Form 20-F
period 2018-12-31
EuroDry Ltd.
filed 2019-04-30
CIK 1731388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _______________________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report Commission file number 001-38502

EURODRY LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Marshall Islands
(Jurisdiction of incorporation or organization)

4 Messogiou & Evropis Street, 151 24 Maroussi Greece
(Address of principal executive offices)
Tasos Aslidis, Tel: (908) 301-9091, info@eurodry.gr, EuroDry Ltd. c/o Tasos Aslidis, 11 Canterbury Lane, Watchung, NJ 07069
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, $0.01 par value	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
2,279,920 common shares, $0.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes      ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of "accelerated filer," "large accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer
☐	☐	☐

Emerging growth company
☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☒

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒   U.S. GAAP

 ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board.

☐   Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS
EuroDry Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This annual report contains forward-looking statements.  These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:
•	our future operating or financial results;
•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
•	drybulk industry trends, including charter rates and factors affecting vessel supply and demand;
•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;
•	our expectations relating to dividend payments and our ability to make such payments;
•	our ability to leverage to our advantage our manager's relationships and reputations in the drybulk shipping industry;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation;
•	global and regional political conditions;
•	acts of terrorism and other hostilities, including piracy; and
•	other factors discussed in the section titled "Risk Factors."
WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT, EXCEPT AS REQUIRED BY LAW, OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS ANNUAL REPORT, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
Please note:  Throughout this report, all references to "we," "our," "us" and the "Company" refer to EuroDry Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.
A.	Selected Financial Data
SELECTED CONSOLIDATED FINANCIAL DATA

On May 30, 2018, Euroseas Ltd. ("Euroseas" or "Former Parent Company") contributed to the Company seven subsidiaries (the "Subsidiaries") in connection with the spin-off of its drybulk fleet held for use as of December 31, 2017 comprising six vessels, one Ultramax and two Kamsarmax vessels built between 2016 and 2018, and three Japanese-built Panamax vessels built between 2000 and 2004 and one dormant company, which was the hull-owning company of Hull No. DY161, the shipbuilding contract of which was cancelled in 2016 (the "Spin-off"). Historical comparative periods reflect the results of the carve-out operations of the seven Subsidiaries that were contributed to the Company.

The following table presents selected consolidated financial and other data of EuroDry Ltd. for each of the years in the three-year period ended December 31, 2018. The table should be read together with "Item 5. Operating and Financial Review and Prospects." Excluding fleet data, the selected consolidated financial data of EuroDry Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."

Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheets at December 31, 2017 and 2018, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

See next page for table of EuroDry Ltd. – Summary of Selected Historical Financials.

	EuroDry Ltd. – Summary of Selected Historical Financials (in U.S. Dollars except for the Fleet Data and number of shares)
	2016	2017	2018
Statement of Operations Data
Time charter revenue	8,331,821	16,985,607	25,934,204
Voyage charter revenue	-	3,294,608	-
Commissions	(452,868)	(1,122,196)	(1,411,333)
Net revenue	7,878,953	19,158,019	24,522,871
Voyage expenses	(82,627)	(2,396,318)	(410,676)
Vessel operating expenses	(4,308,418)	(6,892,388)	(9,183,152)
Dry-docking expenses	-	(127,509)	(1,465,079)
Vessel depreciation	(3,828,634)	(4,786,272)	(5,422,155)
Related party management fees	(780,135)	(1,409,716)	(1,701,340)
Loss on termination and impairment of shipbuilding contracts	(7,050,179)	-	-
Other general and administrative expenses	(798,828)	(917,160)	(2,346,502)
Operating (loss) / income	(8,969,868)	2,628,656	3,993,967
Interest and other financing costs	(1,161,169)	(1,817,574)	(2,913,141)
Gain on derivatives, net	-	49,167	13,786
Other (expenses) / income	(10,316)	(10,548)	25,123
Net (loss) / income	(10,141,353)	849,701	1,119,735
Dividends to Series B preferred shares	-	-	(565,229)
Net (loss) / income attributable to common shareholders	(10,141,353)	849,701	554,506
(Loss) / earnings per share attributable to common shareholders, basic and diluted	(6.21)	0.38	0.25
Preferred stock dividends declared	-	-	565,229
Preferred dividends declared per preferred share	-	-	28.83
Weighted average number of shares outstanding during period, basic and diluted	1,633,141	2,213,505	2,232,821

	EuroDry Ltd. – Summary of Selected Historical Financials (continued) As of December 31,
Balance Sheet Data	2016	2017	2018
Current assets	2,819,911	7,620,376	14,465,269
Vessels, net	64,439,364	81,979,636	110,637,462
Deferred assets and other long term assets	19,430,520	7,852,664	2,605,030
Total assets	86,689,795	97,452,676	127,707,761
Current liabilities including current portion of long term debt	2,124,590	9,641,000	8,983,748
Long term debt, including current portion	29,513,283	38,331,302	63,358,755
Total liabilities	55,592,898	64,590,553	65,411,848
Preferred shares	-	-	18,757,358
Former Parent Company investment	41,603,370	42,518,895	-
Common shares outstanding	-	-	2,279,920
Share capital	-	-	22,799
Total shareholders' equity	31,096,897	32,862,123	43,538,555
Cash Flow Data		Year Ended December 31,
	2016	2017	2018
Net cash provided by operating activities	4,255,829	2,910,287	3,970,170
Net cash used in investing activities	(24,243,012)	(9,635,504)	(29,045,685)
Net cash provided by financing activities	20,472,737	9,283,359	27,928,885

Fleet Data (1)	2016	2017	2018

Number of vessels	2.85	4.94	5.74
Calendar days	1,043	1,802	2,096
Available days	1,043	1,802	2,052
Voyage days	1,043	1,781	2,045
Utilization Rate (percent)	100.0%	98.8%	99.7%

		(In U.S. dollars per day per vessel)
Average TCE rate (2)	7,909	10,042	12,481
Vessel Operating Expenses	4,131	3,825	4,381
Management Fees	748	782	812
G&A Expenses	766	509	1,120
Total Operating Expenses excluding drydocking expenses	5,645	5,116	6,313
Drydocking expenses	-	71	699

 (1) For the definition of calendar days, available days, voyage days and utilization rate, see "Item 5.A – Operating Results".

(2) Time charter equivalent rate, or TCE rate, is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with time charter revenues and voyage charter revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also "Item 5.A – Operating Results"). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue as reflected in the consolidated statement of operations (see discussion above) and our calculation of TCE rates for the periods presented.
	Year Ended December 31,
	2016	2017	2018
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	8,331,821	16,985,607	25,934,204
Voyage charter revenue	-	3,294,608	-
Voyage expenses	(82,627)	(2,396,318)	(410,676)
Time Charter Equivalent or TCE Revenues	8,249,194	17,883,897	25,523,528
Voyage days	1,043	1,781	2,045
Average TCE rate	7,909	10,042	12,481

B.	Capitalization and Indebtedness
Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.
D.	Risk Factors
Any investment in our common stock involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this annual report, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for, and ownership of, our common stock. Any of the described risks could significantly and negatively affect our business, financial condition, operating results and common stock price. The following risk factors describe the material risks that are presently known to us.

Industry Risk Factors
The cyclical nature of the shipping industry may lead to volatile changes in freight rates, which may reduce our revenues and negatively affect our results of operations.
We are an independent shipping company that operates in the drybulk shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for the types of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the shipping industry may lead to volatile changes in freight rates, which may reduce our revenues and net income.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.

Our future profitability will be dependent on the level of charter rates in the international drybulk shipping industry.

Over the period 2016 to 2018, the BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) has fluctuated between a very low level of 290 points in February 2016 to 1,702 points by December 2017 before closing the year at 1,366 points. In 2018, the BDI again fluctuated between 1,082 points in February 2018 to 1,772 points in July then dropping to 1,002 points before closing the year at around 1,400 points. The year 2019 began in a gloomy fashion with the BDI receding to 595 points by mid-February (-58% since the previous peak). Until mid-March, however, the index recovered some of its losses reaching 685 points (+17%) by April 1. This volatility in dry bulk charter rates is due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries. There is no certainty that the dry bulk charter market will experience any recovery over the next months and the market could decline from its current level, especially given the large number of scheduled newbuilding deliveries.

Rates in drybulk market are influenced by the balance of demand for and supply of vessels and may remain depressed or decline again in the future.  Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable, and as a result so are the rates at which we can charter our vessels.  In addition, we may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders.

Some of the factors that influence demand for vessel capacity include:

•	supply of, and demand for, drybulk commodities;
•	changes in the exploration or production of energy resources and commodities, and the resulting changes in the international pattern of trade;
•	global and regional economic and political conditions, including armed conflicts and terrorist activities;
•	embargoes and strikes;
•	the location of regional and global exploration, production and manufacturing facilities;
•	availability of credit to finance international trade;
•	the location of consuming regions for energy resources and commodities;
•	the distance drybulk commodities are to be moved by sea;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk commodities;
•	changes in seaborne and other transportation patterns; and
•	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and other materials;
•	port and canal congestion;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	vessel casualties;
•	the number of vessels that are out of service; and
•	changes in global commodity production.

We anticipate that the future demand for our drybulk vessels and the charter rates of the drybulk market will be dependent upon economic recovery in the United States, Europe and Japan, among other economies, as well as continued economic growth in China, India and the overall world economy, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet may increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations.

An over-supply of drybulk carrier capacity may lead to further reductions in charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends or redeem preferred stock in the future.

The market supply of drybulk carriers has been increasing, and the number of both drybulk vessels on order reached historic highs in 2014. It remains high, by historical standards, despite a number of order cancellations, delivery delays and an increased scrapping rate for drybulk vessels during 2015 and 2016. In 2017 drybulk scrapping rates halved year on year, returning to their 5-year average. In 2018, scrapping of the world drybulk fleet declined significantly, 70% year on year to 4.4 million dwt. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. As of March 1, 2019, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 845.4 million dwt with another 94.8 million dwt, or about 11% of the present fleet capacity, on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. A number of the drybulk carrier charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up; charter rates have improved since and reached profitable levels during most of 2018 but remained volatile and fluctuated significantly during the year (see discussion above). The first three months of 2019 saw rates declining significantly before recovering somewhat by April 2019.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends or redeem preferred stock in the future.

The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

The value of our vessels may fluctuate, adversely affecting our earnings and liquidity and causing us to breach our secured credit agreements.

The fair market values of our vessels are related to prevailing charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market values of our vessels could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities, and we may incur a loss if we sell vessels following a decline in their market value.  Furthermore, a decrease in the market value of our vessels could require us to raise additional capital at costs unfavorable to our shareholders in order to remain compliant with our loan covenants, or could result in foreclosure of our vessels and adversely affect our earnings and financial condition.

The market value of our vessels may increase or decrease depending on the following factors:
•	general economic and market conditions affecting the shipping industry in general;
•	supply of drybulk vessels, including newbuildings;
•	demand for drybulk vessels;
•	types and sizes of vessels;
•	scrap values;
•	other modes of transportation;
•	cost of newbuildings;
•	technological advances;
•	new regulatory requirements from governments or self-regulated organizations;
•	competition from other shipping companies; and
•	prevailing level of charter rates.

As vessels grow older, they generally decline in value. Due to the cyclical nature of the drybulk shipping industry, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected.

In addition, we periodically re-evaluate the carrying amount and period over which vessels are depreciated to determine if events have occurred that would require modification to such assets' carrying values or their useful lives. A determination that a vessel's estimated remaining useful life or fair value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders' equity.

Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement, which, in turn, might restrict our cash and affect our liquidity. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a maximum fleet leverage covenant and a minimum equity ratio requirement that are based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. If the assessed market value of our vessels declines below certain thresholds, we may violate these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. Furthermore, we may enter into future loans, which may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, minimum fair net worth covenants.

A decrease in the level of imports of raw materials and other commodities will reduce demand for our ships and, in turn, harm our business, results of operations and financial condition.

The employment of our vessels and our revenues depend on the international shipment of raw commodities primarily to China, Japan, South Korea and Europe from North and South America, India and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the leaders of the United States have indicated the United States may seek to implement more protective trade measures, and even remove the country from multilateral trading fora. Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in: (a) the cost of goods exported from Asia Pacific, (b) the length of time required to deliver goods from the region and (c) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

 China has been one of the world's fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China's high rate of real GDP growth has already reached a plateau and posted a 0.3 percentage points decline, year on year, in 2018. The United States has imposed tariffs on certain goods and may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

Eurozone's potential inability to deal with the sovereign debt issues of some of its members could have a material adverse effect on the profitability of our business, financial condition and results of operations.

Despite the efforts of the European Council since 2011 to implement a structured financial support mechanism for Eurozone countries experiencing financial difficulties, questions remain about the capability of a number of member countries to refinance their sovereign debt and meet their debt obligations. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism (or the "ESM"), which will be activated by mutual agreement to provide external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro.  An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could have a material adverse effect on our financial position, results of operations and cash flow.

The drybulk industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

The drybulk industry is highly competitive, capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we will have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate China's economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, (or "OECD"), in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by the nature of the economic reforms pursued by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results, financial condition and cash flows.

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Some of our vessels may be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.

We may become dependent on spot charters in the volatile shipping markets, which may result in decreased revenues and/or profitability.

Although all of our vessels are currently under time charters, in the future, we may have some or all of these vessels on spot charters. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has affected and could continue affecting the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and reinstate currently suspended dividends to our shareholders could be adversely affected.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically, volatile and, currently below historical average asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available, if needed, and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, including the designation of emission control areas, ECAs, thereunder, the International Convention on Load Lines of 1966, or the LL Convention, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984 and 1992, and amended in 2000, and generally referred to as the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the

Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, or the CWA, the U.S. Clean Air Act, or the CAA, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels.

Furthermore, events like the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes. Thus we may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. There can be no assurance that any such insurance we have arranged to cover certain environmental risks will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

Environmental requirements can also require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.  Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean up obligations and natural resource damages in the event that there is a release of bunkers or hazardous substances from our vessels or otherwise in connection with our operations.  We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations.  Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of Solas. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical managers have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels, Eurobulk Ltd. ("Eurobulk") and Eurobulk Far East ("Eurobulk FE"), our affiliated ship management companies (each a "Manager"

and together, the "Managers"), are ISM Code-certified, but we may not be able to maintain such certification indefinitely.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the United Nations' International Maritime Organization, the IMO. The document of compliance, the DOC, and safety management certificate, or the SMC, are renewed as required.
In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.
The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. See Item 4: "Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry" for more information.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 4 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Regulations relating to low sulfur emissions coming into effect on January 1, 2020 may adversely affect our revenues and profitability.
Under maritime regulations due to take effect on January 1, 2020, ships will have to reduce sulfur emissions, for which the principal solutions are the use of scrubbers or buying fuel with low sulfur content which is more expensive than standard marine fuel.  We do not currently intend to install scrubbers on our fleet. We expect that our fuel costs and fuel inventories will increase beginning in 2019 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand, which may have a material adverse effect on our business, results of operations, cash flows and financial condition.

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, drydocking or special survey, those vessels would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants in our loan agreements.
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Bureau Veritas, Rina and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security, or ISPS, certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the Managers by Bureau Veritas.
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of such vessel.
If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. That status could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies, or IACS. All of our vessels that we have purchased, and may agree to purchase in the future, must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members. See Item 4: "Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry" for more information.
Rising fuel prices may adversely affect our results of operations and the marketability of our vessels.
Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based and are highly correlated to the price of oil. While the price of fuel is currently at relatively low levels due to the price of oil, the price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by Organization of the Petroleum Exporting Countries ("OPEC") and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014 by the first quarter of 2016 fuel prices had fallen by more than 50%. Oil prices began rising in February 2016 until June 2016, due to, among other reasons, the war in Syria, oscillated until November 2016, due to movements in the U.S. dollar exchange rate and various geopolitical events, surging again since end-November 2016, due to the announcement by OPEC of future production cuts. In January 2017, oil prices maintained their levels while in February 2017 they further rose, reaching $53.83/bbl (for West Texas Intermediate, "WTI") on March 1, 2017. Oil prices subsequently oscillated until May 23, 2017 in the $45.5 to $54 range. In the following 30 days oil prices fell 17%, before beginning a rally of more than 40% until December 31, 2017. In 2018, oil prices continued to rise, albeit with significant fluctuations, to $74.15/bbl as on June 29, (+23% year to date). Until August 15 the price corrected by 9.6% to $67.04/bbl. A rising trend resumed until early October by which time the WTI had gained 14% ($76.41/bbl). In the fourth quarter of 2018, lower demand and the IMF's lower GDP forecasts reversed the trend once more, reducing the oil price by 44% to $42.53 by December 24, 2018. Thereafter, oil prices rebounded responding, at least partly, to a 90 day trade-war truce agreed between the USA and China. By April 1, 2019 the WTI has risen by 49.1% to $63.43/bbl. Oil prices, however, remain below their 10-year average of ca. $71/bbl (for WTI). Any further increases in the price of fuel may adversely affect our operations, especially if such increases are combined with lower drybulk rates.
Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. We may also be obligated to value our bunkers, inventories, on board at the end of a period time or trip time charter, at a lower value than the acquisition value, if prevailing market prices are significantly lower at the time of the vessel redelivery from the charterer.

Rising crew costs may adversely affect our profits.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower drybulk rates.

Maritime claimants could arrest or attach our vessels, which would interrupt our business or have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums to have the arrest or attachment lifted which would have a material adverse effect on our financial condition and results of operations.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien, and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one of our vessels for claims relating to another of our vessels.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.

World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and results of operations or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks in the United States on September 11, 2001, in Madrid, Spain on March 11, 2004, in London, England on July 7, 2005 and March 22, 2017, in Mumbai, India in December 2008 and, more recently, in Paris in 2015 and 2017, Brussels, Berlin, Nice and Istanbul in 2016 and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition.  The continuing conflicts in Iraq, Afghanistan, Libya, Egypt, Ukraine, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provide debt to shipping companies like ours have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result access to credit markets around the world has been reduced. The extension of Quantitative Easing (or "QE"), high levels of Non-Performing Loans (or "NPLs") in Europe and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.

We face risks related to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the changes in market conditions and regulatory changes worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, including proposals to reform the financial system, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and might cause the price of our common stock on the Nasdaq Capital Market to decline.

We may require substantial additional financing to fund acquisitions of additional vessels and to implement our business plans. Sufficient financing may not be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently we may not be able to pay dividends.

Effects and events related to the Greek sovereign debt crisis may adversely affect our operating results.

Greece has experienced a macroeconomic downturn in recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Eurobulk's operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally and with customers, suppliers, partners and other third-parties. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information and data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks.

The vote by the United Kingdom to leave the European Union could adversely affect us.

The United Kingdom ("UK") referendum on its membership in the European Union resulted in a majority of U.K. voters voting to exit the E.U. ("Brexit"). We have activities in the E.U., and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. While the exact way that Brexit will be achieved is uncertain, Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets generally and in the UK specifically. Any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results which could affect our ability to reinstate payment of dividends to our common shareholders. For example, the dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. The celebration of Chinese New Year in the first quarter of each year also results in lower volumes of seaborne trade into China during this period. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results and cash available for distribution to our shareholders as dividends, as long as our fleet is employed on period time charters, if our vessels are employed in the spot market in the future, seasonality may materially affect our operating results in the future.

We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.

All of our seven vessels are currently employed on time charter contracts. Four of our vessels are under time charters scheduled to expire during 2019, two are under time charters scheduled to expire in 2020 and one vessel is under a pool agreement scheduled to expire also during 2019. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not hold or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.

Reliance on suppliers may limit our ability to obtain supplies and services when needed.

We rely on a significant number of third party suppliers of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability or poor quality of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet or lead to our time charters being terminated. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates can result in higher than market rates and reductions in our stockholders' equity as well as charges against our income, while there is no assurance of the credit worthiness of our counterparties.

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2018, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $10 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets. To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our income statement. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, changes in the fair value of our derivative contracts would be recognized in "Accumulated Other Comprehensive Loss" affecting our accumulated deficit, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be involved in various litigation matters from time to time. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition and operating cash flows.

Company Risk Factors
We depend entirely on Eurobulk and Eurobulk FE to manage and charter our fleet, which may adversely affect our operations if Eurobulk or Eurobulk FE fails to perform its obligations.

We have no employees and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk and Eurobulk FE, our affiliated ship management companies. We may lose a Manager's services or a Manager may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against either Manager if it defaults on its obligations to us, you will have no recourse against either Manager. Further, we will need to seek approval from our lenders to change either Manager as our ship manager.

Because the Managers are privately held companies, there is little or no publicly available information about them and there may be very little advance warning of operational or financial problems experienced by the Managers that may adversely affect us.

The ability of a Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair a Manager's financial strength, and because each Manager is privately held it is unlikely that information about its financial strength would become public unless such Manager began to default on its obligations. As a result, there may be little advance warning of problems affecting the Managers, even though these problems could have a material adverse effect on us.

We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

We intend to grow our business by ordering newbuild vessels and through selective acquisitions of high-quality secondhand vessels to the extent that they are available. Our future growth will primarily depend on:
• the operations of the shipyards that build any newbuild vessels we may order;
• the availability of employment for our vessels;
• locating and identifying suitable high-quality secondhand vessels;
• obtaining newbuild contracts at acceptable prices;
• obtaining required financing on acceptable terms;
• consummating vessel acquisitions;
• enlarging our customer base;
• hiring additional shore-based employees and seafarers;
• continuing to meet technical and safety performance standards; and
• managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low and any vessel acquired without an attached time charter will automatically incur additional expenses to operate, insure, maintain and finance the ship, thereby significantly increasing the acquisition cost. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

• fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
• be unable to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and fleet;
• decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
• significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
• incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or
• incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel's condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Our business depends upon certain members of our senior management who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chairman and chief executive officer, Aristides J. Pittas, certain members of our senior management and our Managers. Mr. Pittas has substantial experience in the drybulk shipping industry and has worked with us and our Managers for many years. He, our Managers and certain of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Managers, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.

Certain of our shareholders hold shares of EuroDry in amounts to give them a significant percentage of the total outstanding voting power represented by our outstanding shares.

As of April 22, 2019, Dry Friends Investment Company Inc., or Dry Friends, our largest shareholder and an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owns approximately 38.1% of the outstanding shares of our common stock and unvested incentive award shares, representing 33.9% of total voting power (after accounting for the voting rights of our Series B Preferred Shares (defined below). As a result of this share ownership and for as long as Dry Friends owns a significant percentage of our outstanding common stock, Dry Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of  April 1, 2019, funds advised by Tennenbaum Capital Partners LLC ("TCP") and Preferred Friends Investment Company Inc., an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owned shares of our Series B Preferred Shares, to which we will refer as the Series B Preferred Shares, that are convertible into 17.5% and 4.0%, respectively, of our common shares and unvested incentive award shares on an as-converted basis. In addition, we cannot enter into certain transactions without consent from holders of our Series B Preferred Shares.  This concentration of ownership and the consent rights of holders of Series B Preferred Shares may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us, and could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of Nasdaq's corporate governance rules, we refer you to the section of this annual report entitled "Board Practices—Corporate Governance" under Item 6.

Our growth depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time charters, for which we will face substantial competition from new entrants and established companies with significant resources.

One of our principal objectives is to acquire additional vessels in conjunction with entering into additional long-term, fixed-rate charters for these vessels. The process of obtaining new long-term, fixed-rate charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and vessel specifications, including size, age and condition.

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age.

We face substantial competition from a number of experienced companies, including state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own vessels, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates and available tonnage offered by our competitors can place downward pressure on rates throughout the charter market. As a result of these factors, we may be unable to charter our vessels, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

We and our principal officers have affiliations with the Managers that could create conflicts of interest detrimental to us.

Our principal officers are also principals, officers and employees of the Managers, which are our ship management companies. These responsibilities and relationships could create conflicts of interest between us and the Managers. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Managers. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Managers and vice versa. Eurobulk currently manages vessels for EuroDry, and four bulkers that are not owned by EuroDry, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to EuroDry and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.

Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and may acquire additional drybulk carriers in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel that any of them may consider for acquisition in the future. In addition, Aristides J. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or if we did not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective affiliates, could acquire such vessels.

Our officers do not devote all of their time to our business.

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. Our CEO is also President of Eurobulk and involved in the management of other affiliates and member of the board of other companies. Therefore our officers may spend a material portion of their time providing services to other companies.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

We are an "emerging growth company", and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will not make our common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.

We may not be able to pay dividends.

We have not declared any dividends on our common stock and we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.

The declaration and payment of any dividends will be subject at all times to the discretion of our Board of Directors. Our Series B Preferred Shares provide that we must pay a cash dividend to holders of the Series B Preferred Shares in an amount equal to 40% of any dividend we pay on our common shares on an as-converted-basis in addition to the dividend of the Series B Preferred Shares that is payable at the time.  This provision may be an important factor when our Board of Directors determines whether to declare dividends on our common shares. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the drybulk shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a result, we may not be able to pay dividends.

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Preferred Shares following the payment of expenses and the establishment of any reserves.

The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) until January 29, 2019. The Series B Preferred Shares' dividend rate will increase to 12% from January 29, 2019 to January 29, 2021 and to 14% thereafter and will be payable in cash. In the future, we may have insufficient cash available to redeem our Preferred Shares. The amount we can pay for dividends or use to redeem Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate.

If we are unable to fund our future capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.

In order to fund our future capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

Our existing loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.

Our existing loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;
•	create liens on our assets;
•	sell capital stock of our subsidiaries;
•	make investments;
•	engage in mergers or acquisitions;
•	pay dividends;
•	make capital expenditures;
•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and
•	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders' interests may be different from our interests, and we may not be able to obtain the lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

Servicing future debt would limit funds available for other purposes.

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2018, we had total bank debt of approximately $63.9 million. Our debt repayment schedule as of December 31, 2018 required us to repay $14.0 million of debt during the next two years. As of April 1, 2019, we repaid $2.2 million of our total debt decreasing our outstanding debt to $61.7 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

A further rise in interest rates could cause an increase in our costs and have a material adverse effect on our financial condition and results of operations. To finance vessel purchases, we have borrowed, and may continue to borrow, under loan agreements that provide for periodic interest rate adjustments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could have a material adverse effect on our financial condition and results of operations. Any increase in debt service would also reduce the funds available to us to purchase other vessels.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may be one of the factors that materially affect our ability to obtain the additional debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. We may be unable to obtain additional financing, or may be able to obtain additional financing only at a higher-than-anticipated cost, which may materially affect our results of operations, cash flows and our ability to implement our business strategy.

As we expand our business, we may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.

Our Managers' current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on our Managers to recruit suitable additional seafarers and shore-side administrative and management personnel. Our Managers may not be able to continue to hire suitable employees as we expand our fleet. If our Managers' affiliated crewing agent encounters business or financial difficulties, we can make satisfactory arrangements with unaffiliated crewing agents or else we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

If we acquire additional ships, whether on the secondhand market or newbuildings, and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could be adversely affected.

We expect to acquire additional vessels in the future either from the secondhand markets or by placing newbuilding orders. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of any drybulk vessels we might decide to acquire, whether newbuildings or secondhand vessels, could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, substantial damage to a vessel prior to delivery or construction not in accordance with agreed upon specification or with substantial defects.

We may have difficulty properly managing our planned growth through acquisitions of our newbuilds and additional vessels.

We intend to grow our business through the acquisition of newbuilding vessels or selective acquisitions of additional vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.
A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.
A shipyard could fail to deliver a newbuild on time or at all because of:
•	work stoppages or other hostilities, political or economic disturbances that disrupt the operations of the shipyard;
•	quality or engineering problems;
•	bankruptcy or other financial crisis of the shipyard;
•	a backlog of orders at the shipyard;
•	disputes between us and the shipyard regarding contractual obligations;
•	weather interference or catastrophic events, such as major earthquakes or fires;
•	our requests for changes to the original vessel specifications or disputes with the shipyard; or
•	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.
During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into newbuilding contracts at favorable prices. During periods when charter rates are low, we may be unable to fund the acquisition of newbuilding vessels, whether through lending or cash on hand. For these reasons, we may be unable to execute our growth plans or avoid significant expenses and losses in connection with our future growth efforts.

Credit market volatility may affect our ability to refinance our existing debt or incur additional debt.

The credit markets have recently experienced extreme volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower leverage ratios. The market for new debt financing is extremely limited and in some cases not available at all. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We will not be able to take advantage of potentially favorable opportunities in the current spot market with respect to vessels employed on time charters.

As of April 1, 2019, all of our vessels are employed under time charters with remaining terms ranging from less than one month to 12 months based on the minimum duration of the charter contracts.  The percentage of our fleet that is under time charter contracts represents approximately 49% of our vessel capacity in the remainder of 2019 and 5% of our capacity in 2020.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. Despite the fact that as of April 1, 2019 all of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We or our Managers may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our and our Manager's ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition and operating cash flows. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain "key man" life insurance on any of our officers.

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

•	marine disaster;
•	piracy;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	cargo and property losses or damage;
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and
•	work stoppages or other labor problems with crew members serving on our vessels including crew strikes and/or boycotts.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our shares of common stock. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

The operation of drybulk carriers has certain unique operational risks which could affect our business, financial condition, results of operations and ability to pay dividends.

The operation of drybulk carriers has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our vessels may suffer damage and may face unexpected drydocking costs, which could affect our cash flows and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located.  We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located near our vessels' positions.  The loss of earnings and any costs incurred while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

Purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings. The aging of our fleet may result in increased operating costs in the future, which could adversely affect our results of operations.

Although we inspect the secondhand vessels prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that it would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 1, 2019, the vessels in our fleet had an average age of approximately 10.6 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the dry bulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of April 1, 2019, two of our vessels are over 18 years of age.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of April 1, 2019, the vessels in our fleet had an average age of approximately 10.6 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Technological innovation could reduce our charter income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charter-party agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts, especially when the contracted charter rates are significantly above market levels. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased charter rate levels. As a result we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the drybulk, tanker or offshore support shipping industries remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in our current or future credit facilities and financing agreements.

We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators which includes hull and machinery insurance, protection and indemnity insurance (which, in turn, includes environmental damage and pollution insurance) and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel except in cases we consider such protection appropriate. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I associations or clubs.  P&I associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members.  The objective of a P&I association is to provide mutual insurance based on the aggregate tonnage of a member's vessels entered into the association.  Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association.  We cannot assure you that the P&I association to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.  Claims submitted to the association may include those incurred by members of the association as well as claims submitted to the association from other P&I associations with which our P&I association has entered into inter-association agreements.

We may be subject to calls in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our vessels are exposed to operational risks, including terrorism, cyber-terrorism and piracy that may not be adequately covered by our insurance.

The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in countries, piracy, terrorist and cyber-terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.

If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including the employment of onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.

Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time. We do not carry cyber-attack insurance, which could have a material adverse effect on our business, financial condition and results of operations.

In general, we do not carry loss of hire insurance. Occasionally, we may decide to carry loss of hire insurance when our vessels are trading in areas where a history of piracy has been reported. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking or unscheduled repairs due to damage to the vessel. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

If our vessels call on ports located in countries that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations and other governments, it could adversely affect our reputation and the market for our shares of common stock and its trading price.

From time to time, vessels in our fleet on charterers' instructions may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government, the European Union, the United Nations, and other countries identified by the U.S. or other governments as state sponsors of terrorism, such as North Korea, Iran, Sudan and Syria. We endeavor to have trade exclusion clauses included in the charter contracts. All of our charters contain trade exclusion clauses relating to, among other locations, countries deemed by the United States as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. The U.S. government has recently lifted certain sanctions with respect to Libya and made changes to the scope of the sanctions regime for Iran. The United States sanctions administered by the Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury principally apply, with limited exception, to U.S. persons (defined as any United States citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States, or any person in the United States) only, not to non-U.S. companies. The United States can, however, extend sanctions liability to non-U.S. persons, including non-U.S. companies, such as our Company.

With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and European Union would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the United States and European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries, initially for the six-month period beginning January 20, 2014 and ending July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program (the "JCPOA"), which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 ("Implementation Day"), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency ("IAEA") that Iran had satisfied its respective obligations under the JCPOA.

The United States can also remove sanctions it has previously imposed. On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement as to non-U.S. companies of many of the sanctions against Iran's energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. U.S. sanctions prohibiting certain conduct that was after January 16, 2016 permitted under the JCPOA were not actually repealed or permanently terminated but rather, the U.S. government implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions would not have been permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, President Trump announced he would not certify Iran's compliance with the JCPOA.  In May 2018, President Trump announced the withdrawal of the United States from the Joint Comprehensive Plan of Action and almost all of the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively.

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts or from entering into pooling arrangements under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. Under its time charters and pooling arrangements, the terms of which are consistent with industry standards, the Company may not have the ability to prohibit its charterers from sending its vessels to Iran, North Korea, Sudan, Syria or Cuba to carry cargoes that do not violate applicable laws.  As of March 31, 2019, none of our vessels have called on ports at the aforementioned countries in the past or are arranged to call such ports in the future.  The vessels' shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Iran, North Korea, Sudan, Syria or Cuba or entities that these countries control.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005 and March 22, 2017, Mumbai on November 26, 2008, Paris on November 13, 2015 and August 9, 2017, Brussels on March 22, 2016, Nice on July 14, 2016, Berlin and Istanbul on December 31, 2016 and continuing or new unrest and hostilities in Iraq, Afghanistan, Libya, Egypt, Ukraine, Syria and elsewhere in the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Obligations associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
We generate all our revenues in U.S. dollars, but we incur approximately 22% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 9% in 2018 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

Investment in derivative instruments such as freight forward agreements could result in losses.
From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows. As of December 31, 2018, the Company has entered into interest rate swap and FFA agreements. See "Note 14 – Derivative Financial Instruments" under the "Consolidated Financial Statements" (page F-38)

Interest rates in most loan agreements in our industry are based on variable components, such as LIBOR, and if such variable components increase significantly, it could affect our profitability, earnings and cash flows.
LIBOR in the past has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions can be the result of disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable to service our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flows.

Furthermore, interest rates in most loan agreements in our industry have been based on published LIBOR rates. Our loan agreements contain provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate if the quoted LIBOR rate does not reflect their true cost-of-funds or if it is unavailable. Since some of our loans have such clauses, our borrowing costs could increase significantly if there is a market disruption of LIBOR, which could have an adverse effect on our profitability, earnings and cash flows.

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or "Committee", a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness. In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

We depend upon a few significant customers, due to our currently small fleet, for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2018, approximately 69% of our revenues derived from our top five charterers. During 2017 and 2016, approximately 74% and 91%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, United States shareholders of a PFIC are required to file annual information returns with the United States Internal Revenue Service, or IRS.

Based on our current method of operation, we do not believe that we have been, are or will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, in the absence of legal authority directly relating to PFIC rules, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, (which election could itself have adverse consequences for such shareholders, as discussed in Item 10 of this Annual Report under "Taxation — United States Federal Income Taxation of U.S. Holders"), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our shares. See "Taxation — United States Federal Income Taxation of U.S. Holders" in this Annual Report under Item 10 for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

Based on the current and expected composition of our and our subsidiaries' assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled "Item 10.E. Taxation — Passive Foreign Investment Company Regulations." We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code, or Section 883, and the applicable Treasury Regulations promulgated thereunder.

We intend to take the position that we qualified for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2018 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.  In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

If we are not entitled to exemption under Section 883 for any taxable year, we would be subject for those years to an effective 2% United States federal income tax on the shipping income we derive during the year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, and an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management's assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.

We are a Marshall Islands corporation, and our subsidiaries are incorporated in jurisdictions outside of the United States. Our executive offices are located outside of the United States in Maroussi, Greece. A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands, Greece or jurisdictions in which our subsidiaries are organized would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. In addition, the protection afforded minority shareholders in the Marshall Islands is different than those offered in the United States.

Risk Factors Relating To Our Common Stock
The trading volume for our common stock has been low, which may cause our common stock to trade at lower prices and make it difficult for you to sell your common stock.

Although our shares of common stock traded on the Nasdaq Capital Market since May 31, 2018 the trading volume has been low. Our shares may not actively trade in the public market and any such limited liquidity may cause our common stock to trade at lower prices and make it difficult to sell your common stock.

The market price of our common stock has been and may in the future be subject to significant fluctuations.

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	actual or anticipated fluctuations in quarterly and annual variations in our results of operations;
•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;
•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;
•	speculation in the press or investment community about our business or the shipping industry;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	payment of dividends;
•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;
•	changes in government and other regulatory developments;
•	additions or departures of key personnel;
•	general market conditions and the state of the securities markets; and
•	domestic and international economic, market and currency factors unrelated to our performance.

The international drybulk shipping industry has been highly unpredictable.  In addition, the stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.  Our shares may trade at prices lower than you originally paid for such shares.

If our common stock does not meet the Nasdaq Capital Market's minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.

Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share.  If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common stock could be delisted.

If the market price of our common stock falls below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

 The trading market for our common shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

Our Amended and Restated Articles of Incorporation, Bylaws and Shareholders' Rights Plan contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers and (3) the ability of public shareholders to benefit from a change in control.

Our current amended and restated articles of incorporation and bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. In addition, we adopted a shareholders' rights plan pursuant to which our Board of Directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our Board of Directors.  These anti-takeover provisions, including provisions of our shareholders' rights plan, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders' ability to realize any potential change of control premium.

Future sales of our stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We may issue additional shares of our stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Sales of a substantial number of any of the shares of common stock mentioned above may cause the market price of our common stock to decline.

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our Board of Directors approved the issuance of 19,042 shares of our Series B Preferred Shares at the Spin-off date and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders' ability to realize any potential change of control premium.

Our Series B Preferred Shares are senior obligations of ours and rank prior to our common stock with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common stock.
The rights of the holders of our Series B Preferred Shares rank senior to the obligations to holders of our common shares. Upon our liquidation, the holders of Series B Preferred Shares will be entitled to receive a liquidation preference of $1,000 per share, plus all accrued but unpaid dividends, prior and in preference to any distribution to the holders of any other class of our equity securities, including our common shares. The existence of the Series B Preferred Shares could have an adverse effect on the value of our common shares.

Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical state law in the United States, such as Delaware, and shareholders may have difficulty in protecting their interests with regard to actions taken by our Board of Directors.
Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, as amended, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
Item 4. Information on the Company
A.	History and Development of the Company
EuroDry Ltd. is a Marshall Islands company incorporated under the BCA on January 8, 2018. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of April 1, 2019, our fleet consisted of seven drybulk carriers (comprising four Panamax drybulk carriers, two Kamsarmax and one Ultramax drybulk carrier). The total cargo carrying capacity of our seven drybulk carriers is 528,931 dwt.

On May 30, 2018, EuroDry was spun-off from our Former Parent Company and issued 2,254,830 shares of its common stock to holders of common stock of Euroseas as of the applicable record date (one share of EuroDry for every five shares of Euroseas held). Our common shares trade under the symbol EDRY on the Nasdaq Capital Market. Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.
B.	Business Overview
Our fleet consists of drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes.  Please see information in the section "Our Fleet", below. During 2016, 2017 and 2018 we had a fleet utilization of 100%, 98.8% and 99.7%, respectively, our vessels achieved daily time charter equivalent rates of $7,909, $10,042 and $12,481, respectively, and we generated voyage charter and time charter revenues of $8.33, $20.28 million and $25.93 million, respectively.

Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in drybulk vessels and by reliably, safely and competitively operating the vessels we own, through our affiliates, Eurobulk and Eurobulk FE. Representing a continuous shipowning and management history that dates back to the 19th century, we believe that one of our advantages in the industry is our ability to select and safely operate drybulk vessels of any age.
Our Fleet
As of April 1, 2019, the profile and deployment of our fleet is the following:
Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Apr- 20	$13,000
XENIA	Kamsarmax	82,000	2016	TC until Jan-20 +1 year in charterer's option	$14,100 Option at $14,350
EIRINI P	Panamax	76,466	2004	TC until Aug-19	Hire 103% of Average BPI 4TC(**)
PANTELIS	Panamax	74,020	2000	TC until May-19	$9,850
TASOS	Panamax	75,100	2000	TC until April-19	$12,250 plus a Gross Ballast Bonus of $225k (total equivalent to about $7,500)
ALEXANDROS P	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2018
STARLIGHT	Panamax	75,845	2004	TC until Jul-19	Hire 100% of Average BPI 4TC(**)
Total Vessels	7	528,931

(*)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.
(**)	Denotes the Baltic Panamax Index; The Average BPI 4TC is an index based on four time charter routes.

We plan to expand our fleet by investing in vessels in the drybulk market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements. As of April 1, 2019, all of our vessels are employed under time charter contracts.
As of April 1, 2019, approximately 49% of our ship capacity days in the remainder of 2019 and approximately 5% of our ship capacity days in 2020 are under contract.
In "Critical Accounting Policies – Impairment of vessels" below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced extraordinarily high volatility, and substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value. We may not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2017 and 2018, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm's-length transactions.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without any notations.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
•	offers that we may have received from potential purchasers of our vessels; and
•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.
Name	Capacity	Purchase Date	Carrying Value as of December 31, 2017	Carrying Value as of December 31, 2018
Dry Bulk Vessels	(dwt)		(million USD)	(million USD)
PANTELIS	74,020	Jul-2009	$13.88(1)	$12.26(2)
EIRINI P	76,466	May-2014	$16.84(1)	$15.59(2)
XENIA	82,000	Feb-2016	$29.73(1)	$28.59(2)
TASOS	75,100	Jan-2017	$4.29	$4.07
ALEXANDROS P.	63,500	Jan-2017	$17.24	$16.65
EKATERINI	82,000	May-2018	-	$23.34
STARLIGHT	75,845	Nov-2018	-	$10.14(2)
Total Dry Bulk Vessels	528,931		$81.98	$110.64
(1) Indicates vessels for which we believe, as of December 31, 2017, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2017.  We believe that the aggregate carrying value of these vessels, assessed separately, of $60.45 million as of December 31, 2017 exceeds their aggregate basic charter-free market value of approximately $46.90 million by approximately $13.55 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2017 were recoverable.
(2) Indicates drybulk vessels for which we believe, as of December 31, 2018, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2018.  We believe that the aggregate carrying value of these vessels, assessed separately, of $66.58 million as of December 31, 2018 exceeds their aggregate basic charter-free market value of approximately $52.9 million by approximately $13.68 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2018 were recoverable.
We note that all of our drybulk vessels, are currently employed under time charter contracts of durations from less than one to 11 months until the earliest redelivery charter period.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to the risk factor entitled "The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels" and the discussion in Item 3.D under "Industry Risk Factors".

Management of Our Fleet
The operations of our vessels are managed by Eurobulk Ltd., or Eurobulk, and Eurobulk (Far East) Ltd. Inc., or Eurobulk FE, both affiliated companies. Eurobulk manages our fleet under a Master Management Agreement with us and separate management agreements with each shipowning company. Eurobulk was founded in 1994 by members of the Pittas family and is a reputable ship management company with strong industry relationships and experience in managing vessels. Under our Master Management Agreement, Eurobulk is responsible for providing us with: (i) executive services associated with us being a public company; (ii) other services to our subsidiaries and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers; and (iii) technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.

Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement is similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas.  The Master Management Agreement is terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement runs through May 30, 2023 and will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future can enter into a separate management agreement with Eurobulk with the term and daily rate as specified in the Master Management Agreement.  The fee under the management agreements between Eurobulk FE and the shipowning companies follows substantially the same terms of the similar agreements with Eurobulk.

The management fee will be adjusted annually for Eurozone inflation every January 1st. Under the Master Management Agreement, we pay Eurobulk an annual fee of $1,250,000 and a fee of 685 Euros per vessel per day in operation and 342.50 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros will become effective when construction of the vessels actually begins.

Eurobulk FE was founded in 2015 and is based in The Philippines. Eurobulk FE manages our vessels M/V "Xenia," M/V "Tasos," M/V "Alexandros P" and M/V "Ekaterini," pursuant to a management agreement with each vessel's shipowning company and Master Management Agreement with Eurobulk FE, with terms substantially similar to the corresponding agreements of Eurobulk with the other shipowning companies.
During 2018, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $731,456. We also paid Eurobulk and Eurobulk FE a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.5 Euros) of that amount for any vessel laid-up.  There was no adjustment for inflation from January 1, 2019, to date and, hence, we continue to pay an annual fee of $1,250,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros becomes effective when construction of the vessels actually begins.

Our Competitive Strengths
We believe that we possess the following competitive strengths:
•
Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from Massachusetts Institute of Technology and has over 20 years of experience, primarily as a partner at a Boston based international consulting firm focusing on investment and risk management in the maritime industry.

•
Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,313 per day for the year ended December 31, 2018. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2018, our operational fleet utilization was 99.7%, from 98.8% in 2017, while our commercial utilization rate was at 100% for both years. Our total fleet utilization rate in 2018 was 99.7%.

•
Strong Relationships with Customers and Financial Institutions. We believe ourselves, Eurobulk, Eurobulk FE and the Pittas family to have developed strong industry relationships and to have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk and Eurobulk FE, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk, Eurobulk FE and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.

Our Business Strategy
Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In March 2017, we signed an addendum to our newbuilding contract with Jiangsu Tianyuan Marine Import & Export Co., Ltd., and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd. to proceed with the construction of an 82,000 DWT bulk carrier, which was delivered on May 7, 2018. In December 2018, we acquired another second hand Panamax drybulk carrier.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet's recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use FFAs – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 1, 2019, on the basis of our existing time charters, approximately 49% of our vessel capacity in the remainder of 2019 and approximately 5% in 2020 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability us to make principal and interest payments on our debt and pay dividends to our shareholders.
•
Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2018 calls for a reduction of more than 11% of our debt by the end of 2019 and an additional reduction of about 11% by the end of 2020 for a total of 22% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

Our Customers
Our major charterer customers during the last three years include Klaveness, Amaggi, Norden, Panocean, Cargill and Noble amongst others. We are a relationship driven company, and our top five customers in 2018 include two of our top five customers from 2017 (Klaveness, and Amaggi) and one from 2016 (Klaveness). Our top five customers accounted for approximately 69% of our revenues in 2018 and our top four customers accounted for approximately 74% of our revenues in 2017.  In 2018, Klaveness and Amaggi accounted for 32% and 11% of our revenues, respectively.  In 2017, Klaveness, Norden, Amaggi, China National Chartering and Quadra accounted for 26%, 18%, 17% and 13% of our revenues, respectively. In 2016, Klaveness, Norden and Quadra accounted for 52%, 26% and 13% of our revenues, respectively. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although such a rate could be lower than the charter rate agreed with the charterer.
The Dry Cargo Industry

Dry cargo shipping refers to the transport of certain commodities by sea between various ports in bulk or containerized form.

Drybulk commodities are typically divided into two categories — major and minor bulks. Major bulks include coal, iron ore and grains, while minor bulks include aluminum, phosphate rock, fertilizer, raw materials, agricultural and mineral cargo, cement, forest products and some steel products, including scrap.

There are five main classes of drybulk carriers — Handysize, Handymax, Panamax, Kamsarmax and Capesize. These classes represent the sizes of the vessel carrying the cargo in terms of deadweight (dwt) capacity, which is defined as the total weight including cargo that the vessel can carry when loaded to a defined load line of the vessel. Handysize vessels are the smallest of the five categories and include those vessels weighing up to 40,000 dwt. Handymax carriers are those vessels that weigh between 40,000 and 60,000 dwt, while Panamax vessels are those ranging from 60,000 dwt to 80,000 dwt. Vessels over 80,000 dwt are called Kamsarmax vessels, while vessels over 100,000 dwt are called Capesize vessels (mini-Capes 100-140,000 dwt).

Drybulk carriers are ordinarily chartered either through a voyage charter or a time charter, under a longer term contract of affreightment ("COA") or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (either hire per day or a specified rate per dwt capacity per month) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as drydockings and special surveys, are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Occasionally, drybulk vessels are chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel.

A COA is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which a specific cargo will be carried over a specified period of time. COAs benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COAs benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system by which each participating vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and COA with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2017, however, they remained below profitable levels for most of the year. In 2018 the charter rates improved significantly before turning back to the 2017 levels at the beginning of 2019. The development of charter rates is dependent on the supply of and demand for drybulk vessels. Demand for vessels depends on the international trade of drybulk commodities which, in turn, is affected by the economic growth, infrastructure investment and industrial production of major importing regions like Europe and Far East amongst others as well as the production of drybulk commodities by exporters like Brazil, Australia, South Africa, Argentina and Russia amongst others. During 2017, global seaborne dry bulk trade growth (in tons) reached 4.1% according to industry analysts the highest annual growth since 2014, however, trade growth in 2018 slowed down to 2.5%. In Apri 2019, the International Monetary Fund revised downward its world economic growth forecast for 2019 and 2020 indicating a challenging macroeconomic environment for continuing drybulk seaborne trade growth.

At the same time, the supply of drybulk vessels cannot be changed drastically in the short term as it takes about nine months to build a ship and, usually, there is a lag of, at least, fifteen to eighteen months between placing an order to build a vessel and its delivery. In the near term, supply is limited by the existing number of vessels and can only be adjusted by increasing or decreasing the operating speed of a vessel but various economic and operational factors could limit the range of such adjustments. As of April 1, 2019, the backlog of vessels under construction ("orderbook") is about 11% of the fleet and it is scheduled to be delivered mostly over the next three years. This level of orderbook reflects lower newbuilding orders placed during 2016 and 2017 due to the depressed charter rates in those years and will limit supply growth during 2019 while supply growth in 2020 might be higher due to higher level of orders placed in 2018. More than half of the orderbook is concentrated on Capesize vessels (14.8% of the Capesize fleet), while vessels below 100,000 dwt, the segment in which our vessels compete, face an orderbook of 8.6% of the fleet and, consequently, less supply growth. The above levels of orderbook along with trends of vessel withdrawals in 2019 indicate that growth of fleet is likely to remain comparable to drybulk trade growth, thus, providing a foundation for charter rates to retain the present levels.

Typically, periods of high charter rates result in an increased rate of new vessel ordering, often more than what the demand levels warrant; these vessels beginning to be delivered eighteen months or more later when demand growth for vessels often slows down creating oversupply and quick correction of charter rates. The cyclicality of charter rates is also reflected in vessel values.

Our Competitors
We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through Eurochart S.A. ("Eurochart"), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of carriers in the drybulk sector. Ownership of drybulk carriers is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Partners Inc. (NYSE: NMM), Star Bulk Carriers Corp. (NASDAQ: SBLK), Safe Bulkers, Inc. (NYSE: SB) and Globus Maritime Limited (NASDAQ: GLBS).
Seasonality
Coal, iron ore and grains trades, the major commodities of the drybulk shipping industry, are somewhat seasonal in nature. Energy markets primarily affect the demand for coal, higher demand is witnessed mainly during summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. Demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, significantly reduce their level of production. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) in the southern one, harvests occur throughout the year and are shipped accordingly.
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources.  Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard ("USCG"), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
While we do not carry oil as cargo, we do carry fuel oil (bunkers) in our drybulk carriers. We currently maintain, for each of our vessels, pollution liability insurance coverage of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse effect on our financial condition and operating cash flows.
International Maritime Organization
 The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by MARPOL, the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The IMO's Marine Environmental Protection Committee ("MEPC") adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.
Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs. Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs").  As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation.  At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future.  At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Although all our vessels are currently ISM Code-certified, such certification may not be maintained by all our vessels at all times. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Costs of compliance may be substantial.
Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO also adopted the Bunker Convention to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised. In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States."

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General

Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.

Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.  The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Ships above 5,000 gross tons account for around 55.0% of the number of ships calling into E.U. ports and represent around 90.0% of the related emissions. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases.  We submitted a monitoring plan to verifiers for each of our ships indicating the method chosen to monitor and report CO2 emissions and other relevant information, and, as of January 1, 2018, such plans were subsequently dispatched to each of our vessels for implementation. These or other developments may result in financial impacts on our operations that we cannot predict with certainty at this time.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.

International Labour Organization
The International Labor Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code ("the ISPS Code").  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC"), from a recognized security organization approved by the vessel's flag state.  Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being "in class" by all the applicable Classification Societies. Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The following table lists the upcoming intermediate or special survey for the vessels in our current fleet. Special surveys typically require drydocking of the vessels while intermediate surveys may not, depending on the age of the vessel and its condition.  The intermediate surveys listed in the table below will not require drydocking of the vessels.

Vessel	Next	Type

STARLIGHT	May 2019	Special Survey
EIRINI P	September 2019	Special Survey
PANTELIS	January 2020	Intermediate Survey (Drydocking)
TASOS	January 2020	Intermediate Survey (Drydocking)
XENIA	February 2021	Special Survey
ALEXANDROS P	January 2020	Intermediate Survey
EKATERINI	May 2021	Intermediate Survey
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
C.	Organizational structure
EuroDry is the sole owner of all outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under "Item 18. Financial Statements" and in Exhibit 8.1 to this annual report.

D.	Property, plants and equipment
We do not own any real estate property.  As part of the management services provided by Eurobulk during the period in which we have conducted business to date, we have shared, at no additional cost, offices with Eurobulk.  We do not have current plans to lease or purchase office space, although we may do so in the future.
Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, "Basis of Presentation and General Information", of the attached Financial Statements for a listing of our vessel owning subsidiaries.  Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facilities."
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with "Item 3. Key Information – D. Risk Factors", "Item 4. Business Overview", and our financial statements and footnotes thereto contained in this annual report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read "Forward-Looking Statements" for additional information regarding forward-looking statements used in this annual report. Reference in the following discussion to "we," "our" and "us" refer to EuroDry and our subsidiaries, except where the context otherwise indicates or requires.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment. We may also use FFA contracts to provide partial coverage for our drybulk vessels – as a substitute for time charters – in order to increase the predictability of our revenues.

Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. Vessels operating in pools benefit from better scheduling, and thus increased utilization, and better access to contracts of affreightment due to the larger commercial operation of the pool. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters or to participate in shipping pools (if available for our vessels), however we only expect to enter into additional time charters or shipping pools if we can obtain contract terms that satisfy our criteria.  We carefully evaluate the length and the rate of the time charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.

We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings. Please see "Critical Accounting Policies", below, for a further discussion of the consequences of selling our vessels for amounts below their carrying values.

A. Operating results
Factors Affecting Our Results of Operations
We believe that the important measures for analyzing trends in the results of our operations consist of the following:
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.
Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.
Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment but including days our vessels were sailing for repositioning. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.
Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire either waiting to find employment, or commercial off-hire, or for reasons such as unscheduled repairs or other off-hire time related to the operation of the vessels, or operational off-hire.  We distinguish our fleet utilization into commercial and operational. We calculate our commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.  We calculate our operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.
Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.
Time Charter Equivalent, or TCE. A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are time charter revenues and voyage charter revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market (drybulk vessels are, generally, chartered on a time charter basis) and presents a more accurate representation of the revenues generated by our vessels. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.
Basis of Presentation and General Information
We use the following measures to describe our financial performance:
Time charter revenue and Voyage charter revenue. Our charter revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter revenue that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the transportation market, the number of vessels on time charters, spot charters and in pools and other factors affecting charter rates in the drybulk market.
Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, a company affiliated with our CEO, plus additional commission of usually up to 5% to other brokers involved in the transaction, plus address commission of usually up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% calculated as stated in the relevant memorandum of agreement for any vessel sold by it on our behalf.
Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period.
Vessel operating expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically changed in line with the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general (including, for instance, developments relating to market prices for insurance or inflationary increases) may also cause these expenses to increase.
Related party management fees. These are the fees that we pay to our affiliated ship managers under our management agreements for the technical and commercial management that Eurobulk and Eurobulk FE perform on our behalf.
Vessel depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of estimated lives are recognized over current and future periods.
Drydocking and special survey expense. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Drydocking and special survey expenses are accounted on the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred.
Interest expense and loan costs. We traditionally finance vessel acquisitions partly with debt on which we incur interest expense. The interest rate we pay is generally linked to the 3-month LIBOR rate, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. Loan costs are deferred and amortized over the period of the loan; the un-amortized portion is written-off if the loan is prepaid early.
Other general and administrative expenses. We incur expenses consisting mainly of executive compensation, professional fees, directors' liability insurance and reimbursement of our directors' and officers' travel-related expenses. We acquire executive services of our chief executive officer, chief financial officer, chief administrative officer, internal auditor and corporate secretary, through Eurobulk as part of our Master Management Agreement.
In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance.  In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under "Capital Expenditures" below).  In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts as well as the level of the new charter rates for the charters that are to expire. Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on financial and operational evaluation of such action and depend on the overall state of the drybulk vessel market, the availability of purchase candidates, available employment, anticipated drydocking cost and our general assessment of economic prospects for the sectors in which we operate.

Results from Operations
Year ended December 31, 2018 compared to year ended December 31, 2017
Time charter revenue and voyage charter revenue. Time charter revenue and voyage charter revenue for 2018 amounted to $25.93 million, increasing by 27.9% compared to the year ended December 31, 2017 during which voyage revenues amounted to $20.28 million. In 2018, we operated an average of 5.74 vessels, a 16.2% increase over the average of 4.94 vessels we operated during the same period in 2017. In the year 2018 our fleet had 2,045 voyage days earning revenue as compared to 1,781 voyage days earning revenue in 2017.  While employed, our vessels generated a time-charter equivalent (or "TCE") rate, of $12,481 per day per vessel in 2018 compared to a TCE rate of $10,042 per day per vessel in 2017, an increase of 24.3%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts and pool agreements, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $1.41 million in charter commissions for the year ended December 31, 2018, representing 5.4% of charter revenues. This represents an increase over the year ended December 31, 2017, where commissions paid were $1.12 million, representing 5.5% of charter revenues.
Voyage expenses. Voyage expenses for the year were $0.41 million and relate to expenses for repositioning voyages between time charter contracts and ballast voyages, and owners expenses at certain ports. For the year ended December 31, 2017, voyage expenses amounted to $2.4 million. Our vessels are, generally, chartered under time charter contracts. Voyage expenses, usually, represent a small fraction (1.58% and 11.82% in each of 2018 and 2017, respectively) of voyage revenues.  In 2017 some of our drybulk vessels were chartered on voyage charters to capitalise on the rising drybulk market, hence the higher percentage compared to 2018. Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $9.18 million in 2018 compared to $6.89 million in 2017 reflecting the higher average number of vessels operated during 2018 and the higher daily operating costs per vessel.  Daily vessel operating expenses per vessel amounted to $4,381 per day in 2018 versus $3,825 per day in 2017, an increase of 14.5%, mainly due to the timing of certain maintenance expenses occurring in the beginning of 2018 and higher initial expenses for the secondhand vessel acquired in the same year alongside some  repairs and spare replacements performed concurrently with the drydocking of the two vessels that underwent special survey.
Related party management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2018, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $1.7 million for the year, or $812 per day per vessel. During 2017, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $1.41 million for the year, or $782 per day per vessel. The increase in the total amount of U.S. dollars paid within 2018 is due to the higher number of vessels operated within the year 2018 compared to the previous year and due to unfavorable movement in the $/euro exchange rates during 2018 compared to 2017.
Other general and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. Up to the Spin-off date, these expenses represent an allocation of the expenses incurred by Euroseas based on the number of calendar days of our vessels compared to total Euroseas fleet. For the year 2018 these expenses include a number of costs associated with the completion of the Spin-off and the listing of the Company. In 2018, we had a total of $2.35 million of general and administrative expenses as compared to $0.92 million in 2017.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2018, we had two vessels undergoing drydocking and one vessel undergoing its intermediate survey (in-water)  for a total of $1.47 million.  During 2017, one vessel underwent its intermediate survey (in-water) for a total of $0.13 million.
Vessel depreciation. Vessel depreciation for 2018 was $5.42 million. Comparatively, vessel depreciation for 2017 amounted to $4.79 million. The increase is due to the higher number of vessels operated within the year 2018 compared to the previous year.
Interest and other financing costs. Interest expense and other financing costs for the year were $2.91 million. Comparatively, during the same period in 2017, interest and other financing costs amounted to $1.82 million. Interest incurred and loan fees were higher in 2018 due to the higher LIBOR and higher average outstanding debt during the year, as compared to 2017.
Derivatives gain/(loss). In 2018, we had a marginal realized gain and an unrealized loss of $0.05 million from the mark to market valuation on our interest rate swap contracts that we entered into in August 2017 and July 2018 compared to a marginal realized loss and an unrealized gain of $0.05 million in 2017 from the mark to market valuation on the interest rate swap entered into in August 2017. We had entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates. In October 2018 we also entered into an FFA, and had a marginal realized loss and a $0.05 unrealized gain. We had entered into FFA contracts to mitigate our exposure to possible declines in the drybulk market rates.
Dividend Series B Preferred Shares. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5%. In 2018, the Company declared and paid in kind dividends of $0.57 million. In 2017, the Company declared and paid no dividends, since our Series B Preferred Shares were distributed at the Spin-off date.

Net income available to common shareholders. As a result of the above, net income for the year ended December 31, 2018 was $0.55 million compared to a net income of $0.85 million for the year ended December 31, 2017.
Year ended December 31, 2017 compared to year ended December 31, 2016
Time charter revenue and voyage charter revenue. Time charter revenue and voyage charter revenue for 2017 amounted to $20.28 million, increasing by 143% compared to the year ended December 31, 2016 during which voyage revenues amounted to $8.33 million. In 2017, we operated an average of 4.94 vessels, a 73% increase over the average of 2.85 vessels we operated during the same period in 2016. Specifically, during 2017, our fleet had 1,781 voyage days earning revenue as compared to 1,043 voyage days earning revenue in 2016.  While employed, our vessels generated a time-charter equivalent (or "TCE") rate, of $10,042 per day per vessel in 2017 compared to a TCE rate of $7,909 per day per vessel in 2016, an increase of 27%, which was due to significantly improved market charter rates. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $1.12 million in charter commissions for the year ended December 31, 2017, representing 5.5% of charter revenues. This represents a marginal increase over the year ended December 31, 2016, where commissions paid were $0.45 million, representing 5.4% of charter revenues.
Voyage expenses. Voyage expenses for the year amounted to $2.4 million and relate to expenses for certain voyage charters. For the year ended December 31, 2016, voyage expenses amounted to $0.08 million. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (11.8% and 1.0% in each of 2017 and 2016, respectively) of voyage revenues.  In 2017 some of our drybulk vessels were chartered on voyage charters to capitalise on the rising drybulk market, which explains the higher amount of voyage expenses compared to the year 2016. Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses amounted to $6.89 million in 2017 compared to $4.31 million in 2016.  Daily vessel operating expenses per vessel amounted to $3,825 per day in 2017 versus $4,131 per day in 2016 a decrease of 7.4% which was the result of our continuous drive to control costs and the addition of a newbuild vessel, M/V "Alexandros," to our fleet which had lower running expenses and reduced the fleet average.
Related party management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2017, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $1.41 million for the year, or $782 per day per vessel. During 2016, Eurobulk charged us 685 Euros per day per vessel totalling $0.78 million for the year, or $748 per day per vessel. The increase in the total amount of U.S. dollars paid within 2017 is due to the higher exchange rates of the Euro with respect to the U.S. dollar compared to the previous year and the higher number of vessels operated within the year 2017 compared to the previous year.
Other general and administrative expenses. These expenses include the fixed portion of our management fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses and represent an allocation of the expenses incurred by Euroseas based on the number of calendar days of our vessels compared to total Euroseas fleet. In 2017, we had a total of $0.92 million of general and administrative expenses as compared to $0.80 million in 2016.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2017, we had one vessel undergoing its intermediate survey (in-water) for a total of $0.13 million.  During 2016, we had no vessels undergoing drydocking.
Vessel depreciation. Vessel depreciation for 2017 was $4.79 million. Comparatively, vessel depreciation for 2016 amounted to $3.83 million. Vessel depreciation in 2017 was higher compared to 2016, due to a higher number of vessels operated in 2017.
Loss on termination and impairment of shipbuilding contracts. For the year ended December 31, 2016, the Company recorded a $3.25 million loss on termination of the two Ultramax shipbuilding contracts and a $3.85 million impairment charge on one of the Kamsarmax shipbuilding contracts based on the probability of terminating the contract at the time given the significantly above-market price of the contract; subsequent to December 31, 2016, we negotiated a lower price for the newbuilding contract and decided to proceed with the construction of the vessel.
Interest and other financing costs. Interest expense and other financing costs for the year were $1.82 million. Comparatively, during the same period in 2016, interest and other financing costs amounted to $1.16 million. Interest incurred and loan fees were higher in 2017 due to the higher average outstanding debt during the year as compared to 2016.
Derivatives gain. In 2017, we had an unrealized gain of $0.05 million from the mark to market valuation on our interest rate swap contract that we entered into in August 2017. We entered into the interest rate swap to mitigate our exposure to possible increases in interest rates.
Net (loss) / income. As a result of the above, net income for the year ended December 31, 2017 was $0.85 million compared to a net loss of $10.14 million for the year ended December 31, 2016.
Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.
Depreciation
We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment (if any). Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge and possibly an impairment charge. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard and the residual value of our vessels is estimated to be $250 per lightweight ton.
Impairment of vessels
We review our vessels held for use for impairment whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the assets may not be recoverable. If we identify indication for impairment for a vessel, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.
The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.
The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates, from year three onwards. The Company calculates the historical average rates over a 17-year period for 2018 and a 16-year period for 2017, which both start in 2002 and take into account complete market cycles, and which provide a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract.

Our impairment exercise is highly sensitive on variances in the time charter rates and vessel operating costs; it also requires assumptions for:
•	the effective fleet utilization rate;
•	estimated scrap values;
•	future drydocking costs; and
•	probabilities of sale for each vessel.
Our estimates for the time charter rates for the first two years are based on market information available for future rates (based on the length of charters that can be secured at the time of the analysis, generally, one to two years). Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company's data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses escalated by 1.5% per annum and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment test for the year ended December 31, 2018 identified four of our vessels with indication for impairment as presented in the following table. For these vessels, we performed our impairment analysis which indicated no impairment. Furthermore, we performed sensitivity analysis for the charter rates and operating cost assumptions (which are the inputs most sensitive to variations) allowing for variances of up to 10% without an impairment indication.
There can be no assurance as to how long term charter rates and vessel values will increase as compared to their current levels and approach historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly during 2017 and the first half of 2018 but gradually weakened in the second half of 2018 and the first quarter of 2019 before recovering somewhat, may return to their previously depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Item 4.B. Business Overview – Our Fleet".
For the four vessels which had impairment indication, a comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for the uncontracted period for each of the vessels is presented below:
Vessel	Charter Rate as of 12/31/2018	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2019)	Rate Year 2 (2020)	Rate Year 3+ (2021+)	Breakeven Rate (USD/day)
Eirini P*	0	0	10	12,318	12,318	20,374	11,887
Xenia	14,100	13	22	12,436	12,436	20,569	9,647
Pantelis	9,050	1	6	11,962	11,962	19,786	12,123
Starlight	9,000	6	10	12,318	12,318	20,734	9,973
 (*) This vessel is chartered at a market index linked rate.

Recent Accounting Pronouncements
Please refer to Note 2 of the financial statements attached to this annual report.

Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.07 billion in "total annual gross revenues" during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
B.	Liquidity and Capital Resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and if necessary operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2019 and beyond.
Cash Flows
Net cash from operating activities.
Our net surplus from operating activities for 2018 was $3.97 million as compared to a net surplus from cash flows provided by operating activities of $2.91 million in 2017 and $4.26 million in 2016.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2018 compared to the year ended December 31, 2017, are the following: the significant recovery of the market rates during the year ended December 31, 2018, which resulted in a significantly higher TCE rate of $12,481 compared to $10,042 for the year ended December 31, 2017. The increase in TCE rates as well as the increase in the average number of vessels in our fleet is also reflected in the increase of our operating income (excluding non-cash items) to $9.55 million for the year ended December 31, 2018 from $7.41 million for the corresponding period in 2017. This positive effect was partly offset by (i) a net working capital outflow of $3.27 million during the year ended December 31, 2018 compared to a net working capital outflow of $2.88 million for the year ended December 31, 2017 mainly due to the significant increase of the Due from related companies balance during both periods and (ii) by higher net interest expense for the year ended December 31, 2018 compared to the corresponding period in 2017.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2017 compared to the year ended December 31, 2016, are the following: the significant recovery of the market rates during the year ended December 31, 2017, which resulted in a significantly higher TCE rate of $10,042 compared to $7,909 for the year ended December 31, 2016. The increase in TCE rates as well as the increase in the average number of vessels in our fleet is also reflected in the increase of our operating income (excluding non-cash items) to $7.41 million for the year ended December 31, 2017 from $5.14 million of operating loss (excluding non-cash items) for the corresponding period in 2017. This positive effect was offset by (i) a net working capital outflow of $2.88 million during the year ended December 31, 2017 compared to a net working capital inflow of $3.05 million for the year ended December 31, 2016 mainly due to the significant increase of the Due from related companies balance during 2017 and (ii) by higher net interest expense for the year ended December 31, 2017 compared to the corresponding period in 2016.
Net cash from investing activities.
Net cash flows used in investing activities were $29.05 million for the year ended December 31, 2018 compared to $9.64 million used in investing activities for the year ended December 31, 2017. The net increase in cash flows used in investing activities of $19.41 million from 2017 is attributable to an increase in payments for vessels under construction and vessel acquisitions during the year ended December 31, 2018 compared to the same period of 2017.

Net cash flows used in investing activities were $9.64 million for the year ended December 31, 2017 compared to cash flows used in investing activities of $24.24 million for the year ended December 31, 2016. The net decrease in cash flows used in investing activities of $14.6 million is attributable to a decrease in payments for vessel acquisitions, vessels under construction and major improvements during the year ended December 31, 2017 compared to the same period of 2016.

Net cash from financing activities.

Net cash flows provided by financing activities were $27.93 million for the year ended December 31, 2018, compared to net cash flows provided by financing activities of $9.28 million for the year ended December 31, 2017. This increase in cash flows provided by financing activities of $18.65 million, compared to the year ended December 31, 2017, is attributable to an increase of $37.15 million in proceeds from long term debt (net of loan arrangement fees paid) during the year ended December 31, 2018, compared to the same period of 2017 and a net inflow of funds invested by the Former Parent Company (Euroseas) of $3.02 million during the year ended December 31, 2018, compared to the same period in 2017, which is partially offset by an increase of $21.52 million in payments of long term debt for the year ended December 31, 2018, compared to the same period of 2017.

Net cash flows provided by financing activities were $9.28 million for the year ended December 31, 2017, compared to net cash flows provided by financing activities of $20.47 million for the year ended December 31, 2016. This decrease in cash flows provided by financing activities of $11.19 million, compared to the year ended December 31, 2016, is mainly attributable to a decrease of $9.27 million in the funds invested by the Former Parent Company (Euroseas), a net decrease of $2.45 million in the proceeds from long-term debt (net of loan arrangement fees paid) during the year ended December 31, 2017, compared to the year ended December 31, 2016, partially offset by a decrease of $0.53 million in repayments of  long term debt during the year ended December 31, 2017, compared to the same period of 2016.
Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2018, we had five outstanding loans with a combined outstanding balance of $63.89 million. These loans have maturity dates between 2019 and 2025. Our long-term debt as of December 31, 2018 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans, as of December 31, 2018, is provided in Note 8 of our attached financial statements. As of December 31, 2018, we are scheduled to repay approximately $7.07 million of the above bank loans in 2019.

Our loan agreements contain covenants.
Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with hull cover ratio ("loan-to-value" ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2018, we were not in default of any credit facility covenant.
Capital Expenditures
We make capital expenditures from time to time in connection with our vessel acquisitions or capital enhancements to our vessels.
In November 2016, our Former Parent Company, Euroseas,  signed a memorandum of agreement to purchase the M/V "Capetan Tassos" (renamed M/V "Tasos"), a Panamax size drybulk carrier of 75,100 dwt built in 2000 in Japan for approximately $4.5 million. The vessel was delivered  in January 2017.  In January 2017, Euroseas took delivery of the Ultramax newbuilding Hull DY 160 (named "Alexandros P.") for a total cost of $17.81 million. In March 2017, Euroseas declared the option to build a Kamsarmax vessel which was delivered in May 2018 for $23.9 million and named Ekaterini. In November 2018, we took delivery of the Panamax drybulk carrier of 75,845 dwt built in 2004 in Japan (renamed M/V "Starlight") for approximately $10.21 million.
We currently have two vessels scheduled for drydocking over the next 12 months. (refer to section above "B. Liquidity and Capital Resources – Cash Flows" for a discussion of how we plan to cover our working capital requirements and capital commitments).
Dividends
In 2018, the Company declared no dividend on its common stock. Within 2018 the Company declared three consecutive quarterly dividends on its Series B Preferred Shares, amounting to $0.57 million which were paid in-kind.
C.	Research and development, patents and licenses, etc.
Not applicable.
D.	Trend information
Our results of operations depend primarily on the charter rates that we are able to realize. Charter rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand.
The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main drivers of the drybulk trade has been the growth in imports by China of iron ore, coal and steel products during the last ten years and exports of finished goods. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, i.e., the average speed the fleet operates, and port congestion.
The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of April 1, 2019, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 846.7 million dwt with another 93.6 million dwt, or, about 11% of the present fleet capacity, on order.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers that were scrapped were in excess of 30 years of age.  During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. In 2016 dry bulk rates increased, however, scrapping activity remained strong, at close to 2015 levels. In 2017 scrapping of drybulk vessels declined to almost half of its 2016 level. 2018 saw a further decline in scrapping to 4.4 m dwt, a decline of 70% year on year. In 2019 scrapping appears to have picked up, since a third of the 2018 level has been scrapped during the first two months of the year.
Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of April 1, 2019, approximately 49% of our ship capacity days for the remainder of 2019 and approximately 5% of our ship capacity days in 2020, are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.
E.	Off-balance Sheet Arrangements
As of December 31, 2018, we did not have any off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commitments
Contractual obligations are set forth in the following table as of December 31, 2018:

In U.S. dollars (US$)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	63,885,000	7,071,444	20,267,778	26,245,778	10,300,000
Interest Payments (1)	13,252,003	3,522,869	5,655,263	2,966,176	1,107,695
Vessel Management fees (2)	9,170,464	2,006,926	4,135,070	3,028,468	-
Other Management fees (3)	5,711,761	1,250,000	2,575,500	1,886,261	-
Total	92,019,228	13,851,239	32,633,611	34,126,683	11,407,695
(1) Assuming the amortization of the loans as of December 31, 2018 described above, each loan's interest rate margin over LIBOR and average LIBOR rates of about 3.01%, 2.31%, 2.11%, 2.02%, 2.03% per annum for the five years, respectively, based on the LIBOR yield curve as of December 31, 2018. Also includes our obligation to make payments required as of December 31, 2018 under our interest rate swap agreements based on the same LIBOR forward rate assumptions.
(2) Refers to our obligation for management fees we expect to incur under our Master Management agreements and management agreements with the shipowning companies in effect as of January 1, 2019 and expiring on May 30, 2023.  These agreements were renewed for five years effective May 30, 2018.The management fees have been computed for 2019 based on the agreed rate of 685 Euros per day per vessel (approximately $785). For the years after 2019 we have assumed an annual increase in the rate of 2.0% for inflation. We assumed no changes in the US Dollar to Euro exchange rate (assumed at 1.15 USD/Euro). We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no long bear obligations and a fleet of 7 vessels in 2019 and the subsequent years.
(3) Refers to our obligation for management fees of $1.25 million per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company.  This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2020 on, we have assumed an inflation rate of 2.0% per year. The agreement expires on May 30, 2023.

G. Safe Harbor
See "Forward-Looking Statements" at the beginning of this annual report.
Item 6. Directors, Senior Management and Employees
A.	Directors and Senior Management
The following sets forth the name and position of each of our directors and executive officers.
Name	Age	Position
Aristides J. Pittas	59	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	59	CFO and Treasurer; Class A Director
Aristides P. Pittas	67	Vice Chairman; Class A Director
Stephania Karmiri	51	Secretary
Panagiotis Kyriakopoulos	58	Class B Director
George Taniskidis	58	Class C Director
Apostolos Tamvakakis	61	Class C Director
Christian Donohue	51	Series B Director

Aristides J. Pittas has been a member of the Board of Directors and Chairman and Chief Executive Officer of EuroDry since its inception on January 8, 2018. He is also member of the Board of Directors and Chairman and Chief Executive Officer of Euroseas since its inception on May 5, 2005. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated ship management company. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle - Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.
Dr. Anastasios Aslidis has been the Chief Financial Officer and Treasurer and a member of the Board of Directors of EuroDry since May 5, 2018. He is also member of the Board of Directors, Treasurer and Chief Financial Officer of Euroseas since September 2005. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 25 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising on strategy development, asset selection and investment timing. Dr. Aslidis holds a Ph.D. in Ocean Systems Management (1989) from the Massachusetts Institute of Technology, M.S. in Operations Research (1987) and M.S. in Ocean Systems Management (1984) also from the Massachusetts Institute of Technology, and a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983).
Aristides P. Pittas has been a member of EuroDry's Board of Directors and Vice Chairman of the Board of EuroDry since its inception on January 8, 2018. He is also member of the Board of Directors of Euroseas since its inception on May 5, 2005 and its Vice Chairman since September 1, 2005. Mr. Pittas has been a shareholder in over 100 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA , a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.

Stephania Karmiri has been a member of the Board of Directors of EuroDry since its inception on January 8, 2018 until May 5, 2018, and EuroDry's Secretary since May 5, 2018. She has also been Euroseas' Secretary since its inception on May 5, 2005. Since July 1995, Mrs. Karmiri has been executive secretary to Eurobulk, our affiliated ship management company. Eurobulk is a ship management company that provides ocean transportation services. At Eurobulk, Mrs. Karmiri has been responsible for dealing with sale and purchase transactions, vessel registrations/deletions, bank loans, supervision of office administration and office/vessel telecommunication. From May 1992 to June 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Mrs. Karmiri served as assistant to brokers for Allied Shipbrokers, a company that provides shipbroking services to sale and purchase transactions. Mrs. Karmiri has taken assistant accountant and secretarial courses from Didacta college.
Panagiotis Kyriakopoulos has been a member of the Board of Directors of EuroDry since May 5, 2018. He has also been a member of the Board of Directors of Euroseas since its inception on May 5, 2005. Since July 2002, he has been the Chief Executive Officer of STAR INVESTMENTS S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of twelve vessels. Presently he is Chairman of the Hellenic Private Television Owners Association, BoD member of the Hellenic Federation of Enterprises (SEV) and BoD member of Digea S.A. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne, a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a Master degree in Business Administration (MBA) from Imperial College, London.
George Taniskidis has been a member of the Board of Directors of EuroDry since May 5, 2018. He has also been a member of the Board of Directors of Euroseas since its inception on May 5, 2005. He is the Chairman of Core Capital Partners, a consulting firm specializing in debt restructuring. He was Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey) until May 2010. He was also a member of the Executive Committee and the Board of Directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.
Apostolos Tamvakakis has been a member of the Board of Directors of EuroDry since May 5, 2018. He has also been a member of the Board of Directors of Euroseas since June 25, 2013. From January 2015 to February 2017 he was independent non-executive Vice Chairman of the Board of Directors of Piraeus Bank. Since July 2012 he participated as a Member of the Board of Directors and Committees in various companies. From December 2009 to June 2012, Mr. Tamvakakis was appointed Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group and from March 2009 to December 2009, he served on the management team of the Geneva-based Latsis Group, as Head of Strategy and Business Development. From October 1998 to April 2004, he served as Deputy CEO of National Bank of Greece. Prior to that, he worked as Deputy Governor of National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at Hellenic Investment Bank and as Planning Executive at Mobil Oil Hellas. He also served as Vice-Chairman of Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, AVIS (Greece), ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. He is the Chairman and Managing Partner of EOS Capital Partners Alternative Investment Fund Manager, the investment manager of a private equity fund "EOS Hellenic Renaissance Fund". He holds the positions of Vice Chairman of Gek Terna, Member of the BoD of Quest Holdings, Chairman of the Liquidations Committee of PQH Single Special Liquidation S.A. and member of the Marketing Commission of the Hellenic Olympic Committee. He is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and economics.

Christian Donohue has been a member of the Board of Directors of EuroDry since May 30, 2018. He has also been a member of the Board of Directors of Euroseas since December 7, 2017. Mr. Donohue was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. Mr. Donahue is a Managing Director at BlackRock. Prior to joining BlacRock in 2017, he was a Managing Director at Tennenbaum Capital Partners.
Family Relationships
Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.
B.	Compensation
Executive Compensation
We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. During 2018, under this Master Management Agreement, as amended, we paid Eurobulk $731,456 for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor. The amount of such executive compensation allocated to the Company prior to the Spin-off was based on the proportion of the number of calendar days that related to EuroDry's vessels to the number of days of the entire fleet of Euroseas. For the Company post Spin-off the annual compensation for such services was set at $1,250,000. As of January 1,2019, this fee remained the same at $1,250,000.
Director Compensation
Our directors who are also our officers or have executive positions or beneficially own greater than 10% of the outstanding common shares will receive no compensation for serving on our Board of Directors or its committees.
Directors who are not our officers, do not have any executive position or do not beneficially own greater than 10% of the outstanding common shares will receive the following compensation: an annual retainer of $7,500, plus $1,875 for attending a quarterly meeting of the Board of Directors, plus an additional retainer of $3,750 if serving as Chairman of the Audit Committee. They also participate in the Company's Equity Incentive Plan.
All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.
Equity Incentive Plan
In May 2018, our Board of Directors approved an equity incentive plan. The equity incentive plan is administered by the Board of Directors which can make awards totaling in aggregate up to 150,000 shares over five years after the equity incentive plan's adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the equity incentive plan.  Awards may be made under the equity incentive plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.
On November 21, 2018, the Board of Directors awarded 25,090 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which will vest on November 16, 2019, and the remainder will vest on November 16, 2020. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C. Board Practices
The current term of our Class A directors expires in 2020, the term of our Class B directors expires in 2021 and the term of our Class C directors expires in 2019.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
Our Board of Directors does not have separate compensation or nomination committees, and instead, the entire Board of Directors performs those responsibilities.
Audit Committee
We currently have an Audit Committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and "audit committee financial expert" as such term is defined under SEC regulations), Mr. Apostolos Tamvakakis and Mr. George Taniskidis.
Code of Ethics
We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: http://www.eurodry.gr under "Corporate Governance."
Corporate Governance
Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. We are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq's corporate governance rules are described below.

•
We are not required under Marshall Islands law to maintain a Board of Directors with a majority of independent directors, and we may not be able to maintain a Board of Directors with a majority of independent directors in the future.

•
In lieu of a compensation committee comprised of independent directors, our Board of Directors will be responsible for establishing the executive officers' compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

•
In lieu of a nomination committee comprised of independent directors, our Board of Directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bylaws.

•
In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

•
In lieu of holding regular meetings at which only independent directors are present, our entire Board of Directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

•	The Board of Directors adopted a new Equity Incentive Plan in May 2018. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.
•
As a foreign private issuer, we are not required to obtain shareholder approval if any of our directors, officers, or 5% or greater shareholders has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company, or assets to be acquired, or in the consideration to be paid in the transaction(s) and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common stock or voting power of 5% or more.

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.
D. Employees
We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2018, approximately 56 officers and 98 crew members served on board the vessels in our fleet.
E. Share Ownership
With respect to the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group, see "Item 7. Major Shareholders and Related Party Transactions".
All of the shares of our common stock have the same voting rights and are entitled to one vote per share.
Equity Incentive Plan
See Item 6.B of this annual report, "Compensation."
Options
No options were granted during the fiscal year ended December 31, 2018. There are currently no options outstanding to acquire any of our shares.
Warrants
We do not currently have any outstanding warrants.

Item 7. Major Shareholders and Related Party Transactions
A.	Major Stockholders
The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 22, 2019 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name of Beneficial Owner (1)	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting of Common Stock (13)	Number of Shares of Voting Series B Preferred Stock Beneficially Owned (14)	Percent of Voting of Series B Preferred Shares (14)	Number of Shares of Voting Common Stock Beneficially Owned Upon Conversion; 50% Voting Before Conversion	Percent of Total Voting Securities
Dry Friends Investment Company Inc(2)	868,181	38.1%	-	-	506,669	29.9%
Tennenbaum Opportunities Fund VI, LLC (3, 4)	58,320	2.6%	16,031	81.4%	-	19.5%
Tennenbaum Opportunities Partners V, LLC (3, 4)	121,680	5.3%	-	-	-	4.2%
Family United Navigation Co	310,644	13.6%	-	-	-	10.7%
Preferred Friends Investment Company Inc(4)	-	-	3,655	18.6%	115,518	4.0%
Aristides J Pittas(5)	19,614	*	-	-	-	*
George Taniskidis(6)	831	*	-	-	-	*
Panagiotis Kyriakopoulos(7)	9,682	*	-	-	-	*
Aristides P Pittas(8)	3,019	*	-	-	-	*
Anastasios Aslidis(9)	17,572	*	-	-	-	*
Apostolos Tamvakakis(10)	1,598	*	-	-	-	*
Christian Donohue	-	*	-	-	-	*
Stephania Karmiri(11)	-	*	-	-	-	*
Symeon Pariaros(12)	11,013	*	-	-	-	*
All directors and officers and 5% owners as a group	1,422,154	62.4%	19,686	100%	622,187	70.4%
*      Indicates less than 1.0%.
(1)
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

(2)
Represents 868,181 shares of common stock held of record by Dry Friends. A majority of the shareholders of Dry Friends are members of the Pittas family. Investment power and voting control by Dry Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Dry Friends may be taken by a majority of the members on its Board of Directors.

(3)
Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC, which are the registered holders of the Common Shares and Series B Preferred Shares of EuroDry Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. Tennenbaum Capital Partners, LLC is indirectly controlled by BlackRock, Inc., which may be deemed to have beneficial ownership of shares beneficially owned by Tennenbaum Capital Partners, LLC. The address of Tennenbaum Opportunities Partners V, LP, Tennenbaum Opportunities Fund V, LLC and Tennenbaum Capital Partners, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC currently hold (a) 180,000 shares of common stock and (b) Series B Preferred Shares that are convertible into 506,669 shares of common stock.

(4)
Common shares are issuable upon conversion of Series B Preferred Shares (or any convertible notes into which the Series B Preferred Shares may convert) owned by this shareholder (based on the current conversion ratio).

(5)
Does not include 82,105 shares of common stock held of record by Dry Friends, by virtue of ownership interest in Dry Friends by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,041 Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,228 shares vesting on July 1, 2019, 2,785 shares of common stock vesting on November 16, 2019 and 2,785 shares vesting on November 16, 2020.

(6)
Does not include 3,986 shares held of record by Dry Friends, by virtue of Mr. Taniskidis' ownership in Dry Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 96 Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Taniskidis and members of his family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 237 shares vesting on July 1, 2019, 297 shares of common stock vesting on November 16, 2019 and 297 shares vesting on November 16, 2020.

(7)	Includes 237 shares vesting on July 1, 2019, 297 shares of common stock vesting on November 16, 2019 and 297 shares vesting on November 16, 2020.
(8)
Does not include 290,011 shares of common stock held of record by Dry Friends and Family United Navigation Co., by virtue of ownership interest in Dry Friends and Family United Navigation Co. of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 24 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 608 shares vesting on July 1, 2019, 760 shares of common stock vesting on November 16, 2019 and 760 shares vesting on November 16, 2020.

(9)	Includes 1,512 shares vesting on July 1, 2019, 1,890 shares of common stock vesting on November 16, 2019 and 1,890 shares vesting on November 16, 2020.
(10)	Includes 237 shares vesting on July 1, 2019, 297 shares of common stock vesting on November 16, 2019 and 297 shares vesting on November 16, 2020.
(11)
Does not include 109 shares of common stock held of records by Dry Friends, by virtue of Mrs. Karmiri's ownership in Dry Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(12)	Includes 237 shares vesting on July 1, 2019, 297 shares of common stock vesting on November 16, 2019 and 297 shares vesting on November 16, 2020.
(13)	Voting stock includes 35,117 unvested shares for a total of 2,279,920 issued and outstanding shares of the Company as of April 22, 2019.
(14) As of April 22, 2019, Series B Preferred Shares vote on an as-converted basis weighted by 50%.
B.	Related Party Transactions
The operations of our vessels are managed by Eurobulk and Eurobulk FE, both affiliated companies.  Eurobulk manages certain corporate matters and certain vessels of our fleet under a Master Management Agreement with us and separate management agreements with each shipowning company. Eurobulk FE manages four of our vessels under similar management agreements with the respective ship-owning companies.
Under our Master Management Agreement, Eurobulk is responsible for providing us with executive services associated with us being a public company. Under the separate management agreements with the shipowning companies, Eurobulk or Eurobulk FE are responsible to provide (i) other administration services to our subsidiaries and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers; and (ii) technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.
EuroDry signed new Master Management Agreements ("MMAs") with the Managers which took effect after the completion of the Spin-off. Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual executive compensation and a daily management fee per vessel managed. The amount of such executive compensation allocated to the Company prior to the Spin-off was based on the proportion of the number of calendar days that related to EuroDry's vessels to the number of days of the entire fleet of Euroseas. For the Company post Spin-off the annual compensation for such services was set at $1,250,000. This amount was $520,626, $693,524 and $731,456 for 2016, 2017 and 2018, respectively. Our Master Management Agreement is substantially similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas.  The Master Management Agreement is terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party.   The fee under the management agreements between Eurobulk FE and the ship-owning companies follow substantially the same terms of the similar agreements with Eurobulk.
The Euroseas' Master Management Agreement ("MMA") with the Managers provides for an annual adjustment of the daily vessel management fee due to inflation to take effect on January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee. This MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship-owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Managers, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

The MMA was amended and restated on January 1, 2012 to reflect a 5% discount on the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 ("volume discount"); it was renewed on January 1, 2014 for a new five year term until January 1, 2019. Starting January 1, 2013, the daily vessel management fee was adjusted to 720 Euros per day per vessel in operation and 360 Euros per day per vessel in lay-up before the 5% discount. The fee remained unchanged for the subsequent years starting January 1, 2014, 2015, 2016, 2017. The MMA was further renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euros 685 for the year 2018 and will be adjusted annually for inflation in the Eurozone. Vessel management fees paid to the Managers amounted to $780,135, $1,409,716 and $1,701,340 in 2016, 2017 and 2018, respectively. The fee remained unchanged for 2019.

The management of the M/V "Xenia", M/V "Alexandros P.", M/V "Tasos" and M/V "Ekaterini" is performed by Eurobulk FE, which provides technical, commercial and accounting services. The remaining fleet (M/V "Pantelis, M/V "Eirini P." and M/V "Starlight") is managed by Eurobulk.
As of December 31, 2016, the amount Due to Former Parent Company was $25,224,830 and related to payments made by Euroseas on behalf of the Subsidiaries in relation to the shipbuilding contracts for the construction of Hull No. DY160 amounting to $10.2 million, of Hull No. DY161 amounting to $10.0 million and of Hull No. YZJ2013-1153 amounting to $3.8 million and restricted cash requirements amounting to $1.2 million. As of December 31, 2017, the amount Due to Former Parent Company was $24,585,518. This amount refers to the balance of previous year including the additional payments made by Euroseas on behalf of the Subsidiaries in 2017 in relation to the shipbuilding contract for the construction of Hull No. DY160 amounting to $0.73 million, the shipbuilding contract for the construction of Hull No. YZJ2013-1153 amounting to $5.0 million and the acquisition of M/V "Tasos" amounting to $4.5 million. The amount of $10.86 million of the loan drawn by Ultra One Shipping Ltd. using as collateral M/V "Alexandros P" (ex- Hull No. DY160) on January 25, 2017 repaid part of the amount due to the Former Parent Company during 2017. The amount Due to Former Parent Company as of December 31, 2017 amounting to $24,585,518 was allocated or settled through the issuance of EuroDry Series B Preferred shares during 2018 as follows: (i) $17,806,879 as an  increase in the Series B Preferred shares balance of the Company that would be outstanding as of December 31, 2017 as a result of the distribution of EuroDry Series B Preferred Shares representing 50% of the outstanding Series B Preferred stock of Euroseas on the Spin-off date, (ii) $5,490,106 was allocated to equity of the Company for contributions for the construction cost of the newbuilding vessels spun-off paid in prior years comprising the amount recognized as loss on termination of the shipbuilding contract of Hull No. DY 161 and impairment of the shipbuilding contract of Hull No. YZJ2013-1153 (named "Ekaterini") and (iii) $1,288,533 as a reduction to the "Due from related companies" receivable. As of December 31, 2018, there was no amount Due to Former Parent Company.
We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire. During 2018, Eurochart received $324,178 for chartering services calculated as 1.25% of chartering revenues and commissions of $101,100 for acquisition of M/V "Starlight" from the sellers of the vessel. During 2017, Eurochart received chartering commissions of $253,503 and commissions of $134,000 from us for the vessels acquired. During 2016, Eurochart received chartering commissions of $104,148 and commissions of $213,500 from us for the vessels we acquired. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire.
Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company are affiliates to whom we paid a fee of about $50 per crew member per month and pay a commission on premium not exceeding 5%, respectively.
Aristides J. Pittas is currently the Chairman of each of Eurochart and Eurobulk, all of which are our affiliates.
We have entered into a registration rights agreement with Friends, our largest shareholder, pursuant to which we granted Friends the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Friends. Under the registration rights agreement, Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.

Eurobulk, Eurobulk FE, Friends Investment Company Inc. and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or containership which any of them may consider for acquisition in the future. In addition, Mr. Pittas has granted us a right of first refusal to accept any chartering out opportunity for a drybulk vessel which may be suitable for any of our vessels, provided that we have a suitable vessel, properly situated and available, to take advantage of the chartering out opportunity. Mr. Pittas has also agreed to use his best efforts to cause any entity he directly or indirectly controls to grant us this right of first refusal.

The Company may also draw down up to $2.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with the Company's Chief Executive Officer. The Company has not yet drawn down on this commitment.

C.	Interests of Experts and Counsel
Not Applicable.
Item 8. Financial Information
A.	Consolidated Statements and Other Financial Information
See Item 18.
Legal Proceedings
To our knowledge, there are no material legal proceedings to which we are a party or to which any of our properties are subject, other than routine litigation incidental to our business. In our opinion, the disposition of these lawsuits should not have a material impact on our consolidated results of operations, financial position and cash flows.
Dividend Policy
Thus far we have not paid a dividend to our common shareholders.  The exact timing and amount of any future dividend payments to our common stock will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in its loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels.
The payment of dividends to our common stock is not guaranteed or assured, and may again be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of these subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk charter market, our earnings would be negatively affected, thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. Dividends may be declared in conformity with applicable law by, and at the discretion of, our Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Company.
The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) until January 29, 2019 at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares' dividend rate will increase to 12% from January 29, 2019 to January 29, 2021 and to 14% thereafter and will be payable in cash. The Company declared $0.55 million in dividends on its preferred shares during 2018, all of which were paid in kind.

B.	Significant Changes
For significant events that occurred after December 31, 2018, please refer to Note 17 of the financial statements on page F-44 below.
Item 9. The Offer and Listing
A.	Offer and Listing Details
The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "EDRY" since May 31, 2018.

B.	Plan of Distribution
Not Applicable.
C.	Markets
The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "EDRY" since May 31, 2018.  Our shares began trading on the Nasdaq Global Market on May 24, 2018 under the symbol "EDRYV" and continued through the close of trading on May 30, 2018. Beginning on May 31, 2018, "when-issued" trading under the symbol "EDRYV" ended and EuroDry Ltd. begun "regular-way" trading on the NASDAQ under the symbol "EDRY".
D.	Selling Shareholders
Not Applicable.
E.	Dilution
Not Applicable.
F.	Expenses of the Issue
Not Applicable.
Item 10. Additional Information
A.	Share Capital
Not Applicable.

B.	Memorandum and Articles of Association
Amended and Restated Articles of Incorporation and Bylaws, as amended
Our current amended and restated articles of incorporation are filed with the SEC as Exhibit 1.1 (Amended and Restated Articles of Incorporation) to this Annual Report on Form 20-F, and our current bylaws, as amended, are filed with the SEC as Exhibit 1.2 (Amended and Restated Bylaws) to this Annual Report on Form 20-F.
Purpose
Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA.
Authorized Capitalization
Under our amended and restated articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share and 20,000,000 shares of preferred stock par value $0.01 per share. All of our shares of stock are in registered form.
Common Stock

As of April 1, 2019, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share, of which there are 2,279,920 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of April 1, 2019, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are 19,686 shares issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. Additional Series B Convertible Preferred Shares were issued when dividends to preferred shares were paid in-kind (see below).
The Series B Preferred Shares pay dividends quarterly in arrears (in cash or in-kind at the option of the Company, subject to certain exceptions) until January 29, 2019 at a rate of 0% or 5% per annum, depending on the trading price of the Company's common stock. The first payment of dividend was made in-kind on June 30, 2018 at a dividend rate of 5%. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares dividend rate will increase to 12% per annum from January 29, 2019 to January 29, 2021 and to 14% per annum thereafter. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met, including the Company's common stock trading that a volume-weighted average price of $25.00 (subject to adjustment), the Company having sold its common stock in a public offering at a per share price of at least $25.00 (subject to adjustment) resulting in gross proceeds of at least $20 million and an effective registration statement for the common stock into which the Series B Preferred Shares would convert being effective. Each Series B Preferred

Share is convertible into common stock at an initial conversion price of $31.64 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.
Subject to certain ownership thresholds, holders of Series B Preferred Shares have the right to appoint one director to the Company's board of directors and TCP also has consent rights over certain corporate actions including authorizing, creating or issuing any class or series of capital stock that runs senior or in parity with the Series B Preferred Shares, engaging in certain transactions with affiliates or engaging in transactions that increase the leverage of the Company more than a certain level. In addition, the holders of Series B Preferred Shares will vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such Series B Preferred Share would be convertible on the applicable record date.
The rights and privileges of the Series B Preferred Shares are set forth in the Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of the Series B Convertible Preferred Shares, a copy of which is included as Exhibit 2.4 hereto and is incorporated by reference herein.

Directors

Our directors, except the Series B Director (defined below), are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Cumulative voting may not be used to elect directors.
Our Board of Directors must consist of at least three directors, such number to be determined by the Board of Directors by a majority vote of the entire Board of Directors from time to time. Shareholders may change the number of our directors only by an affirmative vote of the holders of the majority of the outstanding shares of capital stock entitled to vote generally in the election of directors.
Our Board of Directors is divided into three classes as set out below in "Classified Board of Directors." Each director, except the Series B Director, is elected to serve until the third succeeding annual meeting after his election and until his successor shall have been elected and qualified, except in the event of his death, resignation or removal.
Our Series B Director was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. The holders of Series B Preferred Shares have the right, voting separately as a class, to nominate and elect one member of the Board of Directors (the "Series B Director") who shall (i) have no family relationship with any other officer or director of the Corporation; (ii) be independent pursuant to the rules of Nasdaq if the Corporation is required to be subject to the rules of Nasdaq requiring a listed company to maintain a majority independent board; and (iii) be determined by the Board of Directors to meet its nominating standards.  The Series B Director shall be elected by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares. Any Series B Director elected as provided herein may be removed and replaced at any time by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares.  Upon any termination of the right of the holders of the Series B Preferred Shares to vote as a class for a Series B Director, the term of office of the Series B Director then in office elected by such holders voting as a class shall terminate immediately and the number of directors constituting the Board of Directors shall automatically be reduced by one.  The Series B Director is entitled to one vote on any matter before the Board of Directors.  The Series B Director is not entitled to remuneration by the Corporation for acting as director, but is entitled to the reimbursement of reasonable expenses, including all out-of-pocket expenses, incurred in connection therewith. The right of the Holders of Series B Preferred Shares to elect a member of the Board of Directors shall terminate once Tennenbaum Opportunities Fund VI, LLC, a fund managed by TCP, and allowed transferees no longer hold at least 65% of the number of shares of Common Stock (on an as-converted basis) that the Series B Preferred Shares acquired by Tennenbaum Opportunities Fund VI, LLC would have converted into at the time of purchase.
Shareholder Meetings
Under our bylaws, as amended, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by the Board of Directors, the Chairman of the Board or by the President. Notice of every annual and special meeting of shareholders must be given to each shareholder of record entitled to vote at least 15 but no more than 60 days before such meeting.

Dissenters' Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.
Shareholders Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Limitations on Liability and Indemnification of Officers and Directors
The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws, as amended, include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
Our bylaws, as amended, provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our bylaws, as amended, may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws, as Amended
Several provisions of our amended and restated articles of incorporation and bylaws, as amended, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change in control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank Check Preferred Stock
Under the terms of our amended and restated articles of incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change in control of our company or the removal of our management.

Classified Board of Directors
Our amended and restated articles of incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Election and Removal of Directors
Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws, as amended, require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited Actions by Shareholders
Our amended and restated articles of incorporation and our bylaws, as amended, provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws, as amended, provide that, subject to certain exceptions, our Board of Directors, our Chairman of the Board or by the President and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may not call a special meeting and shareholder consideration of a proposal may be delayed until the next annual meeting.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our bylaws, as amended, provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws, as amended, also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Certain Business Combinations
Our amended and restated articles of incorporation also prohibit us, subject to several exclusions, from engaging in any "business combination" with any interested shareholder for a period of three years following the date the shareholder became an interested shareholder.
Shareholders' Rights Plan
We adopted a shareholders' rights plan on May 5, 2018 Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 30, 2028 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. A copy of the plan is filed as Exhibit 2.5 to this Annual Report on Form 20-F.
C.	Material Contracts
We have a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this annual report entitled "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing", and Note 8 of our attached financial statements.

We are a party to a registration rights agreement with Friends. For a discussion of these agreements, please see the section of this annual report entitled "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Furthermore, we are a party to a registration rights agreement with TCP and 12 West Capital Management LP and a registration obligation agreement with two funds managed by TCP. For a discussion of these agreements, please see the section of this annual report entitled "Item 3—Key Information—D. Risk Factors—Company Risk Factors—Future sales of our stock could cause the market price of our common stock to decline."
We adopted a new Equity Incentive Plan in May 2018. For a discussion of this agreement, please see the section of this annual report entitled "Item 6—B. Compensation—Equity Incentive Plan."
There are no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.
D.	Exchange Controls
Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares.
E.	Taxation
The following is a discussion of the material Marshall Islands, Liberian and United States federal income tax considerations applicable to us and U.S. Holders and Non-U.S. Holders, each as discussed below, of our common stock.
Marshall Islands Tax Considerations
We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to holders of our common stock that are not residents or domiciled or carrying any commercial activity in the Marshall Islands. The holders of our common stock will not be subject to Marshall Islands tax on the sale or other disposition of such common stock.
Liberian Tax Considerations
Certain of our subsidiaries are incorporated in the Republic of Liberia.  Under the Consolidated Tax Amendments Act of 2010, our Liberian subsidiaries will be deemed non-resident Liberian corporations wholly exempted from Liberian taxation effective as of 1977, and distributions we make to our shareholders will be made free of any Liberian withholding tax.
United States Federal Income Tax
The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to EuroDry and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States exclusive of certain U.S. territories and possessions constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.
Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.
In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
Exemption of Operating Income from United States Federal Income Taxation
Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country, or our country of organization, that grants an "equivalent exemption" to corporations organized in the United States; and
either
•
more than 50% of the value of our stock is owned, directly or indirectly, by "qualified shareholders," individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

•
our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Marshall Islands and Liberia, the jurisdictions where we and our shipowning subsidiaries were incorporated during 2018, each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
We do not believe that we can establish that we satisfied the 50% Ownership Test for the 2018 taxable year due to the widely-held nature of our stock.
The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common stock is "primarily traded" on the Nasdaq Capital Market, which is an established securities market for these purposes.
The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." We intend to take the position that our common stock, which is listed on the Nasdaq Capital Market constituted more than 50% of our outstanding shares by value and total combined voting power for the 2018 taxable year. Accordingly, we intend to take the position that we satisfied the listing threshold for the 2018 taxable year.  However, it is possible that our common stock may come to constitute 50% or less of our outstanding shares by value in a future taxable year in which case we may not be able to satisfy the listing threshold or the Publicly Traded Test.
Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, to which we refer as the "Five Percent Override Rule."

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.  In the event the Five Percent Override Rule is triggered, the regulations provide that the Five Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common stock for more than half the number of days during the taxable year.
We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2018 taxable year because the nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2018 U.S. federal income tax returns.
Taxation in Absence of Exemption
To the extent the benefits of Section 883 are unavailable for any taxable year, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, we may be subject to the 30% United States federal "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.
Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:
•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we do not anticipate that any of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.
United States Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an "applicable financial statement" and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock. This discussion does not address the tax consequences of owning our preferred stock.
If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which our common stock is listed), (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our common stock became listed on the Nasdaq Capital Market were not eligible for these preferential rates.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any "extraordinary dividend" generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a shareholder's adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Common Stock
Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences
Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as "passive assets".
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a U.S. Holder's holding period in our common stock, then such U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.  In addition, if we were to be treated as a PFIC, a U.S. Holder of our common stock would be required to file annual information returns with the IRS.
In addition, if a U.S. Holder owns our common stock and we are a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.
U.S. Holders Making a Timely QEF Election
A U.S. Holder who makes a timely QEF election with respect to our common stock, or an Electing Holder, would report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder.  Our net operating losses or net capital losses would not pass through to the Electing Holder and will not offset our ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock).  Distributions received from us by an Electing Holder are excluded from the Electing Holder's gross income to the extent of the Electing Holder's prior inclusions of our ordinary earnings and net capital gain. The Electing Holder's tax basis in his common stock would be increased by any amount included in the Electing Holder's income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder's tax basis in the common stock.  An Electing Holder would generally recognize capital gain or loss on the sale or exchange of common stock.

U.S. Holders Making a Timely Mark-to-Market Election
A U.S. Holder who makes a timely mark-to-market election with respect to our common stock would include annually in the U.S. Holder's income, as ordinary income, any excess of the fair market value of the common stock at the close of the taxable year over the U.S. Holder's then adjusted tax basis in the common stock. The excess, if any, of the U.S. Holder's adjusted tax basis at the close of the taxable year over the then fair market value of the common stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election.  A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock.
U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election
A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election, which we refer to as a "Non-Electing Holder", would be subject to special rules with respect to (i) any "excess distribution" (generally, the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (ii) any gain realized on the sale or other disposition of the common stock. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder's holding period for the common stock; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning the common stock, the Non-Electing Holder's successor would be ineligible to receive a step-up in the tax basis of that common stock.
United States Federal Income Taxation of "Non-U.S. Holders"
A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."
Dividends on Common Stock
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common Stock
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
such gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal "branch profits" tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.
If a shareholder sells our common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the shareholder certifies that it is a non-U.S. person, under penalties of perjury, or the shareholder otherwise establishes an exemption. If a shareholder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a shareholder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.
Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the shareholder's United States federal income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a United States financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.
We encourage each shareholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of our common stock, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.
F.	Dividends and paying agents
Not Applicable.

G.	Statement by experts
Not Applicable.
H.	Documents on display
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website: http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.
I.	Subsidiary Information
Not Applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
In the normal course of business, we face risks that are non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. Our operations may be affected from time to time in varying degrees by these risks but their overall effect on us is not predictable. We have identified the following market risks as those which may have the greatest impact upon our operations:
Interest Rate Fluctuation Risk
The international drybulk shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR.
We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. Effective on August 8, 2017, Euroseas Ltd. (our parent company before the Spin-off) entered into an interest rate swap with HSBC Bank Plc. ("HSBC") for a notional amount of $5.0 million, in order to manage interest costs and the risk associated with changing interest rates of the loans associated with M/V "Eirini P."/M/V "Tasos" and M/V "Pantelis" which was allocated to the Company. Under the terms of the swap, HSBC Bank Plc. makes a quarterly payment to Euroseas equal to the 3-month LIBOR while Euroseas pays an adjustable rate averaging 1.93% (HSBC Bank Plc. makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 1.40% until August 8, 2018 then 1.75% until August 8, 2019 then 1.85% until August 8, 2020 and then 2.32% until August 8, 2022) based on the notional amount. The swap is effective from August 8, 2017 to August 8, 2022. As of May 30, 2018, the swap agreement has been novated to EuroDry.
On July 24, 2018, EuroDry Ltd. entered into an interest rate swap with HSBC for a notional amount of $5.0 million. Under this contract HSBC makes a quarterly payment to EuroDry equal to the 3-month LIBOR while EuroDry pays a rate of 2.93% based on the notional amount. The swap is effective from July 24, 2018 to July 24, 2023. As at December 31, 2018. our average debt coverage for 2019 was approximately 17% and for the two-year period of 2020 and 2021 was approximately 21%.
As at December 31, 2018, we had $63.89 million of floating rate debt outstanding with margins over LIBOR ranging from 2.80% to 3.75%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and decreased our cash flows in the twelve-month period ended December 31, 2018 by approximately $508,913 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2018 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2019	601,788	(100,000)
2020	532,649	(100,000)
2021	455,835	(100,000)
2022	332,600	(82,055)
2023 and thereafter	367,411	(27,945)

Inflation Risk
The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.
Foreign Exchange Rate Risk
The international drybulk shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 22% of our vessel operating expenses (excluding depreciation and other operating income) in 2018 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 9% in 2018) are mainly in Euros and some other currencies. On December 31, 2018, approximately 51% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2018 was $0.01 million, and for the year ended December 31, 2017 we had a net foreign exchange loss of $0.01 million.
A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2018, would have increased our operating expenses by approximately $0.23 million and the fair value of our outstanding trade accounts payable by approximately $0.04 million.

Item 12. Description of Securities Other than Equity Securities
Not Applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
We adopted a shareholders' rights plan on May 5, 2018 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 30, 2018. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 30, 2028 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance.

Item 15. Controls and Procedures
(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2018. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2018, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b)     Management's Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(c)      Attestation Report of the Registered Public Accounting Firm

This annual report does not contain an attestation report of our registered public accounting firm regarding internal control over financial reporting as the Company is an emerging growth company and is exempt from this requirement.

(d)      Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that all the members of our Audit Committee qualify as financial experts and they are all considered to be independent according to Nasdaq and SEC rules.  Mr. Panos Kyriakopoulos serves as the Chairman of our Audit Committee and as the Audit Committee's financial expert with Mr. Apostolos Tamvakakis and Mr. George Taniskidis as members.
Item 16B. Code of Ethics
We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website, www.eurodry.gr, under "Corporate Governance".
Item 16C. Principal Accountant Fees and Services
Our principal auditors, Deloitte Certified Public Accountants, S.A. have charged us for audit, audit-related and non-audit services as follows:
	2017 (dollars in thousands)	2018 (dollars in thousands)
Audit Fees	$0	$193
Audit related fees	-	-
Tax fees	-	-
All other fees / expenses	-	-
Total	$0	$193
Audit fees relate to compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with any other audit services required for SEC or other regulatory filings or offerings.
The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent registered public accounting firm. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent registered public accounting firm in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent registered public accounting firm may be pre-approved.
All services provided by Deloitte Certified Public Accountants, S.A., were pre-approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not Applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not Applicable.
Item 16F. Change in Registrant's Certifying Accountant
None.
Item 16G. Corporate Governance
Please see Item 6.C. Board Practices - Corporate Governance.
OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

Item 16H. Mine Safety Disclosure
Not Applicable.

PART III
Item 17. Financial Statements
See Item 18.
Item 18. Financial Statements
The financial statements set forth on pages F-1 through F-44, together with the report of independent registered public accounting firm, are filed as part of this annual report.
Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of EuroDry Ltd. (1)
1.2	Amended and Restated Bylaws of EuroDry Ltd. (2)
2.1	Specimen Common Stock Certificate (2)
2,2	Specimen Series B Preferred Share Certificate (2)
Form of Contribution Agreement between EuroDry Ltd. and Euroseas Ltd. (2)
2.3	Form of Registration Rights Agreement by and among EuroDry Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (2)
2.4	Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of EuroDry Ltd. (3)
2.5	Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC (3)
4.1	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Ltd. (2)
4.2	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Far East (2)
4.3	EuroDry 2018 Equity Incentive Plan (2)
4.4	Form of Standard Ship Management Agreement (2)
4.5	Form of Current Time Charter (2)
4.6	Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, for the amount of US$13,000,000 dated December 14, 2009 (2)
4.7	Amendment to Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, dated April 14, 2010 (2)
4.8	Financial Agreement between Ultra Two Shipping Ltd, as borrower, and HSBC Bank Plc, as lender, relating to a term loan facility of up to US$19,950,000 dated January 12, 2015 (2)
4.9	Loan Agreement between Ultra One Shipping Ltd, as borrower, and HSH Nordbank AG, as lead arranger, for a term loan facility of up to US$19,000,000 dated March 20, 2015 (2)
4.10
Amendment to Loan Agreement between Manolis Shipping Ltd., SAF Concord Shipping Ltd, Tiger Navigation Corp. and Alterwall Business Inc., as borrowers, and EFG Eurobank Ergasias S.A., as lender, dated October 29, 2012 (2)

4.11	Second Supplemental Agreement between Ultra One Shipping Ltd., as borrower, and HSH Nordbank AG, as lead arranger, for a term loan facility of up to US$19,000,000 dated December 22, 2016 (2)
4.12	Form of Third Supplemental Agreement between Ultra One Shipping Ltd., as borrower, and HSH Nordbank AG, as lead arranger, for a term loan facility of up to US$19,000,000 (2)
4.13
Form of Guarantee between EuroDry Ltd, guarantor, and HSH Nordbank AG, as security trustee, relating to Loan Agreement between Ultra One Shipping Ltd, as borrower, and HSH Nordbank AG, as lead arranger, for a term loan facility of up to US$19,000,000 (2)

4.14	Loan Agreement between Ultra One Shipping Ltd, as borrower, and HSH Nordbank AG, as lead arranger, for a term loan facility of up to US$19,000,000 dated March 20, 2015 (2)
4.15	Second Supplemental Agreement between Ultra One Shipping Ltd., as borrower, and HSH Nordbank AG, as lead arranger, for a term loan facility of up to US$19,000,000 dated December 22, 2016 (2)
4.16	Loan Agreement between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 dated February 17, 2016 (2)

4.17	Form of Supplemental Agreement Letter between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 (2)
4.18	Form of Second Supplemental Agreement between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 (2)
4.19
Form of Guarantee between EuroDry Ltd., as guarantor, and Nord LB, as security trustee, relating to Loan Agreement between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 (2)

4.20	Form of Pledge of Shares in Kamsarmax One Shipping Ltd, between EuroDry Ltd. and Nord LB
4.21	Loan Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000, dated June 25, 2014 (2)
4.22	Form of First Supplemental Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000 (2)
4.23	Form of Second Supplemental Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000 (2)
4.24	Form of Third Supplemental Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000 (2)
4.25	Form of Fourth Supplemental Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000 (2)
4.26
Form of Guarantee between EuroDry Ltd., as guarantor, and HSBC Bank plc, relating to Loan Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000 (2)

4.27	Loan Agreement between Ultra One Shipping Ltd., as borrower, and Eurobank Ergasias S.A., as arranger, account bank, agent and security trustee, relating to a term loan of up to US$15,000,000
4.28
Loan Agreement between Pantelis Shipping Corp., Areti Shipping Ltd. and Light Shipping Ltd., as joint and several borrowers, and National Bank of Greece S.A., as lender, relating to a loan facility of up to US$15,000,000

8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
________________
*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1) Filed as an Exhibit to the Company's Form 6-K (File No. 001-38502) on May 29, 2018.
(2) Filed as an Exhibit to the Company's Registration Statement (File No. 333-224732) on May 8, 2018.
(3) Filed as an Exhibit to the Company's Form 6-K (File No. 001-38502) on May 31, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to its annual report on its behalf.

EURODRY LTD. (Registrant)

	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 30, 2019

EuroDry Ltd. and Subsidiaries
Consolidated Financial Statements

Index to Consolidated Financial Statements

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of EuroDry Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EuroDry Ltd. and subsidiaries (the “Company” ) as of December 31, 2018 and 2017, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 29, 2019

We have served as the Company’s auditor since 2018.

EuroDry Ltd. and Subsidiaries
Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2017	December 31, 2018
Assets
Current assets
Cash and cash equivalents		1,257,058	4,375,972
Restricted cash	8	894,499	828,955
Trade accounts receivable, net		593,787	2,236,210
Other receivables		644,062	341,952
Prepaid expenses		72,520	147,789
Due from related companies	7	3,706,259	5,967,444
Inventories	3	452,191	566,947
Total current assets		7,620,376	14,465,269

Long-term assets
Vessels, net	5	81,979,636	110,637,462
Advances for vessel under construction	4	5,051,211	-
Restricted cash	8	2,750,000	2,550,000
Derivatives	14	51,453	55,030
Total assets		97,452,676	127,707,761

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	8	7,967,267	6,930,655
Trade accounts payable		346,968	690,653
Accrued expenses	6	1,037,027	1,166,209
Deferred revenues		289,738	196,231
Total current liabilities		9,641,000	8,983,748

(Consolidated balance sheets continue on the next page)

EuroDry Ltd. and Subsidiaries
Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2017	December 31, 2018
Long-term liabilities
Long-term bank loans, net of current portion	8	30,364,035	56,428,100
Due to former Parent Company	7	24,585,518	-
Total long-term liabilities		54,949,553	56,428,100
Total liabilities		64,590,553	65,411,848

Commitments and contingencies	10

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 0 and 19,608 issued and outstanding, respectively)	15	-	18,757,358

Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 0 and 2,279,920 issued and outstanding)		-	22,799
Former Parent Company investment		42,518,895
Additional paid-in capital		-	52,618,022
Accumulated deficit		(9,656,772)	(9,102,266)
Total shareholders’ equity		32,862,123	43,538,555
Total liabilities, mezzanine equity and shareholders’ equity		97,452,676	127,707,761

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2016, 2017 and 2018
(All amounts, except for share data, expressed in U.S. Dollars)
	Notes	2016	2017	2018
Revenues
Time charter revenue		8,331,821	16,985,607	25,934,204
Voyage charter revenue		-	3,294,608	-
Commissions (including, $104,148, $253,503 and $324,178, respectively, to related party)	7	(452,868)	(1,122,196)	(1,411,333)
Net revenue		7,878,953	19,158,019	24,522,871
Operating expenses
Voyage expenses	13	82,627	2,396,318	410,676
Vessel operating expenses (including, $57,316, $102,131 and $115,026, respectively, to related party)	7, 13	4,308,418	6,892,388	9,183,152
Dry-docking expenses		-	127,509	1,465,079
Vessel depreciation	5	3,828,634	4,786,272	5,422,155
Related party management fees	7	780,135	1,409,716	1,701,340
Other general and administrative expenses (including $520,626, $693,524 and $731,456, respectively, to related party)	7, 11	798,828	917,160	2,346,502
Loss on termination and impairment of shipbuilding contracts	4	7,050,179	-	-
Total operating expenses		16,848,821	16,529,363	20,528,904
Operating (loss) / income		(8,969,868)	2,628,656	3,993,967
Other income / (expenses)
Interest and other financing costs	8	(1,161,169)	(1,817,574)	(2,913,141)
Gain on derivatives, net	14	-	49,167	13,786
Interest income		53	-	14,083
Foreign exchange gain / (loss)		(10,369)	(10,548)	11,040
Other expenses, net		(1,171,485)	(1,778,955)	(2,874,232)
Net (loss) / income		(10,141,353)	849,701	1,119,735
Dividends to Series B preferred shares	15	-	-	(565,229)
Net (loss) / income attributable to common shareholders		(10,141,353)	849,701	554,506
(Loss) / Earnings per share attributable to common shareholders - basic and diluted	12	(6.21)	0.38	0.25
Weighted average number of shares outstanding during the year, basic and diluted	12	1,633,141	2,213,505	2,232,821

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Years ended December 31, 2016, 2017 and 2018
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Former Parent Company investment	Total
Balance January 1, 2016				(365,120)	32,779,443	32,414,323
Net increase in former Parent Company investment	-	-	-	-	8,823,927	8,823,927
Net loss	-	-	-	(10,141,353)	-	(10,141,353)
Balance December 31, 2016				(10,506,473)	41,603,370	31,096,897
Net increase in former Parent Company investment	-	-	-	-	915,525	915,525
Net income	-	-	-	849,701	-	849,701
Balance December 31, 2017	-	-	-	(9,656,772)	42,518,895	32,862,123
Net increase in former Parent Company investment	-	-	-	-	9,984,409	9,984,409
Capitalization at spin-off, including issuance of common stock	2,254,830	22,548	52,480,756	-	(52,503,304)	-
Net income	-	-	-	1,119,735	-	1,119,735
Dividends to Series B preferred shares				(565,229)		(565,229)
Issuance of restricted shares for stock incentive award and share-based compensation	25,090	251	137,266	-	-	137,517
Balance December 31, 2018	2,279,920	22,799	52,618,022	(9,102,266)	-	43,538,555

EuroDry Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)
	2016	2017	2018
Cash flows from operating activities:
Net (loss) / income	(10,141,353)	849,701	1,119,735
Adjustments to reconcile net (loss) / income to net cash (used in)/ provided by operating activities:
Depreciation of vessels	3,828,634	4,786,272	5,422,155
Amortization and write off of deferred charges	471,443	209,231	396,925
Share-based compensation	-	-	137,517
Provision for doubtful debts	-	-	167,019
Loss on termination and impairment of shipbuilding contracts	7,050,179	-	-
Unrealized gain on derivatives	-	(51,453)	(3,577)
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(241,359)	44,436	(1,809,442)
Prepaid expenses	469	(29,368)	(75,269)
Other receivables	(17,835)	(527,943)	302,110
Inventories	(99,499)	(184,071)	(114,756)
Due from related companies	2,564,940	(3,045,377)	(1,968,521)
Increase / (decrease) in:
Trade accounts payable	128,508	37,630	360,599
Accrued expenses	645,680	612,037	129,182
Deferred revenues	66,022	209,192	(93,507)
Net cash provided by operating activities	4,255,829	2,910,287	3,970,170
Cash flows from investing activities:
Cash paid for vessels under construction, capitalized expenses and vessel acquisition	(24,243,012)	(9,635,504)	(29,045,685)
Net cash used in investing activities	(24,243,012)	(9,635,504)	(29,045,685)

(Consolidated statements of cash flows continue on the next page)

EuroDry Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

(Continued)
	2016	2017	2018
Cash flows from financing activities:
Net increase in former Parent Company investment	8,823,927	915,525	3,298,356
Loan arrangement fees paid	(529,810)	(42,125)	(432,200)
Proceeds from long-term bank loans	13,800,000	10,862,500	48,400,000
Repayment of long-term bank loans	(2,347,000)	(1,813,229)	(23,337,271)
Due to former Parent Company	725,620	(639,312)	-
Net cash provided by financing activities	20,472,737	9,283,359	27,928,885

Net increase in cash, cash equivalents and restricted cash	485,554	2,558,142	2,853,370
Cash, cash equivalents and restricted cash at beginning of year	1,857,861	2,343,415	4,901,557
Cash, cash equivalents and restricted cash at end of year	2,343,415	4,901,557	7,754,927
Cash Breakdown
Cash and cash equivalents	591,108	1,257,058	4,375,972
Restricted cash, current	502,307	894,499	828,955
Restricted cash, long term	1,250,000	2,750,000	2,550,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	2,343,415	4,901,557	7,754,927

Supplemental cash flow information
Cash paid for interest, net of capitalized expenses	488,764	1,462,852	2,220,713
Financing, and investing activities fees:
Loan arrangement fees accrued	38,400	-	-
Payment-in-kind dividends	-	-	565,229
Capital expenditures included in liabilities	75,962	64,476	47,562
Preferred shares distributed to EuroDry	-	-	18,192,129
Prior year contributions from the former Parent Company recognized in paid-in capital	-	-	5,490,106
Due to former Parent Company amount allocated to Due from related companies balance	-	-	903,283

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

EuroDry Ltd. (the “Company” or “EuroDry”) was formed by Euroseas Ltd. (“Euroseas” or “former Parent Company”) on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the “Subsidiaries”) contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas’ drybulk vessels held for use as of December 31, 2017 (the “Spin-off”). On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas, distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company’s Series B Preferred Stock (the “EuroDry Series B Preferred Shares”) to holders of Euroseas’ Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. For periods up to May 30, 2018, the accompanying financial statemnets reflect the financial position and results of the carve-out operations of the seven Subsidiaries that were contributed to the Company.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Manager”) and Eurobulk (Far East) Ltd. Inc. (“Eurobulk FE”), collectively the “Managers”, corporations controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 7).

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc. which, in turn, owns 38.1% of the Company’s shares as of December 31, 2018. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

The Company is engaged in the ocean transportation of dry bulk through ownership and operation of dry bulk ship-owning companies. Details of the Company’s wholly owned subsidiaries are set out below:

•
Pantelis Shipping Corp., incorporated in Republic of Liberia on December 4, 2009, owner of the Liberian flag 74,020 DWT bulk carrier M/V “Pantelis” which was built in 2000 and acquired on July 23, 2009.

•
Eirini Shipping Ltd., incorporated in the Republic of Liberia on February 2, 2014, owner of the Liberian flag 76,466 DWT bulk carrier M/V “Eirini P” which was built in 2004 and acquired on May 26, 2014.

•
Ultra One Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, owner of Liberian flag 63,500 DWT bulk carrier M/V “Alexandros P.” (ex- Hull DY 160). M/V “Alexandros P” was built and delivered on January 16, 2017.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information – Continued

•
Ultra Two Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, entered on November 29, 2013, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., for the construction of a 63,500 DWT bulk carrier (Hull No. DY161). The shipbuilding contract was cancelled on September 2, 2016 due to excessive construction delays. Ultra Two Shipping Ltd has no assets and operations as of December 31, 2016, 2017 and 2018.

•
Kamsarmax One Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, owner of the Marshall Islands flag 82,000 DWT bulk carrier M/V “Xenia”. M/V “Xenia” was built and delivered on February 25, 2016.

•
Kamsarmax Two Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, entered on April 4, 2014, into a shipbuilding contract with Jiangsu Tianyuan Marine Import & Export Co., Ltd., and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd., for the construction of an eco-design fuel efficient 82,000 DWT bulk carrier (Hull No. YZJ2013-1153). In July 2016, Kamsarmax Two Shipping Ltd. signed an amended agreement which provided it with an option to terminate the contract by December 31, 2016 (subsequently, extended to March 31, 2017) without any additional cost. In March 2017, the Company decided not to exercise the option to terminate the contract but to proceed with the construction of Hull No. YZJ2013-1153 (named “Ekaterini”) which was delivered on May 7, 2018.

•
Areti Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 15, 2016, owner of the Cypriot flag 75,100 DWT bulk carrier M/V “Tasos” which was built in 2000 and acquired on January 9, 2017.

•
Light Shipping Ltd., incorporated in the Republic of Marshall Islands on November 6, 2018, owner of the Cypriot flag 75,845 DWT bulk carrier M/V “Starlight” which was built in 2004 and acquired on November 30, 2018.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information – Continued

The following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2016	2017	2018
A/S Klaveness Chartering	52%	26%	32%
Amaggi Europe B.V.	-	17%	11%
Dampskibsselskabet Norden A/S	26%	18%	-
China National Chartering (Hong Kong) Co., Limited	-	13%	-
Quadra Commodities S.A.	13%	-	-

2. Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Company:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of EuroDry Ltd. and its subsidiaries. Inter-company balances and transactions are eliminated on consolidation.

Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other comprehensive income / (loss)

The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equals net income / (loss) for all periods presented. As such, no statement of comprehensive income / (loss) has been presented.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – Continued
Foreign currency translation

The Company’s functional currency as well as the functional currency of all its subsidiaries is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction. The resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

Cash equivalents

Cash equivalents are cash in bank accounts, time deposits or other certificates purchased with an original maturity of three months or less.

Restricted cash

Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or are required to be maintained as a certain minimum cash balance per mortgaged vessel and amounts that are pledged, blocked or held as cash collateral.

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.

The Company recorded a provision for doubtful accounts of $167,019 for the year ended December 31, 2018. The Company did not record any material provisions for doubtful accounts for the years ended December 31, 2016 and 2017.

Inventories

Inventories are stated at the lower of cost and net realizable value, which is the estimated selling price less reasonably predictable costs of disposal and transportation. Inventories are valued using the FIFO (First-In First-Out) method.

Vessels

Vessels are stated at cost, which comprises the vessel contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses to prepare the vessel for her initial voyage, less accumulated depreciation and impairment, if any. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Vessels under construction are presented at cost, which includes shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the construction of the vessels, including interest costs incurred during the construction period.

Expenditures for vessel repair and maintenance are charged against income in the period incurred.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – Continued

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction.

Insurance claims and insurance proceeds

Claims receivable are recorded on the accrual basis and represent the amounts to be received, net of deductibles incurred through each balance sheet date, for which recovery from insurance companies is probable and the claim is not subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities. Insurance proceeds are recorded according to type of claim that gives rise to the proceeds in the consolidated statements of operations and the consolidated statements of cash flow.

Revenue and expense recognition

Revenues are generated from time charters and voyage charters. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally commits to a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight.

The Company’s time charter agreements are classified as operating leases pursuant to ASC 840 “Leases”, according to which revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee and collection of the related revenue is reasonably assured.  Revenues are recognized ratably on a straight line basis over the period of the respective charter agreement in accordance with ASC 840, adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – Continued

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017 and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted the provisions of the new standard on revenue from contracts with customers (ASC 606) on January 1, 2018 and elected to use the modified retrospective transition method for the implementation of this standard. The implementation of this standard did not have an impact on the Company’s financial statements, as the Company did not have any voyage charters in progress as of December 31, 2017 and 2018. Revenues from voyage charters were nil for the year ended December 31, 2018.

 Voyage charter agreements are considered service contracts that fall under the provisions of ASC 606, because the Company as the shipowner retains the control over the operation of the vessel such as directing the routes taken or the vessel speed. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge. Prior to the adoption of ASC 606, revenue from voyage contracts was recognized from the later of the discharge of the vessel’s previous cargo or the time it receives a contract that is not cancelable, until the discharge of the current cargo. The majority of revenue from voyage charter agreements is usually collected in advance. During the years ended December 31, 2016, 2017 and 2018, there have only been two instances in 2017 where a vessel was employed under a voyage charter and in both cases the voyage had begun and ended in the same period.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – Continued

Demurrage income, which is included in “Voyage charter revenue” in the consolidated statements of operations, represents revenue earned from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter agreement. Demurrage income for the years ended December 31, 2016, 2017 and 2018 was not material.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under voyage charter agreements, voyage expenses relate to bunkers, port charges, canal tolls, and agency fees and are all paid by the Company. Costs incurred prior to loading which are directly related to the voyage may be deferred if they meet certain conditions, and are amortized over the duration of the voyage from load port to discharge port. Costs incurred during the voyage are expensed as incurred. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance, bunkers during ballast period and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses whilst the vessel is on time charter. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income.

Commissions (address and brokerage), regardless of charter type, are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of operations.

Dry-docking and special survey expenses

Dry-docking and special survey expenses are expensed as incurred.

Pension and retirement benefit obligations – crew

The ship-owning companies contract the crews on board the vessels under short-term contracts (usually up to 9 months). Accordingly, they are not liable for any pension or post-retirement benefits.

Financing costs

Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Offering costs

Deferred offering expenses are charged against paid-in capital when financing is completed or expensed to “Other general and administrative expenses” in the consolidated statements of operations when the offering is aborted.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – Continued

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to officers and directors as well as to non-employees and are included in “Other general and administrative expenses” in the consolidated statements of operations. The shares to employees and directors are measured at their fair value equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. In addition, non-vested awards granted to non-employees are recognized on a straight-line basis over the remaining period service is provided. The fair value of the awards granted to non-employees are measured at the fair value at each reporting period until the non-vested shares vest and performance is complete.

Impairment of long-lived assets

The Company reviews its long-lived assets “held and used” for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

Derivative financial instruments

Derivative instruments are recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments’ fair value recognized as either a component in other comprehensive income if specific hedge accounting criteria are met in accordance with guidance relating to “Derivatives and Hedging” or in earnings if hedging criteria are not met.

Preferred shares

Preferred shares are recorded at the initial amount of preferred stock assumed based on the initial consideration received by the former Parent Company less offering expenses and adjusted by including the redemption value of dividends paid in-kind. The Company recognizes changes in the redemption value of the preferred shares immediately as they occur and adjusts the carrying amount of the preferred shares to equal the redemption value at the end of each reporting period to that effect.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – Continued

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income/(loss) attributable to common shareholders, after the deduction of dividends paid (in cash or in-kind) to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2018, are considered contingently returnable until the restrictions lapse and are not included in the basic net income per share calculation until the shares are vested.

Diluted earnings / (loss) per share gives effect to all potentially dilutive securities to the extent that they are dilutive, using the treasury stock method. The Company uses the treasury stock method for non-vested restricted shares, while for the preferred shares issued the Company uses the if-converted method to assess the dilutive effect.

Segment reporting

The Company reports financial information and evaluates its operations by charter revenue and not by the type of ship employment for its customers, i.e. voyage or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – Continued

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. ASC 842 is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. Early adoption is permitted for all entities. The Company will adopt ASC 842 for its reporting period commencing January 1, 2019 and has elected not to recast the comparative periods presented when transitioning to ASC 842. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The Company has elected not to separate the lease and non-lease components. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842. Since lessor accounting remains largely unchanged from current U.S. GAAP, the implementation of this standard will not have a significant impact on the Company’s financial statements, however it will increase the disclosures relating to the Company’s leasing arrangements.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – Continued

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses. The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718). This ASU expands the scope of Topic 718, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. Currently, nonemployee awards are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever can be more reliably measured. Under ASU 2018-07, equity-classified nonemployee awards within the scope of Topic 718 will be measured at grant-date fair value. The ASU simplified the accounting for share-based payments granted to nonemployees for goods and services, therefore guidance on such payments to nonemployees would be mostly aligned with the requirements for share-based payments granted to employees. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company does not believe this ASU will have a material impact on its consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – Continued

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

3. Inventories
Inventories consisted of the following:

	December 31, 2017	December 31, 2018
Lubricants	418,650	533,300
Victualing	33,541	33,647
Total	452,191	566,947

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

4. Advances for Vessel under Construction

Costs
Balance, January 1, 2017	17,753,737
Advances for vessels under construction	5,784,204
Vessel acquisition deposit	3,824,668
Delivery of M/V “Alexandros P”	(17,807,934)
Delivery of M/V “Tasos”	(4,503,464)
Balance, December 31, 2017	5,051,211
Advances for vessel under construction	18,818,171
Delivery of M/V “Ekaterini”	(23,869,382)
Balance, December 31, 2018	-

The shipbuilding contracts for Hull No. DY160 and Hull No. DY161, both with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., and originally scheduled for delivery in the second and third quarters of 2016, respectively, were cancelled on June 29, 2016 and September 2, 2016, respectively, due to excessive construction delays. As a result, Ultra One Shipping Ltd. and Ultra Two Shipping Ltd. recognized a receivable of $17.1 million from Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd. representing the shipyard instalments paid and costs of other spares/supplies incorporated into the vessels in accordance with the shipbuilding contracts and, in addition, recorded a $3.2 million loss on the termination of the shipbuilding contracts representing other capitalized expenses which were considered would not be recoverable under the shipbuilding contracts.

On December 21, 2016, Ultra One Shipping Ltd. signed an agreement to acquire from Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd. Hull No. DY160 for $16.9 million. The Company recognized as part of the cost of Hull No. DY160 the amount of $0.4 million representing the additional spares/supplies acquired for Hull No. DY160, which had been originally included in the receivable of $17.1 million, noted above. As a result, the receivable was reduced to $16.7 million. In accordance with the agreement, the Company applied the remaining $16.7 million receivable, representing the shipyard instalments paid and cost of spares/supplies incorporated into Hull No. DY161 against the cost of Hull No. DY 160, and paid the remaining amount in cash. Additional advances of $0.5 million were made in 2017 representing capitalized expenses or total of $17.8 million. Hull No. DY160 was delivered to the Company on January 16, 2017 and was named M/V “Alexandros P”.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

4. Advances for Vessels under Construction – Continued

In December 2016, Kamsarmax Two Shipping Ltd. took an impairment charge on Hull No. YZJ2013-1153 as it considered it likely at that time that it would exercise its option to terminate the shipbuilding contract without any additional penalty. The Company recognized an impairment of $3.8 million representing the deposit paid to the shipyard as well as legal and other costs related to the shipbuilding contract. In March 2017, the Company decided not to exercise the option to terminate the contract but to proceed with the construction of Hull No. YZJ2013-1153, which was delivered on May 7, 2018. The balance as of December 31, 2017 represents advances made by Kamsarmax Two Shipping Ltd. during 2017 for the construction of Hull No. YZJ2013-1153 (named M/V “Ekaterini”) amounting to $5.1 million. Additional advances of $18.8 million were made in 2018 representing a total of $23.9 million. M/V “Ekaterini” was delivered to the Company on May 7, 2018.

On November 11, 2016, Areti Shipping Ltd. signed a memorandum of agreement to purchase M/V “Tasos”, a 75,100 dwt 2000-built drybulk carrier, for approximately $4.4 million. The deposit made under the memorandum of agreement and other capitalized costs amounted to $0.7 million as of December 31, 2016. The balance of the amount payable under the memorandum of agreement and other capitalized costs paid during 2017 amounted to $3.8 million or a total of $4.5 million together with the amount paid in 2016. M/V “Tasos” was delivered to the Company on January 9, 2017.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

5. Vessels, Net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2017	80,712,825	(16,273,461)	64,439,364
- Delivery of M/V “Alexandros P”	17,807,934	-	17,807,934
- Delivery of M/V “Tasos”	4,503,464	-	4,503,464
- Capitalized expenses	15,146	-	15,146
- Depreciation for the year	-	(4,786,272)	(4,786,272)
Balance, December 31, 2017	103,039,369	(21,059,733)	81,979,636
- Delivery of M/V “Ekaterini”	23,869,382	-	23,869,382
- Delivery of M/V “Starlight”	10,210,599	-	10,210,599
- Depreciation for the year	-	(5,422,155)	(5,422,155)
Balance, December 31, 2018	137,119,350	(26,481,888)	110,637,462

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

On November 5, 2018, Light Shipping Ltd. signed a memorandum of agreement to purchase M/V “Starlight” a 75,845 DWT 2004-built drybulk carrier, for a purchase price plus costs to make the vessel available for use of $10,210,599. M/V “Starlight” was delivered to the Company on November 30, 2018.

The Company performed the undiscounted cash flow test as of December 31, 2017 and 2018 for those operating vessels whose carrying values were above their respective market values, and determined that the net book value of its vessels held for use was recoverable.

All the Company’s vessels have been mortgaged as security for the Company’s loans (refer Note 8).

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

6. Accrued Expenses

The accrued expenses consist of:

	December 31, 2017	December 31, 2018

Accrued payroll expenses	118,644	74,169
Accrued interest expense	398,934	694,437
Accrued general and administrative expenses	-	114,432
Accrued commissions	69,631	15,039
Other accrued expenses	449,818	268,132
Total	1,037,027	1,166,209

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7. Related Party Transactions

The Managers (see Note 1) provided technical and commercial vessel management for a fixed daily fee per vessel of Euro 685 for 2016, 2017 and 2018. Vessel management fees paid to the Managers amounted to $780,135, $1,409,716 and $1,701,340 in 2016, 2017 and 2018, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations. An additional fixed management fee is paid to Eurobulk relating to executive compensation. The amount of such executive compensation allocated to the Company prior to the Spin-off was based on the proportion of the number of calendar days that related to EuroDry’s vessels to the number of days of the entire fleet of Euroseas. After the Spin-off, the annual compensation for such services was set at $1,250,000. This amount was $520,626, $693,524 and $731,456 for 2016, 2017 and 2018, respectively, and is recorded in “Other general and administrative expenses” in the consolidated statements of operations.

The Euroseas’ Master Management Agreement (“MMA”) with the Managers provides for an annual adjustment of the daily vessel management fee due to inflation to take effect on January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee. This MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship-owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Managers, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

The MMA was amended and restated on January 1, 2012 to reflect a 5% discount on the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 (“volume discount”); it was renewed on January 1, 2014 for a new five year term until January 1, 2019.

Starting January 1, 2013, the daily vessel management fee was adjusted to Euro 720 per day per vessel in operation and 360 Euros per day per vessel in lay-up before the 5% discount. The fee remained unchanged for the subsequent years starting January 1, 2014, 2015, 2016, 2017.

The MMA was further renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2018 and will be adjusted annually for inflation in the Eurozone. EuroDry signed new MMAs with the Managers which took effect after the completion of the spin-off. EuroDry’s MMAs are substantially on the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. The fee will remain unchanged for 2019.

The vessels M/V “Xenia”, M/V “Alexandros P.”, M/V “Tasos” and M/V “Ekaterini” are managed by Eurobulk FE, which provides technical, commercial and accounting services. The remaining fleet of the Company (M/V “Pantelis, M/V “Eirini P.” and M/V “Starlight”) is managed by Eurobulk.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the ship-owning companies by the Managers during the normal course of operations for which a right of off-set exists. As of December 31, 2017 and 2018, the amounts due from related companies were $3,706,259 and $5,967,444 respectively. Based on the MMA, an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of the quarter to the respective Manager.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7. Related Party Transactions – Continued

As of December 31, 2017, the amount Due to former Parent Company was $24,585,518 and refers to payments made by Euroseas on behalf of the Subsidiaries in relation to: (i) the shipbuilding contracts for the construction of Hull No. DY160 amounting to $10.1 million, (ii) the shipbuilding contract for the construction of Hull No. YZJ2013-1153 amounting to $8.8 million, (iii) the acquisition of M/V “Tasos” amounting to $4.5 million and (iv) restricted cash requirements amounting $1.2 million.

The amount Due to former Parent Company as of December 31, 2017 amounting to $24,585,518 was allocated or settled through the issuance of EuroDry Series B Preferred shares during 2018 as follows: (i) $17,806,879 to the Series B Preferred shares balance of the Company that would be outstanding as of December 31, 2017 as a result of the distribution of EuroDry Series B Preferred Shares representing 50% of the outstanding Series B Preferred stock of Euroseas on the spin-off date (refer to Note 15), (ii) $5,490,106 was allocated to equity of the Company for contributions for the construction cost of the newbuilding vessels spun-off paid in prior years comprising the amount recognized as loss on termination of the shipbuilding contract of Hull No. DY 161 and impairment of the shipbuilding contract of Hull No. YZJ2013-1153 (named “Ekaterini”) and (iii) $1,288,533 as a reduction to the “Due from related companies” receivable. As of December 31, 2018, there was no amount Due to former Parent Company.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A. (“Eurochart”), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes. The Company withheld and then paid to Eurochart a commission of $213,500 in 2016, on behalf of Eurochart, for payments made under the shipbuilding contract for M/V “Xenia.” During 2017, the Company withheld commissions of $179,000, on behalf of Eurochart, for payments made under the shipbuilding contracts for Hull No. DY 160, Hull No. YZJ2013-1153 and for the acquisition of M/V “Tasos”. In November 2018 the Company paid $101,100 to Eurochart for the acquisition of M/V “Starlight”. Commissions to Eurochart for chartering services totaled $104,148, $253,503 and $324,178 in 2016, 2017 and 2018, respectively, recorded in “Commissions” in the consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”); and with a crewing agent Technomar Crew Management Services Corp (“Technomar”). Technomar is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $26,178 and $31,138 in 2016, $42,421 and $59,710 in 2017 and $48,734 and $66,292 in 2018, respectively.  These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loans

These consist of bank loans of the ship-owning companies and are as follows:

Borrower		December 31, 2017	December 31, 2018

Pantelis Shipping Corp.	(a)	4,440,000	-
Eirini Shipping Ltd. / Areti Shipping Ltd.	(b)	11,600,000	4,820,000
Kamsarmax One Shipping Ltd.	(c)	12,399,000	11,465,000
Ultra One Shipping Ltd.	(d), (e)	10,383,271	15,000,000
Kamsarmax Two Shipping Ltd	(f)	-	17,600,000
Light Shipping Ltd. / Areti Shipping Ltd. / Pantelis Shipping Corp.	(g)	-	15,000,000
		38,822,271	63,885,000
Less: Current portion		(8,162,972)	(7,071,444)
Long-term portion		(30,659,299)	(56,813,556)
Deferred charges, current portion		195,705	140,789
Deferred charges, long-term portion		295,264	385,456
Long-term bank loans, current portion net of deferred charges		7,967,267	6,930,655
Long-term bank loans, long-term portion net of deferred charges		30,364,035	56,428,100

The future annual loan repayments are as follows:

To December 31:
2019	7,071,444
2020	6,908,889
2021	13,358,889
2022	5,626,778
2023	20,619,000
Thereafter	10,300,000
Total	63,885,000

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

8. Long-Term Debt – Continued

(a)
This loan is a $13,000,000 loan drawn by Pantelis Shipping Corp. on December 15, 2009. The loan was payable in 32 consecutive quarterly instalments, four in the amount of $500,000 and twenty-eight in the amount of $280,000, with a $3,160,000 balloon payment to be paid together with the final instalment in September 2017. The loan bore interest at LIBOR plus a margin of 2.70%. The loan was secured with the following: (i) first priority mortgage over M/V “Pantelis”, (ii) first assignment of earnings and insurance of M/V “Pantelis”, (iii) a corporate guarantee of Euroseas Ltd. (replaced by EuroDry Ltd. following the Spin-off) and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account maintained by Pantelis Shipping Corp. maintained with HSBC Bank Plc.

On September 30, 2016, the Company signed a Supplemental Agreement with HSBC Bank PLC to defer the six remaining consecutive quarterly instalments of $280,000 each (being $1,680,000 in aggregate) until (a) 29 September 2017 (being the initial final repayment date together with the balloon payment of $3,160,000 in one bullet payment of $4,840,000) or (b) to extend the final repayment date of the deferred amount and the balloon payment until 29 December 2018 if Euroseas agreed with the current lender of M/V “Evridiki G” (being Credit Agricole) or any other bank the extension of the repayment date of her balloon instalment at least until her current charter matures in the first quarter of 2018, which was finally agreed. In this case, the outstanding amount of $4,840,000 would be paid in four quarterly instalments, the first two instalments of $280,000 each, the third instalment in the amount of $560,000 and the fourth instalment of $3,720,000 comprised by $560,000 and the balloon payment. The first instalment was paid in March 2018 and the following instalments at quarterly intervals thereafter and the last one in December 2018. The asset coverage ratio was reduced from 130% to 75% until December 31, 2017. A cash sweep mechanism was put in place until the entire deferred amount is repaid. A cash collateral amount of $300,000 (corresponding to the minimum cash balance requirement) was pledged in the cash collateral account of the owner of M/V “Eirini P”/M/V “Tasos” or of Euroseas as corporate guarantor. A prepayment of $0.4 million was also made within 2017 and a prepayment of $1.0 million was made in 2018 for the loan of Pantelis Shipping Corp. These prepayments were deducted from balloon repayment of the said loan based on the agreement between Euroseas and HSBC Bank Plc. The loan was fully repaid and refinanced by the National Bank of Greece, as explained in note (g) below, in November 2018.

EuroDry Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

8. Long-Term Debt – Continued

(b)
This loan is a $15,300,000 loan drawn by Eirini Shipping Ltd. and Eleni Shipping Ltd. jointly, (“Eirini Loan”), on June 25, 2014. The parties agreed in principle on September 30, 2016 to replace one of the underlying collaterals of the Eirini Loan (M/V “Eleni P”) with a similar vessel, which in December 2016, was approved to be M/V “Tasos” (owned by Areti Shipping Ltd.). The loan was payable in 20 equal consecutive quarterly instalments of $350,000 each, with an $8.3 million balloon payment to be paid together with the final instalment in June 2019. The loan bears interest at LIBOR plus a margin of 3.75%. The loan was secured with the following: (i) first priority mortgage over M/V “Eirini P.” and M/V “Tasos.”, (ii) first assignment of earnings and insurance of M/V “Eirini P.” and M/V “Tasos”, (iii) a corporate guarantee of Euroseas Ltd. (replaced by EuroDry Ltd. following the Spin-off).

On September 30, 2016, the Company signed a Supplemental Agreement with HSBC Bank PLC. The outstanding balance of the “Eirini Loan” of $12,850,000 prior to the closing of the Supplemental Agreement was reduced to $11,600,000 via prepayment using the cash collateral of $1,250,000 (which was effected after the signing of the Supplemental Agreement). In addition, seven principal instalments of $350,000 each, from June 2016 to December 2017 were deferred. Repayment of the loan resumed in March 2018 and the outstanding balance of $11,600,000 will be repaid in two quarterly instalments of $350,000 each, four of $725,000 each plus a balloon payment of $8,000,000 due in May 2019.  The asset coverage ratio was reduced from 130% to 75% until December 31, 2017. A cash sweep mechanism was put in place until the entire deferred amount is repaid. A cash collateral amount of $600,000 (corresponding to the minimum cash balance requirement) is to be pledged in the cash collateral account of M/V “Eirini P” / M/V “Tasos”. For the avoidance of doubt the aforementioned cash collateral is in addition to the cash collateral required to be maintained in the cash collateral account pursuant to the loan agreement of Pantelis Shipping Corp. M/V “Eleni P” was sold on January 26, 2017 and the proceeds from the sale were contributed to the Company by Euroseas during 2017 and were used to partly pay for the acquisition of M/V “Tasos”.  HSBC Bank Plc. agreed to the sale of M/V “Eleni P” and the substitution of such vessel with M/V “Tasos” as collateral for the loan. A prepayment of $0.45 million was also made within 2018, which was deducted from the balloon repayment of the said loan based on the agreement between Euroseas and HSBC Bank Plc. The loan was partly repaid in December 2018 through the refinancing by the National Bank of Greece as explained in note (g) below. The only vessel remaining in the facility is Eirini P whilst there are two quarterly principal payments of $405,000 each due in 2019 and a balloon amount of $4,010,000 million due on May 26, 2019 to be paid together with the last instalment. The Security Cover ratio for this facility stands at 130%. In April 2019, the Company entered into a term sheet with HSBC Bank PLC to refinance the specific loan, as explained in Note 17.

(c)
On February 17, 2016, the Company signed a term loan facility with Nord LB and, on February 25, 2016, a loan of $13,800,000 was drawn by Kamsarmax One Shipping Ltd. to partly finance the pre-delivery installment of M/V “Xenia”. The loan is to be repaid in fourteen consecutive equal semi-annual installments of $467,000 plus a balloon amount of $7,262,000. The loan bears interest at LIBOR plus a margin of 2.95%. The loan is secured with (i) first priority mortgage over M/V “Xenia”, (ii) first assignment of earnings and insurance of M/V “Xenia”, (iii) a corporate guarantee of Euroseas Ltd (replaced by EuroDry Ltd. following the Spin-off) and other covenants and guarantees similar to the rest of the loans of the Company.

EuroDry Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

8. Long-Term Debt – Continued
(d)
On March 20, 2015, the Company signed a term loan facility with HSH Nordbank AG of up to the lesser of $19.00 million or 62.5% of the market value of Hull No. DY160 (named Alexandros P) upon its delivery to partly finance the construction cost. A commitment fee of 0.9% per annum was payable until the loan was drawn. On April 28, 2016 and on October 27, 2016, the Company signed supplemental loan agreements to the term loan facility signed on March 20, 2015 extending the allowed drawdown period until October 31, 2016 and subsequently until January 31, 2017 to account for delays in the construction of the Hull No. DY160, and reducing the maximum loan amount to 55% of the market value of the vessel at delivery. On January 25, 2017 the Company drew $10,862,500 from HSH Nordbank AG, to partly finance the pre-delivery installment of M/V “Alexandros P”. The loan is payable in thirteen equal consecutive quarterly instalments of $159,743 each commencing from April 2017, with a balloon payment of $8,785,841 to be paid together with the last instalment in April 2020. The loan bears interest at LIBOR plus a margin of 3.00%. The loan is secured with (i) first priority mortgage over M/V “Alexandros P.”, (ii) first assignment of earnings and insurance of M/V “Alexandros P.”, (iii) a corporate guarantee of Euroseas Ltd (replaced by EuroDry Ltd. following the Spin-off) and other covenants and guarantees similar to the rest of the loans of the Company. This loan was fully refinanced in October 2018 by Eurobank as explained in note (e) below.

(e)
On October 1, 2018, the Company signed a term loan facility with Eurobank Ergasias S.A. (EFG) of up to $15.00 million or the 60% of the market value of M/V “Alexandros P.”, for the purpose of refinancing the outstanding loan facility of HSH Nordbank AG and providing working capital. The new facility was drawn in October 2018. The loan is payable in twenty-eight consecutive equal quarterly instalments of $235,000 each, followed by a balloon payment of $8,420,000 to be paid together with the last instalment in October 2025. The loan bears interest at LIBOR plus a margin of 3.25%. The loan is secured with (i) first priority mortgage over M/V “Alexandros P.”, (ii) first assignment of earnings and insurance of M/V “Alexandros P.”, (iii) a corporate guarantee of EuroDry Ltd and other covenants and guarantees similar to the rest of the loans of the Company. The Security Cover ratio for this facility stands at 120%. The Company paid loan arrangement fees of $135,000 for this loan.

(f)
On April 27, 2018, the Company signed a term loan facility with HSBC Bank plc. of $18.4 million drawn by Kamsarmax Two Shipping Ltd. to finance 70% of the construction cost but no more than 70% of the market value of M/V “Ekaterini”, subject to the existence of a time charter at the time of drawdown, for a minimum period of 24 months approved by the lender. The loan is payable in twenty consecutive quarterly instalments commencing from July 2018, eight in the amount of $400,000 and twelve in the amount of $325,000, with a $11,300,000 balloon payment to be paid together with the last instalment in April 2023.  The interest rate margin is 2.80% over LIBOR. The loan will be secured with (i) first priority mortgage over M/V “Ekaterini”, (ii) first assignment of earnings and insurance of M/V “Ekaterini” and (iii) other covenants and guarantees similar to the remaining loans of the Company. The Security Cover ratio for this facility stands at 130%. The Company paid loan arrangement fees of $147,200 for this loan.

EuroDry Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

8. Long-Term Debt – Continued
(g)
On November 27, 2018, the Company signed a term loan facility with the National Bank of Greece S.A. (NBG) and a loan of $15,000,000 was drawn by Light Shipping Ltd., Areti Shipping Ltd. and Pantelis Shipping Corp. for the purpose of refinancing the existing loans with HSBC Bank PLC regarding M/V “Pantelis” and M/V “Tasos” and financing part of the acquisition cost of M/V “Starlight”. The loan is payable in twelve consecutive equal quarterly installments of $700,000, commencing from February 2019, plus a balloon amount of $6,600,000 to be paid together with the last instalment in November 2021. The margin of the loan is 3.25% above LIBOR. The loan is secured with (i) first priority mortgages over M/V “Starlight”, M/V “Pantelis” and M/V “Tasos” (ii) first assignment of earnings and insurance of M/V “Starlight”, M/V “Pantelis” and M/V “Tasos”, (iii) a corporate guarantee of EuroDry Ltd and other covenants and guarantees similar to remaining loans of the Company. The Security Cover ratio for this facility stands at 125%. The Company paid loan arrangement fees of $150,000 for this loan.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 130% as of December 31, 2018), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $3,644,499 and $3,378,955 as of December 31, 2017 and 2018, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2018, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2016, 2017 and 2018 amounted to $689,726, $1,608,348 and $2,516,216, respectively. Capitalized interest for the years ended December 31, 2016, 2017 and 2018 amounted to $497,813, $123,697 and $173,841, respectively.

EuroDry Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

9. Income Taxes

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Under IRS regulations, a Company’s shares will be considered to be regularly traded on an established securities market if (i) one or more classes of its shares representing 50% or more of its outstanding shares, by voting power of all classes of shares of the corporation entitled to vote and of the total value of the shares of the corporation, are listed on the market and (ii) (A) such class of share is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of share traded on such market during the taxable year must be at least 10% of the average number of shares of such class of share outstanding during such year or as appropriately adjusted in the case of a short taxable year.  Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company’s shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding shares, (“5% Override Rule”).

For the taxable years 2016 and 2017 the Company believes that it was not exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it did not satisfy the Publicly Traded Test for these years before the Spin-off, while being part of Euroseas, since Euroseas’ common stock did not constitute more than 50% of Euroseas’ outstanding shares by value for the respective taxable years.  As a result, tax charge of approximately $7,200 and $23,477 were paid on June 16, 2017 and on September 17, 2018, respectively and were recorded within “Vessel operating expenses” in the consolidated statements of operations when paid.

For the taxable year 2018 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for this year, although it is subject to the 5% Override Rule, because there were nonqualified 5% shareholders that did not own more than 50% of our common stock for more than half of the days during the taxable year.

EuroDry Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

10. Commitments and Contingencies

(a)
As of December 31, 2017, Areti Shipping Ltd. had a dispute with Windrose SPS Shipping and Trading (“Windrose”), a charterer, regarding Windrose’s failure to pay the balance of the charter fee of $52,019 in relation to charter party agreement dated January 20, 2017. Additionally, Areti Shipping Ltd. paid an amount of $115,000 to a bunker supplier for portion of the total claim of $179,281, after facing an arrest of M/V “Tasos” in Brazil. The Company took the case to London arbitration and obtained an award of approximately $215,000. The Company has hired Swiss lawyers in order to proceed with the recovery of the funds in Switzerland where Windrose is based. In February 2018 Windrose was declared bankrupt and a liquidator was appointed by the Swiss Court. According to the Swiss Law, Areti Shipping Ltd. through their lawyers had to seek recovery of the claim from the Directors of Windrose, who may be personally liable for company’s debts. In May 2018 in view of the uncertain recovery prospects our Freight Demurrage and Defence club has withdrawn its support on the case. In view of high costs, the management has decided to abstain from any action against Windrose directors. Further, Areti Shipping Ltd. has filed their claim with the liquidator; however, the amounts recoverable will be small, if any. In view of the above, the management decided to take a provision of the full amount of $167,019.

  There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of December 31, 2018, future gross minimum revenues upon collection of hire under non-cancellable time charter agreements in excess of 1 year relate to the M/V “Xenia” and M/V “Ekaterini” total $11.4 million. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

EuroDry Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

11. Stock Incentive Plan

On July 31, 2014, the Board of Directors of Euroseas approved the 2014 Stock Incentive Plan (the “2014 Plan”). The plan is administered by Euroseas’ Board of Directors which could make awards totaling in aggregate up to 2,500,000 shares, respectively over 10 years after the plan’s adoption date. The persons eligible to receive awards under the plan are officers, directors, and executive, managerial, administrative and professional employees of Euroseas or Eurobulk or Eurochart (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant. Awards may be made under the plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Following the Spin-off, each shareholder of Euroseas received one share of EuroDry, for every five shares of Euroseas held. Awardees of the Euroseas stock incentive awards with unvested shares received unvested shares of EuroDry with the same ratio, one share of EuroDry for every five shares of Euroseas, taking also into account that the awardees described above are common in both Euroseas and EuroDry. Shares of EuroDry issued for unvested shares of Euroseas will vest on the same schedule with the original Euroseas shares.

Details of awards granted under the 2014 Plan of Euroseas, which had unvested shares as of the Spin-off date, are noted below.

a)
On November 3, 2016 an award of 82,080 non-vested restricted shares, was made to 19 key persons of which 50% vested on November 1, 2017 and 50% vested on November 1, 2018; awards to officers and directors amounted to 48,048 shares and the remaining 34,032 shares were awarded to employees of Eurobulk.

b)
On November 2, 2017 an award of 100,270 non-vested restricted shares, was made to 18 key persons of which 50% vested on July 1, 2018 and 50% will vest on July 1, 2019; awards to officers and directors amounted to 57,700 shares and the remaining 42,570 shares were awarded to employees of Eurobulk.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

11. Stock Incentive Plan – Continued

In May 2018, the Company’s Board of Directors approved an equity incentive plan (the “May 2018 Plan”). The May 2018 Plan will be administered by the Company’s Board of Directors which can make awards totaling in aggregate up to 150,000 shares over five years after the May 2018 Plan’s adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan.  Awards may be made under the May 2018 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the May 2018 Plan during the year ended December 31, 2018 are noted below.

On November 21, 2018 an award of 25,090 non-vested restricted shares, was made to 18 key persons of which 50% will vest on November 16, 2019 and 50% will vest on November 16, 2020; awards to officers and directors amounted to 14,434 shares and the remaining 10,656 shares were awarded to employees of Eurobulk.

All non-vested restricted shares are conditional upon the grantee’s continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote on such non-vested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest at which time they are payable to the grantee. As non-vested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

The Company estimates the forfeitures of non-vested restricted shares to be immaterial and hence accounts for forfeitures as they occur. No forfeitures occurred in the year ended December 31, 2018.

The compensation cost that has been charged against income for awards was $137,517 for the year ended December 31, 2018 and is included within “Other general and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

11. Stock Incentive Plan – Continued

A summary of the status of the Company’s non-vested shares as of December 31, 2018 and changes during the year ended December 31, 2018, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on May 31, 2018	28,072	8.30
Granted	25,090	10.14
Vested	(18,045)	(8.30)
Forfeited	-	-
Non-vested on December 31, 2018	35,117	9.61

As of December 31, 2018, there was $241,339 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2014 Plan and the May 2018 Plan and is expected to be recognized over a weighted-average period of 1.06 years. The total fair value at grant-date of shares granted during the year ended December 31, 2018, was $254,413.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

12. (Loss) / Earnings per Share

Basic and diluted (loss) / earnings per common share are computed as follows:

	2016	2017	2018
Income:
Net (loss) / income	(10,141,353)	849,701	1,119,735
Dividends to Series B preferred shares	-	-	(565,229)
Net (loss) / income attributable to common shareholders	(10,141,353)	849,701	554,506
Basic and diluted earnings per share:
Weighted average common shares - outstanding	1,633,141	2,213,505	2,232,821
Basic and diluted (loss) / earnings per share	(6.21)	0.38	0.25

During 2018, the effect of the non-vested stock awards and of Series B Preferred Shares was anti-dilutive. The number of dilutive securities was nil shares in 2016, 2017 and 2018.

13. Voyage and Vessel Operating Expenses

These consist of:
	Year ended December 31,
	2016	2017	2018
Voyage expenses
Port charges and canal dues	34,850	578,468	260,139
Bunkers	47,777	1,817,850	150,537
Total	82,627	2,396,318	410,676

Vessel operating expenses
Crew wages and related costs	2,621,166	4,616,900	5,532,463
Insurance	399,371	609,354	682,991
Repairs and maintenance	109,399	181,174	407,324
Lubricants	421,406	379,853	520,452
Spares and consumable stores	480,209	706,855	1,404,080
Professional and legal fees	97,584	186,306	257,250
Other	179,283	211,946	378,592
Total	4,308,418	6,892,388	9,183,152

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

14. Derivative Financial Instruments

Interest rate swaps

Effective on August 8, 2017, Euroseas Ltd. entered into an interest rate swap with HSBC Bank Plc. (“HSBC”) for a notional amount of $5.0 million, in order to manage interest costs and the risk associated with changing interest rates of the loans associated with M/V “Eirini P.”, M/V “Tasos” and M/V “Pantelis” and, therefore, was allocated to the Company. Under the terms of the swap, HSBC Bank Plc. makes a quarterly payment to Euroseas equal to the 3-month LIBOR while Euroseas pays an adjustable rate averaging 1.93% (HSBC Bank Plc. makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 1.40% until August 8, 2018 then 1.75% until August 8, 2019 then 1.85% until August 8, 2020 and then 2.32% until August 8, 2022) based on the notional amount. The swap is effective from August 8, 2017 to August 8, 2022. The swap agreement was novated to EuroDry on May 30, 2018.

On July 24, 2018, EuroDry entered into an interest rate swap with HSBC for a notional amount of $5.0 million. Under this contract HSBC makes a quarterly payment to EuroDry equal to the 3-month LIBOR while EuroDry pays a fixed rate of 2.93% based on the notional amount. The swap is effective from July 24, 2018 to July 24, 2023.

The interest rate swaps did not qualify for hedge accounting as of December 31, 2017 and 2018.

 EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

14. Derivative Financial Instruments – Continued

Freight Forward Agreements (“FFA”)

In October 2018, the Company entered into one FFA contract on the Baltic Panamax Index (“BPI”) for the first three calendar months of 2019, totaling 90 days at an average time charter equivalent rate of $12,200 per day. The contract is settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company receives a payment if the average BPI for the month is below the contract rate equal to the difference of the contract rate less the average BPI for the month times the number of contract days sold; if the average BPI for the month is greater than the contract rate the Company makes a payment equal to the difference of the average BPI for the month less the contract rate times the number of contract days sold. If the Company buys contracts previously sold (or the opposite) the Company receives or pays the difference of the two rates for the period covered by the contracts.

The FFA contract did not qualify for hedge accounting. The Company follows guidance relating to “Fair value measurements” to calculate the fair value of the FFA contract (see Note 16).

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2017	December 31, 2018
FFA contract	Long-term assets– Derivatives	-	49,350

Interest rate swap contracts	Long-term assets – Derivatives	51,453	5,680

Total derivative assets		51,453	55,030

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2017	Year Ended December 31, 2018
Interest rate swap contracts– Unrealized gain / (loss)	Gain on derivatives, net	51,453	(45,773)
Interest rate swap contracts - Realized (loss) / gain	Gain on derivatives, net	(2,286)	10,209
FFA contract – Fair value	Gain on derivatives, net	-	49,350
Total net gain on derivatives		49,167	13,786

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

15. Preferred Shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Issued, May 30, 2018	19,042	18,192,129	-	18,192,129
Dividends declared	566	-	565,229	565,229
Balance, December 31, 2018	19,608	18,192,129	565,229	18,757,358

On January 27, 2014, Euroseas issued 25,000 shares of its Series B Convertible Perpetual Preferred Shares to a fund managed by Tennenbaum Capital Partners, LLC (“TCP”) and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of Euroseas and the Company, for total net proceeds of approximately $29 million. The redemption amount of the Series B Preferred Shares is $1,000 per share.

Under the Company’s amended and restated articles of incorporation, effective after the Spin-off, the Company is authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share. The preferred stock may be issued in one or more series and the Company’s Board of Directors, without further approval from the Company’s shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series.  On May 30, 2018, in connection with the Spin-off, 19,042 EuroDry Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock, were issued and distributed to holders of Euroseas’ Series B Preferred Shares in exchange for the cancelation of an equal number of such Euroseas Series B Preferred Shares. The rights of the holders of EuroDry Series B Preferred Shares rank senior to the obligations to holders of our common shares. Additionally, EuroDry Series B Preferred Shares were issued when dividends to EuroDry Series B Preferred Shares are paid in-kind.

The EuroDry Series B Preferred Shares will pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) up to January 29, 2019 of 5% per annum, or 0%, depending on the trading price of the Company’s common stock. In addition, if a cash dividend is paid on the Company’s common stock during such time, then if the dividend paid on the EuroDry Series B Preferred Shares is 5%, the holders of EuroDry Series B Preferred Shares will receive such dividend in cash and will also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on EuroDry Series B Preferred Shares is 0%, then the holders of EuroDry Series B Preferred Shares will receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company’s common stock after January 29, 2019 the holders of EuroDry Series B Preferred Shares will receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The dividend rate will increase to 12% for the two years following January 29, 2019 and to 14% thereafter and will be payable in cash. Cash dividends will be declared at each quarter, with actual payments to be made within the following quarter. The EuroDry Series B Preferred Shares are convertible to common shares at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each EuroDry Series B Preferred Share will be convertible into common stock at an initial conversion price of $31.64 (subject to adjustment for certain events, including upon a default). EuroDry Series B Preferred Shares are redeemable in cash by the Company at any time after January 29, 2019. Holders of EuroDry Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

15. Dividends Series B Preferred Shares – Continued

For the year ended December 31, 2018, the Company declared three consecutive dividends totaling $0.6 million (or dividends of $28.83 per preferred share), all of which were paid in kind. The redemption liability as of December 31, 2018 is $19,607,358. After January 2019, the dividend will be payable only in cash as described above.

Subject to certain ownership thresholds, holders of EuroDry Series B Preferred Shares have the right to appoint one director to the Company’s board of directors and TCP also has consent rights over certain corporate actions. In addition, the holders of EuroDry Series B Preferred Shares will vote as one class with the Company’s common stock on all matters on which shareholders are entitled to vote, with each EuroDry Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such EuroDry Series B Preferred Share would be convertible on the applicable record date.

16. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, derivatives and due from related companies. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable and accrued expenses.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term bank loans. Under the terms of the interest rate swaps the Company and HSBC agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swap allows the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 14 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of the derivative in the “Gain on derivatives, net” in the consolidated statements of operations. As of December 31, 2018, the Company had two open interest rate swap contracts for a notional amount of $10.0 million.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

16. Financial Instruments – Continued

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair value of financial instruments

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s investment in FFA contract is determined based on quoted prices in active markets and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to “Fair value measurements”.

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

16. Financial Instruments – Continued

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2018
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current and long term portion	$5,680	-	$5,680	-
FFA contract, long term portion	$49,350	$49,350	-	-

	Fair Value Measurement as of December 31, 2017
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current and long term portion	$51,453	-	$51,453	-

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2017 and 2018, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s total borrowings approximates $63.8 million as of December 31, 2018 or $0.1 million less than its carrying value of $63.9 million. The fair value of the long term borrowings are estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.

EuroDry Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements
as of December 31, 2017 and 2018 and for the
years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

17. Subsequent Events

The following events occurred after December 31, 2018:

In April 2019, the Company entered into a term sheet with HSBC Bank PLC for a loan up to the lesser of 49.9% of the market value of M/V “Eirini P” and $4.5 million to refinance the existing indebtedness of Eirini Shipping Ltd. The outstanding amount of the loan that will be refinanced will be payable in twelve consecutive quarterly equal instalments in the amount of $200,000 each, commencing three months after drawdown, with a $2,100,000 balloon payment to be paid together with the last installment. The interest rate margin is 2.70% over LIBOR. The loan will be secured with (i) first priority mortgage over the aforementioned vessel, (ii) first assignment of earnings and insurance of the aforementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The respective loan is expected to be drawn in the second quarter of 2019.