Form 20-F
period 2019-12-31
EuroDry Ltd.
filed 2020-04-17
CIK 1731388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report Commission file number 001-38502

EURODRY LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Marshall Islands
(Jurisdiction of incorporation or organization)

4 Messogiou & Evropis Street, 151 24 Maroussi Greece
(Address of principal executive offices)
Tasos Aslidis, Tel: (908) 301-9091, info@eurodry.gr, EuroDry Ltd. c/o Tasos Aslidis, 11 Canterbury Lane, Watchung, NJ 07069
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, $0.01 par value	EDRY	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
2,304,630 common shares, $0.01 par value

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes      ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, or an emerging growth company. See definition of "accelerated filer", "large accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one)

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

☐ Yes ☐ No

TABLE OF CONTENTS
Page

Forward-Looking Statements	1

Part I

Part II

Part III

Item 17.	Financial Statements	90
Item 18.	Financial Statements	90
Item 19.	Exhibits	90

FORWARD-LOOKING STATEMENTS
EuroDry Ltd. and its wholly owned subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This annual report contains forward-looking statements.  These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:
•	our future operating or financial results;
•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
•	drybulk industry trends, including charter rates and factors affecting vessel supply and demand;
•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;
•	our expectations relating to dividend payments and our ability to make such payments;
•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk shipping industry;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation;
•	global and regional political conditions;
•	acts of terrorism and other hostilities, including piracy;
•	business disruptions due to natural disasters or other disasters outside our control, such as the recent novel coronavirus COVID-19 (“Coronavirus”) outbreak; and
•	other factors discussed in the section titled “Risk Factors.”
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
SELECTED CONSOLIDATED FINANCIAL DATA

On May 30, 2018, Euroseas Ltd. ("Euroseas" or "Former Parent Company") contributed to the Company seven subsidiaries (the "Subsidiaries") in connection with the spin-off of its drybulk fleet held for use as of December 31, 2017 comprising six vessels, one Ultramax and two Kamsarmax vessels built between 2016 and 2018, and three Japanese-built Panamax vessels built between 2000 and 2004 and one dormant company, which was the hull-owning company of Hull No. DY161, the shipbuilding contract of which was cancelled in 2016 (the "Spin-off"). Historical comparative periods include the results of the carve-out operations of the seven Subsidiaries that were contributed to the Company.

The following table presents selected consolidated financial and other data of EuroDry Ltd. for each of the years in the four-year period ended December 31, 2019. The table should be read together with "Item 5. Operating and Financial Review and Prospects."  Excluding fleet data, the selected consolidated financial data of EuroDry Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."

Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheets at December 31, 2018 and 2019, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

As further described in Note 2 to our consolidated financial statements on January 1, 2018 we adopted the new accounting guidance for revenue from contracts with customers (ASC 606) and on January 1, 2019 we adopted the new accounting guidance for leases (ASC 842), in each case using the modified retrospective approach. As such, the information prior to adoption of such new guidance has not been restated and continues to be reported under the accounting standards in effect for such periods.

See next page for table of EuroDry Ltd. – Summary of Selected Historical Financials.

	EuroDry Ltd. – Summary of Selected Historical Financials (in U.S. Dollars except for the Fleet Data and number of shares)
	2016	2017	2018	2019
Statement of Operations Data
Time charter revenue	8,331,821	16,985,607	25,934,204	28,789,458
Voyage charter revenue	-	3,294,608	-	-
Commissions	(452,868)	(1,122,196)	(1,411,333)	(1,547,996)
Net revenue	7,878,953	19,158,019	24,522,871	27,241,462
Voyage expenses	(82,627)	(2,396,318)	(410,676)	(1,117,022)
Vessel operating expenses	(4,308,418)	(6,892,388)	(9,183,152)	(10,776,338)
Dry-docking expenses	-	(127,509)	(1,465,079)	(1,664,915)
Vessel depreciation	(3,828,634)	(4,786,272)	(5,422,155)	(6,458,251)
Related party management fees	(780,135)	(1,409,716)	(1,701,340)	(1,964,536)
Loss on termination and impairment of shipbuilding contracts	(7,050,179)	-	-	-
General and administrative expenses	(798,828)	(917,160)	(2,346,502)	(2,252,666)
Operating (loss) / income	(8,969,868)	2,628,656	3,993,967	3,007,734
Interest and other financing costs	(1,161,169)	(1,817,574)	(2,913,141)	(3,513,105)
Gain on derivatives, net	-	49,167	13,786	496,820
Other (expenses) / income	(10,316)	(10,548)	25,123	25,048
Net (loss) / income	(10,141,353)	849,701	1,119,735	16,497
Dividends to Series B preferred shares	-	-	(565,229)	(1,748,981)
Preferred deemed dividend	-	-	-	(185,665)
Net (loss) / income attributable to common shareholders	(10,141,353)	849,701	554,506	(1,918,149)
(Loss) / earnings per share attributable to common shareholders, basic and diluted	(6.21)	0.38	0.25	(0.85)
Preferred stock dividends declared	-	-	565,229	1,748,981
Preferred dividends declared per preferred share	-	-	28.83	113.67
Weighted average number of shares outstanding during period, basic and diluted	1,633,141	2,213,505	2,232,821	2,251,439

	EuroDry Ltd. – Summary of Selected Historical Financials (continued) As of December 31,
Balance Sheet Data	2016	2017	2018	2019
Current assets	2,819,911	7,620,376	14,465,269	9,577,657
Vessels, net	64,439,364	81,979,636	110,637,462	105,461,265
Deferred assets and other long term assets	19,430,520	7,852,664	2,605,030	2,650,000
Total assets	86,689,795	97,452,676	127,707,761	117,688,922
Current liabilities including current portion of long term debt	2,124,590	9,641,000	8,983,748	11,169,038
Long term debt, including current portion	29,513,283	38,331,302	63,358,755	56,495,134
Total liabilities	55,592,898	64,590,553	65,411,848	61,162,052
Preferred shares	-	-	18,757,358	14,721,665
Former Parent Company investment	41,603,370	42,518,895	-	-
Number of common shares outstanding	-	-	2,279,920	2,304,630
Share capital	-	-	22,799	23,046
Total shareholders' equity	31,096,897	32,862,123	43,538,555	41,805,205
Cash Flow Data	Year Ended December 31,
	2016	2017	2018	2019
Net cash provided by operating activities	4,255,829	2,910,287	3,970,170	15,113,924
Net cash used in investing activities	(24,243,012)	(9,635,504)	(29,045,685)	(1,111,297)
Net cash provided by / (used in) financing activities	20,472,737	9,283,359	27,928,885	(12,628,112)

Fleet Data (1)	2016	2017	2018	2019

Number of vessels	2.85	4.94	5.74	7.0
Calendar days	1,043	1,802	2,096	2,555
Available days	1,043	1,802	2,052	2,489
Voyage days	1,043	1,781	2,045	2,473
Utilization Rate (percent)	100.0%	98.8%	99.7%	99.4%
	(In U.S. Dollars per day per vessel)
Average TCE rate (2)	7,909	10,042	12,481	11,190
Vessel Operating Expenses	4,131	3,825	4,381	4,218
Management Fees	748	782	812	769
G&A Expenses	766	509	1,120	882
Total Operating Expenses excluding drydocking expenses	5,645	5,116	6,313	5,869
Drydocking	-	71	699	652
(1) For the definition of calendar days, available days, voyage days and utilization rate, see "Item 5.A – Operating Results".

(2) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels and is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenues, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with time charter revenues and voyage charter revenues, the most directly comparable U.S. GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also "Item 5.A – Operating Results"). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue as reflected in the consolidated statement of operations (see discussion above) and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
	2016	2017	2018	2019
	(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	8,331,821	16,985,607	25,934,204	28,789,458
Voyage charter revenue	-	3,294,608	-	-
Voyage expenses	(82,627)	(2,396,318)	(410,676)	(1,117,022)
Time Charter Equivalent or TCE Revenues	8,249,194	17,883,897	25,523,528	27,672,436
Voyage days	1,043	1,781	2,045	2,473
Average TCE rate	7,909	10,042	12,481	11,190

B.	Capitalization and Indebtedness
Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.
D.	Risk Factors
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
We are an independent shipping company that operates in the drybulk shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for the types of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, economic slowdowns caused by public health events such as the recent Coronavirus outbreak, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and net income.

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

Over the period 2016 to 2019, the BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) has fluctuated between a very low level of 297 points in February 2016 to a peak of 2,501 in September 2019. In 2017, the BDI experienced a low of 702 points in February before reaching a high of 1,702 points in early December and closing the year at 1,366 points. In 2018, it fluctuated between 1,082 points in February and 1,772 in July before closing at 1,271 points.  The year 2019 began in a gloomy fashion with the BDI receding to 595 points by mid-February (-58% since the previous peak). By September, it had recovered to 2,501 points, but subsided again by mid-November to 1,284 points and closed the year at 1,090 points. From January through Mach  2020, the index continued to slump, declining to under 500 points by mid-February, and jumping to about 550 points by the end of March 2020.The continued volatility in dry bulk charter rates is mostly due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries. In addition, the Coronavirus pandemic has resulted in disruptions to industrial production and supply chains initially in China and subsequently in other countries too, which have caused uncertainty in the short-term outlook for the sector. There is no certainty that the dry bulk charter market will experience any recovery over the next months and the market could decline from its current level, especially given the large number of scheduled newbuilding deliveries.

Rates in the drybulk market are influenced by the balance of demand for and supply of vessels and may remain depressed or decline again in the future.  Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable, and as a result so are the rates at which we can charter our vessels.  In addition, we may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders.

Some of the factors that influence demand for vessel capacity include:

•	supply of, and demand for, drybulk commodities;
•	changes in the exploration or production of energy resources and commodities, and the resulting changes in the international pattern of trade;
•	global and regional economic and political conditions, including pandemics, armed conflicts and terrorist activities;
•	pandemics, such as the outbreak of Coronavirus in China in 2020;
•	embargoes and strikes;
•	the location of regional and global exploration, production and manufacturing facilities;
•	availability of credit to finance international trade;
•	the location of consuming regions for energy resources and commodities;
•	the distance drybulk commodities are to be moved by sea;
•	environmental and other regulatory developments;
•	currency exchange rates;

•	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk commodities;
•	changes in seaborne and other transportation patterns; and
•	weather and other natural phenomena.
Some of the factors that influence the supply of vessel capacity include:
•	the number of newbuilding orders and deliveries including slippage in deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and other materials;
•	port and canal congestion;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	vessel casualties;
•	the number of vessels that are out of service; and
•	changes in global commodity production.
We anticipate that the future demand for our drybulk vessels and the charter rates of the drybulk market will be dependent upon economic recovery and growth in the United States, Europe, Japan, China, India and the overall world economy, as well as seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet may increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations.

An over-supply of drybulk carrier capacity may lead to further reductions in charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends or redeem preferred stock in the future.

The market supply of drybulk carriers has been increasing, and the number of both drybulk vessels on order reached historic highs in 2014. It remains high, by historical standards, despite a number of order cancellations, delivery delays and an increased scrapping rate for drybulk vessels during 2015 and 2016. In 2017 drybulk scrapping rates halved year on year, returning to their five-year average. In 2018 scrapping of the world drybulk fleet declined significantly, 70% year on year to 4.4 million dwt. In 2019 scrapping rates increased by about 76% to 7.8 million dwt. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. As of March 31, 2020, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 884.6 million dwt with another 79.0 million dwt, or about 8.9% of the present fleet capacity, on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. A number of the drybulk carrier charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up; charter rates improved and reached profitable levels during most of 2018 but remained volatile and fluctuated significantly during the year, which continued into 2019. With a market recovery in the third quarter of 2019, we were able to secure long-term time charters for some of our vessels running into the fourth quarter, however, in early 2020 charter rates have once again declined to less favourable levels.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends or redeem preferred stock in the future.

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

Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement, which, in turn, might restrict our cash and affect our liquidity. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a maximum fleet leverage covenant that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. If the assessed market value of our vessels declines below certain thresholds, we may violate these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. Furthermore, we may enter into future loans, which may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, minimum fair net worth covenants.

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

 China has been one of the world's fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China's high rate of real GDP growth has already reached a plateau and posted a 0.5 percentage points decline, year on year, in 2019. The United States has imposed tariffs on certain goods and may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

Outbreaks of epidemic and pandemic of diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases.  For example, the recent outbreak of Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China, may negatively affect economic conditions and the demand for our shipping regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus' outbreak. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by Coronavirus. Although our operations have not been affected by the Coronavirus outbreak to date, the ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which could be material and adverse.

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

The drybulk industry is highly competitive, capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. Competition among vessel owners for the seaborne transportation of drybulk cargo can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate China's economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, (or "OECD"), in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by the nature of the economic reforms pursued by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results, financial condition and cash flows.

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

Although all but one of our vessels are currently under time charters or pool agreements, as one vessel is undergoing her drydock, in the future, we may have some or all of these vessels on spot charters. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has affected and could continue affecting the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and reinstate currently suspended dividends to our shareholders could be adversely affected.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, partially due to fears associated with the spread of the Coronavirus, global financial markets, and starting in late February, financial markets in the United States experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as the Coronavirus continues to spread. On March 11, 2020, the World Health Organization (WHO) declared the Coronavirus outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. This continuing volatility may negatively affect the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile, and currently below historical average, asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

Furthermore, events like the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes. Thus, we may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

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

The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of Solas. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical managers have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels, Eurobulk Ltd. ("Eurobulk") and Eurobulk (Far East) Ltd. Inc. ("Eurobulk FE"), our affiliated ship management companies (each a "Manager" and together, the "Managers"), are ISM Code-certified, but we may not be able to maintain such certification indefinitely.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the United Nations' International Maritime Organization (the "IMO"). The document of compliance (the "DOC") and the safety management certificate (the "SMC") are renewed as required.

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

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 2 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency ("EPA") develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years.  By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Regulations relating to low sulfur emissions that came into effect on January 1, 2020 may adversely affect our revenues and profitability.
Under maritime regulations that came into effect on January 1, 2020, ships will have to reduce sulfur emissions, for which the principal solutions are the use of scrubbers or buying fuel with low sulfur content which is more expensive than standard marine fuel.  We do not currently intend to install scrubbers on our fleet. Our fuel costs and fuel inventories have increased as a result of these sulfur emission regulations, but the effect is limited by the fact that our vessels are under time charter agreements and these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand, which may have a material adverse effect on our business, results of operations, cash flows and financial condition.
If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, drydocking or special survey, those vessels would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants in our loan agreements.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Bureau Veritas, Rina, Lloyds Register, Det Norske Veritas ("DNV") and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security ("ISPS") certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the Managers by Bureau Veritas.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies ("IACS"). All of our vessels that we have purchased, and may agree to purchase in the future, must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members. See Item 4: "Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry" for more information.

Rising fuel prices may adversely affect our results of operations and the marketability of our vessels.

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based and are highly correlated to the price of oil. While the price of fuel is currently at relatively low levels due to the price of oil, the price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries ("OPEC") and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014, but by the first quarter of 2016 fuel prices had fallen by more than 50%. Oil prices began rising in February 2016 until June 2016, due to, among other reasons, the war in Syria, oscillated until November 2016, due to movements in the U.S. dollar exchange rate and various geopolitical events, surging again since end-November 2016, due to the announcement by OPEC of future production cuts. In the two-year period 2017-2018, oil prices fluctuated between about $45/bbl (for West Texas Intermediate, "WTI") and about $75/bbl before reaching $76.41/bbl in October 2018 and then falling to $42.53/bbl by December 24, 2018. Thereafter, oil prices rebounded responding, at least partly, to a 90-day trade-war truce agreed between the USA and China. By April 1, 2019 the WTI rose by 49.1% to $63.43/bbl. Oil markets faced a steep one-day loss on August 7, 2019 with the WTI closing at $51.09/bbl, after the U.S. threatened to impose more tariffs on China, then soared to $62.90/bbl in September when key oil facilities in Saudi Arabia were disabled in a missile attack. Prices dropped to around $55.0/bbl in October, and then began rising until the end of the year to approximately $61.0/bbl. In the first week of January 2020, following turmoil in the Persian Gulf, the price of oil increased to $62.70/bbl, only to drop once again to $57.86/bbl by mid-January as disruptions eventually eased. However, by February 1, 2020 the price dropped to $52.10/bbl, as concerns over the Coronavirus pandemic started emerging, and further dropped starting on March 9, 2020 to $23.43 by March 25, 2020, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. Oil prices, however, are significantly below their 10-year average of ca. $70/bbl (for WTI). Any increases in the price of fuel especially if exceeding its 10-year average may adversely affect our operations, especially if such increases are combined with lower drybulk rates.

Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. We may also be obligated to value our bunkers inventories on board at the end of a period time or trip time charter, at a lower value than the acquisition value, if prevailing market prices are significantly lower at the time of the vessel redelivery from the charterer.

Rising crew costs may adversely affect our profits.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Any increase in crew costs may adversely affect our profitability, especially if such increase is combined with lower drybulk rates.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks in the United States on September 11, 2001 and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition.  The continuing conflicts in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission ("SEC"), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provided debt to shipping companies like ours have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result, access to credit markets around the world has been reduced. The extension of Quantitative Easing ("QE"), high levels of Non-Performing Loans ("NPLs") in Europe and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.

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

In addition, public health threats, such as the Coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

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

Greece has experienced a macroeconomic downturn in recent years, which has been slowly recovering as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Eurobulk's operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

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

The United Kingdom ("U.K.") referendum on its membership in the EU resulted in the U.K. withdrawing from the EU on January 31, 2020. We have activities in the EU, and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. While the framework for the U.K. and Europe's future relationship has been laid out in a Withdrawal Agreement, negotiations are ongoing and final terms of the withdrawal remain uncertain. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets generally and in the U.K., specifically. While we have limited exposure to the U.K. or the Pound sterling ("GBP"), any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results which could affect our ability to reinstate payment of dividends to our common shareholders. For example, the drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. The celebration of Chinese New Year in the first quarter of each year also results in lower volumes of seaborne trade into China during this period. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality has not materially affected our operating results and the amount of available cash with which we service our debt or could pay dividends, because our fleet is currently employed on period time charters, but this seasonality may materially affect our operating results if our vessels are employed in the spot market in the future.

We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.

All seven of our vessels are currently employed on time charter contracts. Six of our vessels are under time charters scheduled to expire during 2020, and one vessel has been under a pool agreement since August 2018. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not improve or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.

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

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on

London Interbank Offered Rate ("LIBOR"). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2019, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $10.0 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets. To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our income statement. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, changes in the fair value of our derivative contracts would be recognized in "Accumulated Other Comprehensive Loss" affecting our accumulated deficit, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

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

As of March 31, 2020, Dry Friends Investment Company Inc., or Dry Friends, our largest shareholder and an affiliate of the Company, partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owns approximately 39.3% of the outstanding shares of our common stock and unvested incentive award shares, representing 35.5% of total voting power (after accounting for the certain voting rights of our Series B Preferred Shares before conversion and 32.4% of total voting power on an as converted basis). As a result of this share ownership and for as long as Dry Friends owns a significant percentage of our outstanding common stock, Dry Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of March 31, 2020, funds advised by Tennenbaum Capital Partners LLC ("TCP") and Preferred Dry Friends Investment Company Inc., an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owned shares of our Series B Preferred Shares, to which we will refer as the Series B Preferred Shares, that are convertible into 13.3% and 4.1%, respectively, of our common shares and unvested incentive award shares on an as-converted basis. In addition, we cannot enter into certain transactions without consent from holders of our Series B Preferred Shares.  This concentration of ownership and the consent rights of holders of Series B Preferred Shares may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us, and could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

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

Our principal officers are also principals, officers and employees of the Managers, which are our ship management companies. These responsibilities and relationships could create conflicts of interest between us and the Managers. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Managers. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Managers and vice versa. Eurobulk currently manages vessels for EuroDry, and three bulkers that are not owned by EuroDry, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to EuroDry and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.

Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and may acquire additional drybulk carriers in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Dry Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel that any of them may consider for acquisition in the future. In addition, Aristides J. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or if we did not have the resources or desire to accept any such opportunity, Eurobulk, Dry Friends and Aristides J. Pittas, and any of their respective affiliates, could acquire such vessels.

Our officers do not devote all of their time to our business.

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. Our CEO is also President of Eurobulk and involved in the management of other affiliates and member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

We are an "emerging growth company", and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will not make our common shares less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act ("JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") for so long as we are an emerging growth company.

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

The Series B Preferred Shares paid dividends in-kind until January 29, 2019 (rather than in cash). After that date, dividends to holders of the Series B Preferred Shares are paid in cash. In the future, we may have insufficient cash available to redeem our Preferred Shares. The amount we can pay for dividends or use to redeem Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2019, we had total bank debt of approximately $56.9 million. Our debt repayment schedule as of December 31, 2019 required us to repay $20.3 million of debt during the next two years. As of March 31, 2020, we repaid $2.0 million of our total debt decreasing our outstanding debt to $54.9 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

We intend to grow our business through ordering newbuilding vessels or selective acquisitions of secondhand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.
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

As of March 31, 2020, all but one of our vessels are employed under time charters with remaining terms ranging from less than one month to 9 months based on the minimum duration of the charter contracts, with the exception of the pool agreement we have entered into since August 2018. One of our vessels is undergoing her drydocking. The percentage of our fleet that is under time charter contracts represents approximately 32% of our vessel capacity for the remainder of 2020. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. Despite the fact that as of March 31, 2020 all but one of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We or our Managers may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our and our Managers' ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition and operating cash flows. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain "key man" life insurance on any of our officers.

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

•	marine disaster;
•	piracy;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	cargo and property losses or damage;
•
business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, adverse weather conditions, natural disasters or other disasters outside our control, such as the recent Coronavirus outbreak; and

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 31, 2020, the vessels in our fleet had an average age of approximately 11.6 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of March 31, 2020, two of our vessels are over 18 years of age.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 31, 2020, the vessels in our fleet had an average age of approximately 11.6 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

We enter into, among other things, charter-party agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts, especially when the contracted charter rates are significantly above market levels. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased charter rate levels. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.

A decrease in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the drybulk shipping industry remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in our current or future credit facilities and financing agreements.

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

Because we obtain some of our insurance through protection and indemnity associations ("P&I Associations"), we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the P&I Associations.

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

We may be subject to calls in amounts based not only on our claim records but also the claim records of other members of the P&I Associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.

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

We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the P&I Associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.

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

If our vessels call on ports located in countries or territories that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could lead to monetary fines or penalties and/or adversely affect our reputation and the market for our shares of common stock and its trading price.

Although we do not expect that our vessels will call on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism ("Sanctioned Jurisdictions"), and we endeavor to take precautions reasonably designed to mitigate such activities, including relevant trade exclusion clauses in our charter contracts forbidding the use of our vessels in trade that would violate economic sanctions, it is possible that, from time to time, vessels in our fleet on charterers' instructions, and without our consent, may call on ports located in such countries or territories in the future. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts or from entering into pooling arrangements under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. Under its time charters and pooling arrangements, the terms of which are consistent with industry standards, the Company may not have the ability to prohibit its charterers from sending its vessels to Iran, North Korea, Sudan, Syria or Cuba to carry cargoes that do not violate applicable laws.  As of March 31, 2020 none of our vessels have called on ports at the aforementioned countries in the past or are arranged to call such ports in the future.  The vessels' shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Iran, North Korea, Sudan, Syria or Cuba or entities that these countries control.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries or territories.

We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, and on a number of occasions in other countries following that, as well as continuing or new unrest and hostilities in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria and elsewhere in the world, may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and the other rules and regulations of the SEC, including Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

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

We generate all our revenues in U.S. dollars, but we incur approximately 20% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 6% in 2019 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows. In 2019, we had no exposure to the GBP.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements ("FFAs"). FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows. As of December 31, 2019, the Company has entered into interest rate swap and FFA agreements. See "Note 13 – Derivative Financial Instruments" under the "Consolidated Financial Statements" (page F-37).

We are exposed to volatility in LIBOR, and we may enter into derivative contracts, which can result in higher than market interest rates and charges against our income. If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. The amount outstanding under our senior secured credit facility has been, and amounts under additional credit facilities that we may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, our loan agreements contain provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Since some of our loans have such clauses, our borrowing costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends.  The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition from LIBOR to SOFR could be significant for us.

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. Such risk may have an adverse effect on our financial condition and results of operations.

We depend upon a few significant customers, due to our currently small fleet, for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2019, approximately 81% of our revenues derived from our top five charterers. During 2018, 2017 and 2016, approximately 69%, 74% and 91%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, (which election could itself have adverse consequences for such shareholders, as discussed in Item 10 of this Annual Report under "Taxation — United States Federal Income Taxation of U.S. Holders"), such shareholders would be subject to United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our shares. See "Taxation — United States Federal Income Taxation of U.S. Holders" in this Annual Report under Item 10 for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

Based on the current and expected composition of our and our subsidiaries' assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled "Item 10.E. Taxation — Passive Foreign Investment Company Status and Significant Tax Consequences". We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.
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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2019 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.  In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

Although our shares of common stock have traded on the Nasdaq Capital Market since May 31, 2018, the trading volume has been low. Our shares may not actively trade in the public market and any such limited liquidity may cause our common stock to trade at lower prices and make it difficult to sell your common stock.

The market price of our common stock has been and may in the future be subject to significant fluctuations.

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;
•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;
•	speculation in the press or investment community about our business or the shipping industry;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	payment of dividends;
•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;
•	changes in government and other regulatory developments;
•	additions or departures of key personnel;
•	general market conditions and the state of the securities markets; and
•	domestic and international economic, market and currency factors unrelated to our performance.
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

Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share.  If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. The company may regain compliance if the bid price of its common shares closes at $1.00 per share or more for a minimum of ten consecutive business days at any time during the 180-day cure period. If the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common stock could be delisted.

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

Future sales of our common stock could cause the market price of our common stock to decline.

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
EuroDry Ltd. is a Marshall Islands company incorporated under the BCA on January 8, 2018. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of March 31, 2020, our fleet consisted of seven drybulk carriers (comprising four Panamax drybulk carriers, two

Kamsarmax and one Ultramax drybulk carrier), all of which are in operation. The total cargo carrying capacity of our seven drybulk carriers is 528,931 dwt.

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

The SEC maintains an Internet site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.eurodry.gr. The information contained on our website is not part of this annual report.
B.	Business Overview
Our fleet consists of drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes.  Please see information in the section "Our Fleet", below. During 2017, 2018 and 2019 we had a fleet utilization of 98.8%, 99.7% and 99.4%, respectively, our vessels achieved daily time charter equivalent rates of $10,042, $12,481 and $11,190, respectively, and we generated voyage charter and time charter revenues of $20.28 million, $25.93 million and $28.80 million, respectively.

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

Our Fleet
As of March 31, 2020, the profile and deployment of our fleet is the following:
Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Drybulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Apr-20	$13,000
XENIA	Kamsarmax	82,000	2016	TC until Nov-20	Hire 101% of the Average Baltic Kamsarmax P5TC index (***) with a floor at $11,000
EIRINI P	Panamax	76,466	2004	TC until Jul-20	Hire 100% of Average BPI 4TC(**)
PANTELIS	Panamax	74,020	2000	TC until Apr-20	$5,000
TASOS	Panamax	75,100	2000	In drydock	-
ALEXANDROS P	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2018
STARLIGHT	Panamax	75,845	2004	TC until Sep-20	Hire 100% of Average BPI 4TC(**)
Total Vessels	7	528,931

(*)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.
(**)	Denotes the Baltic Panamax Index; The Average BPI 4TC is an index based on four time charter routes.
(***)	The average Baltic P5TC Index is an index based on five Panamax time charter routes.

We plan to expand our fleet by investing in vessels in the drybulk market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements. As of March 31, 2020, all but one of our vessels are employed under time charter contracts or pool agreements. One of our vessels is currently undergoing her drydock.
As of March 31, 2020, approximately 32% of our ship capacity days for the remainder of 2020 are under contract.
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
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2018 and 2019, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm's-length transactions.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.
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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2018	Carrying Value as of December 31, 2019
Drybulk Vessels	(dwt)		(million USD)	(million USD)
PANTELIS	74,020	Jul-2009	$12.26(1)	$10.86(2)
EIRINI P	76,466	May-2014	$15.59(1)	$14.69(2)
XENIA	82,000	Feb-2016	$28.59(1)	$27.46(2)
TASOS	75,100	Jan-2017	$4.07	$3.84
ALEXANDROS P.	63,500	Jan-2017	$16.65	$16.06
EKATERINI	82,000	May-2018	$23.34	$22.51
STARLIGHT	75,845	Nov-2018	$10.14(1)	$10.08(2)
Total Drybulk Vessels	528,931		$110.64	$105.5
(1) Indicates drybulk vessels for which we believe, as of December 31, 2018, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2018.  We believe that the aggregate carrying value of these vessels, assessed separately, of $66.58 million as of December 31, 2018 exceeds their aggregate basic charter-free market value of approximately $52.90 million by approximately $13.68 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2018 were recoverable.
(2) Indicates drybulk vessels for which we believe, as of December 31, 2019, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2019.  We believe that the aggregate carrying value of these vessels, assessed separately, of $63.09 million as of December 31, 2019 exceeds their aggregate basic charter-free market value of approximately $49.20 million by approximately $13.89 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2019 were recoverable.
We note that all of our drybulk vessels, are currently employed under time charter contracts of durations from less than one to 9 months until the earliest redelivery charter period, with the exception of the pool agreement we have entered into since August 2018.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.
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

Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement is similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas.  The Master Management Agreement is terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement runs through January 1, 2023 and will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future can enter into a separate management agreement with Eurobulk with the term and daily rate as specified in the Master Management Agreement.  The management agreements between Eurobulk FE and the shipowning companies follow substantially the same terms of the similar agreements with Eurobulk.

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
During 2019, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $1,250,000. We also paid Eurobulk and Eurobulk FE a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.5 Euros) of that amount for any vessel laid-up.  There was no adjustment for inflation from January 1, 2020, to date and, hence, we continue to pay an annual fee of $1,250,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros becomes effective when construction of the vessels actually begins.
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

•
Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $5,869 per day for the year ended December 31, 2019. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2019, our operational fleet utilization was 99.4%, from 99.7% in 2018, while our commercial utilization rate was at 100% for both years. Our total fleet utilization rate in 2019 was 99.4%.

•
Strong Relationships with Customers and Financial Institutions. We believe ourselves, Eurobulk, Eurobulk FE and the Pittas family have developed strong industry relationships and have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk and Eurobulk FE, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk, Eurobulk FE and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.

Our Business Strategy
Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and by reliably, safely and competitively operating our vessels through our Managers. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. During 2018 the construction of an 82,000 DWT bulk carrier was completed, which was delivered on May 7, 2018. In December 2018, we acquired another second hand Panamax drybulk carrier.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use FFAs – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment (“COA”) depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of March 31, 2020, on the basis of our existing time charters, approximately 32% of our vessel capacity for the remainder of 2020 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

•
Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2019 calls for a reduction of approximately 12% of our debt by the end of 2020 and an additional reduction of about 27% by the end of 2021 for a total of 39% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

Our Customers
Our major charterer customers during the last three years include Klaveness, Quadra, Guardian pool, Ausca, Amaggi, Norden, Panocean, Cargill and Noble amongst others. We are a relationship driven company, and our top five customers in 2019 include three of our top five customers from 2018 (Klaveness, Guardian pool and Panocean) and one from 2017 (Klaveness). Our top five customers accounted for approximately 81% of our revenues in 2019 and 69% in 2018.  In 2019, Klaveness, Quadra and Guardian pool accounted for 35%, 16% and 15% of our revenues, respectively. In 2018, Klaveness and Amaggi accounted for 32% and 11% of our revenues, respectively.  In 2017, Klaveness, Norden, Amaggi and China National Chartering accounted for 26%, 18%, 17% and 13% of our revenues, respectively.  Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although such a rate could be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the Coronavirus outbreak.

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

Drybulk carriers are ordinarily chartered either through a voyage charter or a time charter, under a longer term COA or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (either hire per day or a specified rate per dwt capacity per month) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as drydockings and special surveys, are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Occasionally, drybulk vessels are chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel.

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

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2017, however, they remained below profitable levels for most of the year. In 2018 the charter rates improved significantly before turning back to the 2017 levels at the beginning of 2019. Gradually during the year, the BDI turned to a six-year high, and peaked at the beginning of September 2019. However, by the end of the year, the BDI returned to 2017 levels and has continued to decline even further in early 2020. The development of charter rates is dependent on the supply of and demand for drybulk vessels. Demand for vessels depends on the international trade of drybulk commodities which, in turn, is affected by the economic growth, infrastructure investment and industrial production of major importing regions like Europe and Far East amongst others as well as the production of drybulk commodities by exporters like Brazil, Australia, South Africa, Argentina and Russia amongst others. During 2017, global seaborne drybulk trade growth (in tons) reached 4.1% according to industry analysts, the highest annual growth since 2014, however, trade growth in 2018 decreased to 2.5% and increased to an estimated 2.9% in 2019. According to the International Monetary Fund's world economic growth forecast as of January 2020, trade growth was projected to increase to 3.3% for 2020 and 3.4% for 2021, indicating a boost in macroeconomic environment for drybulk seaborne trade growth, however, the outbreak of the Coronavirus pandemic will likely have significant negative effects on world economic growth and drybulk seaborne trade, at least, in the first half of 2020 and, possibly, beyond that.

At the same time, the supply of drybulk vessels cannot be changed drastically in the short term as it takes about nine months to build a ship and, usually, there is a lag of, at least, fifteen to eighteen months between placing an order to build a vessel and its delivery. In the near term, supply is limited by the existing number of vessels and can only be adjusted by increasing or decreasing the operating speed of a vessel but various economic and operational factors could limit the range of such adjustments. As of March 31, 2020, the backlog of vessels under construction ("orderbook") is about 9% of the fleet and it is scheduled to be delivered mostly over the next two years. This level of orderbook reflects lower newbuilding orders placed during 2016 and 2017 due to the depressed charter rates in those years and will limit supply growth during 2020 and 2021. More than half of the orderbook is concentrated on Capesize vessels (11.8% of the Capesize fleet), while vessels below 100,000 dwt, the segment in which our vessels compete, face an orderbook of about 9% of the fleet and, consequently, less supply growth. The above levels of orderbook along with trends of vessel withdrawals in 2020 indicate that growth of fleet is likely to remain comparable to drybulk trade growth, thus, providing a foundation for charter rates to retain the present levels.

Typically, periods of high charter rates result in an increased rate of new vessel ordering, often more than what the demand levels warrant; these vessels begin to be delivered eighteen months or more later when demand growth for vessels often slows down creating oversupply and quick correction of charter rates. The cyclicality of charter rates is also reflected in vessel values.
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
International Maritime Organization

 The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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
The Marine Environment Protection Committee, or "MEPC," adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs").  As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation.  At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future.  At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
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
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for

application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers ("GBS Standards").

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.  Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
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
The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the "Polar Code"). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles.  It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
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
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
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
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200-nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States." The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining "waters of the United States" and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the "Navigable Waters Protection Rule," which replaces the rule published on October 22, 2019, and redefines "waters of the United States." The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.

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
Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
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
International Labour Organization
The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020.  The timing and effect of such action has yet to be determined.

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
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code ("the ISPS Code").  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state.  Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
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
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being "in class" by all the applicable Classification Societies. Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.

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

Vessel	Next	Type

STARLIGHT	March 2022	Intermediate Survey (Drydocking)
EIRINI P	June 2022	Intermediate Survey (Drydocking)
PANTELIS	May 2020	Intermediate Survey (Drydocking)
TASOS	April 2020	Intermediate Survey (Drydocking)
XENIA	February 2021	Special Survey
ALEXANDROS P	January 2022	Special Survey
EKATERINI	May 2021	Intermediate Survey
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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or "P&I Associations", and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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
Significant Developments in 2019
Series B Preferred Shares
On June 18, 2019, the Board of Directors agreed to redeem $4.3 million of the Series B Preferred Shares. In parallel with the redemption, the holders of the remaining Series B Preferred Shares agreed to reduce the dividend rate to 9.25% per annum effective June 19, 2019, which will apply until January 29, 2021 at which time the dividend rate will be increased to 14% per annum, and is payable only in cash. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter and was payable only in cash. From January 29, 2019 to June 19, 2019, the Series B Preferred Shares carried an annual dividend rate of 12% per annum, which was paid in cash.
A.	Operating results
Factors Affecting Our Results of Operations
We believe that the important measures for analyzing trends in the results of our operations consist of the following:
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.
Available days. We define available days as the total number of Calendar days net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.
Voyage days. We define voyage days as the total number of Available days net of off-hire days associated with unscheduled repairs or days waiting to find employment but including days our vessels were sailing for repositioning. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

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

Spot Charter Rates. We calculate spot charter rates on contracts made in the spot market for the use of a vessel for a specific voyage ("voyage charter") to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally commits to a minimum amount of cargo and the charterer is liable for any short loading of cargo or "dead" freight. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.
Time Charter Equivalent ("TCE"). A standard maritime industry performance measure used to evaluate performance is the daily TCE. Daily TCE revenues are time charter revenues and voyage charter revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market (drybulk vessels are, generally, chartered on a time charter basis) and presents a more accurate representation of the revenues generated by our vessels. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.
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
Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, a company affiliated with our CEO, plus additional commission of usually up to 1.25% to other brokers involved in the transaction, plus address commission of usually up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% calculated as stated in the relevant memorandum of agreement for any vessel sold by it on our behalf.
Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period. Voyage expenses are also incurred, when our vessels are sailing for repositioning purposes or for drydocking, which we pay.
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
In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance.  In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short-term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under "Capital Expenditures" below).  In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts as well as the level of the new charter rates for the charters that are to expire. Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on financial and operational evaluation of such action and depend on the overall state of the drybulk vessel market, the availability of purchase candidates, available employment, anticipated drydocking cost and our general assessment of economic prospects for the sectors in which we operate.
Results from Operations

Year ended December 31, 2019 compared to year ended December 31, 2018
Time charter revenue. Time charter revenue for 2019 amounted to $28.79 million, increasing by 11% compared to $25.93 million for the year ended December 31, 2018, as a result of the increased average number of vessels in our fleet, partly offset by the decrease in the average TCE our vessels earned in 2019, compared to 2018.  In 2019, we operated an average of 7.0 vessels, a 22% increase over the average of 5.74 vessels we operated during the same period in 2018. In the year 2019 our fleet had 2,473 voyage days earning revenue as compared to 2,045 voyage days earning revenue in 2018.  While employed, our vessels generated a TCE rate of $11,190 per day per vessel in 2019 compared to a TCE rate of $12,481 per day per vessel in 2018, a decrease of 10.3%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts and pool agreements, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $1.55 million in charter commissions for the year ended December 31, 2019, representing 5.4% of charter revenues. This represents an increase over the year ended December 31, 2018, where commissions paid were $1.41 million, also representing 5.4% of charter revenues.
Voyage expenses. Voyage expenses for the year were $1.1 million and relate to expenses for repositioning voyages between time charter contracts, and owners' expenses at certain ports. For the year ended December 31, 2018, voyage expenses amounted to $0.41 million. Our vessels are, generally, chartered under time charter contracts. Voyage expenses, usually, represent a small fraction (3.88% and 1.58% in 2019 and 2018, respectively) of voyage revenues.  Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $10.78 million in 2019 compared to $9.18 million in 2018, reflecting the higher average number of vessels operated during 2019.  Daily vessel operating expenses per vessel amounted to $4,218 per day in 2019 versus $4,381 per day in 2018, a decrease of 3.7%, mainly due to the higher initial expenses for the secondhand vessel acquired in 2018 alongside some repairs and spare replacements performed concurrently with the drydocking of two vessels that underwent special survey in 2018.

Related party management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2019, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $1.96 million for the year, or $769 per day per vessel. During 2018, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $1.7 million for the year, or $812 per day per vessel.
General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses.  In 2019, we had a total of $2.25 million of general and administrative expenses as compared to $2.35 million in 2018, a decrease of 4%. This decrease is due to the higher expenses incurred during 2018 for the Spin-off.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2019, two vessels underwent drydock and one vessel underwent an in-water (intermediate) survey for a total cost of $1.67 million, as compared to two vessels that underwent drydock and one vessel that underwent in-water (intermediate) survey in 2018 for a total cost of $1.47 million.
Vessel depreciation. Vessel depreciation for 2019 was $6.46 million. Comparatively, vessel depreciation for 2018 amounted to $5.42 million. The increase is due to the higher number of vessels operated within the year 2019 compared to the previous year.
Interest and other financing costs. Interest expense and other financing costs for the year were $3.51 million, compared to $2.91 million during the same period in 2018. This increase of 20.6% is due to higher average outstanding debt in 2019 compared to 2018.
Derivatives gain / (loss). In 2019, we had a realized gain of $0.02 million and an unrealized loss of $0.3 million from the mark to market valuation on our interest rate swap contracts that we entered into in August 2017 and July 2018 compared to a marginal realized gain and an unrealized loss of $0.05 million in 2018 from the mark to market valuation on the same interest rate swap contracts. We had entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates. In October 2018 we also entered into a FFA, and had a $0.05 million unrealized gain. We had entered into FFA contracts to mitigate our exposure to possible declines in the drybulk market rates. Within the first quarter of 2019, we entered into four additional FFAs. These positions all matured or were closed by October 2019 with a net realized gain of $0.7 million. In 2019 we also entered into two bunker swap contracts that resulted in a net realized gain of $0.1 million.
Dividend Series B Preferred Shares. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. On June 18, 2019, we agreed to redeem approximately $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate for the remaining outstanding shares to 9.25% per annum until January 29, 2021, payable in cash. Thereafter, the Series B Preferred Shares will carry a rate of 14% per annum, also payable in cash. Since January 29, 2019, the Series B Preferred Shares have carried a dividend of 12% per annum. After the agreed upon redemption of $4.3 million, there were $15.39 million face value of Series B Preferred Shares outstanding. In 2019, the Company declared $1.75 million in dividends on its Series B Preferred Shares, of which $0.08 million were paid in-kind, $1.31 million were paid in cash and another $0.36 million were accrued as of December 31, 2019 and were paid in the first quarter of 2020, and recorded preferred deemed dividends of $0.19 million arising out of the redemption of approximately $4.3 million of Series B Preferred Shares. In 2018, there were $0.57 million dividends paid in-kind.
Net (loss)/income attributable to common shareholders. As a result of the above, net loss attributable to common shareholders for the year ended December 31, 2019 was $1.92 million, as compared to a net income of $0.55 million for the year ended December 31, 2018.
Year ended December 31, 2018 compared to year ended December 31, 2017

For a discussion of the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to Part A, Item 5, "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2018.
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
The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates, from year three onwards. The Company calculates the historical average rates over a 18-year period for 2019, excluding peak periods, and a 17-year period for 2018, which both start in 2002 and take into account complete market cycles, and which provide a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract.
Our impairment exercise is highly sensitive on variances in the time charter rates and vessel operating costs; it also requires assumptions for:
•	the effective fleet utilization rate;
•	estimated scrap values;
•	future drydocking costs; and
•	probabilities of sale for each vessel.
Our estimates for the time charter rates for the first two years are based on the prevailing market charter rates (based on the length of charters that can be secured at the time of the analysis, generally, one to two years). Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company's data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses escalated by 1.5% per annum and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment test, for the years ended December 31, 2019 and December 31, 2018, identified four of our vessels with indication for impairment as presented in the following table. For these vessels, we performed our impairment analysis which indicated no impairment. Furthermore, we performed sensitivity analysis for the charter rates and operating cost assumptions (which are the inputs most sensitive to variations) allowing for variances of up to 10%, and a further reduction in charter rates for the following two years, to reflect any possible effect from the slowdown of economic activity due to the Coronavirus pandemic, without an impairment indication.
There can be no assurance as to how long-term charter rates and vessel values will increase as compared to their current levels and approach historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly during 2017 and the first half of 2018, but gradually weakened in the second half of 2018 and through most of 2019 (apart from a brief upsurge in the third quarter), have weakened once again in early 2020, and may return to their previously depressed levels which could adversely affect our revenue, profitability and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Item 4.B. Business Overview – Our Fleet".

For the four vessels that as of December 31, 2019 had an impairment indication, a comparison of the average estimated daily TCE rate used in our impairment analysis with the average "break even rate" for the uncontracted period for each of the vessels is presented below:

Vessel	Charter Rate as of 12/31/2019	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2020)	Rate Year 2 (2021)	Rate Year 3+ (2022+)	Breakeven Rate (USD/day)
Eirini P*	0	0	9	10,697	10,697	15,651	11,899
Xenia*	11,000	10	21	11,716	11,716	17,142	9,870
Pantelis	0	0	5	10,289	10,289	15,055	11,139
Starlight*	0	0	9	10,697	10,697	15,651	10,317

(*) These vessels are chartered at a market index linked rate.

Recent Accounting Pronouncements
Please refer to Note 2 of the financial statements included in Item 18 of this annual report for a description of recent accounting pronouncements that may apply to us.
Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
•	exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
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
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay preferred dividends.
Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt, paying our preferred dividends and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.
Our long-term liquidity requirements are funding vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.
Our total cash and cash equivalents and restricted cash at December 31, 2019 were $9.1 million, an increase of $1.3 million from $7.8 million at December 31, 2018. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to "Item 11 – Quantitative and Qualitative Disclosures about Market Risk."
We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2020 and beyond.
Cash Flows
As of December 31, 2019, we had a working capital deficit of $1.6 million, and for the year ended December 31, 2019 generated nominal net income, incurred a net loss attributable to common shareholders of $1.9 million and generated net cash from operating activities of $15.1 million. Our cash balance amounted to $5.40 million and cash in restricted retention accounts amounted to $3.73 million as of December 31, 2019. The holders of EuroDry Series B Preferred Shares will receive a cash dividend at an annual dividend rate of 9.25% until January 2021, which will increase to 14% thereafter. Although we cannot predict the magnitude the effects of the Coronavirus will have on our cash flows, we expect our revenues to potentially decrease compared to 2019, due to decreased time charter rates observed in the market as a result of the Coronavirus pandemic. We intend to fund our capital expenditures and working capital requirements via cash on hand and cash flows from operations. In the event that these are not sufficient, we may use funds from debt refinancing and equity offerings, sell vessels (where equity will be released) and draw down funds under a commitment from a company controlled by the Pittas family and affiliated with our Chief Executive Officer, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Year ended December 31, 2019 compared to year ended December 31, 2018
Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2019 was $15.1 million as compared to $3.97 million in 2018.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2019 compared to the year ended December 31, 2018, are the following: the increased inflows from revenue due to the increase in the average number of vessels in our fleet, partly offset by the decrease in market rates during the year ended December 31, 2019, which resulted in a lower TCE rate of $11,190 compared to $12,481 for the year ended December 31, 2018, and the elimination of a large receivable balance from related parties. This effect resulted in a comparative operating income (excluding non-cash items) of $9.65 million for the year ended year December 31, 2019 and $9.55 million for the corresponding period in 2018, respectively. For the year ended December 31, 2019, we had a net working capital inflow of $0.43 million and a significant decrease of the Due from related companies balance of $7.51 million compared to a net working capital outflow of $3.27 million for the year ended December 31, 2018.
Net cash from investing activities.

Net cash flows used in investing activities were $1.11 million for the year ended December 31, 2019 compared to $29.05 million used in investing activities for the year ended December 31, 2018. The net decrease in cash flows used in investing activities of $27.94 million from 2018 is attributable to the fact that there were no vessels delivered or acquired during 2019, as compared to 2018, when we took delivery of the newbuilding vessel Ekaterini in May 2018 and of the secondhand vessel Starlight in November 2018. The amount paid in 2019 relates to the installation of ballast water treatment systems on board the vessels Starlight and Eirini P.

Net cash from financing activities.

Net cash flows used in financing activities were $12.63 million for the year ended December 31, 2019, compared to net cash flows provided by financing activities of $27.93 million for the year ended December 31, 2018. This decrease in cash flows provided by financing activities of $40.56 million, compared to the year ended December 31, 2018, is mainly attributable to a decrease of $43.49 million in proceeds from long term debt (net of loan arrangement fees paid) during the year ended December 31, 2019, compared to the same period of 2018, and a net outflow of funds due to the redemption of $4.3 million of the Series B Preferred Shares and $1.31 million in dividends paid on the Series B Preferred shares during the year ended December 31, 2019 and a net inflow of funds invested by the Former Parent Company (Euroseas) of $3.30 million during the year ended December 31, 2018, which is partially offset by a decrease of $11.84 million in payments of long term debt during the year ended December 31, 2019, compared to the same period of 2018.

Year ended December 31, 2018 compared to year ended December 31, 2017

For a discussion of the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to Part A, Item 5, "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2018.
Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2019, we had five outstanding floating interest-bearing loans with a combined outstanding balance of $56.9 million with margins over LIBOR ranging from 2.70% to 3.25%. These loans have maturity dates between 2021 and 2025.
Our long-term debt as of December 31, 2019 comprises bank loans granted to our vessel-owning subsidiaries.

Borrower	December 31, 2019	Interest rate (margin + LIBOR)

Kamsarmax One Shipping Ltd.	10,531,000	2.95% + LIBOR
Ultra One Shipping Ltd.	14,060,000	3.25% + LIBOR
Kamsarmax Two Shipping Ltd.	16,000,000	2.80% + LIBOR
Light Shipping Ltd. / Areti Shipping Ltd. / Pantelis Shipping Corp.	12,200,000	3.25% + LIBOR
Eirini Shipping Ltd.	4,100,000	2.70% + LIBOR
	56,891,000
Less: Current portion	(6,924,000)
Long-term portion	49,967,000

A description of our loans, as of December 31, 2019, is provided in Note 7 of our attached financial statements. As of December 31, 2019, we are scheduled to repay approximately $6.9 million of the above bank loans in 2020.
Our loan agreements contain covenants.
Our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio ("loan-to-value" ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2019, we were not in default of any credit facility covenant.
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
We currently have two vessels scheduled for drydocking over the next 12 months (refer to section above "B. Liquidity and Capital Resources – Cash Flows" for a discussion of how we plan to cover our working capital requirements and capital commitments). We may face delays in performing these drydocks due to Coronavirus, particularly if travel restrictions persist. As of the date of this report, there are no reported delays for our drydocks.

Dividends
In 2019 and 2018, the Company declared no dividend on its common stock. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 18, 2019, the Board of Directors agreed to redeem approximately $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 9.25% per annum until January 29, 2021, after which it will increase to 14% per annum. From January 29, 2019 to June 19, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum. Within 2019 the Company declared one dividend on its Series B Preferred Shares, amounting to $0.08 million, which was paid in-kind, and four quarterly dividends out of which

$1.3 million were paid in cash and another $0.36 million were accrued. We also recorded a preferred deemed dividend of $0.19 million arising out of the redemption of approximately $4.3 million of the Series B Preferred Shares. Within 2018 the Company declared three consecutive quarterly dividends on its Series B Preferred Shares, amounting to $0.57 million which were paid in-kind.
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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of March 31, 2020, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 884.6 million dwt with another 79.0 million dwt, or about 8.9% of the present fleet capacity, on order.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers that were scrapped were in excess of 30 years of age.  During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. In 2016 drybulk rates increased, however, scrapping activity remained strong, at close to 2015 levels. In 2017 scrapping of drybulk vessels declined to almost half of its 2016 level. 2018 saw a further decline in scrapping to 4.4 million dwt, a decline of 70% year on year, while in 2019, a total of $7.9 million dwt were scrapped. As of March 1, 2020, the year to date 2020 demolition rate is 3.1 million dwt, which represents a 183% increase over the demolition rate for the corresponding period in 2019 due to a series of drybulk export disruptions, exacerbated by higher bunker costs due to IMO2020 and the Coronavirus outbreak, coinciding with the seasonally low first quarter.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. The extent to which the Coronavirus will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. The Company's business could be materially and adversely affected by the risks, or the public perception of the risks and travel restrictions related to Coronavirus. We are unable to reasonably predict the estimated length or severity of the Coronavirus pandemic on future operating results.  As of March 31, 2020, approximately 32% of our ship capacity days for the remainder of 2020 are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

E.	Off-balance Sheet Arrangements
As of December 31, 2019, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commitments
Contractual obligations are set forth in the following table as of December 31, 2019:

In U.S. dollars (US$)	Total	Less Than	One to Three Years	Three to	More Than
		One Year		Five Years	Five Years
Bank debt	56,891,000	6,924,000	19,048,000	21,559,000	9,360,000
Interest Payments (1)	8,260,109	2,601,456	3,853,543	1,367,378	437,732
Vessel Management fees (2)	6,859,550	1,960,196	4,038,788	860,566	-
Other Management fees (3)	4,374,275	1,250,000	2,575,500	548,775	-
Total	76,384,934	12,735,652	29,515,831	24,335,719	9,797,732
(1) Assuming the amortization of the loans as of December 31, 2019 described above, each loan's interest rate margin over LIBOR and average LIBOR rates of about 1.61%, 1.21%, 1.21%, 1.41% and 1.81% per annum for the five years, respectively, based on the LIBOR yield curve as of December 31, 2019. Also includes our obligation to make payments required as of December 31, 2019 under our interest rate swap agreements based on the same LIBOR forward rate assumptions.
(2) Refers to our obligation for management fees we expect to incur under our Master Management agreements and management agreements with the shipowning companies in effect as of December 31, 2019 and expiring on May 30, 2023.  These agreements were renewed for five years effective May 30, 2018. The management fees have been computed for 2020 based on the agreed rate of 685 Euros per day per vessel (approximately $785). For the years after 2020 we have assumed an annual increase in the rate of 2.0% for inflation. We assumed a rate of 1.12 in the US Dollar to Euro exchange rate. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no long bear obligations and a fleet of seven vessels in 2020 and the subsequent years.
(3) Refers to our obligation for management fees of $1.25 million per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company.  This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2021 on, we have assumed an inflation rate of 2.0% per year. The agreement expires on May 30, 2023.
G.	Safe Harbor

See "Forward-Looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	60	Chairman, President and CEO; Class C Director
Dr. Anastasios Aslidis	59	CFO and Treasurer; Class C Director
Aristides P. Pittas	68	Vice Chairman; Class C Director
Stephania Karmiri	52	Secretary
Panagiotis Kyriakopoulos	59	Class A Director
George Taniskidis	59	Class B Director
Apostolos Tamvakakis	62	Class B Director
Christian Donohue	52	Series B Director

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
Aristides P. Pittas has been a member of EuroDry's Board of Directors and Vice Chairman of the Board of EuroDry since its inception on January 8, 2018. He is also member of the Board of Directors of Euroseas since its inception on May 5, 2005 and its Vice Chairman since September 1, 2005. Mr. Pittas has been a shareholder in over 100 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.
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
Christian Donohue has been a member of the Board of Directors of EuroDry since May 30, 2018. He has also been a member of the Board of Directors of Euroseas since December 7, 2017. Mr. Donohue was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. Mr. Donohue is a Managing Director at BlackRock and he held the same position at Tennenbaum Capital Partners, before Tennenbaum Capital Partners was acquired by BlackRock in 2018.

Family Relationships
Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.
B.	Compensation
Executive Compensation
We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for inflation in the Eurozone to account for the increased management cost associated with us being a public company and other services to our subsidiaries. During 2019, under this Master Management Agreement, as amended, we paid Eurobulk $1,250,000 for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor. As of January 1, 2020, this fee remained the same at $1,250,000.
Director Compensation
Our directors who are also our officers or have executive positions or beneficially own greater than 10% of the outstanding common shares receive no compensation for serving on our Board of Directors or its committees.
Directors who are not our officers, do not have any executive position or do not beneficially own greater than 10% of the outstanding common shares receive the following compensation: an annual retainer of $7,500, plus $1,875 for attending a quarterly meeting of the Board of Directors, plus an additional retainer of $3,750 if serving as Chairman of the Audit Committee. They also participate in the Company's Equity Incentive Plan.
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
On November 21, 2018, the Board of Directors awarded 25,090 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2019, and the remainder will vest on November 16, 2020.
On November 4, 2019, the Board of Directors awarded 24,710 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which will vest on July 1, 2020 and the remainder will vest on July 1, 2021. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.
C. Board Practices
The current term of our Class A directors expires in 2020, the term of our Class B directors expires in 2021 and the term of our Class C directors expires in 2022.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our Board of Directors does not have separate compensation or nomination committees, and instead, the entire Board of Directors performs those responsibilities.
Audit Committee
We currently have an Audit Committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The members of the Audit Committee are Mr. Panagiotis Kyriakopoulos (Chairman and "audit committee financial expert" as such term is defined under SEC regulations), Mr. Apostolos Tamvakakis and Mr. George Taniskidis.
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

•
In lieu of a compensation committee comprised of independent directors, our Board of Directors will be responsible for establishing the executive officers’ compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

•
In lieu of a nomination committee comprised of independent directors, our Board of Directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bylaws.

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
D. Employees
We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2019, approximately 62 officers and 98 crew members served on board the vessels in our fleet.
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
Options
No options were granted during the fiscal year ended December 31, 2019. There are currently no options outstanding to acquire any of our shares.
Warrants
We do not currently have any outstanding warrants.
Item 7.	Major Shareholders and Related Party Transactions
A.	Major Stockholders
The following table sets forth certain information regarding the beneficial ownership of our voting stock as of March 31, 2020 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting of Common Stock (13)	Number of Shares of Voting Series B Preferred Stock Beneficially Owned (14)	Percent of Voting of Series B Preferred Shares (14)	Number of Shares of Voting Common Stock Beneficially Owned Upon Conversion; 50% Voting Before Conversion	Percent of Total Voting Securities
Dry Friends Investment Company Inc(2)	905,562	39.3%	-	-		32.4%
Tennenbaum Opportunities Fund VI, LLC (3, 4)	58,320	2.5%	11,731	76.2%	370,765	15.4%
Tennenbaum Opportunities Partners V, LLC (3, 4)	121,680	5.3%	-	-	-	4.2%
Family United Navigation Co	322,219	14.0%	-	-	-	11.5%
Preferred Dry Friends Investment Company Inc(4)	-	-	3,655	23.8%	115,518	4.1%
Aristides J Pittas(5)	25,214	1.1%	-	-	-	*
George Taniskidis(6)	1,621	*	-	-	-	*
Panagiotis Kyriakopoulos(7)	10,472	*	-	-	-	*
Aristides P Pittas(8)	5,653	*	-	-	-	*
Anastasios Aslidis(9)	21,422	*	-	-	-	*
Apostolos Tamvakakis(10)	2,083	*	-	-	-	*
Christian Donohue	-	*	-	-	-	*
Stephania Karmiri(11)	-	*	-	-	-	*
Symeon Pariaros(12)	11,013	*	-	-	-	*
All directors and officers and 5% owners as a group	1,481,040	64.3%	15,386	100%	486,283	70.5%
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

(2)
Represents 905,562 shares of common stock held of record by Dry Friends. A majority of the shareholders of Dry Friends are members of the Pittas family. Investment power and voting control by Dry Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Dry Friends may be taken by a majority of the members on its Board of Directors.

(3)
Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC, which are the registered holders of the Common Shares and Series B Preferred Shares of EuroDry Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. Tennenbaum Capital Partners, LLC is indirectly controlled by BlackRock, Inc., which may be deemed to have beneficial ownership of shares beneficially owned by Tennenbaum Capital Partners, LLC. The address of Tennenbaum Opportunities Partners V, LP, Tennenbaum Opportunities Fund V, LLC and Tennenbaum Capital Partners, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC currently hold (a) 180,000 shares of common stock and (b) Series B Preferred Shares that are convertible into 370,675 shares of common stock.

(4)
Common shares are issuable upon conversion of Series B Preferred Shares (or any convertible notes into which the Series B Preferred Shares may convert) owned by this shareholder (based on the current conversion ratio).

(5)
Does not include 85,640 shares of common stock held of record by Dry Friends, by virtue of ownership interest in Dry Friends by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,041 Series B Preferred Shares held of record by Preferred Dry Friends Investment Company Inc., by virtue of ownership interest in Preferred Dry Friends Investment Company Inc. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,800 shares vesting on July 1, 2020, 2,785 shares of common stock vesting on November 16, 2019 and 2,800 shares vesting on July 1, 2021.

(6)
Does not include 4,157 shares held of record by Dry Friends, by virtue of Mr. Taniskidis' ownership in Dry Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 96 Series

B Preferred Shares held of record by Preferred Dry Friends Investment Company Inc., by virtue of ownership interest in Preferred Dry Friends Investment Company Inc. by Mr. Taniskidis and members of his family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 300 shares vesting on July 1, 2020, 297 shares of common stock vesting on November 16, 2020 and 300 shares vesting on July 1, 2021.

(7)	Includes 300 shares vesting on July 1, 2020, 297 shares of common stock vesting on November 16, 2020 and 300 shares vesting on July 1, 2021.
(8)
Does not include 197,293 shares of common stock held of record by Dry Friends and Family United Navigation Co., by virtue of ownership interest in Dry Friends and Family United Navigation Co. of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 24 shares of Series B Preferred stock held of record by Preferred Dry Friends Investment Company Inc., by virtue of ownership interest in Preferred Dry Friends Investment Company Inc.by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 770 shares vesting on July 1, 2020, 760 shares of common stock vesting on November 16, 2020 and 770 shares vesting on July 1, 2021.

(9)	Includes 1,900 shares vesting on July 1, 2020, 1,890 shares of common stock vesting on November 16, 2020 and 1,900 shares vesting on July 1, 2021.
(10)	Includes 300 shares vesting on July 1, 2020, 297 shares of common stock vesting on November 16, 2020 and 300 shares vesting on July 1, 2021.
(11)
Does not include 114 shares of common stock held of records by Dry Friends, by virtue of Mrs. Karmiri's ownership in Dry Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(12)	Includes 300 shares vesting on July 1, 2020, 297 shares of common stock vesting on November 16, 2020 and 300 shares vesting on July 1, 2021.
(13)	Voting stock includes 37,255 unvested shares for a total of 2,304,630 issued and outstanding shares of the Company as of April 22, 2019.
(14)	As of March 31, 2020, Series B Preferred Shares vote on an as-converted basis weighted by 50%.

B.	Related Party Transactions

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
EuroDry signed new Master Management Agreements ("MMAs") with the Managers which took effect after the completion of the Spin-off. Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual executive compensation and a daily management fee per vessel managed. The amount of such executive compensation allocated to the Company prior to the Spin-off was based on the proportion of the number of calendar days that related to EuroDry's vessels to the number of days of the entire fleet of Euroseas. For the Company post Spin-off the annual compensation for such services was set at $1,250,000. This amount was $693,524, $731,456 and $1,250,000 for 2017, 2018 and 2019, respectively. Our Master Management Agreement is substantially similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas.  The Master Management Agreement is terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party.   The fee under the management agreements between Eurobulk FE and the ship-owning companies follow substantially the same terms of the similar agreements with Eurobulk.
The Eurodry Master Management Agreement ("MMA") with the Managers provides for an annual adjustment of the daily vessel management fee due to inflation to take effect on January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee. This MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship-owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Managers, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

The MMA was amended and restated on January 1, 2012 to reflect a 5% discount on the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 ("volume discount"); it was renewed on January 1, 2014 for a new five-year term until January 1, 2019. Starting January 1, 2013, the daily vessel management fee was adjusted to 720 Euros per day per vessel in operation and 360 Euros per day per vessel in lay-up before the 5% discount. The fee remained unchanged for the subsequent years starting January 1, 2014, 2015, 2016, 2017. The MMA was further renewed on January 1, 2018 for an additional five-year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euros 685 for the year 2019 and will be adjusted annually for inflation in the Eurozone. Vessel management fees paid to the Managers amounted to $1,409,716, $1,701,340 and $1,964,536 in 2017, 2018 and 2019, respectively. The fee remained unchanged for 2020.

The management of the M/V "Xenia", M/V "Alexandros P.", M/V "Tasos" and M/V "Ekaterini" is performed by Eurobulk FE, which provides technical, commercial and accounting services. The remaining fleet (M/V "Pantelis, M/V "Eirini P." and M/V "Starlight") is managed by Eurobulk.
We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2019, Eurochart received $359,868 for chartering services calculated as 1.25% of chartering revenues. During 2018, Eurochart received chartering commissions of $324,178 and commissions of $101,100 for acquisition of M/V "Starlight" from the sellers of the vessel. During 2017, Eurochart received chartering commissions of $253,503 and commissions of $134,000 from the sellers of the vessel for the vessels acquired. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire.
Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on premium not exceeding 5%, respectively.
Aristides J. Pittas is currently the Chairman of each of Eurochart and Eurobulk, all of which are our affiliates.
We have entered into a registration rights agreement with Friends, which registration rights transferred to Dry Friends, our largest shareholder, pursuant to which we granted Dry Friends the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Dry Friends. Under the registration rights agreement, Dry Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Dry Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.
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
The Series B Preferred Shares paid dividends (in-kind until January 29, 2019 at a rate of 5%). From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 18, 2019, the Board of Directors agreed to redeem approximately $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 9.25% per annum until January 29, 2021, after which it will increase to 14% per annum, payable in cash. From January 29, 2019 to June 19, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Company declared $0.57 million in dividends on its preferred shares during 2018, which were paid in-kind and $1.75 million in dividends on its preferred shares during 2019, of which $0.08 million were paid in-kind, $1.31 million were paid in cash, and another 0.36 million were accrued as of December 31, 2019 and were paid in the first quarter of 2020. In addition, $0.19 million of preferred deemed dividends were recorded as a result of the redemption of $4.3 million of the Series B Preferred Shares, representing the difference between (1) the fair value of the consideration transferred to the holders of the EuroDry Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs).

B.	Significant Changes
No significant events occurred after December 31, 2019.

Item 9.	The Offer and Listing
A.	Offer and Listing Details
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

Common Stock

As of March 31, 2020, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share, of which there are 2,304,630 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of March 31, 2020, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are 15,387 shares issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. Additional Series B Convertible Preferred Shares were issued when dividends to preferred shares were paid in-kind (see below).
The Series B Preferred Shares paid dividends in-kind, quarterly in arrears until January 29, 2019 at a rate of 5% per annum, depending on the trading price of the Company's common stock. The first payment of dividend was made in-kind on June 30, 2018 at a dividend rate of 5%, followed by another two quarterly dividends in-kind at the same dividend rate. The Series B Preferred Shares dividend rate was set to increase to 12% per annum from January 29, 2019 to January 29, 2021 and to 14% per annum thereafter, and the related dividends are payable in cash On June 18, 2019, the Board of Directors agreed to redeem $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate for the remaining outstanding shares. After the agreed redemption, there were $15.4 million face value of Series B Preferred Shares outstanding. In parallel with the redemption, the holders of the remaining Series B Preferred Shares agreed to reduce the annual dividend to 9.25% until January 29, 2021, thereafter increasing it to 14% per annum, payable in cash. From January 29, 2019 to June 18, 2019, the dividend rate was 12% per annum. The terms of the Series B Preferred Shares after the agreed-upon redemption and simultaneous reduction of dividend rate, remain the same. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis.
The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met, including the Company's common stock trading that a volume-weighted average price of $25.00 (subject to adjustment), the Company having sold its common stock in a public offering at a per share price of at least $25.00 (subject to adjustment) resulting in gross proceeds of at least $20 million and an effective registration statement for the common stock into which the Series B Preferred Shares would convert being effective. Each Series B Preferred Share is convertible into common stock at an initial conversion price of $10.91 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.
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
Classified Board of Directors
Our amended and restated articles of incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Election and Removal of Directors
Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws, as amended, require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws, as amended, also provide that our directors may be removed only for cause and by either action of the Board of Directors or the holders of 51% of the issued and outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
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
Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our bylaws, as amended, provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws, as amended, also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Certain Business Combinations
Our amended and restated articles of incorporation also prohibit us, subject to several exclusions, from engaging in any "business combination" with any interested shareholder for a period of three years following the date the shareholder became an interested shareholder.
Shareholders' Rights Plan
We adopted a shareholders' rights plan on May 5, 2018. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 30, 2028 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. A copy of the plan is filed as Exhibit 2.5 to this Annual Report on Form 20-F.
C.	Material Contracts
We have a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this annual report entitled "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing", and Note 9 of our attached financial statements.
We are a party to a registration rights agreement with Friends, which was transferred to Dry Friends. For a discussion of these agreements, please see the section of this annual report entitled "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Furthermore, we are a party to a registration rights agreement with TCP and a registration obligation agreement with two funds managed by TCP. For a discussion of these agreements, please see the section of this annual report entitled "Item 3—Key Information—D. Risk Factors—Company Risk Factors—Future sales of our stock could cause the market price of our common stock to decline."
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
The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." We intend to take the position that our common stock, which is listed on the Nasdaq Capital Market constituted more than 50% of our outstanding shares by value and total combined voting power for the 2019 taxable year. Accordingly, we intend to take the position that we satisfied the listing threshold for the 2019 taxable year.  However, it is possible that our common stock may come to constitute 50% or less of our outstanding shares by value in a future taxable year in which case we may not be able to satisfy the listing threshold or the Publicly Traded Test.
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
We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2019 taxable year because the nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2019 United States federal income tax returns.

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
This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, persons required to recognize income for United States federal income tax purposes no later than when such income is reported on an "applicable financial statement" and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock. This discussion does not address the tax consequences of owning our preferred stock.
If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
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
Passive Foreign Investment Company Status and Significant Tax Consequences
Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a U.S. Holder's holding period in our common stock, then such U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.  In addition, if we were to be treated as a PFIC, a U.S. Holder of our common stock would be required to file annual information returns with the IRS.
In addition, if a U.S. Holder owns our common stock and we are a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.
U.S. Holders Making a Timely QEF Election
A U.S. Holder who makes a timely QEF election with respect to our common stock, or an Electing Holder, would report for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder.  Our net operating losses or net capital losses would not pass through to the Electing Holder and will not offset our ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock).  Distributions received from us by an Electing Holder are excluded from the Electing Holder's gross income to the extent of the Electing Holder's prior inclusions of our ordinary earnings and net capital gain. The Electing Holder's tax basis in his common stock would be increased by any amount included in the Electing Holder's income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder's tax basis in the common stock.  An Electing Holder would generally recognize capital gain or loss on the sale or exchange of common stock.
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
We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. Effective on August 8, 2017, Euroseas Ltd. (our parent company before the Spin-off) entered into an interest rate swap with HSBC Bank Plc. ("HSBC") for a notional amount of $5.0 million, in order to manage interest costs and the risk associated with changing interest rates of the loans associated with M/V "Eirini P.", M/V "Tasos" and M/V "Pantelis" which was allocated to the Company. Under the terms of the swap, HSBC Bank Plc. makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays an adjustable rate averaging 1.93% (more specifically, the Company paid the fixed rate of 1.40% until August 8, 2018 then 1.75% until August 8, 2019, then pays 1.85% until August 8, 2020 and then 2.32% until August 8, 2022) based on the notional amount. The swap is effective from August 8, 2017 to August 8, 2022. As of May 30, 2018, the swap agreement was novated to EuroDry.
On July 24, 2018, EuroDry Ltd. entered into an interest rate swap with HSBC for a notional amount of $5.0 million. Under this contract, HSBC makes a quarterly payment to EuroDry equal to the 3-month LIBOR while EuroDry pays a fixed rate of 2.93% based on the notional amount. The swap is effective from July 24, 2018 to July 24, 2023. As at December 31, 2019, our average debt coverage for 2020 was approximately 19% and for the two-year period of 2021 and 2022 was approximately 22%.
As at December 31, 2019, we had $56.9 million of floating rate debt outstanding with margins over LIBOR ranging from 2.70% to 3.25%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and decreased our cash flows in the twelve-month period ended December 31, 2019 by approximately $602,300 assuming the same debt profile throughout the year.
The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2019 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2020	532,748	(100,000)
2021	456,383	(100,000)
2022	332,768	(82,055)
2023	161,131	(27,945)
2024 and thereafter	176,675	-

Inflation Risk
The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Exchange Rate Risk
The international drybulk shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 20% of our vessel operating expenses (excluding depreciation and other operating income) in 2019 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 6% in 2019) are mainly in Euros and some other currencies. On December 31, 2019, approximately 37% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2019 was marginal. Net foreign exchange gain for the year ended December 31, 2018 was $0.01 million, and for the year ended December 31, 2017 we had a net foreign exchange loss of $0.01 million.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2019, would have increased our operating expenses by approximately $0.25 million and the fair value of our outstanding trade accounts payable by approximately $0.04 million.

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
(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2019. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2019, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b)       Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified in Exchange Act Rule 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its consolidated financial statements.

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019 using the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013, published in its report entitled 2013 Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2019.

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
Our Board of Directors has determined that all the members of our Audit Committee qualify as financial experts and they are all considered to be independent according to Nasdaq and SEC rules.  Mr. Panagiotis Kyriakopoulos serves as the Chairman of our Audit Committee and as the Audit Committee's financial expert with Mr. Apostolos Tamvakakis and Mr. George Taniskidis as members.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website, www.eurodry.gr, under "Corporate Governance".

Item 16C.	Principal Accountant Fees and Services
Our principal auditors, Deloitte Certified Public Accountants, S.A. have charged us for audit, audit-related and non-audit services as follows:
	2018 (dollars in thousands)	2019 (dollars in thousands)
Audit Fees	$193	$155
Audit related fees	_	_
Tax fees	_	_
All other fees / expenses	_	_
Total	$193	$155

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
The financial statements set forth on pages F-1 through F-45, together with the report of independent registered public accounting firm, are filed as part of this annual report.

Item 19.	Exhibits
1.1	Amended and Restated Articles of Incorporation of EuroDry Ltd. (1)
1.2	Amended and Restated Bylaws of EuroDry Ltd. (2)
2.1	Specimen Common Stock Certificate (2)
2.2	Specimen Series B Preferred Share Certificate (2)
Form of Contribution Agreement between EuroDry Ltd. and Euroseas Ltd. (2)
2.3	Form of Registration Rights Agreement by and among EuroDry Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (2)
2.4	Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of EuroDry Ltd. (3)
2.5	Shareholders Rights Agreement between EuroDry Ltd. and American Stock Transfer and Trust Company, LLC (3)
4.1	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Ltd. (2)
4.2	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Far East (2)
4.3	EuroDry 2018 Equity Incentive Plan (2)
4.4	Form of Standard Ship Management Agreement (2)
4.5	Form of Current Time Charter (2)
4.6	Financial Agreement between Ultra Two Shipping Ltd, as borrower, and HSBC Bank Plc, as lender, relating to a term loan facility of up to US$19,950,000 dated January 12, 2015 (2)
4.7	Loan Agreement between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 dated February 17, 2016 (2)
4.8	Form of Supplemental Agreement Letter between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 (2)
4.9	Form of Second Supplemental Agreement between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 (2)
4.10
Form of Guarantee between EuroDry Ltd., as guarantor, and Nord LB, as security trustee, relating to Loan Agreement between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 (2)

4.11	Loan Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000, dated June 25, 2014 (2)
4.12	Form of First Supplemental Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000 (2)
4.13	Form of Second Supplemental Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000 (2)
4.14	Form of Third Supplemental Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000 (2)
4.15	Form of Fourth Supplemental Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000 (2)
4.16
Form of Guarantee between EuroDry Ltd., as guarantor, and HSBC Bank plc, relating to Loan Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for a term loan facility of up to US$16,500,000 (2)

4.17	Loan Agreement between Ultra One Shipping Ltd., as borrower, and Eurobank Ergasias S.A., as arranger, account bank, agent and security trustee, relating to a term loan of up to US$15,000,000 (4)
4.18	Guarantee between EuroDry Ltd., as guarantor, and Eurobank Ergasias S.A., the Security Trustee, for up

to $15,000,000, dated October 1, 2018
4.19
Loan Agreement between Pantelis Shipping Corp., Areti Shipping Ltd. and Light Shipping Ltd., as joint and several borrowers, and National Bank of Greece S.A., as lender, relating to a loan facility of up to US$15,000,000 (4)

4.20	Guarantee between EuroDry Ltd., as guarantor, and National Bank of Greece S.A., as lender, for up to $15,000,000, dated November 27, 2018
4.21	First Preferred Mortgage by Kamsarmax Two Shipping Ltd, as owner, in favour of HSBC Bank plc, as mortgagee, relating to Ekaterini, dated May 7, 2018
4.22	Term Loan Facility Agreement between Kamsarmax Two Shipping Ltd, as borrower, and HSBC Bank plc, as original lender, for up to $18,400,000, dated April 26, 2018
4.23	Secured Loan Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for up to $4,500,000, dated May 20, 2019
4.24
Guarantee between EuroDry Ltd., as guarantor, and HSBC Bank plc, as lender, relating to Secured Loan Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for up to $4,500,000, dated May 20, 2019

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

(1) Filed as an Exhibit to the Company's Form 6-K (File No. 001-38502) on May 29, 2018.
(2) Filed as an Exhibit to the Company's Registration Statement (File No. 333-224732) on May 8, 2018.
(3) Filed as an Exhibit to the Company's Form 6-K (File No. 001-38502) on May 31, 2018.
(4)  Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-38502) on April 30, 2019.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to its annual report on its behalf.
EURODRY LTD. (Registrant)

By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 16, 2020

EuroDry Ltd. and Subsidiaries
Consolidated financial statements

Index to consolidated financial statements

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of EuroDry Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of EuroDry Ltd. and subsidiaries (the “Company” ) as of December 31, 2019 and 2018, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
April 16, 2020

We have served as the Company's auditor since 2018.

EuroDry Ltd. and Subsidiaries
Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2018	December 31, 2019
Assets
Current assets
Cash and cash equivalents		4,375,972	5,396,406
Restricted cash	7	828,955	1,083,036
Trade accounts receivable, net		2,236,210	1,843,008
Other receivables		341,952	459,785
Prepaid expenses		147,789	286,711
Due from related companies	6	5,967,444	-
Inventories	3	566,947	508,711
Total current assets		14,465,269	9,577,657

Long-term assets
Vessels, net	4	110,637,462	105,461,265
Restricted cash	7	2,550,000	2,650,000
Derivatives	13	55,030	-
Total assets		127,707,761	117,688,922

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	7	6,930,655	6,806,294
Trade accounts payable		690,653	1,046,561
Accrued expenses	5	1,166,209	964,423
Accrued preferred dividends	14	-	358,726
Deferred revenues		196,231	445,824
Due to related companies	6	-	1,547,210
Total current liabilities		8,983,748	11,169,038

(Consolidated balance sheets continue on the next page)

EuroDry Ltd. and Subsidiaries
Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2018	December 31, 2019

Long-term liabilities
Long-term bank loans, net of current portion	7	56,428,100	49,688,840
Derivatives	13	-	304,174
Total long-term liabilities		56,428,100	49,993,014
Total liabilities		65,411,848	61,162,052
Commitments and contingencies	9
Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 19,608 and 15,387 issued and outstanding, respectively)	14	18,757,358	14,721,665
Shareholders’ equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,279,920 and 2,304,630 issued and outstanding, respectively)		22,799	23,046
Additional paid-in capital		52,618,022	52,802,574
Accumulated deficit		(9,102,266)	(11,020,415)
Total shareholders’ equity		43,538,555	41,805,205
Total liabilities, mezzanine equity and shareholders’ equity		127,707,761	117,688,922

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2017, 2018 and 2019
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2017	2018	2019
Revenues
Time charter revenue		16,985,607	25,934,204	28,789,458
Voyage charter revenue		3,294,608	-	-
Commissions (including $253,503, $324,178 and $359,868, respectively, to related party)	6	(1,122,196)	(1,411,333)	(1,547,996)
Net revenue		19,158,019	24,522,871	27,241,462
Operating expenses
Voyage expenses	12	2,396,318	410,676	1,117,022
Vessel operating expenses (including $102,131, $115,026 and $148,329, respectively, to related party)	6, 12	6,892,388	9,183,152	10,776,338
Dry-docking expenses		127,509	1,465,079	1,664,915
Vessel depreciation	4	4,786,272	5,422,155	6,458,251
Related party management fees	6	1,409,716	1,701,340	1,964,536
General and administrative expenses (including $693,524, $731,456 and $1,250,000, respectively, to related party)	6, 10	917,160	2,346,502	2,252,666
Total operating expenses		16,529,363	20,528,904	24,233,728
Operating income		2,628,656	3,993,967	3,007,734
Other income / (expenses)
Interest and other financing costs	7	(1,817,574)	(2,913,141)	(3,513,105)
Gain on derivatives, net	13	49,167	13,786	496,820
Interest income		-	14,083	22,216
Foreign exchange (loss) / gain		(10,548)	11,040	2,832
Other expenses, net		(1,778,955)	(2,874,232)	(2,991,237)
Net income		849,701	1,119,735	16,497
Dividends to Series B preferred shares	14	-	(565,229)	(1,748,981)
Preferred deemed dividend		-	-	(185,665)
Net income / (loss) attributable to common shareholders		849,701	554,506	(1,918,149)
Earnings / (loss) per share attributable to common shareholders - basic and diluted	11	0.38	0.25	(0.85)
Weighted average number of shares outstanding during the year, basic and diluted	11	2,213,505	2,232,821	2,251,439

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Consolidated statements of shareholders’ equity
Years ended December 31, 2017, 2018 and 2019
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Former Parent Company investment	Total
Balance January 1, 2017				(10,506,473)	41,603,370	31,096,897
Net increase in former Parent Company investment	-	-	-	-	915,525	915,525
Net income	-	-	-	849,701	-	849,701
Balance December 31, 2017	-	-	-	(9,656,772)	42,518,895	32,862,123
Net increase in former Parent Company investment	-	-	-	-	9,984,409	9,984,409
Capitalization at spin-off, including issuance of common stock	2,254,830	22,548	52,480,756	-	(52,503,304)	-
Net income	-	-	-	1,119,735	-	1,119,735
Dividends to Series B preferred shares				(565,229)		(565,229)
Issuance of restricted shares for stock incentive award and share-based compensation	25,090	251	137,266	-	-	137,517
Balance December 31, 2018	2,279,920	22,799	52,618,022	(9,102,266)	-	43,538,555
Net income	-	-	-	16,497	-	16,497
Dividends to Series B preferred shares				(1,748,981)		(1,748,981)
Preferred deemed dividend	-	-	-	(185,665)	-	(185,665)
Issuance of restricted shares for stock incentive award and share-based compensation	24,710	247	184,552	-	-	184,799
Balance December 31, 2019	2,304,630	23,046	52,802,574	(11,020,415)	-	41,805,205

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

	2017	2018	2019
Cash flows from operating activities:
Net income	849,701	1,119,735	16,497
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	4,786,272	5,422,155	6,458,251
Amortization and write off of deferred charges	209,231	396,925	152,879
Share-based compensation	-	137,517	184,799
Provision for doubtful debts	-	167,019	-
Change in the fair value of derivatives	(51,453)	(3,577)	359,204
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	44,436	(1,809,442)	393,202
Prepaid expenses	(29,368)	(75,269)	(138,922)
Other receivables	(527,943)	302,110	(117,833)
Inventories	(184,071)	(114,756)	58,236
Due from related companies	(3,045,377)	(1,968,521)	-
Increase / (decrease) in:
Trade accounts payable	37,630	360,599	185,151
Accrued expenses	612,037	129,182	(201,787)
Deferred revenues	209,192	(93,507)	249,593
Due to related companies	-	-	7,514,654
Net cash provided by operating activities	2,910,287	3,970,170	15,113,924
Cash flows from investing activities:
Cash paid for vessels under construction, capitalized expenses and vessel acquisition	(9,635,504)	(29,045,685)	(1,111,297)
Net cash used in investing activities	(9,635,504)	(29,045,685)	(1,111,297)

(Consolidated statements of cash flows continues on the next page)

EuroDry Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

(Continued)
	2017	2018	2019
Cash flows from financing activities:
Net increase in former Parent Company investment	915,525	3,298,356	-
Redemption of preferred shares	-	-	(4,300,000)
Preferred dividends paid	-	-	(1,311,612)
Loan arrangement fees paid	(42,125)	(432,200)	(22,500)
Proceeds from long-term bank loans	10,862,500	48,400,000	4,500,000
Repayment of long-term bank loans	(1,813,229)	(23,337,271)	(11,494,000)
Due to former Parent Company	(639,312)	-	-
Net cash provided by / (used in) financing activities	9,283,359	27,928,885	(12,628,112)

Net increase in cash, cash equivalents and restricted cash	2,558,142	2,853,370	1,374,515
Cash, cash equivalents and restricted cash at beginning of year	2,343,415	4,901,557	7,754,927
Cash, cash equivalents and restricted cash at end of year	4,901,557	7,754,927	9,129,442
Cash Breakdown
Cash and cash equivalents	1,257,058	4,375,972	5,396,406
Restricted cash, current	894,499	828,955	1,083,036
Restricted cash, long term	2,750,000	2,550,000	2,650,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,901,557	7,754,927	9,129,442
Supplemental cash flow information Cash paid for interest, net of capitalized expenses	1,462,852	2,220,713	3,468,478
Financing and investing activities fees:
Payment-in-kind dividends	-	565,229	78,642
Capital expenditures included in liabilities	64,476	47,562	218,319
Accrued preferred dividends	-	-	358,726
Preferred shares distributed to EuroDry	-	18,192,129	-
Prior year contributions from the former Parent Company recognized in paid-in capital	-	5,490,106	-
Due from former Parent Company amount allocated to Due from related companies balance	-	903,283	-

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

1.          Basis of Presentation and General Information

EuroDry Ltd. (the “Company” or “EuroDry”) was formed by Euroseas Ltd. (“Euroseas” or “former Parent Company”) on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the "Subsidiaries") contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas' drybulk vessels held for use as of December 31, 2017 (the "Spin-off"). On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas, distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company’s Series B Preferred Stock (the “EuroDry Series B Preferred Shares”) to holders of Euroseas’ Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. For periods up to May 30, 2018, the accompanying financial statements reflect the financial position and results of the carve-out operations of the Subsidiaries that were contributed to the Company.

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk" or “Manager”) and Eurobulk (Far East) Ltd. Inc. (“Eurobulk FE”), collectively the “Managers”, corporations controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 6).

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc. which, in turn, owns 39.3% of the Company’s shares as of December 31, 2019. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

The Company is engaged in the ocean transportation of dry bulk through ownership and operation of dry bulk ship-owning companies. Details of the Company’s wholly owned subsidiaries are set out below:

•
Pantelis Shipping Corp., incorporated in the Republic of Liberia on December 4, 2009, owner of the Liberian flag 74,020 DWT bulk carrier M/V "Pantelis" which was built in 2000 and acquired on July 23, 2009.

•
Eirini Shipping Ltd., incorporated in the Republic of Liberia on February 2, 2014, owner of the Liberian flag 76,466 DWT bulk carrier M/V “Eirini P” which was built in 2004 and acquired on May 26, 2014.

•
Ultra One Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, owner of Liberian flag 63,500 DWT bulk carrier M/V "Alexandros P." (ex- Hull DY 160). M/V "Alexandros P", which is a new build, was delivered on January 16, 2017.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

1.          Basis of Presentation and General Information - Continued

•
Ultra Two Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, entered on November 29, 2013, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., for the construction of a 63,500 DWT bulk carrier (Hull No. DY161). The shipbuilding contract was cancelled on September 2, 2016 due to excessive construction delays. Ultra Two Shipping Ltd. has no assets and operations as of December 31, 2017, 2018 and 2019 and it was dissolved effective February 1, 2020.

•
Kamsarmax One Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, owner of the Marshall Islands flag 82,000 DWT bulk carrier M/V "Xenia". M/V "Xenia", which is a new build, was delivered on February 25, 2016.

•
Kamsarmax Two Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, owner of the Marshall Islands flag 82,000 DWT bulk carrier M/V “Ekaterini”. M/V “Ekaterini”, which is a new build, was delivered on May 7, 2018.

•
Areti Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 15, 2016, owner of the Cypriot flag 75,100 DWT bulk carrier M/V “Tasos” which was built in 2000 and acquired on January 9, 2017.

•
Light Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 6, 2018, owner of the Cypriot flag 75,845 DWT bulk carrier M/V “Starlight” which was built in 2004 and acquired on November 30, 2018.

As of December 31, 2019, the Company had a working capital deficit of $1.6 million, and for the year ended December 31, 2019 generated nominal net income, incurred a net loss attributable to common shareholders of $1.9 million and generated net cash from operating activities of $15.1 million. The Company’s cash balance amounted to $5.40 million and cash in restricted retention accounts amounted to $3.73 million as of December 31, 2019. The holders of EuroDry Series B Preferred Shares will receive a cash dividend at an annual dividend rate of 9.25% until January 2021, which will increase to 14% thereafter (Note 14). The Company intends to fund its working capital requirements via cash on hand and cash flows from operations. In the event that these are not sufficient, we may use funds from debt refinancing and equity offerings, sell vessels (where equity will be released) and draw down funds under a commitment from a company controlled by the Pittas family and affiliated with our Chief Executive Officer, if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

1.          Basis of Presentation and General Information – Continued

The following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2017	2018	2019
A/S Klaveness Chartering	26%	32%	35%
Quadra Commodities S.A.	-	-	16%
Guardian Navigation GMax LLC pool	-	-	15%
Amaggi Europe B.V.	17%	11%	-
Dampskibsselskabet Norden A/S	18%	-	-
China National Chartering (Hong Kong) Co., Limited	13%	-	-

Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.          Significant Accounting Policies - Continued

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
The Company recorded a provision for doubtful accounts of $167,019 for the year ended December 31, 2018. The Company did not record any material provisions for doubtful accounts for the years ended December 31, 2017 and 2019.
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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.          Significant Accounting Policies - Continued

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

Revenue and expense recognition

Revenues are generated from time charters and voyage charters.  Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally commits to a minimum amount of cargo and the charterer is liable for any short loading of cargo or "dead" freight. A minor part of the Company’s revenues is also generated from pool arrangements, according to which the amount allocated to each pool participant vessel is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool (based on the vessel’s age, design, consumption and other performance characteristics) as well as the time each vessel has spent in the pool. For the vessel that operated under pool arrangement during the years ended December 31, 2018 and 2019 the Company does not consider itself the principal, primarily because of its lack of control over the service to be transferred to the charterer under those charter party agreements and therefore related revenues and expenses are presented net.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.          Significant Accounting Policies - Continued

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, allows a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met: i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. ASC 842 is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. The Company adopted ASC 842 for its reporting period commencing January 1, 2019 and has elected not to recast the comparative periods presented when transitioning to ASC 842.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. As of December 31, 2019, all of the Company’s vessels are employed under time charters with remaining terms ranging from less than one month to 11 months based on the minimum duration of the time charter contracts and do not include any renewal options. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

As discussed above, the transition guidance associated with ASC 842 allows for certain practical expedients to lessors. The Company elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The nature of the lease component and non-lease component that are combined as a result of applying the respective practical expedient are the hire rate for a bareboat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubricants, respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – Continued

Both the lease component and non-lease component are earned by the passage of time. Since lessor accounting remains largely unchanged from previous U.S. GAAP, upon adoption of ASC 842, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from prior policy, with the exception of ballast bonuses which were recognized during the ballast leg while they are now deferred and recognized over time during the charter period. The performance obligations in a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded in “Time charter revenue” in the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019.

Voyage charter agreements are considered service contracts that fall under the provisions of ASC 606, because the Company as the shipowner retains the control over the operation of the vessel such as directing the routes taken or the vessel speed. The Company considered the provisions of ASC 842 and determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms are pre-determined and any change requires the Company’s consent. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge. The majority of revenue from voyage charter agreements is usually collected in advance.

Demurrage income, which is included in “Voyage charter revenue” in the consolidated statements of operations, represents revenue earned from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter agreement and is recognized when earned and collection is reasonably assured. Demurrage income for the years ended December 31, 2017, 2018 and 2019 was not material.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.          Significant Accounting Policies - Continued

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under voyage charter agreements, voyage expenses relate to bunkers, port charges, canal tolls, and agency fees and are all paid by the Company. Costs incurred prior to loading which are directly related to the voyage are deferred by the Company if they meet certain conditions, and are amortized over the duration of the voyage from load port to discharge port. Costs incurred during the voyage are expensed as incurred. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses whilst the vessel is on time charter. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income.

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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Financing costs

Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Offering costs

Deferred offering expenses are charged against paid-in capital when financing is completed or expensed to “General and administrative expenses” in the consolidated statements of operations when the offering is aborted.

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to officers and directors as well as to non-employees and are included in “General and administrative expenses” in the consolidated statements of operations. In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718). ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Following the adoption of this ASU, the shares to employees and directors as well as to non-employees are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. Prior to the adoption of this ASU, the fair value of the awards granted to non-employees was measured at the fair value at each reporting period until the non-vested shares vested and performance was complete.

Impairment of long-lived assets

The Company reviews its long-lived assets “held and used” for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related long-lived assets. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Derivative financial instruments

Derivative instruments are  recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized as either a component in other comprehensive income if specific hedge accounting criteria are met in accordance with guidance relating to  “Derivatives and Hedging”  or in earnings if hedging criteria are not met.

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

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income/(loss) attributable to common shareholders, after the deduction of dividends paid (in cash or in-kind) to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2018 and 2019, are considered contingently returnable until the restrictions lapse and are not included in the basic net income per share calculation until the shares are vested.

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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Recent accounting pronouncements

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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:
	December 31, 2018	December 31, 2019
Lubricants	533,300	487,268
Victualing	33,647	21,443
Total	566,947	508,711

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2018	103,039,369	(21,059,733)	81,979,636
- Delivery of M/V “Ekaterini”	23,869,382	-	23,869,382
- Delivery of M/V “Starlight”	10,210,599	-	10,210,599
- Depreciation for the year	-	(5,422,155)	(5,422,155)
Balance, December 31, 2018	137,119,350	(26,481,888)	110,637,462
- Depreciation for the year	-	(6,458,251)	(6,458,251)
- Vessel improvements	1,282,054	-	1,282,054
Balance, December 31, 2019	138,401,404	(32,940,139)	105,461,265

In December 2016, Kamsarmax Two Shipping Ltd. took an impairment charge on Hull No. YZJ2013-1153 (named M/V “Ekaterini”) as it considered it likely at that time that it would exercise its option to terminate the shipbuilding contract without any additional penalty. The Company recognized an impairment of $3.8 million representing the deposit paid to the shipyard as well as legal and other costs related to the shipbuilding contract. In March 2017, the Company decided not to exercise the option to terminate the contract but to proceed with the construction of M/V Ekaterini at a total cost of $23.9 million. M/V “Ekaterini” was delivered to the Company on May 7, 2018.

On November 5, 2018, Light Shipping Ltd. signed a memorandum of agreement to purchase M/V "Starlight" a 75,845 DWT 2004-built drybulk carrier, for a purchase price plus costs to make the vessel available for use of $10.2 million. M/V "Starlight" was delivered to the Company on November 30, 2018.

During the year 2019, M/V “Starlight” and M/V “Eirini P” installed Water Ballast Treatment systems onboard with a total cost of $1.3 million. These installations were considered as vessel improvements and were therefore capitalized.

The Company performed the undiscounted cash flow test as of December 31, 2018 and 2019 for those operating vessels whose carrying values were above their respective market values, and determined that the net book value of its vessels held for use was recoverable.

All the Company’s vessels have been mortgaged as security for the Company’s loans (refer Note 7).

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the`
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

5.	Accrued Expenses

The accrued expenses consist of:
	December 31, 2018	December 31, 2019

Accrued payroll expenses	74,169	112,381
Accrued interest expense	694,437	586,186
Accrued general and administrative expenses	114,432	68,336
Accrued commissions	15,039	52,175
Other accrued expenses	268,132	145,345
Total	1,166,209	964,423

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions

The Managers (see Note 1) provided technical and commercial vessel management for a fixed daily fee per vessel of Euro 685 for 2017, 2018 and 2019. Vessel management fees paid to the Managers amounted to $1,409,716, $1,701,340 and $1,964,536 in 2017, 2018 and 2019, respectively, and are recorded under "Related party management fees" in the consolidated statements of operations. An additional fixed management fee is paid to Eurobulk relating to executive compensation. The amount of such executive compensation allocated to the Company prior to the Spin-off was based on the proportion of the number of calendar days that related to EuroDry's vessels to the number of days of the entire fleet of Euroseas. After the Spin-off, the annual compensation for such services was set at $1,250,000. This amount was $693,524, $731,456 and $1,250,000 for 2017, 2018 and 2019, respectively, and is recorded in “General and administrative expenses” in the consolidated statements of operations.

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

The MMA was further renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2019 and will be adjusted annually for inflation in the Eurozone. EuroDry signed new MMAs with the Managers which took effect after the completion of the Spin-off. EuroDry's MMAs are substantially on the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. The fee will remain unchanged for 2020.

The vessels M/V “Xenia”, M/V “Alexandros P.”, M/V “Tasos” and M/V “Ekaterini” are managed by Eurobulk FE, which provides technical, commercial and accounting services. The remaining fleet of the Company (M/V “Pantelis, M/V “Eirini P.” and M/V “Starlight”) is managed by Eurobulk.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions - Continued

Amounts due to or from related companies represent net disbursements and collections made on behalf of the ship-owning companies by the Managers during the normal course of operations for which a right of off-set exists.  As of December 31, 2018, the amount due from related companies was $5,967,444. As of December 31, 2019 the amount due to related companies was $1,547,210. Based on the MMA, an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of the quarter to the respective Manager.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A. (“Eurochart”), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes. In November 2018, the Company paid $101,100 to Eurochart for the acquisition of M/V “Starlight”. Commissions to Eurochart for chartering services totaled $253,503, $324,178 and $359,868 in 2017, 2018 and 2019, respectively, recorded in “Commissions” in the consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"); and with a crewing agent Technomar Crew Management Services Corp ("Technomar"). Technomar is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $42,421 and $59,710 in 2017, $48,734 and $66,292 in 2018, and $65,924 and $82,405 in 2019, respectively.  These amounts are recorded in "Vessel operating expenses" in the consolidated statements of operations.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans

These consist of bank loans of the ship-owning companies and are as follows:

Borrower		December 31, 2018	December 31, 2019

Eirini Shipping Ltd. / Areti Shipping Ltd.	(a)	4,820,000	-
Kamsarmax One Shipping Ltd.	(b)	11,465,000	10,531,000
Ultra One Shipping Ltd.	(c)	15,000,000	14,060,000
Kamsarmax Two Shipping Ltd.	(d)	17,600,000	16,000,000
Light Shipping Ltd. / Areti Shipping Ltd. / Pantelis Shipping Corp.	(e)	15,000,000	12,200,000
Eirini Shipping Ltd.	(f)	-	4,100,000
		63,885,000	56,891,000
Less: Current portion		(7,071,444)	(6,924,000)
Long-term portion		56,813,556	49,967,000
Deferred charges, current portion		140,789	117,706
Deferred charges, long-term portion		385,456	278,160
Long-term bank loans, current portion net of deferred charges		6,930,655	6,806,294
Long-term bank loans, long-term portion net of deferred charges		56,428,100	49,688,840

The future annual loan repayments are as follows:

To December 31:
2020	6,924,000
2021	13,374,000
2022	5,674,000
2023	20,619,000
2024	940,000
Thereafter	9,360,000
Total	56,891,000

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2016, 2018 and 2019
(All amounts expressed in U.S. Dollars)

7.          Long-Term Bank Loans - Continued

(a)
This loan is a $15,300,000 loan drawn by Eirini Shipping Ltd. and Eleni Shipping Ltd. jointly, ("Eirini Loan"), on June 25, 2014. The parties agreed in principle on September 30, 2016 to replace one of the underlying collaterals of the Eirini Loan (M/V "Eleni P") with a similar vessel, which in December 2016, was approved to be M/V "Tasos" (owned by Areti Shipping Ltd.). The loan was payable in 20 equal consecutive quarterly installments of $350,000 each, with an $8.3 million balloon payment to be paid together with the final installment in June 2019. The loan bears interest at LIBOR plus a margin of 3.75%. The loan was secured with the following: (i) first priority mortgage over M/V "Eirini P." and M/V "Tasos.", (ii) first assignment of earnings and insurance of M/V "Eirini P." and M/V "Tasos" (iii) a corporate guarantee of EuroDry Ltd.

On September 30, 2016, the Company signed a Supplemental Agreement with HSBC Bank Plc. The outstanding balance of the "Eirini Loan" of $12,850,000 prior to the closing of the Supplemental Agreement was reduced to $11,600,000 via prepayment using the cash collateral of $1,250,000 (which was effected after the signing of the Supplemental Agreement). In addition, seven principal installments of $350,000 each, from June 2016 to December 2017 were deferred. Repayment of the loan resumed in March 2018 and the outstanding balance of $11,600,000 was payable in two quarterly installments of $350,000 each, four of $725,000 each plus a balloon payment of $8,000,000 due in May 2019.  A cash sweep mechanism was put in place until the entire deferred amount is repaid. A cash collateral amount of $600,000 (corresponding to the minimum cash balance requirement) was pledged in the cash collateral account of M/V "Eirini P" / M/V "Tasos". HSBC Bank Plc. agreed to the sale of M/V "Eleni P" and the substitution of such vessel with M/V "Tasos" as collateral for the loan. A prepayment of $0.45 million was also made within 2018, which was deducted from the balloon repayment of the said loan based on the agreement between Euroseas and HSBC Bank Plc. The loan was partly repaid in December 2018 through the refinancing by the National Bank of Greece as explained in note (e) below. The only vessel remaining in the facility was Eirini P whilst there were two quarterly principal payments of $405,000 each, due in 2019, and a balloon amount of $4,010,000 million due on May 26, 2019  to be paid together with the last installment. In May 2019, the Company entered into a loan agreement with HSBC Bank Plc. to refinance the specific loan, as explained in note (f) below.

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

7.          Long-Term Bank Loans - Continued

(b)
On February 17, 2016, the Company signed a term loan facility with Nord LB and, on February 25, 2016, a loan of $13,800,000 was drawn by Kamsarmax One Shipping Ltd. to partly finance the pre-delivery installment of M/V "Xenia". The loan is to be repaid in fourteen consecutive equal semi-annual installments of $467,000 plus a balloon amount of $7,262,000 to be paid together with the last installment in February 2023. The loan bears interest at LIBOR plus a margin of 2.95%. The loan is secured with (i) first priority mortgage over M/V "Xenia", (ii) first assignment of earnings and insurance of M/V "Xenia", (iii) a corporate guarantee of EuroDry Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Security Cover ratio for this facility stands at 130%.

(c)
On October 1, 2018, the Company signed a term loan facility with Eurobank Ergasias S.A. (EFG) of up to $15 million or 60% of the market value of M/V "Alexandros P.", for the purpose of refinancing the outstanding amount of $9.9 million of the loan facility of HSH Nordbank AG (drawn on January 25, 2017 to partly finance the pre-delivery installment of M/V "Alexandros P.") and providing working capital. The facility was drawn on October 5, 2018. The loan is payable in twenty eight consecutive equal quarterly installments of $235,000 each, followed by a balloon payment of $8,420,000 to be  paid together with the last installment in October 2025. The loan bears interest at LIBOR plus a margin of 3.25%. The loan is secured with (i) first priority mortgage over M/V "Alexandros P.", (ii) first assignment of earnings and insurance of M/V "Alexandros P.", (iii) a corporate guarantee of EuroDry Ltd and other covenants and guarantees similar to the remaining loans of the Company. The Security Cover ratio for this facility stands at 120%. The Company paid loan arrangement fees of $135,000 for this loan.

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

7.          Long-Term Bank Loans - Continued

(d)
On April 27, 2018, the Company signed a term loan facility with HSBC Bank Plc. and a loan of $18.4 million was drawn by Kamsarmax Two Shipping Ltd. on April 30, 2018 to finance 70% of the construction cost but no more than 70% of the market value of M/V "Ekaterini", subject to the existence of a time charter at the time of drawdown for a minimum period of 24 months approved by the lender. The loan is payable in twenty consecutive quarterly installments commencing from July 2018, eight in the amount of $400,000 and twelve in the amount of $325,000, with a $11,300,000 balloon payment to be paid together with the last installment in April 2023.  The interest rate margin is 2.80% over LIBOR. The loan is secured with (i) first priority mortgage over M/V "Ekaterini", (ii) first assignment of earnings and insurance of M/V "Ekaterini" and (iii) other covenants and guarantees similar to the remaining loans of the Company. The Security Cover ratio for this facility stands at 130%. The Company paid loan arrangement fees of $147,200 for this loan.

(e)
On November 27, 2018, the Company signed a term loan facility with the National Bank of Greece S.A. (NBG) and a loan of $15,000,000 was drawn by Light Shipping Ltd., Areti Shipping Ltd. and Pantelis Shipping Corp. for the purpose of refinancing the existing loans with HSBC Bank Plc. regarding M/V “Pantelis” and M/V “Tasos” and financing part of the acquisition cost of M/V “Starlight”. The loan is payable in twelve consecutive equal quarterly installments of $700,000, commencing from February 2019, plus a balloon amount of $6,600,000 to be paid together with the last installment in November 2021. The margin of the loan is 3.25% above LIBOR. The loan is secured with (i) first priority mortgages over M/V “Starlight”, M/V “Pantelis ” and M/V “Tasos” (ii) first assignment of earnings and insurance of M/V “Starlight”, M/V “Pantelis ” and M/V “Tasos”, (iii) a corporate guarantee of EuroDry Ltd and other covenants and guarantees similar to the remaining loans of the Company. The Security Cover ratio for this facility stands at 125%. The Company paid loan arrangement fees of $150,000 for this loan.

(f)
On May 22, 2019, the Company signed a term loan facility with HSBC Bank PLC for a loan up to the lesser of 49.9% of the market value of M/V “Eirini P” and $4.5 million to refinance the existing indebtedness of Eirini Shipping Ltd., as explained in note (a) above. On May 24, 2019, a loan of $4.5 million was drawn by Eirini Shipping Ltd. The loan is payable in twelve consecutive quarterly equal installments of $200,000 each, commencing from August 2019, with a $2,100,000 balloon payment to be paid together with the last installment in May 2022. The interest rate margin is 2.70% over LIBOR. The loan is secured with (i) first priority mortgage over M/V “Eirini P”, (ii) first assignment of earnings and insurance of M/V “Eirini P” and (iii) other covenants and guarantees similar to the remaining loans of the Company. The Security Cover ratio for this facility stands at 130%. The Company paid loan arrangement fees of $22,500 for this loan.

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

7.          Long-Term Bank Loans - Continued

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the Security Cover ratio  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 130% as of December 31, 2019), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $3,378,955 and $3,733,036 as of December 31, 2018 and 2019, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2019, all the debt covenants are satisfied.
Interest expense for the years ended December 31, 2017, 2018 and 2019 amounted to $1,608,348, $2,516,216 and $3,360,226, respectively. Capitalized interest for the years ended December 31, 2017 and 2018 amounted to $123,697 and $173,841, respectively. No interest was capitalized for the year ended December 31, 2019.

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

8.          Income Taxes

Under the United States Internal Revenue Code of 1986, as amended (the "Code"), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Under the Code, a corporation will be exempt from U.S. federal income tax if its stock is primarily and regularly traded on an established securities market in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which is referred to as the “Publicly Traded Test”. Under IRS regulations, a Company’s shares will be considered to be regularly traded on an established securities market if (i) one or more classes of its shares representing 50% or more of its outstanding shares, by voting power of all classes of shares of the corporation entitled to vote and of the total value of the shares of the corporation, are listed on the market and (ii) (A) such class of share is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of share traded on such market during the taxable year must be at least 10% of the average number of shares of such class of share outstanding during such year or as appropriately adjusted in the case of a short taxable year.  Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company’s shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding shares (“5% Override Rule”).

For the taxable year 2017 the Company believes that it was not exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it did not satisfy the Publicly Traded Test for these years before the Spin-off, while being part of Euroseas, since Euroseas’ common stock did not constitute more than 50% of Euroseas’ outstanding shares by value for the respective taxable year.  As a result, tax charge of approximately $23,477 was paid on September 17, 2018 and was recorded within "Vessel operating expenses" in the consolidated statements of operations when paid.

For the taxable years 2018 and 2019 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for this year, although it is subject to the 5% Override Rule, because there were non-qualified 5% shareholders that did not own more than 50% of our common stock for more than half of the days during the taxable years.

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

9.	Commitments and Contingencies

As of December 31, 2017, Areti Shipping Ltd. had a dispute with Windrose SPS Shipping and Trading ("Windrose"), a charterer, regarding Windrose's failure to pay the balance of the charter fee of $52,019 in relation to a charter party agreement dated January 20, 2017. Additionally, Areti Shipping Ltd. paid an amount of $115,000 to a bunker supplier for portion of the total claim of $179,281, after facing an arrest of M/V "Tasos" in Brazil. The Company took the case to London arbitration and obtained an award of approximately $215,000. The Company hired Swiss lawyers in order to proceed with the recovery of the funds in Switzerland where Windrose was based. In February 2018, Windrose was declared bankrupt and a liquidator was appointed by the Swiss Court. According to the Swiss Law, Areti Shipping Ltd. through their lawyers had to seek recovery of the claim from the Directors of Windrose, who may be personally liable for the company’s debts. In May 2018, in view of the uncertain recovery prospects, our Freight, Demurrage and Defence club has withdrawn its support on the case. In view of the high costs, the management has decided to abstain from any action against Windrose directors. Further, Areti Shipping Ltd. has filed its claim with the liquidator; however, the amounts recoverable, if any, will be small. In view of the above, management decided to make a provision for the full amount of $167,019, which is included in “General and administrative expenses” in the consolidated statements of operations for the year ended December 31, 2018.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of December 31, 2019, future gross minimum revenues under non-cancellable time charter agreements total $5.3 million, all of which is due in the year ending December 31, 2020. This amount does not include the future gross minimum revenues upon collection of hire under non-cancellable time charter agreements of M/V “Alexandros P.”, M/V “Eirini P.” and M/V “Starlight”, which are either on pool revenue agreements or index linked charter rates. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

10.          Stock Incentive Plan

On July 31, 2014, the Board of Directors of Euroseas approved the 2014 Stock Incentive Plan (the “2014 Plan”). The plan is administered by Euroseas’ Board of Directors which could make awards totaling in aggregate up to 2,500,000 shares, respectively over 10 years after the plan’s adoption date. The persons eligible to receive awards under the plan are officers, directors, and executive, managerial, administrative and professional employees of Euroseas or Eurobulk or Eurochart (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Following the Spin-off, each shareholder of Euroseas received one share of EuroDry, for every five shares of Euroseas held. Awardees of the Euroseas stock incentive awards with unvested shares received unvested shares of EuroDry with the same ratio, one share of EuroDry for every five shares of Euroseas out of the EuroDry Stock Incentive Plan, taking also into account that the awardees described above are common in both Euroseas and EuroDry. Shares of EuroDry issued for unvested shares of Euroseas vested on the same schedule with the original Euroseas shares.

Details of awards granted under the 2014 Plan of Euroseas, which had unvested shares as of the Spin-off date, are noted below.

a)
On November 3, 2016 an award of 82,080 non-vested restricted shares, was made to 19 key persons of which 50% vested on November 1, 2017 and 50% vested on November 1, 2018; awards to officers and directors amounted to 48,048 shares and the remaining 34,032 shares were awarded to employees of Eurobulk. 8,208 shares of EuroDry were issued for unvested shares of Euroseas as of the Spin-off date (4,805 were awarded to officers and directors and 3,403 were awarded to employees of Eurobulk) and vested on November 1, 2018.

b)
On November 2, 2017 an award of 100,270 non-vested restricted shares, was made to 18 key persons of which 50% vested on July 1, 2018 and 50% vested on July 1, 2019; awards to officers and directors amounted to 57,700 shares and the remaining 42,570 shares were awarded to employees of Eurobulk. 20,054 shares of EuroDry were issued for unvested shares of Euroseas as of the Spin-off date (11,540 were awarded to officers and directors and 8,514 were awarded to employees of Eurobulk), 50% of which vested on July 1, 2018 and 50% vested on July 1, 2019.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

10.	Stock Incentive Plan - Continued
In May 2018, the Company’s Board of Directors approved an equity incentive plan (the “May 2018 Plan”). The May 2018 Plan will be administered by the Company’s Board of Directors which can make awards totaling in aggregate up to 150,000 shares over five years after the May 2018 Plan’s adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) to the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan.  Awards may be made under the May 2018 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the May 2018 Plan are noted below.
On November 21, 2018 an award of 25,090 non-vested restricted shares, was made to 18 key persons of which 50% vested on November 16, 2019 and 50%  will vest on November 16 , 2020; awards to officers and directors amounted to 14,434 shares and the remaining 10,656 shares were awarded to employees of Eurobulk.
On November 4, 2019 an award of 24,710 non-vested restricted shares, was made to 17 key persons of which 50% will vest on July 1, 2020 and 50%  will vest on July 1 , 2021; awards to officers and directors amounted to 13,940 shares and the remaining 10,770 shares were awarded to employees of Eurobulk.
All non-vested restricted shares are conditional upon the grantee’s continued service as an employee of the Company or Eurobulk or as a director of the Company until the applicable vesting date. The grantee does not have the right to vote on such non-vested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest, at which time they are payable to the grantee. As non-vested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.
The Company accounts for restricted share award forfeitures as they occur. No forfeitures occurred in the years ended December 31, 2018 and 2019.
The compensation cost that has been charged against income for awards was nil, $137,517 and $184,799, for the years ended December 31, 2017, 2018 and 2019, respectively, and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

10.	Stock Incentive Plan - Continued

A summary of the status of the Company’s non-vested shares as of December 31, 2019 and changes during the year ended December 31, 2019, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2019	35,117	9.61
Granted	24,710	8.13
Vested	(22,572)	(9.62)
Non-vested on December 31, 2019	37,255	8.81
As of December 31, 2019, there was $294,453 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the May 2018 Plan and is expected to be recognized over a weighted-average period of 0.761 years. The total fair value at grant-date of shares granted during the year ended December 31, 2019 was $200,892.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

11.	Earnings / (Loss) per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2017	2018	2019
Income:
Net income	849,701	1,119,735	16,497
Dividends to Series B preferred shares	-	(565,229)	(1,748,981)
Preferred deemed dividend	-	-	(185,665)
Net income / (loss) attributable to common shareholders	849,701	554,506	(1,918,149)
Weighted average common shares – outstanding, basic and diluted	2,213,505	2,232,821	2,251,439
Basic and diluted earnings / (loss) per share	0.38	0.25	(0.85)

During 2017, 2018 and 2019, the effect of the non-vested stock awards and of Series B Preferred Shares was anti-dilutive. The number of dilutive securities was nil shares in 2017, 2018 and 2019.

12.          Voyage and Vessel Operating Expenses

These consist of:
	Year ended December 31,
	2017	2018	2019
Voyage expenses
Port charges and canal dues	578,468	260,139	262,806
Bunkers	1,817,850	150,537	854,216
Total	2,396,318	410,676	1,117,022

Vessel operating expenses
Crew wages and related costs	4,616,900	5,532,463	6,778,958
Insurance	609,354	682,991	872,131
Repairs and maintenance	181,174	407,324	375,338
Lubricants	379,853	520,452	724,837
Spares and consumable stores	706,855	1,404,080	1,368,325
Professional and legal fees	186,306	257,250	264,704
Other	211,946	378,592	392,045
Total	6,892,388	9,183,152	10,776,338

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

13.          Derivative Financial Instruments

Interest rate swaps

Effective on August 8, 2017, Euroseas Ltd. entered into a five year interest rate swap with HSBC Bank Plc. ("HSBC") for a notional amount of $5.0 million, in order to manage interest costs and the risk associated with changing interest rates of the loans associated with M/V "Eirini P.", M/V "Tasos" and M/V "Pantelis" and, therefore, was allocated to the Company. Under the terms of the swap, HSBC Bank Plc. makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays an adjustable rate averaging 1.93% (more specifically, the Company pays the fixed rate of 1.40% until August 8, 2018, then 1.75% until August 8, 2019, then 1.85% until August 8, 2020 and then 2.32% until August 8, 2022) based on the notional amount. The swap agreement was novated to EuroDry on May 30, 2018.

On July 24, 2018, EuroDry entered into an interest rate swap with HSBC for a notional amount of $5.0 million. Under this contract, HSBC makes a quarterly payment to EuroDry equal to the 3-month LIBOR while EuroDry pays a fixed rate of 2.93% based on the notional amount. The swap is effective from July 24, 2018 to July 24, 2023.

The interest rate swaps did not qualify for hedge accounting as of December 31, 2018 and 2019.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

13.          Derivative Financial Instruments –Continued

Freight Forward Agreements (“FFA”)

In October 2018, the Company entered into one FFA contract on the Baltic Panamax Index (“BPI”) for the first three calendar months of 2019, totaling 90 days at an average time charter equivalent (“TCE”) rate of $12,200 per day. In January 2019, the Company entered into four FFA contracts on the BPI (one contract for the first three calendar months of 2019, totaling 120 days at an average TCE rate of $11,950 per day, a contract for the three months of the second quarter of 2019, totaling 270 days at an average TCE rate of $11,250, a contract for the three months of the third quarter of 2019, totaling 270 days at an average TCE rate of $11,100 and a contract for the three months of the fourth quarter of 2019, totaling 270 days at an average TCE rate of $11,350.  The contracts were settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company receives a payment if the average BPI for the month is below the contract rate equal to the difference of the contract rate less the average BPI for the month multiplied by the number of contract days sold; if the average BPI for the month is greater than the contract rate the Company makes a payment equal to the difference of the average BPI for the month less the contract rate multiplied by the number of contract days sold. If the Company buys contracts previously sold (or the opposite) the Company receives or pays the difference of the two rates for the period covered by the contracts.

In April 2019, the Company hedged the forward purchase of 1,200mt of Singapore bunkers fuel (type 380cst) for this month, at $375.25 per metric ton. Also in November 2019 the Company hedged the forward purchase of 1,200mt of Singapore bunkers fuel (type 380cst) for this month, at $278.5 per metric ton. By using these bunker swaps the Company has locked in the price that would be paid for bunkers over the time period selected and the quantity purchased.  These contracts were settled on a monthly basis using the Platts daily assessment price for 380 CST Singapore Fuel Oil. The Company receives a payment if the average of the Platts daily assessment price for 380 CST Singapore Fuel Oil for the month is above the contract rate equal to the difference of the Platts daily assessment price for 380 CST Singapore Fuel Oil for the month less the contract rate multiplied by the number of contract days sold. If the average for the month was below the contract rate, the Company made a payment equal to the difference of the contract rate less the Platts daily assessment price for 380 CST Singapore Fuel Oil for the month multiplied by the number of contract days sold.

The FFA and the bunker swap contracts did not qualify for hedge accounting. The Company follows guidance relating to “Fair value measurements” to calculate the fair value of the FFA contract (see Note 15).

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

13.          Derivative Financial Instruments – Continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2018	December 31, 2019
FFA contract	Long-term assets– Derivatives	49,350	-

Interest rate swap contracts	Long-term assets – Derivatives	5,680	-

Total derivative assets		55,030	-

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2018	December 31, 2019
Interest rate swap contracts	Long-term liabilities – Derivatives	-	304,174

Total derivative liabilities		-	304,174

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2018	Year Ended December 31, 2019
Interest rate swap contracts– Unrealized loss	Gain on derivatives, net	(45,773)	(309,854)
Interest rate swap contracts - Realized gain	Gain on derivatives, net	10,209	17,646
FFA contracts – Unrealized gain / (loss)	Gain on derivatives, net	49,350	-
FFA contracts and Bunker Swap contracts– Realized gain	Gain on derivatives, net	-	789,028
Total net gain on derivatives		13,786	496,820

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

14.          Preferred shares

	Number ofShares	Preferred SharesAmount	Dividends paid-in-kind	Total
Issued, May 30, 2018	19,042	18,192,129	565,229	18,192,129
Dividends declared	566	-	565,229	565,229
Balance, December 31, 2018	19,608	18,192,129	78,642	18,757,358
Dividends declared	79	-	(524,304)	78,642
Redemption of Preferred shares	(4,300)	(3,775,696)	-	(4,300,000)
Preferred deemed dividend	-	185,665	119,567	185,665
Balance, December 31, 2019	15,387	14,602,098		14,721,665

On January 27, 2014, Euroseas issued 25,000 shares of its Series B Convertible Perpetual Preferred Shares to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of Euroseas and the Company, for total net proceeds of approximately $29 million. The redemption amount of the Series B Preferred Shares is $1,000 per share.

Under the Company’s amended and restated articles of incorporation, effective after the Spin-off, the Company is authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share. The preferred stock may be issued in one or more series and the Company’s Board of Directors, without further approval from the Company’s shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series.  On May 30, 2018, in connection with the Spin-off, 19,042 EuroDry Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock, were issued and distributed to holders of Euroseas' Series B Preferred Shares in exchange for the cancellation of an equal number of such Euroseas Series B Preferred Shares. The rights of the holders of EuroDry Series B Preferred Shares rank senior to the obligations to holders of the Company’s common shares. Additionally, EuroDry Series B Preferred Shares are issued when dividends to EuroDry Series B Preferred Shares are paid in-kind.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

14.          Preferred shares - Continued

The EuroDry Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. The dividend rate increased to 12% for the two years following January 29, 2019 and to 14% thereafter and is payable only in cash. Cash dividends are declared at each quarter and actual payments are made within the following quarter.  If a cash dividend is paid on the Company's common stock after January 29, 2019 the holders of EuroDry Series B Preferred Shares will receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The EuroDry Series B Preferred Shares are convertible to common shares at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each EuroDry Series B Preferred Share will be convertible into common stock at an initial conversion price of $31.64 (subject to adjustment for certain events, including upon a default). EuroDry Series B Preferred Shares are redeemable in cash by the Company at any time after January 29, 2019. Holders of EuroDry Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

On June 19, 2019, the Company agreed to redeem $4.3 million of its Series B Preferred Shares. In parallel with the redemption, the holders of the remaining Series B Preferred Shares agreed to reduce the annual dividend rate to 9.25% until January 2021. The difference between (1) the fair value of the consideration transferred to the holders of the EuroDry Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs) amounted to $185,665, and was recorded as preferred deemed dividend.

For the year ended December 31, 2018, the Company declared three consecutive dividends totaling $565,229, all of which were paid in kind. For the year ended December 31, 2019, the Company declared dividends of $1,748,981, of which $78,642 were paid in-kind, $1,311,612 were paid in cash during 2019 and another $358,726 were accrued as of December 31, 2019 and were paid in the first quarter of 2020. The redemption liability as of December 31, 2019 was $15,386,000.

Subject to certain ownership thresholds, holders of EuroDry Series B Preferred Shares have the right to appoint one director to the Company's board of directors and TCP also has consent rights over certain corporate actions. In addition, the holders of EuroDry Series B Preferred Shares will vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each EuroDry Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such EuroDry Series B Preferred Share would be convertible on the applicable record date.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

15.          Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, accrued expenses, derivatives and due to related companies.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term bank loans. Under the terms of the interest rate swaps the Company and HSBC agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 13 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of the derivative in the "Gain on derivatives, net" in the consolidated statements of operations. As of December 31, 2019, the Company had two open interest rate swap contracts for a notional amount of $10.0 million.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

15.          Financial Instruments - Continued

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

The fair value of the Company’s investment in FFA contracts is determined based on quoted prices in active markets and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

15.          Financial Instruments - Continued

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2019
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swapcontracts, long term portion	$304,174	-	$304,174	-

	Fair Value Measurement as of December 31, 2018
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, long term portion	$5,680	-	$5,680	-
FFA contract, long term portion	$49,350	$49,350	-	-

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2018 and 2019, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s total borrowings approximates $55.4 million as of December 31, 2019 or $1.5 million less than its carrying value of $56.9 million. The fair value of the long term borrowings are estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

16.          Subsequent events

Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.