Form 20-F
period 2020-12-31
EuroDry Ltd.
filed 2021-04-22
CIK 1731388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020 ________________________________________________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to __________________________________________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-38502

EURODRY LTD.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
2,348,216 common shares, $0.01 par value

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

☒ Yes        ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, or an emerging growth company.  See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒  U.S. GAAP

☐  International Financial Reporting Standards as issued by the International Accounting Standards Board.

☐  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17 ☐Item 18

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

☐ Yes ☐ No

FORWARD-LOOKING STATEMENTS
EuroDry Ltd. and its wholly owned subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This annual report contains forward-looking statements.  These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:
•	our future operating or financial results;
•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
•	drybulk industry trends, including charter rates and factors affecting vessel supply and demand;
•	fluctuations in our stock price as a result of volatility in securities markets;
•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;
•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;
•	our expectations relating to dividend payments and our ability to make such payments;
•	our ability to leverage to our advantage our Managers’ relationships and reputations in the drybulk shipping industry;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation;
•	global and regional political conditions;
•	acts of terrorism and other hostilities, including piracy;
•
the severity and duration of natural disasters or public health emergencies, including the coronavirus (“COVID-19”) pandemic, including governments’ related responses to the outbreak which could negatively impact global output and demand and cause a severe or prolonged decline in global economic activity; and

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
SELECTED CONSOLIDATED FINANCIAL DATA

On May 30, 2018, Euroseas Ltd. (“Euroseas” or “Former Parent Company”) contributed to the Company seven subsidiaries (the “Subsidiaries”) in connection with the spin-off of its drybulk fleet held for use as of December 31, 2017 comprising six vessels, one Ultramax and two Kamsarmax vessels built between 2016 and 2018, three Japanese-built Panamax vessels built between 2000 and 2004 and one dormant company, which was the hull-owning company of Hull No. DY161, the shipbuilding contract of which was cancelled in 2016 (the “Spin-off”). Historical comparative periods include the results of the carve-out operations of the seven Subsidiaries that were contributed to the Company.

The following table presents selected consolidated financial and other data of EuroDry Ltd. for each of the years in the five-year period ended December 31, 2020. The table should be read together with “Item 5. Operating and Financial Review and Prospects.”  Excluding fleet data, the selected consolidated financial data of EuroDry Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheets at December 31, 2019 and 2020, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

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

See next page for table of EuroDry Ltd. – Summary of Selected Historical Financials.

	EuroDry Ltd. – Summary of Selected Historical Financials (in U.S. Dollars except for the Fleet Data and number of shares)
	2016	2017	2018	2019	2020
Statement of Operations Data
Time charter revenue	8,331,821	16,985,607	25,934,204	28,789,458	23,594,678
Voyage charter revenue	-	3,294,608	-	-	-
Commissions	(452,868)	(1,122,196)	(1,411,333)	(1,547,996)	(1,305,717)
Net revenue	7,878,953	19,158,019	24,522,871	27,241,462	22,288,961
Voyage expenses	(82,627)	(2,396,318)	(410,676)	(1,117,022)	(285,132)
Vessel operating expenses	(4,308,418)	(6,892,388)	(9,183,152)	(10,776,338)	(11,603,414)
Dry-docking expenses	-	(127,509)	(1,465,079)	(1,664,915)	(2,275,258)
Vessel depreciation	(3,828,634)	(4,786,272)	(5,422,155)	(6,458,251)	(6,556,256)
Related party management fees	(780,135)	(1,409,716)	(1,701,340)	(1,964,536)	(2,018,800)
Loss on termination and impairment of shipbuilding contracts	(7,050,179)	-	-	-	-
General and administrative expenses	(798,828)	(917,160)	(2,346,502)	(2,252,666)	(2,291,244)
Operating (loss) / income	(8,969,868)	2,628,656	3,993,967	3,007,734	(2,741,143)
Interest and other financing costs	(1,161,169)	(1,817,574)	(2,913,141)	(3,513,105)	(2,331,998)
Gain/(loss) on derivatives, net	-	49,167	13,786	496,820	(790,359)
Other (expenses) / income	(10,316)	(10,548)	25,123	25,048	(14,361)
Net (loss) / income	(10,141,353)	849,701	1,119,735	16,497	(5,877,861)
Dividends to Series B preferred shares	-	-	(565,229)	(1,748,981)	(1,573,874)
Preferred deemed dividend	-	-	-	(185,665)	-
Net (loss) / income attributable to common shareholders	(10,141,353)	849,701	554,506	(1,918,149)	(7,451,735)
(Loss) / earnings per share attributable to common shareholders, basic and diluted	(6.21)	0.38	0.25	(0.85)	(3.28)
Preferred stock dividends declared	-	-	565,229	1,748,981	1,573,874
Preferred dividends declared per preferred share	-	-	28.83	113.67	94.78
Weighted average number of shares outstanding during period, basic and diluted	1,633,141	2,213,505	2,232,821	2,251,439	2,275,062

	EuroDry Ltd. – Summary of Selected Historical Financials (continued) As of December 31,
Balance Sheet Data	2016	2017	2018	2019	2020

Current assets	2,819,911	7,620,376	14,465,269	9,577,657	6,055,895
Vessels, net	64,439,364	81,979,636	110,637,462	105,461,265	99,305,990
Deferred assets and other long term assets	19,430,520	7,852,664	2,605,030	2,650,000	2,150,000
Total assets	86,689,795	97,452,676	127,707,761	117,688,922	107,511,885
Current liabilities including current portion of long term debt	2,124,590	9,641,000	8,983,748	11,169,038	19,259,797
Long term bank loans, including current portion	29,513,283	38,331,302	63,358,755	56,495,134	51,111,838
Total liabilities	55,592,898	64,590,553	65,411,848	61,162,052	56,971,780
Preferred shares	-	-	18,757,358	14,721,665	15,940,713
Former Parent Company investment	41,603,370	42,518,895	-	-	-
Number of common shares outstanding	-	-	2,279,920	2,304,630	2,348,216
Share capital	-	-	22,799	23,046	23,482
Total shareholders’ equity	31,096,897	32,862,123	43,538,555	41,805,205	34,599,392
Cash Flow Data	Year Ended December 31,
	2016	2017	2018	2019	2020
Net cash provided by operating activities	4,255,829	2,910,287	3,970,170	15,113,924	2,325,534
Net cash used in investing activities	(24,243,012)	(9,635,504)	(29,045,685)	(1,111,297)	(611,106)
Net cash provided by / (used in) financing activities	20,472,737	9,283,359	27,928,885	(12,628,112)	(6,237,552)

	EuroDry Ltd. – Summary of Selected Historical Financials (continued) As of December 31,
Fleet Data (1)	2016	2017	2018	2019	2020

Average number of vessels	2.85	4.94	5.74	7.0	7.0
Calendar days	1,043	1,802	2,096	2,555	2,562
Available days	1,043	1,802	2,052	2,489	2,491
Voyage days	1,043	1,781	2,045	2,473	2,483
Utilization Rate (percent)	100.0%	98.8%	99.7%	99.4%	99.7%

		(In U.S. Dollars per day per vessel)
Average TCE rate (2)	7,909	10,042	12,481	11,190	9,388
Vessel Operating Expenses	4,131	3,825	4,381	4,218	4,529
Management Fees	748	782	812	769	788

G&A Expenses	766	509	1,120	882	894
Total Operating Expenses excluding drydocking expenses	5,645	5,116	6,313	5,869	6,211
Drydocking expenses	-	71	699	652	888

(1) For the definition of calendar days, available days, voyage days and utilization rate, see “Item 5.A – Operating Results”.
(2) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels and is determined by dividing gross time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenues, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable U.S. GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company’s financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5.A – Operating Results”). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue as reflected in the consolidated statement of operations (see discussion above) and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	8,331,821	16,985,607	25,934,204	28,789,458	23,594,678
Voyage charter revenue	-	3,294,608	-	-	-
Voyage expenses	(82,627)	(2,396,318)	(410,676)	(1,117,022)	(285,132)
Time Charter Equivalent or TCE Revenues	8,249,194	17,883,897	25,523,528	27,672,436	23,309,546
Voyage days	1,043	1,781	2,045	2,473	2,483
Average TCE rate	7,909	10,042	12,481	11,190	9,388

B.	Capitalization and Indebtedness
Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
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

Risk Factors Summary

•	The uncertainties in global and regional demand for dry bulk trade;
•	The volatile drybulk shipping market and difficulty finding profitable charters for our vessels;
•	Fluctuations in our stock price as a result of volatility in securities markets;
•
The severity and duration of the COVID-19 pandemic, including governments’ related responses to the outbreak which could negatively impact global output and demand and cause a severe or prolonged decline in global economic activity, including possible delays due to quarantine of vessels and crew caused by COVID-19 infections;

•	Our ability to comply with various financial and collateral covenants in our credit facilities;
•	Uncertainties related to the market value of our vessels;
•	Uncertainties related to the supply and demand of drybulk vessels;
•	The impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG policies;
•	Disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;
•	Disruptions in global financial markets relating to terrorist attacks or geopolitical risk;
•	Uncertainties related to conducting business in China;
•	Our dependence on a limited number of customers;
•	Our ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;
•	Uncertainties related to our counterparties’ ability to meet their obligations, which could adversely affect our business;
•	Our ability to obtain additional debt financing for future acquisitions of vessels or to refinance our existing debt;
•	Uncertainties related to availability of new or secondhand vessels to acquire;
•	Uncertainties related to the price of fuel, and our reliance on suppliers;
•	Our ability to attract and retain qualified, skilled crew at reasonable cost;
•	A potential increase in operating costs associated with the aging of our fleet;

•	Our ability to leverage to our advantage our Managers’ relationships and reputation within the drybulk shipping industry;
•	Our ability to hedge against fluctuations in exchange rates and interest rates;
•
The expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	The expected cost of, and our ability to comply with, changing environmental and operational safety laws;
•	Potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;
•	Potential conflicts of interest between us, our principal officers and our Managers;
•	Uncertainties related to compliance with sanctions and embargo laws;
•	Uncertainties in the interpretation of corporate law in the Marshall Islands;
•	Uncertainties over our ability to pay dividends, including our Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”);
•	The expected costs associated with complying with public company regulations; and
•	The effect of issuance of preferred stock on the voting power of our shareholders.
Industry Risk Factors
Our future profitability will be dependent on the level of charter rates in the international drybulk shipping industry.
We are an independent shipping company that operates in the drybulk shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for the types of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, economic slowdowns caused by public health events such as the recent COVID-19 outbreak, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.

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
Over the period 2016 to 2020, the BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) has fluctuated between a very low level of 297 points in February 2016 to a peak of 2,501 points in September 2019. In 2017, the BDI experienced a low of 702 points in February before reaching a high of 1,702 points in early December and closing the year at 1,366 points. In 2018, it fluctuated between 1,082 points in February and 1,772 points in July before closing at 1,271 points.  The year 2019 began in a gloomy fashion with the BDI receding to 595 points by mid-February (-58% since the previous peak). By September, it had recovered to 2,501 points, but subsided again by mid-November to 1,284 points and closed the year at 1,090 points. During the first half of 2020, the COVID-19 pandemic caused a further decline in bulker demand, driving the index down to under 500 points on several occasions. However, starting in June 2020, the index started climbing, reaching nearly 2,000 points in July before dropping slightly, to around 1,500 points until the beginning of October when it reached a high of 2,097 points and closing the year at 1,366 points. As of March 31, 2021, the BDI stood at 2,046 points.
The continued volatility in dry bulk charter rates is mostly due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries. In addition, the COVID-19 pandemic has resulted in disruptions to industrial production and supply chains initially in China and subsequently in other countries too, which have caused uncertainty in the short-term outlook for the sector. There is no certainty that the dry bulk charter market will experience any recovery over the next months and the market could decline from its current level, especially given the excess capacity accumulated during the previous year with newbuilding deliveries.

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

Some of the factors that influence demand for vessel capacity include:

•	supply of, and demand for, drybulk commodities;
•	changes in the exploration or production of energy resources and commodities, and the resulting changes in the international pattern of trade;
•	global and regional economic and political conditions, including armed conflicts and terrorist activities;
•	pandemics, such as the outbreak of COVID-19 originating in China in 2020;
•	embargoes and strikes;
•	the location of regional and global exploration, production and manufacturing facilities;
•	availability of credit to finance international trade;
•	the location of consuming regions for energy resources and commodities;
•	the distance drybulk commodities are to be moved by sea;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk commodities;
•	changes in seaborne and other transportation patterns; and
•	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:
•	the number of newbuilding orders and deliveries including slippage in deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and other materials;
•	port and canal congestion;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	the price of fuel;
•	vessel casualties;
•	the number of vessels that are out of service; and
•	changes in global commodity production.

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

The market value of our vessels may increase or decrease depending on the following factors:
•	general economic and market conditions affecting the shipping industry;
•	supply of drybulk vessels, including newbuildings;
•	demand for drybulk vessels;
•	types and sizes of vessels in our fleet;
•	scrap values;
•	other modes of transportation;
•	cost of newbuildings;
•	technological advances;
•	new regulatory requirements from governments or self-regulated organizations;
•	competition from other shipping companies; and
•	prevailing level of charter rates
As vessels grow older, they generally decline in value. Due to the cyclical nature of the drybulk shipping industry, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected.

In addition, we periodically re-evaluate the carrying amount and period over which vessels are depreciated to determine if events have occurred that would require modification to such assets’ carrying values or their useful lives. A determination that a vessel's estimated remaining useful life or fair value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders' equity.

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

An over-supply of drybulk carrier capacity relative to the demand for it may lead to reductions in charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends or redeem preferred stock in the future.
The market supply of drybulk carriers has been increasing. Although, the number of drybulk vessels on order is at a historically low level, it can quickly increase if multiple orders by industry participants and outside investors are placed. Expressed as percentage of the fleet, the drybulk orderbook reached a historically high level of more than 80% in November 2008 from a level of 25% of the fleet two years before. When the majority of the orderbook was delivered following the financial crisis of 2008, the resulting oversupply negatively affected the market charter rates. Ordering sprees of lesser magnitude occurred also in 2014 and 2018, with the orderbook to fleet ratio reaching 25% and 12%, respectively. Despite a number of order cancellations, delivery delays and an increased scrapping rate for drybulk vessels during 2015 and 2016, charter rates were also negatively influenced. In 2017 drybulk scrapping rates halved year on year, returning to their five-year average and, in 2018, scrapping of the world drybulk fleet declined significantly, 70% year on year to 4.4 million dwt. In 2019 scrapping rates increased by about 76% to 7.8 million dwt, followed by a precipitous 89% increase year on year to 14.87 million dwt in 2020 as a result of lower charter rates. In general, if the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. As of March 31, 2021, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 919.15 million dwt with another 51.4 million dwt, or about 5.6% of the present fleet capacity, on order. While the orderbook has been at historically low levels, the lingering effects of oversupply in the past years may have a negative impact on charter rates.

If such a rate decline continues upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. A number of the drybulk carrier charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up; charter rates improved and reached profitable levels during most of 2018 but remained volatile and fluctuated significantly during the year, which continued into 2019 and most of 2020. Despite this volatility, we were able to secure short and long-term time charters for our vessels throughout 2020, with remaining terms from one month to seventeen months as of March 31, 2021. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends or redeem preferred stock in the future.

A decrease in the level of imports of raw materials and other commodities will reduce demand for our ships and, in turn, harm our business, results of operations and financial condition.
The employment of our vessels and our revenues depend on the international shipment of raw commodities primarily to China, Japan, South Korea and Europe from North and South America, India and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the COVID-19 pandemic resulted in reduced economic activity due to lockdowns and lower demand for movement of raw materials.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the leaders of the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output, and in turn, affect global oil supply. However, it is not yet clear how the United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

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
China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau, posting a 0.5 percentage points decline, year on year, in 2019, followed by a tremendous decline of 3.8 percentage points in 2020 due to the COVID-19 pandemic. In addition, the United States has imposed tariffs on certain goods and may seek to implement more protectionist trade measures to protect and enhance its domestic economy. The European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.
Pandemics such as the novel coronavirus (COVID-19) make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, including our ability to rotate our crew and provide technical support from in-house teams to our vessels which would affect our operations and financial results.
On March 11, 2020, the World Health Organization declared the spread of a novel coronavirus (COVID-19) to be a global pandemic. Since then, the pandemic has forced governments around the world to close non-essential businesses, restrict travel, and put in place other measures which have resulted in a dramatic decrease of economic activity, including a reduction of goods imported and exported worldwide. With the situation constantly evolving and further “waves” of COVID-19 infections worldwide, combined with the hurdle of successfully distributing vaccines across the globe, and the emergence of new variants that may undermine such vaccines, it is impossible to predict the ultimate severity and long-term impact of the pandemic on the industry and our business. Some experts fear that the economic consequences of COVID-19 could cause a recession that outlives the pandemic.
In addition to economic consequences, there have been operational consequences as international transportation of personnel has been limited or otherwise disrupted. In particular, our crews generally work on a rotational basis, relying largely on international air transport for crew changes. Due to travel restrictions imposed as a result of the pandemic, certain of our crew faced extended periods on board our ships. The crew travel conditions improved over the summer of 2020 and we were able to rotate our crew. International travel remains constrained and any disruptions could impact the cost of rotating our crew, and our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts as happened for a period of the last year, which local experts may vary in skill and are difficult to supervise remotely, to conduct work we ordinarily address in-house.
Eurozone’s potential inability to deal with the sovereign debt issues of some of its members could have a material adverse effect on the profitability of our business, financial condition and results of operations.
Despite the efforts of the European Council since 2011 to implement a structured financial support mechanism for Eurozone countries experiencing financial difficulties, questions remain about the capability of a number of member countries to refinance their sovereign debt and meet their debt obligations, especially, as the COVID-19 pandemic resulted in lower economic growth in almost all countries. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism (or the “ESM”), which will be activated by mutual agreement to provide external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro.  An extended period of adverse development in the outlook for Eurozone countries could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could have a material adverse effect on our financial position, results of operations and cash flow.

Effects and events related to the Greek sovereign debt crisis may adversely affect our operating results.
Greece has experienced a macroeconomic downturn in recent years, from which it has been slowly recovering as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Eurobulk Ltd.’s (“Eurobulk,” a Manager of the Company) operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

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

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate China’s economy may have a material adverse effect on our business, financial condition and results of operations.
The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, (or “OECD”), in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by the nature of the economic reforms pursued by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results, financial condition and cash flows.

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

We may become dependent on spot, short time charters or index linked charters in the volatile shipping markets, which may result in decreased revenues and/or profitability.
Almost all of our vessels are currently under time charters or pool agreements that are short term or linked to market indices (typically, those of the Baltic Exchange) which reflect the spot market. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while medium and longer term time charters provide income at pre-determined rates over more extended periods of time. In addition, if we decide to spot charter our vessels or time charter them for short periods typically equal to the length of a single voyage (voyage charters) as opposed to using medium or long term time charters (even index-linked), we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has affected and could continue affecting the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and reinstate currently suspended dividends to our shareholders could be adversely affected.

We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.
All seven of our vessels are currently employed on time charter contracts. Six of our vessels are under time charters, four of which are scheduled to expire during 2021 and two of which are scheduled to expire during 2022, and one vessel has been under a pool agreement since August 2018. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not improve or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that as of March 31, 2021 all of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time

We will not be able to take advantage of potentially favorable opportunities in the current spot market with respect to vessels employed on time charters.

Although, as of March 31, 2021, two vessels are employed under time charters with fixed charter rates with remaining terms of less than one month based on the minimum duration of the charter contracts, while four vessels are chartered under index-linked charters and one vessel is under a pool agreement we have entered into since August 2018, we may have more vessels under fixed rate time charters in the future. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.
The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, partially due to fears associated with the spread of COVID-19, global financial markets, and starting in late February, financial markets in the United States experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn continued as COVID-19 continued to spread. On March 11, 2020, the World Health Organization (WHO) declared the COVID-19 outbreak a pandemic. In response to the outbreak, governments around the world shut workplaces, restricted travel, and put in place other measures which resulted in a dramatic decrease of economic activity, including a reduction of goods imported and exported worldwide. While some economies have begun re-opening in limited capacities, the second and the third “wave” of COVID 19 infections have forced and might continue to cause governments to impose further restrictions of economic activity. Such measures have and will likely continue to cause severe trade disruptions. This continuing volatility may negatively affect the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile, and currently below historical average, asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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
The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of Solas. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical managers have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels, Eurobulk and Eurobulk (Far East) Ltd. Inc. (“Eurobulk FE”), our affiliated ship management companies (each a “Manager” and together, the “Managers”), are ISM Code-certified, but we may not be able to maintain such certification indefinitely.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the United Nations’ International Maritime Organization (the “IMO”). The document of compliance (the “DOC”) and the safety management certificate (the “SMC”) are renewed as required.

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

The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. See Item 4: “Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have one vessel that has received an extension by the U.S. Coast Guard, pursuant to which the vessel has until May 2022 to comply with the updated guideline, due to complications caused by the COVID-19 pandemic. Costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years.  On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and within two years, by 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Bureau Veritas, Rina, Lloyds Register, Det Norske Veritas (“DNV”) and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security (“ISPS”) certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the Managers by Bureau Veritas.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked at least once or, more typically, twice within a five-year survey cycle for inspection of the underwater parts of such vessel (younger vessels can perform intermediate surveys “in-water”, i.e. without drydocking).

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies (“IACS”). All of our vessels that we have purchased, and may agree to purchase in the future, must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members. See Item 4: “Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information.

Rising fuel prices may adversely affect our results of operations and the marketability of our vessels.

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based and are highly correlated to the price of oil. While the price of fuel is currently at relatively low levels due to the price of oil, the price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014, but by the first quarter of 2016 fuel prices had fallen by more than 50%. By October of 2018, oil prices reached $76.41/bbl (for West Texas Intermediate, “WTI”) and then fell to $42.53/bbl by December 24, 2018. Thereafter, oil prices rebounded responding, at least partly, to a 90-day trade-war truce agreed between the United States and China. By April 1, 2019 the WTI rose by 49.1% to $63.43/bbl. Oil markets faced a steep one-day loss on August 7, 2019 with the WTI closing at $51.09/bbl, after the United States threatened to impose more tariffs on China, then soared to $62.90/bbl in September when key oil facilities in Saudi Arabia were disabled in a missile attack. Prices dropped to around $55.0/bbl in October 2019, and then began rising until the end of the year to approximately $61.0/bbl. However, by February 1, 2020 the price dropped to $52.10/bbl, as concerns over the COVID-19 pandemic started emerging, and further dropped to $23.43/bbl by March 25, 2020, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. As the COVID-19 pandemic continued to spread around the world, oil prices dropped to historical lows in April 2020 to $11.26/bbl and closed the year at $43.52/bbl. Oil traded lower throughout the year, as rising COVID-19 infections and the new strain sparked demand concerns. Prices edged slightly higher in December 2020, ranging around $48/bbl, upon rolling out of the COVID-19 vaccines, coupled by Saudi Arabia’s announcement regarding a large output reduction for February and March 2021. In January 2021, oil traded at around $52/bbl. In February, the average WTI stood at $59/bbl, the highest value since the start of the pandemic, with hopes of steady vaccination roll out and OPEC production limits having led to cautious optimism at global markets. Still, oil prices are below their 10-year average of ca. $68/bbl (for WTI). Any increases in the price of fuel especially if exceeding its

10-year average may adversely affect our operations, especially if such increases are combined with lower drybulk rates.

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

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Moreover, the COVID-19 pandemic has affected the rotation of our crew members due to quarantine restrictions placed on embarking and disembarking on our vessels. Any such disruptions could impact the cost of rotating our crew. Any increase in crew costs may adversely affect our profitability, especially if such increase is combined with lower drybulk rates.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks in the United States on September 11, 2001 and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition.  The continuing conflicts in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. There may also be long-term adverse impacts from the COVID-19 pandemic crisis which negatively affect industrial production. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to impede trade. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (“SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provided debt to shipping companies like ours have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result, access to credit markets around the world has been reduced. The extension of Quantitative Easing (“QE”), high levels of Non-Performing Loans (“NPLs”) in Europe and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.

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

In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

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

The increased number of our shore personnel working remotely might increase our vulnerability to cyber-attacks and risk of cyber-security breaches which would affect our operations and financial results.

 As a result of efforts to contain the spread of the COVID-19 pandemic, we and our vessel manager, Eurobulk Ltd., have implemented, amongst other measures, government mandated restrictions on the number of people that can be present at our shore office at any point of time.  Thus, our staff and the staff of our Managers are working in the office on a rotational basis. When not working at our shore office location, our staff is working remotely, typically, from their private residences. While we have taken measures to ensure secure communications with our office information systems and systems on-board our vessels, we do not control all of the equipment and communication systems that each of our staff is using at their residence. Consequently, we may face an increased risk of cyber-security attacks and cyber-security breaches which could impede our ability to manage our operations and affect our financial results.

The withdrawal of the United Kingdom from the European Union could adversely affect us.

The United Kingdom ("U.K.") referendum on its membership in the EU resulted in the U.K. withdrawing from the EU on January 31, 2020 (“Brexit”). We have activities in the EU, and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. The framework for the U.K. and Europe’s future relationship has been laid out in a Withdrawal Agreement, the final terms of which were agreed on December 24, 2020, and went into effect on January 1, 2021. While the trade agreement reached contemplates zero tariffs and quotas on goods, some aspects relating to financial services have not been agreed upon. Additionally, the end of free movement could significantly disrupt the exchange of people and services between the U.K. and the EU, resulting in the imposition of impediments to trade. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets generally and in the U.K., specifically. While we have limited exposure to the U.K. or the Pound sterling (“GBP”), any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates can result in higher than market rates and reductions in our stockholders’ equity as well as charges against our income, while there is no assurance of the credit worthiness of our counterparties.

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on London Interbank Offered Rate (“LIBOR”). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2020, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $20.0 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets. To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, changes in the fair value of our derivative contracts would be recognized in “Accumulated Other Comprehensive Loss” affecting our accumulated deficit, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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
•
business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, adverse weather conditions, natural disasters or other disasters outside our control, public health emergencies such as the COVID-19 outbreak; and

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

We have no employees and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk and Eurobulk FE, our affiliated ship management companies. We may lose a Manager’s services or a Manager may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against either Manager if it defaults on its obligations to us, you will have no recourse against either Manager. Further, we will need to seek approval from our lenders to change either Manager as our ship manager.

Because the Managers are privately held companies, there is little or no publicly available information about them and there may be very little advance warning of operational or financial problems experienced by the Managers that may adversely affect us.

The ability of a Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair a Manager’s financial strength, and because each Manager is privately held it is unlikely that information about its financial strength would become public unless such Manager began to default on its obligations. As a result, there may be little advance warning of problems affecting the Managers, even though these problems could have a material adverse effect on us.

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

If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Our business depends upon certain members of our senior management who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our Chairman and Chief Executive Officer, Aristides J. Pittas, certain members of our senior management and our Managers. Mr. Pittas has substantial experience in the drybulk shipping industry and has worked with us and our Managers for many years. He, our Managers and certain members of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Managers, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.

Certain of our shareholders hold shares of EuroDry in amounts to give them a significant percentage of the total outstanding voting power represented by our outstanding shares.

As of March 31, 2021, Dry Friends Investment Company Inc., or Dry Friends, our largest shareholder and an affiliate of the Company, partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owns approximately 36.4% of the outstanding shares of our common stock and unvested incentive award shares, representing 33.4% of total voting power (after accounting for the certain voting rights of our Series B Preferred Shares before conversion and 30.8% of total voting power on an as converted basis). As a result of this share ownership and for as long as Dry Friends owns a significant percentage of our outstanding common stock, Dry Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of March 31, 2021, funds advised by Tennenbaum Capital Partners LLC (“TCP”) and Preferred Dry Friends Investment Company Inc., an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owned shares of our Series B Convertible Perpetual Preferred Shares, to which we will refer as the Series B Preferred Shares, that are convertible into 10.1% and 5.4%, respectively, of our common shares and unvested incentive award shares on an as-converted basis. In addition, we cannot enter into certain transactions without consent from holders of our Series B Preferred Shares.  This concentration of ownership and the consent rights of holders of Series B Preferred Shares may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us, and could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

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

We face substantial competition from a number of experienced companies, including state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own vessels, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates and available tonnage offered by our competitors can place downward pressure on rates throughout the charter market. As a result of these factors, we may be unable to charter our vessels, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

We and our principal officers have affiliations with the Managers that could create conflicts of interest detrimental to us.

Our principal officers are also principals, officers and employees of the Managers, which are our ship management companies. These responsibilities and relationships could create conflicts of interest between us and the Managers. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Managers. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Managers and vice versa. Eurobulk currently manages vessels for EuroDry, and five bulkers that are not owned by EuroDry, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to EuroDry and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

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

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) for so long as we are an emerging growth company.

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

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series B Preferred Shares following the payment of expenses and the establishment of any reserves.

The Series B Preferred Shares paid dividends in-kind until January 29, 2019 (rather than in cash). After that date, dividends to holders of the Series B Preferred Shares were paid in cash until March 31, 2020. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares to have the option to pay the preferred dividend in-kind at an annual rate of 10.25%, instead of in cash at an annual rate of 9.25%, with effect from April 1, 2020 until January 29, 2021. On January 29, 2021, we redeemed a net amount of $3.0 million of our Series B Preferred Shares, and, contemporaneously, agreed with our Series B Preferred Shares shareholders to reduce the dividend rate of our Series B Preferred Shares to 8.0% per annum if paid in cash and 9.0% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate will increase to 14.00% and will be paid in cash. In the future, we may have insufficient cash available to redeem our Series B Preferred Shares. The amount we can pay for dividends or use to redeem Series B Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2020, we had total bank debt of approximately $51.4 million. Our debt repayment schedule as of December 31, 2020 required us to repay $17.6 million of debt during the next two years. In January 2021, we refinanced the outstanding loans of two of our vessels, M/V Alexandros and M/V Xenia, with a new loan of $26.7 million, after repaying their respective outstanding loans of $12.9 million and $9.6 million as of the date of the refinancing. In February 2021, we refinanced the outstanding loan of M/V Eirini P with a loan of $5.0 million, after repaying her outstanding loan of $3.3 million. As of March 31, 2021, we repaid $1.2 million of our total debt excluding the refinancing of our vessels described above, which resulted in outstanding debt of $56.1 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

Our Managers’ current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on our Managers to recruit suitable additional seafarers and shore-side administrative and management personnel. Our Managers may not be able to continue to hire suitable employees as we expand our fleet. If our Managers’ affiliated crewing agent encounters business or financial difficulties, we can make satisfactory arrangements with unaffiliated crewing agents or else we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

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

We may have difficulty properly managing our planned growth through acquisitions of secondhand vessels and/or ordering of newbuilding vessels.

We intend to grow our business through selective acquisitions of secondhand vessels or ordering newbuilding vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels and successfully supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

A delay in the delivery to us of any purchased vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our and our Managers’ ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition and operating cash flows. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain "key man" life insurance on any of our officers.

Our vessels may suffer damage and may face unexpected drydocking costs, which could affect our cash flows and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located.  We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located near our vessels’ positions.  The loss of earnings and any costs incurred while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 31, 2021, the vessels in our fleet had an average age of approximately 12.6 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of March 31, 2021, two of our vessels are over 18 years of age.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 31, 2021, the vessels in our fleet had an average age of approximately 12.6 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction.

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

Because we obtain some of our insurance through protection and indemnity associations (“P&I Associations”), we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the P&I Associations.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I Associations or clubs.  P&I Associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members.  The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association.  Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association.  We cannot assure you that the P&I Association to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.  Claims submitted to the association may include those incurred by members of the association as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into inter-association agreements.

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

If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including the employment of onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

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

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time. We do not carry cyber-attack insurance, which could have a material adverse effect on our business, financial condition and results of operations.

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

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or penalties and/or adversely affect our reputation and the market for our shares of common stock and its trading price.

Although none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargo laws during 2020, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, vessels in our fleet may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours, including charterers, may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. government, the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions or embargoes, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts or from entering into pooling arrangements under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. Under its time charters and pooling arrangements, the terms of which are consistent with industry standards, the Company may not have the ability to prohibit its charterers from sending its vessels to Iran, North Korea, Crimea Region of Ukraine, Syria or Cuba to carry cargoes that do not violate applicable laws.  As of March 31, 2021 none of our vessels have called on ports at the aforementioned countries in the past or are arranged to call such ports in the future.  The vessels’ shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Iran, North Korea, Crimea Region of Ukraine, Syria or Cuba or entities that these countries control.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the other rules and regulations of the SEC, including Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

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

We generate all our revenues in U.S. dollars, but we incur approximately 18% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 1% in 2020 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows. In 2020, we had no exposure to the GBP.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements (“FFAs”). FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows. As of December 31, 2020, the Company has entered into interest rate swap and FFA agreements. See "Note 13 – Derivative Financial Instruments” under the “Consolidated Financial Statements” (beginning on page F-38).

We are exposed to volatility in LIBOR, and have entered into and may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness and obligations. The amount outstanding under our senior secured credit facilities has been, and amounts under additional credit facilities that we may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends.  The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace

U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” On November 30, 2020 the administrator of LIBOR, ICE Benchmark Administration (“IBA”), announced that it would consult on ceasing to determine one-week and two-month U.S. dollar LIBOR with effect from December 31, 2021 deadline but ceasing to determine the remaining U.S. dollar LIBOR tenors on June 30, 2023. This announcement coincided with an announcement by the International Swaps and Derivatives Association (“ISDA”) that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process. Uncertainty surrounding a phase-out of LIBOR may adversely affect the trading market for LIBOR-based agreements, which could negatively affect our operating results and financial condition as well as our cash flows, including cash available for dividends to our stockholders. We are continuing to evaluate the risks resulting from a termination of LIBOR and our credit facilities generally have fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties for us.

In order to manage our exposure to interest rate fluctuations, we use and may in the future use additional interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. Such risk may have an adverse effect on our financial condition and results of operations.

We depend upon a few significant customers, due to our currently small fleet, for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2020, approximately 77% of our revenues derived from our top five charterers. During 2019 and 2018, approximately 81% and 69%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2020 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.  In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

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

The market price of our common stock has recently been volatile and may continue to be volatile in the future, and as a result, investors in our common stock could incur substantial losses on any investment in our common stock.

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $3.70 per share on November 2, 2020 and $8.26 per share on April 16, 2021. In addition, on February 12, 2021, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $7.80 per share and a high of $12.00 per share without any discernable announcements or developments by the Company or third parties to substantiate the movement of our stock price.

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

The international drybulk shipping industry has been highly unpredictable.  In addition, the stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. In addition, the ongoing COVID-19 pandemic has caused broad stock market and industry fluctuations. These broad market fluctuations may adversely affect the trading price of our common stock.  As a result of this volatility, our shares may trade at prices lower than you originally paid for such shares and you may incur substantial losses on your investment in our common stock.

Investors may purchase our common stock to hedge existing exposure or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent an aggregate short exposure in our common stock becomes significant, investors with short exposure may have to pay a premium to purchase common stock for delivery to common stock lenders at times if and when the price of our common stock increases significantly, particularly over a short period of time. Those purchases may in turn, dramatically increase the price of our common stock. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common stock that are not directly correlated to our business prospects, operating performance, financial condition or other traditional measures of value for the Company or our common stock.

If our common stock does not meet the Nasdaq Capital Market’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.

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

Our current amended and restated articles of incorporation and bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. In addition, we adopted a shareholders' rights plan pursuant to which our Board of Directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our Board of Directors.  These anti-takeover provisions, including provisions of our shareholders' rights plan, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.

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

Our Board of Directors approved the issuance of 19,042 shares of our Series B Preferred Shares at the Spin-off date and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.

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
EuroDry Ltd. is a Marshall Islands company incorporated under the BCA on January 8, 2018. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of March 31, 2021, our fleet consisted of seven drybulk carriers (comprising four Panamax drybulk carriers, two Kamsarmax and one Ultramax drybulk carrier), all of which are in operation. The total cargo carrying capacity of our seven drybulk carriers is 528,931 dwt.

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
Our fleet consists of drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes.  Please see information in the section "Our Fleet", below. During 2018, 2019 and 2020, we had a fleet utilization of 99.7%, 99.4% and 99.7%, respectively, our vessels achieved daily time charter equivalent rates of $12,481, $11,190 and $9,388, respectively, and we generated voyage charter and time charter revenues of $25.93 million, $28.79 million and $23.59 million, respectively.

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

Our Fleet
As of April 15, 2021, the profile and deployment of our fleet are the following:
Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Drybulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-22	Hire 106% of the Average Baltic Kamsarmax P5TC index (***)
XENIA	Kamsarmax	82,000	2016	TC until Aug-22	Hire 105% of the Average Baltic Kamsarmax P5TC index (***)
EIRINI P	Panamax	76,466	2004	TC until Apr-21	Hire 99% of the Average BPI 4TC index(**)
PANTELIS	Panamax	74,020	2000	TC until May-21	$10,450
TASOS	Panamax	75,100	2000	TC until May-21	$19,750
ALEXANDROS P	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2018
STARLIGHT	Panamax	75,845	2004	TC until Aug-21	Hire 98.5% of the Average BPI 4TC index(**)
Total Vessels	7	528,931

(*)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.
(**)	BPI stands for the Baltic Panamax Index; The Average BPI 4TC is an index based on four time charter routes.
(***)	The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

We plan to expand our fleet by investing in vessels in the drybulk market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements. As of April 15, 2021, all of our vessels are employed under time charter contracts or pool agreements.
As of April 15, 2021, approximately 50% of our ship capacity days for the remainder of 2021 are under contract or pool arrangements.
In “Critical Accounting Policies – Impairment of vessels” below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced extraordinarily high volatility, and substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. We may not impair those vessels’ carrying value under our impairment accounting policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2019 and 2020, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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
Name	Capacity	Purchase Date	Carrying Value as of December 31, 2019		Carrying Value as of December 31, 2020
Drybulk Vessels	(dwt)		(million USD)		(million USD)
PANTELIS	74,020	Jul-2009	$10.86	(1)	$9.47	(2)
EIRINI P	76,466	May-2014	$14.69	(1)	$13.44	(2)
XENIA	82,000	Feb-2016	$27.46	(1)	$26.34	(2)
TASOS	75,100	Jan-2017	$3.84		$3.64
ALEXANDROS P.	63,500	Jan-2017	$16.06		$15.48
EKATERINI	82,000	May-2018	$22.51		$21.71	(2)
STARLIGHT	75,845	Nov-2018	$10.08	(1)	$9.23	(2)
Total Drybulk Vessels	528,931		$105.5		$99.31
(1)  Indicates drybulk vessels for which we believe, as of December 31, 2019, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2019.  We believe that the aggregate carrying value of these vessels, assessed separately, of $63.09 million as of December 31, 2019 exceeds their aggregate basic charter-free market value of approximately $49.20 million by approximately $13.89 million.  As further discussed in “Critical Accounting Policies – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2019 were recoverable.
(2) Indicates drybulk vessels for which we believe, as of December 31, 2020, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2020.  We believe that the aggregate carrying value of these vessels, assessed separately, of $80.19 million as of December 31, 2020 exceeds their aggregate basic charter-free market value of approximately $62.80 million by approximately $17.39 million.  As further discussed in “Critical Accounting Policies – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2020 were recoverable.
We note that all of our drybulk vessels, are currently employed under time charter contracts of durations from less than one to 17 months until the earliest redelivery charter period, with the exception of the pool agreement we have entered into since August 2018.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to the risk factor entitled “The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels” and the discussion in Item 3.D under “Industry Risk Factors”.
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

Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement is similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas.  The Master Management Agreement is terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement runs through January 1, 2023 and will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future can enter into a separate management agreement with Eurobulk with the term and daily rate as specified in the Master Management Agreement. The management agreements between Eurobulk FE and the ship owning companies follow substantially the same terms of the similar agreements with Eurobulk.

The management fee will be adjusted annually for Eurozone inflation every January 1. Under the Master Management Agreement, we pay Eurobulk an annual fee of $1,250,000 and a fee of 685 Euros per vessel per day in operation and 342.50 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros will become effective when construction of the vessels actually begins.

Eurobulk FE was founded in 2015 and is based in the Philippines. Eurobulk FE manages our vessels M/V "Xenia," M/V "Tasos," M/V "Alexandros P" and M/V "Ekaterini," pursuant to a management agreement with each vessel's shipowning company and Master Management Agreement with Eurobulk FE, with terms substantially the same as the corresponding agreements of Eurobulk with the other shipowning companies.
During 2019 and 2020, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $1,250,000. We also paid Eurobulk and Eurobulk FE a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.5 Euros) of that amount for any vessel laid-up.  There was no adjustment for inflation from January 1, 2021, to date and, hence, we continue to pay an annual fee of $1,250,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros becomes effective when construction of the vessels actually begins.
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

•
Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,211 per day for the year ended December 31, 2020. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2020, our operational fleet utilization was 99.7%, from 99.4% in 2019, while our commercial utilization rate was at 100% for both years. Our total fleet utilization rate in 2020 was 99.7%.

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

Our Business Strategy
Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and by reliably, safely and competitively operating our vessels through our Managers. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. During 2018 the construction of an 82,000 DWT bulk carrier was completed, which was delivered on May 7, 2018. In November 2018, we acquired another second hand Panamax drybulk carrier.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use FFAs – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment (“COA”) depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 15, 2021, on the basis of our existing time charters, approximately 50% of our vessel capacity for the remainder of 2021 are under time charter contracts or pool arrangements, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

•
Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2020 called for a reduction of approximately 27% of our debt by the end of 2021 and an additional reduction of about 9% by the end of 2022 for a total of 36% reduction over the next two years, excluding any new debt that we assumed or may assume. In January and February 2021, we refinanced the outstanding loans of three of our vessels, with new loans of $31.7 million, after repaying the outstanding loans of the vessels of $25.8 million as of the date of refinancing. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.
•
Environmental, Social and Governance (ESG) Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2021 we are implementing technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees.

Our Customers
We have well-established relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. Our major charterer customers during the last three years include Klaveness, Quadra, Guardian pool, Ausca, Amaggi, Norden, Panocean and Cargill amongst others. We are a relationship driven company, and our top five customers in 2020 include four of our top five customers from 2019 (Klaveness, Quadra, Guardian pool and Panocean) and three from 2018 (Klaveness, Guardian and Panocean). Our top five customers accounted for approximately 77% and 81% of our revenues in 2020 and 2019, respectively.  In 2020, Klaveness, Quadra and Guardian pool accounted for 23%, 19% and 14% of our revenues, respectively, whereas in 2019, the same customers accounted for 35%, 16% and 15% of our revenues, respectively. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although such a rate could be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the COVID-19 outbreak.
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

There are five main classes of drybulk carriers — Handysize, Handymax, Panamax, Kamsarmax and Capesize. These classes represent the sizes of the vessel carrying the cargo in terms of deadweight (dwt) capacity, which is defined as the total weight including cargo that the vessel can carry when loaded to a defined load line of the vessel. Handysize vessels are the smallest of the five categories and include those vessels weighing up to 40,000 dwt. Handymax carriers are those vessels that weigh between 40,000 dwt and 60,000 dwt, while Panamax vessels are those ranging from 60,000 dwt to 80,000 dwt. Vessels over 80,000 dwt are called Kamsarmax vessels, while vessels over 100,000 dwt are called Capesize vessels (mini-Capes 100-140,000 dwt).

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

A COA is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which a specific cargo will be carried over a specified period of time. COAs benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COAs benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system by which each participating vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and COAs with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2017, however, they remained below profitable levels for most of the year. In 2018 the charter rates improved significantly before turning back to the 2017 levels at the beginning of 2019. Gradually during the year, the BDI turned to a six-year high, and peaked at the beginning of September 2019. However, by the end of the year, the BDI returned to 2017 levels and continued to decline even further in early 2020. Pressure on bulker demand was notable even before the impact of the COVID-19 pandemic, as iron ore exports were running low in certain areas of the world, and coal and minor bulk trade were under pressure, partially caused by the COVID-19 pandemic, among other factors. Fuel prices for vessels that had not undergone scrubber retrofitting also increased due to the implementation of the IMO 2020 regulation. Despite the turbulence in drybulk trade due to the COVID-19 pandemic in the first half of 2020, there were some improvements in the second half of the year. By November 2020, the market strength eased off but starting in December of 2020, and continuing in 2021, it strengthened again reaching its highest levels since 2010 by the end of March 2021, then retreating to levels still amongst the highest of the last decade by mid-April 2021. The development of charter rates is dependent on the supply of and demand for drybulk vessels. Demand for vessels depends on the international trade of drybulk commodities which, in turn, is affected by the economic growth, infrastructure investment and industrial production of major importing regions like Europe and Far East amongst others as well as the production of drybulk commodities by exporters like Brazil, Australia, South Africa, Argentina and Russia amongst others. During 2017, global seaborne drybulk trade growth (in tons) reached 4.1% according to industry analysts, the highest annual growth since 2014, however, trade growth in 2018 decreased to 2.5% and further decreased to 0.5% in 2019. The significant effects of the COVID-19 pandemic reflected negatively on drybulk seaborne trade growth, which shrunk to an estimated -2.9% in 2020, but is expected to grow to 4.0% in 2021. According to the International Monetary Fund’s world economic growth forecast as of January 2021, trade growth is projected to increase to 8.1% for 2021 and 6.3% for 2022, indicating a boost in macroeconomic environment for drybulk seaborne trade growth.

At the same time, the supply of drybulk vessels cannot be changed drastically in the short term as it takes about nine months to build a ship and, usually, there is a lag of, at least, fifteen to eighteen months between placing an order to build a vessel and its delivery. In the near term, supply is limited by the existing number of vessels and can only be adjusted by increasing or decreasing the operating speed of a vessel but various economic and operational factors could limit the range of such adjustments. As of March 31, 2021, the backlog of vessels under construction ("orderbook") is about 5.6% of the fleet and it is scheduled to be delivered mostly over the next two years. This level of orderbook reflects lower newbuilding orders placed between 2017 and 2018 due to the depressed charter rates in those years and will limit supply growth during 2021 and 2022. Most of the orderbook is concentrated on Capesize vessels (5.9% of the Capesize fleet), while vessels below 100,000 dwt, the segment in which our vessels compete, face an orderbook of about 5.4% of the fleet and, consequently, less supply growth. The above levels of orderbook indicate that growth of fleet is likely to contract, thus, providing a foundation for charter rates to regain positive levels.

Typically, periods of high charter rates result in an increased rate of new vessel ordering, often more than what the demand levels warrant; these vessels begin to be delivered eighteen months or more later when demand growth for vessels often slows down creating oversupply and quick correction of charter rates. The cyclicality of charter rates is also reflected in vessel values.

Our Competitors

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through Eurochart S.A. (“Eurochart”), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of carriers in the drybulk sector. Ownership of drybulk carriers is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Partners Inc. (NYSE: NMM), Star Bulk Carriers Corp. (NASDAQ: SBLK), Safe Bulkers, Inc. (NYSE: SB) and Globus Maritime Limited (NASDAQ: GLBS).

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
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
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
International Maritime Organization

 The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”).  As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
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
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.
Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content.  MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
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
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.  Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles.  It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO also adopted the Bunker Convention to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system.  These amendments may be formally adopted at MEPC 76 in 2021.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this annual report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. Compliance with any new requirements of

OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.

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
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed within 2021.
International Labour Organization
The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020.   On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”).  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state.  Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
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
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies. Our vessels are currently classed with Lloyd’s Register of Shipping, Bureau Veritas, Rina, DNV and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Liberian Flag Administration to our vessels and Eurobulk, our ship management company.
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
The following table lists the upcoming intermediate or special survey for the vessels in our current fleet. Special surveys typically require drydocking of the vessels while intermediate surveys may not, depending on the age of the vessel and its condition.  The intermediate surveys listed in the table below will not require drydocking of the vessels, unless otherwise indicated below.
Vessel	Next	Type
STARLIGHT	March 2022	Intermediate Survey (Drydocking)
EIRINI P	June 2022	Intermediate Survey (Drydocking)
PANTELIS	January 2023	Special Survey
TASOS	April 2023	Special Survey
XENIA	December 2023	Intermediate Survey
ALEXANDROS P	January 2022	Special Survey
EKATERINI	May 2021	Intermediate Survey
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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations”, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
C.	Organizational structure
EuroDry is the sole owner of all outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under “Item 18. Financial Statements” and in Exhibit 8.1 to this annual report.
D.	Property, plants and equipment
We do not own any real estate property.  As part of the management services provided by Eurobulk during the period in which we have conducted business to date, we have shared, at no additional cost, offices with Eurobulk.  We do not have current plans to lease or purchase office space, although we may do so in the future.
Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, “Basis of Presentation and General Information”, of the attached Financial Statements for a listing of our vessel owning subsidiaries.  Our vessels are subject to first priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facilities.”
Item 4A.	Unresolved Staff Comments
None.
Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with “Item 3. Key Information – D. Risk Factors”, “Item 4. Business Overview”, and our financial statements and footnotes thereto contained in this annual report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read “Forward-Looking Statements” for additional information regarding forward-looking statements used in this annual report. Reference in the following discussion to “we,” “our” and “us” refer to EuroDry and our subsidiaries, except where the context otherwise indicates or requires.

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

We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings. Please see “Critical Accounting Policies”, below, for a further discussion of the consequences of selling our vessels for amounts below their carrying values.
Significant Developments in 2020
On July 6, 2020, we entered into a supplemental agreement with the National Bank of Greece S.A. to defer the last two of our 2020 loan repayments to be repaid together with the respective balloon installment. A total of $1.4 million was rescheduled to November 2021.
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
Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire either waiting to find employment, or commercial off-hire, or for reasons such as unscheduled repairs or other off-hire time related to the operation of the vessels, or operational off-hire.  We distinguish our fleet utilization into commercial and operational. We calculate our commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.  We calculate our operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.
Spot Charter Rates. We calculate spot charter rates on contracts made in the spot market for the use of a vessel for a specific voyage (“voyage charter”) to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally commits to a minimum amount of cargo and the charterer is liable for any short loading of cargo or "dead" freight. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.
Time Charter Equivalent (“TCE”). A standard maritime industry performance measure used to evaluate performance is the daily TCE. Daily TCE revenues are time charter revenues and voyage charter revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market (drybulk vessels are, generally, chartered on a time charter basis) and presents a more accurate representation of the revenues generated by our vessels. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.
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
Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period. Voyage expenses are also incurred, when our vessels are idle or are sailing for repositioning purposes or for drydocking, which we pay.
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
Dry-docking expenses. Dry-docking expenses relate to regularly scheduled intermediate survey or special survey necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Dry-docking expenses are accounted for using the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred.

General and administrative expenses. We incur expenses consisting mainly of executive compensation, share-based compensation, professional fees, directors’ liability insurance and reimbursement of our directors’ and officers’ travel-related expenses. We acquire executive services of our chief executive officer, chief financial officer, chief administrative officer, internal auditor and corporate secretary, through Eurobulk as part of our Master Management Agreement.
Interest and other financing costs. We traditionally finance vessel acquisitions partly with loan facilities on which we incur interest expense. The interest rate we pay is generally linked to the 3-month LIBOR rate, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and other financing costs over the term of the underlying obligation using the effective interest method; the un-amortized portion is written-off if the loan is prepaid early.
Gain / (Loss) on derivatives, net. We enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2) with changes in such fair value recognized in earnings under Gain / (loss) on derivatives, net, unless specific hedge accounting criteria are met.
We also take positions in FFAs with an objective to utilize those instruments as economic hedges of a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. The fair value of FFAs is treated as asset/liability until they are settled. Any such settlements by us or settlements to us under FFAs are recorded under Gain / (loss) on derivatives, net. The fair value of FFAs is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges). Our FFAs do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under Gain / (loss) on derivatives, net.
In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance.  In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short-term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under “Capital Expenditures” below).  In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts as well as the level of the new charter rates for the charters that are to expire. Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on financial and operational evaluation of such action and depend on the overall state of the drybulk vessel market, the availability of purchase candidates, available employment, anticipated drydocking cost and our general assessment of economic prospects for the sectors in which we operate.
Results from Operations
Year ended December 31, 2020 compared to year ended December 31, 2019
Time charter revenue. Time charter revenue for 2020 amounted to $23.59 million, a decrease of 18.0% compared to $28.79 million for the year ended December 31, 2019, as a result of the decrease in the average TCE our vessels earned in 2020 partly attributable to reduced economic activity, lockdowns and lower demand for movement of raw materials because of the COVID-19 pandemic (See “Operating and Financial Review and Prospects – Operating Results – COVID-19” for more information), compared to 2019.  In each year, we operated an average of 7.0 vessels. In the year 2020 our fleet had 2,483 voyage days earning revenue as compared to 2,473 voyage days earning revenue in 2019.  While employed, our vessels generated a TCE rate of $9,388 per day per vessel in 2020 compared to a TCE rate of $11,190 per day per vessel in 2019, a decrease of 16.1%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under fixed rate time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market, including time charters linked to an index and pool agreements, which is influenced by market developments.

Commissions. We paid a total of $1.31 million in charter commissions for the year ended December 31, 2020, representing 5.5% of charter revenues. This represents a decrease over the year ended December 31, 2019, where commissions paid were $1.55 million, representing 5.4% of charter revenues.
Voyage expenses. Voyage expenses for the year were $0.29 million and relate to expenses for repositioning voyages between time charter contracts, and owners’ expenses at certain ports, partly offset by gain on bunkers. For the year ended December 31, 2019, voyage expenses amounted to $1.11 million and related to expenses for repositioning voyages between time charter contracts, and owners’ expenses at certain ports. Our vessels are, generally, chartered under time charter contracts. Voyage expenses, usually, represent a small fraction (1.21% and 3.88% in 2020 and 2019, respectively) of voyage revenues.  Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $11.60 million in 2020 compared to $10.78 million in 2019.  Daily vessel operating expenses per vessel amounted to $4,529 per day in 2020 versus $4,218 per day in 2019, an increase of 7.4%, mainly due to an increase in the supply of stores and spare parts for our vessels in 2020 compared to 2019, and increased crewing costs resulting from difficulties in crew rotation due to COVID-19 related restrictions.
Related party management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2020, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $2.02 million for the year, or $788 per day per vessel. During 2019, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $1.96 million for the year, or $769 per day per vessel.
General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses.  In 2020, general and administrative expenses were comparable to the same period of 2019, at $2.3 million.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2020, three vessels underwent drydock for a total cost of $2.28 million, as compared to two vessels that underwent drydock and one vessel that underwent in-water (intermediate) survey in 2019 for a total cost of $1.67 million.
Vessel depreciation. Vessel depreciation for 2020 increased to $6.56 million, from $6.46 million in 2019. The increase is due to the increase in the cost base of our vessels due to the recent installation of ballast water treatment systems.
Interest and other financing costs. Interest expense and other financing costs for the year were $2.33 million, as compared to $3.51 million during the same period in 2019. This decrease of 33.6% is due to lower average outstanding debt and decreased LIBOR rates on our loans in 2020 compared to 2019.
Gain / (loss) on derivatives, net. In 2020, we had a realized loss of $0.13 million and an unrealized loss of $0.41 million from the mark to market valuation on our interest rate swap contracts that we entered into in August 2017, July 2018 and April 2020, compared to a realized gain of $0.02 million and an unrealized loss of $0.31 million in 2019 from the mark to market valuation on the same interest rate swap contracts entered into in August 2017 and July 2018. We enter into the interest rate swaps to mitigate our exposure to possible increases in interest rates. In 2020 we also entered into five FFA contracts. We enter into FFA contracts to mitigate our exposure to possible declines in the drybulk market rates. In 2020, we recognized a $0.25 million loss on FFA contracts ($0.13 million of which was unrealized and $0.12 million was realized). Within the first quarter of 2019, we entered into four FFA contracts. These positions all matured or were closed by October 2019 with a net realized gain of $0.7 million. In 2019 we also entered into two bunker swap contracts that resulted in a net realized gain of $0.1 million.
Dividend Series B Preferred Shares. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to June 19, 2019, the Series B Preferred Shares carried a dividend of 12% per annum, which was paid in cash. On June 18, 2019, we agreed to redeem approximately $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate for the remaining outstanding shares to 9.25% per annum until January 29, 2021, payable in cash. Thereafter, the Series B Preferred Shares would carry a rate of 14% per annum, also payable in cash. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares to have the option to pay the Preferred dividend in-kind at an annual rate of 10.25%, instead of in cash at an annual rate of 9.25%, effective April 1, 2020 until January 29, 2021. On January 29, 2021, we redeemed a net amount of $3 million of our Series B Preferred Shares and, contemporaneously agreed with our Series B Preferred Shareholders to reduce the dividend rate of our Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate will reset to 14% and will be payable in cash.  In 2020, the Company declared $1.57 million in dividends on its Series B Preferred Shares, of which $0.35 million were paid in cash and another $1.22 million were paid in-kind. In 2019, the Company declared $1.75 million in dividends on its Series B Preferred Shares, of which $0.08 million were paid in-kind, $1.31 million were paid in cash and another $0.36 million were accrued as of December 31, 2019 and were paid in the first quarter of 2020, and recorded preferred deemed dividends of $0.19 million arising out of the redemption of approximately $4.3 million of Series B Preferred Shares.
Net loss attributable to common shareholders. As a result of the above, net loss attributable to common shareholders for the year ended December 31, 2020 was $7.45 million, as compared to a net loss of $1.92 million for the year ended December 31, 2019.
Year ended December 31, 2019 compared to year ended December 31, 2018
For a discussion of the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019.
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
Impairment of vessels
We review our vessels held for use for impairment whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the vessels may not be recoverable. If indicators for impairment are present, we determine future undiscounted net operating cash flows for the related vessels and compare them to their carrying values. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, we record an impairment loss calculated by comparing the vessel’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.
The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.
The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculates the historical average rates over a 19-year period for 2020, excluding peak periods, and a 18-year period for 2019, which both start in 2002 and take into account complete market cycles, and which provide a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.
Our impairment exercise is highly sensitive on variances in the time charter rates; it also requires assumptions for:
•	the effective fleet utilization rate;
•	estimated scrap values;
•	vessel operating costs;
•	future drydocking costs; and
•	probabilities of sale for each vessel.
Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company’s past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company’s data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses escalated by 1.5% per annum and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment test, for the year ended December 31, 2020, identified five of our vessels with indication for impairment as presented in the following table. For these vessels, we performed our impairment analysis which indicated no impairment. Furthermore, we performed sensitivity analysis for the charter rates (which is the input most sensitive to variations) allowing for a decrease of up to 10% in the rates used from the third year onwards, or using the average rates from the third year onwards taken over the period after the financial crisis, from 2009 to 2020, without an impairment indication.
There can be no assurance as to how long-term charter rates and vessel values will increase as compared to their current levels and approach historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly during 2017 and the first half of 2018, gradually weakened in the second half of 2018 and through most of 2019 and 2020, and may return to their previously depressed levels which could adversely affect our revenue, profitability and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the “Item 4.B. Business Overview – Our Fleet”.

For the five vessels that as of December 31, 2020 had an impairment indication, a comparison of the average estimated daily TCE rate used in our impairment analysis with the average “break even rate” for the uncontracted period for each of the vessels is presented below:

Vessel	Charter Rate as of 12/31/2020	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2021)	Rate Year 2 (2022)	Rate Year 3+ (2023+)	Breakeven Rate (USD/day)
Eirini P*	12,139	3	8.5	12,189	12,189	15,296	11,384
Ekaterini*	13,556	3	22	13,350	13,350	16,753	9,476
Xenia*	12,522	20	20	13,350	13,350	16,753	10,463
Pantelis**	9,000	1	4	11,725	11,725	14,713	11,518
Starlight*	12,315	8	8	12,189	12,189	15,296	9,416
(*) These vessels are chartered at a market index linked rate. The charter rate as of the end of December will change based on the movement of the relevant index for the remaining contract period.
(**) Pantelis was chartered at the beginning of February at $10,450 per day and will be open to be re-chartered in May, while its sister vessel Tasos was chartered at the beginning of April at $19,750 per day.

Recent Accounting Pronouncements
Please refer to Note 2 of the financial statements included in Item 18 of this annual report for a description of recent accounting pronouncements that may apply to us.
Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.07 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
COVID-19

The COVID-19 pandemic has had and continues to have a significant negative impact on the global economy and the demand for shipping regionally as well as globally. We believe the COVID-19 pandemic has resulted in lower dry bulk rates since March 2020 than those that could have been achieved in the absence of COVID-19, given the lower demand for some of the cargoes that we and our peers carry. As a result of this disruption, global economies have ground to a halt which consequently adversely affected the derived demand for shipping transportation.

Given the uncertain nature of the socioeconomic and political circumstances arising from the COVID-19 pandemic, the duration of any business disruptions as well as any related financial impact cannot be further assessed at this point in time, but could further affect, to a lesser or more significant extent, our business, results of operations and financial condition. Accordingly, an estimate of the overall impact of COVID-19 cannot be made at this time.

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
Our total cash and cash equivalents and restricted cash at December 31, 2020 were $4.6 million, a decrease of $4.5 million from $9.1 million at December 31, 2019. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.
We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to "Item 11 – Quantitative and Qualitative Disclosures about Market Risk."
We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2021 and beyond.
Cash Flows
As of December 31, 2020, we had a working capital deficit of $13.2 million, partly due to a balloon payment on our long-term debt.  For the year ended December 31, 2020 we incurred a net loss of $5.9 million and a net loss attributable to common shareholders of $7.5 million and generated net cash from operating activities of $2.3 million. As of December 31, 2020, our cash balance amounted to $0.9 million and cash in restricted retention accounts amounted to $3.7 million. We expect our revenues to increase compared to 2020, as the negative impacts from the COVID-19 pandemic have started to subside and trade growth has resumed, which should improve demand in the drybulk market. We intend to fund our working capital requirements via cash on hand and cash flows from operations. In the event that these are not sufficient, we may use funds from debt refinancing, debt balloon payment refinancing and equity offerings and sell vessels (where equity will be released) among other options.  We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Year ended December 31, 2020 compared to year ended December 31, 2019
Net cash from operating activities.
Our net surplus from cash flows provided by operating activities for 2020 was $2.33 million as compared to a surplus $15.11 million in 2019.
The major drivers of the change of cash flows from operating activities for the year ended December 31, 2020 compared to the year ended December 31, 2019, are the following:  the decrease in market rates during the year ended December 31, 2020, which resulted in a lower TCE rate of $9,388 compared to $11,190 for the year ended December 31, 2019, and the decrease in the inflow from the “Due to related companies” balance. This effect resulted in a decrease in operating income (excluding non-cash items) to $4.06 million for the year ended December 31, 2020 from $9.65 million for the corresponding period in 2019. For the year ended December 31, 2020, we had a net working capital inflow of $0.71 million, as compared to a net working capital inflow of $7.94 million for the year ended December 31, 2019. The net working capital inflow was mainly decreased due to the increase in the amount of net disbursements made to our Managers by $6.08 million between the years ended December 31, 2020 and 2019. During 2019 there were decreased disbursements made to the Managers, in order to eliminate a large due from related companies balance, after the Spin-off, of $5.97 million as of December 31, 2018 which turned to a payable “Due to related companies” balance of $1.55 million as of December 31, 2019, as compared to a smaller increase in the “Due to related companies balance” from $1.55 million to $2.98 million in 2020. These negative effects were partly offset by the lower interest expense for the year ended December 31, 2020 compared to the corresponding period in 2019.

Net cash from investing activities.

Net cash flows used in investing activities were $0.61 million for the year ended December 31, 2020 compared to $1.11 million for the year ended December 31, 2019. The amount paid in 2020 relates mainly to the installation of ballast water treatment system on board the vessel Pantelis and other vessels improvements. The amount paid in 2019 relates to the installation of ballast water treatment systems on board the vessels Starlight and Eirini P.

Net cash from financing activities.

Net cash flows used in financing activities were $6.24 million for the year ended December 31, 2020, compared to net cash flows used in financing activities of $12.63 million for the year ended December 31, 2019. This decrease in cash flows used in financing activities of $6.39 million, compared to the year ended December 31, 2019, is mainly attributable to a decrease of $5.97 million in repayments of long-term bank loans and a $0.60 million decrease in dividends paid on the Series B Preferred Shares during the year ended December 31, 2020, compared to the same period in 2019, as well as to the redemption of $4.30 million of the Series B Preferred Shares, partly offset by $4.48 million proceeds from long term debt (net of loan arrangement fees paid) during the year ended December 31, 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

For a discussion of the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019.
Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2020, we had five outstanding floating interest-bearing loans with a combined outstanding balance of $51.4 million with margins over LIBOR ranging from 2.70% to 3.25%. These loans have maturity dates between 2021 and 2025. In January 2021, we refinanced the outstanding loans of two of our vessels, M/V Alexandros and M/V Xenia, with a new loan of $26.7 million which, after repaying the outstanding loans of the vessels, resulted in approximately $3.9 million of additional funds available to the Company. The loan is to be repaid in twenty-four consecutive quarterly installments of $0.5 million along with a balloon payment of $14.7 million to be paid together with the last installment. In February 2021, we also refinanced the outstanding loan of M/V Eirini P with a loan of $5.0 million which, after repaying the outstanding loan of the vessel, resulted in approximately $1.6 million of additional funds available to the Company. The loan will be repaid in twenty consecutive quarterly installments of $0.21 million along with a balloon payment of $0.8 million to be paid together with the last installment. The abovementioned refinancings resulted also in extension of the maturity of the respective loans between two and four years.

Our long-term debt as of December 31, 2020 comprises bank loans granted to our vessel-owning subsidiaries.

Borrower	December 31, 2020	Interest rate (margin + LIBOR)
Kamsarmax One Shipping Ltd.	9,597,000	2.95% + LIBOR
Ultra One Shipping Ltd.	13,120,000	3.25% + LIBOR
Kamsarmax Two Shipping Ltd.	14,550,000	2.80% + LIBOR
Light Shipping Ltd. / Areti Shipping Ltd. / Pantelis Shipping Corp.	10,800,000	3.25% + LIBOR
Eirini Shipping Ltd.	3,300,000	2.70% + LIBOR
	51,367,000
Less: Current portion	(14,013,835)
Long-term portion	37,353,165

A description of our loans, as of December 31, 2020, is provided in Note 7 of our attached financial statements. As of December 31, 2020, we are scheduled to repay approximately $14.0 million of the above bank loans in 2021.
Our loan agreements contain covenants.
Our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio (“loan-to-value” ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2020, we were not in default of any credit facility covenant.
Capital Expenditures
We make capital expenditures from time to time in connection with our vessel acquisitions or capital enhancements to our vessels.
In March 2017, Euroseas declared the option to build a Kamsarmax vessel which was delivered in May 2018 for $23.9 million and named Ekaterini. In November 2018, we took delivery of the Panamax drybulk carrier of 75,845 dwt built in 2004 in Japan (renamed M/V “Starlight”) for approximately $10.21 million.
We currently have no vessels scheduled for drydocking over the next 12 months (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).
Dividends
In 2018, 2019 and 2020, the Company declared no dividend on its common stock. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 18, 2019, the Board of Directors agreed to redeem approximately $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 9.25% per annum until January 29, 2021, after which it would increase to 14% per annum. From January 29, 2019 to June 19, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares to have the option to pay the preferred dividend in-kind at an annual rate of 10.25%, instead of in cash at an annual rate of 9.25%, with effect from April 1, 2020 until January 29, 2021. On January 29, 2021, we redeemed a net amount of $3 million of our Series B Preferred Shares and, contemporaneously agreed with our Series B Preferred Shareholders to reduce the dividend rate of our Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate will reset to 14% and will be payable in cash. In 2020, the Company declared $1.57 million in dividends on its Series B Preferred

Shares, of which $0.35 million were paid in cash and $1.22 million were paid in kind. Within 2019 the Company declared one dividend on its Series B Preferred Shares, amounting to $0.08 million, which was paid in-kind, and four quarterly dividends out of which $1.3 million were paid in cash and another $0.36 million were accrued and paid in the first quarter of 2020. We also recorded a preferred deemed dividend of $0.19 million arising out of the redemption of approximately $4.3 million of the Series B Preferred Shares.
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
The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of March 31, 2021, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 919.1 million dwt with another 51.4 million dwt, or about 5.6% of the present fleet capacity, on order.
The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers that were scrapped were in excess of 30 years of age.  During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. In 2016 drybulk rates decreased and scrapping activity remained strong, at close to 2015 levels. In 2017 scrapping of drybulk vessels declined to almost half of its 2016 level. 2018 saw a further decline in scrapping to 4.4 million dwt, a decline of 70% year on year, while in 2019, a total of 7.9 million dwt were scrapped. In 2020, scrapping activity almost doubled, with a total of 14.87 million dwt being scrapped. As of March 31, 2021, the year to date 2021 demolition rate is 3.59 million dwt, which represents a 27.1% decrease over the demolition rate for the corresponding period in 2020 as drybulk export disruptions have eased and economic activity has picked up since the outbreak of COVID-19.
Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. The extent to which COVID-19 will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including the high level of uncertainty relating to how the pandemic will evolve, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. The Company’s business could be materially and adversely affected by the risks, or the public perception of the risks and travel restrictions related to COVID-19. We are unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.  As of April 15, 2021, approximately 50% of our ship capacity days for the remainder of 2021 are under time charter contracts or pool arrangements. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.
E.	Off-balance Sheet Arrangements
As of December 31, 2020, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commitments
Contractual obligations are set forth in the following table as of December 31, 2020:

In U.S. dollars (US$)	Total	Less Than	One to Three Years	Three to	More Than
		One Year		Five Years	Five Years
Bank debt	51,367,000	14,013,835	17,726,890	4,476,890	15,149,385
Interest Payments (1)	6,639,000	1,977,000	2,589,000	1,283,000	790,000
Vessel Management fees (2)	5,140,000	2,100,000	3,040,000	-	-
Other Management fees (3)	3,059,000	1,250,000	1,809,000	-	-
Total	66,205,000	19,340,835	25,164,890	5,759,890	15,939,385
(1)          Assuming the amortization of the loans as of December 31, 2020 described above, each loan’s interest rate margin over LIBOR and average LIBOR rates of about 0.19%, 0.23%, 0.62%, 1.63% and 3.05% per annum for the five years, respectively, based on the LIBOR yield curve as of December 31, 2020. Also includes our obligation to make payments required as of December 31, 2020 under our interest rate swap agreements based on the same LIBOR forward rate assumptions.
(2)          Refers to our obligation for management fees we expect to incur under our Master Management agreements and management agreements with the shipowning companies in effect as of December 31, 2020 and expiring on May 30, 2023.  These agreements were renewed for five years effective May 30, 2018. The management fees have been computed for 2021 based on the agreed rate of 685 Euros per day per vessel (approximately $822). For the years after 2021 we have assumed an annual increase in the rate of 2.0% for inflation. We assumed a rate of 1.20 in the Euro to US Dollar exchange rate. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no long bear obligations and a fleet of seven vessels in 2021 and the subsequent years.
(3)          Refers to our obligation for management fees of $1.25 million per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company.  This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2022 on, we have assumed an inflation rate of 2.0% per year. The agreement expires on May 30, 2023.

G.          Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.
Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
The following sets forth the name and position of each of our directors and executive officers.
Name	Age	Position
Aristides J. Pittas	61	Chairman, President and CEO; Class C Director
Dr. Anastasios Aslidis	61	CFO and Treasurer; Class C Director
Aristides P. Pittas	69	Vice Chairman; Class C Director
Stephania Karmiri	53	Secretary
Panagiotis Kyriakopoulos	60	Class A Director
George Taniskidis	60	Class B Director
Apostolos Tamvakakis	63	Class B Director
Christian Donohue	53	Series B Director

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
Dr. Anastasios Aslidis has been the Chief Financial Officer and Treasurer and a member of the Board of Directors of EuroDry since May 5, 2018. He is also member of the Board of Directors, Treasurer and Chief Financial Officer of Euroseas since September 2005. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft Inc., an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 30 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising on strategy development, asset selection and investment timing. Dr. Aslidis holds a Ph.D. in Ocean Systems Management (1989) from the Massachusetts Institute of Technology, M.S. in Operations Research (1987) and M.S. in Ocean Systems Management (1984) also from the Massachusetts Institute of Technology, and a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983).
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
George Taniskidis has been a member of the Board of Directors of EuroDry since May 5, 2018. He has also been a member of the Board of Directors of Euroseas since its inception on May 5, 2005. He is the Chairman of Optima Bank and Chairman of Core Capital Partners, a consulting firm specializing in debt restructuring. He was Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey) until May 2010. He was also a member of the Executive Committee and the Board of Directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.
Apostolos Tamvakakis has been a member of the Board of Directors of EuroDry since May 5, 2018. He has also been a member of the Board of Directors of Euroseas since June 25, 2013. From January 2015 to February 2017 he was independent non-executive Vice Chairman of the Board of Directors of Piraeus Bank. Since July 2012 he participated as a Member of the Board of Directors and Committees in various companies. From December 2009 to June 2012, Mr. Tamvakakis was appointed Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group and from March 2009 to December 2009, he served on the management team of the Geneva-based Latsis Group, as Head of Strategy and Business Development. From October 1998 to April 2004, he served as Deputy CEO of National Bank of Greece. Prior to that, he worked as Deputy Governor of National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at Hellenic Investment Bank and as Planning Executive at Mobil Oil Hellas. He also served as Vice-Chairman of Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, AVIS (Greece), ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. He is the Chairman and Managing Partner of EOS Capital Partners Alternative Investment Fund Manager, the investment manager of a private equity fund “EOS Hellenic Renaissance Fund”. He holds the positions of Vice Chairman of Gek Terna, Member of the BoD of Quest Holdings, Chairman of the Liquidations Committee of PQH Single Special Liquidation S.A. and member of the Marketing Commission of the Hellenic Olympic Committee. He is a graduate of the Athens University of

Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and economics.
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
Executive Compensation
We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for inflation in the Eurozone to account for the increased management cost associated with us being a public company and other services to our subsidiaries. During 2020, under this Master Management Agreement, as amended, we paid Eurobulk $1,250,000 for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor. As of January 1, 2021, this fee remained the same at $1,250,000.
Director Compensation
Our directors who are also our officers or have executive positions or beneficially own greater than 10% of the outstanding common shares receive no compensation for serving on our Board of Directors or its committees.
Directors who are not our officers, do not have any executive position or do not beneficially own greater than 10% of the outstanding common shares receive the following compensation: an annual retainer of $7,500, plus $1,875 for attending a quarterly meeting of the Board of Directors, plus an additional retainer of $3,750 if serving as Chairman of the Audit Committee. They also participate in the Company’s Equity Incentive Plan.
All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.
Equity Incentive Plan
In May 2018, our Board of Directors approved an equity incentive plan. The equity incentive plan is administered by the Board of Directors which can make awards totaling in aggregate up to 150,000 shares over five years after the equity incentive plan’s adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the equity incentive plan.  Awards may be made under the equity incentive plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.
On November 21, 2018, the Board of Directors awarded 25,090 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2019, and the remainder vested on November 16, 2020.
On November 4, 2019, the Board of Directors awarded 24,710 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2020 and the remainder will vest on July 1, 2021.
On November 5, 2020, the Board of Directors awarded 44,900 of shares to our directors, officers and key employees of Eurobulk, 50% of which will vest on November 16, 2021, and the remainder will vest on November 16,

2022. There were 1,314 shares that were forfeited due to employee termination. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.
C.          Board Practices
The current term of our Class A director expires in 2021, the term of our Class B directors expires in 2022 and the term of our Class C directors expires in 2023.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
Our Board of Directors does not have separate compensation or nomination committees, and instead, the entire Board of Directors performs those responsibilities.
Audit Committee
We currently have an Audit Committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The members of the Audit Committee are Mr. Panagiotis Kyriakopoulos (Chairman and “audit committee financial expert” as such term is defined under SEC regulations), Mr. Apostolos Tamvakakis and Mr. George Taniskidis.
Code of Ethics
We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: http://www.eurodry.gr under “Corporate Governance.”
Corporate Governance
Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. We are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq’s corporate governance rules are described below.
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
D.          Employees
We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2020, approximately 62 officers and 98 crew members served on board the vessels in our fleet.
E.          Share Ownership
With respect to the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group, see “Item 7. Major Shareholders and Related Party Transactions”.
All of the shares of our common stock have the same voting rights and are entitled to one vote per share.
Equity Incentive Plan
See Item 6.B of this annual report, “Compensation.”
Options
No options were granted during the fiscal year ended December 31, 2020. There are currently no options outstanding to acquire any of our shares.
Warrants
We do not currently have any outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Stockholders
The following table sets forth certain information regarding the beneficial ownership of our voting stock as of March 31, 2021 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting of Common Stock (13)	Number of Shares of Voting Series B Preferred Stock Beneficially Owned (14)	Percent of Voting of Series B Preferred Shares (14)	Number of Shares of Voting Common Stock Beneficially Owned Upon Conversion; 50% Voting Before Conversion	Percent of Total Voting Securities
Dry Friends Investment Company Inc(2)	855,613	36.4%			855,613	30.8%
Tennenbaum Opportunities Fund VI, LLC (3, 4)	58,320	2.5%	8,849	65.0%	337,998	12.2%
Tennenbaum Opportunities Partners V, LLC (3)	121,680	5.2%			121,680	4.4%
Family United Navigation Co	350,673	14.9%			350,673	12.6%
Preferred Dry Friends Investment Company Inc(4)	-	-	4,757	35.0%	150,348	5.4%
Aristides J Pittas(5)	36,014	1.5%			36,014	1.3%
George Taniskidis(6)	1,500	*			2,224	*
Panagiotis Kyriakopoulos(7)	11,797	*			11,297	*
Aristides P Pittas(8)	8,653	*			7,123	*
Anastasios Aslidis(9)	13,500	*			13,500	*
Apostolos Tamvakakis(10)	3,983	*			2,686	*
Christian Donohue	-	*			-	*
Stephania Karmiri(11)	-	*			-	*
Symeon Pariaros(12)	5,797	*			5,797	*
All directors and officers and 5% owners as a group	1,465,427	62.5%	13,606	100.0%	2,778,242	68.3%
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

(2)
Represents shares of common stock held of record by Dry Friends. A majority of the shareholders of Dry Friends are members of the Pittas family. Investment power and voting control by Dry Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Dry Friends may be taken by a majority of the members on its Board of Directors.

(3)
Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC, which are the registered holders of the Common Shares and Series B Preferred Shares of EuroDry Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. Tennenbaum Capital Partners, LLC is indirectly controlled by BlackRock, Inc., which may be deemed to have beneficial ownership of shares beneficially owned by Tennenbaum Capital Partners, LLC. The address of Tennenbaum Opportunities Partners V, LP, Tennenbaum Opportunities Fund V, LLC and Tennenbaum Capital Partners, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC currently hold (a) 180,000 shares of common stock and (b) 8,849 Series B Preferred Shares that are convertible into 279,678 shares of common stock.

(4)
Common shares are issuable upon conversion of Series B Preferred Shares (or any convertible notes into which the Series B Preferred Shares may convert) owned by this shareholder (based on the current conversion ratio).

(5)
Does not include 84,172 shares of common stock held of record by Dry Friends, by virtue of ownership interest in Dry Friends by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,794 Series B Preferred Shares held of record by Preferred Dry Friends Investment Company Inc., by virtue of ownership interest in Preferred Dry Friends Investment Company Inc. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,800 shares vesting on July 1, 2021, 5,400 shares vesting on November 16, 2021 and 5,400 shares vesting on November 16, 2022.

(6)
Does not include 4,086 shares held of record by Dry Friends, by virtue of Mr. Taniskidis’ ownership in Dry Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 125 Series B Preferred Shares held of record by Preferred Dry Friends Investment Company Inc., by virtue of ownership interest in Preferred Dry Friends Investment Company Inc. by Mr. Taniskidis and members of his family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 300 shares vesting on July 1, 2021, 600 shares vesting on November 16, 2021 and 600 shares vesting on November 16, 2022.

(7)	Includes 300 shares vesting on July 1, 2021, 600 shares vesting on November 16, 2021 and 600 shares vesting on November 16, 2022.
(8)
Does not include 210,889 shares of common stock held of record by Dry Friends and Family United Navigation Co., by virtue of ownership interest in Dry Friends and Family United Navigation Co. of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 104 shares of Series B Preferred stock held of record by Preferred Dry Friends Investment Company Inc., by virtue of ownership interest in Preferred Dry Friends Investment Company Inc.by Mr. Pittas and members of his family. Includes 770 shares vesting on July 1, 2021, 1,500 shares vesting on November 16, 2021 and 1,500 shares vesting on November 16, 2022.

(9)	Includes 1,900 shares vesting on July 1, 2021, 3,650 shares vesting on November 16, 2021 and 3,650 shares vesting on November 16, 2022.
(10)	Includes 300 shares vesting on July 1, 2021, 600 shares vesting on November 16, 2021 and 600 shares vesting on November 16, 2022.
(11)
Does not include 112 shares of common stock held of records by Dry Friends, by virtue of Mrs. Karmiri’s ownership in Dry Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(12)	Includes 300 shares vesting on July 1, 2021, 600 shares vesting on November 16, 2021 and 600 shares vesting on November 16, 2022.
(13)	Voting stock includes 56,745 unvested shares for a total of 2,348,216 issued and outstanding shares of the Company as of March 31, 2021.
(14)	As of March 31, 2021, Series B Preferred Shares vote on an as-converted basis weighted by 50%.

B.	Related Party Transactions
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
EuroDry signed new Master Management Agreements (“MMAs”) with the Managers which took effect after the completion of the Spin-off. Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual executive compensation and a daily management fee per vessel managed. The amount of such executive compensation allocated to the Company prior to the Spin-off was based on the proportion of the number of calendar days that related to EuroDry's vessels to the number of days of the entire fleet of Euroseas. For the Company post Spin-off the annual compensation for such services was set at $1,250,000. This amount was $731,456, $1,250,000 and $1,250,000 for 2018, 2019 and 2020, respectively. Our Master Management Agreement is substantially similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas.  The Master Management Agreement is terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party.  The management agreements between Eurobulk FE and the ship-owning companies follow substantially the same terms of the similar agreements with Eurobulk.
The EuroDry Master Management Agreement ("MMA") with the Managers provides for an annual adjustment of the daily vessel management fee due to inflation in the Eurozone to take effect on January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee. This MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship-owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Managers, a management agreement with the rate and term of these agreements set in the MMA effective at such time.
The MMA was amended and restated on January 1, 2012 to reflect a 5% discount on the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 ("volume discount"). The daily vessel management fee was set at 685 Euros per day per vessel in operation and 342.50 Euros per day per vessel in lay-up after the 5% discount. The MMA was renewed on January 1, 2018 for an additional five-year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euros 685 for the years ended December 31, 2018, 2019 and 2020, and will be adjusted annually for inflation in the Eurozone. Vessel management fees paid to the Managers amounted to $1,701,340, $1,964,536 and $2,018,800 in 2018, 2019 and 2020, respectively. The fee remains unchanged for 2021.
The management of the M/V “Xenia”, M/V “Alexandros P.”, M/V “Tasos” and M/V “Ekaterini” is performed by Eurobulk FE, which provides technical, commercial and accounting services. The remaining fleet (M/V “Pantelis, M/V “Eirini P.” and M/V “Starlight”) is managed by Eurobulk.
We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2018, 2019 and 2020 Eurochart received $324,178, $359,868 and $294,933, respectively, for chartering services calculated at 1.25% of chartering revenues. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire.
Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on premium not exceeding 5%, respectively.
Aristides J. Pittas is currently the Chairman of each of Eurochart and Eurobulk, all of which are our affiliates.
We have entered into a registration rights agreement with Friends, which registration rights were transferred to Dry Friends, our largest shareholder, pursuant to which we granted Dry Friends the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Dry Friends. Under the registration rights agreement, Dry Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Dry Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.
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
The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter and the related dividends would be payable in cash. On June 18, 2019, the Board of Directors agreed to redeem approximately $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 9.25% per annum until January 29, 2021, after which it would increase to 14% per annum, payable in cash. From January 29, 2019 to June 19, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares to have the option to pay the preferred dividend in-kind at an annual rate of 10.25%, instead of in cash at an annual rate of 9.25%, with effect from April 1, 2020 until January 29, 2021. On January 29, 2021, the Board of Directors agreed to redeem a net amount of $3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate will reset to 14% and will be payable in cash. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Company declared $1.57 million in dividends on its Series B Preferred Shares during 2020, of which $0.35 million were paid in cash and another $1.22 million were paid in-kind, and $1.75 million in dividends on its Series B Preferred Shares during 2019, of which $0.08 million were paid in-kind, $1.31 million were paid in cash, and another $0.36 million were accrued as of December 31, 2019 and were paid in the first quarter of 2020. In addition, $0.19 million of preferred deemed dividends were recorded in 2019 as a result of the redemption of $4.3 million of the Series B Preferred Shares, representing the difference between (1) the fair value of the consideration transferred to the holders of the EuroDry Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs).

B.	Significant Changes
Series B Preferred Shares
The Series B Preferred Shares paid dividends in-kind until January 29, 2019 (rather than in cash). After that date, dividends to holders of the Series B Preferred Shares were paid in cash until March 31, 2020. On April 1, 2020, the Company agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 10.25% per annum, or 9.25% per annum if paid in cash, until January 29, 2021, after which it was set to increase to 14% per annum. On January 29, 2021, we redeemed a net amount of $3 million of our

Series B Preferred Shares and, contemporaneously agreed with our Series B Preferred Shareholders to reduce the dividend rate of our Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate will reset to 14% and will be payable in cash. The partial redemption and the reduction of the dividend rate for two years will result in about $0.50 per share higher earnings per year over the next two years and $0.18 higher earnings per share thereafter.
Loan Refinancings
In January 2021, we refinanced the outstanding loans of two of our vessels, the M/V Alexandros and M/V Xenia, with a new loan of $26.7 million which, after repaying the outstanding loans of the vessels, resulted in approximately $3.9 million of additional funds available to the Company. The loan is payable in twenty-four consecutive quarterly installments of $0.5 million along with a balloon payment of $14.7 million to be paid together with the last installment.
In February 2021, we refinanced the outstanding loan of M/V Eirini P with a loan of $5 million which, after repaying the outstanding loan of the vessel, resulted in approximately $1.6 million of additional funds available to the Company. The loan is payable in twenty consecutive quarterly installments of $0.21 million along with a balloon payment of $0.8 million to be paid together with the last installment.
Item 9.	The Offer and Listing
A.	Offer and Listing Details
The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "EDRY" since May 31, 2018.
B.	Plan of Distribution
Not Applicable.
C.	Markets
The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "EDRY" since May 31, 2018.  Our shares began trading on the Nasdaq Global Market on May 24, 2018 under the symbol “EDRYV" and continued through the close of trading on May 30, 2018. Beginning on May 31, 2018, "when-issued" trading under the symbol “EDRYV" ended and EuroDry Ltd. begun "regular-way" trading on the NASDAQ under the symbol “EDRY".
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
Common Stock
As of March 31, 2021, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share, of which there are 2,348,216 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.
Preferred Stock
As of March 31, 2021, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are 13,606 shares issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. Additional Series B Convertible Preferred Shares were issued when dividends to preferred shares were paid in-kind (see below).
The Series B Preferred Shares paid dividends in-kind, quarterly in arrears until January 29, 2019 at a rate of 5% per annum, depending on the trading price of the Company's common stock. The first payment of dividend was made in-kind on June 30, 2018 at a dividend rate of 5%, followed by another two quarterly dividends in-kind at the same dividend rate. The Series B Preferred Shares dividend rate was set to increase to 12% per annum from January 29, 2019 to January 29, 2021 and to 14% per annum thereafter, and the related dividends would be payable in cash. On June 18, 2019, the Board of Directors agreed to redeem $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate for the remaining outstanding shares. After the agreed redemption, there were $15.4 million face value of Series B Preferred Shares outstanding. In parallel with the redemption, the holders of the remaining Series B Preferred Shares agreed to reduce the annual dividend to 9.25% until January 29, 2021, thereafter increasing it to 14% per annum, payable in cash. From January 29, 2019 to June 18, 2019, the dividend rate was 12% per annum. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares to have the option to pay the preferred dividend in-kind at an annual rate of 10.25%, instead of in cash at an annual rate of 9.25%, with effect from April 1, 2020 until January 29, 2021. On January 29, 2021, the Board of Directors agreed to redeem a net amount of $3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate will reset to 14% and will be payable in cash. The terms of the Series B Preferred Shares after the agreed-upon redemption and simultaneous reduction of dividend rate, remain the same. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis.

The Series B Preferred Shares can be converted into common shares of the Company at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met, including the Company’s common stock trading that a volume-weighted average price of $25.00 (subject to adjustment), the Company having sold its common stock in a public offering at a per share price of at least $25.00 (subject to adjustment) resulting in gross proceeds of at least $20 million and an effective registration statement for the common stock into which the Series B Preferred Shares would convert being effective. Each Series B Preferred Share is convertible into common stock at an initial conversion price of $31.64 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.
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
Our Board of Directors is divided into three classes as set out below in “Classified Board of Directors.” Each director, except the Series B Director, is elected to serve until the third succeeding annual meeting after his election and until his successor shall have been elected and qualified, except in the event of his death, resignation or removal.
Our Series B Director was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. The holders of Series B Preferred Shares have the right, voting separately as a class, to nominate and elect one member of the Board of Directors (the “Series B Director”) who shall (i) have no family relationship with any other officer or director of the Corporation; (ii) be independent pursuant to the rules of Nasdaq if the Corporation is required to be subject to the rules of Nasdaq requiring a listed company to maintain a majority independent board; and (iii) be determined by the Board of Directors to meet its nominating standards.  The Series B Director shall be elected by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares. Any Series B Director elected as provided herein may be removed and replaced at any time by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares.  Upon any termination of the right of the holders of the Series B Preferred Shares to vote as a class for a Series B Director, the term of office of the Series B Director then in office elected by such holders voting as a class shall terminate immediately and the number of directors constituting the Board of Directors shall automatically be reduced by one.  The Series B Director is entitled to one vote on any matter before the Board of Directors.  The Series B Director is not entitled to remuneration by the Corporation for acting as director, but is entitled to the reimbursement of reasonable expenses, including all out-of-pocket expenses, incurred in connection therewith. The right of the Holders of Series B Preferred Shares to elect a member of the Board of Directors shall terminate once Tennenbaum Opportunities Fund VI, LLC, a fund managed by TCP, and allowed transferees no longer hold at least 65% of the number of shares of Common Stock (on an as-converted basis) that the Series B Preferred Shares acquired by Tennenbaum Opportunities Fund VI, LLC would have converted into at the time of purchase.

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
Dissenters’ Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company’s shares are primarily traded on a local or national securities exchange.
Shareholders Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Limitations on Liability and Indemnification of Officers and Directors
The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our bylaws, as amended, include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
Our bylaws, as amended, provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
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
Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our bylaws, as amended, provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws, as amended, also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Certain Business Combinations
Our amended and restated articles of incorporation also prohibit us, subject to several exclusions, from engaging in any “business combination” with any interested shareholder for a period of three years following the date the shareholder became an interested shareholder.
Shareholders’ Rights Plan
We adopted a shareholders’ rights plan on May 5, 2018. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 30, 2028 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. A copy of the plan is filed as Exhibit 2.5 to this Annual Report on Form 20-F.

C.	Material Contracts
We have a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing”, and Note 7 of our attached financial statements.
We are a party to a registration rights agreement with Friends, which was transferred to Dry Friends. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Furthermore, we are a party to a registration rights agreement with TCP and a registration obligation agreement with two funds managed by TCP. For a discussion of these agreements, please see the section of this annual report entitled “Item 3—Key Information—D. Risk Factors—Company Risk Factors—Future sales of our stock could cause the market price of our common stock to decline.”
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
United States Federal Income Tax
The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section. References in the following discussion to “we” and “us” are to EuroDry and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States exclusive of certain U.S. territories and possessions constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
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
•	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and
either
•
more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands and Liberia, the jurisdictions where we and our shipowning subsidiaries were incorporated during 2018, each grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
We do not believe that we can establish that we satisfied the 50% Ownership Test for the 2020 taxable year due to the widely-held nature of our stock.
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
The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." We intend to take the position that our common stock, which is listed on the Nasdaq Capital Market constituted more than 50% of our outstanding shares by value and total combined voting power for the 2020 taxable year. Accordingly, we intend to take the position that we satisfied the listing threshold for the 2020 taxable year.  However, it is possible that our common stock may come to constitute 50% or less of our outstanding shares by value in a future taxable year in which case we may not be able to satisfy the listing threshold or the Publicly Traded Test.
Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, to which we refer as the “Five Percent Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock, or “5% Shareholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.  In the event the Five Percent Override Rule is triggered, the regulations provide that the Five Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common stock for more than half the number of days during the taxable year.
We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2020 taxable year because the nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2020 United States federal income tax returns.
Taxation in Absence of Exemption
To the extent the benefits of Section 883 are unavailable for any taxable year, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the “4% gross basis tax regime”. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, we may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.
Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:
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

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we do not anticipate that any of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
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
United States Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.
This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, persons required to recognize income for United States federal income tax purposes no later than when such income is reported on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock. This discussion does not address the tax consequences of owning our preferred stock.
If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which our common stock is listed), (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our common stock became listed on the Nasdaq Capital Market were not eligible for these preferential rates.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any “extraordinary dividend” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Common Stock
Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for

United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
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
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a U.S. Holder’s holding period in our common stock, then such U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund,” which election we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.  In addition, if we were to be treated as a PFIC, a U.S. Holder of our common stock would be required to file annual information returns with the IRS.
In addition, if a U.S. Holder owns our common stock and we are a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.
U.S. Holders Making a Timely QEF Election
A U.S. Holder who makes a timely QEF election with respect to our common stock, or an Electing Holder, would report for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder.  Our net operating losses or net capital losses would not pass through to the Electing Holder and will not offset our ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock).  Distributions received from us by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of our ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common stock would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in the common stock.  An Electing Holder would generally recognize capital gain or loss on the sale or exchange of common stock.
U.S. Holders Making a Timely Mark-to-Market Election
A U.S. Holder who makes a timely mark-to-market election with respect to our common stock would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common stock at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common stock. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election.  A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock.
U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election
A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election, which we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (ii) any gain realized on the sale or other disposition of the common stock. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common stock; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning the common stock, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of that common stock.
United States Federal Income Taxation of “Non-U.S. Holders”
A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”
Dividends on Common Stock
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common Stock
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:
•
such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

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
Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the shareholder’s United States federal income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a United States financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.
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
We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. Effective on August 8, 2017, Euroseas Ltd. (our parent company before the Spin-off) entered into an interest rate swap with HSBC Bank Plc. ("HSBC") for a notional amount of $5.0 million, in order to manage interest costs and the risk associated with changing interest rates of the loans associated with M/V "Eirini P.", M/V "Tasos" and M/V "Pantelis" which was allocated to the Company. Under the terms of the swap, HSBC makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays an adjustable rate averaging 1.93% (more specifically, the Company pays the fixed rate of 1.40% until August 8, 2018, 1.75% until August 8, 2019, 1.85% until August 8, 2020 and then 2.32% until August 8, 2022) based on the notional amount. The swap is effective from August 8, 2017 to August 8, 2022. As of May 30, 2018, the swap agreement was novated to EuroDry.
On July 24, 2018, EuroDry Ltd. entered into an interest rate swap with HSBC for a notional amount of $5.0 million, with inception date on July 24, 2018 and maturity date on July 24, 2023. Under this contract, HSBC makes a quarterly payment to EuroDry equal to the 3-month LIBOR while EuroDry pays a fixed rate of 2.93% based on the notional amount.
On April 9, 2020, EuroDry Ltd. entered into an interest rate swap with HSBC for a notional amount of $10.0 million, with inception date on April 15, 2020 and maturity date on April 15, 2025. Under this contract, HSBC makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 0.74% based on the notional amount. The swap is effective from April 30, 2020 to April 30, 2025.
As at December 31, 2020, our average debt coverage for 2021 was approximately 44% and for the two-year period of 2022 and 2023 was approximately 54%.
As at December 31, 2020, we had $51.4 million of floating rate debt outstanding with margins over LIBOR ranging from 2.70% to 3.25%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and decreased our cash flows in the twelve-month period ended December 31, 2020 by approximately $536,300 assuming the same debt profile throughout the year.
The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2020 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.
Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2021	474,818	(200,000)
2022	355,839	(180,417)
2023	251,455	(128,333)
2024	185,071	(100,000)
2025 and thereafter	315,925	(33,333)

Inflation Risk
The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.
Foreign Exchange Rate Risk
The international drybulk shipping industry’s functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but, in 2020, incurred approximately 18% of our vessel operating expenses (excluding depreciation) in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 1% in 2020) are mainly in Euros and some other currencies. On December 31, 2020, approximately 27% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the year ended December 31, 2020 was $0.02 million. Net foreign exchange gain for the year ended December 31, 2019 was marginal, and for the year ended December 31, 2018 was $0.01 million.
A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2020, would have increased our operating expenses by approximately $0.25 million and the fair value of our outstanding trade accounts payable by approximately $0.03 million.
Item 12.	Description of Securities Other than Equity Securities
Not Applicable.
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
We adopted a shareholders’ rights plan on May 5, 2018 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 30, 2018. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 30, 2028 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders’ rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance.

Item 15.	Controls and Procedures
(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2020. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b)     Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified in Exchange Act Rule 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its consolidated financial statements.

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 using the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013, published in its report entitled 2013 Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2020.

(c)       Attestation Report of the Registered Public Accounting Firm

This annual report does not contain an attestation report of our registered public accounting firm regarding internal control over financial reporting as the Company is an emerging growth company and is exempt from this requirement.

(d)      Changes in Internal Control over Financial Reporting

No significant change in the Company’s internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
Item 16A.          Audit Committee Financial Expert
Our Board of Directors has determined that all the members of our Audit Committee qualify as financial experts and they are all considered to be independent according to Nasdaq and SEC rules.  Mr. Panagiotis Kyriakopoulos serves as the Chairman of our Audit Committee and as the Audit Committee’s financial expert with Mr. Apostolos Tamvakakis and Mr. George Taniskidis as members.
Item 16B.          Code of Ethics
We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website, www.eurodry.gr, under “Corporate Governance”.
Item 16C.          Principal Accountant Fees and Services
Our principal auditors, Deloitte Certified Public Accountants, S.A. have charged us for audit, audit-related and non-audit services as follows:
	2019 (dollars in thousands)	2020 (dollars in thousands)
Audit Fees	$155	$176
Audit related fees	_	_
Tax fees	_	_
All other fees / expenses	_	_
Total	$155	$176

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
Not Applicable.

Item 16F.          Change in Registrant’s Certifying Accountant
None.
Item 16G.          Corporate Governance
Please see Item 6.C. Board Practices - Corporate Governance.
OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.
Item 16H.          Mine Safety Disclosure
Not Applicable.
PART III
Item 17.	Financial Statements
See Item 18.
Item 18.	Financial Statements
The financial statements set forth on pages F-1 through F-46, together with the report of independent registered public accounting firm, are filed as part of this annual report.
Item 19.	Exhibits
1.1	Amended and Restated Articles of Incorporation of EuroDry Ltd. (1)
1.2	Amended and Restated Bylaws of EuroDry Ltd. (2)
2.1	Specimen Common Stock Certificate (2)
2.2	Specimen Series B Preferred Share Certificate (2)
2.3	Form of Registration Rights Agreement by and among EuroDry Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (2)
2.4	Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of EuroDry Ltd. (3)
2.5	Shareholders Rights Agreement between EuroDry Ltd. and American Stock Transfer and Trust Company, LLC (3)
2.6	Form of Contribution Agreement between EuroDry Ltd. and Euroseas Ltd. (2)
4.1	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Ltd. (2)
4.2	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Far East (2)
4.3	EuroDry 2018 Equity Incentive Plan (2)
4.4	Form of Standard Ship Management Agreement (2)
4.5	Form of Current Time Charter (2)
4.6	Financial Agreement between Ultra Two Shipping Ltd, as borrower, and HSBC Bank Plc, as lender, relating to a term loan facility of up to US$19,950,000 dated January 12, 2015 (2)
4.7	Loan Agreement between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 dated February 17, 2016 (2)
4.8	Form of Supplemental Agreement Letter between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 (2)
4.9	Form of Second Supplemental Agreement between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 (2)
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

4.17	Loan Agreement between Ultra One Shipping Ltd., as borrower, and Eurobank Ergasias S.A., as arranger, account bank, agent and security trustee, relating to a term loan of up to US$15,000,000 (4)
4.18	Guarantee between EuroDry Ltd., as guarantor, and Eurobank Ergasias S.A., the Security Trustee, for up to $15,000,000, dated October 1, 2018 (5)
4.19
Loan Agreement between Pantelis Shipping Corp., Areti Shipping Ltd. and Light Shipping Ltd., as joint and several borrowers, and National Bank of Greece S.A., as lender, relating to a loan facility of up to US$15,000,000 (4)

4.20	Guarantee between EuroDry Ltd., as guarantor, and National Bank of Greece S.A., as lender, for up to $15,000,000, dated November 27, 2018 (5)
4.21	First Preferred Mortgage by Kamsarmax Two Shipping Ltd, as owner, in favour of HSBC Bank plc, as mortgagee, relating to Ekaterini, dated May 7, 2018 (5)
4.22	Term Loan Facility Agreement between Kamsarmax Two Shipping Ltd, as borrower, and HSBC Bank plc, as original lender, for up to $18,400,000, dated April 26, 2018 (5)
4.23	Secured Loan Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for up to $4,500,000, dated May 20, 2019 (5)
4.24
Guarantee between EuroDry Ltd., as guarantor, and HSBC Bank plc, as lender, relating to Secured Loan Agreement between Eirini Shipping Ltd, as borrower, and HSBC Bank plc, as lender, for up to $4,500,000, dated May 20, 2019 (5)

4.25
Form of Supplemental Loan Agreement between Pantelis Shipping Corp., Areti Shipping Ltd., Light Shipping Ltd., as joint and several Borrowers, and EuroDry Ltd., as Guarantor, and National Bank of Greece S.A. as Lender, dated July 6, 2020, relating to a loan agreement dated November 27, 2018 in respect of a term loan facility of (originally) US$15,000,000.

4.26
Loan Agreement between Ultra One Shipping Ltd. and Kamsarmax One Shipping Ltd., as Borrowers, and Eurobank S.A. as Lender, Arranger, Account Bank, Agent and Security Trustee, relating to a secured term loan facility of up to US$26,700,000, dated January 27, 2021

4.27
Guarantee between EuroDry Ltd., as Guarantor, and Eurobank S.A., as Security Trustee, relating to a secured term loan facility of up to US$26,700,000 between Ultra One Shipping Ltd. and Kamsarmax One Shipping Ltd., dated January 27, 2021

4.28	Loan Agreement between Eirini Shipping Ltd., as Borrower, and Sinopac Capital International (HK) Limited, as Lender, for up to US$5,000,000, dated February 22, 2021
4.29	Guarantee between EuroDry Ltd., as Guarantor, and Sinopac Capital International (HK) Limited, as Lender, relating to a Loan Agreement for up to US$5,000,000 dated February 21, 2021
8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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

(1)          Filed as an Exhibit to the Company's Form 6-K (File No. 001-38502) on May 29, 2018.
(2)          Filed as an Exhibit to the Company's Registration Statement (File No. 333-224732) on May 8, 2018.
(3)          Filed as an Exhibit to the Company's Form 6-K (File No. 001-38502) on February 1, 2021.
(4)          Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-38502) on April 30, 2019.
(5)          Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-38502) on April 17, 2020.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
EURODRY LTD. (Registrant)

By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 22, 2021

EuroDry Ltd. and Subsidiaries
Consolidated financial statements

Index to consolidated financial statements

Pages
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2019 and 2020	F-3

Consolidated Statements of Operations for the Years Ended
December 31, 2018, 2019 and 2020	F-5

Consolidated Statements of Shareholders' Equity for the Years Ended
December 31, 2018, 2019 and 2020	F-6

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2018, 2019 and 2020	F-7

Notes to the Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of EuroDry Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of EuroDry Ltd. and subsidiaries (the "Company" ) as of December 31, 2020 and 2019, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
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
April 22, 2021
We have served as the Company's auditor since 2018.

EuroDry Ltd. and Subsidiaries
Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2019	December 31, 2020
Assets
Current assets
Cash and cash equivalents		5,396,406	938,282
Restricted cash	7	1,083,036	1,518,036
Trade accounts receivable, net		1,843,008	1,528,055
Other receivables		459,785	460,209
Prepaid expenses		286,711	226,033
Inventories	3	508,711	1,385,280
Total current assets		9,577,657	6,055,895

Long-term assets
Vessels, net	4	105,461,265	99,305,990
Restricted cash	7	2,650,000	2,150,000
Total assets		117,688,922	107,511,885

Liabilities, mezzanine equity and shareholders' equity
Current liabilities
Long-term bank loans, current portion	7	6,806,294	13,793,754
Trade accounts payable		1,046,561	1,074,518
Accrued expenses	5	964,423	704,508
Accrued preferred dividends	14	358,726	-
Derivatives	13	-	456,133
Deferred revenues		445,824	246,125
Due to related companies	6	1,547,210	2,984,759
Total current liabilities		11,169,038	19,259,797

(Consolidated balance sheets continue on the next page)

EuroDry Ltd. and Subsidiaries
Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2019	December 31, 2020

Long-term liabilities
Long-term bank loans, net of current portion	7	49,688,840	37,318,084
Derivatives	13	304,174	393,899
Total long-term liabilities		49,993,014	37,711,983
Total liabilities		61,162,052	56,971,780

Commitments and contingencies	9

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 15,387 and 16,606 issued and outstanding, respectively)	14	14,721,665	15,940,713

Shareholders' equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,304,630 and 2,348,216 issued and outstanding, respectively)		23,046	23,482
Additional paid-in capital		52,802,574	53,048,060
Accumulated deficit		(11,020,415)	(18,472,150)
Total shareholders' equity		41,805,205	34,599,392
Total liabilities, mezzanine equity and shareholders' equity		117,688,922	107,511,885

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2018, 2019 and 2020
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2018	2019	2020
Revenues
Time charter revenue		25,934,204	28,789,458	23,594,678
Commissions (including $324,178, $359,868 and $294,933, respectively, to related party)	6	(1,411,333)	(1,547,996)	(1,305,717)
Net revenue		24,522,871	27,241,462	22,288,961

Operating expenses
Voyage expenses	12	410,676	1,117,022	285,132
Vessel operating expenses (including $115,026, $148,329 and $122,909, respectively, to related party)	6, 12	9,183,152	10,776,338	11,603,414
Dry-docking expenses		1,465,079	1,664,915	2,275,258
Vessel depreciation	4	5,422,155	6,458,251	6,556,256
Related party management fees	6	1,701,340	1,964,536	2,018,800
General and administrative expenses (including $731,456, $1,250,000 and $1,250,000, respectively, to related party)	6, 10	2,346,502	2,252,666	2,291,244
Total operating expenses		20,528,904	24,233,728	25,030,104
Operating income / (loss)		3,993,967	3,007,734	(2,741,143)
Other income / (expenses)
Interest and other financing costs	7	(2,913,141)	(3,513,105)	(2,331,998)
Gain / (loss) on derivatives, net	13	13,786	496,820	(790,359)
Interest income		14,083	22,216	4,094
Foreign exchange gain / (loss)		11,040	2,832	(18,455)
Other expenses, net		(2,874,232)	(2,991,237)	(3,136,718)
Net income / (loss)		1,119,735	16,497	(5,877,861)
Dividends to Series B preferred shares	14	(565,229)	(1,748,981)	(1,573,874)
Preferred deemed dividend		-	(185,665)	-
Net income / (loss) attributable to common shareholders		554,506	(1,918,149)	(7,451,735)
Earnings / (loss) per share attributable to common shareholders - basic and diluted	11	0.25	(0.85)	(3.28)
Weighted average number of shares outstanding during the year, basic and diluted	11	2,232,821	2,251,439	2,275,062

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2018, 2019 and 2020
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Former Parent Company investment	Total
Balance December 1, 2018	-	-	-	(9,656,772)	42,518,895	32,862,123
Net increase in former Parent Company investment	-	-	-	-	9,984,409	9,984,409
Capitalization at spin-off, including issuance of common stock	2,254,830	22,548	52,480,756	-	(52,503,304)	-
Net income	-	-	-	1,119,735	-	1,119,735
Dividends to Series B preferred shares				(565,229)		(565,229)
Issuance of restricted shares for stock incentive award and share-based compensation	25,090	251	137,266	-	-	137,517
Balance December 31, 2018	2,279,920	22,799	52,618,022	(9,102,266)	-	43,538,555
Net income	-	-	-	16,497	-	16,497
Dividends to Series B preferred shares				(1,748,981)		(1,748,981)
Preferred deemed dividend	-	-	-	(185,665)	-	(185,665)
Issuance of restricted shares for stock incentive award and share-based compensation	24,710	247	184,552	-	-	184,799
Balance December 31, 2019	2,304,630	23,046	52,802,574	(11,020,415)	-	41,805,205
Net loss	-	-	-	(5,877,861)	-	(5,877,861)
Dividends to Series B preferred shares				(1,573,874)		(1,573,874)
Issuance of restricted shares for stock incentive award and share-based compensation	44,900	449	245,473	-	-	245,922
Shares forfeited	(1,314)	(13)	13			-
Balance December 31, 2020	2,348,216	23,482	53,048,060	(18,472,150)	-	34,599,392

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

	2018	2019	2020
Cash flows from operating activities:
Net income / (loss)	1,119,735	16,497	(5,877,861)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Vessel depreciation	5,422,155	6,458,251	6,556,256
Amortization and write off of deferred charges	396,925	152,879	140,704
Share-based compensation	137,517	184,799	245,922
Provision for doubtful debts	167,019	-	-
Change in the fair value of derivatives	(3,577)	359,204	545,859
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(1,809,442)	393,202	314,953
Prepaid expenses	(75,269)	(138,922)	60,678
Other receivables	302,110	(117,833)	(424)
Inventories	(114,756)	58,236	(876,569)
Due from related companies	(1,968,521)	-	-
Increase / (decrease) in:
Trade accounts payable	360,599	185,151	238,081
Accrued expenses	129,182	(201,787)	(259,915)
Deferred revenues	(93,507)	249,593	(199,699)
Due to related companies	-	7,514,654	1,437,549
Net cash provided by operating activities	3,970,170	15,113,924	2,325,534
Cash flows from investing activities:
Cash paid for vessels under construction, capitalized expenses and vessel acquisition	(29,045,685)	(1,111,297)	(611,106)
Net cash used in investing activities	(29,045,685)	(1,111,297)	(611,106)

(Consolidated statements of cash flows continue on the next page)

EuroDry Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

(Continued)
	2018	2019	2020
Cash flows from financing activities:
Net increase in former Parent Company investment	3,298,356	-	-
Redemption of preferred shares	-	(4,300,000)	-
Preferred dividends paid	-	(1,311,612)	(713,552)
Loan arrangement fees paid	(432,200)	(22,500)	-
Proceeds from long-term bank loans	48,400,000	4,500,000	-
Repayment of long-term bank loans	(23,337,271)	(11,494,000)	(5,524,000)
Net cash provided by / (used in) financing activities	27,928,885	(12,628,112)	(6,237,552)

Net increase / (decrease) in cash, cash equivalents and restricted cash	2,853,370	1,374,515	(4,523,124)
Cash, cash equivalents and restricted cash at beginning of year	4,901,557	7,754,927	9,129,442
Cash, cash equivalents and restricted cash at end of year	7,754,927	9,129,442	4,606,318
Cash Breakdown
Cash and cash equivalents	4,375,972	5,396,406	938,282
Restricted cash, current	828,955	1,083,036	1,518,036
Restricted cash, long term	2,550,000	2,650,000	2,150,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	7,754,927	9,129,442	4,606,318

Supplemental cash flow information Cash paid for interest, net of capitalized expenses	2,220,713	3,468,478	2,426,395
Financing and investing activities fees:
Payment-in-kind dividends	565,229	78,642	1,219,048
Capital expenditures included in liabilities	47,562	218,319	8,194
Accrued preferred dividends	-	358,726	-
Preferred shares distributed to EuroDry	18,192,129	-	-
Prior year contributions from the former Parent Company recognized in paid-in capital	5,490,106	-	-
Due from former Parent Company amount allocated to Due from related companies balance	903,283	-	-

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

EuroDry Ltd. (the "Company" or "EuroDry") was formed by Euroseas Ltd. ("Euroseas" or "former Parent Company") on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the "Subsidiaries") contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas' drybulk vessels held for use as of December 31, 2017 (the "Spin-off"). On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas, distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company's Series B Preferred Stock (the "EuroDry Series B Preferred Shares") to holders of Euroseas' Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. For periods up to May 30, 2018, the accompanying financial statements reflect the financial position and results of the carve-out operations of the Subsidiaries that were contributed to the Company.

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk" or "Manager") and Eurobulk (Far East) Ltd. Inc. ("Eurobulk FE"), collectively the "Managers", corporations controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 6).

The Pittas family is the controlling shareholder of Dry Friends Investment Company Inc. which, in turn, owns 36.4% of the Company's shares as of December 31, 2020. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the "COVID-19") outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as social distancing, travel restrictions, border closures, limitations on public gatherings, working from home, supply chain logistical changes and closure of non-essential businesses. Such measures have and will likely continue to cause severe trade disruptions, significant reduction in global economic activity and extreme volatility in the global financial markets.  Although to date there has not been any significant effect on the Company's operating activities due to COVID-19, other than the decrease in market rates in 2020, which have recovered in 2021, and increased crew cost, there continues to be a high level of uncertainty relating to how the pandemic will evolve, including the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. Accordingly, an estimate of the future impact of COVID-19 on the Company's operational and financial performance cannot be made at this time, as it may take some time to materialize and may not be fully reflected in the results for 2020.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

1.   Basis of Presentation and General Information - Continued

The Company is engaged in the ocean transportation of dry bulk through ownership and operation of dry bulk ship-owning companies. Details of the Company's wholly owned subsidiaries are set out below:

•
Pantelis Shipping Corp., incorporated in the Republic of Liberia on December 4, 2009, owner of the Liberian flag 74,020 DWT bulk carrier M/V "Pantelis" which was built in 2000 and acquired on July 23, 2009.

•
Eirini Shipping Ltd., incorporated in the Republic of Liberia on February 2, 2014, owner of the Liberian flag 76,466 DWT bulk carrier M/V "Eirini P" which was built in 2004 and acquired on May 26, 2014.

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

•
Kamsarmax Two Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, owner of the Marshall Islands flag 82,000 DWT bulk carrier M/V "Ekaterini". M/V "Ekaterini", which is a new build, was delivered on May 7, 2018.

•
Areti Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 15, 2016, owner of the Cypriot flag 75,100 DWT bulk carrier M/V "Tasos" which was built in 2000 and acquired on January 9, 2017.

•
Light Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 6, 2018, owner of the Cypriot flag 75,845 DWT bulk carrier M/V "Starlight" which was built in 2004 and acquired on November 30, 2018.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - Continued

As of December 31, 2020, the Company had a working capital deficit of $13.2 million, and for the year ended December 31, 2020 incurred a net loss of $5.9 million and a net loss attributable to common shareholders of $7.5 million and generated net cash from operating activities of $2.3 million. The Company's cash balance amounted to $0.9 million and cash in restricted retention accounts amounted to $3.7 million as of December 31, 2020. The Company intends to fund its working capital requirements via cash on hand and cash flows from operations. In the event that these are not sufficient the Company may also use funds from debt refinancing, debt balloon payment refinancing, equity offerings and sell vessels (where equity will be released), if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The following charterers individually accounted for more than 10% of the Company's revenues as follows:

	Year ended December 31,
Charterer	2018	2019	2020
A/S Klaveness Chartering	32%	35%	23%
Quadra Commodities S.A.	-	16%	19%
Guardian Navigation GMax LLC pool	-	15%	14%
Ultrabulk A/S	-	-	13%
Amaggi Europe B.V.	11%	-	-

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
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
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - Continued

Foreign currency translation

The Company's functional currency as well as the functional currency of all its subsidiaries is the U.S. dollar.  Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date.  Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction.  The resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

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
The Company recorded a provision for doubtful accounts of $167,019 for the year ended December 31, 2018. The Company did not record any material provisions for doubtful accounts for the years ended December 31, 2019 and 2020.
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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - Continued

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

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2019 and 2020.

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

Revenue and expense recognition

Revenues are generated mainly from time charters.  Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate.

A minor part of the Company's revenues is also generated from pool arrangements. For the vessel that operated under pool arrangement during the years ended December 31, 2019 and 2020 the Company does not consider itself the principal, primarily because of its lack of control over the service to be transferred to the charterer under those charter party agreements and therefore related revenues and expenses are presented net. In particular, the pool manager calculates the net pool revenues using gross revenues less voyage expenses of all the pool vessels and less the general and administrative expenses of the pool and distributes the net pool revenues as time charter hire to participants based on an agreed upon formula, which is determined by pool points awarded to each vessel in the pool (vessel attributes such as age,

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - Continued

design, cargo carrying capacity, fuel consumption, and speed are taken into consideration) as well as the number of days the vessel participated in the pool in the period. The Company recognized net pool revenues on a monthly basis, when the vessel has participated in the pool during the period and the amount of net pool revenues for the period can be estimated reliably. Revenue generated from the pool is accounted for as revenue from operating leases, pursuant to the accounting standard on leases (ASC 842), as further described below.

On January 1, 2019, the Company adopted ASC 842 Leases ("ASC 842"), which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, allows a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met: i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. The duration of the Company’s time charter contracts range from 15 days to 4 years and certain time charter contracts include renewal options up to 12 months. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. As of December 31, 2020, all of the Company's time charter agreements have remaining terms ranging from less than three months to 20 months based on the minimum duration of the time charter contracts and do not include any renewal options. A time charter generally provides typical warranties and owner protective restrictions. The Company's time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – Continued

As discussed above, the transition guidance associated with ASC 842 allows for certain practical expedients to lessors. The Company elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The nature of the lease component and non-lease component that are combined as a result of applying the respective practical expedient are the hire rate for a bareboat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubricants, respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with ASC 842.

Both the lease component and non-lease component are earned by the passage of time. Since lessor accounting remains largely unchanged from previous U.S. GAAP, upon adoption of ASC 842, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from prior policy, with the exception of ballast bonuses which were recognized during the ballast leg while they are now deferred and recognized over time during the charter period. The performance obligations in a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and are recorded in "Time charter revenue" in the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight line basis over the charter period.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - Continued

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses whilst the vessel is on time charter. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income within "Time charter revenue" in the consolidated statements of operations.

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
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Financing costs

Fees paid to lenders or required to be paid to third parties on the lenders' behalf for obtaining new loans or for refinancing or amending existing loans, are required to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts. These costs are amortized as interest and other financing costs over the duration of the underlying loan using the effective interest method. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment (see Subtopic 470-50), is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

Offering costs

Expenses directly attributable to an equity offering are deferred and are either presented against paid-in capital when the offering is completed or are written-off and charged to "General and administrative expenses" in the consolidated statements of operations when it is probable that the offering will be aborted.

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to officers and directors as well as to non-employees and are included in "General and administrative expenses" in the consolidated statements of operations. The shares to employees and directors as well as to non-employees are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period.

Impairment of vessels

The Company reviews its vessels held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessels. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records an impairment loss to the extent the vessel's carrying value exceeds its fair market value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

In developing its estimates of future undiscounted net operating cash flows, the Company makes assumptions and estimates about vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessel operating expenses, drydocking costs, vessels' residual value and the estimated remaining useful lives of the vessels.  These assumptions are based on historical trends as well as future expectations.
The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates, from the third year onwards. The Company calculates the historical average rates over a 19-year period for 2020, excluding peak periods, and a 18-year period for 2019, which both start in 2002 and take into account complete market cycles. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract. Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company's data for its own vessels. Specifically, the Company's management uses the Company's internal budget for operating expenses escalated by 1.5% per annum and the Company's budgeted drydocking costs, assuming a five-year special survey cycle. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company's vessel depreciation policy. The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative uses are under consideration (i.e. sale or continuing operation of a vessel).
If the Company's estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down to the vessel's fair market value with a charge recorded under "Impairment loss" in the consolidated statement of operations.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Derivative financial instruments

Derivative financial instruments are  recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized as either a component in other comprehensive income if specific hedge accounting criteria are met in accordance with guidance relating to  "Derivatives and Hedging"  or in earnings if hedging criteria are not met.

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

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income/(loss) attributable to common shareholders, after the deduction of dividends paid (in cash or in-kind) to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2019 and 2020, are considered contingently returnable until the restrictions lapse and are not included in the basic earnings / (loss) per share calculation until the shares are vested.

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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

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

Recent accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. In November 2018, FASB issued ASU 2018-19 "Codification Improvements to Topic 326, Financial Instruments-Credit Losses". The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. For public business entities, the amendments in this Update became effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted this ASU for its reporting period commencing January 1, 2020 with no impact on its consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Recent accounting pronouncements

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement". The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments in this update became effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company adopted this ASU for its reporting period commencing January 1, 2020 with no impact on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"). This ASU provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. This ASU is effective for adoption at any time between March 12, 2020 and December 31, 2022. In January 2021, the FASB issued ASU 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020, ASU 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The Company is still evaluating the timing of the adoption and the optional expedients and exceptions it may adopt, as well as the effect of the adoption on its consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:
	December 31, 2019	December 31, 2020
Lubricants	487,268	547,534
Victualing	21,443	38,232
Bunkers	-	799,514
Total	508,711	1,385,280

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2019	137,119,350	(26,481,888)	110,637,462
- Depreciation for the year	-	(6,458,251)	(6,458,251)
- Capitalized expenses	1,282,054	-	1,282,054
Balance, December 31, 2019	138,401,404	(32,940,139)	105,461,265
- Depreciation for the year	-	(6,556,256)	(6,556,256)
- Capitalized expenses	400,981	-	400,981
Balance, December 31, 2020	138,802,385	(39,496,395)	99,305,990

During the year ended December 31, 2019, M/V "Starlight" and M/V "Eirini P" installed Water Ballast Treatment systems onboard with a total cost of $1.3 million. During the year ended December 31, 2020, M/V "Pantelis" completed the installation of its Water Ballast Treatment system onboard for a total cost of $0.3 million. The fleet installed within the year ended December 31, 2020 smart bunkers monitoring systems ("Flow meters") for a total cost of $0.1 million. These installations qualified as vessel improvements and were therefore capitalized.

The Company performed the undiscounted cash flow test as of December 31, 2019 and 2020 for those operating vessels whose carrying values were above their respective market values and determined that the net book value of its vessels held for use was recoverable.

As of December 31, 2020, all vessels are used as collateral under the Company's loan agreements (see Note 7).

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the`
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

5.	Accrued Expenses

The accrued expenses consist of:
	December 31, 2019	December 31, 2020

Accrued payroll expenses	112,381	137,332
Accrued interest expense	586,186	351,085
Accrued general and administrative expenses	68,336	86,043
Accrued commissions	52,175	32,586
Other accrued expenses	145,345	97,462
Total	964,423	704,508

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions

The Managers (see Note 1) provided technical and commercial vessel management for a fixed daily fee per vessel of Euro 685 for 2018, 2019 and 2020. Vessel management fees paid to the Managers amounted to $1,701,340, $1,964,536 and $2,018,800 in 2018, 2019 and 2020, respectively, and are recorded under "Related party management fees" in the consolidated statements of operations. An additional fixed management fee is paid to Eurobulk for the provision of management executive services. The amount of such executive compensation allocated to the Company prior to the Spin-off was based on the proportion of the number of calendar days that related to EuroDry's vessels to the number of days of the entire fleet of Euroseas. After the Spin-off, the annual compensation for such services was set at $1,250,000. This amount was $731,456, $1,250,000 and $1,250,000 for 2018, 2019 and 2020, respectively, and is recorded in "General and administrative expenses" in the consolidated statements of operations.

The Euroseas' Master Management Agreement ("MMA") with the Managers provides for an annual adjustment of the daily vessel management fee due to inflation to take effect on January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up. The MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship-owning company has signed – and each future ship owning company when a vessel is acquired will sign - with either of the Managers, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

The MMA was amended and restated on January 1, 2012 to provide for a 5% discount on the daily fixed vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 ("volume discount"). The daily fixed vessel management fee was set at Euro 685 per day per vessel in operation and Euro 342.5 per day per vessel in lay-up after the 5% discount.

The MMA was renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily vessel management fee. The daily fixed vessel management fee remained unchanged for the years ended December 31, 2018, 2019 and 2020 and will be adjusted annually for inflation in the Eurozone. EuroDry signed new MMAs with the Managers which took effect after the completion of the Spin-off. EuroDry's MMAs are substantially on the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. The fee remains unchanged for 2021.

The vessels M/V "Xenia", M/V "Alexandros P.", M/V "Tasos" and M/V "Ekaterini" are managed by Eurobulk FE, which provides technical, commercial and accounting services for the same daily vessel management fee as noted above. The remaining fleet of the Company (M/V "Pantelis, M/V "Eirini P." and M/V "Starlight") is managed by Eurobulk.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions - Continued

Amounts due to or from related companies represent net disbursements and collections made on behalf of the ship-owning companies by the Managers during the normal course of operations for which a right of off-set exists.  As of December 31, 2019 and 2020, the amount due to related companies was $1,547,210 and $2,984,759, respectively. Based on the MMA, an estimate of the quarter's operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company's ship-owning subsidiaries in the beginning of the quarter to the respective Manager.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A. ("Eurochart"), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart's services. Commissions to Eurochart for chartering services totaled $324,178, $359,868 and $294,933 in 2018, 2019 and 2020, respectively, recorded in "Commissions" in the consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"). Technomar Crew Management Services Corp ("Technomar") is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $48,734 and $66,292 in 2018, $65,924 and $82,405 in 2019, and $40,962 and $81,947 in 2020, respectively.  These amounts are recorded in "Vessel operating expenses" in the consolidated statements of operations.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans

These consist of bank loans of the ship-owning companies and are as follows:

Borrower		December 31, 2019	December 31, 2020

Kamsarmax One Shipping Ltd.	(a)	10,531,000	9,597,000
Ultra One Shipping Ltd.	(b)	14,060,000	13,120,000
Kamsarmax Two Shipping Ltd.	(c)	16,000,000	14,550,000
Light Shipping Ltd. / Areti Shipping Ltd. / Pantelis Shipping Corp.	(d)	12,200,000	10,800,000
Eirini Shipping Ltd.	(e)	4,100,000	3,300,000
		56,891,000	51,367,000
Less: Current portion		(6,924,000)	(14,013,835)
Long-term portion		49,967,000	37,353,165
Deferred charges, current portion		117,706	220,081
Deferred charges, long-term portion		278,160	35,081
Long-term bank loans, current portion net of deferred charges		6,806,294	13,793,754
Long-term bank loans, long-term portion net of deferred charges		49,688,840	37,318,084

The future annual loan repayments are as follows:

To December 31:
2021	14,013,835
2022	3,538,445
2023	14,188,445
2024	2,238,445
2025	2,238,445
Thereafter	15,149,385
Total	51,367,000

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

7.   Long-Term Bank Loans - Continued

(a)
On February 17, 2016, the Company signed a term loan facility with Nord LB and, on February 25, 2016, a loan of $13,800,000 was drawn by Kamsarmax One Shipping Ltd. to partly finance the pre-delivery installment of M/V "Xenia". The loan is to be repaid in fourteen consecutive equal semi-annual installments of $467,000 plus a balloon amount of $7,262,000 to be paid together with the last installment in February 2023. The loan bears interest at LIBOR plus a margin of 2.95%. The loan is secured with (i) first priority mortgage over M/V "Xenia", (ii) first assignment of earnings and insurance of M/V "Xenia", (iii) a corporate guarantee of EuroDry Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 130%. The Company completed the refinancing of the specific loan on January 27, 2021 (see note 16(a)).

(b)
On October 1, 2018, the Company signed a term loan facility with Eurobank Ergasias S.A. (EFG) of up to $15 million or 60% of the market value of M/V "Alexandros P.", for the purpose of refinancing the outstanding amount of $9.9 million of the loan facility of HSH Nordbank AG (drawn on January 25, 2017 to partly finance the pre-delivery installment of M/V "Alexandros P.") and providing working capital. The facility was drawn on October 5, 2018. The loan is payable in twenty-eight consecutive equal quarterly installments of $235,000 each, followed by a balloon payment of $8,420,000 to be paid together with the last installment in October 2025. The loan bears interest at LIBOR plus a margin of 3.25%. The loan is secured with (i) first priority mortgage over M/V "Alexandros P.", (ii) first assignment of earnings and insurance of M/V "Alexandros P.", (iii) a corporate guarantee of EuroDry Ltd and other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $135,000 for this loan. The Company completed the refinancing of the specific loan on January 29, 2021 (see note 16(a)).

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

7.   Long-Term Bank Loans - Continued

(c)
On April 27, 2018, the Company signed a term loan facility with HSBC Bank Plc. and a loan of $18.4 million was drawn by Kamsarmax Two Shipping Ltd. on April 30, 2018 to finance 70% of the construction cost but no more than 70% of the market value of M/V "Ekaterini", subject to the existence of a time charter at the time of drawdown for a minimum period of 24 months approved by the lender. The loan is payable in twenty consecutive quarterly installments commencing from July 2018, eight in the amount of $400,000 and twelve in the amount of $325,000, with a $11,300,000 balloon payment to be paid together with the last installment in April 2023.  The loan bears interest at LIBOR plus a margin of 2.80%. The loan is secured with (i) first priority mortgage over M/V "Ekaterini", (ii) first assignment of earnings and insurance of M/V "Ekaterini" and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 130%. The Company paid loan arrangement fees of $147,200 for this loan.

(d)
On November 27, 2018, the Company signed a term loan facility with the National Bank of Greece S.A. ("NBG") and a loan of $15,000,000 was drawn by Light Shipping Ltd., Areti Shipping Ltd. and Pantelis Shipping Corp. for the purpose of refinancing the existing loans with HSBC Bank Plc. regarding M/V "Pantelis" and M/V "Tasos" and financing part of the acquisition cost of M/V "Starlight". The loan is payable in twelve consecutive equal quarterly installments of $700,000, commencing from February 2019, plus a balloon amount of $6,600,000 to be paid together with the last installment in November 2021. On July 6, 2020, the Company entered into a supplemental agreement with NBG to defer the last two of its 2020 loan repayments to be repaid together with the respective balloon installment. A total of $1,400,000 was rescheduled to November 2021, increasing the balloon amount to $8,000,000. The loan bears interest at LIBOR plus a margin of 3.25%. The loan is secured with (i) first priority mortgages over M/V "Starlight", M/V "Pantelis " and M/V "Tasos" (ii) first assignment of earnings and insurance of M/V "Starlight", M/V "Pantelis " and M/V "Tasos", (iii) a corporate guarantee of EuroDry Ltd and other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $150,000 for this loan.

(e)
On May 22, 2019, the Company signed a term loan facility with HSBC Bank Plc. for a loan up to the lesser of 49.9% of the market value of M/V "Eirini P" and $4.5 million to refinance the then existing indebtedness of Eirini Shipping Ltd. On May 24, 2019, a loan of $4.5 million was drawn by Eirini Shipping Ltd. The loan is payable in twelve consecutive quarterly equal installments of $200,000 each, commencing from August 2019, with a $2,100,000 balloon payment to be paid together with the last installment in May 2022. The loan bears interest at LIBOR plus a margin of 2.70%. The loan is secured with (i) first priority mortgage over M/V "Eirini P", (ii) first assignment of earnings and insurance of M/V "Eirini P" and (iii) other covenants and guarantees similar to the

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

7. Long-Term Bank Loans - Continued

remaining loans of the Company. The security cover ratio covenant for this facility stands at 130%. The Company paid loan arrangement fees of $22,500 for this loan. The Company completed the refinancing of the specific loan on February 24, 2021 (see note 16(c)).

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company's subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $4,410,376 and $3,668,036 as of December 31, 2019 and 2020, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the consolidated balance sheets. As of December 31, 2020, all the debt covenants are satisfied.
Interest expense for the years ended December 31, 2018, 2019 and 2020 amounted to $2,516,216, $3,360,226 and $2,191,294, respectively. Capitalized interest for the year ended December 31, 2018 amounted to $173,841. No interest was capitalized for the years ended December 31, 2019 and 2020.

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

8. Income Taxes

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in "Vessel operating expenses" in the consolidated statements of operations.

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

Under the Code, a corporation will be exempt from U.S. federal income tax if its stock is primarily and regularly traded on an established securities market in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which is referred to as the "Publicly Traded Test". Under IRS regulations, a Company's shares will be considered to be regularly traded on an established securities market if (i) one or more classes of its shares representing 50% or more of its outstanding shares, by voting power of all classes of shares of the corporation entitled to vote and of the total value of the shares of the corporation, are listed on the market and (ii) (A) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of shares traded on such market during the taxable year must be at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year.  Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company's shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company's outstanding shares ("5% Override Rule").

For the taxable years 2018, 2019 and 2020 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for the respective year, although it is subject to the 5% Override Rule, because the non-qualified 5% shareholders did not own more than 50% of the Company's common stock for more than half of the days during the taxable years.

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

9.	Commitments and Contingencies

As of December 31, 2017, Areti Shipping Ltd. had a dispute with Windrose SPS Shipping and Trading ("Windrose"), a charterer, regarding Windrose's failure to pay the balance of the charter fee of $52,019 in relation to a charter party agreement dated January 20, 2017. Additionally, Areti Shipping Ltd. paid an amount of $115,000 to a bunker supplier for portion of the total claim of $179,281, after facing an arrest of M/V "Tasos" in Brazil. The Company took the case to London arbitration and obtained an award of approximately $215,000. The Company hired Swiss lawyers in order to proceed with the recovery of the funds in Switzerland where Windrose was based. In February 2018, Windrose was declared bankrupt and a liquidator was appointed by the Swiss Court. According to the Swiss Law, Areti Shipping Ltd. through their lawyers had to seek recovery of the claim from the directors of Windrose, who may be personally liable for the company's debts. In May 2018, in view of the uncertain recovery prospects, the Company's Freight, Demurrage and Defence club withdrew its support on the case. In view of the high costs, the Company's management decided to abstain from any action against Windrose directors. Further, Areti Shipping Ltd. has filed its claim with the liquidator; however, the amounts recoverable, if any, will be small. In view of the above, management decided to make a provision for the full amount of $167,019, which is included in "General and administrative expenses" in the consolidated statements of operations for the year ended December 31, 2018.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of December 31, 2020, future gross minimum revenues under non-cancellable time charter agreements total $15.1 million. The amount of $12.2 million is due in the year ending December 31, 2021 and the remaining $2.9 million is due in the year ending December 31, 2022. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers' options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

EuroDry Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

10.   Stock Incentive Plan
On July 31, 2014, the Board of Directors of Euroseas approved the 2014 Stock Incentive Plan (the "2014 Plan"). The plan is administered by Euroseas' Board of Directors which could make awards totaling in aggregate up to 2,500,000 shares, respectively over 10 years after the plan's adoption date. The persons eligible to receive awards under the plan are officers, directors, and executive, managerial, administrative and professional employees of Euroseas or Eurobulk or Eurochart (collectively, "key persons") as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Following the Spin-off, each shareholder of Euroseas received one share of EuroDry, for every five shares of Euroseas held. Awardees of the Euroseas stock incentive awards with unvested shares received unvested shares of EuroDry with the same ratio, one share of EuroDry for every five shares of Euroseas out of the EuroDry Stock Incentive Plan, taking also into account that the awardees described above are common in both Euroseas and EuroDry. Shares of EuroDry issued for unvested shares of Euroseas vested on the same schedule with the original Euroseas shares.
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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

10.	Stock Incentive Plan – Continued

In May 2018, the Company's Board of Directors approved an equity incentive plan (the "May 2018 Plan"). The May 2018 Plan will be administered by the Company's Board of Directors which can make awards totaling in aggregate up to 150,000 shares over five years after the May 2018 Plan's adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) to the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan.  Awards may be made under the May 2018 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the May 2018 Plan are noted below.

On November 21, 2018 an award of 25,090 non-vested restricted shares, was made to 18 key persons of which 50% vested on November 16, 2019 and 50% vested on November 16, 2020; awards to officers and directors amounted to 14,434 shares and the remaining 10,656 shares were awarded to employees of Eurobulk.

On November 4, 2019 an award of 24,710 non-vested restricted shares, was made to 17 key persons of which 50% vested on July 1, 2020 and 50% will vest on July 1, 2021; awards to officers and directors amounted to 13,940 shares and the remaining 10,770 shares were awarded to employees of Eurobulk.

On November 5, 2020 an award of 44,900 non-vested restricted shares, was made to 15 key persons of which 50% will vest on November 16, 2021 and the remaining 50% will vest on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 17,800 shares were awarded to employees of Eurobulk.

All non-vested restricted shares are conditional upon the grantee's continued service as an employee of the Company or Eurobulk or as a director of the Company until the applicable vesting date. The grantee does not have the right to vote on such non-vested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest, at which time they are payable to the grantee. As non-vested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

The Company accounts for restricted share award forfeitures as they occur. No forfeitures occurred in the years ended December 31, 2018 and 2019. During the year ended December 31, 2020, 1,314 shares were forfeited with a weighted-average grant-date fair value of $10.14 per share.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

10.	Stock Incentive Plan - Continued

The compensation cost that has been charged against income for awards was $137,517, $184,799 and $245,922, for the years ended December 31, 2018, 2019 and 2020, respectively, and is included within "General and administrative expenses" in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company's non-vested shares as of December 31, 2019 and 2020, and the movement during the periods ended December 31, 2019 and 2020, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2019	35,117	9.61
Granted	24,710	8.13
Vested	(22,572)	9.62
Non-vested on December 31, 2019	37,255	8.81

Non-vested on January 1, 2020	37,255	8.81
Granted	44,900	4.30
Vested	(24,096)	9.11
Forfeited	(1,314)	9.36
Non-vested on December 31, 2020	56,745	5.10

As of December 31, 2020, there was $241,602 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the May 2018 Plan and is expected to be recognized over a weighted-average period of 0.897 years. The total fair value at grant-date of shares granted during the year ended December 31, 2020 was $193,070.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

11.	Earnings / (Loss) per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2018	2019	2020
Income:
Net income / (loss)	1,119,735	16,497	(5,877,861)
Dividends to Series B preferred shares	(565,229)	(1,748,981)	(1,573,874)
Preferred deemed dividend	-	(185,665)	-
Net income / (loss) attributable to common shareholders	554,506	(1,918,149)	(7,451,735)
Weighted average common shares – outstanding, basic and diluted	2,232,821	2,251,439	2,275,062
Basic and diluted earnings / (loss) per share	0.25	(0.85)	(3.28)

For the years ended December 31, 2018, 2019 and 2020, the effect of 35,117, 37,255 and 56,745 non-vested stock awards and of 19,608, 15,387 and 16,606 Series B Preferred Shares, respectively, was anti-dilutive. The number of dilutive securities was nil shares in 2018, 2019 and 2020.

12.   Voyage and Vessel Operating Expenses

These consist of:

	Year ended December 31,
	2018	2019	2020
Voyage expenses
Port charges and canal dues	260,139	262,806	205,880
Bunkers	150,537	854,216	79,252
Total	410,676	1,117,022	285,132

Vessel operating expenses
Crew wages and related costs	5,532,463	6,778,958	6,744,095
Insurance	682,991	872,131	1,085,663
Repairs and maintenance	407,324	375,338	352,890
Lubricants	520,452	724,837	696,297
Spares and consumable stores	1,404,080	1,368,325	2,040,039
Professional and legal fees	257,250	264,704	273,958
Other	378,592	392,045	410,472
Total	9,183,152	10,776,338	11,603,414

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

13. Derivative Financial Instruments

Interest rate swaps

Effective August 8, 2017, Euroseas Ltd. entered into a five year interest rate swap with HSBC Bank Plc. ("HSBC") for a notional amount of $5.0 million, in order to manage interest costs and the risk associated with changing interest rates of the loans associated with M/V "Eirini P.", M/V "Tasos" and M/V "Pantelis", which therefore was allocated to the Company. Under the terms of the swap, HSBC makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays an adjustable rate averaging 1.93% (more specifically, the Company pays the fixed rate of 1.40% until August 8, 2018, then 1.75% until August 8, 2019, then 1.85% until August 8, 2020 and then 2.32% until August 8, 2022) based on the notional amount. The swap agreement was novated to the Company on May 30, 2018.

On July 24, 2018, the Company entered into an interest rate swap with HSBC for a notional amount of $5.0 million, with inception date on July 24, 2018 and maturity date on July 24, 2023. Under this contract, HSBC makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 2.93% based on the notional amount.

On April 9, 2020, the Company entered into an interest rate swap with HSBC for a notional amount of $10.0 million, with inception date on April 15, 2020 and maturity date on April 15, 2025. Under this contract, HSBC makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 0.737% based on the notional amount.

The interest rate swaps did not qualify for hedge accounting as of December 31, 2019 and 2020.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

13. Derivative Financial Instruments –Continued

Freight Forward Agreements ("FFA")

In October 2018, the Company entered into one FFA contract on the Baltic Panamax Index ("BPI") for the first three calendar months of 2019, totaling 90 days at an average time charter equivalent ("TCE") rate of $12,200 per day. In January 2019, the Company entered into four FFA contracts on the BPI (a contract for the first three calendar months of 2019, totaling 120 days at an average TCE rate of $11,950 per day, a contract for the three months of the second quarter of 2019, totaling 270 days at an average TCE rate of $11,250, a contract for the three months of the third quarter of 2019, totaling 270 days at an average TCE rate of $11,100 and a contract for the three months of the fourth quarter of 2019, totaling 270 days at an average TCE rate of $11,350). In 2020 the Company entered into five FFA contracts on the BPI (a contract for the three months of the third quarter of 2020, totaling 90 days at an average TCE rate of $9,800, a contract for the three months of the third quarter of 2020, totaling 90 days at an average TCE rate of $12,000 per day, a contract for the three months of the fourth quarter of 2020, totaling 90 days at an average TCE rate of $10,200 per day , a contract for the three months of the fourth quarter of 2020, totaling 90 days at an average TCE rate of $12,000 per day and a contract for 10 days per month for the first quarter of 2021, totaling 30 days at an average TCE rate of $9,500 per day). The contracts are settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company receives a payment if the average BPI for the month is below the contract rate equal to the difference of the contract rate less the average BPI for the month multiplied by the number of contract days sold; if the average BPI for the month is greater than the contract rate the Company makes a payment equal to the difference of the average BPI for the month less the contract rate multiplied by the number of contract days sold. If the Company buys contracts previously sold (or the opposite) the Company receives or pays the difference of the two rates for the period covered by the contracts.

In April 2019, the Company hedged the forward purchase of 1,200mt of Singapore Fuel Oil (type 380cst) for this month, at $375.25 per metric ton. Also, in November 2019 the Company hedged the forward purchase of 1,200mt of Singapore Fuel Oil (type 380cst) for this month, at $278.5 per metric ton. By using these bunker swaps the Company has locked in the price that would be paid for bunkers over the time period selected and the quantity purchased.  These contracts were settled on a monthly basis using the Platts daily assessment price for 380 CST Singapore Fuel Oil. The Company receives a payment if the average of the Platts daily assessment price for 380 CST Singapore Fuel Oil for the month is above the contract rate equal to the difference of the Platts daily assessment price for 380 CST Singapore Fuel Oil for the month less the contract rate multiplied by the number of contract days sold. If the average for the month was below the contract rate, the Company made a payment equal to the difference of the contract rate less the Platts daily assessment price for 380 CST Singapore Fuel Oil for the month multiplied by the number of contract days sold.

The FFA and the bunker swap contracts did not qualify for hedge accounting. The Company follows guidance relating to "Fair value measurements" to calculate the fair value of the FFA and bunker swap contracts (see Note 15).

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

13. Derivative Financial Instruments – Continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2019	December 31, 2020
FFA contract	Current liabilities– Derivatives	-	134,010

Interest rate swap contracts	Current liabilities – Derivatives	-	322,123
Interest rate swap contracts	Long-term liabilities – Derivatives	304,174	393,899

Total derivative liabilities		304,174	850,032

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2019	Year Ended December 31, 2020
Interest rate swap contracts – Unrealized loss	Gain / (loss) on derivatives, net	(309,854)	(411,849)
Interest rate swap contracts – Realized gain / (loss)	Gain / (loss) on derivatives, net	17,646	(128,556)
FFA contracts – Unrealized loss	Gain / (loss) on derivatives, net	-	(134,010)
FFA contracts and Bunker Swap contracts– Realized gain / (loss)	Gain / (loss) on derivatives, net	789,028	(115,944)
Total gain / (loss) on derivatives, net		496,820	(790,359)

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

14. Preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Issued, May 30, 2018	19,042	18,192,129	-	18,192,129
Dividends declared	566	-	565,229	565,229
Balance, December 31, 2018	19,608	18,192,129	565,229	18,757,358
Dividends declared	79	-	78,642	78,642
Redemption of Preferred shares	(4,300)	(3,775,696)	(524,304)	(4,300,000)
Preferred deemed dividend	-	185,665	-	185,665
Balance, December 31, 2019	15,387	14,602,098	119,567	14,721,665
Dividends declared	1,219	-	1,219,048	1,219,048
Balance, December 31, 2020	16,606	14,602,098	1,338,615	15,940,713

On January 27, 2014, Euroseas issued 25,000 shares of its Series B Convertible Perpetual Preferred Shares to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of Euroseas and the Company, for total net proceeds of approximately $29 million. The redemption amount of the Series B Preferred Shares is $1,000 per share.

Under the Company's amended and restated articles of incorporation, effective after the Spin-off, the Company is authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share. The preferred stock may be issued in one or more series and the Company's Board of Directors, without further approval from the Company's shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series.  On May 30, 2018, in connection with the Spin-off, 19,042 EuroDry Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock, were issued and distributed to holders of Euroseas' Series B Preferred Shares in exchange for the cancellation of an equal number of such Euroseas Series B Preferred Shares. The rights of the holders of EuroDry Series B Preferred Shares rank senior to the obligations to holders of the Company's common shares. Additionally, EuroDry Series B Preferred Shares are issued when dividends to EuroDry Series B Preferred Shares are paid in-kind.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2017, 2019 and 2020
(All amounts expressed in U.S. Dollars)

14. Preferred shares - Continued

The EuroDry Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. The dividend rate increased to 12% for the two years following January 29, 2019 and to 14% thereafter and is payable only in cash. Cash dividends are declared at each quarter and actual payments are made within the following quarter.  If a cash dividend is paid on the Company's common stock after January 29, 2019 the holders of EuroDry Series B Preferred Shares will receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The EuroDry Series B Preferred Shares are convertible into common shares at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each EuroDry Series B Preferred Share will be convertible into common shares at an initial conversion price of $31.64 (subject to adjustment for certain events, including upon a default). EuroDry Series B Preferred Shares are redeemable in cash by the Company at any time after January 29, 2019. Holders of EuroDry Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

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

For the year ended December 31, 2018, the Company declared three consecutive dividends totaling $565,229, all of which were paid in kind. For the year ended December 31, 2019, the Company declared dividends of $1,748,981, of which $78,642 were paid in-kind, $1,311,612 were paid in cash during 2019 and another $358,726 were accrued as of December 31, 2019 and were paid in the first quarter of 2020. For the year ended December 31, 2020, the Company declared dividends of $1,573,874, of which $354,826 was paid in cash during 2020 and another $1,219,048 were paid in kind. The redemption liability as of December 31, 2020 was $16,605,048.

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
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

15. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, accrued expenses, derivatives and due to related companies.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and HSBC agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 13 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of the derivative under "Gain / (loss) on derivatives, net" in the consolidated statements of operations. As of December 31, 2020, the Company had three open interest rate swap contracts for a notional amount of $20.0 million.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

15. Financial Instruments - Continued

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable.

Fair value of financial instruments

The Company follows guidance relating to "Fair value measurements", which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's investment in FFA contracts is determined based on quoted prices from the applicable exchanges and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

15. Financial Instruments - Continued

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2020
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current portion	$322,123		$322,123
FFA contract, current portion	$134,010	$134,010
Interest rate swap contracts, long term portion	$393,899	-	$393,899	-

	Fair Value Measurement as of December 31, 2019
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, long term portion	$304,174	-	$304,174	-

The estimated fair values of the Company's financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2019 and 2020, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company's long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of December 31, 2020, due to the variable interest rate nature thereof. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

16.   Subsequent events

The following events occurred after December 31, 2020:

(a)
On January 27, 2021, the Company signed a term loan facility with Eurobank S.A. for an amount of up to $26,700,000, in order to refinance the existing indebtedness of M/V "Xenia" and M/V "Alexandros P.", amounting to $22,482,000 as of the date of refinancing, and for working capital purposes, including the partial redemption of the Company's Series B Preferred Shares. The facility was available in two tranches.  The first tranche of $13,815,000 was drawn on January 27, 2021 and the second tranche of $12,885,000 was drawn on January 29, 2021 by Kamsarmax One Shipping Ltd. and Ultra One Shipping Ltd. as the Borrowers. The loan is payable in twenty-four consecutive quarterly instalments of $500,000 each followed by a balloon payment of $14,700,000 to be paid together with the last installment in January 2027. The loan bears interest at LIBOR plus a margin of 2.75%. The loan is secured with the following: (i) first priority mortgages over M/V "Xenia" and M/V "Alexandros P.", (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%.

(b)
On January 29, 2021 and February 8, 2021, the Company redeemed a net amount of $3 million of its Series B Preferred Shares ("Preferred Shares") and, contemporaneously, agreed with its preferred shareholders to reduce the dividend rate of its Preferred Shares to 8% per annum for two years from the 14% per annum level it was set to increase on January 29, 2021. Over the next two years, the Company has also the option to pay the preferred dividends in kind at a rate of 9%. The dividend rate will reset to 14% per annum on January 29, 2023.

(c)
On February 22, 2021, the Company signed a term loan facility with Sinopac Capital International (HK) Limited for an amount of up to $5,000,000, in order to refinance the existing indebtedness of M/V "Eirini P" and for working capital purposes. An aggregate amount of $5,000,000 was drawn on February 24, 2021 by Eirini Shipping Ltd. as the Borrower. The loan is payable in twenty consecutive quarterly instalments of $210,000 each followed by a balloon payment of $800,000 to be paid together with the last installment in February 2026. The loan bears interest at LIBOR plus a margin of 3.60%. The loan is secured with the following: (i) first priority mortgages over M/V "Eirini", (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%.