Form 20-F
period 2021-12-31
EuroDry Ltd.
filed 2022-04-15
CIK 1731388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

FORM 20-F

_________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
2,919,191 common shares, $0.01 par value

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

☐ Yes ☐ No

FORWARD-LOOKING STATEMENTS

EuroDry Ltd. and its wholly owned subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

●	our future operating or financial results;

●	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

●	drybulk industry trends, including charter rates and factors affecting vessel supply and demand;

●	fluctuations in our stock price as a result of volatility in securities markets;

●	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;

●	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

●	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

●	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

●	our expectations relating to dividend payments and our ability to make such payments;

●	our ability to leverage to our advantage our Managers’ relationships and reputations in the drybulk shipping industry;

●	changes in seaborne and other transportation patterns;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	potential liability from future litigation;

●	global and regional political conditions;

●	acts of terrorism and other hostilities, including piracy;

●

the severity and duration of natural disasters or public health emergencies, including the spread of coronavirus (“COVID-19”), including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns; and

●	other factors discussed in the section titled “Risk Factors.”

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

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risk Factors Summary

●	The uncertainties in global and regional demand for dry bulk trade;

●	The volatile drybulk shipping market and difficulty finding profitable charters for our vessels;

●	Fluctuations in our stock price as a result of volatility in securities markets;

●

The impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

●	Our ability to comply with various financial and collateral covenants in our credit facilities;

●	Uncertainties related to the market value of our vessels;

●	Uncertainties related to the supply and demand of drybulk vessels;

●	The impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG policies;

●	Disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

●	Disruptions in global financial markets relating to terrorist attacks or geopolitical risk and the recent conflict between Russia and Ukraine;

●	Uncertainties related to conducting business in China;

●	Our dependence on a limited number of customers;

●	Our ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

●	Uncertainties related to our counterparties’ ability to meet their obligations, which could adversely affect our business;

●	Our ability to obtain additional debt financing for future acquisitions of vessels or to refinance our existing debt;

●	Uncertainties related to availability of new or secondhand vessels to acquire;

●	Uncertainties related to the price of fuel, and our reliance on suppliers;

●	Our ability to attract and retain qualified, skilled crew at reasonable cost;

●	A potential increase in operating costs associated with the aging of our fleet;

●	Our ability to leverage to our advantage our Managers’ relationships and reputation within the drybulk shipping industry;

●	Our ability to hedge against fluctuations in exchange rates and interest rates;

●	Volatility in, and related to the discontinuance of, the London Interbank Offered Rate, (“LIBOR”);

●

The expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

●	The expected cost of, and our ability to comply with, changing environmental and operational safety laws;

●	Potential cyber-attacks which may disrupt our business operations;

●	Potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;

●	Potential conflicts of interest between us, our principal officers and our Managers;

●	Uncertainties related to compliance with sanctions and embargo laws;

●	Uncertainties in the interpretation of corporate law in the Marshall Islands;

●	Uncertainties over our ability to pay dividends;

●	The expected costs associated with complying with public company regulations; and

●	The effect of issuance of preferred stock on the voting power of our shareholders.

Industry Risk Factors

Our future profitability will be dependent on the level of charter rates in the international drybulk shipping industry.

We are an independent shipping company that operates in the drybulk shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for the types of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, economic slowdowns caused by public health events such as the COVID-19 pandemic, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.

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

Over the period 2017 to 2021, the BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) has fluctuated between a very low level of 702 points in February 2017 to an astonishing peak of 5,647 points in October 2021. In 2017, the BDI closed the year at 1,366 points. In 2018, the index fluctuated between 1,082 points in February and 1,772 points in July before closing at 1,271 points. The year 2019 began in a gloomy fashion with the BDI receding to 595 points by mid-February (-58% since the previous peak). By September, it had recovered to 2,501 points, but subsided again by mid-November to 1,284 points and closed the year at 1,090 points. During the first half of 2020, the COVID-19 pandemic caused a further decline in bulker demand, driving the index down to under 500 points on several occasions. The index fluctuated quite significantly, as congestion delays, further slow steaming, scrubber retrofits and the Australia-China trade war created extra volatility in the market. Starting in June 2020, the index started climbing, reaching a high of 2,097 points by October 2020. However, the index dropped to 1,366 points by the end of that year. 2021 was a very strong year for the dry bulk market compared to the last decade, as the pandemic, low orderbook and high demand for drybulk trade created a more favorable market environment. In March 2021, the BDI stood at 2,046 points, which skyrocketed to 5,647 points in October 2021 before dropping again to 2,217 by the end of the year, due to higher energy prices and reduced demand for iron ore from China. As of March 31, 2022, the index stood at 2,358 points.

The continued volatility in dry bulk charter rates is mostly due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries. In addition, the COVID-19 pandemic has resulted in disruptions to industrial production and supply chains across the world, which have caused uncertainty in the short-term outlook for the sector. There is no certainty that the dry bulk charter market will experience further recovery over the next months and the market could decline from its current level, especially as new variants of COVID-19 emerge and energy prices continue to climb, which may reduce economic growth.

Rates in the drybulk market are influenced by the balance of demand for and supply of vessels and may decline again in the future.  Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable, and as a result so are the rates at which we can charter our vessels.  In addition, we may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders.

Some of the factors that influence demand for vessel capacity include:

●	supply of, and demand for, drybulk commodities;
●	changes in the exploration or production of energy resources and commodities, and the resulting changes in the international pattern of trade;
●	global and regional economic and political conditions, including armed conflicts and terrorist activities;
●	pandemics, such as the outbreak of COVID-19 originating in China in 2020;
●	embargoes and strikes;
●	the location of regional and global exploration, production and manufacturing facilities;
●	availability of credit to finance international trade;
●	the location of consuming regions for energy resources and commodities;
●	the distance drybulk commodities are to be moved by sea;
●	environmental and other regulatory developments;
●	currency exchange rates;
●	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk commodities;
●	changes in seaborne and other transportation patterns; and
●	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

●	the number of newbuilding orders and deliveries including slippage in deliveries;
●	the scrapping rate of older vessels;
●	the price of steel and other materials;
●	port and canal congestion;
●	changes in environmental and other regulations that may limit the useful life of vessels;
●	the price of fuel;
●	vessel casualties;
●	the number of vessels that are out of service; and
●	changes in global commodity production.

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

The market value of our vessels may increase or decrease depending on the following factors:

●	general economic and market conditions affecting the shipping industry;
●	supply of drybulk vessels, including newbuildings;
●	demand for drybulk vessels;
●	types and sizes of vessels in our fleet;
●	scrap values;
●	other modes of transportation;
●	cost of newbuildings;
●	technological advances;
●	new regulatory requirements from governments or self-regulated organizations;
●	competition from other shipping companies; and
●	prevailing level of charter rates.

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

An over-supply of drybulk carrier capacity relative to the demand for it may lead to reductions in charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends in the future.

The market supply of drybulk carriers has increased in the last few years. Although, the number of drybulk vessels on order is at a historically low level, it can quickly increase if multiple orders by industry participants and outside investors are placed. Expressed as percentage of the fleet, the drybulk orderbook reached a historically high level of more than 80% in November 2008 from a level of 25% of the fleet two years before. When the majority of the orderbook was delivered following the financial crisis of 2008, the resulting oversupply negatively affected the market charter rates. Ordering sprees of lesser magnitude occurred also in 2014 and 2018, with the orderbook to fleet ratio reaching 25% and 12%, respectively. Despite a number of order cancellations, delivery delays and an increased scrapping rate for drybulk vessels during 2015 and 2016, charter rates were also negatively influenced. In 2017 drybulk scrapping rates halved year on year, returning to their five-year average and, in 2018, scrapping of the world drybulk fleet declined significantly, 70% year on year to 4.4 million dwt. In 2019 scrapping rates increased by about 76% to 7.8 million dwt, followed by a precipitous 95% increase year on year to 15.3 million dwt in 2020 as a result of lower charter rates. In 2021, scrapping dropped by 66% year on year to 5.19 million dwt, as the market improved. In 2020, fleet growth stood at 4% year on year, with a slight decline in 2021 to 3.8%. It has since declined to 3.6% in 2022 and, according to industry sources, is projected to decline even further in 2022 (2.0%) and 2023 (0.2%) year on year. In general, if the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. As of March 31, 2022, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 952.24 million dwt with another 63.1 million dwt, or about 6.62% of the present fleet capacity, on order. Despite the orderbook being at historically low levels, a sudden drop in demand for dry bulk commodity products may have a negative impact on charter rates.

If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. A number of the drybulk carrier charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up; charter rates improved and reached profitable levels during most of 2018 but remained volatile and fluctuated significantly during the year, which continued into 2019 and most of 2020. Despite this volatility, we were able to secure short and long-term time charters for our vessels throughout 2020 and 2021. In 2021, even though market conditions remained somewhat volatile, demand for dry bulk commodities increased. Throughout the year, almost half of our fleet was employed under index charters that are open to market conditions, while the rest were employed under much higher charter rates than the previous two years, with remaining terms from one to eleven months as of March 31, 2022.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

A decrease in the level of imports of raw materials and other commodities will reduce demand for our ships and, in turn, harm our business, results of operations and financial condition.

The employment of our vessels and our revenues depend on the international shipment of raw commodities primarily to China, Japan, South Korea and Europe from North and South America, India and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the COVID-19 pandemic resulted in reduced economic activity due to shutdowns, while the recent conflicts between Russia and Ukraine may cause more turbulence in the commodity markets.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the leaders of the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output, and in turn, affect global oil supply.  In February 2022, at the onset of the Russia-Ukraine conflict, economic and trade sanctions were imposed against Russia, which will likely have large economic consequences on a global scale. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

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

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations.

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

China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau, posting a 0.5 percentage points decline, year on year, in 2019, followed by a tremendous decline of 3.8 percentage points in 2020 due to the COVID-19 pandemic. With a global economic recovery under way in 2021, China’s GDP increased by 5.8 percent, to stand at 8.1 percentage points, with further growth projected for 2022 and 2023, albeit at a slower pace. In addition, the United States has imposed tariffs on certain goods and may seek to implement more protectionist trade measures to protect and enhance its domestic economy. The European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. The recent trade and financial sanctions imposed on Russia have also directly impacted prices and economic activity. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

The continuing COVID-19 pandemic and the spread of new variants may have negative effects on the global economy and our business, including our ability to rotate our crew and provide technical support from in-house teams to our vessels which would affect our operations and financial results.

The outbreak of the COVID-19 virus has led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in China, including Chinese ports, where we conduct a significant amount of our operations, and have since expanded to other countries globally covering most ports where we conduct business. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. Even though international travel has been less constrained, any disruptions could impact the cost of rotating our crew, and our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts to conduct work we ordinarily address in-house, as happened for a period of time in the last two years. These local experts may vary in skill and are difficult to supervise remotely.

The ongoing spread of COVID-19 and emergence of new variants may negatively affect our business and operations, as well as our financial position and prospects. The severe impact of the pandemic on global economic activity resulted in a global recession, and negatively affected global demand for the seaborne transportation of drybulk cargoes in the first half of 2020, before demand recovered since the second half of 2020. If such conditions persist and again negatively affect demand for seaborne transportation of drybulk cargoes, it could have a material adverse effect on our ability to secure charters at profitable rates, in a timely fashion without a period of off-hire, or at all, particularly for our vessels with charters expiring in 2022, as demand for additional charters could be significantly affected. Of our ten vessels as of March 31, 2022, nine vessels are employed on time charters expiring in 2022. Drybulk charter rates were volatile and declined significantly in the first half of 2020 before significantly improving since then, but may again decline, including if the negative impact of the pandemic on global economic activity persists for longer than anticipated or its easing impacts demand for the shipping of drybulk goods.

Any prolonged shutdown in the global economy may again negatively impact the worldwide demand for drybulk cargo, as it did in the first half of 2020, adversely affect the liquidity and financial position of our charterers and may decrease employment rates for our vessels. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations.

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

We may become dependent on spot, short-term time charters or index linked charters in the volatile shipping markets, which may result in decreased revenues and/or profitability.

Almost all of our vessels are currently under time charters that are short term or linked to market indices (typically, those of the Baltic Exchange) which reflect the spot market. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while medium and longer term time charters provide income at pre-determined rates over more extended periods of time. In addition, if we decide to spot charter our vessels or time charter them for short periods typically equal to the length of a single voyage (voyage charters) as opposed to using medium or long term time charters (even index-linked), we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has previously affected and could continue affecting the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and pay out dividends to our shareholders could be adversely affected.

We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.

All ten of our vessels are under time charters, nine of which are scheduled to expire during 2022 and one which is scheduled to expire during 2023. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not improve or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that as of March 31, 2022 all of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We will not be able to take advantage of potentially favorable opportunities in the current spot market with respect to vessels employed on time charters.

Although, as of March 31, 2022, six of our vessels are employed under time charters with fixed charter rates with remaining terms of less than one month until eleven months, based on the minimum duration of the charter contracts, while four vessels are chartered under index-linked charters, we may have more vessels under fixed rate time charters in the future. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, partially due to fears associated with the spread of COVID-19, global financial markets, and starting in late February, financial markets in the United States, experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn continued as COVID-19 continued to spread. On March 11, 2020, the World Health Organization (WHO) declared the COVID-19 outbreak a pandemic. In response to the outbreak, governments around the world shut workplaces, restricted travel, and put in place other measures which resulted in a dramatic decrease of economic activity, including a reduction of goods imported and exported worldwide. While some economies have begun re-opening in limited capacities, the continuous “waves” of COVID-19 infections have forced and might continue to cause governments to impose further restrictions of economic activity. Such measures have and will likely continue to cause severe trade disruptions. This continuing volatility may negatively affect the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other market participant expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to develop, as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have one vessel that has received an extension by the U.S. Coast Guard, pursuant to which the vessel has until June 2022 to comply with the updated guideline, due to complications caused by the COVID-19 pandemic. Costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Bureau Veritas, Rina, Lloyds Register, Det Norske Veritas (“DNV”), Nippon Kaiji Kyokai and Registry Italiano Navale (“Rina”). ISM and International Ship and Port Facilities Security (“ISPS”) certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the Managers by Bureau Veritas.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based and are highly correlated to the price of oil. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the recent conflicts between Russia and Ukraine, which remain ongoing as of the date of this annual report, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014, but by the first quarter of 2016 fuel prices had fallen by more than 50%. Between 2018 and 2019, the price of fuel fluctuated throughout the years, to reach a low of $42.53/bbl (for West Texas Intermediate, “WTI”) in December 2018 to $61.0/bbl in December 2019. By February 1, 2020 the price of oil dropped to $52.10/bbl, as concerns over the COVID-19 pandemic started emerging, and further dropped to $18.44/bbl by April, 2020, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. As the COVID-19 pandemic continued to spread around the world, oil prices dropped to historical lows during 2020 and closed the year at $43.52/bbl. Oil traded lower throughout the year, as rising COVID-19 infections and the new strain sparked demand concerns. Prices edged slightly higher in December 2020, ranging around $48/bbl, upon rolling out of the COVID-19 vaccines, coupled by Saudi Arabia’s announcement regarding a large output reduction for February and March 2021. In January 2021, oil traded at around $52/bbl. In February 2021, the average WTI stood at $59/bbl, the highest value since the start of the pandemic, with hopes of steady vaccination roll out and OPEC production limits having led to cautious optimism at global markets. Prices fluctuated throughout the year, with the annual average price reaching about $68/bbl; a significant increase compared to the 2020 average. Since then, we have seen a significant increase, after Western countries imposed sanctions on Russia, raising fears of supply disruptions from one of the largest producers of oil and gas. BP also announced it would be abandoning its stake in Russia’s state-run oil company, which rose prices to around $110/bbl by March 2022. Oil prices have remained volatile and well above their 10-year average of ca. $69/bbl (for WTI). Any increases in the price of fuel, especially if exceeding its 10-year average may adversely affect our operations, particularly if such increases are combined with lower drybulk rates.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks in the United States on September 11, 2001 and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. More recently, the trade and financial sanctions imposed on Russia due to their invasion in Ukraine, have caused turbulence in the global markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. There may also be long-term adverse impacts from the COVID-19 pandemic crisis which negatively affect industrial production. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to impede trade. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

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

Even though the drybulk market has been improving, if there are further disruptions in world financial markets, we may require substantial additional financing to fund acquisitions of additional vessels and to implement our business plans. Sufficient financing may not be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently we may not be able to pay dividends.

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

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

The increased number of our shore personnel working remotely might increase our vulnerability to cyber-attacks and risk of cyber-security breaches which would affect our operations and financial results.

As a result of efforts to contain the spread of the COVID-19 pandemic, we and our Managers have implemented, amongst other measures, government mandated restrictions on the number of people that can be present at our shore office at any point of time. While adapting to new ways of operating, employees are encouraged and in certain cases required to operate remotely. When not working at our shore office location, our staff is working remotely, typically, from their private residences. While we have taken measures to ensure secure communications with our office information systems and systems on-board our vessels, we do not control all of the equipment and communication systems that each of our staff is using at their residence. Consequently, we may face an increased risk of cyber-security attacks and cyber-security breaches which could impede our ability to manage our operations and affect our financial results.

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

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results which could affect our ability to pay dividends to our common shareholders. For example, the drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. The celebration of Chinese New Year in the first quarter of each year also results in lower volumes of seaborne trade into China during this period. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality has not materially affected our operating results and the amount of available cash with which we service our debt or could pay dividends, because our fleet is currently employed on period time charters, but this seasonality may materially affect our operating results if our vessels are employed in the spot market in the future.

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

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on London Interbank Offered Rate (“LIBOR”). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2021, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $30.0 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets. To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, changes in the fair value of our derivative contracts would be recognized in “Accumulated Other Comprehensive Loss” affecting our accumulated deficit, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

●	marine disaster;
●	piracy;
●	environmental accidents;
●	grounding, fire, explosions and collisions;
●	cargo and property losses or damage;
●

business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, adverse weather conditions, natural disasters or other disasters outside our control, public health emergencies such as the COVID-19 outbreak; and

●	work stoppages or other labor problems with crew members serving on our vessels including crew strikes and/or boycotts.

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

As of March 31, 2022, Friends Dry Investment Company Inc., or Friends Dry, our largest shareholder and an affiliate of the Company, partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owns approximately 27.5% of the outstanding shares of our common stock and unvested incentive award shares, representing 27.5% of total voting power. As a result of this share ownership and for as long as Friends Dry owns a significant percentage of our outstanding common stock, Friends Dry will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions.

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

Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and may acquire additional drybulk carriers in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends Dry and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel that any of them may consider for acquisition in the future. In addition, Aristides J. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or if we did not have the resources or desire to accept any such opportunity, Eurobulk, Friends Dry and Aristides J. Pittas, and any of their respective affiliates, could acquire such vessels.

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

Our existing loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.

Our existing loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

●	incur additional indebtedness;
●	create liens on our assets;
●	sell capital stock of our subsidiaries;
●	make investments;
●	engage in mergers or acquisitions;
●	pay dividends;
●	make capital expenditures;
●	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and
●	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders' interests may be different from our interests, and we may not be able to obtain the lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

Servicing future debt would limit funds available for other purposes.

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2021, we had total bank debt of approximately $79.4 million. Our debt repayment schedule as of December 31, 2021 requires us to repay $14.1 million of debt during 2022 and $21.0 million of debt during 2023. As of March 31, 2022, we repaid $3.8 million of our total debt, which resulted in outstanding debt of $75.6 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 31, 2022, the vessels in our fleet had an average age of approximately 12.9 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of March 31, 2022, four of our vessels are over 18 years of age.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 31, 2022, the vessels in our fleet had an average age of approximately 12.9 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or other penalties and/or adversely affect our reputation and the market for our shares of common stock and its trading price.

Although none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargo laws during 2021, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, vessels in our fleet may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent in violation of applicable sanctions laws. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the conflict in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any new investments in the Russian energy sector by U.S. persons, among other restrictions.

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

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts or from entering into pooling arrangements under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. Under its time charters and pooling arrangements, the terms of which are consistent with industry standards, the Company may not have the ability to prohibit its charterers from sending its vessels to Iran, North Korea, Crimea Region of Ukraine, Syria or Cuba to carry cargoes that do not violate applicable laws. As of March 31, 2022, none of our vessels have called on ports at the aforementioned countries in the past or are arranged to call such ports in the future in violation of applicable sanctions laws. The vessels’ shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Iran, North Korea, Crimea Region of Ukraine, Syria or Cuba or entities that these countries control.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations in 2021, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited, which could affect our ability to pay the wages of any crew members or consultants who hold such accounts.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited. Although wage payments have not been affected by this issue as of March 31, 2022, continuing or additional sanctions may affect our ability to pay the wages of any crew members or consultants who hold such accounts, which could adversely impact our operations.

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

We generate all our revenues in U.S. dollars, but we incurred approximately 19% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 2% in 2021 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements (“FFAs”). FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows. As of December 31, 2021, the Company has entered into interest rate swaps and has settled all its FFA agreements. See "Note 13 – Derivative Financial Instruments” under the “Consolidated Financial Statements” (beginning on page F-42).

We are exposed to volatility in LIBOR, and have entered into and may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. Volatility in LIBOR, the cessation of LIBOR and replacement of the interest rate in our debt obligations could affect our profitability, earnings and cash flow.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness and obligations. The amount outstanding under our senior secured credit facilities has been advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, the publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and LIBOR will continue to be phased out in the future. As a result, our loan agreements contain provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Since some of our loans have such clauses, our borrowing costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

In addition, the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. As such, any new debt agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us. Uncertainty surrounding the phase-out of LIBOR may adversely affect the trading market for LIBOR-based agreements, which could negatively affect our operating results and financial condition as well as our cash flows, including cash available for dividends to our stockholders. We are continuing to evaluate the risks resulting from the termination of LIBOR and our credit facilities generally have fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties for us.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2021, approximately 77% of our revenues were derived from our top five charterers. During 2020 and 2019, approximately 77% and 81%, respectively, of our revenues were derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, United States shareholders of a PFIC are required to file annual information returns with the United States Internal Revenue Service, or IRS.

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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2021 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $5.55 per share on January 4, 2021, $33.81 per share on September 16, 2021 and $18.14 per share on December 30, 2021. In addition, on March 14, 2022, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $24.81 per share and a high of $29.99 per share without any discernable announcements or developments by the Company or third parties to substantiate the movement of our stock price.

Among the factors that have in the past and could in the future affect our stock price are:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
●	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;
●	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;
●	speculation in the press or investment community about our business or the shipping industry;
●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
●	payment of dividends;
●	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;
●	changes in government and other regulatory developments;
●	additions or departures of key personnel;
●	general market conditions and the state of the securities markets; and
●	domestic and international economic, market and currency factors unrelated to our performance.

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

Our Board of Directors approved the issuance of 19,042 shares of our Series B Preferred Shares at the Spin-off date and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium. As of December 31, 2021 we have redeemed all outstanding Series B Preferred Shares.

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

EuroDry Ltd. is a Marshall Islands company incorporated under the BCA on January 8, 2018. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of March 31, 2022, our fleet consisted of ten drybulk carriers (comprising five Panamax drybulk carriers, two Kamsarmax, two Ultramax drybulk carriers and one Supramax drybulk carrier), all of which are in operation. The total cargo carrying capacity of our ten drybulk carriers is 726,555 dwt.

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

Our fleet consists of drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. Please see information in the section "Our Fleet", below. During 2019, 2020 and 2021, we had a fleet utilization of 99.4%, 99.7% and 99.5%, respectively, our vessels achieved daily time charter equivalent rates of $11,190, $9,388 and $24,222, respectively, and we generated time charter revenues of $28.79 million, $23.59 million and $68.51 million, respectively.

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

Our Fleet

As of April 11, 2022, the profile and deployment of our fleet are the following:

Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Drybulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until May-22	Hire 106% of the Average Baltic Kamsarmax P5TC index (***)
XENIA*	Kamsarmax	82,000	2016	TC until Aug-22	Hire 105% of the Average Baltic Kamsarmax P5TC index (***)
ALEXANDROS P	Ultramax	63,500	2017	TC until May-22	$26,250
GOOD HEART*	Ultramax	62,996	2014	TC until Oct-22	$25,000
MOLYVOS LUCK*	Supramax	57,924	2014	TC until May-22 TC until Mar-23	$13,250 $25,750
EIRINI P*	Panamax	76,466	2004	TC until May-22	Hire 99% of the Average BPI 4TC index(**)
STARLIGHT*	Panamax	75,845	2004	TC until Oct-22	Hire 98.5% of the Average BPI 4TC index(**)
TASOS	Panamax	75,100	2000	TC until Apr-22	$18,750
PANTELIS	Panamax	74,020	2000	TC until Jun-22	$20,500
BLESSED LUCK	Panamax	76,704	2004	TC until Jul-22	$19,500
Total Vessels	10	726,555

(*)	Represents the earliest redelivery date.
(**)	BPI stands for the Baltic Panamax Index; The Average BPI 4TC is an index based on four time charter routes.
(***)	The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

We plan to expand our fleet by investing in vessels in the drybulk market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We employ our vessels in the spot and time charter market and through pool arrangements. As of March 31, 2022, all of our vessels are employed under time charter contracts.

As of March 31, 2022, approximately 29% of our ship capacity days for the remainder of 2022 are under contract.

In “Critical Accounting Estimates – Impairment of vessels” below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced extraordinarily high volatility, and substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. We may not impair those vessels’ carrying value under our impairment accounting policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2020 and 2021, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without any notations. Our estimates are based on information available from various industry sources, including:

●	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
●	news and industry reports of similar vessel sales;
●	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
●	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
●	offers that we may have received from potential purchasers of our vessels; and
●

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2020	Carrying Value as of December 31, 2021 (2)
Drybulk Vessels	(dwt)		(million USD)	(million USD)
PANTELIS	74,020	Jul-2009	$9.47(1)	$7.75
EIRINI P	76,466	May-2014	$13.44(1)	$12.16
XENIA	82,000	Feb-2016	$26.34(1)	$25.20
TASOS	75,100	Jan-2017	$3.64	$3.43
ALEXANDROS P.	63,500	Jan-2017	$15.48	$14.89
EKATERINI	82,000	May-2018	$21.71(1)	$20.89
STARLIGHT	75,845	Nov-2018	$9.23(1)	$8.41
BLESSED LUCK	76,704	May-2021	-	$11.42
GOOD HEART	62,996	Sep-2021	-	$24.34
Total Drybulk Vessels	528,931		$99.31	$128.49

(1) Indicates drybulk vessels for which we believe, as of December 31, 2020, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2020. We believe that the aggregate carrying value of these vessels, assessed separately, of $80.19 million as of December 31, 2020 exceeds their aggregate basic charter-free market value of approximately $62.80 million by approximately $17.39 million. As further discussed in “Critical Accounting Estimates – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2020 were recoverable.

(2) Our vessels are stated at carrying values (refer to our accounting policy in Note 2 to our consolidated financial statements included herein) and, as of December 31, 2021, the carrying value of none of our vessels exceeded their estimated market value. There were no indications of impairment on any of our vessels and no impairment was recorded during the year ended December 31, 2021.

We note that all of our drybulk vessels are currently employed under time charter contracts of durations from less than one to 11 months until the earliest redelivery charter period. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

The management fee will be adjusted annually for Eurozone inflation every January 1. Under the Master Management Agreement, we pay Eurobulk an annual fee, before bonuses, of $1,250,000 and a fee of 685 Euros per vessel per day in operation and 342.50 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros will become effective when construction of the vessels actually begins.

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

During 2020 and 2021, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $1,250,000. During 2021, we paid an additional special bonus of $460,000 to Eurobulk’s employees, affiliated subcontractors and consultants. We also paid Eurobulk and Eurobulk FE a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.5 Euros) of that amount for any vessel laid-up. There was an adjustment for inflation for 2022 and effective from January 1, 2022 we pay a fee of 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 720 Euros becomes effective when construction of the vessels actually begins. The annual fee of $1,250,000 remains unchanged for the year 2022.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

●

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

●

Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,456 per day for the year ended December 31, 2021. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2021, our operational fleet utilization was 99.6%, from 99.7% in 2020, while our commercial utilization rate was 99.9% and 100% for each year, respectively. Our total fleet utilization rate in 2021 was 99.5%.

●

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

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and by reliably, safely and competitively operating our vessels through our Managers. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:

●

Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In May 2021 we acquired a Panamax drybulk vessel, followed by an Ultramax drybulk vessel in September 2021. In January 2022, we purchased another Supramax drybulk carrier.

●

Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use FFAs – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues. We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment (“COA”) depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of March 31, 2022, on the basis of our existing time charters, approximately 29% of our vessel capacity for the remainder of 2022 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

●

Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2021 called for a reduction of approximately 18% of our debt by the end of 2022 and an additional reduction of about 26% by the end of 2023 for a total of 44% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

●

Environmental, Social and Governance (ESG) Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2021 we implemented technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees.

Our Customers

We have well-established relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. Our major charterer customers during the last three years include Klaveness, Quadra, Guardian pool, Ausca, Amaggi, Tongli, Ultrabulk, and Cargill amongst others. We are a relationship driven company, and our top five customers in 2021 include three of our top five customers from 2020 (Quadra, Ultrabulk and Guardian pool), and one from 2019 (Quadra). Our top five customers accounted for approximately 77% in each of 2021 and 2020 and 81% of our revenues in 2019.  In 2021, Quadra, Ultrabulk, Amaggi and Tongli accounted for 27%, 19%, 15% and 11% of our revenues, respectively. In 2020, the same customers accounted for 19%, 13% 0% and 0% of our revenues, respectively. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although such a rate could be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the COVID-19 outbreak.

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

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2017, however, they remained below profitable levels for most of the year. In 2018 the charter rates improved significantly before turning back to the 2017 levels at the beginning of 2019. Gradually during the year, the BDI turned to a six-year high, and peaked at the beginning of September 2019. However, by the end of the year, the BDI returned to 2017 levels and continued to decline even further in early 2020. Pressure on bulker demand was notable even before the impact of the COVID-19 pandemic, as iron ore exports were running low in certain areas of the world, and coal and minor bulk trade were under pressure, partially caused by the COVID-19 pandemic, among other factors. Fuel prices for vessels that had not undergone scrubber retrofitting also increased due to the implementation of the IMO 2020 regulation. Despite the turbulence in drybulk trade due to the COVID-19 pandemic in the first half of 2020, there were some improvements in the second half of the year. By November 2020, the market strength eased off but starting in December of 2020, and continuing in 2021, it strengthened again reaching its highest levels since 2010 by the end of March 2021, and skyrocketing to 5,647 points in October 2021 before dropping to 2,217 by the end of the year due to higher energy prices and reduced demand for iron ore from China. As of March 31, 2022, the index stood at 2,358 points. The development of charter rates is dependent on the supply of and demand for drybulk vessels. Demand for vessels depends on the international trade of drybulk commodities which, in turn, is affected by the economic growth, infrastructure investment and industrial production of major importing regions like Europe and Far East amongst others as well as the production of drybulk commodities by exporters like Brazil, Australia, South Africa, Argentina and Russia amongst others. During 2017, global seaborne drybulk trade growth reached 4.1% according to industry analysts, the highest annual growth since 2014, however, trade growth in 2018 decreased to 2.5% and further decreased to 0.5% in 2019. The significant effects of the COVID-19 pandemic reflected negatively on drybulk seaborne trade growth, which shrunk to -2.9% in 2020, but grew to 4.0% in 2021 as a result of a post-Covid rebound, and is forecast to grow a further 2.5% in 2022. According to the International Monetary Fund’s world economic growth forecast as of January 2022, trade growth is projected to increase to 6.0% for 2022, from 9.3% in 2021, and to 4.9% for 2023, indicating a boost in macroeconomic environment for drybulk seaborne trade growth.

At the same time, the supply of drybulk vessels cannot be changed drastically in the short term as it takes about nine months to build a ship and, usually, there is a lag of, at least, fifteen to eighteen months between placing an order to build a vessel and its delivery. In the near term, supply is limited by the existing number of vessels and can only be adjusted by increasing or decreasing the operating speed of a vessel but various economic and operational factors could limit the range of such adjustments. As of March 31, 2022, the backlog of vessels under construction ("orderbook") is about 6.6% of the fleet and it is scheduled to be delivered mostly over the next year. This level of orderbook reflects lower newbuilding orders placed between 2018 and 2019 due to the depressed charter rates in those years and will limit supply growth during 2022 and 2023. The orderbook is fairly balanced across all sizes. The low level of orderbook indicates that growth of the fleet is limited, thus, providing a foundation for charter rates to remain at positive levels.

Typically, periods of high charter rates result in an increased rate of new vessel ordering, often more than what the demand levels warrant; these vessels begin to be delivered eighteen months or later when demand growth for vessels often slows down creating oversupply and quick correction of charter rates. The cyclicality of charter rates is also reflected in vessel values.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and are expected to enter into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021 current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which was subject to public comment until February 7, 2022.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas (“GHG”) emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. If these new regulations are finalized, they could affect our operations.

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

Vessel	Next	Type

STARLIGHT	March 2024	Special Survey
EIRINI P	June 2022	Intermediate Survey (Drydocking)
PANTELIS	January 2023	Special Survey
TASOS	June 2022	Intermediate Survey (Drydocking)
XENIA	December 2023	Intermediate Survey
ALEXANDROS P	April 2022	Special Survey
EKATERINI	May 2023	Special Survey
BLESSED LUCK	May 2022	Special Survey
GOOD HEART	April 2024	Special Survey
MOLYVOS LUCK	April 2024	Special Survey

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings. Please see “Critical Accounting Estimates”, below, for a further discussion of the consequences of selling our vessels for amounts below their carrying values.

Significant Developments in 2021

Vessel Acquisitions

During 2021, we acquired two drybulk vessels, a Panamax and an Ultramax. On May 28, 2021 we acquired M/V Blessed Luck, a 76,704 dwt drybulk vessel built in 2004, for $12.1 million. On September 22, 2021 we acquired M/V Good Heart, a 62,996 dwt drybulk vessel built in 2014 for $24.7 million.

Loan Refinancings and New Loans

On January 27, 2021, we signed a term loan facility for an amount of up to $26.7 million, in order to refinance the existing indebtedness of M/V Xenia and M/V Alexandros P., amounting to $22.5 million as of the date of refinancing, and for working capital purposes, including the partial redemption of the Company’s Series B Preferred Shares. The first tranche of $13.8 million was drawn on January 27, 2021, and the second tranche of $12.9 million was drawn on January 29, 2021.

On February 22, 2021, we signed a term loan facility for an amount of up to $5.0 million, in order to refinance the existing indebtedness of M/V Eirini P, amounting to $3.3 million as of the date of the refinancing, and for working capital purposes. An aggregate amount of $5.0 million was drawn on February 24, 2021.

On August 12, 2021, we signed a term loan facility and drew a loan of $8 million, in order to post-delivery finance part of the acquisition cost of M/V Blessed Luck.

On September 30, 2021, we signed a term loan facility and drew a loan of $22 million in order to refinance the existing indebtedness of M/V Starlight, amounting to $8.7 million as of the date of the refinancing, and to post-delivery finance part of the acquisition of M/V Good Heart.

On October 6, 2021, we signed a term loan facility and on October 14, 2021, we drew a loan of $9.0 million in order to refinance the existing indebtedness of M/V Tasos and M/V Pantelis.

Redemption of Series B Preferred Shares

On January 29, 2021, the Company agreed to redeem $3.0 million of its Series B Preferred Shares. In parallel with the redemption, the holders of the remaining Series B Preferred Shares agreed to reduce the annual dividend rate to 8% for two years from the 14% per annum level it was set to increase on January 29, 2021.

On December 16, 2021, the Company agreed to redeem all the outstanding balance of its Series B Preferred Shares amounting to $13.6 million.

Offerings

In 2021, we raised $10 million of proceeds, net of commissions paid, by issuing 341,017 shares through our at-the-market (“ATM”) offering.

Recent Developments

On February 11, 2022 we acquired M/V Molyvos Luck, a 57,924 dwt drybulk vessel built in 2014 for $21.2 million.

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

Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, a company affiliated with our CEO, plus additional commission of usually up to 1.25% to other brokers involved in the transaction, plus address commission of usually up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% of the vessel sales price calculated as stated in the relevant memorandum of agreement for any vessel sold by it on our behalf. Eurochart also receives a commission of 1% of the vessel purchase price for acquisitions the Company makes using Eurochart’s services, which is paid by the seller or the buyer of the vessel, depending on the terms of the relevant memorandum of agreement.

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

Interest and other financing costs. We traditionally finance vessel acquisitions partly with loan facilities on which we incur interest expense. The interest rate we pay is generally linked to the 1- or 3-month LIBOR rate, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and other financing costs over the term of the underlying obligation using the effective interest method; the un-amortized portion is written-off if the loan is prepaid early.

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

Results from Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2020 and 2021. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report.

Fleet Data (1)	2020	2021

Average number of vessels	7.0	7.9
Calendar days	2,562	2,874
Available days	2,491	2,874
Voyage days	2,483	2,860
Utilization Rate (percent)	99.7%	99.5%

	(In U.S. Dollars per day per vessel)
Average TCE rate (2)	9,388	24,222
Vessel Operating Expenses	4,529	4,720
Management Fees	788	818
G&A Expenses	894	918
Total Operating Expenses excluding drydocking expenses	6,211	6,456
Drydocking expenses	888	34

	2020	2021
Statement of Operations Data
Time charter revenue	23,594,678	68,506,729
Commissions	(1,305,717)	(4,064,903)
Net revenue	22,288,961	64,441,826
Voyage expenses	(285,132)	755,998
Vessel operating expenses	(11,603,414)	(13,565,092)
Dry-docking expenses	(2,275,258)	(97,094)
Vessel depreciation	(6,556,256)	(7,656,638)
Related party management fees	(2,018,800)	(2,350,747)
General and administrative expenses	(2,291,244)	(2,638,427)
Operating (loss) / income	(2,741,143)	38,889,826
Interest and other financing costs	(2,331,998)	(2,339,023)
Loss on debt extinguishment	-	(1,647,654)
Gain / (loss) on derivatives, net	(790,359)	(3,765,619)
Other (expenses) / income	(14,361)	16,291
Net (loss) / income	(5,877,861)	31,153,821
Dividends to Series B preferred shares	(1,573,874)	(1,085,902)
Preferred deemed dividend	-	(665,287)
Net (loss) / income attributable to common shareholders	(7,451,735)	29,402,632
(Loss) / earnings per share attributable to common shareholders, basic	(3.28)	11.63
Preferred stock dividends declared	1,573,874	1,085,902
Preferred dividends declared per preferred share	94.78	-
Weighted average number of shares outstanding during period, basic	2,275,062	2,528,507
(Loss) / earnings per share attributable to common shareholders, diluted	(3.28)	11.54
Weighted average number of shares outstanding during the period, diluted	2,275,062	2,548,950

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

	Year Ended December 31,
	(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
	2020	2021
Time charter revenue	23,594,678	68,506,729
Voyage expenses, net	(285,132)	755,998
Time Charter Equivalent or TCE Revenues	23,309,546	69,262,727
Voyage days	2,483	2,859.5
Average TCE rate	9,388	24,222

Year ended December 31, 2021 compared to year ended December 31, 2020

Time charter revenue. Time charter revenue for 2021 amounted to $68.51 million, an increase of 190.3% compared to $23.59 million for the year ended December 31, 2020, as a result of the increase in the average TCE our vessels earned in 2021. This is attributable to increased economic activity and higher demand for transportation of raw materials, compared to reduced economic activity of 2020 caused by the COVID-19 pandemic. In 2021, we operated an average of 7.9 vessels compared to 7.0 vessels in 2020. Our fleet earned revenue over 2,860 voyage days in 2021 as compared to 2,483 voyage days in 2020. While employed, our vessels generated a TCE rate of $24,222 per day per vessel in 2021 compared to a TCE rate of $9,388 per day per vessel in 2020, an increase of 158.0%. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under fixed rate time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market, including time charters linked to an index and pool agreements, which is influenced by market developments.

Commissions. We paid a total of $4.06 million in charter commissions for the year ended December 31, 2021, representing 5.9% of charter revenues. This represents an increase over the year ended December 31, 2020, where commissions paid were $1.31 million, representing 5.5% of charter revenues.

Voyage expenses. Voyage expenses, net for the year amounted to an income of $0.76 million resulting mainly from gain on bunkers. For the year ended December 31, 2020, voyage expenses amounted to $0.29 million and relate to expenses for repositioning voyages between time charter contracts, as well as owners’ expenses at certain ports, partly offset by a gain on bunkers. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (an income in 2021 and 1.21% in 2020) of voyage revenues. Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.

Vessel operating expenses. Vessel operating expenses were $13.57 million in 2021 compared to $11.60 million in 2020. Daily vessel operating expenses per vessel amounted to $4,720 per day in 2021 versus $4,529 per day in 2020, an increase of 4.2%, mainly due to an increase in the hull and machinery insurance premiums for our vessels in 2021 compared to 2020, and increased crewing costs resulting from difficulties in crew rotation due to COVID-19 related restrictions.

Related party management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2021, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $2.35 million for the year, or $818 per day per vessel. During 2020, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $2.02 million for the year, or $788 per day per vessel.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2021, general and administrative expenses increased to $2.64 million compared to $2.29 million for the same period of 2020, due to higher legal, insurance and executive compensation expenses.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2021, no vessels underwent drydocking, as compared to three vessels undergoing special survey in 2020, for a total cost of $2.28 million.

Vessel depreciation. Vessel depreciation for 2021 increased to $7.66 million, from $6.56 million in 2020. The increase is mainly attributable to the higher number of vessels operating in the same period.

Interest and other financing costs. Interest expense was comparable to the same period of 2020, with slight increase to $2.34 million from $2.33 million.

Gain / (loss) on derivatives, net. In 2021, we had a realized loss of $0.30 million and an unrealized gain of $0.64 million from the mark to market valuation on our interest rate swap contracts that we entered into in August 2017, July 2018, April 2020 and October 2021, compared to a realized loss of $0.13 million and an unrealized loss of $0.41 million from the mark to market valuation on our interest rate swap contracts that we entered into in August 2017, July 2018 and April 2020. We enter into the interest rate swaps to mitigate our exposure to possible increases in interest rates. In 2021 we also entered into five FFA contracts, all of which were settled as of December 31, 2021. We enter into FFA contracts to mitigate our exposure to possible declines in the drybulk market rates. In 2021, we recognized a $4.1 million loss on FFA contracts. In 2020, we recognized a $0.25 million loss on FFA contracts ($0.13 million of which was unrealized and $0.12 million was realized).

Loss on debt extinguishment. For the year ended December 31, 2021, loss on debt extinguishment was $1.65 million and related to the conversion of our related party loans, with an outstanding balance of $3.3 million, into common shares of the Company. The difference between the share price less the conversion price was reflected in loss on debt extinguishment. For the year ended December 31, 2020 the Company did not incur any loss on debt extinguishment.

Dividend Series B Preferred Shares. Following the redemption of $4.3 million of the Series B Preferred Shares in June 2019, we agreed with our Series B Preferred Shareholders to pay preferred dividends in cash until January 29, 2021 at a rate of 9.25% per annum. Thereafter, the Series B Preferred Shares would carry a rate of 14% per annum, also payable in cash. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares to have the option to pay the Preferred dividend in-kind at an annual rate of 10.25%, instead of in cash at an annual rate of 9.25%, effective April 1, 2020 until January 29, 2021. On January 29, 2021, we redeemed a net amount of $3 million of our Series B Preferred Shares and, contemporaneously agreed with our Series B Preferred Shareholders to reduce the dividend rate of our Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate would reset to 14% and would be payable in cash. On December 16, 2021 we redeemed all of our Series B Preferred Shares for a net amount of $13.6 million and recorded the amount of $0.67 million as preferred deemed dividends arising from the redemption of a total of $16.6 million of Series B Preferred Shares during 2021. Until December 16, 2021, we declared $1.09 million in dividends on our Series B Preferred Shares all of which were paid in cash during 2021. In 2020, the Company declared $1.57 million in dividends on its Series B Preferred Shares, of which $0.35 million were paid in cash during 2020 and another $1.22 million were paid in-kind.

Net income attributable to common shareholders. As a result of the above, net income attributable to common shareholders for the year ended December 31, 2021 was $29.4 million, as compared to a net loss of $7.45 million for the year ended December 31, 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

For a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020.

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

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash at December 31, 2021 were $29.53 million, an increase of $24.92 million from $4.61 million at December 31, 2020. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to "Item 11 – Quantitative and Qualitative Disclosures about Market Risk."

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2022 and beyond.

Summary of Contractual Obligations

Contractual obligations are set forth in the following table as of December 31, 2021:

In U.S. dollars (US$)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	79,370,000	14,140,000	33,980,000	7,200,000	24,050,000
Interest Payments (1)	10,167,000	2,792,000	4,120,000	2,950,000	305,000
Vessel Management fees (2)	4,439,000	3,117,000	1,322,000	-	-
Other Management fees (3)	1,774,000	1,250,000	524,000	-	-
Total	95,750,000	21,299,000	39,946,000	10,150,000	24,355,000

(1)    Assuming the amortization of the loans as of December 31, 2021 described above, each loan’s interest rate margin over LIBOR and average LIBOR rates of about 0.85%, 2.66%, 3.20%, 3.12%, 3.17% and 4.30% per annum for the six years up to 2027, respectively, based on the LIBOR yield curve as of December 31, 2021. Also includes our obligation to make payments required as of December 31, 2021 under our interest rate swap agreements based on the same LIBOR forward rate assumptions.

(2)    Refers to our obligation for management fees we expect to incur under our Master Management agreements and management agreements with the shipowning companies in effect as of December 31, 2021 and expiring on May 30, 2023. These agreements were renewed for five years effective May 30, 2018. The management fees have been computed for 2022 based on the agreed rate of 720 Euros per day per vessel (approximately $864). For the years after 2022 we have assumed an annual increase in the rate of 2.0% for inflation. We assumed a Euro to US dollar exchange rate of 1.20. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no long bear obligations and a fleet of ten vessels in 2022 and the subsequent years.

(3)    Refers to our obligation for management fees of $1.25 million per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2023 on, we have assumed an inflation rate of 2.0% per year. The agreement expires on May 30, 2023.

Cash Flows

As of December 31, 2021, we had a working capital surplus of $12.70 million, as a result of the increased net revenues our vessels earned within the year 2021. For the year ended December 31, 2021 we incurred a net income of $31.15 million and a net income attributable to common shareholders of $29.4 million and generated net cash from operating activities of $39.14 million. As of December 31, 2021, our cash balance amounted to $26.85 million and cash in restricted retention accounts amounted to $2.68 million. We expect our revenues to further increase compared to 2021, as the negative impacts from the COVID-19 pandemic have started to subside and trade growth has resumed, which should improve demand in the drybulk market. We believe that our current cash balance, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2022 liquidity needs and at least through the end of the first half of 2023, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. However, we may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the acquisition cost of dry bulk carriers using a combination of funds from operations and bank debt secured by mortgages on our dry bulk carriers held by the relevant lenders.

Year ended December 31, 2021 compared to year ended December 31, 2020

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2021 was $39.14 million as compared to a surplus $2.33 million in 2020.

The major driver of the change of cash flows from operating activities for the year ended December 31, 2021 compared to the year ended December 31, 2020 is the increase in market rates during the year ended December 31, 2021, which resulted in a higher TCE rate of $24,222 compared to $9,388 for the year ended December 31, 2020. This effect resulted in an increase in operating income (excluding non-cash items) to $46.78 million for the year ended December 31, 2021 from $4.06 million for the corresponding period in 2020. For the year ended December 31, 2021, we had a net working capital outflow of $1.08 million, as compared to a net working capital inflow of $0.71 million for the year ended December 31, 2020, resulting mainly from the increase in the amount of net disbursements made to our Managers by $4.18 million between the years ended December 31, 2021 and 2020.

Net cash from investing activities.

Net cash flows used in investing activities were $36.82 million for the year ended December 31, 2021 compared to $0.61 million for the year ended December 31, 2020. The amount paid in 2021 relates mainly to the acquisitions of M/V “Blessed Luck” and M/V “Good Heart”. The amount paid in 2020 relates mainly to the installation of ballast water treatment system on board the vessel “Pantelis” and other vessel improvements, while no vessel acquisitions took place during 2020.

Net cash from financing activities.

Net cash flows provided by financing activities were $22.61 million for the year ended December 31, 2021, compared to net cash flows used in financing activities of $6.24 million for the year ended December 31, 2020. This increase in cash flows provided by financing activities of $28.85 million, compared to the year ended December 31, 2020, is attributable to proceeds from long term bank loans (net of loan arrangement fees paid) of $69.94 million, proceeds from a related party loan of $6.0 million and proceeds from issuance of common stock (net of offering expenses paid) of $9.76 million, while there were no such proceeds during 2020. The increase in net cash flows from financing activities was partly offset by an increase in repayments of long-term bank loans of $37.17 million, a $2.7 million repayment of a related party loan, $16.61 million paid for the full redemption of the outstanding balance Series B Preferred Shares and an increase of $0.37 million in cash paid for dividends on the Series B preferred Shares.

Year ended December 31, 2020 compared to year ended December 31, 2019

For a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020.

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2021, we had six outstanding floating interest-bearing loans with a combined outstanding balance of $79.37 million with margins over LIBOR ranging from 2.70% to 3.60%. These loans have maturity dates between 2023 and 2027.

Our long-term debt as of December 31, 2021 comprises bank loans granted to our vessel-owning subsidiaries.

Borrower	December 31, 2021	Interest rate (margin + LIBOR)

Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	25,200,000	2.75% + LIBOR
Kamsarmax Two Shipping Ltd.	13,250,000	2.80% + LIBOR
Light Shipping Ltd./ Good Heart Shipping Ltd.	20,900,000	2.75% + LIBOR
Eirini Shipping Ltd.	4,370,000	3.60% + LIBOR
Pantelis Shipping Ltd. / Areti Shipping Ltd.	8,400,000	3.50% + LIBOR
Blessed Luck Shipowners Ltd.	7,250,000	2.70% + LIBOR
	79,370,000
Less: Current portion	(14,140,000)
Long-term portion	65,230,000

A description of our loans, as of December 31, 2021, is provided in Note 7 of our attached financial statements. As of December 31, 2021, we are scheduled to repay approximately $14.14 million of the above bank loans in 2022.

Our loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio (“loan-to-value” ratio). Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations. If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2021, we were not in default of any credit facility covenant.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or capital enhancements to our vessels.

In 2019 and 2020 we did not acquire any vessels. In May 2021, we took delivery of the Panamax drybulk carrier, M/V “Blessed Luck”, of 76,704 dwt built in 2004 in Japan for $12.13 million. In September 2021, we took delivery of the Ultramax drybulk carrier, M/V “Good Heart” of 62,996 dwt built in 2014 in China for approximately $24.67 million. In February 2022, we took delivery of the Supramax drybulk carrier, M/V “Molyvos Luck”, of 57,924 dwt built in 2014 in China for approximately $21.21 million.

We currently have five vessels scheduled for drydocking over the next 12 months (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).

Dividends

In 2019, 2020 and 2021, the Company declared no dividend on its common stock. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 18, 2019, the Board of Directors agreed to redeem approximately $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 9.25% per annum until January 29, 2021, after which it would increase to 14% per annum. From January 29, 2019 to June 19, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares to have the option to pay the preferred dividend in-kind at an annual rate of 10.25%, instead of in cash at an annual rate of 9.25%, with effect from April 1, 2020 until January 29, 2021. On January 29, 2021, we redeemed a net amount of $3 million of our Series B Preferred Shares and, contemporaneously agreed with our Series B Preferred Shareholders to reduce the dividend rate of our Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate would reset to 14% and would be payable in cash. On December 16, 2021 we redeemed all of our Series B Preferred Shares for an amount of $13.6 million. In 2020, the Company declared $1.57 million in dividends on its Series B Preferred Shares, of which $0.35 million were paid in cash during 2020 and $1.22 million were paid in kind. Within 2021 the Company declared dividends on its Series B Preferred Shares, amounting to $1.09 million, all of which were paid in cash during 2021. We also recorded a preferred deemed dividend of $0.67 million arising out of the redemption of approximately $16.6 million of the Series B Preferred Shares.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of March 31, 2022, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 952.24 million dwt with another 63.1 million dwt, or about 6.62% of the present fleet capacity, on order.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers that were scrapped were in excess of 30 years of age. During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. In 2016 drybulk rates decreased and scrapping activity remained strong, at close to 2015 levels. In 2017 scrapping of drybulk vessels declined to almost half of its 2016 level. 2018 saw a further decline in scrapping to 4.4 million dwt, a decline of 70% year on year, while in 2019, a total of 7.9 million dwt were scrapped. In 2020, scrapping activity almost doubled, with a total of 14.87 million dwt being scrapped. As of March 31, 2022, the year to date 2022 demolition rate is 1.04 million dwt, which represents an approximately 73% decrease over the demolition rate for the corresponding period in 2021 as drybulk export disruptions have eased and economic activity has picked up since the outbreak of COVID-19.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. The extent to which COVID-19 will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including the high level of uncertainty relating to how the pandemic will evolve, including the new Omicron variant of COVID-19, which appears to be the most transmissible variant to date, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. The Company’s business could be materially and adversely affected by the risks, or the public perception of the risks and travel restrictions related to COVID-19. We are unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results. As of March 31, 2022, approximately 29% of our ship capacity days for the remainder of 2022 are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. For example, on March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including coal and certain petroleum products. Additionally, the executive order prohibits any investments in the Russian energy sector by U.S. persons, among other restrictions. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

E.	Critical Accounting Estimates

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

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are the most critical accounting estimates that involve a high degree of judgment and the methods of their application.

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

As of December 31, 2021, there were no indicators of impairment for any of the Company’s vessels. As of December 31, 2020, we had indicators of impairment for five of our vessels. For the vessels with impairment indicators as of December 31, 2020, the Company determined the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculated the historical average rates over a 19-year period for 2020, excluding peak periods, which starts in 2002 and takes into account complete market cycles, and which provides a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.

Our impairment exercise is highly sensitive on variances in the time charter rates; it also requires assumptions for:

●	the effective fleet utilization rate;

●	estimated scrap values;

●	vessel operating costs;

●	future drydocking costs; and

●	probabilities of sale for each vessel.

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

There can be no assurance as to how long-term charter rates and vessel values will increase as compared to their current levels and as compared to historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly during 2017 and the first half of 2018, gradually weakened in the second half of 2018 and through most of 2019 and 2020, but improved again for 2021, and may return to their previously depressed levels which could adversely affect our revenue, profitability and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the “Item 4.B. Business Overview – Our Fleet”. As of December 31, 2021, the market value of each of the vessels of the Company’s fleet exceeded its carrying value.

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

Implications of Being an Emerging Growth Company

We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;

●	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

●

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

COVID-19

The COVID-19 pandemic has had and continues to have a significant negative impact on the global economy and the demand for shipping regionally as well as globally. At present, it is not possible to ascertain any future impact of COVID-19 on the Company’s operational and financial performance, which may take some time to materialize and may not be fully reflected in the Company’s results for 2020 and 2021.  The recent reopening of the global economy and consequent increased demand across all key dry bulk commodities has positively affected our revenues. On the other hand, as a result of COVID-19 restrictions imposed since 2020, additional crew expenses were incurred. However, an increase in the severity or duration or a resurgence of the COVID-19 pandemic and any significant disruption of wide-scale vaccine distribution could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends. Accordingly, an estimate of the overall impact of COVID-19 cannot be made at this time.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	62	Chairman, President and CEO; Class C Director
Dr. Anastasios Aslidis	62	CFO and Treasurer; Class C Director
Aristides P. Pittas	70	Vice Chairman; Class C Director
Stephania Karmiri	54	Secretary
Panagiotis Kyriakopoulos	61	Class A Director
George Taniskidis	61	Class B Director
Apostolos Tamvakakis	64	Class B Director

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

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for inflation in the Eurozone to account for the increased management cost associated with us being a public company and other services to our subsidiaries. During 2021, under this Master Management Agreement, as amended, we paid Eurobulk $1,250,000 for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor. As of January 1, 2022, this fee remained the same at $1,250,000.

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

On November 4, 2019, the Board of Directors awarded 24,710 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2020 and the remainder vested on July 1, 2021.

On November 5, 2020, the Board of Directors awarded 44,900 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2021, and the remainder will vest on November 16, 2022. There were 1,314 shares that were forfeited due to employee termination. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

On November 19, 2021, the Board of Directors awarded 49,650 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which will vest on July 1, 2022, and the remainder will vest on July 1, 2023. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The current term of our Class A director expires in 2024, the current term of our Class B directors expires in 2022 and the current term of our Class C directors expires in 2023.

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

●

We are not required under Marshall Islands law to maintain a Board of Directors with a majority of independent directors, and we may not be able to maintain a Board of Directors with a majority of independent directors in the future.

●

In lieu of a compensation committee comprised of independent directors, our Board of Directors will be responsible for establishing the executive officers’ compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

●

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

●

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

●

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

●

In lieu of holding regular meetings at which only independent directors are present, our entire Board of Directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

●	The Board of Directors adopted a new Equity Incentive Plan in May 2018. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.

●

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

●

In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D.	Employees

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively. Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel. As of December 31, 2021, approximately 79 officers and 126 crew members served on board the vessels in our fleet.

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

Options

No options were granted during the fiscal year ended December 31, 2021. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of March 31, 2022 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock (14)
Friends Dry Investment Company Inc.(1)	801,928	27.5%
Tennenbaum Opportunities Fund VI, LLC (3)	58,320	2.0%
Tennenbaum Opportunities Partners V, LLC (3)	121,680	4.2%
Family United Navigation Co (4)	256,708	8.8%
Ergina Shipping Ltd.(5)	180,308	6.2%
Aristides J Pittas(6)	46,814	1.6%
George Taniskidis(7)	4,021	*
Panagiotis Kyriakopoulos(8)	2,800	*
Aristides P Pittas(9)	6,770	*
Anastasios Aslidis(10)	16,950	*
Apostolos Tamvakakis(11)	1,800	*
Stephania Karmiri(12)	300	*
Symeon Pariaros(13)	2,400	*
All directors and officers and 5% owners as a group	1,500,799	51.4%

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

(2)

Represents shares of common stock held of record by Friends Dry. A majority of the shareholders of Friends Dry are members of the Pittas family. Investment power and voting control by Friends Dry resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends Dry may be taken by a majority of the members on its Board of Directors.

(3)

Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC, which were the registered holders of the Common Shares and Series B Preferred Shares of EuroDry Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. Tennenbaum Capital Partners, LLC is indirectly controlled by BlackRock, Inc., which may be deemed to have beneficial ownership of shares beneficially owned by Tennenbaum Capital Partners, LLC. The address of Tennenbaum Opportunities Partners V, LP, Tennenbaum Opportunities Fund V, LLC and Tennenbaum Capital Partners, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC currently hold 180,000 shares of common stock.

(4)

Represents shares of common stock held of record by Family United Navigation Co. (“FUN”). A majority of the shareholders of FUN are members of the Pittas family. Investment power and voting control by FUN resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by FUN may be taken by a majority of the members on its Board of Directors.

(5)

Represents shares of common stock held of record by Ergina Shipping Ltd. A majority of the shareholders of Ergina Shipping Ltd. are members of the Pittas family. Investment power and voting control by Ergina Shipping Ltd. resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by Ergina Shipping Ltd. may be taken by a majority of the members on its Board of Directors.

(6)

Does not include 135,859 shares of common stock held of record by Friends Dry and Ergina Shipping Ltd., by virtue of ownership interest in Friends Dry and Ergina Shipping Ltd. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,400 shares vesting on July 1, 2022, 5,400 shares vesting on November 16, 2022 and 5,400 shares vesting on July 1, 2023.

(7)

Does not include 3,915 shares held of record by Friends Dry, by virtue of Mr. Taniskidis’ ownership in Friends Dry. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 600 shares vesting on July 1, 2022, 600 shares vesting on November 16, 2022 and 600 shares vesting on July 1, 2023.

(8)	Includes 600 shares vesting on July 1, 2022, 600 shares vesting on November 16, 2022 and 600 shares vesting on July 1, 2023.

(9)

Does not include 42,715 shares of common stock held of record by Friends Dry and Family United Navigation Co., by virtue of ownership interest in Friends Dry and Family United Navigation Co. of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,500 shares vesting on July 1, 2022, 1,500 shares vesting on November 16, 2022 and 1,500 shares vesting on July 1, 2023.

(10)	Includes 3,650 shares vesting on July 1, 2022, 3,650 shares vesting on November 16, 2022 and 3,650 shares vesting on July 1, 2023.

(11)	Includes 600 shares vesting on July 1, 2022, 600 shares vesting on November 16, 2022 and 600 shares vesting on July 1, 2023.

(12)	Include 150 shares vesting on July 1, 2022 and 150 shares vesting on July 1, 2023.

(13)	Includes 750 shares vesting on July 1, 2022, 600 shares vesting on November 16, 2022 and 750 shares vesting on July 1, 2023.

(14)	Voting stock includes 72,100 unvested shares for a total of 2,919,191 issued and outstanding shares of the Company as of March 31, 2022.

B.	Related Party Transactions

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

EuroDry signed new Master Management Agreements (“MMAs”) with the Managers which took effect after the completion of the Spin-off. Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual executive compensation and a daily management fee per vessel managed. For the Company post Spin-off the annual compensation for such services was set at $1,250,000. This amount was $1,250,000 for each of 2019, 2020 and 2021. For 2021 we also paid an additional special bonus of $460,000 to Eurobulk’s employees, affiliated subcontractors and consultants. Our Master Management Agreement is substantially similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas. The Master Management Agreement is terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The management agreements between Eurobulk FE and the ship-owning companies follow substantially the same terms of the similar agreements with Eurobulk.

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

The MMA was amended and restated on January 1, 2012 to reflect a 5% discount on the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 ("volume discount"). The daily vessel management fee was set at 685 Euros per day per vessel in operation and 342.50 Euros per day per vessel in lay-up after the 5% discount. EuroDry signed new MMAs with the Managers which took effect after the completion of the Spin-off for an additional five-year term until May 30, 2023 with the 5% volume discount permanently incorporated in the daily vessel management fee. The daily fixed vessel management fee remained unchanged at 685 Euros for the years ended December 31, 2019, 2020 and 2021, and will be adjusted annually for inflation in the Eurozone. Vessel management fees paid to the Managers amounted to $1,964,536, $2,018,800 and $2,350,747 in 2019, 2020 and 2021, respectively. From January 1, 2022 the daily vessel management fee was adjusted for inflation at 720 Euros per day per vessel in operation and 360 Euros per day per vessel in lay-up.

The management of the M/V “Xenia”, M/V “Alexandros P.”, M/V “Tasos” and M/V “Ekaterini” is performed by Eurobulk FE, which provides technical, commercial and accounting services. The remaining fleet (M/V “Pantelis, M/V “Eirini P.”, M/V “Good Heart”, M/V “Blessed Luck” and M/V “Starlight”) is managed by Eurobulk.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2019, 2020 and 2021 Eurochart received $359,868, $294,933 and $856,334, respectively, for chartering services calculated at 1.25% of chartering revenues. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire. We withheld, on behalf of Eurochart, nil commissions in 2019 and 2020, as there were no vessel acquisitions. During 2021, we paid to Eurochart commissions of $365,000 for the acquisitions of M/V “Blessed Luck” and M/V “Good Heart”, which were agreed to be paid by the buyers, as per the relevant memoranda of agreement entered into with the sellers.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on premium not exceeding 5%, respectively.

On May 10, 2021, we reached an agreement with a related party, Ergina Shipping Ltd. (“Ergina”), a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a loan of $6.0 million, which was used by us to partly finance the acquisition of M/V “Blessed Luck”. The loan was set to mature on May 31, 2022. The interest rate applied was 8% per annum. Interest on the loan was payable quarterly. Within 2021 we paid $0.08 million for interest. On June 4, 2021, Ergina exercised its right to convert part of the outstanding balance of the loan, amounting to $3.3 million, into the Company’s common shares as per the terms of the loan agreement. As a result, on June 4, 2021, we issued 180,308 shares to Ergina. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan, amounting to approximately $18.30 per share. We incurred a loss on the extinguishment of the above debt of $1.6 million, deriving from the difference between the conversion price and the closing price of the Company’s common shares on the Nasdaq Capital Market on the date of issuance of approximately $27.44 per share. The remaining amount of $2.7 million was repaid earlier than scheduled on September 29, 2021.

Aristides J. Pittas is currently the Chairman of each of Eurochart and Eurobulk, all of which are our affiliates.

We have entered into a registration rights agreement with Friends, which registration rights were transferred to Friends Dry, our largest shareholder, pursuant to which we granted Friends Dry the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Friends Dry. Under the registration rights agreement, Friends Dry has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends Dry has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.

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

The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter and the related dividends would be payable in cash. If a cash dividend were paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares would receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. On June 18, 2019, the Board of Directors agreed to redeem approximately $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 9.25% per annum until January 29, 2021, after which it would increase to 14% per annum, payable in cash. From January 29, 2019 to June 19, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares to have the option to pay the preferred dividend in-kind at an annual rate of 10.25%, instead of in cash at an annual rate of 9.25%, with effect from April 1, 2020 until January 29, 2021.

On January 29, 2021, the Board of Directors agreed to redeem a net amount of $3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate would reset to 14% and would be payable in cash. On December 16, 2021, the Board of Directors agreed to redeem all $13.61 million outstanding Series B Preferred Shares. The Company declared $1.09 million of dividends on its Series B Preferred Shares during 2021, which were paid in cash, $1.57 million in dividends on its Series B Preferred Shares during 2020, of which $0.35 million were paid in cash and another $1.22 million were paid in-kind, and $1.75 million in dividends on its Series B Preferred Shares during 2019, of which $0.08 million were paid in-kind, $1.31 million were paid in cash, and another $0.36 million were accrued as of December 31, 2019 and were paid in the first quarter of 2020. In addition, $0.67 million of preferred deemed dividends were recorded in 2021 as a result of the redemption of $3.0 million and $13.61 million of the Series B Preferred Shares in January and December 2021, respectively, representing the difference between (1) the fair value of the consideration transferred to the holders of the EuroDry Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs). Similarly, as a result of the redemption of the $4.3 million of Series B Preferred Shares in 2019, $0.19 million of preferred deemed dividends were recorded, representing the difference between (1) the fair value of the consideration transferred to the holders of the EuroDry Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs).

B.	Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 16 “Subsequent events” of our annual consolidated financial statements.

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

Common Stock

As of March 31, 2022, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share, of which there are 2,348,216 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of March 31, 2022, we are authorized to issue up to 20,000,000 shares of preferred stock par value $0.01 per share, of which no shares are currently issued and outstanding.

Directors

Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Cumulative voting may not be used to elect directors.

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

Our Board of Directors is divided into three classes as set out below in “Classified Board of Directors.” Each director is elected to serve until the third succeeding annual meeting after his election and until his successor shall have been elected and qualified, except in the event of his death, resignation or removal.

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

We are a party to a registration rights agreement with Friends, which was transferred to Friends Dry. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

●	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and

either

●

more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

●

our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands and Liberia, the jurisdictions where we and our shipowning subsidiaries were incorporated during 2021, each grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We do not believe that we can establish that we satisfied the 50% Ownership Test for the 2021 taxable year due to the widely-held nature of our stock.

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

The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." We intend to take the position that our common stock, which is listed on the Nasdaq Capital Market constituted more than 50% of our outstanding shares by value and total combined voting power for the 2021 taxable year. Accordingly, we intend to take the position that we satisfied the listing threshold for the 2021 taxable year. However, it is possible that our common stock may come to constitute 50% or less of our outstanding shares by value in a future taxable year in which case we may not be able to satisfy the listing threshold or the Publicly Traded Test.

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

We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2021 taxable year because the nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2021 United States federal income tax returns.

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

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

●	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

●

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

●	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.

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

●

such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

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

Interest Rate Fluctuation Risk

The international drybulk shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. [See Item 3.D: “Risk Factors” above for more information on risks related to volatility in, and the discontinuance of, LIBOR.]

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

On October 12, 2021, EuroDry Ltd. entered into an interest rate swap with HSBC for a notional amount of $10.0 million, with inception date on October 14, 2021 and maturity date on October 14, 2025. Under this contract, HSBC makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 1.032% based on the notional amount.

As at December 31, 2021, our average debt coverage for 2022 was approximately 40% and for the two-year period of 2023 and 2024 was approximately 53%.

As at December 31, 2021, we had $79.37 million of floating rate debt outstanding with margins over LIBOR ranging from 2.70% to 3.60%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and decreased our cash flows in the twelve-month period ended December 31, 2021 by approximately $642,531 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2021 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2022	661,312	(280,417)
2023	532,555	(228,333)
2024	378,100	(200,000)
2025	294,400	(108,333)
2026 and thereafter	338,224	-

Inflation Risk

The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Currency Exchange Rate Risk

The international drybulk shipping industry’s functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but, in 2021, incurred approximately 19% of our vessel operating expenses (excluding depreciation) in currencies other than U.S. dollars. In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 2% in 2021) are mainly in Euros and some other currencies. On December 31, 2021, approximately 47% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2021 was $0.01 million. Net foreign exchange loss for the year ended December 31, 2020 was $0.02 million. Net foreign exchange gain for the year ended December 31, 2019 was marginal.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2021, would have increased our operating expenses by approximately $0.26 million and the fair value of our outstanding trade accounts payable by approximately $0.04 million.

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

(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2021. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2021, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 using the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013, published in its report entitled 2013 Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2021.

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

Item 16C.	Principal Accountant Fees and Services

Our principal auditors, Deloitte Certified Public Accountants, S.A. have charged us for audit, audit-related and non-audit services as follows:

	2020 (dollars in thousands)	2021 (dollars in thousands)
Audit Fees	$176	$189
Audit related fees	-	-
Tax fees	-	-
All other fees / expenses	-	-
Total	$176	$189

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

All services provided by Deloitte Certified Public Accountants, S.A., were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Please see Item 6.C. Board Practices - Corporate Governance.

OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements set forth on pages F-1 through F-51, together with the report of independent registered public accounting firm, are filed as part of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Incorporation of EuroDry Ltd. (1)
1.2	Amended and Restated Bylaws of EuroDry Ltd. (2)
2.1	Specimen Common Stock Certificate (2)
2.2	Specimen Series B Preferred Share Certificate (2)
2.3	Form of Registration Rights Agreement by and among EuroDry Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (2)
2.4	Shareholders Rights Agreement between EuroDry Ltd. and American Stock Transfer and Trust Company, LLC (3)
2.5	Form of Contribution Agreement between EuroDry Ltd. and Euroseas Ltd. (2)
2.6	Description of Securities
4.1	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Ltd. (2)
4.2	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Far East (2)
4.3	EuroDry 2018 Equity Incentive Plan (2)
4.4	Form of Standard Ship Management Agreement (2)
4.5	Form of Current Time Charter (2)
4.6	First Preferred Mortgage by Kamsarmax Two Shipping Ltd, as owner, in favour of HSBC Bank plc, as mortgagee, relating to Ekaterini, dated May 7, 2018 (5)
4.7	Term Loan Facility Agreement between Kamsarmax Two Shipping Ltd, as borrower, and HSBC Bank plc, as original lender, for up to $18,400,000, dated April 26, 2018 (5)

4.8

Loan Agreement between Ultra One Shipping Ltd. and Kamsarmax One Shipping Ltd., as Borrowers, and Eurobank S.A. as Lender, Arranger, Account Bank, Agent and Security Trustee, relating to a secured term loan facility of up to US$26,700,000, dated January 27, 2021. (6)

4.9

Guarantee between EuroDry Ltd., as Guarantor, and Eurobank S.A., as Security Trustee, relating to a secured term loan facility of up to US$26,700,000 between Ultra One Shipping Ltd. and Kamsarmax One Shipping Ltd., dated January 27, 2021. (6)

4.10	Loan Agreement between Eirini Shipping Ltd., as Borrower, and Sinopac Capital International (HK) Limited, as Lender, for up to US$5,000,000, dated February 22, 2021. (6)
4.11	Guarantee between EuroDry Ltd., as Guarantor, and Sinopac Capital International (HK) Limited, as Lender, relating to a Loan Agreement for up to US$5,000,000 dated February 21, 2021. (6)
4.12	Loan Agreement between Blessed Luck Shipowners Ltd., as borrower, and Piraeus Bank S.A., as lender, for up to US$8,000,000, dated August 12, 2021.
4.13	Guarantee between EuroDry Ltd., as guarantor, and Piraeus Bank S.A., as lender, for up to US$8,000,000, dated August 12, 2021.
4.14	Loan Agreement between Light Shipping Ltd. and Good Heart Shipping Ltd., as joint and several borrowers, and National Bank of Greece S.A., as lender, for up to US$22,000,000, dated September 30, 2021.
4.15	Guarantee between EuroDry Ltd., as guarantor, and National Bank of Greece, as lender, for up to $22,000,000, dated September 30, 2021.
4.16

Loan Agreement between Areti Shipping Ltd. and Pantelis Shipping Corp., as borrowers, and Chailease International Financial Services (Singapore) Pte. Ltd., as lender, Guaranteed by EuroDry Ltd., as guarantor, for up to US$9,000,000, dated October 6, 2021.

8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

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

Date: April 15, 2022

EuroDry Ltd. and Subsidiaries

Consolidated financial statements

Index to consolidated financial statements

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of EuroDry Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EuroDry Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

April 15, 2022

We have served as the Company's auditor since 2018.

EuroDry Ltd. and Subsidiaries

Consolidated Balance Sheets

(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2020	December 31, 2021
Assets
Current assets
Cash and cash equivalents		938,282	26,847,426
Restricted cash	7	1,518,036	459,940
Trade accounts receivable, net		1,528,055	775,035
Other receivables		460,209	1,242,803
Prepaid expenses		226,033	314,397
Inventories		1,385,280	770,342
Total current assets		6,055,895	30,409,943

Long-term assets
Vessels, net	4	99,305,990	128,492,819
Derivatives	13	-	210,113
Restricted cash	7	2,150,000	2,220,000
Total assets		107,511,885	161,332,875

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	7	13,793,754	13,949,720
Trade accounts payable		1,074,518	855,825
Accrued expenses	5	704,508	852,442
Derivatives	13	456,133	289,430
Deferred revenues		246,125	1,514,543
Due to related companies	6	2,984,759	244,587
Total current liabilities		19,259,797	17,706,547

(Consolidated balance sheets continue on the next page)

EuroDry Ltd. and Subsidiaries

Consolidated Balance Sheets

(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2020	December 31, 2021
Long-term liabilities
Long-term bank loans, net of current portion	7	37,318,084	64,702,947
Derivatives	13	393,899	-
Total long-term liabilities		37,711,983	64,702,947
Total liabilities		56,971,780	82,409,494

Commitments and contingencies	9

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 16,606 and nil issued and outstanding, respectively)	14	15,940,713	-

Shareholders’ equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,348,216 and 2,919,191 issued and outstanding, respectively)		23,482	29,192
Additional paid-in capital		53,048,060	67,963,707
(Accumulated deficit) / retained earnings		(18,472,150)	10,930,482
Total shareholders’ equity		34,599,392	78,923,381
Total liabilities, mezzanine equity and shareholders’ equity		107,511,885	161,332,875

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of operations

Years ended December 31, 2019, 2020 and 2021

(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2019	2020	2021
Revenues
Time charter revenue		28,789,458	23,594,678	68,506,729
Commissions (including $359,868, $294,933 and $856,334, respectively, to related party)	6	(1,547,996)	(1,305,717)	(4,064,903)
Net revenue		27,241,462	22,288,961	64,441,826
Operating expenses
Voyage expenses, net	12	1,117,022	285,132	(755,998)
Vessel operating expenses (including $148,329, $122,909 and $130,384, respectively, to related party)	6, 12	10,776,338	11,603,414	13,565,092
Dry-docking expenses		1,664,915	2,275,258	97,094
Vessel depreciation	4	6,458,251	6,556,256	7,656,638
Related party management fees	6	1,964,536	2,018,800	2,350,747
General and administrative expenses (including $1,250,000, $1,250,000 and $1,710,000, respectively, to related party)	6, 10	2,252,666	2,291,244	2,638,427
Total operating expenses		24,233,728	25,030,104	25,552,000
Operating income / (loss)		3,007,734	(2,741,143)	38,889,826
Other income / (expenses)
Interest and other financing costs (including $0, $0 and $79,533, respectively, to related party	6, 7	(3,513,105)	(2,331,998)	(2,339,023)
Loss on debt extinguishment		-	-	(1,647,654)
Gain / (loss) on derivatives, net	13	496,820	(790,359)	(3,765,619)
Interest income		22,216	4,094	10,484
Foreign exchange gain / (loss)		2,832	(18,455)	5,807
Other expenses, net		(2,991,237)	(3,136,718)	(7,736,005)
Net income / (loss)		16,497	(5,877,861)	31,153,821
Dividends to Series B preferred shares	14	(1,748,981)	(1,573,874)	(1,085,902)
Preferred deemed dividend		(185,665)	-	(665,287)
Net income / (loss) attributable to common shareholders		(1,918,149)	(7,451,735)	29,402,632
(Loss) / earnings per share attributable to common shareholders – basic	11	(0.85)	(3.28)	11.63
Weighted average number of shares outstanding during the year, basic	11	2,251,439	2,275,062	2,528,507
(Loss) / earnings per share attributable to common shareholders – diluted	11	(0.85)	(3.28)	11.54
Weighted average number of shares outstanding during the year, diluted	11	2,251,439	2,275,062	2,548,950

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of shareholders’ equity

Years ended December 31, 2019, 2020 and 2021

(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	(Accumulated Deficit) / Retained Earnings	Total
Balance January 1, 2019	2,279,920	22,799	52,618,022	(9,102,266)	43,538,555
Net income	-	-	-	16,497	16,497
Dividends to Series B preferred shares	-	-	-	(1,748,981)	(1,748,981)
Preferred deemed dividend	-	-	-	(185,665)	(185,665)
Issuance of restricted shares for stock incentive award and share-based compensation	24,710	247	184,552	-	184,799
Balance December 31, 2019	2,304,630	23,046	52,802,574	(11,020,415)	41,805,205
Net loss	-	-	-	(5,877,861)	(5,877,861)
Dividends to Series B preferred shares	-	-	-	(1,573,874)	(1,573,874)
Issuance of restricted shares for stock incentive award and share-based compensation	44,900	449	245,473	-	245,922
Shares forfeited	(1,314)	(13)	13	-	-
Balance December 31, 2020	2,348,216	23,482	53,048,060	(18,472,150)	34,599,392
Net income	-	-	-	31,153,821	31,153,821
Dividends to Series B preferred shares	-	-	-	(1,085,902)	(1,085,902)
Preferred deemed dividend	-	-	-	(665,287)	(665,287)
Issuance of shares sold at the market (ATM), net of issuance costs	341,017	3,410	9,739,649	-	9,743,059
Issuance of shares in connection with related party loan converted to equity	180,308	1,803	4,945,851	-	4,947,654
Issuance of restricted shares for stock incentive award and share-based compensation	49,650	497	230,147	-	230,644
Balance December 31, 2021	2,919,191	29,192	67,963,707	10,930,482	78,923,381

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

	2019	2020	2021
Cash flows from operating activities:
Net income / (loss)	16,497	(5,877,861)	31,153,821
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Vessel depreciation	6,458,251	6,556,256	7,656,638
Amortization and write off of deferred charges	152,879	140,704	298,329
Loss on debt extinguishment	-	-	1,647,654
Share-based compensation	184,799	245,922	230,644
Change in the fair value of derivatives	359,204	545,859	(770,715)
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	393,202	314,953	753,020
Prepaid expenses	(138,922)	60,678	(88,364)
Other receivables	(117,833)	(424)	(782,594)
Inventories	58,236	(876,569)	614,938
Increase / (decrease) in:
Trade accounts payable	185,151	238,081	(251,260)
Accrued expenses	(201,787)	(259,915)	147,934
Deferred revenues	249,593	(199,699)	1,268,418
Due to related companies	7,514,654	1,437,549	(2,740,172)
Net cash provided by operating activities	15,113,924	2,325,534	39,138,291
Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(1,111,297)	(611,106)	(36,823,327)
Net cash used in investing activities	(1,111,297)	(611,106)	(36,823,327)

(Consolidated statements of cash flows continue on the next page)

EuroDry Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

(Continued)

	2019	2020	2021
Cash flows from financing activities:
Redemption of preferred shares	(4,300,000)	-	(16,606,000)
Proceeds from issuance of common stock, net of commissions paid	-	-	9,975,312
Offering expenses paid	-	-	(219,826)
Preferred dividends paid	(1,311,612)	(713,552)	(1,085,902)
Loan arrangement fees paid	(22,500)	-	(760,500)
Proceeds from related party loan	-	-	6,000,000
Proceeds from long-term bank loans	4,500,000	-	70,700,000
Repayment of related party loan	-	-	(2,700,000)
Repayment of long-term bank loans	(11,494,000)	(5,524,000)	(42,697,000)
Net cash (used in) / provided by financing activities	(12,628,112)	(6,237,552)	22,606,084

Net increase / (decrease) in cash, cash equivalents and restricted cash	1,374,515	(4,523,124)	24,921,048
Cash, cash equivalents and restricted cash at beginning of year	7,754,927	9,129,442	4,606,318
Cash, cash equivalents and restricted cash at end of year	9,129,442	4,606,318	29,527,366
Cash Breakdown
Cash and cash equivalents	5,396,406	938,282	26,847,426
Restricted cash, current	1,083,036	1,518,036	459,940
Restricted cash, long term	2,650,000	2,150,000	2,220,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	9,129,442	4,606,318	29,527,366

Supplemental cash flow information
Cash paid for interest	3,468,478	2,426,395	2,147,352
Financing and investing activities fees:
Offering expenses accrued	-	-	12,427
Paid in-kind dividends	78,642	1,219,048	-
Capital expenditures included in liabilities	218,319	8,194	28,334
Accrued preferred dividends	358,726	-	-
Shares issued in connection with related party loan converted to equity	-	-	4,947,654

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

1.         Basis of Presentation and General Information

EuroDry Ltd. (the “Company” or “EuroDry”) was formed by Euroseas Ltd. (“Euroseas” or “former Parent Company”) on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the “Subsidiaries”) contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas’ drybulk vessels held for use as of December 31, 2017 (the “Spin-off”). On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas, distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company’s Series B Preferred Stock (the “EuroDry Series B Preferred Shares”) to holders of Euroseas’ Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. EuroDry’s common shares trade on the Nasdaq Capital Market under the ticker symbol “EDRY”.

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

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc., Family United Navigation Co. and Ergina Shipping Ltd. which, in turn, own 43.5% of the Company’s shares as of December 31, 2021. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as social distancing, travel restrictions, border closures, limitations on public gatherings, working from home, supply chain logistical changes and closure of non-essential businesses. Such measures have and will likely continue to cause severe trade disruptions, significant reduction in global economic activity and extreme volatility in the global financial markets. Although to date there has not been any significant effect on the Company’s operating activities due to COVID-19, other than the decrease in market rates in 2020, which have recovered in 2021, and increased crew cost, there continues to be a high level of uncertainty relating to how the pandemic will evolve, including the new Omicron variant of COVID-19, which appears to be the most transmissible variant to date, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s and government’s responses to such measures. Accordingly, an estimate of the future impact of COVID-19 on the Company’s operational and financial performance cannot be made at this time, as it may take some time to materialize and may not be fully reflected in the results for 2020 and 2021.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

Years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

1.         Basis of Presentation and General Information - Continued

The Company is engaged in the ocean transportation of dry bulk through ownership and operation of dry bulk ship-owning companies. Details of the Company’s wholly owned subsidiaries are set out below:

●

Pantelis Shipping Corp., incorporated in the Republic of Liberia on December 4, 2009, owner of the Liberian flag 74,020 DWT bulk carrier M/V “Pantelis” which was built in 2000 and acquired on July 23, 2009.

●

Eirini Shipping Ltd., incorporated in the Republic of Liberia on February 2, 2014, owner of the Liberian flag 76,466 DWT bulk carrier M/V “Eirini P” which was built in 2004 and acquired on May 26, 2014.

●

Ultra One Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, owner of Liberian flag 63,500 DWT bulk carrier M/V “Alexandros P.” (ex- Hull DY 160). M/V “Alexandros P”, which is a new build, was delivered on January 16, 2017.

●

Kamsarmax One Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, owner of the Marshall Islands flag 82,000 DWT bulk carrier M/V “Xenia”. M/V “Xenia”, which is a new build, was delivered on February 25, 2016.

●

Kamsarmax Two Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, owner of the Marshall Islands flag 82,000 DWT bulk carrier M/V “Ekaterini”. M/V “Ekaterini”, which is a new build, was delivered on May 7, 2018.

●

Areti Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 15, 2016, owner of the Cypriot flag 75,100 DWT bulk carrier M/V “Tasos” which was built in 2000 and acquired on January 9, 2017.

●

Light Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 6, 2018, owner of the Cypriot flag 75,845 DWT bulk carrier M/V “Starlight” which was built in 2004 and acquired on November 30, 2018.

●

Blessed Luck Shipowners Ltd., incorporated in the Republic of Liberia on May 6, 2021, owner of Liberian flag 76,704 DWT bulk carrier M/V “Blessed Luck.”, which was built in 2004, and acquired on May 28, 2021.

●

Good Heart Shipping Ltd., incorporated in the Republic of Liberia on August 13, 2021, owner of Liberian flag 62,996 DWT bulk carrier M/V “Good Heart”, which was built in 2014 and acquired on September 22, 2021.

●

Molyvos Shipping Ltd., incorporated in the Republic of the Marshall Islands on January 11, 2022, owner of the Marshall Islands flag 57,924 DWT bulk carrier M/V “Molyvos Luck”, which was built in 2014 and acquired on February 11, 2022.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

Years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

1.         Basis of Presentation and General Information - Continued

The following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2019	2020	2021
Quadra Commodities S.A.	16%	19%	27%
Ultrabulk A/S	-	13%	19%
Amaggi Europe B.V.	-	-	15%
Tongli Shipping PTE Ltd.	-	-	11%
A/S Klaveness Chartering	35%	23%	-
Guardian Navigation Gmax	15%	14%	-
LLC pool

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.         Significant Accounting Policies - Continued

otherwise, these amounts are charged to expense as incurred. Vessels under construction are presented at cost, which includes shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the construction of the vessels, including interest costs incurred during the construction period.

Expenditures for vessel repair and maintenance are charged against income in the period incurred.

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2020 and 2021.

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

A minor part of the Company’s revenues is also generated from pool arrangements. For the vessel that operated under pool arrangement during the years ended December 31, 2020 and 2021 the Company does not consider itself the principal, primarily because of its lack of control over the service to be transferred to the charterer under those charter party agreements and therefore related revenues and expenses are presented net.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.         Significant Accounting Policies - Continued

In particular, the pool manager calculates the net pool revenues using gross revenues less voyage expenses of all the pool vessels and less the general and administrative expenses of the pool and distributes the net pool revenues as time charter hire to participants based on an agreed upon formula, which is determined by pool points awarded to each vessel in the pool (vessel attributes such as age, design, cargo carrying capacity, fuel consumption and speed are taken into consideration) as well as the number of days the vessel participated in the pool in the period. The Company recognizes net pool revenues on a monthly basis, when the vessel has participated in the pool during the period and the amount of net pool revenues for the period can be estimated reliably. Revenue generated from the pool is accounted for as revenue from operating leases, pursuant to the accounting standard on leases (ASC 842), as further described below.

On January 1, 2019, the Company adopted ASC 842 Leases (“ASC 842”), which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842 provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met: i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2019, 2020 and 2021 the duration of the Company’s time charter contracts ranged from 15 days to 4 years and certain time charter contracts included renewal options up to 12 months. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. As of December 31, 2021, all of the Company’s time charter agreements have remaining terms ranging from less than three months to 10 months based on the minimum duration of the time charter contracts and do not include any renewal options. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.         Significant Accounting Policies – Continued

The Company, making use of the practical expedient for lessors, elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The nature of the lease component and non-lease component that are combined as a result of applying the respective practical expedient are the hire rate for a bareboat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubricants, respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with ASC 842.

Both the lease component and non-lease component are earned by the passage of time. The performance obligations in a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and are recorded in “Time charter revenue” in the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight line basis over the charter period.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.         Significant Accounting Policies - Continued

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses whilst the vessel is on time charter. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income within “Time charter revenue” in the consolidated statements of operations.

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

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.         Significant Accounting Policies - Continued

Financing costs

Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans or for refinancing or amending existing loans, are required to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts. These costs are amortized as interest and other financing costs over the duration of the underlying loan using the effective interest method. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment pursuant to the provisions of Subtopic 470-50, is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

Offering costs

Expenses directly attributable to an equity offering are deferred and are either presented against paid-in capital when the offering is completed or are written-off and charged to “General and administrative expenses” in the consolidated statements of operations when it is probable that the offering will be aborted.

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to officers and directors as well as to non-employees and are included in “General and administrative expenses” in the consolidated statements of operations. The shares to employees and directors as well as to non-employees are measured at their fair value equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. Further, the Company accounts for restricted share award forfeitures upon occurrence.

Impairment of vessels

The Company reviews its vessels held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessels. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records an impairment loss to the extent the vessel’s carrying value exceeds its fair market value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.         Significant Accounting Policies - Continued

In developing its estimates of future undiscounted net operating cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, vessel operating expenses, drydocking costs, vessels’ residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations.

The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates, from the third year onwards. As of December 31, 2021, there were no indicators of impairment for any of the Company’s vessels. As of December 31, 2020, the Company calculated the historical average rates over a 19-year period for 2020, excluding peak periods, which starts in 2002 and takes into account complete market cycles. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract. Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company’s past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company’s data for its own vessels. Specifically, the Company’s management uses the Company’s internal budget for operating expenses escalated by 1.5% per annum and the Company’s budgeted drydocking costs, assuming a five-year special survey cycle. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company’s vessel depreciation policy. The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative uses are under consideration (i.e. sale or continuing operation of a vessel).

If the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded under “Impairment loss” in the consolidated statement of operations.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) attributable to common shareholders, after the deduction of dividends paid (in cash or in-kind) to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2020 and 2021, are considered contingently returnable until the restrictions lapse and are not included in the basic earnings / (loss) per share calculation until the shares are vested.

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

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.         Significant Accounting Policies - Continued

Segment reporting

The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment, that of operating drybulk vessels. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Recent accounting pronouncements

In January 2021, the FASB issued Accounting Standard Update (“ASU”) 2021-01 (Topic 848), which amends and clarifies the existing ASU issued in March 2020, the ASU 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities and the ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. The Company is still evaluating the timing of the adoption and the optional expedients and exceptions it may adopt, as well as the effect of the adoption on its consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

3.         Inventories

Inventories consisted of the following:

	December 31, 2020	December 31, 2021
Lubricants	547,534	724,044
Victualing	38,232	46,298
Bunkers	799,514	-
Total	1,385,280	770,342

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

4.         Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2020	138,401,404	(32,940,139)	105,461,265
- Depreciation for the year	-	(6,556,256)	(6,556,256)
- Capitalized expenses	400,981	-	400,981
Balance, December 31, 2020	138,802,385	(39,496,395)	99,305,990
- Depreciation for the year	-	(7,656,638)	(7,656,638)
- Delivery of M/V “Blessed Luck”	12,127,945	-	12,127,945
- Delivery of M/V “Good Heart”	24,673,602	-	24,673,602
- Capitalized expenses	41,920	-	41,920
Balance, December 31, 2021	175,645,852	(47,153,033)	128,492,819

During the year ended December 31, 2020, M/V “Pantelis” completed the installation of its Water Ballast Treatment system onboard for a total cost of $0.3 million. During the year ended December 31, 2020 the Company’s vessels were equipped with smart bunkers monitoring systems (“Flow meters”) for a total cost of $0.1 million. For the year ended December 31, 2021, the fleet was equipped with a number of smart monitoring systems for a total cost of $0.04 million. All these installations were qualified as vessel improvements and were therefore capitalized.

On May 6, 2021, Blessed Luck Shipowners Ltd. signed a memorandum of agreement to purchase M/V “Blessed Luck” a 76,704 DWT 2004-built drybulk carrier, for a purchase price plus costs to make the vessel available for use of $12,127,945. M/V “Blessed Luck” was delivered to the Company on May 28, 2021.

On August 16, 2021, Good Heart Shipping Ltd. signed a memorandum of agreement to purchase M/V “Good Heart” a 62,996 DWT 2014-built drybulk carrier, for a purchase price plus costs to make the vessel available for use of $24,673,602. M/V “Good Heart” was delivered to the Company on September 22, 2021.

In light of the economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2020, the Company performed the undiscounted cash flow test for those operating vessels whose carrying values were above their respective market values and determined that the net book value of its vessels held for use was recoverable. As of December 31, 2021, there were no indicators of impairment for any of the Company’s vessels.

As of December 31, 2021, all vessels are used as collateral under the Company’s loan agreements (see Note 7).

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

5.         Accrued Expenses

The accrued expenses consist of:

	December 31, 2020	December 31, 2021

Accrued payroll expenses	137,332	146,155
Accrued interest expense	351,085	244,427
Accrued general and administrative expenses	86,043	89,397
Accrued commissions	32,586	118,706
Other accrued expenses	97,462	253,757
Total	704,508	852,442

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

6.         Related Party Transactions

The Managers (see Note 1) provided technical and commercial vessel management for a fixed daily fee per vessel of Euro 685 for 2019, 2020 and 2021. Vessel management fees paid to the Managers amounted to $1,964,536, $2,018,800 and $2,350,747 in 2019, 2020 and 2021, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations. An additional fixed management fee is paid to Eurobulk for the provision of management executive services. After the Spin-off, the annual compensation for such services was set at $1,250,000. The amount of executive compensation was $1,250,000 for each of the years ended December 31, 2019 and 2020. For the year ended December 31, 2021, the Company paid an additional special bonus of $0.46 million to the Manager’s employees, affiliated subcontractors and consultants for a total amount of executive management services of $1.71 million. These amounts are recorded in “General and administrative expenses” in the consolidated statements of operations.

The Euroseas’ Master Management Agreement (“MMA”) with the Managers provides for an annual adjustment of the daily vessel management fee due to inflation to take effect on January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up. The MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship-owning company has signed – and each future ship owning company when a vessel is acquired will sign – with either of the Managers, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

The MMA was amended and restated on January 1, 2012 to provide for a 5% discount on the daily fixed vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 (“volume discount”). The daily fixed vessel management fee was set at Euro 685 per day per vessel in operation and Euro 342.5 per day per vessel in lay-up after the 5% discount.

EuroDry signed new MMAs with the Managers which took effect after the completion of the Spin-off for an additional five-year term until May 30, 2023 with the 5% volume discount permanently incorporated in the daily vessel management fee. EuroDry’s MMAs are substantially on the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. The daily fixed vessel management fee remained unchanged for the years ended December 31, 2019, 2020 and 2021 and will be adjusted annually for inflation in the Eurozone. From January 1, 2022, the vessel fixed management fee was adjusted for inflation at Euro 720 per day per vessel in operation and Euro 360 per day per vessel in lay-up.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

6.         Related Party Transactions - Continued

The vessels M/V “Xenia”, M/V “Alexandros P.”, M/V “Tasos” and M/V “Ekaterini” are managed by Eurobulk FE, which provides technical, commercial and accounting services for the same daily vessel management fee as noted above. The remaining fleet of the Company (M/V “Pantelis, M/V “Eirini P.”, M/V “Good Heart”, M/V “Blessed Luck” and M/V “Starlight”) is managed by Eurobulk.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the ship-owning companies by the Managers during the normal course of operations for which a right of off-set exists. As of December 31, 2020 and 2021, the amount due to related companies was $2,984,759 and $244,587, respectively. Based on the MMA, an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of the quarter to the respective Manager.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A. (“Eurochart”), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart’s services. The Company withheld, on behalf of Eurochart, nil commissions in 2019 and 2020, as there were no vessel acquisitions. During 2021, the Company paid to Eurochart commissions of $365,000 for the acquisitions of M/V “Blessed Luck” and M/V “Good Heart”, which were agreed to be paid by the buyers, as per the relevant memoranda of agreement entered into with the sellers. Commissions to Eurochart for chartering services totaled $359,868, $294,933 and $856,334 in 2019, 2020 and 2021, respectively, recorded in “Commissions” in the consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $65,924 and $82,405 in 2019, $40,962 and $81,947 in 2020, and $43,478 and $86,906 in 2021, respectively.  These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

6.         Related Party Transactions - Continued

On  May 10, 2021, the Company reached an agreement with a related party, Ergina Shipping Ltd. (“Ergina”), a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a loan of $6,000,000, which was used by the Company to partly finance the acquisition of M/V “Blessed Luck”. The loan was set to mature on  May 31, 2022. The interest rate applied was 8% per annum. Interest on the loan was payable quarterly. Within 2021 the Company paid $79,533 for interest. On  June 4, 2021, Ergina exercised its right to convert part of the outstanding balance of the loan, amounting to $3,300,000, into the Company’s common shares as per the terms of the loan agreement. As a result, on  June 4, 2021, the Company issued 180,308 shares to Ergina. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan, amounting to approximately $18.30 per share. The Company incurred a loss on the extinguishment of the above debt of $1,647,654, deriving from the difference between the conversion price and the closing price of the Company’s common shares on the Nasdaq Capital Market on the date of issuance of approximately $27.44 per share. This amount is recorded under “Loss on debt extinguishment” in the consolidated statement of operations for the year ended December 31, 2021. The remaining amount of $2,700,000 was repaid earlier than scheduled on September 29, 2021.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

7.         Long-Term Bank Loans

These consist of bank loans of the ship-owning companies and are as follows:

Borrower		December 31, 2020	December 31, 2021
Kamsarmax One Shipping Ltd.	(a)	9,597,000	-
Ultra One Shipping Ltd.	(b)	13,120,000	-
Kamsarmax Two Shipping Ltd.	(c)	14,550,000	13,250,000
Light Shipping Ltd. / Areti Shipping Ltd. / Pantelis Shipping Corp.	(d)	10,800,000	-
Eirini Shipping Ltd.	(e)	3,300,000	-
Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	(f)	-	25,200,000
Eirini Shipping Ltd.	(g)	-	4,370,000
Light Shipping Ltd. / Good Heart Shipping Ltd.	(h)	-	20,900,000
Blessed Luck Shipowners Ltd.	(i)	-	7,250,000
Areti Shipping Ltd. / Pantelis Shipping Corp.	(j)	-	8,400,000
		51,367,000	79,370,000
Less: Current portion		(14,013,835)	(14,140,000)
Long-term portion		37,353,165	65,230,000
Deferred charges, current portion		220,081	190,280
Deferred charges, long-term portion		35,081	527,053
Long-term bank loans, current portion net of deferred charges		13,793,754	13,949,720
Long-term bank loans, long-term portion net of deferred charges		37,318,084	64,702,947

The future annual loan repayments are as follows:

To December 31:
2022	14,140,000
2023	20,990,000
2024	12,990,000
2025	3,590,000
2026	3,610,000
Thereafter	24,050,000
Total	79,370,000

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

7.         Long-Term Bank Loans - Continued

(a)

On February 17, 2016, the Company signed a term loan facility with Nord LB and, on February 25, 2016, a loan of $13,800,000 was drawn by Kamsarmax One Shipping Ltd. to partly finance the pre-delivery installment of M/V “Xenia”. The loan was to be repaid in fourteen consecutive equal semi-annual installments of $467,000 plus a balloon amount of $7,262,000 to be paid together with the last installment in February 2023. The loan bore interest at LIBOR plus a margin of 2.95%. The Company completed the refinancing of the specific loan using a loan facility with Eurobank Ergasias S.A., as explained in note (f) below.

(b)

On October 1, 2018, the Company signed a term loan facility with Eurobank Ergasias S.A. (“EFG”) of up to $15 million or 60% of the market value of M/V “Alexandros P.”, for the purpose of refinancing the outstanding amount of $9.9 million of the loan facility of HSH Nordbank AG (drawn on January 25, 2017 to partly finance the pre-delivery installment of M/V “Alexandros P.”) and providing working capital. The facility was drawn on October 5, 2018. The loan was payable in twenty eight consecutive equal quarterly installments of $235,000 each, followed by a balloon payment of $8,420,000 to be paid together with the last installment in October 2025. The loan bore interest at LIBOR plus a margin of 3.25%. The Company completed the refinancing of the specific loan using a loan facility with Eurobank Ergasias S.A., as explained in note (f) below.

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

7.         Long-Term Bank Loans - Continued

(c)

On April 27, 2018, the Company signed a term loan facility with HSBC Bank Plc. and a loan of $18.4 million was drawn by Kamsarmax Two Shipping Ltd. on April 30, 2018 to finance 70% of the construction cost but no more than 70% of the market value of M/V “Ekaterini”, subject to the existence of a time charter at the time of drawdown for a minimum period of 24 months approved by the lender. The loan is payable in twenty consecutive quarterly installments commencing from July 2018, eight in the amount of $400,000 and twelve in the amount of $325,000, with a $11,300,000 balloon payment to be paid together with the last installment in April 2023.  The loan bears interest at LIBOR plus a margin of 2.80%. The loan is secured with (i) first priority mortgage over M/V “Ekaterini”, (ii) first assignment of earnings and insurance of M/V "Ekaterini" and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 130%.

(d)

On November 27, 2018, the Company signed a term loan facility with the National Bank of Greece S.A. (“NBG”) and a loan of $15,000,000 was drawn by Light Shipping Ltd., Areti Shipping Ltd. and Pantelis Shipping Corp. for the purpose of refinancing the existing loans with HSBC Bank Plc. regarding M/V “Pantelis” and M/V “Tasos” and financing part of the acquisition cost of M/V “Starlight”. The loan was payable in twelve consecutive equal quarterly installments of $700,000, commencing from February 2019, plus a balloon amount of $6,600,000 to be paid together with the last installment in November 2021. On July 6, 2020, the Company entered into a supplemental agreement with NBG to defer the last two of its 2020 loan repayments to be repaid together with the respective balloon installment. A total of $1,400,000 was rescheduled to November 2021, increasing the balloon amount to $8,000,000. The loan bore interest at LIBOR plus a margin of 3.25%. The Company completed the refinancing of the specific loan using a new loan facility with NBG and a new loan facility with Chailease International Financial Services (Singapore) PTE. LTD., as explained in notes (h) and (j) below.

(e)

On May 22, 2019, the Company signed a term loan facility with HSBC Bank Plc. for a loan up to the lesser of 49.9% of the market value of M/V “Eirini P” and $4.5 million to refinance the then existing indebtedness of Eirini Shipping Ltd. On May 24, 2019, a loan of $4.5 million was drawn by Eirini Shipping Ltd. The loan was payable in twelve consecutive quarterly equal installments of $200,000 each, commencing from August 2019, with a $2,100,000 balloon payment to be paid together with the last installment in May 2022. The loan bore interest at LIBOR plus a margin of 2.70%. The Company paid loan arrangement fees of $22,500 for this loan. The Company completed the refinancing of the specific loan using a loan facility with Sinopac Capital International (HK) Limited as explained in note (g) below.

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

7.         Long-Term Bank Loans - Continued

(f)

On January 27, 2021, the Company signed a term loan facility with Eurobank S.A. for an amount of up to $26,700,000, in order to refinance the existing indebtedness of M/V “Xenia” and M/V “Alexandros P.”, amounting to $22,482,000 as of the date of refinancing, and for working capital purposes, including the partial redemption of the Company’s Series B Preferred Shares. The facility was available in two tranches. The first tranche of $13,815,000 was drawn on January 27, 2021 and the second tranche of $12,885,000 was drawn on January 29, 2021 by Kamsarmax One Shipping Ltd. and Ultra One Shipping Ltd. as the borrowers. The loan is payable in twenty-four consecutive quarterly instalments of $500,000 each, followed by a balloon payment of $14,700,000 to be paid together with the last installment in January 2027. The loan bears interest at LIBOR plus a margin of 2.75%. The loan is secured with the following: (i) first priority mortgages over M/V “Xenia” and M/V “Alexandros P.”, (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $300,000 for this loan.

(g)

On February 22, 2021, the Company signed a term loan facility with Sinopac Capital International (HK) Limited for an amount of up to $5,000,000, in order to refinance the existing indebtedness of M/V “Eirini P”, amounting to $3,300,000 as of the date of the refinancing, and for working capital purposes. An aggregate amount of $5,000,000 was drawn on February 24, 2021 by Eirini Shipping Ltd. as the borrower. The loan is payable in twenty consecutive quarterly instalments of $210,000 each, followed by a balloon payment of $800,000 to be paid together with the last installment in February 2026. The loan bears interest at LIBOR plus a margin of 3.60%. The loan is secured with the following: (i) first priority mortgage over M/V “Eirini”, (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $100,000 for this loan.

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

7.         Long-Term Bank Loans - Continued

(h)

On September 30, 2021, the Company signed a term loan facility with NBG and a loan of $22,000,000 was drawn by Light Shipping Ltd. and Good Heart Shipping Ltd. in order to refinance the existing indebtedness of M/V “Starlight”, amounting to $8,700,000 as of the date of the refinancing, and to post-delivery finance part of the acquisition cost of M/V “Good Heart”. The loan is payable in twenty four consecutive quarterly instalments, comprising four installments of $1,100,000 and eight installments of $600,000, followed by an interim balloon payment of $2,400,000 payable together with the 12th installment, then four installments of $200,000, six installments of $150,000 and two last installments of $100,000, followed by a balloon payment of $8,500,000 to be paid together with the last installment in September 2027. The loan bears interest at LIBOR plus a margin of 2.75%. The loan is secured with the following: (i) first priority mortgages over M/V “Starlight” and M/V “Good Heart”, (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $176,000 for this loan.

(i)

On August 12, 2021, the Company signed a term loan facility with Piraeus Bank S.A. and drew a loan of $8,000,000 for Blessed Luck Shipowners Ltd., in order to post-delivery finance part of the acquisition cost of M/V “Blessed Luck”. The loan is payable in twelve consecutive quarterly instalments, the first four in the amount of $750,000 each and the next eight in the amount of $250,000 each, followed by a balloon payment of $3,000,000 to be paid together with the last installment in August 2024. The loan bears interest at LIBOR plus a margin of 2.70%. The loan is secured with the following: (i) first priority mortgage over M/V “Blessed Luck”, (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $72,000 for this loan.

(j)

On October 6, 2021, the Company signed a term loan facility with Chailease International Financial Services (Singapore) PTE. LTD. and on October 14, 2021 a loan of $9,000,000 was drawn by Areti Shipping Ltd. and Pantelis Shipping Ltd. in order to refinance the existing indebtedness of M/V “Tasos” and M/V “Pantelis”. The loan is payable in thirty-six consecutive quarterly instalments, the first eighteen in the amount of $300,000 and the next eighteen in the amount of $200,000 each. The loan bears interest at LIBOR plus a margin of 3.50%. The loan is secured with the following: (i) first priority mortgages over M/V “Tasos” and M/V “Pantelis”, (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 130%. The Company paid loan arrangement fees of $112,500 for this loan.

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

7.         Long-Term Bank Loans - Continued

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $3,668,036 and $2,679,940 as of December 31, 2020 and 2021, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2021, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2019, 2020 and 2021 amounted to $3,360,226, $2,191,294 and $2,040,694, respectively. No interest was capitalized for the years ended December 31, 2019, 2020 and 2021.

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

8.         Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in “Vessel operating expenses” in the consolidated statements of operations.

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

Under the Code, a corporation will be exempt from U.S. federal income tax if its stock is primarily and regularly traded on an established securities market in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which is referred to as the “Publicly Traded Test”. Under IRS regulations, a Company’s shares will be considered to be regularly traded on an established securities market if (i) one or more classes of its shares representing 50% or more of its outstanding shares, by voting power of all classes of shares of the corporation entitled to vote and of the total value of the shares of the corporation, are listed on the market and (ii) (A) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of shares traded on such market during the taxable year must be at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year.  Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company’s shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding shares (“5% Override Rule”).

For the taxable years 2019, 2020 and 2021 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for the respective year, although it is subject to the 5% Override Rule, because the non-qualified 5% shareholders did not own more than 50% of the Company’s common stock for more than half of the days during the taxable years.

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

9.         Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of December 31, 2021, future gross minimum revenues under non-cancellable time charter agreements total $29.0 million. The amount is due in the year ending December 31, 2022. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

Details of award granted under the 2014 Plan of Euroseas, which had unvested shares as of the Spin-off date, are noted below:

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

10.         Stock Incentive Plan - Continued

On November 21, 2018 an award of 25,090 non-vested restricted shares, was made to 18 key persons of which 50% vested on November 16, 2019 and 50% vested on November 16, 2020; awards to officers and directors amounted to 14,434 shares and the remaining 10,656 shares were awarded to employees of Eurobulk.

On November 4, 2019 an award of 24,710 non-vested restricted shares, was made to 17 key persons of which 50% vested on July 1, 2020 and 50% vested on July 1, 2021; awards to officers and directors amounted to 13,940 shares and the remaining 10,770 shares were awarded to employees of Eurobulk.

On November 5, 2020 an award of 44,900 non-vested restricted shares, was made to 15 key persons of which 50% vested on November 16, 2021 and the remaining 50% will vest on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 17,800 shares were awarded to employees of Eurobulk.

On November 19, 2021 an award of 49,650 non-vested restricted shares, was made to 21 key persons of which 50% will vest on July 1, 2022 and the remaining 50% will vest on July 1, 2023; awards to officers and directors amounted to 27,700 shares and the remaining 21,950 shares were awarded to employees of Eurobulk.

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

The Company accounts for restricted share award forfeitures as they occur. No forfeitures occurred in the years ended December 31, 2019 and 2021. During the year ended December 31, 2020, 1,314 shares were forfeited with a weighted-average grant-date fair value of $10.14 per share.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

10.         Stock Incentive Plan - Continued

The compensation cost that has been charged against income for awards was $184,799, $245,922 and $230,644, for the years ended December 31, 2019, 2020 and 2021, respectively, and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company’s non-vested shares as of December 31, 2019, 2020 and 2021, and the movement during the years ended December 31, 2019, 2020 and 2021, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2019	35,117	9.61
Granted	24,710	8.13
Vested	(22,572)	9.62
Non-vested on December 31, 2019	37,255	8.81

Non-vested on January 1, 2020	37,255	8.81
Granted	44,900	4.30
Vested	(24,096)	9.11
Forfeited	(1,314)	9.36
Non-vested on December 31, 2020	56,745	5.10

Non-vested on January 1, 2021	56,745	5.10
Granted	49,650	20.81
Vested	(34,295)	5.62
Non-vested on December 31, 2021	72,100	15.67

As of December 31, 2021, there was $1,044,174 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the May 2018 Plan and is expected to be recognized over a weighted-average period of 0.853 years. The total fair value at grant-date of shares granted during the years ended December 31, 2019, 2020 and 2021 was $200,892, $193,070 and $1,033,217, respectively.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

11.         Earnings / (Loss) per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2019	2020	2021
Income:
Net income / (loss)	16,497	(5,877,861)	31,153,821
Dividends to Series B preferred shares	(1,748,981)	(1,573,874)	(1,085,902)
Preferred deemed dividend	(185,665)	-	(665,287)
Net income / (loss) attributable to common shareholders	(1,918,149)	(7,451,735)	29,402,632
Weighted average common shares – outstanding, basic	2,251,439	2,275,062	2,528,507
Basic (loss) / earnings per share	(0.85)	(3.28)	11.63

Effect of dilutive securities:
Dilutive effect of non-vested shares	-	-	20,443
Weighted average common shares – outstanding, diluted	2,251,439	2,275,062	2,548,950
Diluted (loss) / earnings per share	(0.85)	(3.28)	11.54

For the years ended December 31, 2019 and 2020, during which the Company incurred losses, the effect of 37,255 and 56,745 non-vested stock awards and of 15,387 and 16,606 Series B Preferred Shares, respectively, was anti-dilutive. The number of dilutive securities was nil shares in 2019 and 2020. Hence for the years ended December 31, 2019 and 2020, “Basic loss per share” equals “Diluted loss per share.” For the year ended December 31, 2021 the denominator of the diluted earnings per share calculation includes 20,443 common shares, being the number of incremental shares assumed issued under the treasury stock method.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

12.         Voyage Expenses, net and Vessel Operating Expenses

These consist of:

	Year ended December 31,
	2019	2020	2021
Voyage expenses, net
Port charges and canal dues	262,806	205,880	209,405
Bunkers	854,216	79,252	(965,403)
Total	1,117,022	285,132	(755,998)

Vessel operating expenses
Crew wages and related costs	6,778,958	6,744,095	8,046,730
Insurance	872,131	1,085,663	1,300,050
Repairs and maintenance	375,338	352,890	397,551
Lubricants	724,837	696,297	866,772
Spares and consumable stores	1,368,325	2,040,039	2,055,920
Professional and legal fees	264,704	273,958	369,758
Other	392,045	410,472	528,311
Total	10,776,338	11,603,414	13,565,092

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

13.          Derivative Financial Instruments

Interest rate swaps

Effective August 8, 2017, Euroseas Ltd. entered into a five year interest rate swap with HSBC Bank Plc. (“HSBC”) for a notional amount of $5.0 million, in order to manage interest costs and the risk associated with changing interest rates of the loans associated with M/V “Eirini P.”, M/V “Tasos” and M/V “Pantelis”, which therefore was allocated to the Company. Under the terms of the swap, HSBC makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays an adjustable rate averaging 1.93% (more specifically, the Company pays the fixed rate of 1.40% until August 8, 2018, then 1.75% until August 8, 2019, then 1.85% until August 8, 2020 and then 2.32% until August 8, 2022) based on the notional amount. The swap agreement was novated to the Company on May 30, 2018.

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

On October 12, 2021, the Company entered into an interest rate swap with HSBC for a notional amount of $10.0 million, with inception date on October 14, 2021 and maturity date on October 14, 2025. Under this contract, HSBC makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 1.032% based on the notional amount.

The interest rate swaps did not qualify for hedge accounting as of December 31, 2020 and 2021.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

In the first quarter of 2021 the Company entered into four FFA contracts on the BPI (a contract for the first three calendar months of 2021, totaling 30 days at an average TCE rate of $10,650, a contract for the three calendar months of 2021, totaling 30 days at an average TCE rate of $11,050, a contract for the three calendar months of 2021, totaling 30 days at an average TCE rate of $12,500 and a contract for the last three quarters of 2021, totaling 270 days at an average rate of $12,550). In the fourth quarter of 2021 the Company entered into an additional FFA contract on the BPI for the first three calendar months of 2022, totaling 90 days at an average rate of $31,350, which was closed in December 2021.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

13.          Derivative Financial Instruments – Continued

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

The FFA and the bunker swap contracts did not qualify for hedge accounting. The Company follows guidance relating to “Fair value measurements” to calculate the fair value of the FFA and bunker swap contracts (see Note 15). There are no open positions of FFAs and bunker swap contracts as of December 31, 2021.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

13.          Derivative Financial Instruments – Continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2020	December 31, 2021
Interest rate swap contracts	Long-term assets – Derivatives	-	210,113
Total derivative assets		-	210,113
Interest rate swap contracts	Current liabilities – Derivatives	322,123	289,430
FFA contract	Current liabilities– Derivatives	134,010	-
Interest rate swap contracts	Long-term liabilities – Derivatives	393,899	-
Total derivative liabilities		850,032	289,430

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
Interest rate swap contracts– Unrealized (loss) / gain	Gain / (loss) on derivatives, net	(309,854)	(411,849)	636,705
Interest rate swap contracts - Realized gain / (loss)	Gain / (loss) on derivatives, net	17,646	(128,556)	(301,905)
FFA contracts – Change in fair value	Gain / (loss) on derivatives, net	-	(134,010)	134,010
FFA contracts and bunker swap contracts– Realized gain / (loss)	Gain / (loss) on derivatives, net	789,028	(115,944)	(4,234,429)
Total gain / (loss) on derivatives, net		496,820	(790,359)	(3,765,619)

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

14.         Preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2019	19,608	18,192,129	565,229	18,757,358
Dividends declared	79	-	78,642	78,642
Redemption of Preferred shares	(4,300)	(3,775,696)	(524,304)	(4,300,000)
Preferred deemed dividend	-	185,665	-	185,665
Balance, December 31, 2019	15,387	14,602,098	119,567	14,721,665
Dividends declared	1,219	-	1,219,048	1,219,048
Balance, December 31, 2020	16,606	14,602,098	1,338,615	15,940,713
Redemption of Preferred shares	(16,606)	(15,267,385)	(1,338,615)	(16,606,000)
Preferred deemed dividend	-	665,287	-	665,287
Balance, December 31, 2021	-	-	-	-

On January 27, 2014, Euroseas issued 25,000 shares of its Series B Convertible Perpetual Preferred Shares to a fund managed by Tennenbaum Capital Partners, LLC (“TCP”) and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of Euroseas and the Company, for total net proceeds of approximately $29 million. The redemption amount of the Series B Preferred Shares is $1,000 per share.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

14.         Preferred shares - Continued

The EuroDry Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. The dividend rate increased to 12% for the two years following January 29, 2019 and to 14% thereafter and was payable only in cash. Cash dividends were declared at each quarter and actual payments were made within the following quarter. If a cash dividend was paid on the Company's common stock after January 29, 2019 the holders of EuroDry Series B Preferred Shares would receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The EuroDry Series B Preferred Shares were convertible into common shares at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones were met. Each EuroDry Series B Preferred Share would be convertible into common shares at an initial conversion price of $31.64 (subject to adjustment for certain events, including upon a default). EuroDry Series B Preferred Shares were redeemable in cash by the Company at any time after January 29, 2019. Holders of EuroDry Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

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

On January 29, 2021, the Company agreed to redeem $3.0 million of its Series B Preferred Shares. In parallel with the redemption, the holders of the remaining Series B Preferred Shares agreed to reduce the annual dividend rate to 8% for two years from the 14% per annum level it was set to increase on January 29, 2021. The difference between (1) the fair value of the consideration transferred to the holders of the EuroDry Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs) amounted to $120,000, and was recorded as preferred deemed dividend.

On December 16, 2021, the Company agreed to redeem all the outstanding balance of its Series B Preferred Shares amounting to $13,606,000. The difference between (1) the fair value of the consideration transferred to the holders of the EuroDry Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs) amounted to $545,287, and was recorded as preferred deemed dividend.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

14.         Preferred shares - Continued

For the year ended December 31, 2019, the Company declared dividends of $1,748,981, of which $78,642 were paid in-kind, $1,311,612 were paid in cash during 2019 and another $358,726 were accrued as of December 31, 2019 and were paid in the first quarter of 2020. For the year ended December 31, 2020, the Company declared dividends of $1,573,874, of which $354,826 were paid in cash during 2020 and another $1,219,048 were paid in kind. For the year ended December 31, 2021, the Company declared dividends of $1,085,902, all of which were paid in cash during 2021.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

15.         Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and derivatives. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, accrued expenses, derivatives and amount due to related companies.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and HSBC agreed to exchange, at specified intervals, the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 13 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of the derivative under "Gain / (loss) on derivatives, net" in the consolidated statements of operations. As of December 31, 2021, the Company had four open interest rate swap contracts for a notional amount of $30.0 million.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

The fair value of the Company’s investment in FFA contracts and bunker swap contracts is determined based on quoted prices from the applicable exchanges and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements". For the years ended December 31, 2020 and 2021, the Company had no bunker swap contracts.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

15.         Financial Instruments - Continued

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2021
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap	$210,113	-	$210,113	-
contracts, long term portion
Liabilities
Interest rate swap	$289,430	-	$289,430	-
contracts, current portion

	Fair Value Measurement as of December 31, 2020
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current portion	$322,123	-	$322,123	-
FFA contract, current portion	$134,010	$134,010	-	-
Interest rate swap contracts, long term portion	$393,899	-	$393,899	-

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2020 and 2021, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of December 31, 2021, due to the variable interest rate nature thereof. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

16.         Subsequent events

(a)	On January 12, 2022 the Company agreed to acquire M/V Molyvos Luck, a 57,924 dwt drybulk vessel built in 2014, for $21.2 million. The vessel was majority owned by an un-affiliated third party and has been managed by Eurobulk Ltd., also the manager of the majority of the Company’s vessels. The vessel was delivered to the Company on February 11, 2022. The Company also assumed the existing charter of the vessel at $13,250 per day until April 2022. The acquisition was financed with the Company’s own funds.

(b)

Conflict in Ukraine: As a result of the recent conflict between Russia and Ukraine which commenced in February 2022, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. The Company intends to comply with these requirements and address their potential consequences. While the Company's vessels currently do not sail in the Black Sea and the Company otherwise conducts limited operations in Russia and Ukraine, the extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.