Form 20-F
period 2022-12-31
EuroDry Ltd.
filed 2023-04-24
CIK 1731388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

FORM 20-F

_________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
2,902,620 common shares, $0.01 par value

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

●

fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of remaining London Interbank Offered Rate tenors for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;

●	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

●	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

●	our expectations relating to dividend payments and our ability to make such payments;

●

our ability to leverage to our advantage the relationships and reputations of Eurobulk Ltd. (“Eurobulk”) and Eurobulk (Far East) Ltd. Inc. (“Eurobulk FE”), our affiliated ship management companies (each a “Manager” and together, the “Managers”), in the drybulk shipping industry;

●	changes in seaborne and other transportation patterns;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	potential liability from future litigation;

●	global and regional political conditions;

●	acts of terrorism and other hostilities, including piracy;

●	the severity and duration of natural disasters or public health emergencies, including the spread of coronavirus (“COVID-19”); and

●	other factors discussed in the section titled “Risk Factors.”

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

Over the period 2018 to 2022, the BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) fluctuated between 1,353 points on average in 2018 and 2019 respectively, and an average of 1,066 points in 2020, an average of 2,943 points in 2021 and an average of 1,933 points in 2022. In 2018, the index fluctuated between 1,082 points in February and 1,772 points in July before closing at 1,271 points. The year 2019 began in a gloomy fashion with the BDI receding to 595 points by mid-February (-58% since the previous peak). By September, it had recovered to 2,518 points, which was the maximum point in the year, but subsided again and closed the year at 1,090 points. During the first half of 2020, the COVID-19 pandemic caused a further decline in bulker demand, driving the index down to well under 500 points on several occasions. The index fluctuated quite significantly, as congestion delays, further slow steaming, scrubber retrofits and the Australia-China trade war created extra volatility in the market. The index hit rock bottom, closing in at 393 points in May 2020, before miraculously starting to climb in June 2020 reaching a high of 2,097 points by October 2020. However, the index dropped to 1,366 points by the end of that year. 2021 was a very strong year for the dry bulk market compared to the last decade, as the pandemic, low orderbook and high demand for drybulk trade created a more favorable market environment. In March 2021, the BDI stood at 2,046 points, which skyrocketed to 5,650 points in October 2021 before dropping again to 2,217 by the end of the year, due to higher energy prices and reduced demand for iron ore from China. After a 176% annual increase in 2021, the BDI fell by 34% in 2022, being the largest drop since the end of the previous cycle in 2015 when it also fell 35%. The drybulk shipping market faced significant headwinds in 2022 on the back of geopolitical uncertainties, China’s zero-COVID containment policy and a weaker global economic outlook. The BDI fluctuated from a low of 965 points to a high of 3,369 points, before closing the year at 1,515 points. The bulkcarrier market has started 2023 on a weaker note, with seasonal trends intensifying wider demand and economic headwinds, impacts on consumer act and reduced port congestion. The average BDI as of March 31, 2023 stood at 1,389 points.

The continued volatility in dry bulk charter rates is mostly due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries. In addition, the COVID-19 pandemic has resulted in disruptions to industrial production and supply chains across the world, which have caused uncertainty in the short-term outlook for the sector. There is no certainty that the dry bulk charter market will experience further recovery over the next months and the market could decline from its current level, especially as the war between Ukraine and Russia continues and energy prices continue to climb, which may reduce economic growth.

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

Some of the factors that influence demand for vessel capacity include:

●	supply of, and demand for, drybulk commodities;
●	changes in the exploration or production of energy resources and commodities, and the resulting changes in the international pattern of trade;
●	global and regional economic and political conditions, including armed conflicts and terrorist activities, such as the ongoing war between Russia and Ukraine, which began in February 2022;
●	pandemics, such as the outbreak of COVID-19 originating in China in 2020;
●	embargoes and strikes;
●	the location of regional and global exploration, production and manufacturing facilities;
●	availability of credit to finance international trade;
●	the location of consuming regions for energy resources and commodities;
●	the distance drybulk commodities are to be moved by sea;
●	environmental and other regulatory developments;
●	currency exchange rates;
●	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk commodities;
●	changes in seaborne and other transportation patterns; and
●	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

●	the number of newbuilding orders and deliveries including slippage in deliveries;
●	the scrapping rate of older vessels;
●	the price of steel and other materials;
●	port and canal congestion;
●	changes in environmental and other regulations that may limit the useful life of vessels;
●	the price of fuel;
●	vessel casualties;
●	the number of vessels that are out of service; and
●	changes in global commodity production.

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

The market supply of drybulk carriers has been volatile in the last few years. Although, the number of drybulk vessels on order is at a historically low level, it can quickly increase if multiple orders by industry participants and outside investors are placed. Expressed as percentage of the fleet, the drybulk orderbook reached a historically high level of more than 80% in November 2008 from a level of 25% of the fleet two years before. When the majority of the orderbook was delivered following the financial crisis of 2008, the resulting oversupply negatively affected the market charter rates. Ordering sprees of lesser magnitude occurred also in 2014 and 2018, with the orderbook to fleet ratio reaching 25% and 12%, respectively. Despite a number of order cancellations, delivery delays and an increased scrapping rate for drybulk vessels during 2015 and 2016, charter rates were also negatively influenced. In 2017 drybulk scrapping rates halved year on year, returning to their five-year average and, in 2018, scrapping of the world drybulk fleet declined significantly, 70% year on year to 4.4 million dwt. In 2019 scrapping rates increased by about 76% to 7.8 million dwt, followed by a precipitous 95% increase year on year to 15.3 million dwt in 2020 as a result of lower charter rates. In 2021, scrapping dropped by 66% year on year to 5.19 million dwt, as the market improved. In 2020, fleet growth stood at 4% year on year, with a slight decline in 2021 to 3.8%. In 2022 fleet growth declined to 2.8% and, according to industry sources, is projected to decline even further in 2023 (1.9%) and 2024 (0.4%) year on year. In general, if the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. As of March 31, 2023, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 980.9 million dwt with another 67.34 million dwt, or about 6.87% of the present fleet capacity, on order. Despite the orderbook being at historically low levels, a sudden drop in demand for dry bulk commodity products may have a negative impact on charter rates.

If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. A number of the drybulk carrier charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up; charter rates improved and reached profitable levels during most of 2018 but remained volatile and fluctuated significantly during the year, which continued into 2019 and most of 2020. Despite this volatility, we were able to secure short and long-term time charters for our vessels throughout 2020 and 2021. In 2021, even though market conditions remained somewhat volatile, demand for dry bulk commodities increased. Throughout 2021 almost half of our fleet was employed under index linked charters that are open to market conditions, while the rest were employed under much higher charter rates than the previous two years. At the beginning of 2022, four vessels were employed under index linked charters, which were later reduced to two by the end of the year, while the rest were employed under short time charters. As of March 31, 2023, two of our vessels are employed under index linked charters, while the rest of the fleet is employed under short term time charters.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

A decrease in the level of imports of raw materials and other commodities will reduce demand for our ships and, in turn, harm our business, results of operations and financial condition.

The employment of our vessels and our revenues depend on the international shipment of raw commodities primarily to China, Japan, South Korea and Europe from North and South America, India and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the COVID-19 pandemic resulted in reduced economic activity due to shutdowns, while the conflicts between Russia and Ukraine have caused more turbulence in the commodity markets.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the leaders of the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output, and in turn, affect global oil supply.  In February 2022, at the onset of the Russia-Ukraine conflict, economic and trade sanctions were imposed against Russia, some of which have had large economic consequences on a global scale. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

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

China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau, posting a 0.5 percentage points decline, year on year, in 2019, followed by a tremendous decline of 3.8 percentage points in 2020 due to the COVID-19 pandemic. With a global economic recovery under way in 2021, China’s GDP increased by 6.1 percent, to stand at 8.4 percentage points. The rapid spread of COVID infections in China along with its troubled property market, dampened growth significantly in 2022, expanding by a mere 3.0 percent. Nevertheless, Chinese economy is set for another rebound in 2023 as the recent lifting of pandemic sanctions has paved the way for a faster-than-expected recovery, with a projected GDP growth of 5.2 percentage points in 2023 and a further 4.5 percent in 2024. In addition, rising interest rates to tame inflation and the war between Russia and Ukraine continue to impact economic activity. The United States has imposed tariffs on certain goods and may seek to implement more protectionist trade measures to protect and enhance its domestic economy. The European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. The recent trade and financial sanctions imposed on Russia have also directly impacted prices and economic activity. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

The continuing COVID-19 pandemic and the spread of new variants may have negative effects on the global economy and our business, including our ability to rotate our crew and provide technical support from in-house teams to our vessels which would affect our operations and financial results.

The outbreak of the COVID-19 virus has led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in China, including Chinese ports, where we conduct a significant amount of our operations, and have since expanded to other countries globally covering most ports where we conduct business. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. Even though international travel has been less constrained, any disruptions could impact the cost of rotating our crew, and our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to shipyards to observe vessel maintenance, and we may need to hire local experts to conduct work we ordinarily address in-house, as happened for a period of time in the last three years. These local experts may vary in skill and are difficult to supervise remotely.

The ongoing spread of COVID-19 and emergence of new variants may negatively affect our business and operations, as well as our financial position and prospects. The severe impact of the pandemic on global economic activity resulted in a global recession, and negatively affected global demand for the seaborne transportation of drybulk cargoes in the first half of 2020, before demand started to recover in the second half of 2020 until the first half of 2022. If such conditions persist and again negatively affect demand for seaborne transportation of drybulk cargoes, it could have a material adverse effect on our ability to secure charters at profitable rates, in a timely fashion without a period of off-hire, or at all, particularly for our vessels with short term charters in 2023, as demand for additional charters could be significantly affected. Of our ten vessels as of March 31, 2023, eight vessels are employed on time charters expiring in 2023. Drybulk charter rates were volatile and declined significantly in the first half of 2020 before astonishingly improving until the first half of 2022. Having considerably declined since then, they may continue to decline, including if the negative impacts of inflation, the war in Ukraine and the pandemic on global economic activity persist for longer than anticipated, or their easing impacts demand for the shipping of drybulk goods.

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

Nine out of ten of our vessels are under time charters, seven of which are scheduled to expire during 2023 and two of which are scheduled to expire during 2024 and 2025, respectively. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not improve or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that as of March 31, 2023 all but one of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We will not be able to take advantage of potentially favorable opportunities in the current spot market with respect to vessels employed on time charters.

Although, as of March 31, 2023, seven of our vessels are employed under time charters with fixed charter rates with remaining terms of one month to two months, based on the minimum duration of the charter contracts, while two vessels are chartered under index-linked charters, we may have more vessels under fixed rate time charters in the future. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, partially due to fears associated with the spread of COVID-19, global financial markets, and starting in late February, financial markets in the United States, experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn continued as COVID-19 continued to spread. On March 11, 2020, the World Health Organization (WHO) declared the COVID-19 outbreak a pandemic. In response to the outbreak, governments around the world shut workplaces, restricted travel, and put in place other measures which resulted in a dramatic decrease of economic activity, including a reduction of goods imported and exported worldwide. While most economies have reopened, the continuous “waves” of COVID-19 infections have forced and might continue to cause governments to impose further restrictions of economic activity. Such measures have and will likely continue to cause severe trade disruptions. This continuing volatility may negatively affect the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

Global economic conditions may continue to negatively impact the drybulk shipping industry.

Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business.

Chinese drybulk imports have accounted for the majority of global drybulk transportation growth annually over the last decade. Accordingly, our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region, particularly in China or India, may adversely affect demand for seaborne transportation of our products and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union, may further adversely affect economic growth in Asia.

Economic growth is expected to slow, including due to supply-chain disruption, the recent surge in inflation and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the world in the near term. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the drybulk market.

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

The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of SOLAS. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical managers have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels, Eurobulk and Eurobulk FE, our affiliated ship management companies, are ISM Code-certified, but we may not be able to maintain such certification indefinitely.

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

The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As mentioned above, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. See Item 4: “Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We have implemented the required ballast water treatment systems on all of our vessels and are in compliance with all the applicable regulations.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Until the EPA publishes its final standards and the EPA issues its corresponding implementing regulations, interim requirements established through the EPA 2013 Vessel General Permit (VGP) and the United States Coast Guard (“USCG”) ballast water regulations, and any applicable state and local government requirements, continue to apply.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Bureau Veritas, Lloyds Register, Det Norske Veritas (“DNV”), Nippon Kaiji Kyokai and Registry Italiano Navale (“Rina”). ISM and International Ship and Port Facilities Security (“ISPS”) certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the Managers by Bureau Veritas.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based and are highly correlated to the price of oil. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the recent war between Russia and Ukraine, which remains ongoing as of the date of this annual report, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014, but by the first quarter of 2016 fuel prices had fallen by more than 50%. Between 2018 and 2019, the price of fuel fluctuated throughout the years, to reach a low of $42.53/bbl (for West Texas Intermediate, “WTI”) in December 2018 to $61.0/bbl in December 2019. By February 1, 2020 the price of oil dropped to $52.10/bbl, as concerns over the COVID-19 pandemic started emerging, and further dropped to $18.44/bbl by April 2020, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. As the COVID-19 pandemic continued to spread around the world, oil prices dropped to historical lows during 2020 and closed the year at $43.52/bbl. Oil traded lower throughout the year, as rising COVID-19 infections and new strains sparked demand concerns. Prices edged slightly higher in December 2020, ranging around $48/bbl, upon rolling out of the COVID-19 vaccines, coupled by Saudi Arabia’s announcement regarding a large output reduction for February and March 2021. In January 2021, oil traded at around $52/bbl. In February 2021, the average WTI stood at $59/bbl, the highest value since the start of the pandemic, with hopes of steady vaccination roll out and OPEC production limits having led to cautious optimism at global markets. Prices fluctuated throughout the year, with the annual average price reaching about $68/bbl; a significant increase compared to the 2020 average. Since then, we have seen a significant increase, after Western countries imposed sanctions on Russia, raising fears of supply disruptions from one of the largest producers of oil and gas. During 2022, oil prices fluctuated significantly. Following Russia’s invasion in Ukraine and fears over low crude oil inventories,  prices rose to over $130/bbl in March 2022. Oil prices remained high and well above their 10-year average of ca. $66/bbl (for WTI) throughout 2022. Prices starting waning towards the end of 2022 and the beginning of 2023, to around $80/bbl and currently stand at around the same levels. Oil prices have come under pressure on the back of economic slowdown fears, and the possibility that the central banks will continue to raise interest rates at a higher rate, in response to sticky inflation. Any increases in the price of fuel, especially if exceeding its 10-year average may adversely affect our operations, particularly if such increases are combined with lower drybulk rates.

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

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the ongoing conflict between Russia and Ukraine. It is possible that such attacks could have collateral effects on global critical infrastructure or financial institutions, which could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

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

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on London Interbank Offered Rate (“LIBOR”). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2022, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $35.0 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets. To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, the effective portion of changes in the fair value of our derivative contracts would be recognized in “Accumulated Other Comprehensive Income/(Loss)” affecting our retained earnings, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low and any vessel acquired without an attached time charter will automatically incur additional expenses to operate, insure, maintain and finance the ship, thereby significantly increasing our operating and finance costs. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

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

As of March 31, 2023, Friends Dry Investment Company Inc., or Friends Dry, our largest shareholder and an affiliate of the Company, partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owns approximately 30.6% of the outstanding shares of our common stock and unvested incentive award shares, representing 30.6% of total voting power. As a result of this share ownership and for as long as Friends Dry owns a significant percentage of our outstanding common stock, Friends Dry will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions.

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

Our principal officers are also principals, officers and employees of the Managers, which are our ship management companies. These responsibilities and relationships could create conflicts of interest between us and the Managers. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Managers. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Managers and vice versa. Eurobulk currently manages vessels for EuroDry, and two bulkers that are not owned by EuroDry, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to EuroDry and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2022, we had total bank debt of approximately $81.9 million. Our debt repayment schedule as of December 31, 2022 requires us to repay $23.0 million of debt during 2023 and $14.1 million of debt during 2024. As of March 31, 2023, we repaid $14.9 million of our total debt, which resulted in outstanding debt of $66.9 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 31, 2023, the vessels in our fleet had an average age of approximately 13.4 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of March 31, 2023, four of our vessels are over 18 years of age.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 31, 2023, the vessels in our fleet had an average age of approximately 13.4 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

Although none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargo laws during 2022, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, vessels in our fleet may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent in violation of applicable sanctions laws. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

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

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order, as amended, prohibits any new investments in Russia by U.S. persons, among other restrictions.

Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. Due to their nature, the Company’s vessels do not transport any crude oil or petroleum products.

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

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts or from entering into pooling arrangements under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. As of March 31, 2023, none of our vessels have called on ports at the aforementioned countries in the past or are arranged to call on such ports in the future in violation of applicable sanctions laws. The vessels’ shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Sanctioned Jurisdictions, such as Iran, North Korea, Crimea Region of Ukraine, Syria or Cuba, or entities that these countries control.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited, which could affect our ability to pay the wages of any crew members or consultants who hold such accounts.

As a result of sanctions arising from the Russian invasion of Ukraine, our ability to make payments to accounts at certain Russian banks may be limited. Although wage payments have not been affected by this issue as of March 31, 2023, continuing or additional sanctions may affect our ability to pay the wages of any crew members or consultants who hold such accounts, which could adversely impact our operations.

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

We generate all our revenues in U.S. dollars, but we incurred approximately 18% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 4% in 2022 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements (“FFAs”). FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows. As of December 31, 2022, the Company has entered into four interest rate swaps and has one FFA agreement. See "Note 13 – Derivative Financial Instruments” under the “Consolidated Financial Statements” (beginning on page F-33).

We are exposed to volatility in LIBOR or SOFR, and have entered into and may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. Volatility in LIBOR, the cessation of LIBOR and replacement of the interest rate in our debt obligations could affect our profitability, earnings and cash flow.

Our indebtedness accrues interest based on LIBOR or SOFR, which has been historically volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new debt agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023. In response to the anticipated discontinuation of LIBOR, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, selected an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets and the one we expect to use following the transition away from LIBOR. The impact of such a transition from LIBOR to SOFR could be significant for us. In light of the upcoming transition we have added fallback language to existing debt tied to LIBOR and in some cases agreed to pricing adjustments in our credit agreements. In particular, in certain cases the fallback language provides for the implementation of the so called “hardwire approach” where even the pricing adjustment (the Credit Adjustment Spread or “CAS”) is agreed to in advance, and in other cases the fallback language provides for a negotiation framework and timing in advance of the expected transition. In addition, one loan agreement executed in September 2022 is already based on SOFR, with an aggregate initial loan amount of $20 million. As of December 31, 2022, our obligations under our credit facilities which accrue interest based on LIBOR with maturities extending past June 30, 2023 amounted to approximately $50.9 million. We are in active discussions with our lenders for our remaining loan agreements that we do not expect to amend before the transition date to add the relevant transition language.

In order to manage our exposure to interest rate fluctuations, we use and may in the future use additional interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. Such risk may have an adverse effect on our financial condition and results of operations.

We depend upon a few significant customers, due to our currently small fleet, for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2022, approximately 60% of our revenues were derived from our top five charterers. During 2021 and 2020, approximately 77% of our revenues were derived from our top five charterers in each of the two years. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2022 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

There is also substantial doubt that the courts of the Marshall Islands, Greece or jurisdictions in which our subsidiaries are organized would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. In addition, the protection afforded to minority shareholders in the Marshall Islands is different than those offered in the United States.

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

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $42.75 per share on April 21, 2022, $12.94 per share on September 9, 2022 and $15.96 per share on December 16, 2022. In addition, on April 21, 2022, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $40.50 per share and a high of $44.99 per share without any discernable announcements or developments by the Company or third parties to substantiate the movement of our stock price.

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

Our Board of Directors approved the issuance of 19,042 shares of our Series B Preferred Shares at the Spin-off date and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium. As of December 31, 2022 we have no outstanding Series B Preferred Shares.

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

EuroDry Ltd. is a Marshall Islands company incorporated under the BCA on January 8, 2018. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of March 31, 2023, our fleet consisted of ten drybulk carriers (comprising five Panamax drybulk carriers, two Kamsarmax, two Ultramax drybulk carriers and one Supramax drybulk carrier), all of which are in operation. The total cargo carrying capacity of our ten drybulk carriers is 728,975 dwt.

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

Our fleet consists of drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. Please see information in the section "Our Fleet", below. During 2020, 2021 and 2022, we had a fleet utilization of 99.7%, 99.5% and 99.1%, respectively, and an average number of vessels of 7.0, 7.9 and 10.4, respectively, our vessels achieved daily time charter equivalent rates of $9,388 and $24,222 and $21,304, respectively, and we generated time charter revenues of $23.59 million, $68.51 million and $74.57 million, respectively.

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

Our Fleet

As of March 31, 2023, the profile and deployment of our fleet are the following:

Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Drybulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC index (**)
XENIA	Kamsarmax	82,000	2016	TC until Mar-24	Hire 105.5% of the Average Baltic Kamsarmax P5TC index (**)
ALEXANDROS P	Ultramax	63,500	2017	TC until May-23	$18,750
GOOD HEART	Ultramax	62,996	2014	TC until May-23	$13,000
MOLYVOS LUCK	Supramax	57,924	2014	TC until Apr-23	$20,875
EIRINI P	Panamax	76,466	2004	TC until Apr-23	$13,000
STARLIGHT	Panamax	75,845	2004	TC until Apr-23	$6,250
TASOS	Panamax	75,100	2000	TC until Apr-23	$11,200
SANTA CRUZ	Panamax	76,440	2005	Under Dry dock	-
BLESSED LUCK	Panamax	76,704	2004	TC until Apr-23	$6,000
Total Vessels	10	728,975

(*)	TC denotes time charter. Charter duration indicates the earliest redelivery date.
(**)	The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

We plan to expand our fleet by investing in vessels in the drybulk market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We employ our vessels in the spot and time charter market and through pool arrangements. As of March 31, 2023, all but one of our vessels are employed under time charter contracts.

As of March 31, 2023, approximately 24% of our ship capacity days for the remainder of 2023 are under contract.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2021 and 2022, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2021(1)	Carrying Value as of December 31, 2022
Drybulk Vessels	(dwt)		(million USD)	(million USD)
PANTELIS (sold in 2022)	74,020	Jul-2009	$7.75	-
EIRINI P	76,466	May-2014	$12.16	$10.90(2)
XENIA	82,000	Feb-2016	$25.20	$24.06
TASOS	75,100	Jan-2017	$3.43	$3.74
ALEXANDROS P.	63,500	Jan-2017	$14.89	$14.30
EKATERINI	82,000	May-2018	$20.89	$20.07
STARLIGHT	75,845	Nov-2018	$8.41	$7.61
BLESSED LUCK	76,704	May-2021	$11.42	$10.26
GOOD HEART	62,996	Sep-2021	$24.34	$23.15(2)
MOLYVOS LUCK	57,924	Feb-2022	-	$20.28(2)
SANTA CRUZ	76,440	Apr-2022	-	$14.65(2)
Total Drybulk Vessels	728,975		$128.49	$149.02

(1) Our vessels are stated at carrying values (refer to our accounting policy in Note 2 to our consolidated financial statements included herein) and, as of December 31, 2021, the carrying value of none of our vessels exceeded their estimated market value. There were no indications of impairment on any of our vessels and no impairment was recorded during the year ended December 31, 2021.

(2) Indicates drybulk vessels for which we believe, as of December 31, 2022, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2022. We believe that the aggregate carrying value of these vessels, assessed separately, of $68.98 million as of December 31, 2022 exceeds their aggregate basic charter-free market value of approximately $63.20 million by approximately $5.78 million. As further discussed in “Critical Accounting Estimates – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2022 were recoverable.

We note that all of our drybulk vessels are currently employed under time charter contracts of durations from less than one to twenty four months until the earliest redelivery charter period. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

Our Competitive Strengths

We believe that we possess the following competitive strengths:

●

Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from Massachusetts Institute of Technology and has over 30 years of experience, primarily as a partner at a Boston based international consulting firm focusing on investment and risk management in the maritime industry.

●

Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,698 per day for the year ended December 31, 2022. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2022, our operational fleet utilization was 99.3%, from 99.6% in 2021, while our commercial utilization rate was 99.8% and 99.9% for each year, respectively. Our total fleet utilization rate in 2022 was 99.1%, from 99.5% in 2021.

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

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and by reliably, safely and competitively operating our vessels through our Managers. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:

●

Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In May 2021 we acquired a Panamax drybulk vessel, followed by an Ultramax drybulk vessel in September 2021. In February 2022, we purchased a Supramax drybulk carrier, followed by another Panamax drybulk vessel in April 2022.

●

Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use FFAs – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues. We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment (“COA”) depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of March 31, 2023, on the basis of our existing time charters, approximately 24% of our vessel capacity for the remainder of 2023 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

●

Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2022 called for a reduction of approximately 28.15% of our debt by the end of 2023 and an additional reduction of about 17.21% by the end of 2024 for a total of 45.36% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

●

Environmental, Social and Governance (ESG) Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2021 and 2022 we implemented technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees.

Our Customers

We have well-established relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. Our major charterer customers during the last three years include Klaveness, Quadra, Guardian pool, Ausca, Amaggi, Tongli, Ultrabulk, and Cargill amongst others. We are a relationship driven company, and our top five customers in 2022 include our top four customers from 2021 (Quadra, Tongli, Ultrabulk and Amaggi), and two from 2020 (Quadra and Ultrabulk). Our top five customers accounted for approximately 60% in 2022, and 77% in each of 2021 and 2020 of our revenues. In 2022, OLAM, Quadra, Tongli, Ultrabulk and Amaggi accounted for 13%, 13%, 12%, 11% and 11% of our revenues, respectively. In 2021, Quadra, Ultrabulk, Amaggi and Tongli accounted for 27%, 19%, 15% and 11% of our revenues, respectively. In 2020, Quadra and Ultrabulk accounted for 19% and 13% of our revenues, respectively. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although such a rate could be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the COVID-19 outbreak, the war activities in Ukraine or the energy crisis.

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

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2017, however, they remained below profitable levels for most of the year. In 2018 the charter rates improved significantly before turning back to the 2017 levels at the beginning of 2019. Gradually during the year, the BDI turned to a six-year high, and peaked at the beginning of September 2019. However, by the end of the year, the BDI returned to 2017 levels and continued to decline even further in early 2020. Pressure on bulker demand was notable even before the impact of the COVID-19 pandemic, as iron ore exports were running low in certain areas of the world, and coal and minor bulk trade were under pressure, partially caused by the COVID-19 pandemic, among other factors. Fuel prices for vessels that had not undergone scrubber retrofitting also increased due to the implementation of the IMO 2020 regulation. Despite the turbulence in drybulk trade due to the COVID-19 pandemic in the first half of 2020, there were some improvements in the second half of the year. By November 2020, the market strength eased off but starting in December of 2020, and continuing in 2021, it strengthened again reaching its highest levels since 2010 by the end of March 2021, and skyrocketing to 5,647 points in October 2021 before dropping to 2,217 points by the end of the year due to higher energy prices and reduced demand for iron ore from China. In 2022, charter rates for dry bulk vessels decreased from 2021 levels but were sustained well above the historical average. The BDI softened from the decade highs of 2021, but averaged 43% above the decade average, principally as a result of strong global growth and increased infrastructure spending which has led to an elevated demand for commodities combined with a historically low orderbook, along with port delays and congestion. In 2022, the BDI index ranged from a high of 3,369 in May 2022 to 965 points in August 2022, closing the year at around 1,515 points. As of March 31, 2023, the index stood at 1,389 points. The development of charter rates is dependent on the supply of and demand for drybulk vessels. Demand for vessels depends on the international trade of drybulk commodities which, in turn, is affected by the economic growth, infrastructure investment and industrial production of major importing regions like Europe and Far East amongst others as well as the production of drybulk commodities by exporters like Brazil, Australia, South Africa, Argentina and Russia amongst others. During 2017, global seaborne drybulk trade growth measured in tonne-miles, reached 5.5% according to industry analysts, the highest annual growth since 2014, however, trade growth in 2018 decreased to 2.1% and further decreased to 0.2% in 2019. The significant effects of the COVID-19 pandemic reflected negatively on drybulk seaborne trade growth, which shrunk to 0.9% in 2020, but grew to 3.5% in 2021 as a result of a post-Covid rebound. In 2022, drybulk seaborne trade shrunk to -1.7%, but is forecast to grow a further 1.9% in 2023 and 2.3% in 2024.

At the same time, the supply of drybulk vessels cannot be changed drastically in the short term as it takes about nine months to build a ship and, usually, there is a lag of, at least, fifteen to eighteen months between placing an order to build a vessel and its delivery. In the near term, supply is limited by the existing number of vessels and can only be adjusted by increasing or decreasing the operating speed of a vessel but various economic and operational factors could limit the range of such adjustments. As of March 31, 2023, the backlog of vessels under construction ("orderbook") is about 6.87% of the fleet and it is scheduled to be delivered mostly over the next year. This level of orderbook reflects lower newbuilding orders placed between 2018 and 2019 due to the depressed charter rates in those years and will limit supply growth during 2023 and 2024. The orderbook is fairly balanced across all sizes. The low level of orderbook indicates that growth of the fleet is limited, thus, providing a foundation for higher charter rates at positive levels. Additionally, new environmental regulations that came into effect at the beginning of 2023 could further influence supply growth.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force in November 2022, with the requirements for EEXI and CII certification becoming effective from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. Guidance will be developed at MEPC 80 (in July 2023) to set out appropriate actions and uniform procedures to ensure compliance with the BWM Convention.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective March 23, 2022, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, amount to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021 current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition. On December 30, 2022, the EPA and the Department of Army announced the final WOTUS rule that largely reinstated the pre-2015 definition.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”). On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas (“GHG”) emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in July 2023), with a view to adoption.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023. If these new regulations are finalized, they could affect our operations.

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

Vessel	Next	Type

STARLIGHT	March 2025	Special Survey
EIRINI P	July 2024	Special Survey
TASOS	January 2025	Special Survey
XENIA	December 2023	(Drydocking) Intermediate Survey
ALEXANDROS P	March 2025	(Drydocking) Intermediate Survey
EKATERINI	May 2023	Special Survey
BLESSED LUCK	May 2024	Special Survey
GOOD HEART	April 2024	Special Survey
MOLYVOS LUCK	March 2024	Special Survey
SANTA CRUZ	March 2023	(Drydocking) Intermediate Survey

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Significant Developments in 2022

Vessel Acquisitions & Sales

During 2022, we acquired two drybulk vessels, a Panamax and a Supramax. On February 11, 2022 we acquired M/V Molyvos Luck a 57,924 dwt drybulk vessel built in 2014, for $21.2 million. On April 20, 2022 we acquired M/V Santa Cruz a 76,440 dwt drybulk vessel built in 2005, for $15.8 million.

In September 2022, we signed an agreement to sell M/V Pantelis, a 74,020 dwt drybulk vessel, built in 2000, for an amount, net of expenses paid, of $9.4 million. The vessel was delivered to its new owners, an unaffiliated third party, on October 17, 2022.

New Loans

On September 30, 2022, we signed a term loan facility and drew a loan of $20 million in order to post-delivery finance part of the acquisition of M/V Molyvos Luck and M/V Santa Cruz.

Share Repurchases

On August 8, 2022 we announced that our Board of Directors approved a share repurchase program for up to a total of $10 million of our common stock. The Board will review the program in July 2023. Share repurchases are made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program are determined by management based upon market conditions and other factors. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice.

As of March 31, 2023 we had repurchased 198,731 of our common stock in the open market for a total of about $2.99 million, under this plan.

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

Time Charter Equivalent (“TCE”). A standard maritime industry performance measure used to evaluate performance is the daily TCE. Daily TCE revenues are time charter revenues and voyage charter revenues, gross of commissions, minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market (drybulk vessels are, generally, chartered on a time charter basis) and provides additional meaningful information in relation to the revenues generated by our vessels. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

Basis of Presentation and General Information

We use the following measures to describe our financial performance:

Time charter revenue and Voyage charter revenue. Our charter revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter revenue that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the transportation market, the number of vessels on time charters, voyage charters and in pools and other factors affecting charter rates in the drybulk market.

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

Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract or paid by the Company when the vessel is off hire. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period. Voyage expenses are also incurred, when our vessels are idle or are sailing for repositioning purposes or for drydocking, which we pay.

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

Related party management fees. These are the fees that we pay to our affiliated ship managers (Eurobulk and Eurobulk FE) under our management agreements for the technical and commercial management that they perform on our behalf.

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

Interest and other financing costs. We traditionally finance vessel acquisitions partly with loan facilities on which we incur interest expense. The interest rate we pay is generally linked to the 1- or 3-month LIBOR or SOFR rate, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and other financing costs over the term of the underlying obligation using the effective interest method; the un-amortized portion is written-off if the loan is prepaid early.

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

Results from Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2021 and 2022. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report.

Fleet Data (1)	2021	2022

Average number of vessels	7.9	10.4
Calendar days	2,874	3,789
Available days	2,874	3,627
Voyage days	2,860	3,595
Utilization Rate (percent)	99.5%	99.1%

	(In U.S. Dollars per day per vessel)
Average TCE rate (2)	24,222	21,304
Vessel Operating Expenses	4,720	5,103
Management Fees	818	784
G&A Expenses	918	811
Total Operating Expenses excluding drydocking expenses	6,456	6,698
Drydocking expenses	34	1,271

	2021	2022
Statement of Operations Data
Time charter revenue	68,506,729	74,569,867
Commissions	(4,064,903)	(4,386,498)
Net revenue	64,441,826	70,183,369
Voyage expenses, net	755,998	2,025,120
Vessel operating expenses	(13,565,092)	(19,333,898)
Dry-docking expenses	(97,094)	(4,816,558)
Vessel depreciation	(7,656,638)	(10,757,177)
Related party management fees	(2,350,747)	(2,968,073)
General and administrative expenses	(2,638,427)	(3,072,583)
Gain on sale of vessel	-	2,856,525
Operating income	38,889,826	34,116,725
Interest and other financing costs	(2,339,023)	(3,853,047)
Loss on debt extinguishment	(1,647,654)	-
(Loss) / gain on derivatives, net	(3,765,619)	3,189,610
Other income	16,291	89,383
Net income	31,153,821	33,542,671
Dividends to Series B preferred shares	(1,085,902)	-
Preferred deemed dividend	(665,287)	-

Net income attributable to common shareholders	29,402,632	33,542,671
Earnings per share attributable to common shareholders, basic	11.63	11.66
Preferred stock dividends declared	1,085,902	-
Weighted average number of shares outstanding during period, basic	2,528,507	2,876,320
Earnings per share attributable to common shareholders, diluted	11.54	11.61
Weighted average number of shares outstanding during the period, diluted	2,548,950	2,889,991

(1) For the definition of calendar days, available days, voyage days and utilization rate, see above.

(2) Time charter equivalent rate, or TCE rate, is a measure of the average daily net revenue performance of our vessels and is determined by dividing time charter revenue and voyage charter revenue, if any, gross of commissions, less voyage expenses or time charter equivalent revenues, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable U.S. GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company’s financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statement of operations (see discussion above) and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
	2021	2022
Time charter revenue	68,506,729	74,569,867
Voyage expenses, net	755,998	2,025,120
Time Charter Equivalent or TCE Revenues	69,262,727	76,594,987
Voyage days	2,859.5	3,595.3
Average TCE rate	24,222	21,304

Year ended December 31, 2022 compared to year ended December 31, 2021

Time charter revenue. Time charter revenue for 2022 amounted to $74.57 million, an increase of 8.9% compared to $68.51 million for the year ended December 31, 2021, as a result of the increased number of vessels operating in 2022, partly offset by the lower time charter rates our vessels earned in 2022 compared to 2021. In 2022, we operated an average of 10.4 vessels compared to 7.9 vessels in 2021. Our fleet earned revenue over 3,595 voyage days in 2022 as compared to 2,860 voyage days in 2021. While employed, our vessels generated a TCE rate of $21,304 per day per vessel in 2022 compared to a TCE rate of $24,222 per day per vessel in 2021, a decrease of 13.7%. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under fixed rate time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed under time charters linked to an index and pool agreements, which is influenced by market developments.

Commissions. We paid a total of $4.39 million in charter commissions for the year ended December 31, 2022, representing 5.9% of charter revenues. Over the year ended December 31, 2021, commissions paid were $4.06 million, also representing a 5.9% of charter revenues.

Voyage expenses. Voyage expenses, net for the year amounted to an income of $2.03 million resulting mainly from gain on bunkers. For the year ended December 31, 2021, voyage expenses amounted to an income of $0.76 million, also resulting mainly from gain on bunkers. Our vessels are generally chartered under time charter contracts. Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter, as well as on the price we pay for bunkers on board when a vessel is delivered and redelivered to and from a charterer.

Vessel operating expenses. Vessel operating expenses were $19.33 million in 2022 compared to $13.57 million in 2021. Daily vessel operating expenses per vessel amounted to $5,103 per day in 2022 versus $4,720 per day in 2021, an increase of 8.1%, mainly due to the higher prices paid for the supply of lubricants, spare parts and stores for our vessels compared to the same period of 2021, as a result of the war in Ukraine.

Related party management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2022, Eurobulk and Eurobulk FE charged us 720 Euros per day per vessel totalling $2.97 million for the year, or $784 per day per vessel. During 2021, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $2.35 million for the year, or $818 per day per vessel. The increase in related party management fees is attributable to the higher number of vessels in our fleet and the increase in daily vessel management fee for inflation, partly offset by the favorable movement of the euro/dollar exchange rate.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2022, general and administrative expenses increased to $3.07 million compared to $2.64 million for the same period of 2021, due to the increased cost of our stock incentive plan.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2022, five vessels underwent special survey and one vessel passed her intermediate survey in water (in lieu of drydock) for a total cost of $4.8 million. In 2021, no vessels underwent drydocking.

Vessel depreciation. Vessel depreciation for 2022 increased to $10.76 million, from $7.66 million in 2021. The increase is mainly attributable to the higher number of vessels operating in the same period.

Net gain on sale of vessel. In 2022, we sold one vessel for a total of $9.37 million of net proceeds and we recorded a $2.86 million net gain on the sale. In 2021 we had no vessel sales.

Interest and other financing costs. Interest and other financing costs for the twelve months of 2022 amounted to $3.9 million compared to $2.3 million the same period of 2021. Interest expense for the period was higher due to the increased amount of debt and the increased benchmark rates of our loans during the period as compared to the same period of last year.

(Loss) / gain on derivatives, net. In 2022, we had a $2.18 million of unrealized gain and a $0.14 million realized loss on five interest rate swaps as well as a $0.04 million unrealized gain and a $1.10 million realized gain of FFA contracts, as compared to a $0.64 million unrealized gain and a $0.30 million realized loss on four interest rate swaps and a $0.13 million unrealized gain and a $4.23 million realized loss on FFA contracts for the same period of 2021. We enter into the interest rate swaps to mitigate our exposure to possible increases in interest rates. We enter into FFA contracts to mitigate our exposure to possible declines in the drybulk market rates.

Loss on debt extinguishment. For the year ended December 31, 2021, loss on debt extinguishment was $1.65 million and related to the conversion of our related party loans, with an outstanding balance of $3.3 million, into common shares of the Company. The difference between the share price less the conversion price was reflected in loss on debt extinguishment. For the year ended December 31, 2022 the Company did not incur any loss on debt extinguishment.

Dividend Series B Preferred Shares. Following the redemption of $4.3 million of the Series B Preferred Shares in June 2019, we agreed with our Series B Preferred Shareholders to pay preferred dividends in cash until January 29, 2021 at a rate of 9.25% per annum. Thereafter, the Series B Preferred Shares would carry a rate of 14% per annum, also payable in cash. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares to have the option to pay the Preferred dividend in-kind at an annual rate of 10.25%, instead of in cash at an annual rate of 9.25%, effective April 1, 2020 until January 29, 2021. On January 29, 2021, we redeemed a net amount of $3 million of our Series B Preferred Shares and, contemporaneously agreed with our Series B Preferred Shareholders to reduce the dividend rate of our Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate would reset to 14% and would be payable in cash. On December 16, 2021 we redeemed all of our Series B Preferred Shares for a net amount of $13.6 million and recorded the amount of $0.67 million as preferred deemed dividends arising from the redemption of a total of $16.6 million of Series B Preferred Shares during 2021. Until December 16, 2021, we declared $1.09 million in dividends on our Series B Preferred Shares all of which were paid in cash during 2021. Following the full redemption of our Series B Preferred Shares in 2021, no preferred dividends were declared or paid during 2022.

Net income attributable to common shareholders. As a result of the above, net income attributable to common shareholders for the year ended December 31, 2022 was $33.54 million, as compared to a net income of $29.40 million for the year ended December 31, 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

For a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021.

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

Our total cash and cash equivalents and restricted cash at December 31, 2022 were $37.12 million, an increase of $7.59 million from $29.53 million at December 31, 2021. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to "Item 11 – Quantitative and Qualitative Disclosures about Market Risk."

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2023 and beyond.

Summary of Contractual Obligations

Contractual obligations are set forth in the following table as of December 31, 2022:

In U.S. dollars (US$)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	81,855,000	23,040,000	19,780,000	39,035,000	-
Interest Payments (1)	9,693,486	3,889,902	3,965,998	1,835,632	1,954
Vessel Management fees (2)	16,930,301	3,394,500	6,749,277	6,776,821	9,703
Other Management fees (3)	7,171,621	1,350,000	2,822,715	2,994,618	4,288
Total	115,650,408	31,674,402	33,317,990	50,642,071	15,945

(1)    Assuming the amortization of the loans as of December 31, 2022 described above, each loan’s interest rate margin over LIBOR and average LIBOR rates of about 5.0% until June 30, 2023 based on the LIBOR yield curve as of December 31, 2022, apart from one loan already with an interest rate margin over SOFR, and an average SOFR rate of about 5.01% based on the SOFR yield curve as of December 31, 2022. Thereafter, i.e. after June 30, 2023, assuming the amortization of the remaining loans as of December 31, 2022 described above, each loan’s interest rate margin over SOFR and average SOFR rates of about 5.01%, 2.60%, 0.51%, 0.30%, 0.43% and 0.84% per annum for the six years up to 2028, respectively, based on the SOFR yield curve as of December 31, 2022. Also includes our obligation to make payments required as of December 31, 2022 under our interest rate swap agreements based on the same SOFR rate assumptions.

(2)    Refers to our obligation for management fees we expect to incur under our Master Management agreements and management agreements with the shipowning companies in effect as of January 1, 2023 and expiring on January 1, 2028. These agreements were renewed for five years effective January 1, 2023. The management fees have been computed for 2023 based on the agreed rate of 775 Euros per day per vessel (approximately $930). For the years after 2023, we have assumed an annual increase in the daily management fee of 3.0% to account for inflation. We assumed a Euro to US dollar exchange rate of 1.20. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no long bear obligations and a fleet of ten vessels in 2023 until January 12, 2025 as one of our vessels will have reached 25 years, and nine vessels in 2025 and the subsequent years.

(3)    Refers to our obligation for management fees of $1.35 million per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company. This fee is adjusted for inflation in the Eurozone during the previous calendar year every January 1st. For the years after 2023, we have assumed an annual increase in the annual management fees of 3.0% to account for inflation. The agreement expires on January 1, 2028.

Cash Flows

As of December 31, 2022, we had a working capital surplus of $20.69 million, mainly as a result of the increased net revenues our vessels earned within the year 2022. For the year ended December 31, 2022 we earned a net income and a net income attributable to common shareholders of $33.54 million and generated net cash from operating activities of $32.99 million. As of December 31, 2022, our cash balance amounted to $34.04 million and cash in restricted retention accounts amounted to $3.08 million. We believe that our current cash balance, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2023 liquidity needs and at least through the end of the first half of 2024, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. However, we may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the acquisition cost of dry bulk carriers using a combination of funds from operations and bank debt secured by mortgages on our dry bulk carriers held by the relevant lenders.

Year ended December 31, 2022 compared to year ended December 31, 2021

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2022 was $32.99 million as compared to a surplus of $39.14 million in 2021.

The major driver of the change of cash flows from operating activities for the year ended December 31, 2022 compared to the year ended December 31, 2021 is an increase in the net working capital outflow of $6.17 million. For the year ended December 31, 2022, we had a net working capital outflow of $7.25 million, as compared to a net working outflow of $1.08 million for the year ended December 31, 2021, resulting mainly due to a significant decrease in the amounts collected from charterers for timing reasons.

Net cash from investing activities.

Net cash flows used in investing activities were $28.40 million for the year ended December 31, 2022 compared to $36.82 million for the year ended December 31, 2021. The cash flows from investing activities in 2022 relate mainly to the amount paid for the acquisitions of M/V “Molyvos Luck” and M/V “Santa Cruz” and the proceeds from the sale of M/V “Pantelis”. The amount paid in 2021 relates mainly to the acquisitions of M/V “Blessed Luck” and M/V “Good Heart”.

Net cash from financing activities.

Net cash flows provided by financing activities were $3.01 million for the year ended December 31, 2022, compared to net cash flows provided by financing activities of $22.61 million for the year ended December 31, 2021. This decrease in cash flows provided by financing activities of $19.6 million, compared to the year ended December 31, 2021, is attributable to significantly lower proceeds from long term bank loans and related party loan (net of loan arrangement fees paid) by $56.09 million, significantly lower proceeds from issuance of common stock (net of offering expenses paid) by $7.08 million and a $2.0 million increase in the cash paid for share repurchase. The decrease in net cash flows from financing activities was partly offset by a decrease in repayments of long-term bank loans of $25.18 million, a $2.7 million decrease in repayment of a related party loan,. For the year ended December 31, 2021 an amount of $16.61 million was also paid for the full redemption of the outstanding balance of Series B Preferred Shares and an amount of $1.09 million was paid for preferred dividends.

Year ended December 31, 2021 compared to year ended December 31, 2020

For a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2022, we had seven outstanding floating interest-bearing loans with a combined outstanding balance of $81.86 million with margins over LIBOR or SOFR ranging from 2.25% to 3.60%. These loans have maturity dates between 2023 and 2027.

Our long-term debt as of December 31, 2022 comprises bank loans granted to our vessel-owning subsidiaries.

Borrower	December 31, 2022	Interest rate (margin + LIBOR / SOFR)

Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	23,200,000	2.75% + LIBOR
Kamsarmax Two Shipping Ltd.	11,950,000	2.80% + LIBOR
Light Shipping Ltd./ Good Heart Shipping Ltd.	17,000,000	2.75% + LIBOR
Eirini Shipping Ltd.	3,530,000	3.60% + LIBOR
Areti Shipping Ltd.	2,400,000	3.50% + LIBOR
Blessed Luck Shipowners Ltd.	4,750,000	2.70% + LIBOR
Molyvos Shipping Ltd. / Santa Cruz Shipowners Ltd.	19,025,000	2.25% + SOFR
	81,855,000
Less: Current portion	(23,040,000)
Long-term portion	58,815,000

A description of our loans, as of December 31, 2022, is provided in Note 7 of our attached financial statements. As of December 31, 2022, we are scheduled to repay $23.04 million of the above bank loans in 2023.

Our loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio (“loan-to-value” ratio). Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations. If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2022, we were not in default of any credit facility covenant.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or capital enhancements to our vessels.

In May 2021, we took delivery of the Panamax drybulk carrier, M/V “Blessed Luck”, of 76,704 dwt built in 2004 in Japan for $12.13 million. In September 2021, we took delivery of the Ultramax drybulk carrier, M/V “Good Heart”, of 62,996 dwt built in 2014 in China for $24.67 million. In February 2022, we took delivery of the Supramax drybulk carrier, M/V “Molyvos Luck”, of 57,924 dwt built in 2014 in China for $21.21 million. In April 2022, we took delivery of the Panamax drybulk carrier, M/V “Santa Cruz”, of 76,440 dwt built in 2005 in Japan for $15.75 million.

We currently have four vessels scheduled for drydocking over the next 12 months (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).

Dividends

In 2020, 2021 and 2022, the Company declared no dividend on its common stock. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 18, 2019, the Board of Directors agreed to redeem approximately $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 9.25% per annum until January 29, 2021, after which it would increase to 14% per annum. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares to have the option to pay the preferred dividend in-kind at an annual rate of 10.25%, instead of in cash at an annual rate of 9.25%, with effect from April 1, 2020 until January 29, 2021. On January 29, 2021, we redeemed a net amount of $3 million of our Series B Preferred Shares and, contemporaneously agreed with our Series B Preferred Shareholders to reduce the dividend rate of our Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate would reset to 14% and would be payable in cash. On December 16, 2021 we redeemed all of our Series B Preferred Shares for an amount of $13.6 million. In 2020, the Company declared $1.57 million in dividends on its Series B Preferred Shares, of which $0.35 million were paid in cash during 2020 and $1.22 million were paid in kind. Within 2021 the Company declared dividends on its Series B Preferred Shares, amounting to $1.09 million, all of which were paid in cash during 2021. We also recorded a preferred deemed dividend of $0.67 million arising out of the redemption of approximately $16.6 million of the Series B Preferred Shares.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of March 31, 2023, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 980.9 million dwt with another 67.34 million dwt, or about 6.87% of the present fleet capacity, on order.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers that were scrapped were in excess of 30 years of age. During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. In 2016 drybulk rates decreased and scrapping activity remained strong, at close to 2015 levels. In 2017 scrapping of drybulk vessels declined to almost half of its 2016 level. 2018 saw a further decline in scrapping to 4.4 million dwt, a decline of 70% year on year, while in 2019, a total of 7.9 million dwt were scrapped. In 2020, scrapping activity almost doubled, with a total of 15.20 million dwt being scrapped following the outbreak of COVID-19, at the same time dropping to a third in 2021, with a total of 5.2 million dwt being scrapped. In 2022, the demolition rate remained similar, with 4.5 million dwt having been scrapped during the year. As of March 31, 2023, the year to date 2023 demolition rate is 0.8 million dwt, which is slightly higher than the demolition rate for the corresponding period in 2022 as drybulk export disruptions have eased and economic activity has picked up.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. The extent to which COVID-19 will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including the high level of uncertainty relating to how the pandemic will evolve, the evolution and emergence of new variants, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. The Company’s business could be materially and adversely affected by the risks, or the public perception of the risks and travel restrictions related to COVID-19. We are unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results. As of March 31, 2023, approximately 24% of our ship capacity days for the remainder of 2023 are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

We recognize that the recent outbreak of the war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. As discussed above, President Biden issued an executive order setting out sanctions against certain Russian products and investments in Russia, and the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine; however, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

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

As of December 31, 2022, we had indicators of impairment for four of the Company’s vessels. As of December 31, 2021, we had no indicators of impairment for any of our vessels. For the vessels with impairment indicators as of December 31, 2022, the Company determined the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculated the historical average rates over a 14-year period for 2022, which starts in 2009 and takes into account complete market cycles, and which provides a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.

Our impairment exercise is highly sensitive on variances in the time charter rates; it also requires assumptions for:

●	the effective fleet utilization rate;

●	estimated scrap values;

●	vessel operating costs;

●	future drydocking costs; and

●	probabilities of sale for each vessel.

Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company’s past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company’s data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses escalated by 3.0% per annum and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company’s vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test the vessels for recoverability when alternative uses are under consideration (i.e. sale or continuing operation of a vessel). Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

There can be no assurance as to how long-term charter rates and vessel values will develop as compared to their current levels and as compared to historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly during 2017 and the first half of 2018, gradually weakened in the second half of 2018 and through most of 2019 and 2020, but improved again for 2021 before softening again during 2022, and may return to their previously depressed levels which could adversely affect our revenue, profitability and future assessments of vessel impairment. Charter rates have significantly improved thus far in 2023. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the “Item 4.B. Business Overview – Our Fleet”. For the four vessels that as of December 31, 2022 had an impairment indication, a comparison of the average estimated daily TCE rate used in our impairment analysis with the average “break even rate” for the uncontracted period for each of the vessels is presented below:

Vessel	Charter Rate as of 12/31/2022	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2023)	Rate Year 2 (2024)	Rate Year 3+ (2025+)	Breakeven Rate (USD/day)
Eirini P*	8,400	0.5	7	12,781	12,781	13,648	12,666
Good Heart**	-	-	17	13,127	13,127	15,467	13,241
Santa Cruz	12,000	2	8	12,776	12,776	13,643	13,194
Molyvos Luck***	25,750	2	17	12,070	12,070	14,222	12,626

*M/V Eirini P was chartered under short term charters, the latest starting in April 2023 at $15,750/day until October 2023

**M/V Good Heart was chartered under a short term charter at the beginning of the year, was subsequently voyage chartered in February 2023 for about a month at $28,000/day and re-chartered in March 2023 at $13,000/day until May 2023

***M/V Molyvos Luck was chartered under short term charters, the latest starting in March 2023 at $20,875/day and will be open to be re-chartered in April 2023

Recent Accounting Pronouncements

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

COVID-19

The COVID-19 pandemic has had a significant negative impact on the global economy and the demand for shipping regionally as well as globally. At present, it is not possible to ascertain any future impact of COVID-19 on the Company’s operational and financial performance, which may take some time to materialize and may not be fully reflected in the Company’s results for 2021 and 2022.  An increase in the severity or duration or a resurgence of the COVID-19 pandemic could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

Russia-Ukraine Conflict

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charter and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, the United States, Switzerland, the European Union, the United Kingdom and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the drybulk market and the world economy.

While our vessels do not currently sail in the Black Sea, it is possible that the continued conflict in Ukraine, including any effect on our ability to pay the wages of crew members or consultants who may hold accounts at Russian banks that are subjected to sanctions, any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance. Due to the recent nature of these activities, the full impact on our business is not yet known.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	63	Chairman, President and CEO; Class C Director
Dr. Anastasios Aslidis	63	CFO and Treasurer; Class C Director
Aristides P. Pittas	71	Vice Chairman; Class C Director
Stephania Karmiri	55	Secretary
Panagiotis Kyriakopoulos	62	Class A Director
George Taniskidis	62	Class B Director
Apostolos Tamvakakis	65	Class B Director

Aristides J. Pittas has been a member of the Board of Directors and Chairman and Chief Executive Officer of EuroDry since its inception on January 8, 2018. He is also member of the Board of Directors and Chairman and Chief Executive Officer of Euroseas since its inception on May 5, 2005. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated ship management company. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle-Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

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

Board Diversity Matrix

As a foreign private issuer listed on the Nasdaq Capital Market, we are required to disclose certain self-identified diversity characteristics about our Directors pursuant to Nasdaq board diversity and disclosure rules. The Board Diversity Matrix set forth below contains the requisite information as of the date of this annual report.

Board Diversity Matrix (As of March 31, 2023)

Country of Principal Executive Offices	Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

				Did Not
				Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors		6
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background		6

Family Relationships

Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.

B.	Compensation

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. See Item 7 – “Major Shareholders and Related Party Transactions”.

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

On November 5, 2020, the Board of Directors awarded 44,900 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2021, and the remainder vested on November 16, 2022. There were 1,314 shares that were forfeited due to employee termination.

On November 19, 2021, the Board of Directors awarded 49,650 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2022, and the remainder will vest on July 1, 2023. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

On November 3, 2022, the Board of Directors awarded 58,600 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which will vest on November 16, 2023, and the remainder will vest on November 15, 2024. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The current term of our Class A director expires in 2024, the current term of our Class B directors expires in 2025 and the current term of our Class C directors expires in 2023.

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

●

In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his or her relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

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

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively. Eurobulk and Eurobulk FE also ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel. As of December 31, 2022, approximately 92 officers and 134 crew members served on board the vessels in our fleet.

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

Options

No options were granted during the fiscal year ended December 31, 2022. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of March 31, 2023 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock (14)
Friends Dry Investment Company Inc.(2)	868,928	30.6%
Family United Navigation Co (3)	287,443	10.1%
Ergina Shipping Ltd.(4)	180,308	6.3%
Aristides J Pittas(5)	97,133	3.4%
Anastasios Aslidis (6)	23,300	*
Panagiotis Kyriakopoulos (7)	4,400	*
George Taniskidis (8)	4,221	*
Aristides P. Pittas (9)	9,870	*
Apostolos Tamvakakis (10)	3,200	*
Symeon Pariaros(11)	3,400	*
Konstantinos Siadimas(12)	3,200	*
Stephania Karmiri (13)	800	*
All directors and officers and 5% owners as a group	1,486,203	52.3%

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

(4)

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

(5)

Does not include 142,755 shares of common stock held of record by Friends Dry and Ergina Shipping Ltd., by virtue of ownership interest in Friends Dry and Ergina Shipping Ltd. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,400 shares vesting on July 1, 2023, 5,500 shares vesting on November 16, 2023 and 5,500 shares vesting on November 15, 2024.

(6)	Includes 3,650 shares vesting on July 1, 2023, 3,750 shares vesting on November 16, 2023 and 3,750 shares vesting on November 15, 2024.

(7)	Includes 600 shares vesting on July 1, 2023, 700 shares vesting on November 16, 2023 and 700 shares vesting on November 15, 2024.

(8)

Does not include 4,248 shares held of record by Friends Dry, by virtue of Mr. Taniskidis’ ownership in Friends Dry. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 600 shares vesting on July 1, 2023, 700 shares vesting on November 16, 2023 and 700 shares vesting on November 15, 2024.

9)

Does not include 115,883 shares of common stock held of record by Friends Dry, Family United Navigation Co. and Ergina Shipping Ltd., by virtue of ownership interest in Friends Dry, Family United Navigation Co., and Ergina Shipping Ltd., of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,500 shares vesting on July 1, 2023, 1,550 shares vesting on November 16, 2023 and 1,550 shares vesting on November 15, 2024.

(10)	Includes 600 shares vesting on July 1, 2023, 700 shares vesting on November 16, 2023 and 700 shares vesting on November 15, 2024.

(11)	Includes 750 shares vesting on July 1, 2023, 950 shares vesting on November 16, 2023 and 950 shares vesting on November 15, 2024.

(12)	Includes 600 shares vesting on July 1, 2023, 700 shares vesting on November 16, 2023 and 700 shares vesting on November 15, 2024.

(13)	Includes 150 shares vesting on July 1, 2023, 250 shares vesting on November 16, 2023 and 250 shares vesting on November 15, 2024.

(14)	Voting stock includes 82,950 unvested shares for a total of 2,844,190 issued and outstanding shares of the Company as of March 31, 2023.

B.	Related Party Transactions

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

Under our Master Management Agreement, Eurobulk is responsible for providing us with executive services associated with us being a public company. Under the separate management agreements with the shipowning companies, Eurobulk or Eurobulk FE are responsible for providing (i) other administration services to our subsidiaries and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers; and (ii) technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.

EuroDry signed new Master Management Agreements (“MMAs”) with the Managers which took effect after the completion of the Spin-off. Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual executive compensation and a daily management fee per vessel managed. For the Company post Spin-off the annual compensation for such services was set at $1,250,000. This amount was $1,250,000 for each of 2020, 2021 and 2022.

The executive management fee will be adjusted annually for Eurozone inflation every January 1. Effective from January 1, 2023, this fee was increased to $1,350,000 to account for inflation. For 2021 and 2022 we also paid an additional special bonus of $460,000 and $210,000, respectively, to Eurobulk’s employees, affiliated subcontractors and consultants. Our Master Management Agreement is substantially similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas. The Master Management Agreement is terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The management agreements between Eurobulk FE and the ship-owning companies follow substantially the same terms of the similar agreements with Eurobulk.

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

The MMA also provided for a 5% discount on the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 ("volume discount"). EuroDry signed new MMAs with the Managers which took effect after the completion of the Spin-off for an additional five-year term until January 1, 2023, on substantially the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. The EuroDry MMAs  permanently incorporated the volume discount in the daily vessel management fee, which was set at 685 Euros per day per vessel in operation, and 342.50 Euros per day per vessel in lay-up, to be adjusted annually for inflation in the Eurozone. The daily fixed vessel management fee remained unchanged at 685 Euros for the years ended December 31, 2020 and 2021. From January 1, 2022 the daily vessel management fee was adjusted for inflation to 720 Euros (approximately $770, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in operation and 360 Euros (approximately $385, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in lay-up. Vessel management fees paid to the Managers amounted to $2,018,800, $2,350,747 and $2,968,073 in 2020, 2021 and 2022, respectively. From January 1, 2023 the daily vessel management fee was adjusted for inflation at 775 Euros (approximately $829, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in operation and 387.5 Euros (approximately $415, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in lay-up and the MMA was extended for a further five-year term until January 1, 2028.

The management of the M/V “Xenia”, M/V “Alexandros P.”, M/V “Tasos” and M/V “Ekaterini” is performed by Eurobulk FE, which provides technical, commercial and accounting services. The remaining fleet (M/V “Santa Cruz”, M/V “Eirini P.”, M/V “Good Heart”, M/V “Blessed Luck”, M/V “Molyvos Luck” and M/V “Starlight”) is managed by Eurobulk.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2020, 2021 and 2022 Eurochart received $294,933, $856,334 and $932,123, respectively, for chartering services calculated at 1.25% of chartering revenues. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire. We withheld, on behalf of Eurochart, nil commissions in 2020, as there were no vessel acquisitions. During 2021, we paid to Eurochart commissions of $365,000 for the acquisitions of M/V “Blessed Luck” and M/V “Good Heart”, which were agreed to be paid by the buyers, as per the relevant memoranda of agreement entered into with the sellers. During 2022, we paid to Eurochart a commission of $210,000 for the acquisition of M/V “Molyvos Luck” and we withheld, on behalf of Eurochart, a commission of $157,500 from the sellers of M/V “Santa Cruz”. We also paid to Eurochart a commission of $96,750 for the sale of M/V “Pantelis”.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on premium not exceeding 5%, respectively.

On May 10, 2021, we reached an agreement with a related party and beneficial owner, Ergina Shipping Ltd. (“Ergina”), a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a loan of $6.0 million, which was used by us to partly finance the acquisition of M/V “Blessed Luck”. The loan was set to mature on May 31, 2022. The interest rate applied was 8% per annum. Interest on the loan was payable quarterly. Within 2021 we paid $0.08 million for interest. On June 4, 2021, Ergina exercised its right to convert part of the outstanding balance of the loan, amounting to $3.3 million, into the Company’s common shares as per the terms of the loan agreement. As a result, on June 4, 2021, we issued 180,308 shares to Ergina. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan, amounting to approximately $18.30 per share. We incurred a loss on the extinguishment of the above debt of $1.6 million, deriving from the difference between the conversion price and the closing price of the Company’s common shares on the Nasdaq Capital Market on the date of issuance of approximately $27.44 per share. The remaining amount of $2.7 million was repaid earlier than scheduled on September 29, 2021.

Aristides J. Pittas is currently the Chairman of each of Eurochart and Eurobulk, all of which are our affiliates.

We have entered into a registration rights agreement with Friends Investment Company Inc. (“Friends”), which registration rights were transferred to Friends Dry, our largest shareholder, pursuant to which we granted Friends Dry the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Friends Dry. Under the registration rights agreement, Friends Dry has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends Dry has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.

Eurobulk, Eurobulk FE, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or containership which any of them may consider for acquisition in the future. In addition, Mr. Pittas has granted us a right of first refusal to accept any chartering out opportunity for a drybulk vessel which may be suitable for any of our vessels, provided that we have a suitable vessel, properly situated and available, to take advantage of the chartering out opportunity. Mr. Pittas has also agreed to use his best efforts to cause any entity he directly or indirectly controls to grant us this right of first refusal.

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

On January 29, 2021, the Board of Directors agreed to redeem a net amount of $3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate would reset to 14% and would be payable in cash. On December 16, 2021, the Board of Directors agreed to redeem all $13.61 million outstanding Series B Preferred Shares. The Company declared $1.09 million of dividends on its Series B Preferred Shares during 2021, which were paid in cash and $1.57 million in dividends on its Series B Preferred Shares during 2020, of which $0.35 million were paid in cash and another $1.22 million were paid in-kind. In addition, $0.67 million of preferred deemed dividends were recorded in 2021 as a result of the redemption of $3.0 million and $13.61 million of the Series B Preferred Shares in January and December 2021, respectively, representing the difference between (1) the fair value of the consideration transferred to the holders of the EuroDry Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs).

B.	Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 17 “Subsequent events” of our annual consolidated financial statements.

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

Common Stock

As of March 31, 2023, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share, of which there are 2,844,190 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of March 31, 2023, we are authorized to issue up to 20,000,000 shares of preferred stock par value $0.01 per share, of which no shares are currently issued and outstanding.

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

Shareholders’ Rights Plan

We adopted a shareholders’ rights plan on May 5, 2018. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 30, 2028 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. A copy of the plan is filed as Exhibit 2.4 to this Annual Report on Form 20-F.

C.	Material Contracts

We have a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing”  ~~,~~  and Note 7 of our attached financial statements.

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

The Marshall Islands and Liberia, the jurisdictions where we and our shipowning subsidiaries were incorporated during 2022, each grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We do not believe that we can establish that we satisfied the 50% Ownership Test for the 2022 taxable year due to the widely-held nature of our stock.

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

The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." We intend to take the position that our common stock, which is listed on the Nasdaq Capital Market constituted more than 50% of our outstanding shares by value and total combined voting power for the 2022 taxable year. Accordingly, we intend to take the position that we satisfied the listing threshold for the 2022 taxable year. However, it is possible that our common stock may come to constitute 50% or less of our outstanding shares by value in a future taxable year in which case we may not be able to satisfy the listing threshold or the Publicly Traded Test.

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

We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2022 taxable year because the nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2022 United States federal income tax returns.

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

To the extent the benefits of the Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

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

This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, persons subject to an alternative minimum tax, persons subject to the “base erosion and anti-avoidance” tax, persons required to recognize income for United States federal income tax purposes no later than when such income is reported on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock. This discussion does not address the tax consequences of owning our preferred stock.

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

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

Interest Rate Fluctuation Risk

The international drybulk shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR or SOFR. See Item 3.D: “Risk Factors” above for more information on risks related to volatility in, and the discontinuance of, LIBOR.

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR or SOFR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments.

On July 24, 2018, EuroDry Ltd. entered into an interest rate swap with HSBC Bank Plc. (“HSBC”) for a notional amount of $5.0 million, with inception date on July 24, 2018 and maturity date on July 24, 2023. Under this contract, HSBC makes a quarterly payment to EuroDry equal to the 3-month LIBOR while EuroDry pays a fixed rate of 2.93% based on the notional amount.

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

On June 17, 2022, EuroDry Ltd. entered into an interest rate swap with National Bank of Greece S.A. (“NBG”) for a notional amount of $10.0 million, with inception date on January 3, 2023 and maturity date on January 3, 2028. Under this contract, NBG makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 3.189% based on the notional amount.

As at December 31, 2022, our average debt coverage for 2023 was approximately 52% and for the two-year period of 2024 and 2025 was approximately 46%.

As at December 31, 2022, we had $81.86 million of floating rate debt outstanding with margins over LIBOR or SOFR ranging from 2.25% to 3.60%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and decreased our cash flows in the twelve-month period ended December 31, 2022 by approximately $793,250 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2022 in U.S. dollars to a 100 basis points increase in LIBOR or SOFR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2023	665,650	(328,472)
2024	520,350	(300,000)
2025	418,650	(208,889)
2026	358,770	(100,000)
2027 and thereafter	135,200	(100,833)

Foreign Currency Exchange Rate Risk

The international drybulk shipping industry’s functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but, in 2022, incurred approximately 18% of our vessel operating expenses (excluding depreciation) in currencies other than U.S. dollars. In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 4% in 2022) are mainly in Euros. On December 31, 2022, approximately 15% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2022 was $0.04 million. Net foreign exchange gain for the year ended December 31, 2021 was $0.01 million. Net foreign exchange loss for the year ended December 31, 2020 was $0.02 million.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2022, would have increased our operating expenses by approximately $0.44 million and the fair value of our outstanding trade accounts payable by approximately $0.05 million.

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

(a)	Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2022. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 using the criteria set forth in the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 Framework). As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2022.

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

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2021 and 2022. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte and their respective affiliates (collectively, “Deloitte”).

	2021 (dollars in thousands)	2022 (dollars in thousands)
Audit Fees	$ 189	$ 170
Audit-Related Fees	_	_
Tax Fees	_	_
All Other Fees	_	_
Total	$ 189	$ 170

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

Share Repurchase Program

On August 8, 2022, we announced that our Board of Directors approved a share repurchase program (the “Program”) to purchase up to an aggregate of $10.0 million of our common shares. The Board will review the Program after a period of twelve months. Share repurchases will be made from time to time for cash in open market transactions pursuant to Rule 10b-18 of the Exchange Act at prevailing market prices and/or in privately negotiated transactions. The timing and amount of purchase under the Program will be determined by management based upon market conditions and other factors. The Program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company’s discretion and without notice. We will cancel common shares repurchased as part of the Program. During the year ended December 31, 2022, we have repurchased the following common shares:

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
September 1-30, 2022	106,821	$13.725	106,821	$8,533,908
October 1-31, 2022	2,142	$13.796	2,142	$8,504,356
November 1-30, 2022	9,325	$15.922	9,325	$8,355,885
December 1-31, 2022	22,013	$15.926	22,013	$8,005,313
Total	140,301	N/A	140,301	N/A

(1)	The average price paid per share does not include commissions paid for each transaction.

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2022.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Please see Item 6.C. Board Practices - Corporate Governance.

OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements set forth on pages F-1 through F-41, together with the report of independent registered public accounting firm, are filed as part of this annual report.

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

4.10	Loan Agreement between Eirini Shipping Ltd., as Borrower, and Sinopac Capital International (HK) Limited, as Lender, for up to US$5,000,000, dated February 22, 2021. (6)
4.11	Guarantee between EuroDry Ltd., as Guarantor, and Sinopac Capital International (HK) Limited, as Lender, relating to a Loan Agreement for up to US$5,000,000 dated February 21, 2021. (6)
4.12	Loan Agreement between Blessed Luck Shipowners Ltd., as borrower, and Piraeus Bank S.A., as lender, for up to US$8,000,000, dated August 12, 2021. (6)
4.13	Guarantee between EuroDry Ltd., as guarantor, and Piraeus Bank S.A., as lender, for up to US$8,000,000, dated August 12, 2021. (6)
4.14

Loan Agreement between Light Shipping Ltd. and Good Heart Shipping Ltd., as joint and several borrowers, and National Bank of Greece S.A., as lender, for up to US$22,000,000, dated September 30, 2021. (6)

4.15	Guarantee between EuroDry Ltd., as guarantor, and National Bank of Greece, as lender, for up to $22,000,000, dated September 30, 2021. (6)
4.16

Loan Agreement between Areti Shipping Ltd. and Pantelis Shipping Corp., as borrowers, and Chailease International Financial Services (Singapore) Pte. Ltd., as lender, Guaranteed by EuroDry Ltd., as guarantor, for up to US$9,000,000, dated October 6, 2021. (6)

4.17	Loan Agreement between Molyvos Shipping Ltd. and Santa Cruz Shipowners, as borrowers, and Piraeus Bank S.A., as lender, for a loan of up to US$20,000,000, dated September 30, 2022
8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.

101.INS*	Inline XBRL Instance Document – The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

(1)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-38502) on May 29, 2018.
(2)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-224732) on May 8, 2018.
(3)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-38502) on February 1, 2021.
(4)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-38502) on April 30, 2019.
(5)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-38502) on April 17, 2020.
(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-38502) on April 15, 2022.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURODRY LTD.
(Registrant)

By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 24, 2023

EuroDry Ltd. and Subsidiaries

Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of EuroDry Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EuroDry Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

April 24, 2023

We have served as the Company's auditor since 2018.

EuroDry Ltd. and Subsidiaries

Consolidated Balance Sheets

(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2021	December 31, 2022
Assets
Current assets
Cash and cash equivalents		26,847,426	34,042,150
Restricted cash	7	459,940	1,195,863
Trade accounts receivable, net		775,035	7,147,833
Other receivables		1,242,803	346,066
Prepaid expenses		314,397	249,024
Inventories	3	770,342	1,057,652
Derivatives	13	-	1,437,398
Due from related companies	6	-	2,416,180
Total current assets		30,409,943	47,892,166

Long-term assets
Vessels, net	4	128,492,819	149,022,023
Derivatives	13	210,113	705,970
Restricted cash	7	2,220,000	1,885,000
Total assets		161,332,875	199,505,159

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	7	13,949,720	22,858,087
Trade accounts payable		855,825	2,989,431
Accrued expenses	5	852,442	1,004,719
Derivatives	13	289,430	-
Deferred revenues		1,514,543	351,636
Due to related companies	6	244,587	-
Total current liabilities		17,706,547	27,203,873

(Consolidated balance sheets continue on the next page)

EuroDry Ltd. and Subsidiaries

Consolidated Balance Sheets

(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2021	December 31, 2022

Long-term liabilities
Long-term bank loans, net of current portion	7	64,702,947	58,360,169
Total long-term liabilities		64,702,947	58,360,169
Total liabilities		82,409,494	85,564,042

Commitments and contingencies	9

Shareholders’ equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,919,191 and 2,902,620 issued and outstanding, respectively)	16	29,192	29,026
Additional paid-in capital		67,963,707	69,438,938
Retained earnings		10,930,482	44,473,153
Total shareholders’ equity		78,923,381	113,941,117
Total liabilities and shareholders’ equity		161,332,875	199,505,159

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of operations

Years ended December 31, 2020, 2021 and 2022

(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2020	2021	2022
Revenues
Time charter revenue		23,594,678	68,506,729	74,569,867
Commissions (including $294,933, $856,334 and $932,123, respectively, to related party)	6	(1,305,717)	(4,064,903)	(4,386,498)
Net revenue		22,288,961	64,441,826	70,183,369
Operating expenses
Voyage expenses, net	12	285,132	(755,998)	(2,025,120)
Vessel operating expenses (including $122,909, $130,384 and $207,602, respectively, to related party)	6, 12	11,603,414	13,565,092	19,333,898
Dry-docking expenses		2,275,258	97,094	4,816,558
Vessel depreciation	4	6,556,256	7,656,638	10,757,177
Related party management fees	6	2,018,800	2,350,747	2,968,073
General and administrative expenses (including $1,250,000, $1,710,000 and $1,460,000, respectively, to related party)	6, 10	2,291,244	2,638,427	3,072,583
Net gain on sale of vessel	4	-	-	(2,856,525)
Total operating expenses		25,030,104	25,552,000	36,066,644
Operating (loss) / income		(2,741,143)	38,889,826	34,116,725
Other income / (expenses)
Interest and other financing costs (including $0, $79,533 and $0, respectively, to related party)	6, 7	(2,331,998)	(2,339,023)	(3,853,047)
Loss on debt extinguishment		-	(1,647,654)	-
(Loss) / gain on derivatives, net	13	(790,359)	(3,765,619)	3,189,610
Interest income		4,094	10,484	46,298
Foreign exchange (loss) / gain		(18,455)	5,807	43,085
Other expenses, net		(3,136,718)	(7,736,005)	(574,054)
Net (loss) / income		(5,877,861)	31,153,821	33,542,671
Dividends to Series B preferred shares	14	(1,573,874)	(1,085,902)	-
Preferred deemed dividend		-	(665,287)	-
Net (loss) / income attributable to common shareholders		(7,451,735)	29,402,632	33,542,671
(Loss) / earnings per share attributable to common shareholders – basic	11	(3.28)	11.63	11.66
Weighted average number of shares outstanding during the year, basic	11	2,275,062	2,528,507	2,876,320
(Loss) / earnings per share attributable to common shareholders – diluted	11	(3.28)	11.54	11.61
Weighted average number of shares outstanding during the year, diluted	11	2,275,062	2,548,950	2,889,991

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of shareholders’ equity

Years ended December 31, 2020, 2021 and 2022

(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	(Accumulated Deficit) / Retained Earnings	Total
Balance January 1, 2020	2,304,630	23,046	52,802,574	(11,020,415)	41,805,205
Net loss	-	-	-	(5,877,861)	(5,877,861)
Dividends to Series B preferred shares	-	-	-	(1,573,874)	(1,573,874)
Issuance of restricted shares for stock incentive award and share-based compensation	44,900	449	245,473	-	245,922
Shares forfeited	(1,314)	(13)	13	-	-
Balance December 31, 2020	2,348,216	23,482	53,048,060	(18,472,150)	34,599,392
Net income	-	-	-	31,153,821	31,153,821
Dividends to Series B preferred shares	-	-	-	(1,085,902)	(1,085,902)
Preferred deemed dividend	-	-	-	(665,287)	(665,287)
Issuance of shares sold at the market (ATM), net of issuance costs	341,017	3,410	9,739,649	-	9,743,059
Issuance of shares in connection with related party loan converted to equity	180,308	1,803	4,945,851	-	4,947,654
Issuance of restricted shares for stock incentive award and share-based compensation	49,650	497	230,147	-	230,644
Balance December 31, 2021	2,919,191	29,192	67,963,707	10,930,482	78,923,381
Net income	-	-	-	33,542,671	33,542,671
Issuance of shares sold at the market (ATM), net of issuance costs	65,130	651	2,684,951	-	2,685,602
Repurchase and cancelation of common shares	(140,301)	(1,403)	(1,997,859)	-	(1,999,262)
Issuance of restricted shares for stock incentive award and share-based compensation	58,600	586	788,139	-	788,725
Balance December 31, 2022	2,902,620	29,026	69,438,938	44,473,153	113,941,117

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

	2020	2021	2022
Cash flows from operating activities:
Net (loss) / income	(5,877,861)	31,153,821	33,542,671
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	6,556,256	7,656,638	10,757,177
Amortization and write off of deferred charges	140,704	298,329	230,589
Loss on debt extinguishment	-	1,647,654	-
Share-based compensation	245,922	230,644	788,725
Unrealized loss / (gain) on derivatives	545,859	(770,715)	(2,222,685)
Gain on sale of vessel	-	-	(2,856,525)
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	314,953	753,020	(6,372,798)
Prepaid expenses	60,678	(88,364)	65,373
Other receivables	(424)	(782,594)	896,737
Inventories	(876,569)	614,938	(287,310)
Due from related companies	-	-	(2,416,180)
Increase / (decrease) in:
Trade accounts payable	238,081	(251,260)	2,114,784
Accrued expenses	(259,915)	147,934	152,277
Deferred revenues	(199,699)	1,268,418	(1,162,907)
Due to related companies	1,437,549	(2,740,172)	(244,587)
Net cash provided by operating activities	2,325,534	39,138,291	32,985,341
Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(611,106)	(36,823,327)	(37,786,324)
Net proceeds from sale of vessel	-	-	9,387,717
Net cash used in investing activities	(611,106)	(36,823,327)	(28,398,607)

(Consolidated statements of cash flows continue on the next page)

EuroDry Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

(Continued)

	2020	2021	2022
Cash flows from financing activities:
Redemption of preferred shares	-	(16,606,000)	-
Proceeds from issuance of common stock, net of commissions paid	-	9,975,312	2,685,602
Cash paid for share repurchase	-	-	(1,999,262)
Offering expenses paid	-	(219,826)	(12,427)
Preferred dividends paid	(713,552)	(1,085,902)	-
Loan arrangement fees paid	-	(760,500)	(150,000)
Proceeds from related party loan	-	6,000,000	-
Proceeds from long-term bank loans	-	70,700,000	20,000,000
Repayment of related party loan	-	(2,700,000)	-
Repayment of long-term bank loans	(5,524,000)	(42,697,000)	(17,515,000)
Net cash (used in) / provided by financing activities	(6,237,552)	22,606,084	3,008,913

Net (decrease) / increase in cash, cash equivalents and restricted cash	(4,523,124)	24,921,048	7,595,647
Cash, cash equivalents and restricted cash at beginning of year	9,129,442	4,606,318	29,527,366
Cash, cash equivalents and restricted cash at end of year	4,606,318	29,527,366	37,123,013
Cash Breakdown
Cash and cash equivalents	938,282	26,847,426	34,042,150
Restricted cash, current	1,518,036	459,940	1,195,863
Restricted cash, long term	2,150,000	2,220,000	1,885,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,606,318	29,527,366	37,123,013
Supplemental cash flow information Cash paid for interest	2,426,395	2,147,352	3,366,221
Financing and investing activities fees:
Offering expenses accrued	-	12,427	-
Paid in-kind dividends	1,219,048	-	-
Capital expenditures included in liabilities	8,194	28,334	44,309
Vessel sale expenses included in liabilities	-	-	15,274
Shares issued in connection with related party loan converted to equity	-	4,947,654	-

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc., Family United Navigation Co. and Ergina Shipping Ltd. which, in turn, own 45.9% of the Company’s shares as of December 31, 2022. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

The Company is engaged in the ocean transportation of dry bulk through ownership and operation of dry bulk ship-owning companies. Details of the Company’s wholly owned subsidiaries are set out below:

●

Pantelis Shipping Corp., incorporated in the Republic of Liberia on December 4, 2009, owner of the Liberian flag 74,020 DWT bulk carrier M/V “Pantelis” which was built in 2000 and acquired on July 23, 2009. The vessel was sold on October 17, 2022.

●

Eirini Shipping Ltd., incorporated in the Republic of Liberia on February 2, 2014, owner of the Liberian flag 76,466 DWT bulk carrier M/V “Eirini P” which was built in 2004 and acquired on May 26, 2014.

●

Ultra One Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, owner of Liberian flag 63,500 DWT bulk carrier M/V “Alexandros P.”. M/V “Alexandros P”, which was a new build, was delivered on January 16, 2017.

●

Kamsarmax One Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, owner of the Marshall Islands flag 82,000 DWT bulk carrier M/V “Xenia”. M/V “Xenia”, which was a new build, was delivered on February 25, 2016.

●

Kamsarmax Two Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, owner of the Marshall Islands flag 82,000 DWT bulk carrier M/V “Ekaterini”. M/V “Ekaterini”, which was a new build, was delivered on May 7, 2018.

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

●

Santa Cruz Shipowners Ltd., incorporated in the Republic of Liberia on April 6, 2022, owner of the Liberian flag 76,440 DWT bulk carrier M/V “Santa Cruz”, which was built in 2005 and acquired on April 20, 2022.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

The following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2020	2021	2022
OLAM Group	-	-	13%
Quadra Commodities S.A.	19%	27%	13%
Tongli Shipping PTE Ltd.	-	11%	12%
Ultrabulk A/S	13%	19%	11%
Amaggi Europe B.V.	-	15%	11%
A/S Klaveness Chartering	23%	-	-
Guardian Navigation Gmax LLC pool	14%	-	-

2.	Significant Accounting Policies

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

Trade accounts receivable, net

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. No allowance for doubtful accounts was recorded for any of the periods presented.

Inventories

Inventories are stated at the lower of cost and net realizable value, which is the estimated selling price less reasonably predictable costs of disposal and transportation. Inventories are valued using the FIFO (First-In First-Out) method.

Vessels

Vessels are stated at cost, which comprises the vessel contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses to prepare the vessel for her initial voyage, less accumulated depreciation and impairment, if any. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Vessels under construction are presented at cost, which includes shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the construction of the vessels, including interest costs incurred during the construction period.

Expenditures for vessel repair and maintenance are charged against income in the period incurred.

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2021 and 2022.

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2020, 2021 and 2022 the duration of the Company’s time charter contracts ranged from 27 days to 2 years. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. As of December 31, 2022, all of the Company’s time charter agreements have remaining terms ranging from less than a month to 14 months based on the minimum duration of the time charter contracts and do not include any renewal options. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

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

Both the lease component and non-lease component are earned by the passage of time. The performance obligations in a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and are recorded in “Time charter revenue” in the consolidated statements of operations. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight line basis over the charter period.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

Share repurchases

The Company records the repurchase of its common shares at cost. Until their retirement these common shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Impairment of vessels

The Company reviews its vessels held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessels. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records a charge under “Impairment loss” in the consolidated statement of operations, to the extent the vessel’s carrying value exceeds its fair market value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

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

The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates, from the third year onwards. As of December 31, 2022, there were indicators of impairment for four of the Company’s vessels. As of December 31, 2022, the Company calculated the historical average rates over a 14-year period for 2022 and takes into account complete market cycles. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract. Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company’s past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company’s data for its own vessels. Specifically, the Company’s management uses the Company’s internal budget for operating expenses escalated by 3.0% per annum and the Company’s budgeted drydocking costs, assuming a five-year special survey cycle. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company’s vessel depreciation policy. The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative uses are under consideration (i.e. sale or continuing operation of a vessel).

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) attributable to common shareholders, after the deduction of dividends paid (in cash or in-kind) to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2021 and 2022, are considered contingently returnable until the restrictions lapse and are not included in the basic earnings / (loss) per share calculation until the shares are vested.

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

Recent accounting pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848), Scope” (“ASU 2021-01”), which clarifies certain provisions in Topic 848, if elected by an entity, to apply to derivative instruments that use interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The FASB included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022—12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in this Update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The Company has not yet modified any contracts under the expedients or exceptions allowed by ASU 2020-04 or ASU 2021-01. If and when a contract modification within the scope of ASU 2020-04 occurs, it is not expected to have a material impact on our consolidated financial statements.

3.	Inventories

Inventories consisted of the following:

	December 31, 2021	December 31, 2022
Lubricants	724,044	1,057,652
Victualing	46,298	-
Bunkers	-	-
Total	770,342	1,057,652

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2021	138,802,385	(39,496,395)	99,305,990
- Depreciation for the year	-	(7,656,638)	(7,656,638)
- Vessel acquisitions and improvements	36,843,467	-	36,843,467
Balance, December 31, 2021	175,645,852	(47,153,033)	128,492,819
- Depreciation for the year	-	(10,757,177)	(10,757,177)
- Vessel acquisitions and improvements	37,802,299	-	37,802,299
- Sale of vessel	(28,079,236)	21,563,318	(6,515,918)
Balance, December 31, 2022	185,368,915	(36,346,892)	149,022,023

For the year ended December 31, 2021, the fleet was equipped with a number of smart monitoring systems for a total cost of $0.04 million. During the year ended December 31, 2022, M/V “Tasos” completed the installation of its Water Ballast Treatment system onboard for a total cost of $0.61 million. Additionally during the year ended December 31, 2022, certain of the Company’s vessels were equipped with a number of smart monitoring systems for a total cost of $0.22 million. All these installations were qualified as vessel improvements and were therefore capitalized.

On May 6, 2021, Blessed Luck Shipowners Ltd. signed a memorandum of agreement to purchase M/V “Blessed Luck”, a 76,704 DWT 2004-built drybulk carrier, for a purchase price plus costs to make the vessel available for use of $12,127,945. M/V “Blessed Luck” was delivered to the Company on May 28, 2021.

On August 16, 2021, Good Heart Shipping Ltd. signed a memorandum of agreement to purchase M/V “Good Heart”, a 62,996 DWT 2014-built drybulk carrier, for a purchase price plus costs to make the vessel available for use of $24,673,602. M/V “Good Heart” was delivered to the Company on September 22, 2021.

On January 12, 2022, Molyvos Shipping Ltd. signed a memorandum of agreement to purchase M/V “Molyvos Luck”, a 57,924 DWT 2014-built drybulk carrier, for a purchase price plus costs to make the vessel available for use of $21,214,125. M/V “Molyvos Luck” was delivered to the Company on February 11, 2022.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

4.	Vessels, net - Continued

On April 18, 2022, Santa Cruz Shipowners Ltd. signed a memorandum of agreement to purchase M/V “Santa Cruz”, a 76,440 DWT 2005-built drybulk carrier, for a purchase price plus costs to make the vessel available for use of $15,754,264. M/V “Santa Cruz” was delivered to the Company on April 20, 2022.

On September 8, 2022 Pantelis Shipping Corp. signed a memorandum of agreement to sell M/V “Pantelis” a 74,020 DWT 2000-built drybulk carrier, for an amount, net of expenses paid, of $9,372,443. M/V “Pantelis” was delivered to her new owners on October 17, 2022. The Company decided to sell this vessel to concentrate its drybulk fleet on more modern, eco-built, fuel-efficient vessels, in alignment with its overall Environmental, Social and Governance (“ESG”) strategy. The Company recorded a gain on sale of approximately $2,856,525, presented in the “Net gain on sale of vessel” line in the “Operating Expenses” section of the consolidated statement of operations for the year ended  December 31, 2022.

In light of the economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2022, the Company performed the undiscounted cash flow test for those operating vessels whose carrying values were above their respective market values and determined that the net book value of its vessels held for use was recoverable. As of  December 31, 2021, there were no indicators of impairment for any of the Company’s vessels.

As of December 31, 2022, all vessels are mortgaged as collateral under the Company’s loan agreements (see Note 7).

5.	Accrued Expenses

The accrued expenses consist of:

	December 31, 2021	December 31, 2022

Accrued payroll expenses	146,155	61,714
Accrued interest expense	244,427	500,664
Accrued general and administrative expenses	89,397	107,755
Accrued commissions	118,706	71,139
Other accrued expenses	253,757	263,447
Total	852,442	1,004,719

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions

The Managers (see Note 1) provided technical and commercial vessel management for a fixed daily fee per vessel of Euro 685 for 2020 and 2021. For the year of 2022 the vessel management fee was adjusted for inflation in the Eurozone at Euro 720(approximately $770, using the exchange rate as of December 31, 2022, which was $1.07 per euro). Vessel management fees paid to the Managers amounted to $2,018,800, $2,350,747 and $2,968,073 in 2020, 2021 and 2022, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations. An additional fixed management fee is paid to Eurobulk for the provision of management executive services. The amount of executive compensation was $1,250,000 for the year ended December 31, 2020. For the year ended December 31, 2021, the Company paid an additional special bonus of $0.46 million to the Manager’s employees, affiliated subcontractors and consultants for a total amount of executive management fees of $1.71 million. For the year ended December 31, 2022, the Company paid an additional special bonus of $0.21 million to the Manager’s employees, affiliated subcontractors and consultants for a total amount of executive management fees of $1.46 million. The executive management fee will be adjusted annually for Eurozone inflation every January 1. For the year 2023 the amount for the executive compensation, before bonuses, was increased to $1,350,000 to account for inflation. These amounts are recorded in “General and administrative expenses” in the consolidated statements of operations.

The Euroseas’ Master Management Agreement (“MMA”) with the Managers provides for an annual adjustment of the daily vessel management fee due to inflation to take effect on January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up. The MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship-owning company has signed – and each future ship owning company when a vessel is acquired will sign – with either of the Managers, a management agreement with the rate and term of these agreements set in the MMA effective at such time. Euroseas MMA provided for a 5% discount for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 (“volume discount”).

EuroDry signed new MMAs with the Managers which took effect after the completion of the Spin-off for an additional five-year term until May 30, 2023 on substantially the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. The Eurodry MMAs permanently incorporated the volume discount in the daily vessel management fee, which was set at Euro 685 per day per vessel in operation, and Euro 342.5 per day per vessel in lay-up,to be adjusted annually for inflation in the Eurozone. The daily fixed vessel management fee remained unchanged for the years ended December 31, 2020 and 2021. From January 1, 2022, the vessel fixed management fee was adjusted for inflation in the Eurozone at Euro 720(approximately $770, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in operation and Euro 360(approximately $385, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in lay-up. From January 1, 2023, the vessel fixed management fee was adjusted for inflation at Euro 775(approximately $829, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in operation and Euro 387.5(approximately $415, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in lay-up and the MMA was extended for a further five-year term until January 1, 2028.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions - Continued

The vessels M/V “Xenia”, M/V “Alexandros P.”, M/V “Tasos” and M/V “Ekaterini” are managed by Eurobulk FE, which provides technical, commercial and accounting services for the same daily vessel management fee as noted above. The remaining fleet of the Company (M/V “Eirini P.”, M/V “Good Heart”, M/V “Blessed Luck”, M/V “Starlight”, M/V “Molyvos Luck” and M/V “Santa Cruz”) is managed by Eurobulk.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the ship-owning companies by the Managers during the normal course of operations for which a right of off-set exists. As of December 31, 2021, the amount due to related companies was $244,587. As of December 31, 2022 the amount due from related companies was $2,416,180. Based on the MMA, an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of the quarter or at the end of the previous quarter to the respective Manager.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A. (“Eurochart”), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart’s services. The Company withheld, on behalf of Eurochart, nil commissions in 2020, as there were no vessel acquisitions. During 2021, the Company paid to Eurochart commissions of $365,000 for the acquisitions of M/V “Blessed Luck” and M/V “Good Heart”, which were agreed to be paid by the buyers, as per the relevant memoranda of agreement entered into with the sellers. During 2022, the Company paid to Eurochart commissions of $210,000 for the acquisition of M/V “Molyvos Luck” which is capitalized as part of the vessel cost. In  April 2022, the Company withheld the amount of $157,500 from the sellers of M/V “Santa Cruz”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessel. Commission paid by the Company to Eurochart for the sale of M/V Pantelis amounted to $96,750 in 2022, recorded in “Net gain on sale of vessel” in the consolidated statement of operations. Commissions to Eurochart for chartering services totaled $294,933, $856,334 and $932,123 in 2020, 2021 and 2022, respectively, recorded in “Commissions” in the consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $40,962 and $81,947 in 2020, $43,478 and $86,906 in 2021, and $69,205 and $138,397 in 2022, respectively.  These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans

These consist of bank loans of the ship-owning companies and are as follows:

Borrower		December 31, 2021	December 31, 2022
Kamsarmax Two Shipping Ltd.	(a)	13,250,000	11,950,000
Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	(b)	25,200,000	23,200,000
Eirini Shipping Ltd.	(c)	4,370,000	3,530,000
Light Shipping Ltd. / Good Heart Shipping Ltd.	(d)	20,900,000	17,000,000
Blessed Luck Shipowners Ltd.	(e)	7,250,000	4,750,000
Areti Shipping Ltd. / Pantelis Shipping Corp.	(f)	8,400,000	2,400,000
Molyvos Shipping Ltd. / Santa Cruz Shipowners Ltd.	(g)	-	19,025,000
		79,370,000	81,855,000
Less: Current portion		(14,140,000)	(23,040,000)
Long-term portion		65,230,000	58,815,000
Deferred charges, current portion		190,280	181,913
Deferred charges, long-term portion		527,053	454,831
Long-term bank loans, current portion net of deferred charges		13,949,720	22,858,087
Long-term bank loans, long-term portion net of deferred charges		64,702,947	58,360,169

The future annual loan repayments are as follows:

To December 31:
2023	23,040,000
2024	14,090,000
2025	5,690,000
2026	5,710,000
Thereafter	33,325,000
Total	81,855,000

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

(b)

On January 27, 2021, the Company signed a term loan facility with Eurobank S.A. for an amount of up to $26,700,000, in order to refinance the existing indebtedness of M/V “Xenia” and M/V “Alexandros P.”, amounting to $22,482,000 as of the date of refinancing, and for working capital purposes, including the partial redemption of the Company’s Series B Preferred Shares. The facility was available in two tranches. The first tranche of $13,815,000 was drawn on January 27, 2021 and the second tranche of $12,885,000 was drawn on January 29, 2021 by Kamsarmax One Shipping Ltd. and Ultra One Shipping Ltd. as the borrowers. The loan is payable in twenty-four consecutive quarterly instalments of $500,000 each, followed by a balloon payment of $14,700,000 to be paid together with the last installment in January 2027. The loan bears interest at LIBOR plus a margin of 2.75%. The loan is secured with the following: (i) first priority mortgages over M/V “Xenia” and M/V “Alexandros P.”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $300,000 for this loan.

(c)

On February 22, 2021, the Company signed a term loan facility with Sinopac Capital International (HK) Limited for an amount of up to $5,000,000, in order to refinance the existing indebtedness of M/V “Eirini P”, amounting to $3,300,000 as of the date of the refinancing, and for working capital purposes. An aggregate amount of $5,000,000 was drawn on February 24, 2021 by Eirini Shipping Ltd. as the borrower. The loan is payable in twenty consecutive quarterly instalments of $210,000 each, followed by a balloon payment of $800,000 to be paid together with the last installment in February 2026. The loan bears interest at LIBOR plus a margin of 3.60%. The loan is secured with the following: (i) first priority mortgage over M/V “Eirini P”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $100,000 for this loan.

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans - Continued

(d)

On September 30, 2021, the Company signed a term loan facility with the National Bank of Greece S.A. (“NBG”) and a loan of $22,000,000 was drawn by Light Shipping Ltd. and Good Heart Shipping Ltd. in order to refinance the existing indebtedness of M/V “Starlight”, amounting to $8,700,000 as of the date of the refinancing, and to post-delivery finance part of the acquisition cost of M/V “Good Heart”. The loan is payable in twenty four consecutive quarterly instalments, comprising four installments of $1,100,000 and eight installments of $600,000, followed by an interim balloon payment of $2,400,000 payable together with the 12th installment, then four installments of $200,000, six installments of $150,000 and two last installments of $100,000, followed by a balloon payment of $8,500,000 to be paid together with the last installment in September 2027. The loan bears interest at LIBOR plus a margin of 2.75%. The loan is secured with the following: (i) first priority mortgages over M/V “Starlight” and M/V “Good Heart”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $176,000 for this loan.

(e)

On August 12, 2021, the Company signed a term loan facility with Piraeus Bank S.A. and drew a loan of $8,000,000 for Blessed Luck Shipowners Ltd., in order to post-delivery finance part of the acquisition cost of M/V “Blessed Luck”. The loan is payable in twelve consecutive quarterly instalments, the first four in the amount of $750,000 each and the next eight in the amount of $250,000 each, followed by a balloon payment of $3,000,000 to be paid together with the last installment in August 2024. The loan bears interest at LIBOR plus a margin of 2.70%. The loan is secured with the following: (i) first priority mortgage over M/V “Blessed Luck”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $72,000 for this loan.

(f)

On October 6, 2021, the Company signed a term loan facility with Chailease International Financial Services (Singapore) PTE. LTD. and on October 14, 2021 a loan of $9,000,000 was drawn by Areti Shipping Ltd. and Pantelis Shipping Ltd. in order to refinance the existing indebtedness of M/V “Tasos” and M/V “Pantelis”. The loan is payable in thirty-six consecutive monthly instalments, the first eighteen in the amount of $300,000 and the next eighteen in the amount of $200,000 each. The loan bears interest at LIBOR plus a margin of 3.50%. In October 2022, the Company sold M/V “Pantelis” used as a collateral to the loan. The amount of $2,850,000 was prepaid and the vessel was released from its mortgage. Following the above prepayment, the monthly principal installments were reduced to $150,000 until April 2023, followed by eighteen monthly instalments of $100,000 each. The loan is secured with the following: (i) first priority mortgage over M/V “Tasos”, (ii) first assignment of earnings and insurance of M/V “Tasos” and (iii) other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $112,500 for this loan.

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans - Continued

(g)

On September 30, 2022, the Company signed a term loan facility with Piraeus Bank S.A. and a loan of $20,000,000 was drawn by Molyvos Shipping Ltd. and Santa Cruz Shipowners Ltd. in order to post-delivery finance part of the acquisition cost of M/V “Molyvos Luck and M/V “Santa Cruz”. The loan is payable in twenty consecutive quarterly installments, the first four instalments in the amount of $975,000 each and the next sixteen in the amount of $525,000 each, followed by a balloon instalment of $7,700,000, payable together with the last instalment. The loan bears interest at term Secured Overnight Financing Rate (“term SOFR”) plus credit adjustment spread plus a margin of 2.25%. The loan is secured with the following: (i) first priority mortgages over M/V “Molyvos Luck” and M/V “Santa Cruz”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $150,000 for this loan.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $2,679,940 and $3,080,863 as of December 31, 2021 and 2022, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2022, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2020, 2021 and 2022 amounted to $2,191,294, $2,040,694 and $3,622,458, respectively. No interest was capitalized for the years ended December 31, 2020, 2021 and 2022.

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

8.	Income Taxes

The Company is in the business of international shipping and is not subject to a material amount of income taxes. The Company is subjected to tonnage taxes in certain jurisdictions as described below and includes these taxes under “Vessel Operating Expenses” in the consolidated statements of operations.

Under the laws of the countries of the shipowning companies’ incorporation and/or vessels’ registration, the shipowning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes. In addition, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf of the Company.

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

For the taxable years 2020 and 2021 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income. For the taxable year 2022, the Company believes that it was subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2022 taxable year because the nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year.

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

As of December 31, 2022, future gross minimum revenues under non-cancellable time charter agreements total $10.3 million. The amount of $9.6 million is due in the year ending December 31, 2023 and another $0.7 million due in the year ending December 31, 2024. Future gross minimum revenues also include revenues deriving from an index linked charter agreement using the index rate at the commencement date of the agreement, in compliance with ASC 842. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for normal periodic maintenance of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

EuroDry Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

10.	Stock Incentive Plan

In May 2018, the Company’s Board of Directors approved an equity incentive plan (the “May 2018 Plan”). The May 2018 Plan will be administered by the Company’s Board of Directors which can make awards totaling in aggregate up to 150,000 shares over five years after the May 2018 Plan’s adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) to the Company and its subsidiaries and affiliates (collectively, “key persons”) will be eligible to receive awards under the equity incentive plan.  Awards may be made under the May 2018 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the May 2018 Plan are noted below.

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

On November 5, 2020 an award of 44,900 non-vested restricted shares, was made to 15 key persons of which 50% vested on November 16, 2021 and the remaining 50% vested on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 17,800 shares were awarded to employees of Eurobulk.

On November 19, 2021 an award of 49,650 non-vested restricted shares, was made to 21 key persons of which 50% vested on July 1, 2022 and the remaining 50% will vest on July 1, 2023; awards to officers and directors amounted to 27,700 shares and the remaining 21,950 shares were awarded to employees of Eurobulk.

On November 3, 2022 an award of 58,600 non-vested restricted shares, was made to 30 key persons of which 50% will vest on November 16, 2023 and the remaining 50% will vest on November 15, 2024; awards to officers and directors amounted to 29,600 shares and the remaining 29,000 shares were awarded to employees of Eurobulk.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

10.	Stock Incentive Plan – Continued

The compensation cost that has been charged against income for awards was $245,922, $230,644 and $788,725, for the years ended December 31, 2020, 2021 and 2022, respectively, and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company’s non-vested shares as of December 31, 2020, 2021 and 2022, and the movement during the years ended December 31, 2020, 2021 and 2022, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2020	37,255	8.81
Granted	44,900	4.3
Vested	(24,096)	9.11
Forfeited	(1,314)	9.36
Non-vested on December 31, 2020	56,745	5.1

Non-vested on January 1, 2021	56,745	5.1
Granted	49,650	20.81
Vested	(34,295)	5.62
Non-vested on December 31, 2021	72,100	15.67

Non-vested on January 1, 2022	72,100	15.67
Granted	58,600	13.95
Vested	(47,750)	14.48
Non-vested on December 31, 2022	82,950	15.14

As of December 31, 2022, there was $1,072,919 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the May 2018 Plan and is expected to be recognized over a weighted-average period of 0.863 years. The total fair value at grant-date of shares granted during the years ended December 31, 2020, 2021 and 2022 was $193,070, $1,033,217 and $817,470, respectively.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

11.	(Loss) / Earnings per Share

Basic and diluted (loss) / earnings per common share are computed as follows:

	2020	2021	2022
Income:
Net (loss) / income	(5,877,861)	31,153,821	33,542,671
Dividends to Series B preferred shares	(1,573,874)	(1,085,902)	-
Preferred deemed dividend	-	(665,287)	-
Net (loss) / income attributable to common shareholders	(7,451,735)	29,402,632	33,542,671
Weighted average common shares – outstanding, basic	2,275,062	2,528,507	2,876,320
Basic (loss) / earnings per share	(3.28)	11.63	11.66

Effect of dilutive securities:
Dilutive effect of non-vested shares	-	20,443	13,671
Weighted average common shares – outstanding, diluted	2,275,062	2,548,950	2,889,991
Diluted (loss) / earnings per share	(3.28)	11.54	11.61

For the year ended December 31, 2020, during which the Company incurred losses, the effect of 56,745 non-vested stock awards and of 16,606 Series B Preferred Shares, respectively, was anti-dilutive. The number of dilutive securities was nil in 2020. Hence for the year ended December 31, 2020, “Basic loss per share” equals “Diluted loss per share.” For the years ended December 31, 2021 and 2022 the denominator of the diluted earnings per share calculation includes 20,443 and 13,671 common shares, being the number of incremental shares assumed issued under the treasury stock method.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

12.	Voyage Expenses, net and Vessel Operating Expenses

These consist of:

	Year ended December 31,
	2020	2021	2022
Voyage expenses, net
Port charges and canal dues	205,880	209,405	478,205
Bunkers consumption (including gain on bunkers)	79,252	(965,403)	(2,503,325)
Total	285,132	(755,998)	(2,025,120)

Vessel operating expenses
Crew wages and related costs	6,744,095	8,046,730	10,906,231
Insurance	1,085,663	1,300,050	1,895,004
Repairs and maintenance	352,890	397,551	640,672
Lubricants	696,297	866,772	1,195,526
Spares and consumable stores	2,040,039	2,055,920	3,367,528
Professional and legal fees	273,958	369,758	498,687
Other	410,472	528,311	830,250
Total	11,603,414	13,565,092	19,333,898

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

13.	Derivative Financial Instruments

Interest rate swaps

Effective August 8, 2017, Euroseas Ltd. entered into a five year interest rate swap with HSBC Bank Plc. (“HSBC”) for a notional amount of $5.0 million, in order to manage interest costs and the risk associated with changing interest rates of the loans associated with M/V “Eirini P.”, M/V “Tasos” and M/V “Pantelis”, which therefore was allocated to the Company. Under the terms of the swap, HSBC makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays an adjustable rate averaging 1.93% (more specifically, the Company paid the fixed rate of 1.40% until August 8, 2018, then 1.75% until August 8, 2019, then 1.85% until August 8, 2020 and then 2.32% until August 8, 2022) based on the notional amount. The swap agreement was novated to the Company on May 30, 2018.

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

On June 17, 2022, the Company entered into an interest rate swap with NBG for a notional amount of $10.0 million, with inception date on January 3, 2023 and maturity date on January 3, 2028. Under this contract, NBG makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 3.189% based on the notional amount.

The interest rate swaps did not qualify for hedge accounting as of December 31, 2021 and 2022.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

13.	Derivative Financial Instruments –Continued

Freight Forward Agreements (“FFA”)

In 2020 the Company entered into five FFA contracts on the Baltic Panamax Index (“BPI”) (a contract for the three months of the third quarter of 2020, totaling 90 days at an average TCE rate of $9,800, a contract for the three months of the third quarter of 2020, totaling 90 days at an average TCE rate of $12,000 per day, a contract for the three months of the fourth quarter of 2020, totaling 90 days at an average TCE rate of $10,200 per day, a contract for the three months of the fourth quarter of 2020, totaling 90 days at an average TCE rate of $12,000 per day and a contract for 10 days per month for the first quarter of 2021, totaling 30 days at an average TCE rate of $9,500 per day).

In the first quarter of 2021 the Company entered into four FFA contracts on the BPI (a contract for the first three calendar months of 2021, totaling 30 days at an average TCE rate of $10,650, a contract for the first three calendar months of 2021, totaling 30 days at an average TCE rate of $11,050, a contract for the first three calendar months of 2021, totaling 30 days at an average TCE rate of $12,500 and a contract for the last three quarters of 2021, totaling 270 days at an average rate of $12,550). In the fourth quarter of 2021 the Company entered into an additional FFA contract on the BPI for the first three calendar months of 2022, totaling 90 days at an average rate of $31,350, which was closed in December 2021.

In the second quarter of 2022 the Company entered into an FFA contract on the BPI (a contract for the July, August and September of 2022, totaling 90 days at an average TCE rate of $28,175). In the fourth quarter of 2022 the Company entered into an FFA contract on the BPI for the first three calendar months of 2023, totaling 90 days at an average rate of $12,000.

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

The FFA contracts did not qualify for hedge accounting. The Company follows guidance relating to “Fair value measurements” to calculate the fair value of the FFA contracts (see Note 15).

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

13.	Derivative Financial Instruments – Continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2021	December 31, 2022
Interest rate swap contracts	Current assets - Derivatives	-	1,396,568
FFA contract	Current assets - Derivatives	-	40,830
Interest rate swap contracts	Long-term assets – Derivatives	210,113	705,970
Total derivative assets		210,113	2,143,368
Interest rate swap contracts	Current liabilities – Derivatives	289,430	-
Total derivative liabilities		289,430	-

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
Interest rate swap contracts– Unrealized (loss) / gain	(Loss) / gain on derivatives, net	(411,849)	636,705	2,181,855
Interest rate swap contracts - Realized loss	(Loss) / gain on derivatives, net	(128,556)	(301,905)	(137,915)
FFA contracts – Unrealized (loss) / gain	(Loss) / gain on derivatives, net	(134,010)	134,010	40,830
FFA contracts– Realized (loss)/gain	(Loss) / gain on derivatives, net	(115,944)	(4,234,429)	1,104,840
Total (loss) / gain on derivatives, net		(790,359)	(3,765,619)	3,189,610

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

14.	Preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2020	15,387	14,602,098	119,567	14,721,665
Dividends declared	1,219	-	1,219,048	1,219,048
Balance, December 31, 2020	16,606	14,602,098	1,338,615	15,940,713
Redemption of Preferred shares	(16,606)	(15,267,385)	(1,338,615)	(16,606,000)
Preferred deemed dividend	-	665,287	-	665,287
Balance, December 31, 2021 and 2022	-	-	-	-

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

Subject to certain ownership thresholds, holders of EuroDry Series B Preferred Shares had the right to appoint one director to the Company's board of directors and TCP also had consent rights over certain corporate actions. In addition, the holders of EuroDry Series B Preferred Shares would vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each EuroDry Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such EuroDry Series B Preferred Share would be convertible on the applicable record date.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

15.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, derivatives and amount due from related companies. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable and accrued expenses.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals, the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 13 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of the derivative under "(Loss) / gain on derivatives, net" in the consolidated statements of operations. As of December 31, 2022, the Company had four open interest rate swap contracts for a notional amount of $35.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable as the Company in most cases gets paid in advance. The Company  may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

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

The fair value of the Company’s in FFA contracts is determined based on quoted prices from the applicable exchanges and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

15.	Financial Instruments - Continued

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2022
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	$1,396,568	-	$1,396,568	-
Interest rate swap contracts, long term portion	$705,970	-	$705,970	-
FFA contract, current portion	$40,830	$40,830

	Fair Value Measurement as of December 31, 2021
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, long term portion	$210,113	-	$210,113	-
Liabilities
Interest rate swap contracts, current portion	$289,430	-	$289,430	-

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash, trade accounts payable, accrued expenses and amount due from related companies approximate their individual carrying amounts as of December 31, 2021 and 2022, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of December 31, 2022, due to the variable interest rate nature thereof. LIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR or SOFR.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

16.	Common stock

During the year ended  December 31, 2020, the Company issued 44,900 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plan (Note 10).

During the year ended December 31, 2021, following the Company’s prospectus supplement filed with the SEC on  June 10, 2021, as further supplemented by the prospectus dated  October 12, 2021, the Company issued and sold at-the-market (ATM) 341,017 shares of common stock for gross proceeds net of commissions of $9.98 million.

On  June 4, 2021, the Company received notice from Ergina, which had provided EuroDry with a loan of $6.0 million in  May 2021, whereby Ergina exercised its right to convert part of the outstanding balance of the loan of $3.3 million into common shares of the Company as per the terms of the loan. As a result, the Company issued 180,308 common shares to Ergina. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan (see Note 6).

During the year ended  December 31, 2021, the Company issued 49,650 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plan (Note 10).

During the year ended December 31, 2022, following the Company’s prospectus supplement filed with the SEC on  June 10, 2021, as further supplemented by the prospectus dated  October 12, 2021, the Company issued and sold at-the-market (ATM) 65,130 shares of common stock for gross proceeds net of commissions of $2.69 million.

On August 8, 2022, the Company announced that its Board of Directors has approved a share repurchase program for up to a total of $10 million of the Company's common stock. The Board will review the program after a period of 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and  may be suspended or reinstated at any time at the Company's discretion and without notice. During the year ended December 31, 2022, the Company under its share repurchase program repurchased and cancelled 140,301 common shares, in open market transactions, for an aggregate consideration of approximately $2.0 million.

During the year ended  December 31, 2022, the Company issued 58,600 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plan (Note 10).

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

17.	Subsequent events

(a)

Share repurchase program: During January, February and March 2023, the Company under its share repurchase program, repurchased 58,430 shares of common stock for an amount net of expenses paid of $1.0 million.

(b)

Loan repayment: On March 3, 2023, the Company repaid in full the outstanding amount of $11.63 million of the loan of Kamsarmax Two Shipping Ltd. with HSBC and M/V “Ekaterini” was released from its mortgage.

(c)

Loan facility: On March 30, 2023, the Company signed a term sheet with a major commercial banking institution for a loan up to the lesser of $14.0 million or up to 52.5% of the market value of M/V “Ekaterini” mortgaging as collateral the aforementioned vessel. The drawdown will take place in April 2023 and is subject to customary definitive documentation. The loan will be payable in sixteen consecutive quarterly instalments in the amount of $240,000, with a $10,160,000 balloon payment to be made together with the last installment. The interest rate margin is 2.50% over SOFR. The loan will be secured with (i) first priority mortgage over M/V "Ekaterini", (ii) first assignment of earnings and insurance of M/V "Ekaterini" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(d)

SWAP contracts liquidation: On March 30, 2023, the Company terminated early three interest swap contracts that had entered into with HSBC. The notional amount of the contracts terminated early was $25 million in total. The Company recognized a gain of approximately $1.6 million from the liquidation of these contracts.