Form 20-F
period 2023-12-31
EuroDry Ltd.
filed 2024-04-24
CIK 1731388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

FORM 20-F

_________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report Commission file number 001-38502

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
2,832,417 common shares, $0.01 par value

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

Large accelerated filer	Accelerated filer	Non-accelerated filer
☐	☐	☒

Emerging growth company
☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☐ No

FORWARD-LOOKING STATEMENTS

EuroDry Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

●	our future operating or financial results;

●	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

●	drybulk industry trends, including charter rates and factors affecting vessel supply and demand;

●	fluctuations in our stock price as a result of volatility in securities markets;

●	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;

●	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

●	fluctuations in currencies, interest rates and foreign exchange rates;

●	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

●	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

●	our expectations relating to dividend payments and our ability to make such payments;

●

our ability to leverage to our advantage the relationships and reputations of Eurobulk Ltd. (“Eurobulk”) and Eurobulk (Far East) Ltd. Inc. (“Eurobulk FE”), our affiliated ship management companies (each a “Manager” and together, the “Managers”), in the drybulk shipping industry;

●	changes in seaborne and other transportation patterns;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	potential liability from future litigation;

●	global and regional political conditions;

●	acts of terrorism and other hostilities, including piracy, the war between Russia and Ukraine, the war between Israel and Hamas and the trade disruption in the Red Sea region;

●	the severity and duration of natural disasters or public health emergencies on our business and operations and any related remediation measures on our performance and business prospects; and

●	other factors discussed in the section titled “Risk Factors.”

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

Risk Factors Summary

●	The uncertainties in global and regional demand for dry bulk trade;

●	The volatile drybulk shipping market and difficulty finding profitable charters for our vessels;

●	Fluctuations in our stock price as a result of volatility in securities markets;

●	The impact of the COVID-19 pandemic and resulting disruptions to the Company and the international shipping industry could negatively affect our business, results of operations or financial condition;

●	Our ability to comply with various financial and collateral covenants in our credit facilities;

●	Uncertainties related to the market value of our vessels;

●	Uncertainties related to the supply and demand of drybulk vessels;

●	The impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG policies;

●	Disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

●

Disruptions in global financial markets relating to terrorist attacks or geopolitical risk and the ongoing conflict between Russia and Ukraine, the war between Israel and Hamas and trade disruption in the Red Sea region;

●	Uncertainties related to conducting business in China;

●	Our dependence on a limited number of customers;

●	Our ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

●	Uncertainties related to our counterparties’ ability to meet their obligations, which could adversely affect our business;

●	Our ability to obtain additional debt financing for future acquisitions of vessels or to refinance our existing debt;

●	Uncertainties related to availability of new or secondhand vessels to acquire;

●	Uncertainties related to the price of fuel, and our reliance on suppliers;

●	Our ability to attract and retain qualified, skilled crew at reasonable cost;

●	A potential increase in operating costs associated with the aging of our fleet;

●	Our ability to leverage to our advantage our Managers’ relationships and reputation within the drybulk shipping industry;

●	Our ability to hedge against fluctuations in exchange rates and interest rates;

●	Conversion of our London Interbank Offered Rate, (“LIBOR”) based borrowings to alternative reference rates, such as the Secured Overnight Financing Rate (“SOFR”);

●

The expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

●	The expected cost of, and our ability to comply with, changing environmental and operational safety laws;

●	Potential cyber-attacks which may disrupt our business operations;

●	Potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;

●	Potential conflicts of interest between us, our principal officers and our Managers;

●	Uncertainties related to compliance with sanctions and embargo laws;

●	Uncertainties in the interpretation of corporate law in the Marshall Islands;

●	Uncertainties over our ability to pay dividends;

●	The expected costs associated with complying with public company regulations; and

●	The effect of any future issuance of preferred stock on the voting power of our shareholders.

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

Over the period 2019 to 2023, the BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) fluctuated around 1,353 points on average in 2019, an average of 1,066 points in 2020, an average of 2,943 points in 2021, an average of 1,933 points in 2022 and an average of 1,378 in 2023. The industry is cyclical in nature due to seasonal fluctuations, market adjustments in supply of and demand for drybulk vessels and trade disruptions. The market could experience a downturn in case of a new wave of COVID-19, or as a result of the war between Russia and Ukraine, the war between Israel and Hamas and the Red Sea trade disruption, or for a number of other reasons. For example, in 2008, the BDI had reached an all-time high of 11,793 points, while in 2016, it had reached an all-time low of 290 points. 2021 was a very strong year for the dry bulk market compared to the last decade, as the COVID-19 pandemic, low orderbook and high demand for drybulk trade created a more favorable market environment. In March 2021, the BDI stood at 2,046 points, which skyrocketed to 5,650 points in October 2021 before dropping again to 2,217 by the end of the year, due to higher energy prices and reduced demand for iron ore from China. After a 176% annual increase in 2021, the BDI fell by 34% in 2022, being the largest drop since the end of the previous cycle in 2015 when it also fell 35%. The drybulk shipping market faced significant headwinds in 2022 on the back of geopolitical uncertainties, China’s zero-COVID containment policy and a weaker global economic outlook. The BDI fluctuated from a low of 965 points to a high of 3,369 points, before closing the year at 1,515 points. 2023 started on a weaker note, with seasonal trends intensifying wider demand and economic headwinds, impacts on consumer act and reduced port congestion. The average BDI in March stood at 1,410 points and continued to drop due to reduced fleet inefficiencies, persistent demand challenges in key regions and the accumulation of fleet growth in recent years. The BDI started increasing again in the fall of 2023, predominantly due to increased demand in coal. Towards the end of the year, primarily due to the effects of constraints on vessel transits imposed by climate-related reasons through the Panama Canal and reduced traffic through the Suez Canal due to hostilities in the region, resulting in longer voyages for some shipments, the BDI index started rising, reaching 2,538 points by December 2023. Since then, the index gave up most of its gains until February 2024, standing at around 1,600 points, but rose significantly in March 2024, standing at around 2,200 points.

The continued volatility in dry bulk charter rates is mostly due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries. The COVID-19 pandemic resulted in disruptions to industrial production and supply chains across the world, which caused uncertainty in the short-term outlook for the sector. However, these disruptions came to be positive for dry bulk shipping. Disruptions in world-trade continue since the outbreak of COVID-19, primarily due to geopolitical conflicts, as well as climate-related issues. More recently, events in the Red Sea have reduced transits in the area, as shipments are diverted via longer routes, while restrictions have been imposed in the Panama Canal as well. There is no certainty that the dry bulk charter market will experience further recovery over the next months and the market could decline from its current level, especially as the war between Ukraine and Russia continues and energy prices continue to climb, which may reduce economic growth.

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
●

global and regional economic and political conditions, including armed conflicts and terrorist activities, such as the ongoing war between Russia and Ukraine, the war between Israel and Hamas and trade disruption in the Red Sea region;

●	epidemics or pandemics, such as the outbreak of COVID-19 originating in China in 2020;
●	embargoes and strikes;
●	the location of regional and global exploration, production and manufacturing facilities;
●	availability of credit to finance international trade;
●	the location of consuming regions for energy resources and commodities;
●	the distance drybulk commodities are to be moved by sea;
●	environmental and other regulatory developments;
●	currency exchange rates;
●	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk commodities;
●	sanctions, embargoes, import and export restrictions, including those arising as a result of the war between Russia and Ukraine and the war between Israel and Hamas;
●	changes in seaborne and other transportation patterns; and
●	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

●	the number of newbuilding orders and deliveries including slippage in deliveries;
●	the scrapping rate of older vessels;
●	the price of steel and other materials;
●	port and canal congestion;
●	changes in environmental and other regulations that may limit the useful life of vessels;
●	the price of fuel;

●	vessel casualties;
●	the number of vessels that are out of service; and
●	changes in global commodity production.

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

In addition, we periodically re-evaluate the carrying amount and period over which vessels are depreciated to determine if events have occurred that would require modification to such assets’ carrying values or their useful lives. A determination that a vessel's estimated remaining useful life or recoverable value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders' equity.

Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement, which, in turn, might restrict our cash and affect our liquidity. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a minimum equity ratio requirement and a maximum fleet leverage covenant that are based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. If the assessed market value of our vessels declines below certain thresholds, we may violate these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. Furthermore, we may enter into future loans, which may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, minimum fair net worth covenants.

An over-supply of drybulk carrier capacity relative to the demand for it may lead to reductions in charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends in the future.

The market supply of drybulk carriers has been volatile in the last few years. Although the number of drybulk vessels on order is at a historically low level, it can quickly increase if multiple orders by industry participants and outside investors are placed. Expressed as percentage of the fleet, the drybulk orderbook reached a historically high level of more than 80% in November 2008 from a level of 25% of the fleet two years before. When the majority of the orderbook was delivered following the financial crisis of 2008, the resulting oversupply negatively affected the market charter rates. Ordering sprees of lesser magnitude occurred also in 2014 and 2018, with the orderbook to fleet ratio reaching 25% and 12%, respectively. In 2019 scrapping rates increased by about 76% to 7.8 million dwt, followed by a precipitous 95% increase year on year to 15.3 million dwt in 2020 as a result of lower charter rates. In 2021, scrapping dropped by 66% year on year to 5.19 million dwt, as the market improved. Scrapping rates remained steady through to 2023. In 2020, fleet growth stood at 4% year on year, with a slight decline in 2021 to 3.8%. In 2022 fleet growth declined to 2.9%. In 2023 the fleet grew by 3.1%, and according to industry sources, fleet growth is expected to decline even further in 2024 (2.9%) and 2025 (2.3%) year on year. In general, if the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. As of March 31, 2024, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 1,009.07 million dwt with another 89.55 million dwt, or about 8.87% of the present fleet capacity, on order. Despite the orderbook being at historically low levels, a sudden drop in demand for dry bulk commodity products may have a negative impact on charter rates.

If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Charter rates reached profitable levels during most of 2018 but remained volatile and fluctuated significantly during the year, which continued into 2019 and most of 2020. Despite this volatility, we were able to secure short and long-term time charters for our vessels throughout 2020 and 2021. In 2021, even though market conditions remained somewhat volatile, demand for dry bulk commodities increased. Throughout 2021 almost half of our fleet was employed under index linked charters that are open to market conditions, while the rest were employed under much higher charter rates than the previous two years. At the beginning of 2022, four vessels were employed under index linked charters, which were later reduced to two by the end of the year, while the rest were employed under short time charters through 2023. As of March 31, 2024, two of our vessels are employed under index linked charters, while the rest of the fleet is employed under short term time charters.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

A decrease in the level of imports of raw materials and other commodities will reduce demand for our ships and, in turn, harm our business, results of operations and financial condition.

The employment of our vessels and our revenues depend on the international shipment of raw commodities primarily to China, Japan, South Korea and Europe from North and South America, India and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the COVID-19 pandemic resulted in reduced economic activity due to shutdowns, while the conflicts between Russia and Ukraine have caused more turbulence in the commodity markets. More recently, the Panama Canal drought has led to prolonged wait times, capacity constraints and increased pressure on shipping schedules. Disruption in the Red Sea has caused a decline in dry cargo ship traffic through this route, as shipping companies are forced to either suspend their voyages or reroute them on longer routes, which increases voyage time.

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

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations.

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

China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau, posting a 0.5 percentage points decline, year on year, in 2019, followed by a tremendous decline of 3.8 percentage points in 2020 due to the COVID-19 pandemic. With a global economic recovery under way in 2021, China’s GDP increased by 6.1 percent, to stand at 8.4 percentage points. The rapid spread of COVID infections in China along with its troubled property market, dampened growth significantly in 2022, expanding by a mere 3.0 percent. Nevertheless, the Chinese economy rebounded in 2023 despite an underwhelming boost following the lifting of pandemic sanctions and persistent property sector woes.  China’s GDP increased by 2.2 percentage points to stand at 5.2 percent in 2023, with a projected GDP growth of 4.6 percentage points in 2024 and a further 4.1 percent in 2025. In addition, the rise in interest rates to tame inflation and the war between Russia and Ukraine continue to impact economic activity. The United States has imposed tariffs on certain goods and may seek to implement more protectionist trade measures to protect and enhance its domestic economy. The European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. The recent trade and financial sanctions imposed on Russia have also directly impacted prices and economic activity. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Pandemics, epidemics or other infectious disease outbreaks and government responses to such outbreaks could affect our operations negatively.  For instance, COVID-19, which was initially declared a pandemic by the World Health Organization on March 11, 2020 and was declared no longer a global health emergency on May 5, 2023, negatively affected economic conditions, supply chains, labor markets, and demand for certain shipped goods both regionally and globally as a result of government efforts to combat the pandemic, including the enactment or imposition of travel bans, quarantines and other emergency public health measures.

The extent to which our business could be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is uncertain and may depend on numerous evolving factors that we cannot predict and that are outside of our control, such as the duration and severity of the infectious disease outbreak; government responses to such outbreak including travel restrictions and quarantine; the effect such an outbreak would have on the global business environment and the demand for the goods we transport; its effect on the price of fuel for our vessels; shortages or reductions of supply of essential goods, services or labor; and fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit, and governmental responses thereto.

Any prolonged shutdown in the global economy may again negatively impact the worldwide demand for drybulk cargo, as it did in the first half of 2020, adversely affect the liquidity and financial position of our charterers and may decrease employment rates for our vessels. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, but it could be material and adverse, and result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations.

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

Greece has experienced a macroeconomic downturn in previous years, from which it has been  recovering as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Eurobulk Ltd.’s (“Eurobulk,” a Manager of the Company) operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

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

Almost all of our vessels may be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.

We may become dependent on spot, short-term time charters or index linked charters in the volatile shipping markets, which may result in decreased revenues and/or profitability.

Almost all of our vessels are currently under time charters that are short term or linked to market indices (typically, those of the Baltic Exchange) which reflect the spot market. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while medium and longer term time charters provide income at pre-determined rates over more extended periods of time. By deciding to spot charter our vessels or time charter them for short periods typically equal to the length of a single voyage (voyage charters) as opposed to using medium or long term time charters (even index-linked), we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has previously affected and could again affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and pay out dividends to our shareholders could be adversely affected.

We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.

As of April 15, 2024, twelve out of thirteen of our vessels are under time charters, 11 of which are scheduled to expire during 2024 and one which is scheduled to expire during 2025. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not improve or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that as of April 15, 2024 all but one of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We will not be able to take advantage of potentially favorable opportunities in the current spot market with respect to vessels employed on time charters.

Although, as of April 15, 2024, ten of our vessels are employed under time charters with fixed charter rates with remaining terms of one to two months, based on the minimum duration of the charter contracts, while two vessels are chartered under index-linked charters, we may have more vessels under fixed rate time charters in the future. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

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

On March 6, 2024, the Securities and Exchange Commission (“SEC”) adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant's board of directors' oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations, or financial condition. Further, to facilitate investors' assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants’ Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant’s filer status and the content of the disclosure.

If we fail to adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we fail to comply with the SEC’s requirements, or if we are perceived to have failed to respond appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and incur costs related to litigation or as a failure to comply with regulatory requirements, and our business, financial condition, and/or stock price could be materially and adversely affected.

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

The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of SOLAS. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operations and for dealing with emergencies. We rely upon the safety management system that we and our technical managers have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels, Eurobulk and Eurobulk FE, our affiliated ship management companies, are ISM Code-certified, but we may not be able to maintain such certification indefinitely.

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

Regulations relating to ballast water discharge and greenhouse gas emissions from ships may adversely affect our revenues and profitability.

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

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 18, 2023, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Until the EPA publishes its final standards and the EPA issues its corresponding implementing regulations, interim requirements established through the EPA 2013 Vessel General Permit (VGP) and the United States Coast Guard (“USCG”) ballast water regulations, and any applicable state and local government requirements, continue to apply.

Marine Environment Protection Committee (MEPC 80) continued discussions of amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2030 compared to 2008, shipping companies are required to include: (i) a technical requirement to operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The Energy Efficiency Existing Ship Index (EEXI) is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

Regulations relating to low sulfur emissions that came into effect on January 1, 2020 may adversely affect our revenues and profitability.

Under maritime regulations that came into effect on January 1, 2020, ships will have to reduce sulfur emissions from 3.5% to 0.5% m/m, for which the principal solutions are the use of scrubbers or buying fuel with low sulfur content which is more expensive than standard marine fuel.  We do not currently intend to install scrubbers on our fleet. Our fuel costs and fuel inventories have increased as a result of these sulfur emission regulations, but the effect is limited by the fact that our vessels are under time charter agreements and these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand, which may have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based and are highly correlated to the price of oil. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the recent war between Russia and Ukraine, which remains ongoing as of the date of this annual report, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014, but by the first quarter of 2016 fuel prices had fallen by more than 50% and by 2018 and 2019, the price of fuel fluctuated, from a low of $42.53/bbl (for West Texas Intermediate, “WTI”) in December 2018 to $61.0/bbl in December 2019. In 2020, the COVID-19 pandemic resulted in crude oil prices hitting a major slump as oil demand drastically declined following lockdowns and travel restrictions. By April 2020, prices fell to $18.44/bbl, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. As the COVID-19 pandemic continued to spread around the world, oil prices dropped to historical lows during 2020 and closed the year at $43.52/bbl. Oil traded lower throughout the year, as rising COVID-19 infections and new strains sparked demand concerns. Prices edged slightly higher in December 2020, ranging around $48/bbl, upon rolling out of the COVID-19 vaccines, coupled by Saudi Arabia’s announcement regarding a large output reduction for February and March 2021. In February 2021, the average WTI stood at $59/bbl, the highest value since the start of the pandemic, with hopes of steady vaccination roll out and OPEC production limits having led to cautious optimism at global markets. Prices fluctuated throughout the year, with the annual average price reaching about $68/bbl; a significant increase compared to the 2020 average. Since then, we have seen a significant increase in oil prices, after Western countries imposed sanctions on Russia, raising fears of supply disruptions from one of the largest producers of oil and gas. During 2022, oil prices fluctuated significantly. Following Russia’s invasion in Ukraine and fears over low crude oil inventories, prices rose to over $130/bbl in March 2022. Prices starting waning towards the end of 2022 and the beginning of 2023, to around $80/bbl, briefly rising to around $91/bbl in September 2023, before dropping to around $72/bbl in December 2023. Oil prices remained high and well above their 10-year average of about $63/bbl (for WTI) throughout 2023. At year-end 2023, the price of WTI/bbl was $71.33 and currently stands at around $80/bbl. Prices are currently influenced by concerns over the Red Sea crisis amid an escalating conflict in the Middle East, further economic slowdown fears and central banks’ efforts to address inflation. Any increases in the price of fuel, especially if exceeding its 10-year average may adversely affect our operations, particularly if such increases are combined with lower drybulk rates.

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

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Moreover, the COVID-19 pandemic had affected the rotation of our crew members due to quarantine restrictions placed on embarking and disembarking on our vessels. Any such disruptions could impact the cost of rotating our crew. Any increase in crew costs may adversely affect our profitability, especially if such increase is combined with lower drybulk rates.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks in the United States on September 11, 2001 and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, Palestine and the Red Sea region, amongst others, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. More recently, the trade and financial sanctions imposed on Russia due to its invasion in Ukraine, have caused turbulence in the global markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers, including most recently, disruptions in the Red Sea in connection with the conflict between Israel and Hamas. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to impede trade. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provided debt to shipping companies like ours have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result, access to credit markets around the world has been reduced. The extension of Quantitative Easing (“QE”) and more recently the reversal of it, high levels of Non-Performing Loans (“NPLs”) in Europe and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.

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

Further, in July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments, require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, among other disclosures (please refer to Part II, Item 16K “Cybersecurity”).

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

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on Secured Overnight Financing Rate (“SOFR”). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2023, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $10.0 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets. To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, the effective portion of changes in the fair value of our derivative contracts would be recognized in “Accumulated Other Comprehensive Income/(Loss)” affecting our retained earnings, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

We intend to grow our business by ordering newbuild vessels and through selective acquisitions of high-quality secondhand vessels to the extent that they are available. Our future growth will primarily depend on:

•	the operations of the shipyards that build any newbuild vessels we may order;

•	the availability of employment for our vessels;

•	locating and identifying suitable high-quality secondhand vessels;

•	obtaining newbuild contracts at acceptable prices;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers;

•	continuing to meet technical and safety performance standards; and

•	managing joint ventures, partnerships or significant acquisitions and integrating the new ships into our fleet.

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

As of March 31, 2024, Friends Dry Investment Company Inc., or Friends Dry, our largest shareholder and an affiliate of the Company, partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owns approximately 31% of the outstanding shares of our common stock and unvested incentive award shares, representing 31% of total voting power. As a result of this share ownership and for as long as Friends Dry owns a significant percentage of our outstanding common stock, Friends Dry will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions.

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

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. All our corporate officers hold similar positions with Euroseas Ltd. (“Euroseas”), a publicly listed company from which EuroDry was spun-off in May 2018, and our CEO is also President of Eurobulk and involved in the management of other affiliates and member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.

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

In order to fund our future capital expenditures, we may be required to incur additional borrowing or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2023, we had total bank debt of $104.8 million. Our debt repayment schedule as of December 31, 2023 requires us to repay $18.1 million of debt during 2024 and $9.7 million of debt during 2025. As of March 31, 2024, we repaid $3.3 million of our total debt, which resulted in outstanding debt of $101.5 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

As we expand our business, our Managers may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.

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

We may have difficulty properly managing our planned growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

We intend to grow our business through selective acquisitions of secondhand vessels or ordering newbuilding vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels and successfully supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

The delivery of any drybulk vessels we might decide to acquire, whether newbuildings or secondhand vessels, could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, substantial damage to a vessel prior to delivery or construction not in accordance with agreed upon specification or with substantial defects. A delay in the delivery to us of any purchased vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 31, 2024, the vessels in our fleet had an average age of approximately 13.1 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of March 31, 2024, five of our vessels are over 18 years of age.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 31, 2024, the vessels in our fleet had an average age of approximately 13.1 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

We enter into, among other things, charter-party agreements. When we enter into a time charter, charter rates under that charter may be fixed for the term of the charter. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. If the spot charter rates or short-term time charter rates in the drybulk shipping industry remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts, especially when the contracted charter rates are significantly above market levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased charter rate levels. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide had generally decreased since 2013, in 2023, the number of piracy acts slightly increased compared to 2022. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.

If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including the employment of onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

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

Although none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargo laws during 2023, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, vessels in our fleet may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent in violation of applicable sanctions laws. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

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

Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and February 5, 2023 with respect to the maritime transport of other petroleum products. Due to their nature, the Company’s vessels do not transport any crude oil or petroleum products. Although these sanctions do not presently apply to the maritime transport of dry bulk cargoes transported by our vessels, the expansion of such sanctions could adversely affect our business.

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

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts or from entering into pooling arrangements under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf. Under time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. As of March 31, 2024, none of our vessels have called on ports at the aforementioned Sanctioned Jurisdictions in the past or are arranged to call on such ports in the future in violation of applicable sanctions laws. The vessels’ shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Sanctioned Jurisdictions, such as Iran, North Korea, Crimea Region of Ukraine, Syria or Cuba, or entities that these countries control.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited, which could affect our ability to pay the wages of any crew members or consultants who hold such accounts.

As a result of sanctions arising from the Russian invasion of Ukraine, our ability to make payments to accounts at certain Russian banks may be limited. Currently our vessels have only a small number of Ukrainian crew members. Although wage payments have not been affected by this issue as of March 31, 2024, continuing or additional sanctions may affect our ability to pay the wages of any crew members or consultants who hold such accounts, which could adversely impact our operations.

We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, and on a number of occasions in other countries following that, as well as continuing or new unrest and hostilities in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, Gaza and elsewhere in the world, may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

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

We generate all our revenues in U.S. dollars, but we incurred approximately 19% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 4% in 2023 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements (“FFAs”). FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows. As of December 31, 2023, the Company has entered into one interest rate swap and has three FFA agreements. See "Note 13 – Derivative Financial Instruments” under the “Consolidated Financial Statements” (beginning on page F-44).

We are exposed to volatility in SOFR, and have entered into and may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. Volatility in SOFR could affect our profitability, earnings and cash flow.

Our indebtedness accrues interest based on SOFR, which is volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, ceased all other U.S. Dollar LIBOR tenors on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new debt agreements we entered into did not use LIBOR as an interest rate, and we transitioned our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023. In response to the anticipated discontinuation of LIBOR, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, selected an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets and the one we have used following the transition away from LIBOR. The impact of such a transition from LIBOR to SOFR was not significant for us. In light of the transition we added fallback language to existing debt tied to LIBOR and in some cases agreed to pricing adjustments in our credit agreements. In particular, in certain cases the fallback language provided for the implementation of the so called “hardwire approach” where even the pricing adjustment (the Credit Adjustment Spread or “CAS”) was agreed to in advance, and in other cases the fallback language provided for a negotiation framework and timing in advance of the expected transition. All our loan agreements that previously accrued under LIBOR have been amended accordingly. As of December 31, 2023, our obligations under our credit facilities which accrue interest based on SOFR amounted to $104.8 million.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2023, approximately 52% of our revenues were derived from our top five charterers. During 2022 and 2021, approximately 60% and 77% of our revenues were derived from our top five charterers, respectively. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

As a Marshall Islands corporation and with some of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

We are a Marshall Islands corporation and some of our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. Effective October 23, 2023 the Marshall Islands has been designated as a cooperating jurisdiction for tax purposes. If the Marshall Islands is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2023 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $17.96 per share on March 9, 2023, $13.65 per share on June 13, 2023 and $20.0 per share on December 1, 2023. In addition, on December 5, 2023, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $18.07 per share and a high of $19.67 per share without any discernable announcements or developments by the Company or third parties to substantiate the movement of our stock price.

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

The international drybulk shipping industry has been highly unpredictable.  In addition, the stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. In addition, the COVID-19 pandemic and geopolitical tensions have caused broad stock market and industry fluctuations. These broad market fluctuations may adversely affect the trading price of our common stock.  As a result of this volatility, our shares may trade at prices lower than you originally paid for such shares and you may incur substantial losses on your investment in our common stock.

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

On October 10, 2023, the Company filed a prospectus supplement with the SEC and Company signed an equity distribution agreement with Alliance Global Partners (A.G.P.) in connection with the Company’s at-the-market offering program. Under this agreement the Company proposes to issue and sell through A.G.P. (as a sales agent) common shares, par value $0.01 per share, of the Company having an aggregate offering price up to $6,680,000. The shares consist entirely of authorized but unissued common shares to be issued and sold by the Company.

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our Board of Directors approved the issuance of 19,042 shares of our Series B Preferred Shares at the Spin-off date and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium. As of December 31, 2023 we have no outstanding Series B Preferred Shares.

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

EuroDry Ltd. is a Marshall Islands company incorporated under the BCA on January 8, 2018. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of March 31, 2024, our fleet consisted of 13 drybulk carriers (comprising five Panamax drybulk carriers, two Kamsarmax, five Ultramax drybulk carriers and one Supramax drybulk carrier), all of which are in operation. The total cargo carrying capacity of our 13 drybulk carriers is 918,502 dwt.

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

Our fleet consists of drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. Please see information in the section "Our Fleet", below. During 2021, 2022 and 2023, we had a fleet utilization of 99.5%, 99.1% and 97.9% respectively, and an average number of vessels of 7.9, 10.4 and 10.6 respectively, our vessels achieved daily time charter equivalent rates of $24,222, $21,304 and $12,528 respectively, and we generated time and voyage charter revenues of $68.51 million, $74.57 million and $50.43 million respectively.

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

Our Fleet

Currently, the profile and deployment of our fleet are the following:

Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Drybulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC (**) index
XENIA	Kamsarmax	82,000	2016	TC until May-24	$15,000
ALEXANDROS P	Ultramax	63,500	2017	TC until Apr-24	$16,500
CHRISTOS K***	Ultramax	63,197	2015	TC until May-24	On Ballast voyage. $22,000 plus Gross Ballast Bonus of $220,000
YANNIS PITTAS	Ultramax	63,177	2014	TC until May-24	$13,000
MARIA***	Ultramax	63,153	2015	TC until May-24	On Ballast voyage. $22,000 plus Gross Ballast Bonus of $220,000
GOOD HEART	Ultramax	62,996	2014	TC until May-24	$9,500 for the first 68 days then $14,500
MOLYVOS LUCK	Supramax	57,924	2014	TC until May-24	$15,750
EIRINI P	Panamax	76,466	2004	TC until Jun-24	$13,250
STARLIGHT	Panamax	75,845	2004	In Dry-docking passing a special survey	-
TASOS	Panamax	75,100	2000	TC until Apr-24	$12,500
SANTA CRUZ	Panamax	76,440	2005	TC until Jun-24	On Ballast voyage. $17,750 plus Gross Ballast Bonus of $775,000
BLESSED LUCK	Panamax	76,704	2004	TC until Apr-24	$14,300
Total Vessels	13	918,502

(*)	TC denotes time charter. Charter duration indicates the earliest redelivery date.
(**)	The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.
(***)	The entity owning the vessel is 61% owned by EuroDry and 39% by NRP Project Finance AS (“NRP Investors”).

We plan to expand our fleet by investing in vessels in the drybulk market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We employ our vessels in the spot and time charter market and through pool arrangements. As of April 15, 2024, twelve of our vessels are employed under time charter contracts and one is in dry-docking passing her special survey.

As of April 15, 2024, approximately 16.0% of our ship capacity days for the remainder of 2024 are under contract.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2022 and 2023, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values as of the respective year end. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2022	Carrying Value as of December 31, 2023
Drybulk Vessels	(dwt)		(million USD)	(million USD)
EIRINI P	76,466	May-2014	$10.90(1)	$9.64(2)
XENIA	82,000	Feb-2016	$24.06	$22.93
TASOS	75,100	Jan-2017	$3.74	$3.23
ALEXANDROS P.	63,500	Jan-2017	$14.30	$13.71
EKATERINI	82,000	May-2018	$20.07	$19.25
STARLIGHT	75,845	Nov-2018	$7.61	$6.80
BLESSED LUCK	76,704	May-2021	$10.26	$9.07
GOOD HEART	62,996	Sep-2021	$23.15(1)	$21.95
MOLYVOS LUCK	57,924	Feb-2022	$20.28(1)	$19.19(2)
SANTA CRUZ	76,440	Apr-2022	$14.65(1)	$13.08(2)
YANNIS PITTAS	63,177	Oct-2023	-	$20.89
CHRISTOS K	63,197	Oct-2023	-	$21.87
MARIA	63,153	Nov-2023	-	$21.92
Total Drybulk Vessels	918,502		$149.02	$203.53

(1) Indicates drybulk vessels for which we believe, as of December 31, 2022, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2022. We believe that the aggregate carrying value of these vessels, assessed separately, of $68.98 million as of December 31, 2022 exceeds their aggregate basic charter-free market value of approximately $63.20 million by approximately $5.78 million. As further discussed in “Critical Accounting Estimates – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2022 were recoverable.

(2) Indicates drybulk vessels for which we believe, as of December 31, 2023, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2023. We believe that the aggregate carrying value of these vessels, assessed separately, of $41.91 million as of December 31, 2023 exceeds their aggregate basic charter-free market value of approximately $38.00 million by approximately $3.91 million. As further discussed in “Critical Accounting Estimates – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2023 were recoverable.

We note that all but one of our drybulk vessels are currently employed under time charter contracts of durations from less than one to eleven months until the earliest redelivery charter period (one is completing her dry-dock). If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

●

Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through our Managers, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $7,132 per day for the year ended December 31, 2023. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2023, our operational fleet utilization was 98.5%, from 99.3% in 2022, while our commercial utilization rate was 99.4% and 99.8% for each year, respectively. Our total fleet utilization rate in 2023 was 97.9%, from 99.1% in 2022.

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

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and by reliably, safely and competitively operating our vessels through our Managers. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:

●

Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In May 2021 we acquired a Panamax drybulk vessel, followed by an Ultramax drybulk vessel in September 2021. In February 2022, we purchased a Supramax drybulk carrier, followed by another Panamax drybulk vessel in April 2022. In October and November 2023, we took delivery of three Ultramax drybulk carriers.

●	Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use FFAs – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues. We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment (“COA”) depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 15, 2024, on the basis of our existing time charters, approximately 16.0% of our vessel capacity for the remainder of 2024 are under time charter contracts, which will ensure employment of a portion of our fleet and will partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

●

Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2023 called for a reduction of approximately 17.22% of our debt by the end of 2024 and an additional reduction of about 9.20% by the end of 2025 for a total of 26.42% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

●

Environmental, Social and Governance (ESG) Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2021, 2022 and 2023 we implemented technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees.

Our Customers

We have well-established relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. Our major charterer customers during the last three years include Quadra, Tongli, Ultrabulk, Amaggi and OLAM amongst others. We are a relationship driven company, and our top five customers in 2023 include two of our top five customers from 2022 and 2021 (Amaggi and Tongli). Our top five customers accounted for approximately 52% of our revenues in 2023, 60% in 2022 and 77% in 2021. In 2023, Amaggi and Tongli accounted for 17% and 16% of our revenues, respectively. In 2022, OLAM, Quadra, Tongli, Ultrabulk and Amaggi accounted for 13%, 13%, 12%, 11% and 11% of our revenues, respectively. In 2021, Quadra, Ultrabulk, Amaggi and Tongli accounted for 27%, 19%, 15% and 11% of our revenues, respectively. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although such a rate could be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the COVID-19 outbreak or as a result of ongoing conflicts such as the war in Ukraine, the war in Palestine and current events in the Red Sea region.

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

Drybulk carriers are ordinarily chartered either through a voyage charter or a time charter, under a longer term COA or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (hire per day) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as drydockings and special surveys, are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Occasionally, drybulk vessels are chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel.

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

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2017, however, they remained below profitable levels for most of the year. In 2018 the charter rates improved significantly before turning back to the 2017 levels at the beginning of 2019. Gradually during the year, the BDI turned to a six-year high, and peaked at the beginning of September 2019. However, by the end of the year, the BDI returned to 2017 levels and continued to decline even further in early 2020. Pressure on bulker demand was notable even before the impact of the COVID-19 pandemic, as iron ore exports were running low in certain areas of the world, and coal and minor bulk trade were under pressure, partially caused by the COVID-19 pandemic, among other factors. Fuel prices for vessels that had not undergone scrubber retrofitting also increased due to the implementation of the IMO 2020 regulation. Despite the turbulence in drybulk trade due to the COVID-19 pandemic in the first half of 2020, there were some improvements in the second half of the year. By November 2020, the market strength eased off but starting in December of 2020, and continuing in 2021, it strengthened again reaching its highest levels since 2010 by the end of March 2021, and skyrocketing to 5,647 points in October 2021 before dropping to 2,217 points by the end of the year due to higher energy prices and reduced demand for iron ore from China. In 2022, charter rates for dry bulk vessels decreased from 2021 levels but were sustained well above the historical average. The BDI softened from the decade highs of 2021, but averaged 43% above the decade average, principally as a result of strong global growth and increased infrastructure spending which has led to an elevated demand for commodities combined with a historically low orderbook, along with port delays and congestion. In 2022, the BDI index ranged from a high of 3,369 in May 2022 to 965 points in August 2022, closing the year at around 1,515 points. In 2023, the BDI index ranged from a low of 658 points in February 2023 to about 1,400 between March and May 2023, and rising again to an average of 2,538 points in December 2023 primarily due to events in the Red Sea and Panama Canal restrictions, resulting in longer alternative routes to avoid the areas. The development of charter rates is dependent on the supply of and demand for drybulk vessels. Demand for vessels depends on the international trade of drybulk commodities which, in turn, is affected by the economic growth, infrastructure investment and industrial production of major importing regions like Europe and Far East amongst others as well as the production of drybulk commodities by exporters like Brazil, Australia, South Africa, Argentina and Russia amongst others. During 2017, global seaborne drybulk trade growth measured in tonne-miles, reached 5.6% according to industry analysts, the highest annual growth since 2014, however, trade growth in 2018 decreased to 2.4% and further decreased to 0.1% in 2019. The significant effects of the COVID-19 pandemic reflected negatively on drybulk seaborne trade growth, which shrunk to 1.2% in 2020, but grew to 3.4% in 2021 as a result of a post-Covid rebound. In 2022, drybulk seaborne trade shrunk to -1.1%, but grew to 4.4% in 2023 and is forecast to grow a further 1.6% in each of 2024 and 2025.

At the same time, the supply of drybulk vessels cannot be changed drastically in the short term as it takes about nine months to build a ship and, usually, there is a lag of, at least, fifteen to eighteen months between placing an order to build a vessel and its delivery. In the near term, supply is limited by the existing number of vessels and can only be adjusted by increasing or decreasing the operating speed of a vessel but various economic and operational factors could limit the range of such adjustments. As of March 31, 2024, the backlog of vessels under construction ("orderbook") is about 8.52% of the fleet and it is scheduled to be delivered mostly over the next year. This level of orderbook reflects lower newbuilding orders placed between 2018 and 2019 due to the depressed charter rates in those years, and will limit supply growth during 2024 and 2025. The orderbook is fairly balanced across all sizes. The low level of orderbook indicates that growth of the fleet is limited, thus, providing a foundation for higher charter rates at positive levels. Additionally, new environmental regulations that came into effect at the beginning of 2023 could further influence supply growth.

Typically, periods of high charter rates result in an increased rate of new vessel ordering, often more than what the demand levels warrant; these vessels begin to be delivered eighteen months or later when demand growth for vessels often slows down creating oversupply and quick correction of charter rates. The cyclicality of charter rates is also reflected in vessel values.

Our Competitors

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through Eurochart S.A. (“Eurochart”), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of carriers in the drybulk sector. Ownership of drybulk carriers is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Partners Inc. (NYSE: NMM), Star Bulk Carriers Corp. (NASDAQ: SBLK), Safe Bulkers, Inc. (NYSE: SB) and Globus Maritime Limited (NASDAQ: GLBS).

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force in November 2022, with the requirements for EEXI and CII certification becoming effective from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.  In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026.  There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. To comply with these regulations, we developed a Cybersecurity Manual for all our vessels that was reviewed by IMO’s Maritime Safety Committee in March 2021.

In June 2022, SOLAS also set out new amendments that took effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which applied to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021 current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition.  In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR.  On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a “continuous surface connection” to “traditional interstate navigable waters” are covered by the CWA, further narrowing the application of the WOTUS rule.  In August 2023, the EPA and the Department of Army issued the final WOTUS rule, effective September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026.  Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Maritime Fuel Regulation under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels.  Among other things, the Maritime Fuel Regulation requires that greenhouse gas emissions from covered vessels are reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% from January 1, 2050).

Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas (“GHG”) emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (which met in July 2023), with a view to adoption.

In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package.  As part of that initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS, are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. If these new regulations are finalized, they could affect our operations.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies. Our vessels are currently classed with Lloyd’s Register of Shipping, Bureau Veritas, Rina, DNV and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Liberian Flag Administration to our vessels and our Managers.

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

Vessel	Next	Type

STARLIGHT	April 2024	Special Survey
EIRINI P	June 2024	Special Survey
TASOS	January 2025	Special Survey
XENIA	February 2026	Special Survey
ALEXANDROS P	March 2025	Intermediate Survey
EKATERINI	April 2026	Intermediate Survey
BLESSED LUCK	February 2027	Intermediate Survey
GOOD HEART	August 2026	Intermediate Survey
MOLYVOS LUCK	April 2027	Intermediate Survey
SANTA CRUZ	June 2025	Special Survey
YANNIS PITTAS	November 2024	Special Survey
MARIA	April 2025	Special Survey
CHRISTOS K	May 2025	Special Survey

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

EuroDry is the sole or majority owner of all subsidiaries listed in Note 1 of our consolidated financial statements under “Item 18. Financial Statements” and in Exhibit 8.1 to this annual report.

D.	Property, plants and equipment

We do not own any real estate property. As part of the management services provided by Eurobulk during the period in which we have conducted business to date, we have shared, at no additional cost, offices with Eurobulk. We do not have current plans to lease or purchase office space, although we may do so in the future.

Our interests in our vessels are owned through our wholly-owned and majority owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, “Basis of Presentation and General Information”, of the attached Financial Statements for a listing of our vessel owning subsidiaries. Our vessels are subject to first priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facilities.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with “Item 3. Key Information – D. Risk Factors”, “Item 4.B. Business Overview”, and our financial statements and footnotes thereto contained in this annual report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read “Forward-Looking Statements” for additional information regarding forward-looking statements used in this annual report. Reference in the following discussion to “we,” “our” and “us” refer to EuroDry and our subsidiaries, except where the context otherwise indicates or requires.

We actively manage the deployment of our fleet between spot market voyage charters and short term time charters, which generally last from several days to several weeks, and medium and long term time charters, which can last up to several years. Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment. We may also use FFA contracts to provide partial coverage for our drybulk vessels – as a substitute for time charters – in order to increase the predictability of our revenues.

Vessels operating on medium and long term time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market under voyage charters and short term charter market during periods characterized by favorable market conditions. Vessels operating in the spot market under voyage charters and short term charter market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. Vessels operating in pools benefit from better scheduling, and thus increased utilization, and better access to contracts of affreightment due to the larger commercial operation of the pool. We are constantly evaluating opportunities to increase the number of our vessels deployed on medium and longer term time charters or to participate in shipping pools (if available for our vessels), however we only expect to enter into additional time charters or shipping pools if we can obtain contract terms that satisfy our criteria. We carefully evaluate the length and the rate of the time charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.

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

Significant Developments in 2023

Vessel Acquisitions & Partnership

During 2023, we acquired three Ultramax drybulk vessels. On September 8, 2023 we agreed to acquire M/V Yannis Pittas a 63,177 dwt drybulk vessel built in 2014, M/V Christos K, a 63,197 dwt drybulk vessel built in 2015 and M/V Maria, a 63,153 dwt drybulk vessel built in 2015 from unrelated third parties for a total price of $65 million. We took delivery of each vessel on October 10, 2023, October 25, 2023 and November 6, 2023, respectively.

On October 26, 2023, we announced that we formed a partnership with a number of investors represented by NRP Project Finance AS (“NRP Investors”) regarding the ownership of M/V Christos K and M/V Maria (“Partnership”), whereby NRP Investors acquired a non-controlling interest of 39% ownership in the respective limited partnership entities, Chistos Ultra LP (owner of M/V Christos K) and Maria Ultra LP (owner of M/V Maria), with the Company holding the remaining 61% controlling interest.

New Loans

On June 20, 2023, we signed a term loan facility and drew a loan of $14.0 million in order to partly re-finance M/V Ekaterini. On October 12, 2023, we signed a term loan facility and drew a loan of $10.5 million in order to finance part of the acquisition cost of M/V Yannis Pittas. On October 23, 2023, we signed a term loan facility and drew a loan of $22.0 million in order to finance part of the acquisition cost of M/V Christos K and M/V Maria.

Share Repurchases

On August 8, 2022 we announced that our Board of Directors approved a share repurchase program for up to a total of $10 million of our common stock, which was renewed in August 2023 for another year. Share repurchases are made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program are determined by management based upon market conditions and other factors. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice.

As of March 31, 2024 we had repurchased 299,646 of our common stock in the open market for a total of about $4.7 million, under this plan.

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

Voyage days. We define voyage days as the total number of Available days net of off-hire days associated with unscheduled repairs or days waiting to find employment but including days our vessels were sailing for repositioning. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.  Our definition of Voyage days may not be comparable to that used by other companies in the shipping industry.

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

Interest and other financing costs. We traditionally finance vessel acquisitions partly with loan facilities on which we incur interest expense. The interest rate we pay will generally be linked to SOFR, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and other financing costs over the term of the underlying obligation using the effective interest method; the un-amortized portion is written-off if the loan is prepaid early.

(Loss) / gain on derivatives, net. We enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2) with changes in such fair value recognized in earnings under (Loss) / gain on derivatives, net, unless specific hedge accounting criteria are met.

We also take positions in FFAs with an objective to utilize those instruments as economic hedges of a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. The fair value of FFAs is treated as asset/liability until they are settled. Any such settlements by us or settlements to us under FFAs are recorded under (Loss) / gain on derivatives, net. The fair value of FFAs is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges). Our FFAs do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Loss) / gain on derivatives, net.

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

Interest income. We earn interest income on our cash deposits with our lenders and other financial institutions.

Results from Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2022 and 2023. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report.

Fleet Data (1)	2022	2023

Average number of vessels	10.4	10.6
Calendar days	3,789	3,856
Available days	3,627	3,786
Voyage days	3,595	3,707
Utilization Rate (percent)	99.1%	97.9%

	(In U.S. Dollars per day per vessel)
Average TCE rate (2)	21,304	12,528
Vessel Operating Expenses	5,103	5,383
Management Fees	784	851
G&A Expenses	811	897
Total Operating Expenses excluding drydocking expenses	6,698	7,131
Drydocking expenses	1,271	883

	2022	2023
Statement of Operations Data
Time charter revenue	74,569,867	47,824,857
Voyage charter revenue	-	2,609,775
Commissions	(4,386,498)	(2,842,708)
Net revenue	70,183,369	47,591,924
Voyage expenses, net	2,025,120	(3,993,031)
Vessel operating expenses	(19,333,898)	(20,758,708)
Dry-docking expenses	(4,816,558	(3,404,323)
Vessel depreciation	(10,757,177)	(10,966,621)
Related party management fees	(2,968,073	(3,281,361)
General and administrative expenses	(3,072,583	(3,459,943)
Net gain on sale of vessel	2,856,525	-
Other operating loss	-	(500,000)
Bad debt expense	-	(134,294)
Operating income	34,116,725	1,093,643
Interest and other financing costs	(3,853,047)	(6,486,814)
Gain on derivatives, net	3,189,610	1,218,375
Interest income	46,298	897,618
Foreign exchange gain / (loss)	43,085	(5,794)
Net income / (loss)	33,542,671	(3,282,972)
Net loss attributable to the non-controlling interest	-	374,068
Net income / (loss) attributable to controlling shareholders	33,542,671	(2,908,904)
Earnings / (loss) per share attributable to common shareholders, basic	11.66	(1.05)
Weighted average number of shares outstanding during period, basic	2,876,320	2,763,121
Earnings / (loss) per share attributable to common shareholders, diluted	11.61	(1.05)
Weighted average number of shares outstanding during the period, diluted	2,889,991	2,763,121

(1) For the definition of calendar days, available days, voyage days and utilization rate, see above.

(2) Time charter equivalent rate, or TCE rate, is a measure of the average daily net revenue performance of our vessels and is determined by dividing time charter revenue and voyage charter revenue, if any, gross of commissions, less voyage expenses or time charter equivalent revenues, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable U.S. GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company’s financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statements of operations (see discussion above) and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
	2022	2023
Time charter revenue	74,569,867	47,824,857
Voyage charter revenue	-	2,609,775
Voyage expenses, net	2,025,120	(3,993,031)
Time Charter Equivalent or TCE Revenues	76,594,987	46,441,601
Voyage days	3,595.3	3,707.0
Average TCE rate	21,304	12,528

Year ended December 31, 2023 compared to year ended December 31, 2022

Time charter revenue and voyage charter revenue. Time charter revenue and voyage charter revenue, collectively Voyage revenue, for 2023 amounted to $50.43 million, a decrease of 32.4% compared to $74.57 million for the year ended December 31, 2022, due to the fact that market charter rates in 2023 were on average at significantly lower levels for our vessels compared to 2022, slightly offset by the increased number of vessels operating in 2023 compared to 2022. In 2023, we operated an average of 10.6 vessels compared to 10.4 vessels in 2022. Our fleet earned revenue over 3,707 voyage days in 2023 as compared to 3,595 voyage days in 2022. While employed, our vessels generated a TCE rate of $12,528 per day per vessel in 2023 compared to a TCE rate of $21,304 per day per vessel in 2022, a decrease of 41.2%. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under fixed rate time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed under time charters linked to an index, voyage charters and pool agreements, which is influenced by market developments.

Commissions. We paid a total of $2.84 million in charter commissions for the year ended December 31, 2023, representing 5.6% of charter revenues. Over the year ended December 31, 2022, commissions paid were $4.39 million, also representing a 5.9% of charter revenues.

Voyage expenses. Voyage expenses, net for the year amounted to $3.99 million resulting mainly from expenses incurred by one of our vessels while employed under a spot charter, vessels repositioning between charters and expenses during the detention of one of our vessels in Corpus Christi. For the year ended December 31, 2022, voyage expenses amounted to an income of $2.03 million, resulting mainly from gain on bunkers. Our vessels are generally chartered under time charter contracts. Voyage expenses are dependent on the number of spot charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter, as well as on the price we pay for bunkers on board when a vessel is delivered and redelivered to and from a charterer.

Vessel operating expenses. Vessel operating expenses were $20.76 million in 2023 compared to $19.33 million in 2022. Daily vessel operating expenses per vessel amounted to $5,383 per day in 2023 versus $5,103 per day in 2022, an increase of 5.5%, mainly due to inflationary increases and the net effect of the increased average number of vessels compared to the same period of 2022.

Related party management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2023, Eurobulk and Eurobulk FE charged us 775 Euros per day per vessel totaling $3.28 million for the year, or $851 per day per vessel. During 2022, Eurobulk and Eurobulk FE charged us 720 Euros per day per vessel totaling $2.97 million for the year, or $784 per day per vessel. The increase in related party management fees is attributable to the higher number of vessels in our fleet and the increase in daily vessel management fee to account for inflation, partly offset by the favorable movement of the euro/dollar exchange rate.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2023, general and administrative expenses increased to $3.46 million compared to $3.07 million for the same period of 2022. The increase is attributable to an additional cost of $0.44 million that was incurred during the last quarter of 2023 in relation to the formation of the Partnership.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2023, three of our vessels completed their special or intermediate survey with drydocking and one vessel passed her intermediate survey in water (in lieu of drydock), for a total cost of $3.40 million. In 2022, five vessels underwent special survey and one vessel passed her intermediate survey in water (in lieu of drydock) for a total cost of $4.82 million.

Vessel depreciation. Vessel depreciation for 2023 increased to $10.97 million, from $10.76 million in 2022. The increase is mainly attributable to the higher average number of vessels operating in the same period.

Net gain on sale of vessel. In 2022, we sold one vessel for a total of $9.37 million of net proceeds and we recorded a $2.86 million net gain on the sale. In 2023 we had no vessel sales.

Bad debt expense. In 2023, we wrote-off certain trade receivables by recording a bad debt expense of $0.13 million. In 2022, we had no bad debt expense.

Other operating loss. In 2023, we recorded a provision of $0.50 million for anticipated costs related to the detention of one of our vessels in Corpus Christi presented as other operating loss.

Interest and other financing costs. Interest and other financing costs for the twelve months of 2023 amounted to $6.49 million compared to $3.85 million the same period of 2022. Interest expense for the period was higher due to the increased amount of debt and the increased benchmark rates of our loans during the period as compared to the same period of last year.

(Loss) / gain on derivatives, net. In 2023, we had a $1.92 million of unrealized loss and a $1.94 million realized gain on interest rate swaps as well as a $1.33 million unrealized loss and a $2.53 million realized gain of FFA contracts, as compared to a $2.18 million of unrealized gain and a $0.14 million realized loss on five interest rate swaps as well as a $0.04 million unrealized gain and a $1.10 million realized gain of FFA contracts for the same period of 2022. We enter into interest rate swaps to mitigate our exposure to possible increases in interest rates. We enter into FFA contracts to mitigate our exposure to possible declines in the drybulk market rates.

Interest income. In 2023, we had a $0.90 million of interest income, compared to an amount of $0.05 million for 2022. The increase of interest income is attributable to both higher interest rates earned and higher cash balances maintained during the twelve months of 2023 compared to the corresponding period in 2022.

Net loss attributable to non-controlling interest. As a result of the 39% ownership stake in M/V “Maria” and M/V “Christos K” by NRP investors, we recorded a net loss attributable to the non-controlling interest for the year ended December 31, 2023 of $0.37 million. The amount was fully allocated to and reduced the non-controlling interest.

Net income / (loss) attributable to controlling shareholders. As a result of the above, net loss attributable to controlling shareholders for the year ended December 31, 2023 was $2.91 million, as compared to a net income of $33.54 million for the year ended December 31, 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022.

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

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt, repurchasing common shares under our share repurchase program and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash at December 31, 2023 were $14.10 million, a decrease of $23.02 million from $37.12 million at December 31, 2022. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to "Item 11 – Quantitative and Qualitative Disclosures about Market Risk."

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2024 and beyond.

Summary of Contractual Obligations

Contractual obligations are set forth in the following table as of December 31, 2023:

In U.S. dollars (US$)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	104,835,000	18,050,000	19,320,000	49,965,000	17,500,000
Interest Payments (1)	15,831,413	6,489,295	6,646,877	2,147,403	547,838
Vessel Management fees (2)	16,432,599	4,227,795	8,051,782	4,153,022	-
Other Management fees (3)	5,774,403	1,400,000	2,884,560	1,489,843	-
Total	142,873,415	30,167,090	36,903,219	57,755,268	18,047,838

(1)    Assuming the amortization of the loans as of December 31, 2023 described above, each loan’s interest rate margin over SOFR plus credit adjustment spread (“CAS”) for the loans with relevant transition clauses from LIBOR, and an average SOFR of about 4.79%, 2.30%, 1.58%, 1.74%, 2.18% and 2.76% per annum for the six years up to 2029, respectively, based on the SOFR yield curve as of December 31, 2023. For loans with interest rate margins over SOFR, assuming the amortization of the remaining loans as of December 31, 2023 described above, each loan’s interest rate margin over SOFR and average SOFR of about 4.53%, 2.04%, 1.32%, 1.48%, 1.91% and 2.50% per annum for the following five years up to 2029, respectively, based on the SOFR yield curve as of December 31, 2023. Also includes our obligation to make payments required as of December 31, 2023 under our interest rate swap agreements based on the same SOFR assumptions.

(2)    Refers to our obligation for management fees we expect to incur under our Master Management agreements and management agreements with the shipowning companies in effect as of January 1, 2023 and expiring on January 1, 2028. The management fees have been computed for 2024 based on the agreed rate of 810 Euros per day per vessel (approximately $891) which was adjusted from the previous level of 775 Euros to reflect Eurozone’s inflation over 2023. For the years after 2024, we have assumed an annual increase in the daily management fee of 2.0% to account for inflation. We assumed a Euro to US dollar exchange rate of 1.10. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no long bear obligations and a fleet of 13 vessels in 2024 until January 12, 2025 as one of our vessels will have reached 25 years, and 12 vessels in 2025 and the subsequent years.

(3)    Refers to our obligation for management fees of $1.40 million per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company, which was adjusted from the previous level of $1.35 million to reflect reported inflation in Eurozone over 2023. This fee is adjusted for inflation in the Eurozone during the previous calendar year every January 1st. For the years after 2024, we have assumed an annual increase in the annual management fees of 2.0% to account for inflation. The agreement expires on January 1, 2028.

Cash Flows

As of December 31, 2023, we had a working capital deficit of $1.26 million, partly due to a balloon payment on the Company’s long-term debt. For the year ended December 31, 2023 we had a net loss of $3.28 million, a net loss attributable to controlling shareholders of $2.91 million and generated net cash from operating activities of $11.81 million. As of December 31, 2023, our cash balance amounted to $8.00 million and cash in restricted retention accounts amounted to $6.10 million. We intend to fund our working capital requirements via cash on hand and cash flows from operations. In the event that these sources are not sufficient, we may also use funds from debt refinancing, debt balloon payment refinancing, proceeds from our on-going at-the-market offering and other equity offerings and sell vessels (where equity and liquidity will be released), if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

We therefore believe that our current cash balance, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2024 liquidity needs and at least through the end of the first half of 2025, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. However, we may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the acquisition cost of dry bulk carriers using a combination of funds from operations and bank debt secured by mortgages on our dry bulk carriers held by the relevant lenders.

Year ended December 31, 2023 compared to year ended December 31, 2022

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2023 was $11.81 million as compared to a surplus of $32.99 million in 2022.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2023 compared to the year ended December 31, 2022, are the following: the decrease in market rates during the year ended December 31, 2023, which resulted in a decreased TCE rate of $12,528 compared to $21,304 for the year ended December 31, 2022. The decrease in the TCE is also reflected in the decrease of our net income (excluding non-cash items) to $12.08 million for the year ended December 31, 2023 from $40.24 million for the corresponding period in 2022. For the year ended December 31, 2023, we had a net working capital outflow of $0.27 million, as compared to a net working outflow of $7.25 million for the year ended December 31, 2022, resulting mainly from a significant increase in the amounts collected from charterers for timing reasons, which partially offsets the abovementioned decrease.

Net cash from investing activities.

Net cash flows used in investing activities were $65.30 million for the year ended December 31, 2023 compared to $28.40 million for the year ended December 31, 2022. The cash flows from investing activities in 2023 relate mainly to the amount paid for the acquisitions of M/V “Maria”, M/V “Christos K” and M/V “Yannis Pittas”. The amount paid in 2022 relates mainly to the acquisitions of M/V “Molyvos Luck” and M/V “Santa Cruz”, partly offset by the proceeds of the sale of M/V “Pantelis”.

Net cash from financing activities.

Net cash flows provided by financing activities were $30.47 million for the year ended December 31, 2023, compared to net cash flows provided by financing activities of $3.01 million for the year ended December 31, 2022. This increase in cash flows provided by financing activities of $27.46 million, compared to the year ended December 31, 2022, is mainly attributable to significantly higher proceeds from long term bank loans (net of loan arrangement fees paid) by $26.17 million and the contribution of $10.14 million made by non-controlling shareholders (NRP Investors). The increase in net cash flows from financing activities was partly offset by an increase in repayments of long-term bank loans of $6.01 million and a decrease of $2.69 million in proceeds from issuance of common stock.

Year ended December 31, 2022 compared to year ended December 31, 2021

For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2023, we had nine outstanding floating interest-bearing loans with a combined outstanding balance of $104.84 million with margins over SOFR ranging from 2.00% to 3.60%. These loans have maturity dates between 2024 and 2029.

Our long-term debt as of December 31, 2023 comprises bank loans granted to our vessel-owning subsidiaries.

Borrower	December 31, 2023	Interest rate (margin + SOFR+CAS)

Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	21,200,000	2.75% + SOFR + CAS
Kamsarmax Two Shipping Ltd.	13,520,000	2.50% + SOFR
Light Shipping Ltd./ Good Heart Shipping Ltd.	14,600,000	2.75% + SOFR + CAS
Eirini Shipping Ltd.	2,690,000	3.60% + SOFR + CAS
Areti Shipping Ltd.	1,000,000	3.50% + SOFR
Blessed Luck Shipowners Ltd.	3,750,000	2.70% + SOFR + CAS
Molyvos Shipping Ltd. / Santa Cruz Shipowners Ltd.	15,575,000	2.25% + SOFR + CAS
Yannis Navigation Ltd.	10,500,000	2.00% + SOFR
Christos Ultra LP. / Maria Ultra LP.	22,000,000	2.10% + SOFR
	104,835,000
Less: Current portion	(18,050,000)
Long-term portion	86,785,000

A description of our loans, as of December 31, 2023, is provided in Note 7 of our attached financial statements. As of December 31, 2023, we are scheduled to repay $18.05 million of the above bank loans in 2024.

Our loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio (“loan-to-value” ratio). Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations. If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2023, we were not in default of any credit facility covenant.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or capital enhancements to our vessels.

In February 2022, we took delivery of the Supramax drybulk carrier, M/V “Molyvos Luck”, of 57,924 dwt built in 2014 in China, for $21.21 million. In April 2022, we took delivery of the Panamax drybulk carrier, M/V “Santa Cruz”, of 76,440 dwt built in 2005 in Japan, for $15.75 million. In October and November 2023, we took delivery of three Ultramax drybulk carriers, M/V “Yannis Pittas”, of 63,177 dwt built in 2014 in China, for $21.14 million, M/V “Christos K”, of 63,197 dwt built in 2015 in China, for $22.10 million and M/V “Maria”, of 63,153 dwt built in 2015 in China, for $22.10 million.

We currently have five vessels scheduled for drydocking over the next 12 months; three in 2024 and two for the period from January 2025 to March 2025 (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).

Dividends

In 2021, 2022 and 2023, the Company declared no dividend on its common stock.  From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 18, 2019, the Board of Directors agreed to redeem approximately $4.3 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 9.25% per annum until January 29, 2021, after which it would increase to 14% per annum. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares to have the option to pay the preferred dividend in-kind at an annual rate of 10.25%, instead of in cash at an annual rate of 9.25%, with effect from April 1, 2020 until January 29, 2021. On January 29, 2021, we redeemed a net amount of $3 million of our Series B Preferred Shares and, contemporaneously agreed with our Series B Preferred Shareholders to reduce the dividend rate of our Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate would reset to 14% and would be payable in cash. On December 16, 2021 we redeemed all of our Series B Preferred Shares for an amount of $13.6 million. Within 2021 the Company declared dividends on its Series B Preferred Shares, amounting to $1.09 million, all of which were paid in cash during 2021. We also recorded a preferred deemed dividend of $0.67 million arising out of the redemption of approximately $16.6 million of the Series B Preferred Shares.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of March 31, 2024, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 1,009.07 million dwt with another 89.55 million dwt, or about 8.87% of the present fleet capacity, on order.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers that were scrapped were in excess of 30 years of age. During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. In 2016 drybulk rates decreased and scrapping activity remained strong, at close to 2015 levels. In 2017 scrapping of drybulk vessels declined to almost half of its 2016 level. 2018 saw a further decline in scrapping to 4.4 million dwt, a decline of 70% year on year, while in 2019, a total of 7.9 million dwt were scrapped. In 2020, scrapping activity almost doubled, with a total of 15.20 million dwt being scrapped following the outbreak of COVID-19, at the same time dropping to a third in 2021, with a total of 5.2 million dwt being scrapped. In 2022, the demolition rate remained similar, with 4.3 million dwt having been scrapped during the year. In 2023, demolition picked up once again as new regulations were introduced. 5.4 million dwt was scrapped in 2023. As of March 31, 2024, the year to date 2024 demolition rate is 1.27 million dwt, which is slightly higher than the demolition rate for the corresponding period in 2023 as drybulk export disruptions have picked up lately.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. The extent to which a further outbreak of Covid-19, the wars in Ukraine and Palestine and the events in the Red Sea region will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted. As of April 15, 2024, approximately 16.0% of our ship capacity days for the remainder of 2024 are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

We recognize that the ongoing conflict between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. As discussed above, President Biden issued an executive order setting out sanctions against certain Russian products and investments in Russia, and the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine; however, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

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

Impairment of vessels

We review our vessels held for use for impairment whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the vessels may not be recoverable. If indicators for impairment are present, we determine future undiscounted net operating cash flows for the related vessels and compare them to their carrying values. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, we record an impairment loss calculated by comparing the vessel’s carrying value to its estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

As of December 31, 2023, we had indicators of impairment for three of our vessels. As of December 31, 2022, we had indicators of impairment for four of our vessels. For the vessels with impairment indicators as of December 31, 2022 and 2023, the Company determined the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculated the historical average rates over a 14-year period for 2022 and a 15-year period for 2023, which starts in 2009 and takes into account complete market cycles, and which provides a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.

Our impairment exercise is highly sensitive on variances in the time charter rates and it also requires assumptions for:

●	the effective fleet utilization rate;

●	estimated scrap values;

●	vessel operating costs;

●	future drydocking costs; and

●	probabilities of sale for each vessel.

Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company’s past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company’s data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses escalated by 2.0% per annum and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company’s vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test the vessels for recoverability when alternative uses are under consideration (i.e. sale or continuing operation of a vessel). Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

There can be no assurance as to how long-term charter rates and vessel values will develop as compared to their current levels and as compared to historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly during 2017 and the first half of 2018, gradually weakened in the second half of 2018 and through most of 2019 and 2020, but improved again for 2021 before softening again during 2022, and may return to their previously depressed levels which could adversely affect our revenue, profitability and future assessments of vessel impairment. 2023 was a relatively moderate year for bulker earnings, as diminished fleet inefficiencies and the cumulative growth of the fleet in recent years offset a strong trade rebound. Recent rises towards the end of 2023 and the beginning of 2024 are mostly attributed to the Panama Canal drought and the reduction of transits. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the “Item 4.B. Business Overview – Our Fleet”. For the three vessels that as of December 31, 2023 had an impairment indication, a comparison of the average estimated daily TCE rate used in our impairment analysis with the average “break even rate” for the uncontracted period for each of the vessels is presented below:

Vessel	Charter Rate as of 12/31/2023	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2024)	Rate Year 2 (2025)	Rate Year 3+ (2026+)	Breakeven Rate (USD/day)
Eirini P*	-	-	6	13,032	13,032	13,533	12,725
Santa Cruz**	-	-	7	13,028	13,028	13,529	12,940
Molyvos Luck***	12,650	1	16	12,921	12,921	14,092	12,470

*M/V Eirini P was chartered in January 2024 at $15,850/day plus a Gross Ballast Bonus of $585,000 until April 2024, then re-chartered at $13,250/day until June 2024.

**M/V Santa Cruz was chartered under a short term charter in February 2024 at $16,600/day plus a Gross Ballast Bonus of $650,000 until March 2024, then re-chartered at $22,500/day until March 2024 and then re-chartered at 17,750/day plus a Gross Ballast bonus of $775,000 until June 2024.

***M/V Molyvos Luck was chartered under a short term charter in February 2024 at $8,000/day until March 2024 when she underwent her special survey in drydock, after which she was re-chartered at $15,750/day until May 2024.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements included in Item 18 of this annual report for a description of recent accounting pronouncements that may apply to us.

Russia-Ukraine Conflict & Unrest in the Middle East

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charter and financing on attractive terms, and as a result, adversely affect our financial condition, results of operation and cash flows.

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

On October 7, 2023, the war between Israel and Hamas commenced, leading to hostilities in Israel and Gaza. The war is still ongoing. Regional militant groups, such as Hezbollah, have also launched attacks directed against Israel. There is widespread uncertainty about the degree of any increased escalation of the war, interventions by other groups or nations, and resulting instability in the Middle East. The impacts of the war on the global economy, including commodity pricing and the disruption of shipping routes, are also currently unknown. Following attacks on merchant vessels in the region of the Bab al-Mandab Strait and the Gulf of Aden at the southern end of the Red Sea, there is disruption in the maritime trade towards Mediterranean Sea through Suez-Canal. As a result we have diverted our fleet from sailing in the specific region. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether the trade disruption could have any impact on our operations or financial performance. Any dramatic escalation of the trade disruptions could lead to increased operational costs incurred by our business, or otherwise harm our financial condition, results of operation and cash flows.

While our vessels do not currently sail in the Black Sea or the Red Sea, it is possible that the continued conflict in Ukraine and the Middle East, including any effect on our ability to pay the wages of crew members or consultants who may hold accounts at Russian banks that are subjected to sanctions, any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, Israel and the Middle East, could adversely affect our operations or financial performance. Due to the recent nature of these activities, the full impact on our business is not yet known.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	64	Chairman, President and CEO; Class C Director
Dr. Anastasios Aslidis	64	CFO and Treasurer; Class C Director
Aristides P. Pittas	72	Vice Chairman; Class C Director
Stephania Karmiri	56	Secretary
Panagiotis Kyriakopoulos	63	Class A Director
George Taniskidis	63	Class B Director
Apostolos Tamvakakis	66	Class B Director

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

Dr. Anastasios Aslidis has been the Chief Financial Officer and Treasurer and a member of the Board of Directors of EuroDry since May 5, 2018. He is also member of the Board of Directors, Treasurer and Chief Financial Officer of Euroseas since September 2005, a member of the Board of Directors and chairman of the Audit Committee of Cosmos Health Inc. and a member of the Board of Directors of Vianair Inc. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft Inc., an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 30 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising on strategy development, asset selection and investment timing. Dr. Aslidis holds a Ph.D. in Ocean Systems Management (1989) from the Massachusetts Institute of Technology, M.S. in Operations Research (1987) and M.S. in Ocean Systems Management (1984) also from the Massachusetts Institute of Technology, and a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983).

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

Board Diversity Matrix (As of March 31, 2024)

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

Equity Incentive Plan

In May 2018, our Board of Directors approved an equity incentive plan. The equity incentive plan was administered by the Board of Directors which could make awards totaling in aggregate up to 150,000 shares over five years after the equity incentive plan’s adoption date. In November 2022, our Board of Directors approved a new equity incentive plan in which the Board of Directors can make awards totaling in aggregate up to 200,000 shares over five years after the 2022 equity incentive plan’s adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the equity incentive plan.  Awards may be made under the equity incentive plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

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

On November 19, 2021, the Board of Directors awarded 49,650 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2022, and the remainder vested on July 1, 2023. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

On November 3, 2022, the Board of Directors awarded 58,600 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2023, and the remainder will vest on November 15, 2024. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

On November 10, 2023, the Board of Directors awarded 59,100 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which will vest on July 1, 2024, and the remainder will vest on July 1, 2025. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The current term of our Class A director expires in 2024, the current term of our Class B directors expires in 2025 and the current term of our Class C directors expires in 2026.

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

●

The Board of Directors adopted new Equity Incentive Plans in May 2018 and November 2022. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.

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

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively. Eurobulk and Eurobulk FE also ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel. As of December 31, 2023, 146 officers and 150 crew members served on board the vessels in our fleet.

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

Options

No options were granted during the fiscal year ended December 31, 2023. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of March 31 2024 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock (14)
Friends Dry Investment Company Inc.(2)	868,928	31.0%
Family United Navigation Co (3)	297,943	10.6%
Ergina Shipping Ltd.(4)	180,308	6.4%
Aristides J Pittas(5)	110,633	3.9%
Anastasios Aslidis (6)	30,800	1.1%
Panagiotis Kyriakopoulos (7)	5,800	*
George Taniskidis (8)	5,621	*
Aristides P. Pittas (9)	12,970	*
Apostolos Tamvakakis (10)	4,600	*
Symeon Pariaros(11)	5,300	*
Konstantinos Siadimas(12)	4,600	*
Stephania Karmiri (13)	1,300	*
All directors and officers and 5% owners as a group	1,528,803	54.6%

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

(4)

Represents shares of common stock held of record by Ergina Shipping Ltd. Ergina Shipping Ltd. shares are fully owned by Aristides J. Pittas. Investment power and voting control by Ergina Shipping Ltd. resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by Ergina Shipping Ltd. may be taken by a majority of the members on its Board of Directors.

(5)

Does not include 242,755 shares of common stock held of record by Friends Dry and Ergina Shipping Ltd., by virtue of ownership interest in Friends Dry and Ergina Shipping Ltd. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,500 shares vesting on July 1, 2024, 5,500 shares vesting on November 15, 2024 and 5,500 shares vesting on July 1, 2025.

(6)	Includes 3,750 shares vesting on July 1, 2024, 3,750 shares vesting on November 15, 2024 and 3,750 shares vesting on July 1, 2025.

(7)	Includes 700 shares vesting on July 1, 2024, 700 shares vesting on November 15, 2024 and 700 shares vesting on July 1, 2025.

(8)

Does not include 4,248 shares held of record by Friends Dry, by virtue of Mr. Taniskidis’ ownership in Friends Dry. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 700 shares vesting on July 1, 2024, 700 shares vesting on November 15, 2024 and 700 shares vesting on July 1, 2025.

(9)

Does not include 118,508 shares of common stock held of record by Friends Dry and Family United Navigation Co., by virtue of ownership interest in Friends Dry and Family United Navigation Co. by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,550 shares vesting on July 1, 2024, 1,550 shares vesting on November 15, 2024 and 1,550 shares vesting on July 1, 2025.

(10)	Includes 700 shares vesting on July 1, 2024, 700 shares vesting on November 15, 2024 and 700 shares vesting on July 1, 2025.

(11)	Includes 950 shares vesting on July 1, 2024, 950 shares vesting on November 15, 2024 and 950 shares vesting on July 1, 2025.

(12)	Includes 700 shares vesting on July 1, 2024, 700 shares vesting on November 15, 2024 and 700 shares vesting on July 1, 2025.

(13)	Includes 250 shares vesting on July 1, 2024, 250 shares vesting on November 15, 2024 and 250 shares vesting on July 1, 2025.

(14)	Voting stock includes 88,400 unvested shares for a total of 2,801,625 issued and outstanding shares of the Company as of March 31, 2024.

B.	Related Party Transactions

The operations of our vessels are managed by Eurobulk and Eurobulk FE, both affiliated companies. Eurobulk was founded in 1994 by members of the Pittas family and is a reputable ship management company with strong industry relationships and experience in managing vessels. Eurobulk FE was founded in 2015 and is based in the Philippines. Eurobulk manages certain corporate matters and certain vessels of our fleet under a Master Management Agreement with us and separate management agreements with each shipowning company. Eurobulk FE manages six of our vessels under similar management agreements with the respective ship-owning companies.

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

EuroDry signed new Master Management Agreements (“MMAs”) with the Managers which took effect after the completion of the Spin-off. Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual executive compensation and a daily management fee per vessel managed. For the Company post Spin-off the annual compensation for such services was set at $1,250,000. This amount was $1,250,000 for each of 2021 and 2022. In 2023, this fee was increased to $1,350,000 to account for inflation.

The executive management fee will be adjusted annually for Eurozone inflation every January 1. Effective from January 1, 2024, this fee was increased to $1,400,000 to account for inflation. For 2021, 2022 and 2023 we also paid an additional special bonus of $460,000, $210,000 and $nil respectively, to Eurobulk’s employees, affiliated subcontractors and consultants. Our Master Management Agreement is substantially similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas. The Master Management Agreement is terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The management agreements between Eurobulk FE and the ship-owning companies follow substantially the same terms of the similar agreements with Eurobulk.

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

The MMA also provided for a 5% discount on the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 ("volume discount"). EuroDry signed new MMAs with the Managers which took effect after the completion of the Spin-off for an additional five-year term until May 30, 2023, on substantially the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. The EuroDry MMAs permanently incorporated the volume discount in the daily vessel management fee, which was set at 685 Euros per day per vessel in operation, and 342.50 Euros per day per vessel in lay-up, to be adjusted annually for inflation in the Eurozone. The daily fixed vessel management fee remained unchanged at 685 Euros for the year ended December 31, 2021. From January 1, 2022 the daily vessel management fee was adjusted for inflation to 720 Euros per day per vessel in operation and 360 Euros per day per vessel in lay-up. From January 1, 2023 the daily vessel management fee was adjusted for inflation at 775 Euros (approximately $853, using the exchange rate as of December 31, 2023, which was $1.10 per euro) per day per vessel in operation and 387.5 Euros (approximately $426, using the exchange rate as of December 31, 2023, which was $1.10 per euro) per day per vessel in lay-up and the MMA was extended for a further five-year term until January 1, 2028. Vessel management fees paid to the Managers amounted to $2,350,747, $2,968,073 and $3,281,361 in 2021, 2022 and 2023, respectively. From January 1, 2024, the vessel fixed management fee was adjusted for inflation at Euro 810 (approximately $891, using the exchange rate as of December 31, 2023, which was $1.10 per euro) per day per vessel in operation and Euro 405 (approximately $446, using the exchange rate as of December 31, 2023, which was $1.10 per euro) per day per vessel in lay-up.

The management of the M/V “Xenia”, M/V “Alexandros P.”, M/V “Tasos”, M/V “Ekaterini”, M/V “Maria” and M/V “Christos K” is performed by Eurobulk FE, which provides technical, commercial and accounting services. The remaining fleet (M/V “Santa Cruz”, M/V “Eirini P.”, M/V “Good Heart”, M/V “Blessed Luck”, M/V “Molyvos Luck”, M/V “Starlight” and M/V “Yannis Pittas”) is managed by Eurobulk.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2021, 2022 and 2023 Eurochart received $856,334, $932,123 and $630,433, respectively, for chartering services calculated at 1.25% of chartering revenues. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire. During 2021, we paid to Eurochart commissions of $365,000 for the acquisitions of M/V “Blessed Luck” and M/V “Good Heart”, which were agreed to be paid by the buyers, as per the relevant memoranda of agreement entered into with the sellers. During 2022, we paid to Eurochart a commission of $210,000 for the acquisition of M/V “Molyvos Luck” and we withheld, on behalf of Eurochart, a commission of $157,500 from the sellers of M/V “Santa Cruz”. We also paid to Eurochart a commission of $96,750 for the sale of M/V “Pantelis”. In October and November 2023, we withheld on behalf of Eurochart the amount of $650,000 from the sellers of M/V “Maria”, M/V “Christos K” and M/V “Yannis Pittas” in connection with the acquisition of the vessels.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on premium not exceeding 5%, respectively.

On May 10, 2021, we reached an agreement with a related party and beneficial owner, Ergina Shipping Ltd. (“Ergina”), a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a loan of $6.0 million, which was used by us to partly finance the acquisition of M/V “Blessed Luck”. The loan was set to mature on May 31, 2022. The interest rate applied was 8% per annum. Interest on the loan was payable quarterly. Within 2021 we paid $0.08 million for interest. On June 4, 2021, Ergina exercised its right to convert part of the outstanding balance of the loan, amounting to $3.3 million, into the Company’s common shares as per the terms of the loan agreement. As a result, on June 4, 2021, we issued 180,308 shares to Ergina. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan, amounting to approximately $18.30 per share. We incurred a loss on the extinguishment of the above debt of $1.6 million, deriving from the difference between the conversion price and the closing price of the Company’s common shares on the Nasdaq Capital Market on the date of issuance of approximately $27.44 per share. The remaining amount of $2.7 million was repaid earlier than scheduled on September 29, 2021. On April 11, 2023, the share ownership of Ergina was fully transferred to Aristides J. Pittas.

On October 13, 2023, Christos Ultra LP and Maria Ultra LP, owners of M/V Christos K and M/V Maria, respectively, entered into a Mandate Agreement with EuroDry, Eurobulk Ltd. and the NRP Investors, pursuant to which the two entities paid to Eurobulk a lumpsum fee of $110,000 for its assistance to secure the financing from Eurobank S.A., being the equivalent of 0.50% of the total facility amount provided by the bank.  Additionally, on the same date, Christos Ultra LP and Maria Ultra LP, signed with Eurobulk Ltd. an administration contract under which Eurobulk Ltd. will receive an amount of $15,000 per business year in order to provide various accounting and business transactions.

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

Common Stock

As of December 31, 2023 and March 31, 2024, there were 2,832,417 and 2,801,625 common shares issued and outstanding as of December 31, 2023 and March 31, 2024, respectively. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of December 31, 2023 and March 31, 2024, there are no preferred shares issued and outstanding.

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

The Marshall Islands and Liberia, the jurisdictions where we and our shipowning subsidiaries were incorporated during 2023, each grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We do not believe that we can establish that we satisfied the 50% Ownership Test for the 2023 taxable year due to the widely-held nature of our stock.

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

The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." We intend to take the position that our common stock, which is listed on the Nasdaq Capital Market constituted more than 50% of our outstanding shares by value and total combined voting power for the 2023 taxable year. Accordingly, we intend to take the position that we satisfied the listing threshold for the 2023 taxable year. However, it is possible that our common stock may come to constitute 50% or less of our outstanding shares by value in a future taxable year in which case we may not be able to satisfy the listing threshold or the Publicly Traded Test.

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

We believe that we were not subject to the Five Percent Override Rule and that we satisfied the Publicly-Traded Test for the 2023 taxable year because the nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2023 United States federal income tax returns.

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

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned and majority-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned and majority-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

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

Changes in Global Tax Laws

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company.

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

Freight Derivatives

From time to time, we take positions in freight derivatives, mainly through FFAs. Generally, freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. If we take positions in freight derivatives we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

During the years ended December 31, 2022 and 2023, we entered into a number of FFAs on the Panamax and Supramax indices. We use the freight derivatives as an economic hedge for our vessels that are being chartered in the spot market or short-term time charter market, effectively locking-in an approximate amount of revenue that we expect to receive from such vessels’ relevant periods. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility and the valuation of the open position under such contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the consolidated statements of operations. Freight derivatives are treated as assets/liabilities until they are settled.

As of December 31, 2022, the fair value of our outstanding freight derivatives was a receivable of $0.04 million and as of December 31, 2023, the fair value of our outstanding freight derivatives was a payable of $1.29 million. A change in the daily forward rates of $1,000 would increase our derivative liability by 0.27 million in the Company’s consolidated balance sheet as of December 31, 2023. In 2022 and 2023, we recorded a net gain on our freight derivatives of $1.1 million and $1.2 million, respectively.

Interest Rate Fluctuation Risk

The international drybulk shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with SOFR. See Item 3.D: “Risk Factors” above for more information on risks related to volatility in SOFR.

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar SOFR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments.

On July 24, 2018, EuroDry Ltd. entered into an interest rate swap with HSBC Bank Plc. (“HSBC”) for a notional amount of $5.0 million, with inception date on July 24, 2018 and maturity date on July 24, 2023. Under this contract, HSBC made a quarterly payment to EuroDry equal to the 3-month LIBOR while EuroDry paid a fixed rate of 2.93% based on the notional amount.

On April 9, 2020, EuroDry Ltd. entered into an interest rate swap with HSBC for a notional amount of $10.0 million, with inception date on April 15, 2020 and maturity date on April 15, 2025. The interest rate swap was liquidated on March 31, 2023. Under this contract, HSBC made a quarterly payment to the Company equal to the 3-month LIBOR while the Company paid a fixed rate of 0.737% based on the notional amount.

On October 12, 2021, EuroDry Ltd. entered into an interest rate swap with HSBC for a notional amount of $10.0 million, with inception date on October 14, 2021 and maturity date on October 14, 2025. Under this contract, HSBC made a quarterly payment to the Company equal to the 3-month LIBOR while the Company paid a fixed rate of 1.032% based on the notional amount.

In March 2023, the Company decided to liquidate its position into the three aforementioned interest rate swap agreements realizing a gain of $1.6 million.

On June 17, 2022, EuroDry Ltd. entered into an interest rate swap with National Bank of Greece S.A. (“NBG”) for a notional amount of $10.0 million, with inception date on January 3, 2023 and maturity date on January 3, 2028. Under this contract, NBG makes a quarterly payment to the Company equal to the 3-month SOFR while the Company pays a fixed rate of 3.189% based on the notional amount.

As at December 31, 2023, our average debt coverage for 2024 was approximately 10% and for the two-year period of 2025 and 2026 was approximately 13%.

As at December 31, 2023, we had $104.84 million of floating rate debt outstanding with margins over SOFR ranging from 2.0% to 3.60%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and decreased our cash flows in the twelve-month period ended December 31, 2023 by approximately $813,210 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2023 in U.S. dollars to a 100 basis points increase in SOFR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2024	960,950	(100,000)
2025	819,450	(100,000)
2026	719,970	(100,000)
2027	397,280	(100,000)
2028 and thereafter	321,000	(833)

Foreign Currency Exchange Rate Risk

The international drybulk shipping industry’s functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but, in 2023, incurred approximately 19% of our vessel operating expenses (excluding depreciation) in currencies other than U.S. dollars. In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 4% in 2023) are mainly in Euros. On December 31, 2023, approximately 21% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the year ended December 31, 2023 was $0.01 million. Net foreign exchange gain for the year ended December 31, 2022 was $0.04 million. Net foreign exchange gain for the year ended December 31, 2021 was $0.01 million.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2023, would have increased our operating expenses by approximately $0.45 million and the fair value of our outstanding trade accounts payable by approximately $0.07 million.

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

(a)	Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2023. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 using the criteria set forth in the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 Framework). As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2023.

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report does not contain an attestation report of our registered public accounting firm regarding internal control over financial reporting as the Company is a non-accelerated filer and is exempt from this requirement.

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

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2022 and 2023. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte and their respective affiliates (collectively, “Deloitte”).

	2022 (dollars in thousands)	2023 (dollars in thousands)
Audit Fees	$170	$201
Audit-Related Fees	_	$3
Tax Fees	_	_
All Other Fees	_	_
Total	$170	$204

Audit fees relate to compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with any other audit services required for SEC or other regulatory filings or offerings.

Audit-related fees represent compensation for certain agreed upon procedures performed. Audit-related fees are approved by the Audit Committee.

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

Share Repurchase Program

On August 8, 2022, we announced that our Board of Directors approved a share repurchase program (the “Program”) to purchase up to an aggregate of $10.0 million of our common shares. The Board approved the continuation of the Program for a further year and will review it again after a period of twelve months. Share repurchases will be made from time to time for cash in open market transactions pursuant to Rule 10b-18 of the Exchange Act at prevailing market prices and/or in privately negotiated transactions. The timing and amount of purchase under the Program will be determined by management based upon market conditions and other factors. The Program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company’s discretion and without notice. We will cancel common shares repurchased as part of the Program. During the years ended December 31, 2022 and 2023, we have repurchased the following common shares:

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
September 1-30, 2022	106,821	$13.725	106,821	$8,533,908
October 1-31, 2022	2,142	$13.796	2,142	$8,504,356
November 1-30, 2022	9,325	$15.922	9,325	$8,355,885
December 1-31, 2022	22,013	$15.926	22,013	$8,005,313
Total	140,301	N/A	140,301	N/A
Period
January 1-31, 2023	7,061	$16.765	7,061	$7,886,935
February 1-28, 2023	11,851	$16.760	11,851	$7,688,314
March 1-31, 2023	39,518	$17.233	39,518	$7,007,319
June 1-30, 2023	3,518	$13.871	3,518	$6,958,522
July 1-31, 2023	14,302	$14.049	14,302	$6,757,592
August 1-31, 2023	21,880	$14.406	21,880	$6,442,394
September 1-30, 2023	15,049	$14.277	15,049	$6,227,539
October 1-31, 2023	15,010	$15.384	15,010	$5,996,622
November 1-30, 2023	1,114	15.175	1,114	$5,979,717
Total	129,303	N/A	129,303	N/A

(1)	The average price paid per share does not include commissions paid for each transaction.

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2023.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Please see Item 6.C. Board Practices - Corporate Governance.

OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J.	Insider Trading Policies

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

Item 16K.	Cybersecurity

We have implemented a cybersecurity strategy involving various dedicated personnel and resources aimed at preventing, detecting and responding to cyberattacks, as well as being able to recover promptly in the event of material impact following a cyberattack. Additionally, we regularly update our cybersecurity processes to address cybersecurity trends and threats. Cybersecurity processes have been established to address material cybersecurity risks, including in connection with the following areas:

●	information technology and solution usage;
●	access control;
●	patch management;
●	security on specific environments (i.e. cloud, virtualization, automated systems, etc.);
●	log management;
●	network security;
●	systems security standards;
●	remote access;
●	cryptography;
●	mobile devices;
●	incident management.

In particular, we deploy a variety of methods of defense such as endpoint security, email and web filtering, access and identity management and security monitoring to provide appropriate levels of protection against cybersecurity threats.

We actively monitor our systems to prevent and detect any future cybersecurity threats and separately, we monitor cybersecurity threats or incidents committed against other companies as such events become public. This allows us to remain current with the latest trends in cybersecurity and make improvements to our defense strategy to consider newly-identified and developing areas of cybersecurity threats. We have put in place response procedures for prompt cybersecurity incident identification, reporting and remediation if we are subject to an information system security breach. We utilize security standards and have established cross-functional risk control capabilities to facilitate operational implementation aligned with our cybersecurity processes.

The employees of our Manager, who are the main users of our digital assets, are trained to face cybersecurity threats and attacks. The training covers areas such as personal digital footprint, privacy settings, phishing, information security at home and at work, ransomware, password hygiene and business email compromise.

In the event of a cyberattack, the Chief Information Security Officer of our Manager uses the internal escalation channels to inform the management as further described below.

We closely monitor changes in data protection rules and guidance. This allows us to maintain compliance with applicable laws and to keep ahead of developments and regulatory shifts.

Ongoing risks from cybersecurity threats demand management vigilance, investment, and oversight. Although we have put in place the cybersecurity processes described above, cybersecurity attacks and incidents and misuse or manipulation of any of our IT systems could have a material adverse effect on our business strategy, results of operations or financial condition (see “Item 3. Key Information—D. Risk Factors—Industry Risk Factors—We rely on our information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.”)

The governance of cybersecurity risks is overseen by our board of directors, with the audit committee dedicated to this area. This group receives regular updates on cybersecurity matters from our Manager. This approach ensures that we are prepared to identify, assess, and respond to cybersecurity challenges, aligning our risk management with our organizational goals. As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

Governance

Our Manager has appointed a Chief Information Security Officer who oversees the information, cybersecurity, and technology security. The Chief Information Security Officer is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. He develops appropriate plans to mitigate such risks. Such plans are validated by the members of our Board. The Chief Information Security Officer belongs to the Safety & Quality division of our Manager and reports to our Chief Executive Officer.

The Audit Committee oversees that the cybersecurity risks are well managed and reports on such management to the Board of Directors. The Board of Directors is also informed of such risks, as well as other cybersecurity matters, through periodic reports from the Manager. Our Chief Executive Officer is responsible for overseeing the alignment of the cybersecurity strategy with the strategic plan of the Company. In the event of a cybersecurity incident, we have implemented a process in which the Chief Information Security Officer would report such incident to our Chief Executive Officer and the Audit Committee if the incident is determined to present critical risk to us.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements set forth on pages F-1 through F-51, together with the report of independent registered public accounting firm, are filed as part of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Incorporation of EuroDry Ltd. (1)
1.2	Amended and Restated Bylaws of EuroDry Ltd. (2)
2.1	Specimen Common Stock Certificate (2)
2.2	Specimen Series B Preferred Share Certificate (2)
2.3	Form of Registration Rights Agreement by and among EuroDry Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (2)
2.4	Shareholders Rights Agreement between EuroDry Ltd. and American Stock Transfer and Trust Company, LLC (6)
2.5	Form of Contribution Agreement between EuroDry Ltd. and Euroseas Ltd. (2)
2.6	Description of Securities
4.1	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Ltd. (2)
4.2	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Far East (2)
4.3	EuroDry 2022 Equity Incentive Plan
4.4	Form of Standard Ship Management Agreement (2)
4.5	Form of Current Time Charter (2)
4.6

Loan Agreement between Ultra One Shipping Ltd. and Kamsarmax One Shipping Ltd., as Borrowers, and Eurobank S.A. as Lender, Arranger, Account Bank, Agent and Security Trustee, relating to a secured term loan facility of up to US$26,700,000, dated January 27, 2021. (3)

4.7

Guarantee between EuroDry Ltd., as Guarantor, and Eurobank S.A., as Security Trustee, relating to a secured term loan facility of up to US$26,700,000 between Ultra One Shipping Ltd. and Kamsarmax One Shipping Ltd., dated January 27, 2021. (3)

4.8	Loan Agreement between Eirini Shipping Ltd., as Borrower, and Sinopac Capital International (HK) Limited, as Lender, for up to US$5,000,000, dated February 22, 2021. (3)
4.9	Guarantee between EuroDry Ltd., as Guarantor, and Sinopac Capital International (HK) Limited, as Lender, relating to a Loan Agreement for up to US$5,000,000 dated February 22, 2021. (3)
4.10	Loan Agreement between Blessed Luck Shipowners Ltd., as borrower, and Piraeus Bank S.A., as lender, for up to US$8,000,000, dated August 12, 2021. (4)
4.11	Guarantee between EuroDry Ltd., as guarantor, and Piraeus Bank S.A., as lender, for up to US$8,000,000, dated August 12, 2021. (4)
4.12

Loan Agreement between Light Shipping Ltd. and Good Heart Shipping Ltd., as joint and several borrowers, and National Bank of Greece S.A., as lender, for up to US$22,000,000, dated September 30, 2021. (4)

4.13	Guarantee between EuroDry Ltd., as guarantor, and National Bank of Greece, as lender, for up to $22,000,000, dated September 30, 2021. (4)
4.14

Loan Agreement between Areti Shipping Ltd. and Pantelis Shipping Corp., as borrowers, and Chailease International Financial Services (Singapore) Pte. Ltd., as lender, Guaranteed by EuroDry Ltd., as guarantor, for up to US$9,000,000, dated October 6, 2021. (4)

4.15	Loan Agreement between Molyvos Shipping Ltd. and Santa Cruz Shipowners, as borrowers, and Piraeus Bank S.A., as lender, for a loan of up to US$20,000,000, dated September 30, 2022. (5)

4.16	Supplemental Loan Agreement between Areti Shipping Ltd., as Borrower, Eurodry Ltd., as Guarantor, and Chailease International Financial Services (Singapore) Pte. Ltd., as lender, for up to US$9,000,000, dated October 21, 2022.
4.17

Loan Agreement between Kamsarmax Two Shipping Ltd. as Borrower, and Hamburg Commercial Bank AG, as Lender, Agent, Mandated Lead Arranger and Security Trustee, relating to a secured term loan facility of up to US$14,000,000, dated June 20, 2023.

4.18	Guarantee between EuroDry Ltd., as Guarantor, and Hamburg Commercial Bank AG, as Security Trustee, relating to a secured term loan facility of up to $14,000,000 dated June 20, 2023.
4.19	Supplemental Agreement to a Loan Agreement dated January 27, 2021, between Ultra One Shipping Ltd. and Kamsarmax One Shipping Ltd., as Borrowers, and Eurobank S.A., as Lender, dated 30 June 2023.
4.20

Supplemental Agreement to a Loan Agreement dated September 30, 2021, between Light Shipping Ltd. and Good Heart Shipping Ltd., as Borrowers, Eurodry Ltd., as Guarantor, and National Bank of Greece S.A., as Lender, dated July 4, 2023.

4.21	Supplemental Agreement to a Loan Agreement dated August 12, 2021, between Blessed Luck Shipowners Ltd., as Borrower, and Piraeus Bank, as Lender, dated July 12, 2023.
4.22	Supplemental Agreement to a Loan Agreement dated August 12, 2023, between Blessed Luck Shipowners Ltd., as Borrower, and Piraeus Bank, as Lender, dated November 8, 2023.
4.23	Supplemental Loan Agreement dated September 30, 2022, between Molyvos Shipping Ltd. and Santa Cruz Shipowners Ltd., as Borrowers, and Piraeus Bank, as Lender, dated July 12, 2023.
4.24	Supplemental Loan Agreement dated September 30, 2022, between Molyvos Shipping Ltd. and Santa Cruz Shipowners Ltd., as Borrowers, and Piraeus Bank, as Lender, dated November 8, 2023.
4.25

Supplemental Loan Agreement dated February 22, 2021, between Eirini Shipping Ltd., as Borrower, with Eurodry Ltd., as Corporate Guarantor, and Sinopac Capital International (HK) Limited, as Lender, dated September 6, 2023.

4.26	Loan Agreement between Yannis Navigation Ltd., as Borrower, and Eurobank S.A., as lender, for a senior secured term loan of up to $10,500,000, dated October 12, 2023.
4.27	Guarantee between EuroDry Ltd, as Guarantor, and Eurobank S.A., as Security Trustee, relating to a senior secured term loan of up to $10,500,000, dated October 12, 2023.
4.28	Loan Agreement between Christos Ultra LP and Maria Ultra LP, as Borrowers, and Eurobank S.A., as lender, for a senior secured term loan of up to $22,000,000 dated October 23, 2023.
8.1	Subsidiaries of the Registrant.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte Certified Public Accountants S.A.
97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation.
101.INS*	Inline XBRL Instance Document – The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

_______________________________

* Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-38502) on May 29, 2018.
(2)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-224732) on May 8, 2018.
(3)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-38502) on April 22, 2021.
(4)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-38502) on April 15, 2022.
(5)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-38502) on April 24, 2023.
(6)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-38502) on May 31, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EURODRY LTD.
(Registrant)

By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 24, 2024

EuroDry Ltd. and Subsidiaries
Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of EuroDry Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EuroDry Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of vessels – Future Charter Rates for vessels with impairment indicators– Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels held for use for impairment involves an assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable. As of December 31, 2023, three out of thirteen vessels had impairment indicators.

If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessel. When the Company’s estimate of future undiscounted net operating cash flows (excluding interest charges) expected to be generated by the use and eventual disposition of any vessel for which indicators of impairment exist is less than its carrying amount, the Company records an impairment loss to reduce the vessel’s carrying value to its fair market value.

In developing estimates of future cash flows, the Company makes various assumptions including future charter rates which are the most sensitive and subjective assumption. For periods of time where the vessels are not fixed on time charters, the Company estimates the future daily time charter equivalent rate (the “future charter rate”) for the vessels’ unfixed days as follows: i) for the first two years based on the prevailing market charter rates and ii) from the third year onwards, the inflation-unadjusted historical average rates for similar size vessels over a 15-year period for 2023, which takes into account complete market cycles. These assumptions are based on historical trends as well as future expectations.

We identified future charter rates used in the future undiscounted net operating cash flows for vessels with impairment indicators as a critical audit matter because of the complex judgements made by management to estimate them and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates for vessels with impairment indicators utilized in the future undiscounted net operating cash flows included the following among others:

We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:

1.	Evaluating the Company’s methodology for estimating the future charter rates by using our industry experience.
2.	Evaluating the Company’s assumptions regarding future charter rates by comparing the future charter rates utilized in the future undiscounted net operating cash flows to 1) the Company’s historical rates, 2) the Company’s budget, 3) historical rate information of similar vessels published by third party broker and 4) other external market sources, including analysts’ reports and reports on prospective market outlook.
3.	Considering the consistency of the assumptions used in the future charter rates with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.
4.	Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 24, 2024

We have served as the Company's auditor since 2018.

EuroDry Ltd. and Subsidiaries
Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2022	December 31, 2023
Assets
Current assets
Cash and cash equivalents		34,042,150	8,002,024
Restricted cash	7	1,195,863	2,797,569
Trade accounts receivable, net		7,147,833	6,740,606
Other receivables		346,066	2,127,266
Prepaid expenses		249,024	243,380
Inventories	3	1,057,652	4,117,663
Derivatives	13	1,437,398	196,627
Due from related companies	6	2,416,180	-
Total current assets		47,892,166	24,225,135

Long-term assets
Vessels, net	4	149,022,023	203,528,116
Derivatives	13	705,970	-
Restricted cash	7	1,885,000	3,300,000
Total assets		199,505,159	231,053,251

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	7	22,858,087	17,804,553
Trade accounts payable		2,989,431	3,146,931
Accrued expenses	5	1,004,719	2,320,606
Derivatives	13	-	1,287,720
Deferred revenues		351,636	346,838
Due to related companies	6	-	577,542
Total current liabilities		27,203,873	25,484,190

(Consolidated balance sheets continue on the next page)

EuroDry Ltd. and Subsidiaries
Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2022	December 31, 2023

Long-term liabilities
Long-term bank loans, net of current portion	7	58,360,169	86,123,063
Derivatives	13	-	17,769
Total long-term liabilities		58,360,169	86,140,832
Total liabilities		85,564,042	111,625,022

Commitments and contingencies	9

Shareholders’ equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,902,620 and 2,832,417 issued and outstanding, respectively)	15	29,026	28,324
Additional paid-in capital		69,438,938	68,069,724
Retained earnings		44,473,153	41,564,249
Total EuroDry Ltd. common shareholders’ equity		113,941,117	109,662,297
Non-controlling interest	16	-	9,765,932
Total shareholders’ equity		113,941,117	119,428,229
Total liabilities and shareholders’ equity		199,505,159	231,053,251

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2021, 2022 and 2023
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2021	2022	2023
Revenues
Time charter revenue		68,506,729	74,569,867	47,824,857
Voyage charter revenue		-	-	2,609,775
Commissions (including $856,334, $932,123 and $630,433, respectively, to related party)	6	(4,064,903)	(4,386,498)	(2,842,708)
Net revenue		64,441,826	70,183,369	47,591,924
Operating expenses
Voyage expenses, net	12	(755,998)	(2,025,120)	3,993,031
Vessel operating expenses (including $130,384, $207,602 and $191,655, respectively, to related party)	6, 12	13,565,092	19,333,898	20,758,708
Dry-docking expenses		97,094	4,816,558	3,404,323
Vessel depreciation	4	7,656,638	10,757,177	10,966,621
Related party management fees	6	2,350,747	2,968,073	3,281,361
General and administrative expenses (including $1,710,000, $1,460,000 and $1,350,000, respectively, to related party)	6, 10	2,638,427	3,072,583	3,459,943
Net gain on sale of vessel	4	-	(2,856,525)	-
Other operating loss	9	-	-	500,000
Bad debt expense	2	-	-	134,294
Total operating expenses		25,552,000	36,066,644	46,498,281
Operating income		38,889,826	34,116,725	1,093,643
Other income / (expenses)
Interest and other financing costs (including $79,533, $0 and $0, respectively, to related party)	6, 7	(2,339,023)	(3,853,047)	(6,486,814)
Loss on debt extinguishment		(1,647,654)	-	-
(Loss) / gain on derivatives, net	13	(3,765,619)	3,189,610	1,218,375
Interest income		10,484	46,298	897,618
Foreign exchange gain / (loss)		5,807	43,085	(5,794)
Other expenses, net		(7,736,005)	(574,054)	(4,376,615)
Net income / (loss)		31,153,821	33,542,671	(3,282,972)
Net loss attributable to the non-controlling interest	16	-	-	374,068
Dividends to Series B preferred shares		(1,085,902)	-	-
Preferred deemed dividend		(665,287)	-	-
Net income / (loss) attributable to controlling shareholders		29,402,632	33,542,671	(2,908,904)
Earnings / (loss) per share attributable to controlling shareholders – basic	11	11.63	11.66	(1.05)
Weighted average number of shares outstanding during the year, basic	11	2,528,507	2,876,320	2,763,121
Earnings / (loss) per share attributable to controlling shareholders – diluted	11	11.54	11.61	(1.05)
Weighted average number of shares outstanding during the year, diluted	11	2,548,950	2,889,991	2,763,121

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Consolidated statements of shareholders’ equity
Years ended December 31, 2021, 2022 and 2023
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	(Accumulated Deficit) / Retained Earnings	Total EuroDry Ltd. common shareholders’ equity	Non-controlling interest	Total shareholders’ equity
Balance January 1, 2021	2,348,216	23,482	53,048,060	(18,472,150)	34,599,392	-	34,599,392
Net income	-	-	-	31,153,821	31,153,821	-	31,153,821
Dividends to Series B preferred shares	-	-	-	(1,085,902)	(1,085,902)	-	(1,085,902)
Preferred deemed dividend	-	-	-	(665,287)	(665,287)	-	(665,287)
Issuance of shares sold at the market (ATM), net of issuance costs	341,017	3,410	9,739,649	-	9,743,059	-	9,743,059
Issuance of shares in connection with related party loan converted to equity	180,308	1,803	4,945,851	-	4,947,654	-	4,947,654
Issuance of restricted shares for stock incentive award and share-based compensation	49,650	497	230,147	-	230,644	-	230,644
Balance December 31, 2021	2,919,191	29,192	67,963,707	10,930,482	78,923,381	-	78,923,381
Net income	-	-	-	33,542,671	33,542,671	-	33,542,671
Issuance of shares sold at the market (ATM), net of issuance costs	65,130	651	2,684,951	-	2,685,602	-	2,685,602
Repurchase and cancelation of common shares	(140,301)	(1,403)	(1,997,859)	-	(1,999,262)	-	(1,999,262)
Issuance of restricted shares for stock incentive award and share-based compensation	58,600	586	788,139	-	788,725	-	788,725
Balance December 31, 2022	2,902,620	29,026	69,438,938	44,473,153	113,941,117	-	113,941,117
Net loss	-	-	-	(2,908,904)	(2,908,904)	(374,068)	(3,282,972)
Capital contributions made by non-controlling shareholders	-	-	-	-	-	10,140,000	10,140,000
Repurchase and cancelation of common shares	(129,303)	(1,293)	(2,029,277)	-	(2,030,570)	-	(2,030,570)
Issuance of restricted shares for stock incentive award and share-based compensation	59,100	591	797,393	-	797,984	-	797,984
Offering expenses paid	-	-	(137,330)		(137,330)	-	(137,330)
Balance December 31, 2023	2,832,417	28,324	68,069,724	41,564,249	109,662,297	9,765,932	119,428,229

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

	2021	2022	2023
Cash flows from operating activities:
Net income / (loss)	31,153,821	33,542,671	(3,282,972)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Vessel depreciation	7,656,638	10,757,177	10,966,621
Amortization and write off of deferred charges	298,329	230,589	209,110
Loss on debt extinguishment	1,647,654	-	-
Share-based compensation	230,644	788,725	797,984
Unrealized (gain) / loss on derivatives	(770,715)	(2,222,685)	3,252,230
Gain on sale of vessel	-	(2,856,525)	-
Bad debt expense	-	-	134,294
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	753,020	(6,372,798)	272,933
Prepaid expenses	(88,364)	65,373	5,644
Other receivables	(782,594)	896,737	(1,781,200)
Inventories	614,938	(287,310)	(3,060,011)
Due from related companies	-	(2,416,180)	2,416,180
Increase / (decrease) in:
Trade accounts payable	(251,260)	2,114,784	(13,382)
Accrued expenses	147,934	152,277	1,315,887
Deferred revenues	1,268,418	(1,162,907)	(4,798)
Due to related companies	(2,740,172)	(244,587)	577,542
Net cash provided by operating activities	39,138,291	32,985,341	11,806,062
Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(36,823,327)	(37,786,324)	(65,286,558)
Net proceeds from sale of vessel	-	9,387,717	(15,274)
Net cash used in investing activities	(36,823,327)	(28,398,607)	(65,301,832)

(Consolidated statements of cash flows continue on the next page)

EuroDry Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

(Continued)

	2021	2022	2023
Cash flows from financing activities:
Redemption of preferred shares	(16,606,000)	-	-
Proceeds from issuance of common stock, net of commissions paid	9,975,312	2,685,602	-
Cash paid for share repurchase	-	(1,999,262)	(2,030,570)
Offering expenses paid	(219,826)	(12,427)	(137,330)
Preferred dividends paid	(1,085,902)	-	-
Loan arrangement fees paid	(760,500)	(150,000)	(479,750)
Contributions made by non-controlling shareholders	-	-	10,140,000
Proceeds from related party loan	6,000,000	-	-
Proceeds from long-term bank loans	70,700,000	20,000,000	46,500,000
Repayment of related party loan	(2,700,000)	-	-
Repayment of long-term bank loans	(42,697,000)	(17,515,000)	(23,520,000)
Net cash provided by financing activities	22,606,084	3,008,913	30,472,350

Net increase / (decrease) in cash, cash equivalents and restricted cash	24,921,048	7,595,647	(23,023,420)
Cash, cash equivalents and restricted cash at beginning of year	4,606,318	29,527,366	37,123,013
Cash, cash equivalents and restricted cash at end of year	29,527,366	37,123,013	14,099,593
Cash Breakdown
Cash and cash equivalents	26,847,426	34,042,150	8,002,024
Restricted cash, current	459,940	1,195,863	2,797,569
Restricted cash, long term	2,220,000	1,885,000	3,300,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	29,527,366	37,123,013	14,099,593

Supplemental cash flow information
Cash paid for interest	2,147,352	3,366,221	5,950,733
Financing and investing activities fees:
Offering expenses accrued	12,427	-	-
Capital expenditures included in liabilities	28,334	44,309	230,465
Vessel sale expenses included in liabilities	-	15,274	-
Shares issued in connection with related party loan converted to equity	4,947,654	-	-

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

EuroDry Ltd. (the “Company” or “EuroDry”) was formed by Euroseas Ltd. (“Euroseas” or “former Parent Company”) on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the “Subsidiaries”) contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas’ drybulk vessels held for use as of December 31, 2017 (the “Spin-off”). On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company’s Series B Preferred Stock (the “EuroDry Series B Preferred Shares”) to holders of Euroseas’ Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. EuroDry’s common shares trade on the Nasdaq Capital Market under the ticker symbol “EDRY”.

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

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc., Family United Navigation Co. and Ergina Shipping Ltd. which, in turn, own 47.6% of the Company’s shares as of December 31, 2023. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

As of  December 31, 2023, the Company had a working capital deficit of $1.3 million, partly due to a balloon payment on the Company’s long-term debt. For the year ended  December 31, 2023, the Company reported a net loss of $3.3 million, a net loss attributable to controlling shareholders of $2.9 million and generated net cash from operating activities of $11.8 million. The Company’s cash balance amounted to $8.0 million, while cash in restricted and retention accounts amounted to $6.1 million as of  December 31, 2023. The Company intends to fund its working capital requirements via cash on hand and cash flows from operations. In the event that these sources are not sufficient, the Company  may also use funds from debt refinancing, debt balloon payment refinancing, proceeds from its on-going at-the-market offering and other equity offerings and sell vessels (where equity and liquidity will be released), if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

The Company is engaged in the ocean transportation of dry bulk through ownership and operation of dry bulk ship-owning companies. Details of the Company’s wholly or partly owned controlled subsidiaries for the year ended December 31, 2023 are set out below:

100% interest in subsidiaries

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
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
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

●

Yannis Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 12, 2023, owner of the Marshall Islands flag 63,177 DWT bulk carrier M/V “Yannis Pittas”, which was built in 2014 and acquired on October 10, 2023.

●

Ultra Limited Partner Ltd., incorporated in the Republic of the Marshall Islands on September 27, 2023, owner of 60% of the Marshall Islands companies Christos Ultra LP. and Maria Ultra LP (refer below).

●

Ultra General Partner Ltd. incorporated in the Republic of the Marshall Islands on September 27, 2023, owner of 1% of the Marshall Islands companies Christos Ultra LP. and Maria Ultra LP (refer below).

61% interest in subsidiaries

●

Christos Ultra LP., incorporated in the Republic of the Marshall Islands on September 11, 2023, owner of the Marshall Islands flag 63,197 DWT bulk carrier M/V “Christos K”, which was built in 2015 and acquired on October 25, 2023.

●

Maria Ultra LP., incorporated in the Republic of the Marshall Islands on September 11, 2023, owner of the Marshall Islands flag 63,153 DWT bulk carrier M/V “Maria”, which was built in 2015 and acquired on November 6, 2023.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

The following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2021	2022	2023
Amaggi Europe B.V.	15%	11%	17%
Tongli Shipping PTE Ltd.	11%	12%	16%
Quadra Commodities S.A.	27%	13%	-
OLAM Group	-	13%	-
Ultrabulk A/S	19%	11%	-

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The following are the significant accounting policies adopted by the Company:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of EuroDry Ltd. and its subsidiaries (collectively, the “Company”) referred to in Note 1. All intercompany balances and transactions have been eliminated on consolidation.

EuroDry as the holding company determines whether it has controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and make financial and operating decisions. EuroDry consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest.

Following the provisions of ASC 810 “Consolidation”, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity in its consolidated financial statements. The Company’s evaluation did not result in an identification of variable interest entities for the years ended December 31, 2021, 2022 and 2023.

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
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
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

Restricted cash

Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or are required to be maintained as a certain minimum cash balance per mortgaged vessel and amounts that are pledged, blocked or held as cash collateral under the Company’s borrowing arrangements or derivative contracts.

Trade accounts receivable, net

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. Bad debts are written off in the period in which they are identified. As of December 31, 2023, the Company wrote-off certain trade receivables by recording a bad debt expense for the year ended December 31, 2023 of $134,294.

Inventories

Inventories consist of lubricants and bunkers, which are stated at the lower of cost and net realizable value, which is the estimated selling price less reasonably predictable costs of disposal and transportation. Inventories are valued using the FIFO (First-In First-Out) method.

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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Expenditures for vessel repair and maintenance are charged against income in the period incurred.

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2022 and 2023.

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

Revenue and expense recognition

Revenues are generated mainly from time charter agreements or infrequently from voyage charter agreements. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight.

A minor part of the Company’s revenues may also be generated from pool arrangements. For the vessel that operated under pool arrangement during the year ended December 31, 2021 the Company does not consider itself the principal, primarily because of its lack of control over the service to be transferred to the charterer under those charter party agreements and therefore related revenues and expenses are presented net.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
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

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2021, 2022 and 2023 the duration of the Company’s time charter contracts ranged from 12 days to 3 years. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. As of December 31, 2023, all of the Company’s time charter agreements have remaining terms ranging from less than a month to 14 months based on the minimum duration of the time charter contracts and do not include any renewal options. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – Continued

The Company, making use of the practical expedient for lessors, elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The nature of the lease component and non-lease component that are combined as a result of applying the respective practical expedient are the hire rate for a bareboat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubricants. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with ASC 842.

Both the lease component and non-lease component are earned by the passage of time. Revenues under a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and are recorded in “Time charter revenue” in the consolidated statements of operations. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight line basis over the charter period.

The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires the Company’s consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is usually collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the year ended December 31, 2023 was not material.

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

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that incur from the later of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Other receivables” and are amortized on a straight-line basis as the related performance obligations are satisfied.

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
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Financing costs

Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans or for refinancing or amending existing loans, are required to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts. These costs are amortized as interest and other financing costs over the duration of the underlying loan using the effective interest method. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment pursuant to the provisions of Subtopic 470-50 “Modifications and Extinguishments”, is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

Offering expenses

Expenses directly attributable to an equity offering are deferred and are either presented against paid-in capital when the equity proceeds from the offering are received or are written-off and charged to “General and administrative expenses” in the consolidated statements of operations when it is probable that the offering will be aborted.

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
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Impairment of vessels

The Company reviews its vessels held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessels. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records a charge under “Impairment loss” in the consolidated statement of operations, to reduce the vessel’s carrying value to its fair market value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

In developing its estimates of future undiscounted net operating cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the assumptions being related to charter rates, fleet utilization, vessel operating expenses, drydocking costs, vessels’ residual value and the estimated remaining useful lives of the vessels.  These assumptions are based on historical trends as well as future expectations.

The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates, from the third year onwards. As of December 31, 2023, there were indicators of impairment for three of the Company’s vessels. As of December 31, 2023, the Company calculated the historical average rates over a 15-year period for 2023 and takes into account complete market cycles. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract. Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company’s past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company’s data for its own vessels. Specifically, the Company’s management uses the Company’s internal budget for operating expenses escalated by 2.0% per annum and the Company’s budgeted drydocking costs, assuming a five-year special survey cycle. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company’s vessel depreciation policy. The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative uses are under consideration (i.e. sale or continuing operation of a vessel).

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
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

Evaluation of purchase transactions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) attributable to controlling shareholders, after the deduction of dividends paid (in cash or in-kind) to preferred shareholders, if any, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2022 and 2023, are considered contingently returnable until the restrictions lapse and are not included in the basic earnings / (loss) per share attributable to controlling shareholders calculation until the shares are vested.

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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

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

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, and an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023-07 also requires that all segment-related disclosures required by FASB Topic 280 (Segment Reporting) be made by entities that have a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 and early adoption is permitted. The Company does not believe the  adoption of ASU No. 2023-07 will have a material effect on its financial position, results of operations and cash flows.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:

	December 31, 2022	December 31, 2023
Lubricants	1,057,652	1,370,033
Bunkers	-	2,747,630
Total	1,057,652	4,117,663

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2022	175,645,852	(47,153,033)	128,492,819
- Depreciation for the year	-	(10,757,177)	(10,757,177)
- Vessel acquisitions and improvements	37,802,299	-	37,802,299
- Sale of vessel	(28,079,236)	21,563,318	(6,515,918)
Balance, December 31, 2022	185,368,915	(36,346,892)	149,022,023
- Depreciation for the year	-	(10,966,621)	(10,966,621)
- Vessel acquisitions and improvements	65,472,714	-	65,472,714
Balance, December 31, 2023	250,841,629	(47,313,513)	203,528,116

During the year ended  December 31, 2022, M/V “Tasos” completed the installation of its Water Ballast Treatment system onboard for a total cost of $0.61 million. For the year ended December 31, 2022, certain of the Company’s vessels were equipped with a number of smart monitoring systems for a total cost of $0.22 million. The Company continued the installation of smart monitoring systems within 2023 as well for total cost of $0.13 million. All these installations were qualified as vessel improvements and were therefore capitalized.

Vessels acquired / delivered

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

On September 8, 2023, Yannis Navigation Ltd. signed a memorandum of agreement to purchase M/V “Yannis Pittas”, a 63,177 DWT 2014-built drybulk carrier, for a purchase price plus costs to make the vessel available for use of $21,144,816. M/V “Yannis Pittas” was delivered to the Company on October 10, 2023.

On September 8, 2023, Christos Ultra LP., signed a memorandum of agreement to purchase M/V “Christos K”, a 63,197 DWT 2015-built drybulk carrier, for a purchase price plus costs to make the vessel available for use of $22,095,232. M/V “Christos K” was delivered to the Company on October 25, 2023.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - Continued

On September 8, 2023, Maria Ultra LP., signed a memorandum of agreement to purchase M/V “Maria”, a 63,153 DWT 2015-built drybulk carrier, for a purchase price plus costs to make the vessel available for use of $22,103,421. M/V “Maria” was delivered to the Company on November 6, 2023.

Sale of vessels

On September 8, 2022, Pantelis Shipping Corp. signed a memorandum of agreement to sell M/V “Pantelis” a 74,020 DWT 2000-built drybulk carrier, for an amount, net of expenses paid, of $9,372,443. M/V “Pantelis” was delivered to her new owners on October 17, 2022. The Company decided to sell this vessel to concentrate its drybulk fleet on more modern, eco-built, fuel-efficient vessels, in alignment with its overall Environmental, Social and Governance (“ESG”) strategy. The Company recorded a gain on sale of $2,856,525, presented in the “Net gain on sale of vessel” line in the “Operating Expenses” section of the consolidated statement of operations for the year ended  December 31, 2022.

Impairment analysis

In light of the prevailing conditions in the shipping industry, as of December 31, 2022 and 2023, the Company performed the undiscounted cash flow test for those operating vessels whose carrying values were above their respective market values and determined that the net book value of its vessels held for use was recoverable.

As of December 31, 2023, all vessels are mortgaged as collateral under the Company’s loan agreements (see Note 7).

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

5.	Accrued Expenses

The accrued expenses consist of:

	December 31, 2022	December 31, 2023

Accrued payroll expenses	61,714	342,056
Accrued interest expense	500,664	877,635
Accrued general and administrative expenses	107,755	107,197
Accrued commissions	71,139	91,277
Other accrued expenses	263,447	902,441
Total	1,004,719	2,320,606

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions

Each of the Company’s vessel owning companies is party to a management agreement with one of the Managers (see Note 1), both of which are controlled by members of the Pittas family, whereby the Managers provide technical and commercial vessel management for a fixed daily management fee (see below), under the Company’s Master Management Agreements (“MMAs”). An additional fixed management fee (see below) is paid to the Managers for the provision of management executive services.

The Company’s MMAs with the Managers provide for an annual adjustment of the daily vessel management fee due to inflation to take effect  January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up. The MMA is terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party.  The MMAs, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMAs, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with one of the Managers, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

EuroDry signed new MMAs with the Managers which took effect after the completion of the Spin-off for an additional five-year term until  May 30, 2023 on substantially the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. For the year ended December 31, 2021, the daily management fee amounted to Euro 685 per vessel in operation and Euro 342.5 per day per vessel in lay-up for the year ended December 31, 2021, to be adjusted annually for inflation in Eurozone. From  January 1, 2022, the vessel fixed management fee was adjusted for inflation at Euro 720 per day per vessel in operation and Euro 360 per day per vessel in lay-up and the MMA was extended for a further five-year term until January 1, 2028. From  January 1, 2023, the vessel fixed management fee was adjusted for inflation at Euro 775 (approximately $853, using the exchange rate as of  December 31, 2023, which was $1.10 per euro) per day per vessel in operation and Euro 387.5 (approximately $426, using the exchange rate as of  December 31, 2023, which was $1.10 per euro) per day per vessel in lay-up. From  January 1, 2024, the vessel fixed management fee was adjusted for inflation at Euro 810 (approximately $891, using the exchange rate as of  December 31, 2023, which was $1.10 per euro) per day per vessel in operation and Euro 405 (approximately $446, using the exchange rate as of  December 31, 2023, which was $1.10 per euro) per day per vessel in lay-up.

Vessel management fees paid to the Managers amounted to $2,350,747, $2,968,073 and $3,281,361 in 2021, 2022 and 2023, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions - Continued

The vessels M/V “Xenia”, M/V “Alexandros P.”, M/V “Tasos”, M/V “Ekaterini”, M/V “Maria” and M/V “Christos K” are managed by Eurobulk FE, which provides technical, commercial and accounting services for the same daily vessel management fee as noted above. The remaining fleet of the Company (M/V “Eirini P.”, M/V “Good Heart”, M/V “Blessed Luck”, M/V “Starlight”, M/V “Molyvos Luck”, M/V “Santa Cruz” and M/V “Yannis Pittas”) is managed by Eurobulk.

In addition to the vessel management services, the Manager provides executive services to the Company. The amount of executive compensation was $1,250,000 for the years ended December 31, 2021 and 2022. The executive management fee is adjusted annually for Eurozone inflation every January 1. For the year ended December 31, 2023 the amount for the executive compensation, before bonuses, was increased to $1,350,000 to account for inflation. For the year 2024 the amount for the executive compensation, before bonuses, was increased to $1,400,000 to account for inflation. For the years ended December 31, 2021, 2022 and 2023, the Company paid an additional special bonus to the Manager’s employees, affiliated subcontractors and consultants of $460,000, $210,000 and nil, respectively, for a total amount of executive management fees of $1,710,000, $1,460,000 and $1,350,000, respectively These amounts are recorded in “General and administrative expenses” in the consolidated statements of operations.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the ship-owning companies by the Managers during the normal course of operations for which a right of off-set exists.  As of December 31, 2022, the amount due from related companies was $2,416,180. As of December 31, 2023 the amount due to related companies was $577,542. Based on the MMAs, an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of the quarter or at the end of the previous quarter to the respective Manager.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A. (“Eurochart”), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart’s services. During 2021, the Company paid to Eurochart commissions of $365,000 for the acquisitions of M/V “Blessed Luck” and M/V “Good Heart”, which were agreed to be paid by the buyers, as per the relevant memoranda of agreement entered into with the sellers, and are capitalized as part of the vessel cost. During 2022, the Company paid to Eurochart commissions of $210,000 for the acquisition of M/V “Molyvos Luck” which is capitalized as part of the vessel cost. In  April 2022, the Company withheld the amount of $157,500 from the sellers of M/V “Santa Cruz”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessel. Commission paid by the Company to Eurochart for the sale of M/V Pantelis amounted to $96,750 in 2022, recorded in “Net gain on sale of vessel” in the consolidated statement of operations. In  October and November 2023, the Company withheld the amount of $650,000 from the sellers of M/V “Maria”, M/V “Christos K” and M/V “Yannis Pittas”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessels. Commissions to Eurochart for chartering services totaled $856,334, $932,123 and $630,433 in 2021, 2022 and 2023, respectively, recorded in “Commissions” in the consolidated statements of operations.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions - Continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $43,478 and $86,906 in 2021, $69,205 and $138,397 in 2022, and $63,237 and $128,418 in 2023, respectively.  These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

On October 13, 2023 Christos Ultra LP and Maria Ultra LP, owners of M/V “Christos K” and M/V “Maria”, signed with Eurobulk Ltd. an administration contract under which Eurobulk Ltd. will receive an amount of $15,000 per business year in order to provide various accounting and business transactions. The amount of $4,600 calculated pro rata for the year 2023 was paid to Eurobulk Ltd. in April 2024. Additionally Christos Ultra LP and Maria Ultra LP, paid a lump sum fee of $110,000 to Eurobulk Ltd. for its assistance to secure the financing of the two vessels. The specific amount was recorded as a loan arrangement fee paid for the year ended December 31, 2023.

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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans

These consist of bank loans of the ship-owning companies and are as follows:

Borrower		December 31, 2022	December 31, 2023
Kamsarmax Two Shipping Ltd.	(a)	11,950,000	13,520,000
Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	(b)	23,200,000	21,200,000
Eirini Shipping Ltd.	(c)	3,530,000	2,690,000
Light Shipping Ltd. / Good Heart Shipping Ltd.	(d)	17,000,000	14,600,000
Blessed Luck Shipowners Ltd.	(e)	4,750,000	3,750,000
Areti Shipping Ltd.	(f)	2,400,000	1,000,000
Molyvos Shipping Ltd. / Santa Cruz Shipowners Ltd.	(g)	19,025,000	15,575,000
Yannis Navigation Ltd.	(h)	-	10,500,000
Christos Ultra LP. / Maria Ultra LP.	(i)	-	22,000,000
		81,855,000	104,835,000
Less: Current portion		(23,040,000)	(18,050,000)
Long-term portion		58,815,000	86,785,000
Deferred charges, current portion		181,913	245,447
Deferred charges, long-term portion		454,831	661,937
Long-term bank loans, current portion net of deferred charges		22,858,087	17,804,553
Long-term bank loans, long-term portion net of deferred charges		58,360,169	86,123,063

The future annual loan repayments are as follows:

To December 31:
2024	18,050,000
2025	9,650,000
2026	9,670,000
2027	46,965,000
2028	3,000,000
Thereafter	17,500,000
Total	104,835,000

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans - Continued

(a)

On April 27, 2018, the Company signed a term loan facility with HSBC Bank Plc. and a loan of $18.4 million was drawn by Kamsarmax Two Shipping Ltd. on April 30, 2018 to finance 70% of the construction cost but no more than 70% of the market value of M/V “Ekaterini”, subject to the existence of a time charter at the time of drawdown for a minimum period of 24 months approved by the lender. The loan was payable in twenty consecutive quarterly installments commencing from July 2018, eight in the amount of $400,000 and twelve in the amount of $325,000, with a $11,300,000 balloon payment to be paid together with the last installment in April 2023.  The loan bore interest at LIBOR plus a margin of 2.80%. The loan was secured with (i) first priority mortgage over M/V “Ekaterini”, (ii) first assignment of earnings and insurance of M/V "Ekaterini" and (iii) other covenants and guarantees similar to the remaining loans of the Company. On March 3, 2023, the Company repaid the full amount of outstanding indebtedness amounting to $11,625,000 by using own funds. M/V “Ekaterini” was released from its mortgage.

On June 20, 2023, the Company signed a term loan facility with Hamburg Commercial Bank AG. and a loan of $14,000,000 was drawn by Kamsarmax Two Shipping Ltd. on June 23, 2023 to finance up to 52.5% of the market value of M/V “Ekaterini”. The loan is payable in sixteen consecutive quarterly installments of $240,000 each commencing from June 2023, with a $10,160,000 balloon payment to be paid together with the last installment in June 2027. The loan bears interest at term Secured Overnight Financing Rate (“term SOFR”) plus a margin of 2.50%. The loan is secured with (i) first priority mortgage over M/V “Ekaterini”, (ii) first assignment of earnings and insurance of M/V "Ekaterini" and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $126,000 for this loan.

(b)

On January 27, 2021, the Company signed a term loan facility with Eurobank S.A. for an amount of up to $26,700,000, in order to refinance the existing indebtedness of M/V “Xenia” and M/V “Alexandros P.”, amounting to $22,482,000 as of the date of refinancing, and for working capital purposes, including the partial redemption of the Company’s Series B Preferred Shares. The facility was available in two tranches.  The first tranche of $13,815,000 was drawn on January 27, 2021 and the second tranche of $12,885,000 was drawn on January 29, 2021 by Kamsarmax One Shipping Ltd. and Ultra One Shipping Ltd. as the borrowers. The loan is payable in twenty-four consecutive quarterly instalments of $500,000 each, followed by a balloon payment of $14,700,000 to be paid together with the last installment in January 2027. The loan bears interest at SOFR plus credit adjustment spread plus a margin of 2.75%. The loan is secured with the following: (i) first priority mortgages over M/V “Xenia” and M/V “Alexandros P.”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $300,000 for this loan.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans - Continued

(c)

On February 22, 2021, the Company signed a term loan facility with Sinopac Capital International (HK) Limited for an amount of up to $5,000,000, in order to refinance the existing indebtedness of M/V “Eirini P”, amounting to $3,300,000 as of the date of the refinancing, and for working capital purposes. An aggregate amount of $5,000,000 was drawn on February 24, 2021 by Eirini Shipping Ltd. as the borrower. The loan is payable in twenty consecutive quarterly instalments of $210,000 each, followed by a balloon payment of $800,000 to be paid together with the last installment in February 2026. The loan bears interest at SOFR plus credit adjustment spread plus a margin of 3.60%. The loan is secured with the following: (i) first priority mortgage over M/V “Eirini P”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $100,000 for this loan.

(d)

On September 30, 2021, the Company signed a term loan facility with the National Bank of Greece S.A. (“NBG”) and a loan of $22,000,000 was drawn by Light Shipping Ltd. and Good Heart Shipping Ltd. in order to refinance the existing indebtedness of M/V “Starlight”, amounting to $8,700,000 as of the date of the refinancing, and to post-delivery finance part of the acquisition cost of M/V “Good Heart”. The loan is payable in twenty four consecutive quarterly instalments, comprising four installments of $1,100,000 and eight installments of $600,000, followed by an interim balloon payment of $2,400,000 payable together with the 12th installment, then four installments of $200,000, six installments of $150,000 and two last installments of $100,000, followed by a balloon payment of $8,500,000 to be paid together with the last installment in September 2027. The loan bears interest at SOFR plus credit adjustment spread plus a margin of 2.75%. The loan is secured with the following: (i) first priority mortgages over M/V “Starlight” and M/V “Good Heart”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $176,000 for this loan.

(e)

On August 12, 2021, the Company signed a term loan facility with Piraeus Bank S.A. and drew a loan of $8,000,000 for Blessed Luck Shipowners Ltd., in order to post-delivery finance part of the acquisition cost of M/V “Blessed Luck”. The loan is payable in twelve consecutive quarterly instalments, the first four in the amount of $750,000 each and the next eight in the amount of $250,000 each, followed by a balloon payment of $3,000,000 to be paid together with the last installment in August 2024. The loan bears interest at SOFR plus credit adjustment spread plus a margin of 2.70%. The loan is secured with the following: (i) first priority mortgage over M/V “Blessed Luck”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $72,000 for this loan.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans - Continued

(f)

On October 6, 2021, the Company signed a term loan facility with Chailease International Financial Services (Singapore) PTE. LTD. and on October 14, 2021 a loan of $9,000,000 was drawn by Areti Shipping Ltd. and Pantelis Shipping Ltd. in order to refinance the existing indebtedness of M/V “Tasos” and M/V “Pantelis”. The loan is payable in thirty-six consecutive monthly instalments, the first eighteen in the amount of $300,000 and the next eighteen in the amount of $200,000 each. The loan bears interest at SOFR plus a margin of 3.50%. In October 2022, the Company sold M/V “Pantelis” used as a collateral to the loan. The amount of $2,850,000 was prepaid and the vessel was released from its mortgage. Following the above prepayment, the monthly principal installments were reduced to $150,000 until April 2023, followed by eighteen monthly instalments of $100,000 each. The loan is secured with the following: (i) first priority mortgage over M/V “Tasos”, (ii) first assignment of earnings and insurance of M/V “Tasos” and (iii) other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $112,500 for this loan.

(g)

On September 30, 2022, the Company signed a term loan facility with Piraeus Bank S.A. and a loan of $20,000,000 was drawn by Molyvos Shipping Ltd. and  Santa Cruz Shipowners Ltd. in order to post-delivery finance part of the acquisition cost of M/V “Molyvos Luck and M/V “Santa Cruz”. The loan is payable in twenty consecutive quarterly installments, the first four instalments in the amount of $975,000 each and the next sixteen in the amount of $525,000 each, followed by a balloon instalment of $7,700,000, payable together with the last instalment. The loan bears interest at term SOFR plus credit adjustment spread plus a margin of 2.25%. The loan is secured with the following: (i) first priority mortgages over M/V “Molyvos Luck” and M/V “Santa Cruz”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $150,000 for this loan.

(h)

On October 12, 2023, the Company signed a term loan facility with Eurobank S.A. and a loan of $10,500,000 was drawn by Yannis Navigation Ltd. in order to finance part of the acquisition cost of M/V “Yannis Pittas”. The loan is payable in twenty four consecutive quarterly installments, of $250,000, followed by a balloon instalment of $4,500,000, payable together with the last instalment. The loan bears interest at term SOFR plus a margin of 2.0%. The loan is secured with the following: (i) first priority mortgage over M/V “Yannis Pittas”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $78,750 for this loan.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans - Continued

(i)

On October 23, 2023, the Company signed a term loan facility with Eurobank S.A. and a loan of $22,000,000 was drawn by Christos Ultra LP. and Maria Ultra LP. in order to finance part of the acquisition cost of M/V “Christos K” and M/V “Maria”. The loan is payable in twenty four consecutive quarterly installments, of $500,000, followed by a balloon instalment of $10,000,000, payable together with the last instalment. The loan bears interest at term Secured Overnight Financing Rate (“term SOFR”) plus a margin of 2.1%. The loan is secured with the following: (i) first priority mortgages over M/V “Christos K” and M/V “Maria”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $165,000 for this loan.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits (including the cash collateral required under certain of the Company’s FFAs, as described in Note 13) amounted to $3,080,863 and $6,097,569 as of December 31, 2022 and 2023, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2023, all the debt covenants are satisfied.

The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, ceased all other U.S. Dollar LIBOR tenors on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new debt agreements the Company entered into did not use LIBOR as an interest rate, and the Company transitioned its existing loan agreements and interest rate swap agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans - Continued

In response to the anticipated discontinuation of LIBOR, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, selected an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets and the one used following the transition away from LIBOR. The impact of such a transition from LIBOR to SOFR was not significant for the Company. In light of the transition the Company added fallback language to existing debt tied to LIBOR and in some cases agreed to pricing adjustments in its credit agreements. In particular, in certain cases the fallback language provides for the implementation of the so called “hardwire approach” where even the pricing adjustment (the Credit Adjustment Spread or “CAS”) is agreed to in advance, and in other cases the fallback language provides for a negotiation framework and timing in advance of the expected transition. As of December 31, 2023, the Company’s obligations under its credit facilities which accrue interest are based on SOFR.

Interest expense for the years ended December 31, 2021, 2022 and 2023 amounted to $2,040,694, $3,622,458 and $6,277,704, respectively.

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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

8.	Income Taxes - Continued

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

For the taxable years 2021 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income. For the taxable year 2022 and 2023, the Company believes that it was subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2022 and 2023 taxable year because the nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year.

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

On  April 29, 2023, M/V “Good Heart” was detained at Corpus Christi by the United States Coast Guard for certain deficiencies. The deficiencies were rectified, and the vessel was able to sail in early  June 2023 after EuroDry provided two corporate guarantees for $2 million each on behalf of the owner and the manager of the vessel for alleged MARPOL violations. Due to the detention the vessel was off hire for about 48 days which resulted in the loss of the vessel’s laycan period and the cancelation of her charter fixture; additionally, a provision of $0.5 million was taken for anticipated costs relating to the incident presented as “Other operating loss” in the consolidated statement of operations for the year ended  December 31, 2023, which further affected operating results. The Company and the Manager with the assistance of their US counsel are in active negotiations with the US Department of Justice in an effort to settle this matter out of court. As of the date of the issuance of these financial statements there is no pending litigation for the aforementioned incident.

As of December 31, 2023, future gross minimum revenues under non-cancellable time charter agreements total $9.7 million. The amount of $8.8 million is due in the year ending December 31, 2024 and another $0.9 million due in the year ending December 31, 2025. Future gross minimum revenues also include revenues deriving from an index linked charter agreement using the index rate at the commencement date of the agreement, in compliance with ASC 842. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

10.	Stock Incentive Plan

In May 2018, the Company’s Board of Directors approved an equity incentive plan (the “May 2018 Plan”). The May 2018 Plan was administered by the Company’s Board of Directors which could make awards totaling in aggregate up to 150,000 shares over five years after the May 2018 Plan’s adoption date. In November 2022, the Company’s Board of Directors approved a subsequent equity incentive plan (the “November 2022 Plan”) after the shares of the May 2018 Plan were awarded. The November 2022 Plan will be also administered by the Company’s Board of Directors which can make awards totaling in aggregate up to 200,000 shares over five years after the November 2022 Plan’s adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) to the Company and its subsidiaries and affiliates (collectively, “key persons”) will be eligible to receive awards under the equity incentive plan.  Awards may be made under the November 2022 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the May 2018 Plan and November 2022 Plan are noted below.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
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

On November 3, 2022 an award of 58,600 non-vested restricted shares, was made to 30 key persons of which 50% vested on November 16, 2023 and the remaining 50% will vest on November 15, 2024; awards to officers and directors amounted to 29,600 shares and the remaining 29,000 shares were awarded to employees of Eurobulk.

On November 10, 2023 an award of 59,100 non-vested restricted shares, was made to 31 key persons of which 50% will vest on July 1, 2024 and the remaining 50% will vest on July 1, 2025; awards to officers and directors amounted to 29,600 shares and the remaining 29,500 shares were awarded to employees of Eurobulk.

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
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

10.	Stock Incentive Plan - Continued

The compensation cost that has been charged against income for awards was $230,644, $788,725 and $797,984, for the years ended December 31, 2021, 2022 and 2023, respectively, and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards. There were no forfeitures of non-vested shares during the years ended December 31, 2021, 2022 and 2023.

A summary of the status of the Company’s non-vested shares as of December 31, 2021, 2022 and 2023, and the movement during the years ended December 31, 2021, 2022 and 2023, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value

Non-vested on January 1, 2021	56,745	5.10
Granted	49,650	20.81
Vested	(34,295)	5.62
Non-vested on December 31, 2021	72,100	15.67

Non-vested on January 1, 2022	72,100	15.67
Granted	58,600	13.95
Vested	(47,750)	14.48
Non-vested on December 31, 2022	82,950	15.14

Non-vested on January 1, 2023	82,950	15.14
Granted	59,100	14.97
Vested	(53,650)	15.79
Non-vested on December 31, 2023	88,400	14.63

As of December 31, 2023, there was $1,159,662 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the November 2022 Plan and is expected to be recognized over a weighted-average period of 0.784 years. The total fair value at grant-date of shares granted during the years ended December 31, 2021, 2022 and 2023 was $1,033,217, $817,470 and $884,727, respectively. The total fair value of shares vested based on the share price as of the date of vesting was $803,188, $919,772 and $791,881 during the years ended December 31, 2021, 2022 and 2023, respectively.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

11.	Earnings / (Loss) per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2021	2022	2023
Income:
Net income / (loss)	31,153,821	33,542,671	(3,282,972)
Dividends to Series B preferred shares	(1,085,902)	-	-
Preferred deemed dividend	(665,287)	-	-
Net loss attributable to the non-controlling interest	-	-	374,068
Net income / (loss) attributable to controlling shareholders	29,402,632	33,542,671	(2,908,904)
Weighted average common shares – outstanding, basic	2,528,507	2,876,320	2,763,121
Basic earnings / (loss) per share	11.63	11.66	(1.05)

Effect of dilutive securities:
Dilutive effect of non-vested shares	20,443	13,671	-
Weighted average common shares – outstanding, diluted	2,548,950	2,889,991	2,763,121
Diluted earnings / (loss) per share	11.54	11.61	(1.05)

For the year ended December 31, 2023, during which the Company incurred losses, the effect of 88,400 non-vested stock awards was anti-dilutive. Hence for the year ended December 31, 2023, “Basic loss per share” equals “Diluted loss per share.”

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

12.	Voyage Expenses, net and Vessel Operating Expenses

These consist of:

	Year ended December 31,
	2021	2022	2023
Voyage expenses, net
Port charges and canal dues	209,405	478,205	1,261,245
Bunkers consumption (including gain on bunkers)	(965,403)	(2,503,325)	2,731,786
Total	(755,998)	(2,025,120)	3,993,031

Vessel operating expenses
Crew wages and related costs	8,046,730	10,906,231	11,032,888
Insurance	1,300,050	1,895,004	2,060,324
Repairs and maintenance	397,551	640,672	1,149,488
Lubricants	866,772	1,195,526	1,286,046
Spares and consumable stores	2,055,920	3,367,528	3,496,958
Professional and legal fees	369,758	498,687	794,269
Other	528,311	830,250	938,735
Total	13,565,092	19,333,898	20,758,708

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

13.	Derivative Financial Instruments

Interest rate swaps

Effective  August 8, 2017, Euroseas Ltd. entered into a five year interest rate swap with HSBC Bank Plc. (“HSBC”) for a notional amount of $5.0 million, in order to manage interest costs and the risk associated with changing interest rates of the loans associated with M/V “Eirini P.”, M/V “Tasos” and M/V “Pantelis”, which therefore was allocated to the Company. Under the terms of the swap, HSBC made a quarterly payment to the Company equal to the 3-month LIBOR while the Company paid an adjustable rate averaging 1.93% (more specifically, the Company paid the fixed rate of 1.40% until  August 8, 2018, then 1.75% until  August 8, 2019, then 1.85% until  August 8, 2020 and then 2.32% until  August 8, 2022) based on the notional amount. The swap agreement was novated to the Company on  May 30, 2018.

On July 24, 2018, the Company entered into an interest rate swap with HSBC for a notional amount of $5.0 million, with inception date on July 24, 2018 and maturity date on July 24, 2023. Under this contract, HSBC made a quarterly payment to the Company equal to the 3-month LIBOR while the Company paid a fixed rate of 2.93% based on the notional amount.

On April 9, 2020, the Company entered into an interest rate swap with HSBC for a notional amount of $10.0 million, with inception date on April 15, 2020 and maturity date on April 15, 2025. Under this contract, HSBC made a quarterly payment to the Company equal to the 3-month LIBOR while the Company paid a fixed rate of 0.737% based on the notional amount.

On October 12, 2021, the Company entered into an interest rate swap with HSBC for a notional amount of $10.0 million, with inception date on October 14, 2021 and maturity date on October 14, 2025. Under this contract, HSBC made a quarterly payment to the Company equal to the 3-month LIBOR while the Company paid a fixed rate of 1.032% based on the notional amount.

In March 2023, the Company decided to liquidate its position into the three aforementioned SWAP agreements realizing a gain of $1.6 million.

On June 17, 2022, the Company entered into an interest rate swap with NBG for a notional amount of $10.0 million, with inception date on January 3, 2023 and maturity date on January 3, 2028. Under this contract, NBG makes a quarterly payment to the Company equal to the 3-month SOFR while the Company pays a fixed rate of 3.189% based on the notional amount.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

13.	Derivative Financial Instruments - Continued

The interest rate swaps did not qualify for hedge accounting as of December 31, 2022 and 2023.

Freight Forward Agreements (“FFA”)

In the first quarter of 2021 the Company entered into four FFA contracts on the Baltic Panamax Index (“BPI”) (a contract for the first three calendar months of 2021, totaling 30 days at an average TCE rate of $10,650, a contract for the first three calendar months of 2021, totaling 30 days at an average TCE rate of $11,050, a contract for the first three calendar months of 2021, totaling 30 days at an average TCE rate of $12,500 and a contract for the last three quarters of 2021, totaling 270 days at an average rate of $12,550). In the fourth quarter of 2021 the Company entered into an additional FFA contract on the BPI for the first three calendar months of 2022, totaling 90 days at an average rate of $31,350, which was closed in December 2021.

In the second quarter of 2022 the Company entered into an FFA contract on the BPI (a contract for July, August and September of 2022, totaling 90 days at an average TCE rate of $28,175). In the fourth quarter of 2022 the Company entered into an FFA contract on the BPI for the first three calendar months of 2023, totaling 90 days at an average rate of $12,000.

In the first quarter of 2023 the Company entered into four FFA contracts on the BPI (a contract for April, May and June of 2023, totaling 90 days at an average TCE rate of $16,500, a contract for April, May and June of 2023, totaling 90 days at an average TCE rate of $17,750, a contract for July, August and September of 2023, totaling 90 days at an average TCE rate of $16,250 and a contract for July, August and September of 2023, totaling 90 days at an average TCE rate of $17,500). In the fourth quarter of 2023 the Company entered into three additional contracts on the BPI (a contract for the first three calendar months of 2024, totaling 90 days at an average TCE rate of $10,100, a contract for the first three calendar months of 2024, totaling 90 days at an average TCE rate of $10,000 and a contract for the first three calendar months of 2024, totaling 90 days at an average TCE rate of $10,675).

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

The FFA contracts did not qualify for hedge accounting. The Company follows guidance relating to “Fair value measurements” to calculate the fair value of the FFA contracts (see Note 14).

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

13.	Derivative Financial Instruments – Continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2022	December 31, 2023
Interest rate swap contracts	Current assets - Derivatives	1,396,568	196,627
FFA contract	Current assets - Derivatives	40,830	-
Interest rate swap contracts	Long-term assets – Derivatives	705,970	-
Total derivative assets		2,143,368	196,627
FFA contracts	Current liabilities – Derivatives	-	1,287,720
Interest rate swap contracts	Long-term liabilities – Derivatives	-	17,769
Total derivative liabilities		-	1,305,489

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
Interest rate swap contracts– Unrealized gain / (loss)	(Loss) / gain on derivatives, net	636,705	2,181,855	(1,923,681)
Interest rate swap contracts - Realized (loss) / gain	(Loss) / gain on derivatives, net	(301,905)	(137,915)	1,941,446
FFA contracts – Unrealized gain / (loss)	(Loss) / gain on derivatives, net	134,010	40,830	(1,328,550)
FFA contracts– Realized (loss) / gain	(Loss) / gain on derivatives, net	(4,234,429)	1,104,840	2,529,160
Total (loss) / gain on derivatives, net		(3,765,619)	3,189,610	1,218,375

The Company’s FFA contracts discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2022 and 2023 amounted to $283,800 and $928,658, respectively, and are included within “Restricted cash” under "Current assets" in the consolidated balance sheets.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

14.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and derivatives. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, accrued expenses and amount due to related companies.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals, the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 13 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of the derivative under "(Loss) / gain on derivatives, net" in the consolidated statements of operations. As of December 31, 2023, the Company had one open interest rate swap contracts for a notional amount of $10.0 million and hence, the Company is exposed to increases in interest rates on the remaining amount of its interest-bearing debt.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

14.	Financial Instruments - Continued

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

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash, trade accounts payable, accrued expenses and amount due from /to related companies approximate their individual carrying amounts as of December 31, 2022 and 2023, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of December 31, 2023, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the SOFR.

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

14.	Financial Instruments - Continued

The fair value of the Company’s  in FFA contracts is determined based on quoted prices from the applicable exchanges and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based SOFR swap rates.  SOFR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2023
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	$196,627	-	$196,627	-
Liabilities
FFA contract, current portion	$1,287,720	$1,287,720
Interest rate swap contracts, long term portion	$17,769	-	$17,769	-

	Fair Value Measurement as of December 31, 2022
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	$1,396,568	-	$1,396,568	-
Interest rate swap contracts, long term portion	$705,970	-	$705,970	-
FFA contract, current portion	$40,830	$40,830

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

15.	Common stock

As per the Company’s Amended and Restated Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock, par value $0.01 per share.

Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that  may be voted upon by their holders at meetings of the shareholders. Subject to preferences that  may be applicable to any outstanding preferred shares, holders of the Company’s common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of the Company’s assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of the Company’s common stock when issued will be fully paid for and non-assessable. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which the Company has issued or  may issue in the future.

During the year ended December 31, 2021, following the Company’s prospectus supplement filed with the SEC on  June 10, 2021, as further supplemented by the prospectus dated  October 12, 2021, the Company issued and sold at-the-market (ATM) 341,017 shares of common stock for gross proceeds net of commissions of $9.98 million.

On  June 4, 2021, the Company received notice from Ergina Shipping Ltd., which had provided EuroDry with a loan of $6.0 million in  May 2021, whereby Ergina Shipping Ltd. exercised its right to convert part of the outstanding balance of the loan of $3.3 million into common shares of the Company as per the terms of the loan. As a result, the Company issued 180,308 common shares to Ergina Shipping Ltd. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan (see Note 6).

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

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

15.	Common stock - Continued

On August 8, 2022, the Company announced that its Board of Directors has approved a share repurchase program for up to a total of $10 million of the Company's common stock.  The original repurchase program approved in August 2022 had an initial duration of 12 months and was extended in August 2023 for an additional 12-month period. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and  may be suspended or reinstated at any time at the Company's discretion and without notice. During the year ended  December 31, 2022, the Company under its share repurchase program repurchased and cancelled 140,301 common shares, in open market transactions, for an aggregate consideration of approximately $2.0 million. During the year ended December 31, 2023, the Company under its share repurchase program repurchased and cancelled 129,303 common shares, in open market transactions, for an aggregate consideration of approximately $2.0 million.

On October 10, 2023, the Company filed a prospectus supplement with the SEC and Company signed an equity distribution agreement with Alliance Global Partners (A.G.P.) in connection with the Company’s at-the-market offering program. Under this agreement the Company proposes to issue and sell through A.G.P. (as a sales agent) common shares, par value $0.01 per share, of the Company having an aggregate offering price up to $6,680,000. The shares consist entirely of authorized but unissued common shares to be issued and sold by the Company. During the year ended December 31, 2023 no transaction has been completed under this agreement.

During the year ended  December 31, 2022, the Company issued 58,600 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plan (Note 10).

During the year ended  December 31, 2023, the Company issued 59,100 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plan (Note 10).

EuroDry Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2022 and 2023 and for the
years ended December 31, 2021, 2022 and 2023
(All amounts expressed in U.S. Dollars)

16.	Non-controlling interests in Subsidiaries

In October 2023, the Company agreed with a number of investors represented by NRP Project Finance AS (“NRP Investors”) to acquire M/V “Maria” and M/V “Christos K” from unrelated third parties, and NRP investors would acquire a non-controlling interest of 39% for a capital contribution of $10,140,000 in the respective vessel-owning companies, with the Company holding the remaining 61% controlling interest. Net loss attributable to the non-controlling interest for the year ended December 31, 2023 was $374,068, which was in full allocated to and reduced the “Non-controlling interest” presented in the consolidated balance sheet.

17.	Subsequent events

Share repurchase program: During January, February and March 2024, the Company under its share repurchase program, repurchased 30,042 shares of common stock for an amount, including expenses, of $0.67 million.