Form 20-F
period 2024-12-31
EuroDry Ltd.
filed 2025-05-15
CIK 1731388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

FORM 20-F

_________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from           to

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
2,826,697 common shares, $0.01 par value

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

●

General political conditions or events, including “trade wars”, acts of terrorism and other hostilities, including piracy, the war between Russia and Ukraine, the war between Israel and Hamas and the trade disruption in the Red Sea region;

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

Risk Factors Summary

●	The uncertainties in global and regional demand for dry bulk trade;

●	The volatile drybulk shipping market and difficulty in finding profitable charters for our vessels;

●	Fluctuations in our stock price as a result of volatility in securities markets;

●

The impact of pandemics and epidemics and resulting disruptions to the Company and the international shipping industry could negatively affect our business, results of operations or financial condition;

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

We are an independent shipping company that operates in the drybulk shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for the types of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, economic slowdowns caused by public health events such as global pandemics and epidemics, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs and patterns. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.

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

Over the period 2020 to 2024, the BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) fluctuated around an average of 1,066 points in 2020, an average of 2,943 points in 2021, an average of 1,933 points in 2022, an average of 1,378 in 2023 and an average of 1,755 in 2024. The industry is cyclical in nature due to seasonal fluctuations, market adjustments in supply of and demand for drybulk vessels and trade disruptions. The market could experience a downturn in case of a new pandemic, or as a result of the war between Russia and Ukraine, the war between Israel and Hamas and the Red Sea trade disruption, or for a number of other reasons. For example, in 2008, the BDI had reached an all-time high of 11,793 points, while in 2016, it had reached an all-time low of 290 points. 2021 was a very strong year for the dry bulk market compared to the last decade, as the COVID-19 pandemic, low orderbook and high demand for drybulk trade created a more favorable market environment. In March 2021, the BDI stood at 2,046 points, which skyrocketed to 5,650 points in October 2021 before dropping again to 2,217 by the end of the year, due to higher energy prices and reduced demand for iron ore from China. After a 176% annual increase in 2021, the BDI fell by 34% in 2022, being the largest drop since the end of the previous cycle in 2015 when it also fell 35%. The drybulk shipping market faced significant headwinds in 2022 on the back of geopolitical uncertainties, China’s zero-COVID containment policy and a weaker global economic outlook. The BDI fluctuated from a low of 965 points to a high of 3,369 points, before closing the year at 1,515 points. 2023 started on an even weaker note, with seasonal trends intensifying wider demand and economic headwinds, impacts on consumer act and reduced port congestion. The average BDI in March 2023 stood at 1,410 points and continued to drop due to reduced fleet inefficiencies, persistent demand challenges in key regions and the accumulation of fleet growth in recent years. With the full removal of COVID-19 lockdown policies in China, the increased demand for thermal coal and the reduction of transit flows in the Panama Canal, among other factors, an increase in time charter rates was visible in the fall of 2023. Towards the end of the year, primarily due to the effects of constraints on vessel transits imposed by climate-related reasons through the Panama Canal and reduced traffic through the Suez Canal due to hostilities in the region, resulting in longer voyages for some shipments, the BDI index started rising, reaching 2,538 points by December 2023. The dry bulk market experienced a slight softening in the first quarter of 2024, with the average BDI reaching 1,650 in February 2024, but rising again in March. The Panama Canal drought and the Suez Canal tensions increased ton-mile demand throughout the year and rates remained relatively steady. However the opening of the Panama Canal and the easing of congestion put pressure on the drybulk market, which experienced a weaker than expected fourth quarter. The BDI reached 976 points in December 2024 and hovered around similar levels in the first months of 2025. Market sentiment has picked up since March 2025, particularly in the Capesize sector, which has brought the BDI up to around 1,400 points in April 2025.

The continued volatility in dry bulk charter rates is mostly due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries. For example, the COVID-19 pandemic resulted in disruptions to industrial production and supply chains across the world, which caused uncertainty in the short-term outlook for the sector. However, these disruptions came to be positive for dry bulk shipping. There is no certainty that the dry bulk charter market will experience further recovery over the next months and the market could decline from its current level, especially as the war between Ukraine and Russia continues and energy prices continue to climb, which may reduce economic growth.

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
●

global and regional economic and political conditions, including trade wars, armed conflicts and terrorist activities, such as the ongoing war between Russia and Ukraine, the war between Israel and Hamas and trade disruption in the Red Sea region;

●	epidemics or pandemics;
●	embargoes and strikes;
●	the location of regional and global exploration, production and manufacturing facilities;
●	availability of credit to finance international trade;
●	the location of consuming regions for energy resources and commodities;
●	the distance drybulk commodities are to be moved by sea;
●	environmental and other regulatory developments;
●	currency exchange rates;
●	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk commodities;
●	sanctions, embargoes, import and export restrictions, including those arising as a result of the war between Russia and Ukraine and the war between Israel and Hamas;
●	changes in seaborne and other transportation patterns; and
●	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

●	the number of newbuilding orders and deliveries including slippage in deliveries;
●	the scrapping rate of older vessels;
●	the price of steel and other materials;
●	port and canal congestion;
●	changes in environmental and other regulations that may limit the useful life of vessels;
●	technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;

●	the price of fuel;
●	vessel casualties;
●	the number of vessels that are out of service; and
●	changes in global commodity production.

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

The market supply of drybulk carriers has been volatile in the last few years. Although the number of drybulk vessels on order is at a historically low level, it can quickly increase if multiple orders by industry participants and outside investors are placed. Expressed as percentage of the fleet, the drybulk orderbook reached a historically high level of more than 80% in November 2008 from a level of 25% of the fleet two years before. When the majority of the orderbook was delivered following the financial crisis of 2008, the resulting oversupply negatively affected the market charter rates. Ordering sprees of lesser magnitude occurred also in 2014 and 2018, with the orderbook to fleet ratio reaching 25% and 12%, respectively. In 2019 scrapping rates increased by about 76% to 7.8 million dwt, followed by a precipitous 95% increase year on year to 15.3 million dwt in 2020 as a result of lower charter rates. In 2021, scrapping dropped by 66% year on year to 5.19 million dwt, as the market improved. Scrapping rates remained steady through 2023, and dropped by 32% year on year to 3.68 million dwt, as the market softened in 2024. In 2021, fleet growth stood at 3.8%, declining to 2.9% year on year in 2022. In 2023 and 2024 the fleet grew by 3.1% and 3.0%, respectively. According to industry sources, the fleet is expected to grow by 3.0% in 2025 and 3.1% in 2026. In general, if the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. As of April 10, 2025, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 1,043.80 million dwt with another 107.22 million dwt, or about 10.27% of the present fleet capacity, on order. Despite the orderbook being at low levels, a sudden drop in demand for dry bulk commodity products may have a negative impact on charter rates.

If a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Charter rates reached profitable levels during most of 2018 but remained volatile and fluctuated significantly during the year, which continued into 2019 and most of 2020. Despite this volatility, we were able to secure short and long-term time charters for our vessels throughout 2020 and 2021. In 2021, even though market conditions remained somewhat volatile, demand for dry bulk commodities increased. Throughout 2021 almost half of our fleet was employed under index linked charters that are open to market conditions, while the rest were employed under much higher charter rates than the previous two years. At the beginning of 2022, four vessels were employed under index linked charters, which were later reduced to two by the end of the year, while the rest were employed under short time charters through 2023 and 2024. As of April 30, 2025, four of our vessels are employed under index linked charters, while the rest of the fleet, except for one vessel, is employed under short term time charters.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

A decrease in the level of imports of raw materials and other commodities will reduce demand for our ships and, in turn, harm our business, results of operations and financial condition.

The employment of our vessels and our revenues depend on the international shipment of raw commodities primarily to China, Japan, South Korea and Europe from North and South America, India and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the COVID-19 pandemic resulted in reduced economic activity due to shutdowns, while the conflicts between Russia and Ukraine have caused more turbulence in the commodity markets. In 2023 and 2024, the Panama Canal drought led to prolonged wait times, capacity constraints and increased pressure on shipping schedules. Continued disruption in the Red Sea has caused a decline in dry cargo ship traffic through this route, as shipping companies are forced to either suspend their voyages or reroute them on longer routes, which increases voyage time.

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

The U.S. government has recently made statements and taken certain actions which may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada and Mexico, and the European Union, among others, including with respect to trade policies, treaties, government regulations, and tariffs. For example, U.S.-China trade tensions, including the introduction by the U.S. government of tariffs affecting certain goods imported by China, has provoked retaliatory trade actions from China, and may provoke additional tariffs or trade restrictions. Additionally, new tariffs have recently been imposed by the U.S. on imports from Canada and Mexico, among other countries, on goods including steel and aluminum and automobiles and auto parts.

The U.S. has also announced the imposition of a reciprocal tariff policy on most foreign imports subject to certain specified exclusions, that applied an additional 10% duty against all trading partners beginning on April 5, 2025. Additional country-specific duties against certain trading partners were initially effective beginning on April 9, 2025, but are now subject to a suspension for 90 days until July 9, 2025 (although additional tariffs against China presently remain in effect). It is unknown whether and to what extent such tariffs will be retained, expanded, or otherwise modified by the U.S., or the effect that any such actions or any actions taken by other countries in response will have on us or our industry, but such measures could have an adverse effect on our business, financial condition, and results of operations.

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

China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau, posting a tremendous decline of 3.8 percentage points, year on year, in 2020 due to the COVID-19 pandemic. With a global economic recovery under way in 2021, China’s GDP increased by 6.1 percent, to stand at 8.4 percentage points. The rapid spread of COVID infections in China along with its troubled property market, dampened growth significantly in 2022, expanding by a mere 3.0 percent. Nevertheless, the Chinese economy rebounded in 2023 despite an underwhelming boost following the lifting of pandemic sanctions and persistent property sector woes. China’s GDP increased by 2.2 percentage points to stand at 5.2 percent in 2023, but dropped to 4.8 percentage points in 2024. The announcement of a fiscal package to offset the heightened trade policy uncertainty and property market drag, did little to offset negative consumer sentiment. Chinese GDP is projected to grow a further 4.6 percent in 2025 and a further 4.5 percent in 2026. In addition, progress to tame global headline inflation and the wars between Russia and Ukraine and Israel and Hamas, continue to impact economic activity. The United States has imposed tariffs on certain goods and has implemented more protectionist trade measures to protect and enhance its domestic economy. The European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. The recent trade and financial sanctions imposed on Russia have also directly impacted prices and economic activity. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

The extent to which our business could be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is uncertain and may depend on numerous evolving factors that we cannot predict and that are outside of our control, such as the duration and severity of the infectious disease outbreak; government responses to such outbreak including travel restrictions and quarantines; the effect such an outbreak would have on the global business environment and the demand for the goods we transport; its effect on the price of fuel for our vessels; shortages or reductions of supply of essential goods, services or labor; and fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit, and governmental responses thereto.

Any prolonged shutdown in the global economy may again negatively impact the worldwide demand for drybulk cargo, as it did during the Covid-19 pandemic in the first half of 2020, adversely affect the liquidity and financial position of our charterers and may decrease employment rates for our vessels. We cannot predict the effect that an outbreak of any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, but it could be material and adverse, and result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations.

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

As of April 30, 2025, all but one of our vessels are currently under time charters that are short term or linked to market indices (typically, those of the Baltic Exchange) which reflect the spot market. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while medium and longer term time charters provide income at pre- determined rates over more extended periods of time. By deciding to spot voyage charter our vessels or time charter them for short periods typically equal to the length of a single voyage (voyage charters) as opposed to using medium or long term time charters (even index-linked), we may not be able to keep all our vessels fully employed in these short-term markets. In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has previously affected and could again affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and pay out dividends to our shareholders could be adversely affected.

We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.

As of April 30, 2025, all but one of our vessels are under time charters, nine of which are scheduled to expire during 2025 due to their short term nature, and two of which are scheduled to expire during 2026. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not improve or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that as of April 30, 2025 all but one of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We will not be able to take advantage of potentially favorable opportunities in the current spot market with respect to vessels employed on time charters.

Although, as of April 30, 2025, all but one of our vessels are employed under time charters, with seven of our vessels employed under time charters with fixed charter rates while four vessels are chartered under index-linked charters, with remaining terms of one to eleven months, based on the minimum duration of the charter contracts, we may have more vessels under fixed rate time charters in the future. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot voyage charters during periods of increasing charter hire rates, when spot voyage charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

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

Economic growth is expected to slow, including due to supply-chain disruption, the recent surge in inflation and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the world in the near term. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the drybulk market. It is also possible that new tariffs (or other laws and regulations) will be adopted, and trade agreements will be renegotiated with China also causing adverse effects on the industry. For example, U.S.-China trade tensions, including the introduction by the U.S. government of tariffs affecting certain goods imported by China, has provoked retaliatory trade actions from China, and may provoke additional tariffs or trade restrictions.

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

Almost immediately upon release of the rules, multiple lawsuits challenging the rules were filed in federal court, and the cases were transferred to the Eighth Circuit Court of Appeals. On April 4, 2024, the SEC voluntarily issued a stay of the climate-related disclosure rules pending the completion of judicial review of the consolidated Eighth Circuit petitions, which is still ongoing. In addition, on June 28, 2024, in its decision of the combined cases of Relentless v. Department of Commerce and Loper Bright Enterprises v. Raimondo, the Supreme Court of the United States narrowed its view of agency authority by overturning Chevron deference, which required judges to defer to an agency’s interpretation of relevant laws when its regulations are subject to a legal challenge. This decision will raise the burden for administrative agencies to prove they have the authority to create a rule and will likely create a hurdle for SEC’s pending climate-related disclosure rules. Moreover, on March 27, 2025, the SEC withdrew its defense of the climate-related disclosure rules. The impact of the ongoing litigation with respect to these rules, as well as of the change in administration, is uncertain.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. The standards have been in force since 2019, and for most vessels, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We have implemented the required ballast water treatment systems on all of our vessels and are in compliance with all the applicable regulations.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 18, 2023, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the United States Coast Guard (“USCG”) must now develop corresponding regulations regarding ballast water within two years of that date. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Until the USCG issues its corresponding implementing regulations, interim requirements established through the EPA 2013 Vessel General Permit (VGP) and the USCG ballast water regulations, and any applicable state and local government requirements, continue to apply.

Marine Environment Protection Committee (MEPC 80) continued discussions of amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2030 compared to 2008, shipping companies are required to include: (i) a technical requirement to operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The Energy Efficiency Existing Ship Index (EEXI) is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments entered into force on May 1, 2024.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held in June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based and are highly correlated to the price of oil. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the war between Russia and Ukraine, which remains ongoing as of the date of this annual report, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In 2020, the COVID-19 pandemic resulted in crude oil prices hitting a major slump as oil demand drastically declined following lockdowns and travel restrictions. By April 2020, prices fell to $18.44/bbl, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. As the COVID-19 pandemic continued to spread around the world, oil prices dropped to historical lows during 2020 and closed the year at $43.52/bbl. Oil traded lower throughout the year, as rising COVID-19 infections and new strains sparked demand concerns. Prices edged slightly higher in December 2020, ranging around $48/bbl, upon rolling out of the COVID-19 vaccines, coupled by Saudi Arabia’s announcement regarding a large output reduction for February and March 2021. In February 2021, the average WTI stood at $59/bbl, the highest value since the start of the pandemic, with hopes of steady vaccination roll out and OPEC production limits having led to cautious optimism at global markets. Prices fluctuated throughout the year, with the annual average price reaching about $68/bbl; a significant increase compared to the 2020 average. Since then, we have seen a significant increase in oil prices, after Western countries imposed sanctions on Russia, raising fears of supply disruptions from one of the largest producers of oil and gas. During 2022, oil prices fluctuated significantly. Following Russia’s invasion in Ukraine and fears over low crude oil inventories, prices rose to over $130/bbl in March 2022. Prices starting waning towards the end of 2022 and the beginning of 2023, to around $80/bbl, briefly rising to around $91/bbl in September 2023, before dropping to around $72/bbl in December 2023. Oil prices remained high throughout 2024, on average around $76/bbl, and well above their 10-year average of about $63/bbl (for WTI) throughout 2024. At year-end 2024, the price of WTI/bbl was $71.87 and currently stands at around $60/bbl. Prices are currently influenced by the escalating US-China trade war, geopolitical conflicts in the Middle East and further economic slowdown fears. Any increases in the price of fuel, especially if exceeding its 10-year average may adversely affect our operations, particularly if such increases are combined with lower drybulk rates.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through judicial or foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums to have the arrest or attachment lifted which would have a material adverse effect on our financial condition and results of operations.

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

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband or stowaways, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the subject vessel to the government of such jurisdiction.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Although none of our vessels have been requisitioned by a government for title or hire, a government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.

World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and results of operations or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks in the United States on September 11, 2001 and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts between Russia and Ukraine, Israel and Hamas and related conflicts in the Middle East, the seizures and attacks on vessels travelling through the Red Sea region, the Gulf of Aden, the Persian Gulf and the Arabian Sea by the Houthi and Iraq, Iran, Afghanistan, Libya, Egypt, Syria and Palestine, amongst others, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. The trade and financial sanctions imposed on Russia due to its invasion in Ukraine, have caused turbulence in the global markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers, including most recently, disruptions in the Red Sea in connection with the conflict between Israel and Hamas. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods from additional regions, including the EU, the UK, Canada, Mexico and Vietnam, among others, and the announcement of a reciprocal tariff policy on most foreign imports (which is presently suspended for 90 days until July 9, 2025) may provoke further retaliation measures from the affected countries which has the potential to impede trade. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism may adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping.

The U.S. government has recently implemented more protective trade measures. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada and Mexico, and the European Union, among others, including with respect to trade policies, treaties, government regulations, and tariffs. For example, U.S.-China trade tensions, including the introduction by the U.S. government of tariffs affecting certain goods imported by China, has provoked retaliatory trade actions from China, and may provoke additional tariffs or trade restrictions. Additionally, new tariffs have recently been imposed by the U.S. on imports from the EU, the UK, Canada, Mexico and Vietnam, among other countries, as well as on imports of steel and aluminum and automobiles and auto parts, among other goods. The U.S. has also announced the imposition of a reciprocal tariff policy on most foreign imports subject to certain specified exclusions, that applied an additional 10% duty against all trading partners beginning on April 5, 2025. Additional country-specific duties against certain trading partners were initially effective beginning on April 9, 2025, but are now subject to a suspension for 90 days until July 9, 2025 (although additional tariffs against China presently remain in effect). It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition

Additionally, the U.S. trade war with China may escalate beyond tariffs. As outlined in the Office of the United States Trade Representative’s (USTR) Notice of Action issued on April 17, 2025, the United States has also proposed certain phased service fees to be levied against Chinese vessel owners and operators and on certain Chinese-built vessels calling on U.S. ports, subject to certain exceptions. The Notice of Action also proposes restrictions on services to promote the transport of U.S. goods on U.S. vessels, among other recommendations as outline in the Notice of Action. It remains uncertain whether and to what extent the USTR’s proposed action will be implemented in whole or part, or the effect that it would have on us or our industry generally.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for drybulk shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provided debt to shipping companies like ours had experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result, access to credit markets around the world has been reduced. The extension of Quantitative Easing (“QE”) and more recently the reversal of it, high levels of Non-Performing Loans (“NPLs”) in Europe and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.

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

In addition, public health threats, such as pandemics and epidemics, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

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

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally and with customers, suppliers, partners and other third-parties. These information technology systems, some of which are managed by our Manager or third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data, or for ransomware. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information and data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks.

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

Further, in July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments, require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, among other disclosures (please refer to Part II, Item 16K “Cybersecurity”). Our Manager detected a cybersecurity incident in 2024 which was resolved in an efficient manner. Due to the swift and methodical actions taken by our Manager’s  IT systems team, external security consultants and other relevant stakeholders, the Company determined that there were no material adverse effects on the Company's business, strategies or financial condition. A failure to disclose could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

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

We rely on a significant number of third-party suppliers of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability or poor quality of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet or lead to our time charters being terminated. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates can result in higher than market rates and reductions in our shareholders’ equity as well as charges against our income, while there is no assurance of the credit worthiness of our counterparties.

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on Secured Overnight Financing Rate (“SOFR”). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2024, the notional amount of one interest rate swap relating to our fleet as of such date was $10.0 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets. To the extent our existing interest rate swap does not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, the effective portion of changes in the fair value of our derivative contracts would be recognized in “Accumulated Other Comprehensive Income/(Loss)” affecting our retained earnings, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income/(loss) and our earnings/(loss) per share attributable to controlling shareholders. For additional information see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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
●

business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, adverse weather conditions, natural disasters or other disasters outside our control, public health emergencies such as any future pandemics and epidemics; and

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

The operation of drybulk carriers has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.

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

If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our shareholders.

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

As of April 30, 2025, Friends Dry Investment Company Inc., or Friends Dry, Family United Navigation Co., or Family United and Ergina Shipping Ltd., or Ergina Shipping, our largest shareholders and affiliates of the Company, partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, own approximately 48% of the outstanding shares of our common stock and unvested incentive award shares, representing 48% of total voting power. As a result of this share ownership and for as long as Friends Dry, Family United and Ergina Shipping own a significant percentage of our outstanding common stock, Friends Dry, Family United and Ergina Shipping will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. The interests of Friends Dry, Family United and Ergina Shipping may be different from your interests.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

One of our principal objectives is to acquire additional vessels in conjunction with entering into short or long-term, fixed-rate charters for these vessels, depending on the market environment. The process of obtaining new long-term, fixed-rate charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and vessel specifications, including size, age and condition.

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age.

We face substantial competition from a number of experienced companies, including state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own vessels, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates and available tonnage offered by our competitors can place downward pressure on rates throughout the charter market. As a result of these factors, we may be unable to charter our vessels, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

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

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. All our corporate officers hold similar positions with Euroseas Ltd. (“Euroseas”), a publicly listed company from which EuroDry was spun-off in May 2018, and Euroholdings Ltd. (“Euroholdings”), a publicly listed company spun-off from Euroseas in March 2025. Our CEO is also President of Eurobulk and involved in the management of other affiliates and member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of our newbuilding vessels on order or additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2024, we had total bank debt of $108.2 million. Our debt repayment schedule as of December 31, 2024 requires us to repay $12.1 million of debt during 2025, $13.3 million of debt during 2026, $20.0 million of debt during 2027, and $62.8 million until 2030. As of April 30, 2025, we repaid $4.0 million of our total debt, which resulted in outstanding debt of $104.2 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

The actual or perceived credit quality of our charterers, and any defaults by them, may be one of the factors that materially affect our ability to obtain the additional debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. We may be unable to obtain additional financing or may be able to obtain additional financing only at a higher-than-anticipated cost, which may materially affect our results of operations, cash flows and our ability to implement our business strategy.

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

We may have difficulty properly managing our planned growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.

We intend to grow our business through selective acquisitions of secondhand vessels or ordering newbuilding vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels and successfully supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

The delivery of the two newbuilding vessels currently on order or any drybulk vessels we might decide to acquire, whether newbuildings or secondhand vessels, could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, substantial damage to a vessel prior to delivery or construction not in accordance with agreed upon specification or with substantial defects. A delay in the delivery to us of any purchased vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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

The credit markets have recently experienced extreme volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower leverage ratios. The market for new debt financing is extremely limited and, in some cases, not available at all. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion.

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located near our vessels’ positions. The loss of earnings and any costs incurred while these vessels are forced to wait for space or to travel to more distant drydocking facilities would decrease our earnings.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 30, 2025, the vessels in our fleet had an average age of approximately 13.3 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of April 30, 2025, four of our vessels are over 18 years of age.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of April 30, 2025, the vessels in our fleet had an average age of approximately 13.3 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Technological innovation could reduce our charter income and affect the demand and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment in which, along with the foregoing, could have a material adverse effect on our results of operations. As a result, our available cash could be adversely affected.

Developments in technology could also affect global trade flows and supply chains causing disruptions in the demand for our vessels. Decreasing the cost of labor through automation and digitization and increasing the consumers power to demand goods, technology is changing the business models and production of goods in many industries. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, if fewer intermediate and raw inputs are traded, it could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total drybulk trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by geopolitical events, rising tariff barriers and environmental concerns may also accelerate these trends.

A decrease in spot voyage charter rates may provide an incentive for some charterers to default on their charters.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charter-party agreements. When we enter into a time charter, charter rates under that charter may be fixed for the term of the charter. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. If the spot voyage charter rates or short-term time charter rates in the drybulk shipping industry remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts, especially when the contracted charter rates are significantly above market levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased charter rate levels. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.

We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators which includes hull and machinery insurance, protection and indemnity insurance (which, in turn, includes environmental damage and pollution insurance) and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel except in cases we consider such protection appropriate. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Generally, the frequency of sea piracy worldwide had generally decreased since 2013. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.

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

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the United Kingdom, the European Union, the United Nations, or other governmental authorities, or engage in other such transactions or dealings that would be violative of applicable sanctions, it could lead to monetary fines or other penalties and/or adversely affect our reputation and the market for our shares of common stock and its trading price.

Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, vessels in our fleet may call on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) on charterers’ instructions and/or without our consent in violation of applicable sanctions laws. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

Beginning in February of 2022, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia in connection with the conflict in the Ukraine region, which may adversely impact our business. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia.

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibiting the import of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. Due to their nature, the Company’s vessels do not transport any crude oil, petroleum products, or provide petroleum services. Although these sanctions do not presently apply to the maritime transport of dry bulk cargoes transported by our vessels, the expansion of such sanctions could adversely affect our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities between the United States and/or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada and Mexico, among others, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their charters with us. This could have a material adverse effect on our business, results of operations or financial condition.

Applicable sanctions and embargo laws and regulations vary in their application, and by jurisdiction, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, many sanctions regimes, including the United States, provide that entities owned by the persons or entities designated in such lists are also subject to sanctions. The U.S., U.K., and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours, including charterers, may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. government, the U.K., the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions or embargoes, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.

In addition, if we become a casualty in a Sanctioned Jurisdiction our underwriters may not provide required security, which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Further, our lenders may determine that any non-compliance with applicable sanctions and embargoes imposed by the United Kingdom, the European Union, the United Nations, or the United States constitutes an event of default under current or future debt facility agreements. An event of default may lead to an acceleration of the repayment of debt under the facility in question and, due to the cross-default provisions, under all other facilities as well, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts or from entering into pooling arrangements under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf. Under time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo as the contract is made with the charterer. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. As of April 30, 2025, none of our vessels have called on ports at the aforementioned Sanctioned Jurisdictions in the past or are arranged to call on such ports in the future in violation of applicable sanctions laws. The vessels’ shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Sanctioned Jurisdictions, such as Iran, North Korea, Crimea Region of Ukraine, Syria or Cuba, or entities that these countries control.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations in 2024, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited, which could affect our ability to pay the wages of any crew members or consultants who hold such accounts.

As a result of sanctions arising from the Russian invasion of Ukraine, our ability to make payments to accounts at certain Russian banks may be limited. Currently our vessels have only a small number of Ukrainian crew members. Although wage payments have not been affected by this issue as of April 30, 2025, continuing or additional sanctions may affect our ability to pay the wages of any crew members or consultants who hold such accounts, which could adversely impact our operations.

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

We generate all our revenues in U.S. dollars, but we incurred approximately 17% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 5% in 2024 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

Investment in derivative instruments such as interest rate swaps and freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements (“FFAs”). FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows. As of December 31, 2024, the Company has entered into one interest rate swap and has not entered into any FFAs. See "Note 14 – Derivative Financial Instruments” under the “Consolidated Financial Statements” (beginning on page F-47).

We are exposed to volatility in SOFR, and have entered into and may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. Volatility in SOFR could affect our profitability, earnings and cash flow.

Our indebtedness accrues interest based on SOFR, which is volatile. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets. As of December 31, 2024, our obligations under our credit facilities which accrue interest based on SOFR amounted to $108.2 million.

In order to manage our exposure to interest rate fluctuations, we use and may in the future use additional interest rate swap derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. The use of interest rate swap derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate swap derivatives may require us to post cash as collateral, which may impact our free cash position. Entering into derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. Such risk may have an adverse effect on our financial condition and results of operations. For more information on our interest rate derivatives, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Interest Rate Fluctuation Risk.”

We depend upon a few significant customers, due to our currently small fleet, for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2024, approximately 36% of our revenues were derived from our top five charterers. During 2023 and 2022, approximately 52% and 60% of our revenues were derived from our top five charterers, respectively. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the conditions of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code, (which election could itself have adverse consequences for such shareholders, as discussed in Item 10 of this Annual Report under "Taxation — United States Federal Income Taxation of U.S. Holders"), such shareholders would be subject to United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our shares. See "Taxation — United States Federal Income Taxation of U.S. Holders" in this Annual Report under Item 10 for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the OECD two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

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

Under Section 883 of the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code, or Section 883, and the applicable Treasury Regulations promulgated thereunder.

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2024 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $24.58 per share on June 24, 2024, $20.36 per share on October 1, 2024 and $11.05 per share on December 17, 2024. In addition, on October 28, 2024, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $17.0 per share and a high of $18.5 per share without any discernable announcements or developments by the Company or third parties to substantiate the movement of our stock price. On April 30, 2025, the reported closing sale price of our common stock was $8.75 per share.

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

Under the rules of Nasdaq, listed companies are required to maintain a share price of at least $1.00 per share. Under new rules recently implemented by Nasdaq and approved by the SEC in October 2024, if a company’s share price declines below $1.00 for a period of 30 consecutive trading days, there will be an immediate initiation of delisting procedures if the company fails to regain compliance with the minimum bid price requirement following the second compliance period granted under Nasdaq’s listing rules, with a maximum of 360 days to regain compliance. In addition, a company that does not meet the minimum bid price requirement and has conducted a reverse stock split, at any ratio, in the prior year will also be subject to immediate initiation of delisting procedures. The new rules also eliminate a company’s ability to trade while appealing a delisting determination.

We have not completed a reverse stock split within the past year. However, if the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the required timeframe, or if we complete a reverse stock split in the future and thereafter lose compliance with the minimum price requirement, then Nasdaq could initiate delisting procedures for our common stock and our stock will not be tradeable during our appeal of a delisting determination.

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

We may issue additional shares of our stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock.

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

EuroDry Ltd. is a Marshall Islands company incorporated under the BCA on January 8, 2018. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of April 30, 2025, our fleet consisted of 12 drybulk carriers (comprising four Panamax drybulk carriers, two Kamsarmax, five Ultramax drybulk carriers and one Supramax drybulk carrier), all of which are in operation. The total cargo carrying capacity of our 12 drybulk carriers is 843,402 dwt. In October 2024, we entered into two contracts for the construction of two Ultramax drybulk carriers with a capacity of 63,500 dwt each, to be delivered in the second and third quarter of 2027. The total consideration for the two newbuilding contracts is approximately $71.8 million, which will be financed with a combination of debt and equity. After the delivery of our two newbuilding drybulk carriers, our fleet will consist of 14 drybulk carriers with a cargo carrying capacity of 970,402 dwt.

On May 30, 2018, EuroDry was spun-off from Euroseas, which was our Former Parent Company, and issued 2,254,830 shares of its common stock to holders of common stock of Euroseas as of the applicable record date (one share of EuroDry for every five shares of Euroseas held). Our common shares trade under the symbol EDRY on the Nasdaq Capital Market. Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.

The SEC maintains an Internet site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.eurodry.gr. The information contained on our website is not part of this annual report.

B.	Business Overview

Our fleet consists of drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. Please see information in the section "Our Fleet", below. During 2022, 2023 and 2024, we had a fleet utilization of 99.1%, 97.9% and 98.8% respectively, an average number of vessels of 10.4, 10.6 and 13.0 respectively, we generated net revenue of $70.18 million, $47.59 million and $61.08 million respectively and our vessels achieved daily time charter equivalent rates of $21,304, $12,528 and $13,039 respectively.

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

Our Fleet

As of April 30, 2025, the profile and deployment of our fleet are the following:

Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Drybulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until May-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC (**) index
XENIA	Kamsarmax	82,000	2016	TC until Jun-25	Hire 108% of the Average Baltic Kamsarmax P5TC (**) index
ALEXANDROS P	Ultramax	63,500	2017	TC until May-25 TC until Jun-25	$9,500 $19,000
CHRISTOS K****	Ultramax	63,197	2015	TC until May-25	$14,500
YANNIS PITTAS	Ultramax	63,177	2014	TC until May-25	$10,800
MARIA****	Ultramax	63,153	2015	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC Index(***)
GOOD HEART	Ultramax	62,996	2014	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC Index
MOLYVOS LUCK	Supramax	57,924	2014	TC until May-25	$8,000
EIRINI P	Panamax	76,466	2004	TC until May-25	$10,500
SANTA CRUZ	Panamax	76,440	2005	TC until May-25	$9,000
STARLIGHT	Panamax	75,845	2004	TC until Jun-25	$10,250
BLESSED LUCK	Panamax	76,704	2004	In search of employment	-
Total Vessels	12	843,402

(*)	TC denotes time charter. Charter duration indicates the earliest redelivery date.
(**) (***)	The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes. The average Baltic Supramax S10TC Index is an index based on ten Supramax time charter routes.
(****)	The entity owning the vessel is 61% owned by EuroDry and 39% by NRP Project Finance AS (“NRP Investors”).

Vessels under construction	Type	Dwt	To be delivered
SBC XY164	Ultramax	63,500	Q2 2027
SBC XY166	Ultramax	63,500	Q3 2027
Total under construction	2	127,000

We plan to expand our fleet by investing in vessels in the drybulk market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We employ our vessels in the spot and time charter market and through pool arrangements. As of April 30, 2025, eleven of our vessels are employed under time charter contracts, with four vessels employed under index linked charters.

As of April 30, 2025, approximately 22% of our ship capacity days for the remainder of 2025 and 7% of our ship capacity days in 2026, are under contract.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2023 and 2024, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values as of the respective year end. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2023	Carrying Value as of December 31, 2024
Drybulk Vessels	(dwt)		(million USD)	(million USD)
EIRINI P	76,466	May-2014	$9.64(1)	$8.32
XENIA	82,000	Feb-2016	$22.93	$21.83
TASOS (3)	75,100	Jan-2017	$3.23	$2.73
ALEXANDROS P.	63,500	Jan-2017	$13.71	$13.11
EKATERINI	82,000	May-2018	$19.25	$18.42
STARLIGHT	75,845	Nov-2018	$6.80	$5.98
BLESSED LUCK	76,704	May-2021	$9.07	$7.86
GOOD HEART	62,996	Sep-2021	$21.95	$20.73
MOLYVOS LUCK	57,924	Feb-2022	$19.19(1)	$18.18
SANTA CRUZ	76,440	Apr-2022	$13.08(1)	$8.70(2)
YANNIS PITTAS	63,177	Oct-2023	$20.89	$20.16
CHRISTOS K	63,197	Oct-2023	$21.87	$21.09
MARIA	63,153	Nov-2023	$21.92	$21.09
Total Drybulk Vessels	918,502		$203.53	$188.20 (4)

(1) Indicates drybulk vessels for which we believe, as of December 31, 2023, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2023. We believe that the aggregate carrying value of these vessels, assessed separately, of $41.91 million as of December 31, 2023 exceeds their aggregate basic charter-free market value of approximately $38.00 million by approximately $3.91 million. As further discussed in “Critical Accounting Estimates – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2023 were recoverable.

(2) Indicates a drybulk vessel which was impaired as of December 31, 2024 and written down to its estimated fair market value. The vessel’s initial carrying value of $11.50 million as of December 31, 2024 exceeded its basic charter-free market value of approximately $8.70 million by approximately $2.80 million. As further discussed in “Critical Accounting Estimates – Impairment of vessels” below, we believe that the carrying value of our vessel as of December 31, 2024 was not recoverable and have recorded an impairment loss for of $2.80 million, to reduce the carrying value of the vessel to its estimated market value as of December 31, 2024.

(3) M/V Tasos was classified as held for sale as of December 31, 2024. The vessel was agreed to be sold on January 29, 2025 and was delivered to her new owners on March 17, 2025 and the Company recognized a gain on sale of approximately $2.1 million.

(4) Total of $188.20 million represents carrying values of 13 operating vessels (including one vessel held for sale) as of December 31, 2024.

We note that all but one of our drybulk vessels are currently employed under time charter contracts of durations from less than one to eleven months until the earliest redelivery charter period. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

●

Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through our Managers, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,967 per day for the year ended December 31, 2024. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2024, our operational fleet utilization was 98.9%, from 98.5% in 2023, while our commercial utilization rate was 99.9% and 99.4% for each year, respectively. Our total fleet utilization rate in 2023 was 98.8%, from 97.9% in 2023.

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

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and by reliably, safely and competitively operating our vessels through our Managers. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:

●

Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In February 2022, we acquired a Supramax drybulk carrier, followed by another Panamax drybulk vessel in April 2022. In October and November 2023, we took delivery of three Ultramax drybulk carriers. In October 2024, we signed two contracts for the construction of two Ultramax drybulk carriers, scheduled to be delivered in the second and third quarter of 2027.

●

Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot voyage charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use FFAs – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues. We look to deploy the remainder of our fleet on spot voyage charters, shipping pools or contracts of affreightment (“COA”) depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 30, 2025, on the basis of our existing time charters, approximately 22.0% of our vessel capacity for the remainder of 2025 and 7% of our vessel capacity days in 2026, are under time charter contracts, which will ensure employment of a portion of our fleet and will partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

●

Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2024 called for a reduction of approximately 11.17% of our debt by the end of 2025 and an additional reduction of about 12.28% by the end of 2026 for a total of 23.45% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

●

Environmental, Social and Governance (ESG) Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2022, 2023 and 2024 we implemented technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees.

Our Customers

We have well-established relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. Our major charterer customers during the last three years include Tongli, Ultrabulk, Amaggi, Oldendorff and OLAM amongst others. We are a relationship driven company, and our top five customers in 2024 include one of our top five customers from 2023 and 2022 (Amaggi). Our top five customers accounted for approximately 36% of our revenues in 2024, 52% in 2023 and 60% in 2022. In 2024, Amaggi accounted for 11% of our revenues. In 2023, Amaggi and Tongli accounted for 17% and 16% of our revenues, respectively. In 2022, OLAM, Quadra, Tongli, Ultrabulk and Amaggi accounted for 13%, 13%, 12%, 11% and 11% of our revenues, respectively. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although such a rate could be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of ongoing conflicts such as the war in Ukraine, the war in Palestine and current events in the Red Sea region.

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

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin.

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers ranged in 2024 from a low of 976 in December 2024 to a high of 2,419 in March 2024. During the first months of 2025, the BDI ranged from a low of 715 on January 30, 2025 to a high of 1,669 on March 14, 2025, and closed at 1,353 on April 24, 2025.

The development of charter rates is dependent on the supply of and demand for drybulk vessels. Demand for vessels depends on the international trade of drybulk commodities which, in turn, is affected by the economic growth, infrastructure investment and industrial production of major importing regions like Europe and Far East amongst others as well as the production of drybulk commodities by exporters like Brazil, Australia, South Africa, Argentina and Russia amongst others. During 2017, global seaborne drybulk trade growth measured in tonne-miles, reached 5.6% according to industry analysts, the highest annual growth since 2014, however, trade growth in 2018 decreased to 2.4% and further decreased to 0.1% in 2019. The significant effects of the COVID-19 pandemic reflected negatively on drybulk seaborne trade growth, which shrunk to 1.2% in 2020, but grew to 3.4% in 2021 as a result of a post-Covid rebound. In 2022, drybulk seaborne trade shrunk to -1.1%, but grew to 5.9% in 2023 and a further 5.0% in 2024. It is forecast to grow a further 0.9% in 2025 but remain stagnant in 2026. The recent U.S. administration may put additional pressure on the dry bulk industry, as tariffs imposed on China, the EU, the UK, Mexico, Canada and Vietnam have threatened to disrupt grain and minor bulk trade, particularly if trade tensions escalate. Despite the recent ceasefire in Gaza, shipping in the Red Sea is not expected to resume imminently, however, any reduction in Red Sea disruptions could limit demand growth and contribute to further easing in the dry bulk industry.

At the same time, the supply of drybulk vessels cannot be changed drastically in the short term as it takes about nine months to build a ship and, usually, there is a lag of, at least, fifteen to eighteen months between placing an order to build a vessel and its delivery. In the near term, supply is limited by the existing number of vessels and can only be adjusted by increasing or decreasing the operating speed of a vessel but various economic and operational factors could limit the range of such adjustments. As of April 10, 2025, the backlog of vessels under construction ("orderbook") is about 10.27% of the fleet and it is scheduled to be delivered mostly over the next year. The total orderbook to fleet ratio is currently at low historical levels, however for Panamax and Ultramax vessels, this ratio is moving towards historical median levels. The low level of orderbook indicates that growth of the fleet is limited, thus, providing a foundation for higher charter rates at positive levels, if demand strengthens. Additionally, new environmental regulations that came into effect at the beginning of 2023 could further influence supply growth.

Typically, periods of high charter rates result in an increased rate of new vessel ordering, often more than what the demand levels warrant; these vessels begin to be delivered eighteen months or later when demand growth for vessels often slows down creating oversupply and quick correction of charter rates. The cyclicality of charter rates is also reflected in vessel values.

Our Competitors

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot voyage charters, time charters or shipping pools) through Eurochart S.A. (“Eurochart”), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of carriers in the drybulk sector. Ownership of drybulk carriers is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Partners Inc. (NYSE: NMM), Star Bulk Carriers Corp. (NASDAQ: SBLK), Safe Bulkers, Inc. (NYSE: SB) and Globus Maritime Limited (NASDAQ: GLBS).

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG), harbor master or equivalent, classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

International Maritime Organization

The IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex VI that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement SEEMPs, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, in 2022, MEPC 75 amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships must meet the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which entered into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type approval process for ballast water management systems to support harmonized evaluation by Administrations.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which applied to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the International Antifouling Systems Certificate (“the IAFS” Certificate) has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this annual report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, amount to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. However, under a new administration, in August 2023, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.

In January 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction issued by a Louisiana court. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. On January 20, 2025, President Trump issued an executive order revoking this ban, but will also likely face legal challenge over this revocation. The Trump administration has also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.

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

Effective January 2024, the Emissions Trading System  (“EU ETS”) was extended to cover CO2 emissions from all ships of 5,000 gross tonnage and above entering EU ports, regardless of the flag they fly. The system covers: a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide), CH4 (methane) and N2O (nitrous oxide) emissions, but the two latter only as from 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by EU ETS. These allowances are normally purchased by the entity responsible for the purchase of bunkers, i.e. the charterers in the case of time charter agreements. In the case of voyage charter agreements, the cost of the allowances is normally included in the charter rate. There is a phase-in period requiring shipping companies to surrender allowances corresponding to 40% of their covered 2024 emissions in 2025; 70% of their covered 2025 emissions in 2026; and 100% of their covered 2026 emissions in 2027. In connection with the EU ETS regulation target CO2 emissions reductions, we are implementing and continuing to adopt measures to decarbonize our fleet and improve the Carbon Intensity Indicator (“CII”) and working to minimize the financial impact via the inclusion of a clause in our charter party agreements which imposes an obligation on the charterer to cover the cost associated with the CO2 emissions generated during voyages to and from and within the EU.

The EU also adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. From January 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This started at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions, and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas (“GHG”) emissions from ships, recognizing the need to strengthen the “levels of ambition.”

In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i). reduce the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reduce the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of that initiative, the European Union’s carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in December 2023. Such rules may be subject to revision or revocation following the change in federal administration beginning in 2025. The EPA or individual states could enact these or other environmental regulations that could affect our operations.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies. Our vessels are currently classed with Lloyd’s Register of Shipping, Bureau Veritas, Rina, DNV and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Liberian Flag Administration to our vessels and our Managers.

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

Vessel	Next	Type

SANTA CRUZ	June 2025	Special Survey
XENIA	January 2026	Special Survey
EKATERINI	April 2026	Intermediate Survey
GOOD HEART	August 2026	Intermediate Survey
BLESSED LUCK	February 2027	Intermediate Survey
ALEXANDROS P	March 2027	Special Survey
MOLYVOS LUCK	March 2027	Intermediate Survey
STARLIGHT	April 2027	Intermediate Survey
EIRINI P	July 2027	Intermediate Survey
MARIA	July 2027	Intermediate Survey
YANNIS PITTAS	August 2027	Intermediate Survey
CHRISTOS K	August 2027	Intermediate Survey

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

The following discussion should be read in conjunction with “Item 3. Key Information – D. Risk Factors”, “Item 4 Information on the Company—B. Business Overview”, and our financial statements and footnotes thereto contained in this annual report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read “Forward-Looking Statements” for additional information regarding forward-looking statements used in this annual report. Reference in the following discussion to “we,” “our” and “us” refer to EuroDry and our subsidiaries, except where the context otherwise indicates or requires.

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

Significant Developments in 2024

Vessels under Construction

On November 21, 2024, we announced the signing of two contracts with Nantong Xiangyu Shipbuilding in October 2024, for the construction of two 63,500 dwt ultramax vessels. Both vessels will be geared, eco, and built to EEDI phase 3 design standards. The two newbuildings are scheduled to be delivered during the second and third quarter of 2027. The total consideration for the two newbuilding vessels is approximately $71.8 million and will be financed with a combination of debt and equity.

Loan Refinancings

On June 20, 2024, we signed a supplemental loan agreement to extend the maturity and reduce the margin of the M/V Blessed Luck loan. On the same date, we signed an additional supplemental loan agreement to extend the maturity and reduce the margin of M/V Molyvos Luck and M/V Santa Cruz loan.

On October 15, 2024, we signed a term loan facility and drew a loan of $18.0 million in order to re-finance and provide working capital for M/V Good Heart and M/V Starlight, amounting to $12.8 million as of the date of the refinancing.

On November 12, 2024, we signed a term loan facility and drew a loan $30.0 million in order to re-finance the existing indebtedness for M/V Alexandros and M/V Xenia, amounting to $19.2 million as of the date of the refinancing, and provide working capital.

Share Repurchases

On August 8, 2022 we announced that our Board of Directors approved a share repurchase program for up to a total of $10 million of our common stock, which was renewed in August 2023 for a year and in August 2024 for another year. Share repurchases are made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program are determined by management based upon market conditions and other factors. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice.

During the year ended December 31, 2024 we repurchased and cancelled 65,070 shares of our common stock in the open market for a total of approximately $1.3 million, under this plan.

Subsequent to December 31, 2024, there were no share repurchases of our common stock.

Recent Developments

On February 5, 2025, we announced that we signed an agreement to sell M/V Tasos, for demolition, for approximately $5.0 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, and we recognized a gain on sale of $2.1 million.

There have been no other significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 19 “Subsequent events” of our annual consolidated financial statements.

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

Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract or paid by the Company when the vessel is off hire or related to repositioning the vessel for the next charter. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period. Voyage expenses are also incurred, when our vessels are idle or are sailing for repositioning purposes or for drydocking, which we pay.

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

Impairment loss. When indicators of impairment are present for the Company’s vessels and the undiscounted cash flows estimated to be generated by those vessels are less than their carrying value, the carrying value of the respective vessel is reduced to its estimated fair value and the difference is recorded under “Impairment loss” in the consolidated statements of operations.

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

Gain on derivatives, net. We enter into interest rate swap transactions to partly manage interest costs and risk associated with changing interest rates with respect to our variable interest loans. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2) with changes in such fair value recognized in earnings under Gain on derivatives, net, unless specific hedge accounting criteria are met.

We also take positions in FFAs with an objective to utilize those instruments as economic hedges of a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. The fair value of FFAs is treated as asset/liability until they are settled. Any such settlements by us or settlements to us under FFAs are recorded under Gain on derivatives, net. The fair value of FFAs is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges). Our FFAs do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under Gain on derivatives, net.

Interest income. The interest income we earn on our cash deposits with our lenders and other financial institutions is dependant on the prevailing interest rates and the amount we deposit.

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

Results from Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2023 and 2024. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report.

Fleet Data (1)	2023	2024

Average number of vessels	10.6	13.0
Calendar days	3,856	4,758
Available days	3,786	4,561
Voyage days	3,707	4,504
Utilization Rate (percent)	97.9%	98.8%

	(In U.S. Dollars per day per vessel)
Average TCE rate (2)	12,528	13,039
Vessel Operating Expenses	5,383	5,394
Management Fees	851	885
G&A Expenses	897	688
Total Operating Expenses excluding drydocking expenses (3)	7,131	6,967
Drydocking expenses	883	1,797

	2023	2024
Statement of Operations Data (All amounts, except for share data, expressed in U.S. Dollars)
Time charter revenue	47,824,857	64,786,884
Voyage charter revenue	2,609,775	-
Commissions	(2,842,708)	(3,703,657)
Net revenue	47,591,924	61,083,227
Voyage expenses, net	(3,993,031)	(6,057,692)
Vessel operating expenses	(20,758,708)	(25,667,279)
Dry-docking expenses	(3,404,323)	(8,549,609)
Vessel depreciation	(10,966,621)	(13,877,730)
Related party management fees	(3,281,361)	(4,209,166)
General and administrative expenses	(3,459,943)	(3,271,195)
Impairment loss	-	(2,796,605)
Other operating loss	(500,000)	(2,950,000)
Bad debt expense	(134,294)	-
Operating income/(loss)	1,093,643	(6,296,049)
Interest and other financing costs	(6,486,814)	(7,956,478)
Gain on derivatives, net	1,218,375	637,697
Interest income	897,618	103,524
Foreign exchange loss	(5,794)	(5,938)
Net loss	(3,282,972)	(13,517,244)
Net loss attributable to the non-controlling interest	374,068	911,370
Net loss attributable to controlling shareholders	(2,908,904)	(12,605,874)
Earnings / (loss) per share attributable to controlling shareholders, basic	(1.05)	(4.62)
Weighted average number of shares outstanding during period, basic	2,763,121	2,727,698
Earnings / (loss) per share attributable to controlling shareholders, diluted	(1.05)	(4.62)
Weighted average number of shares outstanding during the period, diluted	2,763,121	2,727,698

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

(3) We calculate daily total operating expenses excluding drydocking expenses by dividing total operating expenses excluding drydocking expenses for the relevant period by ownership days for such period. We calculate total vessel operating expenses as the sum of vessel operating expenses, related party management fees and general and administrative expenses. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, which costs may vary from period to period.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statements of operations (see discussion above) and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
	2023	2024
Time charter revenue	47,824,857	64,786,884
Voyage charter revenue	2,609,775	-
Voyage expenses, net	(3,993,031)	(6,057,692)
Time Charter Equivalent or TCE Revenues	46,441,601	58,729,192
Voyage days	3,707	4,504
Average TCE rate	12,528	13,039

Year ended December 31, 2024 compared to year ended December 31, 2023

Time charter revenue and voyage charter revenue. Time charter revenue and voyage charter revenue, collectively Voyage revenue, for the year ended December 31, 2024 amounted to $64.79 million, an increase of 28.5% compared to $50.43 million for the year ended December 31, 2023, as a result of the increased number of vessels operating in 2024 compared to 2023 and the slightly higher time charter equivalent rates earned by our vessels in 2024 compared to 2023. In 2024, we operated an average of 13.0 vessels compared to 10.6 vessels in 2023. Our fleet earned revenue over 4,504 voyage days in 2024 as compared to 3,707 voyage days in 2023. While employed, our vessels generated a TCE rate of $13,039 per day per vessel in 2024 compared to a TCE rate of $12,528 per day per vessel in 2023, an increase of 4.1%. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under fixed rate time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed under time charters linked to an index and voyage charters, which is influenced by market developments.

Commissions. We paid a total of $3.70 million in charter commissions for the year ended December 31, 2024, representing 5.7% of Voyage revenue. For the year ended December 31, 2023, commissions paid were $2.84 million, also representing 5.6% of Voyage revenue.

Voyage expenses. Voyage expenses, net for the year ended December 31, 2024, amounted to $6.06 million resulting mainly due to vessels’ repositioning between charters and expenses during operational off-hire time. For the year ended December 31, 2023, voyage expenses, net amounted to $3.99 million, resulting mainly from expenses incurred by one of our vessels while employed under a spot voyage charter, vessels repositioning between time charters and expenses during the detention of one of our vessels in Corpus Christ. Our vessels are generally chartered under time charter contracts. Voyage expenses are dependent on the number of spot voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter, as well as on the price we pay for bunkers on board when a vessel is delivered and redelivered to and from a charterer.

Vessel operating expenses. Vessel operating expenses were $25.67 million in 2024 compared to $20.76 million in 2023, mainly due to the net effect of the increase in the average number of vessels compared to the same period of 2023. Daily vessel operating expenses per vessel amounted to $5,395 per day in 2024 versus $5,383 per day in 2023, a marginal increase, mainly due to inflationary increases.

Related party management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2024, Eurobulk and Eurobulk FE charged us 810 Euros per day per vessel totaling $4.21 million for the year, or $885 per day per vessel. During 2023, Eurobulk and Eurobulk FE charged us 775 Euros per day per vessel totaling $3.28 million for the year, or $851 per day per vessel. The increase in related party management fees is attributable to the higher number of vessels in our fleet and the increase in daily vessel management fee to account for inflation.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2024, general and administrative expenses decreased to $3.27 million compared to $3.46 million for the same period of 2023. The decrease is attributable to an additional cost of $0.44 million that was incurred during the last quarter of 2023 in relation to the formation of a partnership with a number of investors represented by NRP Project Finance AS (“NRP Investors”) regarding the ownership of the entities owning M/V Christos K and M/V Maria (the “Partnership”), partly offset by the increased cost of our stock incentive plan in 2024.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2024, seven of our vessels completed their special survey with drydocking for a total cost of $8.55 million. In 2023, three of our vessels completed their special or intermediate survey with drydocking and one vessel passed her intermediate survey in water (in lieu of drydock), for a total cost of $3.40 million.

Vessel depreciation. Vessel depreciation for 2024 increased to $13.88 million, from $10.97 million in 2023. The increase is mainly attributable to the higher average number of vessels operating in the same period.

Impairment loss. In 2024, we recorded an impairment charge of $2.80 million to reduce the carrying value of M/V Santa Cruz to its estimated market value, since based on the Company’s impairment test results as of December 31, 2024, it was determined that its carrying amount was not recoverable. There was no impairment loss in 2023.

Bad debt expense. In 2024, we had no bad debt expense. In 2023, we wrote-off certain trade receivables by recording a bad debt expense of $0.13 million.

Other operating loss. In 2023, we recorded a provision of $0.50 million for anticipated costs related to the detention of one of our vessels in Corpus Christi presented as other operating loss, while in 2024 we recorded an additional provision of $2.95 million which related to costs paid and accrual for the settlement of regulatory fines related to the same detention.

Interest and other financing costs. Interest and other financing costs for the twelve months of 2024 amounted to $7.96 million compared to $6.49 million the same period of 2023. Interest expense for the period was higher due to the increased amount of average debt during the period as compared to the same period of last year. The weighted average SOFR rate on our bank debt for the twelve months period ended December 31, 2024 was 5.2% and the weighted average margin over SOFR was 2.4%, for a total weighted average interest rate of 7.5% per annum as compared to a weighted average LIBOR / SOFR rate for the twelve months period ended December 31, 2023 of 5.2% and a weighted average margin over LIBOR / SOFR of 2.5% for a total weighted average interest rate of 7.7% per annum

Gain on derivatives, net. In 2024, we had a $0.09 million unrealized gain and a $0.22 million realized gain on one interest rate swap, as well as a $1.29 million unrealized gain and a $0.95 million realized loss on FFA contracts, as compared to a $1.92 million of unrealized loss and a $1.94 million realized gain on interest rate swaps as well as a $1.33 million unrealized loss and a $2.53 million realized gain of FFA contracts for the same period of 2023. We enter into interest rate swaps to mitigate our exposure to possible increases in interest rates. We enter into FFA contracts to mitigate our exposure to possible declines in the drybulk market rates.

Interest income. In 2024, we had a $0.10 million of interest income, compared to an amount of $0.90 million for 2023. The decrease of interest income is attributable to the lower cash balances maintained during the twelve months of 2024, compared to the corresponding period in 2023.

Net loss attributable to non-controlling interest. As a result of the 39% ownership of the Partnership, we recorded a net loss attributable to the non-controlling interest for the year ended December 31, 2024 and 2023 of $0.91 million and $0.37 million, respectively. The amount was fully allocated to and reduced the non-controlling interest.

Net loss attributable to controlling shareholders. As a result of the above, net loss attributable to controlling shareholders for the year ended December 31, 2024 was $12.61 million, as compared to a net loss attributable to controlling shareholders of $2.91 million for the year ended December 31, 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022

For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

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

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and short-term principal payments on outstanding debt, the equity portion of our newbuilding vessel installments, repurchasing common shares under our share repurchase program and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales. In the Company’s opinion, the working capital is sufficient for the Company’s present requirements.

Our total cash and cash equivalents and restricted cash at December 31, 2024 were $11.91 million, a decrease of $2.19 million from $14.10 million at December 31, 2023. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. On January 29, 2025, we sold M/V “Tasos”, for scrap, at a gross price of approximately $5 million. The vessel was delivered to her new owners on March 17, 2025. The gain on the sale of the vessel was approximately $2.1 million. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to partly manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to "Item 11 – Quantitative and Qualitative Disclosures about Market Risk."

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2025 and beyond.

Summary of Contractual Obligations

Contractual obligations are set forth in the following table as of December 31, 2024:

In U.S. dollars (US$)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	108,190,000	12,090,000	33,325,000	45,275,000	17,500,000
Interest Payments (1)	18,014,354	5,374,455	7,430,845	4,516,979	692,075
Vessel Management fees (2)	12,090,874	3,836,851	8,241,044	12,979	-
Other Management fees (3)	4,411,163	1,440,000	2,966,976	4,187	-
Advances for Vessels Under Construction	64,648,640	7,183,182	57,465,458	-	-
Total	207,355,031	29,924,488	109,429,323	49,809,145	18,192,075

(1)    Assuming the amortization of the loans as of December 31, 2024 described above, each loan’s interest rate margin over SOFR plus credit adjustment spread (“CAS”) , and an average SOFR of 3.55%, 2.86%, 2.98%, 3.21%, 3.57% and 4.04% per annum for the six years up to 2030, respectively, based on the SOFR yield curve as of December 31, 2024. For loans with interest rate margins over SOFR, assuming the amortization of the remaining loans as of December 31, 2024 described above, each loan’s interest rate margin over SOFR and average SOFR of 3.29%, 2.60%, 2.72%, 2.95%, 3.31% and 3.78% per annum for the following five years up to 2030, respectively, based on the SOFR yield curve as of December 31, 2024. Also includes our obligation to make payments required as of December 31, 2024 under our interest rate swap agreement based on the same SOFR assumptions.

(2) Refers to our obligation for management fees we expect to incur under our Master Management agreements and management agreements with the shipowning companies in effect as of January 1, 2023 and expiring on January 1, 2028. The management fees have been computed for 2025 based on the agreed rate of 840 Euros per day per vessel (approximately $874) which was adjusted from the previous level of 810 Euros to reflect Eurozone’s inflation over 2024. For the years after 2025, we have assumed an annual increase in the daily management fee of 2.0% to account for inflation. We assumed a Euro to US dollar exchange rate of 1.04. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped, and a fleet of 13 vessels in 2025 until January 12, 2025 as one of our vessels has reached 25 years, 12 vessels for the remainder in 2025 and in 2026 and 14 vessels from the fourth quarter of 2027 after the delivery of our newbuildings, and the subsequent years.

(3)    Refers to our obligation for management fees of $1.44 million per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company, which was adjusted from the previous level of $1.40 million to reflect reported inflation in Eurozone over 2024. This fee is adjusted for inflation in the Eurozone during the previous calendar year every January 1st. For the years after 2025, we have assumed an annual increase in the annual management fees of 2.0% to account for inflation. The agreement expires on January 1, 2028.

(4)     Refers to our obligation as of December 31, 2024 towards our newbuilding program, which consists of two vessels under construction for deliveries in the second and third quarter of 2027. The payments reflect the newbuilding orders that were placed within 2024.

Cash Flows

As of December 31, 2024, we had a working capital surplus of $7.52 million. For the year ended December 31, 2024 we had a net loss of $10.57 million, a net loss attributable to controlling shareholders of $9.66 million and generated net cash from operating activities of $4.81 million. As of December 31, 2024, our cash balance amounted to $6.71 million and cash in restricted retention accounts amounted to $5.20 million.

We therefore believe that our current cash balance, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2025 liquidity needs and at least through the end of the first half of 2026, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. However, we may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the acquisition cost of dry bulk carriers using a combination of funds from operations and bank debt secured by mortgages on our dry bulk carriers held by the relevant lenders.

Year ended December 31, 2024 compared to year ended December 31, 2023

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2024 was $4.81 million as compared to a surplus of $11.81 million in 2023.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2024 compared to the year ended December 31, 2023, are the following: the increase in the average number of vessels in our fleet of 13.0 vessels in 2024 compared to 10.6 vessels in 2023 and the slight increase in the TCE rates our vessels earned of $13,039 per day per vessel in 2024 compared to a TCE rate of $12,528 per day per vessel in 2023, resulting in generating more revenue within 2024. Our increased revenue in 2024 amounted to $64.79 million compared to $50.43 million in 2023, was offset by the increased operating expenses in 2024 of $25.67 million compared to $20.76 million in 2023 and dry dockings performed during 2024 amounted to $8.55 million compared to $3.40 million in 2023, resulting in a decrease in net income (excluding non-cash items) of $3.00 million for the year ended December 31, 2024 compared to a net income (excluding non-cash items) of $12.08 million for the corresponding period in 2023. For the year ended December 31, 2024, we had a net working capital inflow of $1.81 million, as compared to a net working capital outflow of $0.27 million for the year ended December 31, 2023.

Net cash from investing activities.

Net cash flows used in investing activities were $8.73 million for the year ended December 31, 2024 compared to $65.30 million for the year ended December 31, 2023. The cash flows from investing activities in 2024 relate to the amount of $7.19 million paid for the construction of our two newbuildings to be delivered in the second and third quarter of 2027 and the amount of $1.54 million paid for vessel improvements. The amount paid in 2023 relates mainly to the amount paid for the acquisitions of M/V “Maria”, M/V “Christos K” and M/V “Yannis Pittas”.

Net cash from financing activities.

Net cash flows provided by financing activities were $1.73 million for the year ended December 31, 2024, compared to net cash flows provided by financing activities of $30.47 million for the year ended December 31, 2023. This decrease in cash flows provided by financing activities of $28.74 million, compared to the year ended December 31, 2023, is mainly attributable to significantly lower proceeds from long term bank loans (net of loan arrangement fees paid) by $30.38 million and the contribution of $10.14 million made during the year ended December 31, 2023 by NRP Investors. The decrease in net cash flows from financing activities was partly offset by a decrease in the repayments of long-term bank loans of $10.88 million and a decrease of $0.76 million in the cash paid for share repurchases.

Year ended December 31, 2023 compared to year ended December 31, 2022

For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2024, we had eight outstanding floating interest-bearing loans with a combined outstanding balance of $108.19 million with margins over SOFR ranging from 1.90% to 3.60%. These loans have maturity dates between 2027 and 2030.

Our long-term debt as of December 31, 2024 comprises bank loans granted to our vessel-owning subsidiaries.

Borrower	December 31, 2024	Interest rate (margin + SOFR+CAS)

Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	30,000,000	1.90% + SOFR
Kamsarmax Two Shipping Ltd.	12,560,000	2.50% + SOFR
Light Shipping Ltd./ Good Heart Shipping Ltd.	18,000,000	2.00% + SOFR
Eirini Shipping Ltd.	1,850,000	3.60% + SOFR + CAS
Blessed Luck Shipowners Ltd.	2,805,000	2.00% + SOFR
Molyvos Shipping Ltd. / Santa Cruz Shipowners Ltd.	13,475,000	1.90% + SOFR
Yannis Navigation Ltd.	9,500,000	2.00% + SOFR
Christos Ultra LP. / Maria Ultra LP.	20,000,000	2.10% + SOFR
	108,190,000
Less: Current portion	(12,090,000)
Long-term portion	96,100,000

A description of our loans, as of December 31, 2024, is provided in Note 8 of our attached financial statements. As of December 31, 2024, we are scheduled to repay $12.09 million of the above bank loans in 2025.

Our loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred or will occur), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements, minimum cash retention accounts (restricted cash) and deposits to dry docking reserve accounts that can only be used to cover the cost of the next scheduled drydocking of the respective collateral vessel. When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio (“loan-to-value” ratio). Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations. If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2024, we were not in default of any credit facility covenant.

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

In October 2024, we signed two contracts for the construction of two 63,500 dwt eco-design fuel efficient Ultramax drybulk carriers. The vessels will be built at Nantong Xiangyu Shipbuilding in China and are expected to be delivered during the second and third quarter of 2027. The total consideration for the construction of the two vessels is approximately $71.8 million and will be financed with a combination of debt and equity. Within the year ended December 31, 2024, we paid $7.2 million related to shipyard instalments for the construction of both vessels, which are included in the consolidated balance sheet under “Advances for vessels under construction”. An amount of $7.2 million is payable in the twelve-month period ending December 31, 2025.

We currently have three vessels scheduled for drydocking over the next 12 months; one in 2025 and two for the period from January 2026 to April 2026 (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).

Dividends

In 2022, 2023 and 2024, the Company declared no dividend on its common stock.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of April 10, 2025, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 1,043.80 million dwt with another 107.22 million dwt, or about 10.27% of the present fleet capacity, on order.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers that were scrapped were in excess of 30 years of age. During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. In 2016 drybulk rates decreased and scrapping activity remained strong, at close to 2015 levels. In 2017 scrapping of drybulk vessels declined to almost half of its 2016 level. 2018 saw a further decline in scrapping to 4.4 million dwt, a decline of 70% year on year, while in 2019, a total of 7.9 million dwt were scrapped. In 2020, scrapping activity almost doubled, with a total of 15.20 million dwt being scrapped following the outbreak of COVID-19, at the same time dropping to a third in 2021, with a total of 5.2 million dwt being scrapped. In 2022, the demolition rate remained similar, with 4.3 million dwt having been scrapped during the year. In 2023, demolition picked up once again as new regulations were introduced. 5.4 million dwt was scrapped in 2023. Recycling activity was subdued in 2024, with only 3.7 million dwt scrapped. As of April 10, 2025, the year to date 2025 demolition rate is 0.94 million dwt, which is slightly lower than the demolition rate for the corresponding period in 2024.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. The extent to which, trade wars, tariffs imposed by the U.S. administration, the wars in Ukraine and Palestine and the events in the Red Sea region will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted. As of April 30, 2025, approximately 22.0% of our ship capacity days for the remainder of 2025 and 7% of our ship capacity days in 2026, are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

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

As of December 31, 2024, we had an indicator of impairment for one of our vessels. As of December 31, 2023, we had indicators of impairment for three of our vessels. For the vessels with impairment indicators as of December 31, 2023 and 2024, the Company determined the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculated the historical average rates over a 15-year period for 2023 and a 16-year period for 2024, which starts in 2009 and takes into account complete market cycles, and which provides a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract. As of December 31, 2024, the Company determined that the book value of its one vessel with an impairment indicator was not recoverable and, thus, a non-cash impairment loss of $2.8 million was recorded.

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

There can be no assurance as to how long-term charter rates and vessel values will develop as compared to their current levels and as compared to historical average levels for similarly aged vessels or whether they will improve by any significant degree. Due to the dry bulk industry’s cyclical nature, depending on the state of the market, charter rates could fluctuate negatively, which could adversely affect our revenue, profitability and future assessments of vessel impairment. In recent years, the market has experienced relatively moderate bulker earnings, as diminished fleet inefficiencies and the cumulative growth of the fleet have offset a strong trade rebound. As discussed, rises towards the end of 2023 and the beginning of 2024 were mostly attributed to the Panama Canal drought and the reduction of transits. However, with the reopening of the Panama Canal and the easing of congestion, the dry bulk market weakened and charter rates softened throughout the remainder of 2024. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the “Item 4.B. Business Overview – Our Fleet”. For the one vessel that as of December 31, 2024 had an impairment indicator and was impaired as of December 31, 2024, a comparison of the average estimated daily TCE rate used in our impairment analysis with the average “break even rate” for the uncontracted period of the vessel is presented below:

Vessel	Contracted Charter Rate as of 12/31/2024	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2025)	Rate Year 2 (2026)	Rate Year 3+ (2027+)	Breakeven Rate (USD/day)

Santa Cruz*	-	-	5.5	10,968	10,968	13,508	13,938

* M/V Santa Cruz was impaired as of December 31, 2024. The vessel is chartered under a short term charter until May 2025 at $9,000/day.

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

While our vessels do not currently sail in the Black Sea or the Red Sea, it is possible that the continued conflict in Ukraine and the Middle East, including any effect on our ability to pay the wages of crew members or consultants who may hold accounts at Russian banks that are subjected to sanctions, any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, Israel and the Middle East, could adversely affect our operations or financial performance. Due to the ongoing nature of these activities, the full impact on our business is not yet known.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	65	Chairman, President and CEO; Class C Director
Dr. Anastasios Aslidis	65	CFO and Treasurer; Class C Director
Aristides P. Pittas	73	Vice Chairman; Class C Director
Stephania Karmiri	57	Secretary
Panagiotis Kyriakopoulos	64	Class A Director
George Taniskidis	64	Class B Director
Apostolos Tamvakakis	67	Class B Director

Aristides J. Pittas has been a member of the Board of Directors and Chairman and Chief Executive Officer of EuroDry since its inception on January 8, 2018. He is also member of the Board of Directors and Chairman and Chief Executive Officer of Euroseas since its inception on May 5, 2005 and Euroholdings Ltd. (“Euroholdings”) since its inception on March 20, 2024. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated ship management company. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle-Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Dr. Anastasios Aslidis has been the Chief Financial Officer and Treasurer and a member of the Board of Directors of EuroDry since May 5, 2018. He is also member of the Board of Directors, Treasurer and Chief Financial Officer of Euroseas since September 2005, a member of the Board of Directors, Chief Strategy Officer and Treasurer of Euroholdings since January 2025, a member of the Board of Directors and chairman of the Audit Committee of Cosmos Health Inc. and a member of the Board of Directors of Vianair Inc. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft Inc., an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 30 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising on strategy development, asset selection and investment timing. Dr. Aslidis holds a Ph.D. in Ocean Systems Management (1989) from the Massachusetts Institute of Technology, M.S. in Operations Research (1987) and M.S. in Ocean Systems Management (1984) also from the Massachusetts Institute of Technology, and a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983).

Aristides P. Pittas has been a member of EuroDry's Board of Directors and Vice Chairman of the Board of EuroDry since its inception on January 8, 2018. He is also member of the Board of Directors of Euroseas since its inception on May 5, 2005 and its Vice Chairman since September 1, 2005. Mr. Pittas is also a member of the Board of Directors and Vice Chairman of Euroholdings since July 2024. He has been a shareholder in over 100 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.

Stephania Karmiri has been a member of the Board of Directors of EuroDry since its inception on January 8, 2018 until May 5, 2018, and EuroDry's Secretary since May 5, 2018. She has also been Euroseas' Secretary since its inception on May 5, 2005. Mrs. Karmiri has also been Euroholdings’ Secretary since March 2024. Since July 1995, Mrs. Karmiri has been executive secretary to Eurobulk, our affiliated ship management company. Eurobulk is a ship management company that provides ocean transportation services. At Eurobulk, Mrs. Karmiri has been responsible for dealing with sale and purchase transactions, vessel registrations/deletions, bank loans, supervision of office administration and office/vessel telecommunication. From May 1992 to June 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Mrs. Karmiri served as assistant to brokers for Allied Shipbrokers, a company that provides shipbroking services to sale and purchase transactions. Mrs. Karmiri has taken assistant accountant and secretarial courses from Didacta college.

Panagiotis Kyriakopoulos has been a member of the Board of Directors of EuroDry since May 5, 2018. He has also been a member of the Board of Directors of Euroseas since its inception on May 5, 2005 and Euroholdings since July 31, 2024. Since July 2002, he has been the Chief Executive Officer of STAR INVESTMENTS S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of twelve vessels. Presently he is Chairman of the Hellenic Private Television Owners Association, BoD member of the Hellenic Federation of Enterprises (SEV) and BoD member of Digea S.A. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne, a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a Master degree in Business Administration (MBA) from Imperial College, London.

George Taniskidis has been a member of the Board of Directors of EuroDry since May 5, 2018. He has also been a member of the Board of Directors of Euroseas since its inception on May 5, 2005 and Euroholdings since July 31, 2024. He is the Chairman of Optima Bank and Chairman of Core Capital Partners, a consulting firm specializing in debt restructuring. He was Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey) until May 2010. He was also a member of the Executive Committee and the Board of Directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

Apostolos Tamvakakis has been a member of the Board of Directors of EuroDry since May 5, 2018. He has also been a member of the Board of Directors of Euroseas since June 25, 2013 and Euroholdings since July 31, 2024. From January 2015 to February 2017 he was independent non-executive Vice Chairman of the Board of Directors of Piraeus Bank. Since July 2012 he participated as a Member of the Board of Directors and Committees in various companies. From December 2009 to June 2012, Mr. Tamvakakis was appointed Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group and from March 2009 to December 2009, he served on the management team of the Geneva-based Latsis Group, as Head of Strategy and Business Development. From October 1998 to April 2004, he served as Deputy CEO of National Bank of Greece. Prior to that, he worked as Deputy Governor of National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at Hellenic Investment Bank and as Planning Executive at Mobil Oil Hellas. He also served as Vice-Chairman of Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, AVIS (Greece), ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. He is the Chairman and Managing Partner of EOS Capital Partners Alternative Investment Fund Manager, the investment manager of a private equity fund “EOS Hellenic Renaissance Fund”. He holds the positions of Vice Chairman of Gek Terna, Member of the BoD of Quest Holdings, Chairman of the Liquidations Committee of PQH Single Special Liquidation S.A. and member of the Marketing Commission of the Hellenic Olympic Committee. He is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and economics.

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

On November 12, 2024, the Board of Directors awarded 60,100 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which will vest on November 14, 2025, and the remainder will vest on November 13, 2026. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date. There were 750 shares that were forfeited due to employee termination. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The current term of our Class A director expires in 2027, the current term of our Class B directors expires in 2025 and the current term of our Class C directors expires in 2026.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our Board of Directors does not have separate compensation or nomination committees, and instead, the entire Board of Directors performs those responsibilities.

Audit Committee

We currently have an Audit Committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for (1) the appointment, replacement, compensation and oversight of the work of the independent auditors and approving any non-audit work performed by such auditor, (2) the appointment, replacement, compensation and oversight of the work of the internal auditor, (3) reviewing and approving the overall scope of the audit, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality control procedures, any material issues raised by the most recent internal quality-control review or peer review of the auditing firm, (5) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (6) discussing the annual audited financial and quarterly statements with management and the independent auditor, (7) discussing earnings press releases, as well as financial information and earning guidance, (8) discussing policies with respect to risk assessment and risk management, (9) meeting separately, periodically, with management, internal auditors and the independent auditor, (10) reviewing with the independent auditor any audit problems or difficulties and management’s response, (11) establishing hiring policies for employees or former employees of the independent auditors, (12) annually reviewing the adequacy of the audit committee’s written charter, (13) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (14) reporting regularly to the full board of directors The members of the Audit Committee are Mr. Panagiotis Kyriakopoulos (Chairman and “audit committee financial expert” as such term is defined in Regulation S-K), Mr. Apostolos Tamvakakis and Mr. George Taniskidis.

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

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively. Eurobulk and Eurobulk FE also ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel. As of December 31, 2024, 133 officers and 160 crew members served on board the vessels in our fleet.

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

Options

No options were granted during the fiscal year ended December 31, 2024. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 30, 2025 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock (14)
Friends Dry Investment Company Inc.(2)	868,928	30.7%
Family United Navigation Co (3)	312,752	11.1%
Ergina Shipping Ltd.(4)	180,308	6.4%
Aristides J Pittas(5)	124,033	4.4%
Anastasios Aslidis (6)	39,450	1.4%
Panagiotis Kyriakopoulos (7)	6,000	*
George Taniskidis (8)	2,800	*
Aristides P. Pittas (9)	35,350	1.3%
Apostolos Tamvakakis (10)	6,000	*
Symeon Pariaros(11)	7,276	*
Konstantinos Siadimas(12)	2,800	*
Stephania Karmiri (13)	1,750	*
All directors and officers and 5% owners as a group	1,587,447	56.2%

* Indicates less than 1.0%.

(1)

Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her. There are no agreements in place for joint voting amongst the companies listed below.

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

(5)

Does not include 242,755 shares of common stock held of record by Friends Dry and Ergina Shipping Ltd., by virtue of ownership interest in Friends Dry and Ergina Shipping Ltd. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,500 shares vesting on July 1, 2025, 5,500 shares vesting on November 14, 2025 and 5,500 shares vesting on November 13, 2026.

(6)	Includes 3,750 shares vesting on July 1, 2025, 3,750 shares vesting on November 14, 2025 and 3,750 shares vesting on November 13, 2026.

(7)	Includes 700 shares vesting on July 1, 2025, 700 shares vesting on November 14, 2025 and 700 shares vesting on November 13, 2026.

(8)

Does not include 4,248 shares held of record by Friends Dry, by virtue of Mr. Taniskidis’ ownership in Friends Dry. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 700 shares vesting on July 1, 2025, 700 shares vesting on November 14, 2025 and 700 shares vesting on November 13, 2026.

(9)

Does not include 122,218 shares of common stock held of record by Friends Dry and Family United Navigation Co., by virtue of ownership interest in Friends Dry and Family United Navigation Co. by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,550 shares vesting on July 1, 2025, 1,550 shares vesting on November 14, 2025 and 1,550 shares vesting on November 13, 2026.

(10)	Includes 700 shares vesting on July 1, 2025, 700 shares vesting on November 14, 2025 and 700 shares vesting on November 13, 2026.

(11)	Includes 950 shares vesting on July 1, 2025, 950 shares vesting on November 14, 2025 and 950 shares vesting on November 13, 2026.

(12)	Includes 700 shares vesting on July 1, 2025, 700 shares vesting on November 14, 2025 and 700 shares vesting on November 13, 2026.

(13)	Includes 250 shares vesting on July 1, 2025, 250 shares vesting on November 14 2025 and 250 shares vesting on November 13, 2026.

(14)	Voting stock includes 89,400 unvested shares for a total of 2,826,697 issued and outstanding shares of the Company as of April 30, 2025

B.	Related Party Transactions

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

Under our Master Management Agreement (“MMA”), Eurobulk is responsible for providing us with executive services associated with us being a public company. Under the separate management agreements with the shipowning companies, Eurobulk or Eurobulk FE are responsible for providing (i) other administration services to our subsidiaries and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers; and (ii) technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.

EuroDry signed new Master Management Agreements (“MMAs”) with the Managers which took effect after the completion of the spin-off from Euroseas Ltd.. Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual executive compensation and a daily management fee per vessel managed. For the Company post spin-off, the annual compensation for such services was set at $1,250,000. This amount remained at $1,250,000 through 2022. In 2023 and 2024, the fee was increased to $1,350,000 and $1,400,000 respectively, to account for inflation.

The executive compensation will be adjusted annually for Eurozone inflation every January 1. Effective from January 1, 2025, this fee was increased to $1,440,000 to account for inflation. For 2022, 2023 and 2024, we also paid an additional special bonus of $210,000, nil and nil respectively, to Eurobulk’s employees, affiliated subcontractors and consultants. Our Master Management Agreement is substantially similar to the master management agreement between Euroseas and Eurobulk relating to our vessels that were previously owned by Euroseas. The Master Management Agreement is terminable by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The management agreements between Eurobulk FE and the ship-owning companies follow substantially the same terms of the similar agreements with Eurobulk.

The EuroDry Master Management Agreement ("MMA") with the Managers provides for an annual adjustment of the daily vessel management fee due to inflation in the Eurozone to take effect on January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee. This MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship-owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Managers, a management agreement with the rate and term as set in the MMA effective at such time.

The MMA also provided for a 5% discount on the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Managers is greater than 20 ("volume discount"). EuroDry signed new MMAs with the Managers which took effect after the completion of the spin-off from Euroseas Ltd. for an additional five-year term until May 30, 2023, on substantially the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. The EuroDry MMAs permanently incorporated the volume discount in the daily vessel management fee, which was set at 685 Euros per day per vessel in operation, to be adjusted annually for inflation in the Eurozone. From January 1, 2022 the daily vessel management fee was adjusted for inflation to 720 Euros per day per vessel in operation. From January 1, 2023 the daily vessel management fee was adjusted for inflation at 775 Euros per day per vessel in operation and the MMA was extended for a further five-year term until January 1, 2028. From January 1, 2024, the vessel fixed management fee was adjusted for inflation at Euro 810 (approximately $842, using the exchange rate as of December 31, 2024, which was $1.04 per euro) per day per vessel in operation. Vessel management fees paid to the Managers amounted to $2,968,073, $3,281,361 and $4,209,166 in 2022, 2023 and 2024, respectively. From January 1, 2025, the vessel fixed management fee was adjusted for inflation at Euro 840 (approximately $874, using the exchange rate as of December 31, 2024, which was $1.04 per euro) per day per vessel in operation.

The management of the M/V “Xenia”, M/V “Alexandros P.”, M/V “Tasos”, M/V “Ekaterini”, M/V “Maria” and M/V “Christos K” is performed by Eurobulk FE, which provides technical, commercial and accounting services. The remaining fleet (M/V “Santa Cruz”, M/V “Eirini P.”, M/V “Good Heart”, M/V “Blessed Luck”, M/V “Molyvos Luck”, M/V “Starlight” and M/V “Yannis Pittas”) is managed by Eurobulk.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2022, 2023 and 2024 Eurochart received $932,123, $630,433 and $799,997, respectively, for chartering services calculated at 1.25% of chartering revenues. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire. During 2022, we paid to Eurochart a commission of $210,000 for the acquisition of M/V “Molyvos Luck” which was agreed to be paid by the buyers, as per the relevant memorandum of agreement entered into with the sellers, and we withheld, on behalf of Eurochart, a commission of $157,500 from the sellers of M/V “Santa Cruz”. We also paid to Eurochart a commission of $96,750 for the sale of M/V “Pantelis” in 2022. In October and November 2023, we withheld on behalf of Eurochart the amount of $650,000 from the sellers of M/V “Maria”, M/V “Christos K” and M/V “Yannis Pittas” in connection with the acquisition of the vessels.

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

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 19 “Subsequent events” of our annual consolidated financial statements.

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

Common Stock

As of December 31, 2024 and April 30, 2025, there were 2,826,697 common shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of December 31, 2024 and April 30, 2025, there are no preferred shares issued and outstanding.

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

We have a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing”  ~~,~~ and Note 8 of our attached financial statements.

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

The Marshall Islands and Liberia, the jurisdictions where we and our shipowning subsidiaries were incorporated during 2024, each grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We do not believe that we can establish that we satisfied the 50% Ownership Test for the 2024 taxable year due to the widely-held nature of our stock.

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

The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." We intend to take the position that our common stock, which is listed on the Nasdaq Capital Market constituted more than 50% of our outstanding shares by value and total combined voting power for the 2024 taxable year. Accordingly, we intend to take the position that we satisfied the listing threshold for the 2024 taxable year. However, it is possible that our common stock may come to constitute 50% or less of our outstanding shares by value in a future taxable year in which case we may not be able to satisfy the listing threshold or the Publicly Traded Test.

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

We believe that we were not subject to the Five Percent Override Rule and that we satisfied the Publicly-Traded Test for the 2024 taxable year because the nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2024 United States federal income tax returns.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

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

As of December 31, 2024, the fair value of our outstanding freight derivatives was nil. In 2024, we recorded a net gain on our freight derivatives of $0.6 million.

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

As at December 31, 2024, our average debt covered by interest rate swaps for 2025 was approximately 10% and for the two-year period of 2026 and 2027 was approximately 12%.

As at December 31, 2024, we had $108.19 million of floating rate debt outstanding with margins over SOFR ranging from 1.90% to 3.60%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and decreased our cash flows in the twelve-month period ended December 31, 2024 by approximately $1,014,420 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2024 in U.S. dollars to a 100 basis points increase in SOFR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2025	1,021,450	(100,000)
2026	892,125	(100,000)
2027	716,830	(100,000)
2028	533,850	(833)
2029 and thereafter	532,000	-

Foreign Currency Exchange Rate Risk

The international drybulk shipping industry’s functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but, in 2024, incurred approximately 17% of our vessel operating expenses (excluding depreciation) in currencies other than U.S. dollars. In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 5% in 2024) are mainly in Euros. On December 31, 2024, approximately 19% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the years ended December 31, 2024 and 2023, was $0.01 million for each year. Net foreign exchange gain for the year ended December 31, 2022 was $0.04 million.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2024, would have increased our operating expenses by approximately $0.57 million and the fair value of our outstanding trade accounts payable by approximately $0.05 million.

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

(a)	Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2024. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using the criteria set forth in the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 Framework). As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2024.

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

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2023 and 2024. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte and their respective affiliates (collectively, “Deloitte”).

	2023 (dollars in thousands)	2024 (dollars in thousands)
Audit Fees	$201	$195
Audit-Related Fees	$3	-
Tax Fees	-	-
All Other Fees	-	-
Total	$204	$195

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

Share Repurchase Program

On August 8, 2022, we announced that our Board of Directors approved a share repurchase program (the “Program”) to purchase up to an aggregate of $10.0 million of our common shares. The Board approved the continuation of the Program for a further year in August 2023 and 2024, respectively, and will review it again after a period of twelve months. Share repurchases will be made from time to time for cash in open market transactions pursuant to Rule 10b-18 of the Exchange Act at prevailing market prices and/or in privately negotiated transactions. The timing and amount of purchase under the Program will be determined by management based upon market conditions and other factors. The Program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company’s discretion and without notice. We will cancel common shares repurchased as part of the Program.

During the years ended December 31, 2022, 2023 and 2024, we have repurchased the following common shares:

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
September 1-30, 2022	106,821	$13.725	106,821	$8,533,908
October 1-31, 2022	2,142	$13.796	108,963	$8,504,356
November 1-30, 2022	9,325	$15.922	118,288	$8,355,885
December 1-31, 2022	22,013	$15.926	140,301	$8,005,313
Total	140,301	N/A	140,301	N/A
Period
January 1-31, 2023	7,061	$16.765	147,362	$7,886,935
February 1-28, 2023	11,851	$16.760	159,213	$7,688,314
March 1-31, 2023	39,518	$17.233	198,731	$7,007,319
June 1-30, 2023	3,518	$13.871	202,249	$6,958,522
July 1-31, 2023	14,302	$14.049	216,551	$6,757,592
August 1-31, 2023	21,880	$14.406	238,431	$6,442,394
September 1-30, 2023	15,049	$14.277	253,480	$6,227,539
October 1-31, 2023	15,010	$15.384	268,490	$5,996,622
November 1-30, 2023	1,114	15.175	269,604	$5,979,717
Total	129,303	N/A	269,604	N/A
Period
January 1-31, 2024	3,516	$20.976	273,120	$5,905,966
February 1-28, 2024	7,921	$21.527	281,041	$5,735,449
March 1-31, 2024	18,605	$22.931	299,646	$5,308,820
May 1-31, 2024	5,248	$21.591	304,894	$5,195,509
June 1-30, 2024	8,424	$22.327	313,318	$5,007,423
October 1-31, 2024	1,019	$20.600	314,337	$4,986,432
November 1-30, 2024	7,714	$14.043	322,051	$4,878,107
December 1-31, 2024	12,623	$13.338	334,674	$4,709,747
Total	65,070	N/A	334,674	N/A

(1)	The average price paid per share does not include commissions paid for each transaction.

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2024.

Subsequent to December 31, 2024, there were no share repurchases of our common stock.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Please see Item 6.C. Board Practices - Corporate Governance.

OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J.	Insider Trading Policies

(a) We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us.

(b) Please see our Insider Trading Policy of the Company, which has been filed as Exhibit 11.1 to this annual report.

Item 16K.	Cybersecurity

Risk Management and Strategy

We, via our Manager have implemented a cybersecurity strategy involving various dedicated personnel and resources aimed at preventing, detecting and responding to cyberattacks, as well as being able to recover promptly in the event of material impact following a cyberattack. Additionally, we regularly update our cybersecurity processes to address cybersecurity trends and threats. Cybersecurity processes have been established to address material cybersecurity risks, including in connection with the following areas:

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

We, via our Manager, actively monitor our systems to prevent and detect any future cybersecurity threats and separately, we monitor cybersecurity threats or incidents committed against other companies as such events become public. We have engaged outside consultants that perform penetration testing and other tests to identify and suggest improvements to minimize the risk of a future cyber incident. This allows us to remain current with the latest trends in cybersecurity and make improvements to our defense strategy to consider newly-identified and developing areas of cybersecurity threats. Our Manager has put in place response procedures for prompt cybersecurity incident identification, reporting and remediation if we are subject to an information system security breach. Our Manager utilizes security standards and has established cross-functional risk control capabilities to facilitate operational implementation aligned with our cybersecurity processes.

The employees of our Manager, who are the main users of our digital assets, are trained to face cybersecurity threats and attacks. The training covers areas such as personal digital footprint, privacy settings, phishing, information security at home and at work, ransomware, password hygiene and business email compromise.

In the event of a cyberattack, the Chief Technology Officer of our Manager uses the internal escalation channels to inform the management as further described below.

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

Governance

During 2024 our Manager has appointed a Chief Information Security Officer who has been overseeing the information, cybersecurity, and technology security. The Chief Information Security Officer is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. He develops appropriate plans to mitigate such risks. Such plans are validated by the members of our Board. The Chief Information Security Officer belongs to the Safety & Quality division of our Manager and reports to our Chief Executive Officer. In March 2025 our Manager has appointed a Chief Technology Officer (CTO) who overtook the role of the Chief Information Security Officer.

  The CTO belongs to the Safety & Quality division of our Manager and reports to our Chief Executive Officer. She leverages 15 years of experience in the Information and Communication Technology sector within the maritime industry. She holds a PhD in Telecommunications and Networks from the School of Electrical and Computer Engineering (ECE) at the National Technical University of Athens (NTUA), an MBA in Techno-Economics from NTUA and the University of Piraeus (UNIPI), and a Bachelor’s degree from ECE, NTUA. Currently, she is completing her MSc in Cybersecurity and Data Science at UNIPI. Our CTO is certified as an ISO27001 and ISO22301 TÜV Austria Lead Auditor and as a Certified Information Security Manager (CISM) by ISACA. Additionally, she serves as the Secretary of the Board of Directors for the Association of Maritime Managers in Information Technology and Communications (AMMITEC).”

The Audit Committee oversees that the cybersecurity risks are well managed and reports on such management to the Board of Directors. The Board of Directors is also informed of such risks, as well as other cybersecurity matters, through periodic reports from the Manager. Our Chief Executive Officer is responsible for overseeing the alignment of the cybersecurity strategy with the strategic plan of the Company. In the event of a cybersecurity incident, we have implemented a process in which the Chief Technology Officer would report such incident to our Chief Executive Officer and the Audit Committee if the incident is determined to present critical risk to us.

Cybersecurity Threats

We did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. For more information about the cybersecurity risks we face, please see Item 3. Key Information - D. Risk Factors - “We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.”

In September 2024, the IT department of our Manager discovered that there was a cyber-attack from a ransomware group that gain unauthorized access to certain of our Manager’s systems and encrypted our data. With the assistance of cyber security consultants hired by our Manager, we investigated the incident, neutralized the attack and restored the back-up of our data, which remained unaffected, within short period of time. There was no disruption of communication with the ships and third-party commercial partners. The Company analyzed the effects of the incident in terms of its financial cost, effect on employees both on shore and on board, financial reporting, share price and reputation and concluded that there were no material effects on our business strategy, results of operations or financial condition. In designing a longer term response to this incident, we via our Manager have strengthened and upgraded the security of our systems and engaged a third party firm to monitor our readiness in preventing new cyber threats.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements set forth on pages F-1 through F-56, together with the report of independent registered public accounting firm, are filed as part of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Incorporation of EuroDry Ltd. (1)
1.2	Amended and Restated Bylaws of EuroDry Ltd. (2)
2.1	Specimen Common Stock Certificate (2)
2.2	Specimen Series B Preferred Share Certificate (2)
2.3	Form of Registration Rights Agreement by and among EuroDry Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (2)
2.4	Shareholders Rights Agreement between EuroDry Ltd. and American Stock Transfer and Trust Company, LLC (7)
2.5	Form of Contribution Agreement between EuroDry Ltd. and Euroseas Ltd. (2)
2.6	Description of Securities (4)
4.1	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Ltd. (2)
4.2	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Far East (2)
4.3	EuroDry 2022 Equity Incentive Plan (6)
4.4	Form of Standard Ship Management Agreement (2)
4.5	Form of Current Time Charter (2)
4.6	Loan Agreement between Eirini Shipping Ltd., as Borrower, and Sinopac Capital International (HK) Limited, as Lender, for up to US$5,000,000, dated February 22, 2021. (3)
4.7	Guarantee between EuroDry Ltd., as Guarantor, and Sinopac Capital International (HK) Limited, as Lender, relating to a Loan Agreement for up to US$5,000,000 dated February 22, 2021. (3)
4.8	Loan Agreement between Blessed Luck Shipowners Ltd., as borrower, and Piraeus Bank S.A., as lender, for up to US$8,000,000, dated August 12, 2021. (4)
4.9	Guarantee between EuroDry Ltd., as guarantor, and Piraeus Bank S.A., as lender, for up to US$8,000,000, dated August 12, 2021. (4)
4.10 4.11

Loan Agreement between Molyvos Shipping Ltd. and Santa Cruz Shipowners, as borrowers, and Piraeus Bank S.A., as lender, for a loan of up to US$20,000,000, dated September 30, 2022. (5)

Loan Agreement between Kamsarmax Two Shipping Ltd. as Borrower, and Hamburg Commercial Bank AG, as Lender, Agent, Mandated Lead Arranger and Security Trustee, relating to a secured term loan facility of up to US$14,000,000, dated June 20, 2023 (6)

4.12	Guarantee between EuroDry Ltd., as Guarantor, and Hamburg Commercial Bank AG, as Security Trustee, relating to a secured term loan facility of up to $14,000,000 dated June 20, 2023. (6)
4.13	Loan Agreement between Yannis Navigation Ltd., as Borrower, and Eurobank S.A., as lender, for a senior secured term loan of up to $10,500,000, dated October 12, 2023. (6)
4.14	Guarantee between EuroDry Ltd, as Guarantor, and Eurobank S.A., as Security Trustee, relating to a senior secured term loan of up to $10,500,000, dated October 12, 2023. (6)
4.15	Loan Agreement between Christos Ultra LP and Maria Ultra LP, as Borrowers, and Eurobank S.A., as lender, for a senior secured term loan of up to $22,000,000 dated October 23, 2023. (6)
4.16	Supplemental Loan Agreement to Loan Agreement dated September 30, 2022, between Molyvos Shipping Ltd. and Santa Cruz Shipowners Ltd., as Borrowers, and Piraeus Bank, as Lender, dated June 20, 2024.
4.17	Supplemental Agreement to a Loan Agreement dated August 12, 2023, between Blessed Luck Shipowners Ltd., as Borrower, and Piraeus Bank, as Lender, dated June 20, 2024.

4.18

Loan Agreement dated October 15, 2024, between Light Shipping Ltd. and Good Heart Shipping Ltd., as Borrowers, Eurodry Ltd., as Guarantor, and National Bank of Greece S.A., as Lender, dated October 15, 2024.

4.19	Loan Agreement between Ultra One Shipping Ltd. and Kamsarmax One Shipping Ltd., as Borrowers, and Eurobank S.A., as Lender, dated November 12, 2024.
8.1	Subsidiaries of the Registrant.
11.1	Insider Trading Policy
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte Certified Public Accountants S.A.
97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation. (6)
101.INS*	Inline XBRL Instance Document – The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

(1)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-38502) on May 29, 2018.
(2)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-224732) on May 8, 2018.
(3)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-38502) on April 22, 2021.
(4)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-38502) on April 15, 2022.
(5)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-38502) on April 24, 2023.
(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-38502) on April 24, 2024.
(7)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-38502) on May 31, 2018.

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

Date: May 15, 2025

EuroDry Ltd. and Subsidiaries

Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of EuroDry Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EuroDry Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Impairment of vessels – Future Charter Rates used in the analysis of the future undiscounted net operating cash flows for the vessel that was impaired– Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels held for use for impairment involves an assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable. As of December 31, 2024, one out of twelve vessels held for use had impairment indicators.

If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessel. When the Company’s estimate of future undiscounted net operating cash flows (excluding interest charges) expected to be generated by the use and eventual disposition of any vessel for which indicators of impairment exist is less than its carrying amount, the Company records an impairment loss to reduce the vessel’s carrying value to its fair market value. As of December 31, 2024, the Company determined that the carrying value of the vessel Santa Cruz was not recoverable. Consequently, the Company recorded an impairment charge of $2.8 million to reduce the carrying value of the vessel to its estimated fair market value. The estimated fair value was based on the Company's best estimate of the fair value of the vessel on a charter free basis and was supported by a vessel valuation of an independent shipbroker as of December 31, 2024.

In developing estimates of future undiscounted net operating cash flows, the Company makes various assumptions including future charter rates which are the most sensitive and subjective assumption. For periods of time where the vessels are not fixed on time charters, the Company estimates the future daily time charter equivalent rate (the “future charter rate”) for the vessels’ unfixed days as follows: i) for the first two years based on the prevailing market charter rates and ii) from the third year onwards, the inflation-unadjusted historical average rates for similar size vessels over a 16-year period for 2024, which takes into account complete market cycles. These assumptions are based on historical trends as well as future expectations.

We identified future charter rates used in the future undiscounted net operating cash flows for the vessel that was impaired as a critical audit matter because of the complex judgements made by management to estimate them and the significant impact they have on the future undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates for the impaired vessel utilized in the future undiscounted net operating cash flows included the following among others:

1. Evaluating the Company’s methodology for estimating the future charter rates by comparing the future charter rates utilized in the future undiscounted net operating cash flows to 1) the Company’s historical rates, 2) the Company’s budget, 3) historical rate information of similar vessels published by third party brokers and 4) other external market sources, including analysts’ reports and reports on prospective market outlook.

2. Considering the consistency of the assumptions used in the future charter rates with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors and 2) external communications by management to analysts and investors.

3. Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

May 15, 2025

We have served as the Company's auditor since 2018.

EuroDry Ltd. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2023 and 2024

(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2023	December 31, 2024
Assets
Current assets
Cash and cash equivalents		8,002,024	6,711,327
Restricted cash	8	2,797,569	1,587,268
Trade accounts receivable, net		6,740,606	8,433,076
Other receivables		2,127,266	1,112,856
Prepaid expenses		243,380	474,488
Inventories	3	4,117,663	2,097,083
Derivative	14	196,627	120,675
Assets held for sale	5	-	2,789,715
Total current assets		24,225,135	23,326,488

Long-term assets
Advances for vessels under construction	4	-	7,188,614
Vessels, net	5	203,528,116	185,465,570
Derivative	14	-	144,523
Restricted cash	8	3,300,000	3,610,000
Total assets		231,053,251	219,735,195

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	8	17,804,553	11,810,351
Trade accounts payable		3,146,931	2,668,490
Accrued expenses	6	2,320,606	3,854,066
Derivatives	14	1,287,720	-
Deferred revenues		346,838	247,294
Due to related companies	7	577,542	181,014
Total current liabilities		25,484,190	18,761,215

(Consolidated balance sheets continue on the next page)

EuroDry Ltd. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2023 and 2024

(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2023	December 31, 2024

Long-term liabilities
Long-term bank loans, net of current portion	8	86,123,063	95,381,535
Derivative	14	17,769	-
Total long-term liabilities		86,140,832	95,381,535
Total liabilities		111,625,022	114,142,750

Commitments and contingencies	10

Shareholders’ equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,832,417 and 2,826,697 issued and outstanding, respectively)	16	28,324	28,266
Additional paid-in capital		68,069,724	67,751,242
Retained earnings		41,564,249	28,958,375
Total shareholders’ equity attributable to EuroDry Ltd. shareholders		109,662,297	96,737,883
Non-controlling interest	17	9,765,932	8,854,562
Total shareholders’ equity		119,428,229	105,592,445
Total liabilities and shareholders’ equity		231,053,251	219,735,195

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of operations

Years ended December 31, 2022, 2023 and 2024

(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2022	2023	2024
Revenues
Time charter revenue		74,569,867	47,824,857	64,786,884
Voyage charter revenue		-	2,609,775	-
Commissions (including $932,123, $630,433 and $799,997, respectively, to related party)	7	(4,386,498)	(2,842,708)	(3,703,657)
Net revenue		70,183,369	47,591,924	61,083,227
Operating expenses
Voyage expenses, net	13	(2,025,120)	3,993,031	6,057,692
Vessel operating expenses (including $207,602, $191,655 and $272,283, respectively, to related party)	7, 13	19,333,898	20,758,708	25,667,279
Dry-docking expenses		4,816,558	3,404,323	8,549,609
Vessel depreciation	5	10,757,177	10,966,621	13,877,730
Related party management fees	7	2,968,073	3,281,361	4,209,166
General and administrative expenses (including $1,460,000, $1,354,600 and $1,415,000, respectively, to related party)	7, 11	3,072,583	3,459,943	3,271,195
Net gain on sale of vessel		(2,856,525)	-	-
Impairment loss	5, 15	-	-	2,796,605
Other operating loss	10	-	500,000	2,950,000
Bad debt expense	2	-	134,294	-
Total operating expenses		36,066,644	46,498,281	67,379,276
Operating income / (loss)		34,116,725	1,093,643	(6,296,049)
Other income / (expenses)
Interest and other financing costs	8	(3,853,047)	(6,486,814)	(7,956,478)
Gain on derivatives, net	14	3,189,610	1,218,375	637,697
Interest income		46,298	897,618	103,524
Foreign exchange gain / (loss)		43,085	(5,794)	(5,938)
Total other expenses, net		(574,054)	(4,376,615)	(7,221,195)
Net income / (loss)		33,542,671	(3,282,972)	(13,517,244)
Net loss attributable to the non-controlling interest	17	-	374,068	911,370
Net income / (loss) attributable to controlling shareholders		33,542,671	(2,908,904)	(12,605,874)
Earnings / (loss) per share attributable to controlling shareholders – basic	12	11.66	(1.05)	(4.62)
Weighted average number of shares outstanding during the year, basic	12	2,876,320	2,763,121	2,727,698
Earnings / (loss) per share attributable to controlling shareholders – diluted	12	11.61	(1.05)	(4.62)
Weighted average number of shares outstanding during the year, diluted	12	2,889,991	2,763,121	2,727,698

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of shareholders’ equity

Years ended December 31, 2022, 2023 and 2024

(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Retained Earnings	Total EuroDry Ltd. shareholders’ equity	Non-controlling interest	Total shareholders’ equity
Balance January 1, 2022	2,919,191	29,192	67,963,707	10,930,482	78,923,381	-	78,923,381
Net income	-	-	-	33,542,671	33,542,671	-	33,542,671
Issuance of shares sold at the market (ATM), net of issuance costs	65,130	651	2,684,951	-	2,685,602	-	2,685,602
Repurchase and cancelation of common shares	(140,301)	(1,403)	(1,997,859)	-	(1,999,262)	-	(1,999,262)
Issuance of restricted shares for stock incentive award and share-based compensation	58,600	586	788,139	-	788,725	-	788,725
Balance December 31, 2022	2,902,620	29,026	69,438,938	44,473,153	113,941,117	-	113,941,117
Net loss	-	-	-	(2,908,904)	(2,908,904)	(374,068)	(3,282,972)
Capital contributions made by non-controlling shareholders	-	-	-	-	-	10,140,000	10,140,000
Repurchase and cancelation of common shares	(129,303)	(1,293)	(2,029,277)	-	(2,030,570)	-	(2,030,570)
Issuance of restricted shares for stock incentive award and share-based compensation	59,100	591	797,393	-	797,984	-	797,984
Offering expenses paid	-	-	(137,330)	-	(137,330)	-	(137,330)
Balance December 31, 2023	2,832,417	28,324	68,069,724	41,564,249	109,662,297	9,765,932	119,428,229
Net loss	-	-	-	(12,605,874)	(12,605,874)	(911,370)	(13,517,244)
Repurchase and cancelation of common shares	(65,070)	(651)	(1,271,976)	-	(1,272,627)	-	(1,272,627)
Shares forfeited	(750)	(8)	8	-	-	-	-
Issuance of restricted shares for stock incentive award and share-based compensation	60,100	601	953,486	-	954,087	-	954,087
Balance December 31, 2024	2,826,697	28,266	67,751,242	28,958,375	96,737,883	8,854,562	105,592,445

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

	2022	2023	2024
Cash flows from operating activities:
Net income / (loss)	33,542,671	(3,282,972)	(13,517,244)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Vessel depreciation	10,757,177	10,966,621	13,877,730
Impairment loss	-	-	2,796,605
Amortization and write off of deferred charges	230,589	209,110	264,270
Share-based compensation	788,725	797,984	954,087
Unrealized (gain) / loss on derivatives	(2,222,685)	3,252,230	(1,374,060)
Gain on sale of vessel	(2,856,525)	-	-
Bad debt expense	-	134,294	-
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(6,372,798)	272,933	(1,692,470)
Prepaid expenses	65,373	5,644	(231,108)
Other receivables	896,737	(1,781,200)	1,014,410
Inventories	(287,310)	(3,060,011)	1,958,129
Due from related companies	(2,416,180)	2,416,180	-
Increase / (decrease) in:
Trade accounts payable	2,114,784	(13,382)	(276,840)
Accrued expenses	152,277	1,315,887	1,533,460
Deferred revenues	(1,162,907)	(4,798)	(99,544)
Due to related companies	(244,587)	577,542	(396,528)
Net cash provided by operating activities	32,985,341	11,806,062	4,810,897
Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(37,786,324)	(65,286,558)	(1,540,654)
Cash paid for vessels under construction	-	-	(7,188,614)
Net proceeds from sale of vessel	9,387,717	(15,274)	-
Net cash used in investing activities	(28,398,607)	(65,301,832)	(8,729,268)

(Consolidated statements of cash flows continue on the next page)

EuroDry Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

(Continued)

	2022	2023	2024
Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	2,685,602	-	-
Cash paid for share repurchase	(1,999,262)	(2,030,570)	(1,272,627)
Offering expenses paid	(12,427)	(137,330)	-
Loan arrangement fees paid	(150,000)	(479,750)	(355,000)
Contributions made by non-controlling shareholders	-	10,140,000	-
Proceeds from long-term bank loans	20,000,000	46,500,000	16,000,000
Repayment of long-term bank loans	(17,515,000)	(23,520,000)	(12,645,000)
Net cash provided by financing activities	3,008,913	30,472,350	1,727,373

Net increase / (decrease) in cash, cash equivalents and restricted cash	7,595,647	(23,023,420)	(2,190,998)
Cash, cash equivalents and restricted cash at beginning of year	29,527,366	37,123,013	14,099,593
Cash, cash equivalents and restricted cash at end of year	37,123,013	14,099,593	11,908,595
Cash Breakdown
Cash and cash equivalents	34,042,150	8,002,024	6,711,327
Restricted cash, current	1,195,863	2,797,569	1,587,268
Restricted cash, long term	1,885,000	3,300,000	3,610,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	37,123,013	14,099,593	11,908,595
Supplemental cash flow information
Cash paid for interest	3,366,221	5,950,733	7,588,550
Financing and investing activities fees:
Capital expenditures included in liabilities	44,309	230,465	28,864
Vessel sale expenses included in liabilities	15,274	-	-

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

EuroDry Ltd. (the “Company” or “EuroDry”) was formed by Euroseas Ltd. (“Euroseas”) on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the “Subsidiaries”) contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas’ drybulk vessels held for use as of December 31, 2017 (the “Spin-off”). On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company’s Series B Preferred Stock (the “EuroDry Series B Preferred Shares”) to holders of Euroseas’ Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. EuroDry’s common shares trade on the Nasdaq Capital Market under the ticker symbol “EDRY”.

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

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc., Family United Navigation Co. and Ergina Shipping Ltd. which, in turn, own 48.2% of the Company’s shares as of December 31, 2024. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through ownership and operation of dry bulk ship-owning companies. Details of the Company’s wholly or partly owned controlled subsidiaries for the year ended December 31, 2024 are set out below:

a)	100% interest in subsidiaries owning vessels in operation

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

●

Areti Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 15, 2016, owner of the Cypriot flag 75,100 DWT bulk carrier M/V “Tasos” which was built in 2000 and acquired on January 9, 2017. The vessel was sold on March 17, 2025.

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

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

b)	61% interest in subsidiaries owning vessels in operation

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

c)	Subsidiaries owning vessels under construction

●

Troboni Shipping Ltd., incorporated in the Republic of Liberia on   April 5, 2024, entered on   October 14, 2024, into a shipbuilding contract with Nantong Xiangyu Shipbuilding for the construction of a 63,500 DWT ultramax bulk carrier (XY 166). The vessel is expected to be delivered in the third quarter of 2027.

●

Aristeidis Shipping Ltd., incorporated in the Republic of Liberia on   July 24, 2024, entered on   October 14, 2024, into a shipbuilding contract with Nantong Xiangyu Shipbuilding for the construction of a 63,500 DWT ultramax bulk carrier (XY 164). The vessel is expected to be delivered in the second quarter of 2027.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

d)	100% interest in non-vessel owning subsidiaries

●

Pantelis Shipping Corp., incorporated in the Republic of Liberia on December 4, 2009, owner of the Liberian flag 74,020 DWT bulk carrier M/V “Pantelis” which was built in 2000 and acquired on July 23, 2009. The vessel was sold on October 17, 2022.

The following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2022	2023	2024
Amaggi Europe B.V.	11%	17%	11%
Tongli Shipping PTE Ltd.	12%	16%	-
Quadra Commodities S.A.	13%	-	-
OLAM Group	13%	-	-
Ultrabulk A/S	11%	-	-

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

Following the provisions of ASC 810 “Consolidation”, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity in its consolidated financial statements. The Company’s evaluation did not result in an identification of variable interest entities for the years ended December 31, 2022, 2023 and 2024.

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

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

Trade accounts receivable, net

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. Bad debts are written off in the period in which they are identified. As of December 31, 2023, the Company wrote-off certain trade receivables by recording a bad debt expense for the year ended December 31, 2023, of $134,294. No such amount existed for the year ended December 31, 2024.

Inventories

Inventories consist of lubricants and bunkers, which are stated at the lower of cost and net realizable value, which is the estimated selling price less reasonably predictable costs of disposal and transportation. Inventories are valued using the FIFO (First-In First-Out) method.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

Assets Held for Sale

The Company classifies a vessel as being held for sale when the following criteria are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell. The resulting difference, if any, is recorded under “Loss on write-down of vessel held for sale” in the consolidated statements of operations. The vessels are no longer depreciated once they meet the criteria to be classified as held for sale.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2023 and 2024.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

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

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2022, 2023 and 2024 the duration of the Company’s time charter contracts ranged from 8 days to 2 years. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. As of December 31, 2024, all of the Company’s time charter agreements have remaining terms ranging from less than a month to 4 months based on the minimum duration of the time charter contracts and do not include any renewal options. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, and any change requires the Company’s consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is usually collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight-line basis over the voyage days from the loading of cargo to its discharge.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the year ended  December 31, 2023 was not material. The Company did not enter into any voyage charters during the year ended December 31, 2024.

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

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Financing costs

Fees paid to lenders and fees required to be paid to third parties on the lenders’ behalf for obtaining new loans or for refinancing or amending existing loans, are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts. These costs are amortized as interest and other financing costs over the duration of the underlying loan using the effective interest method. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment pursuant to the provisions of Subtopic 470-50 “Modifications and Extinguishments”, is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

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

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

In developing its estimates of future undiscounted net operating cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the assumptions being related to charter rates, fleet utilization, vessel operating expenses, drydocking costs, vessels’ residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) attributable to controlling shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2023 and 2024, are considered contingently returnable until the restrictions lapse and are not included in the basic earnings / (loss) per share attributable to controlling shareholders calculation until the shares are vested.

Diluted earnings / (loss) per share gives effect to all potentially dilutive securities to the extent that they are dilutive, using the treasury stock method. The Company uses the treasury stock method for non-vested restricted shares to assess the dilutive effect.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. The Company adopted ASU 2023-07 as of January 1, 2024 and its adoption resulted in updating the Company’s Note for Segment reporting and did not have any impact on the Company’s financial position or results of operations.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after  December 15, 2026, and for interim periods within fiscal years beginning after  December 15, 2027. Early adoption is permitted. The amendments  may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:

	December 31, 2023	December 31, 2024
Lubricants	1,370,033	1,196,444
Bunkers	2,747,630	900,639
Total	4,117,663	2,097,083

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

4.	Advances for vessels under construction

On  October 14, 2024, the Company signed two contracts for the construction of two 63,500 DWT eco-design fuel efficient ultramax bulk carriers. The vessels will be built at Nantong Xiangyu Shipbuilding in China. The two newbuildings are scheduled to be delivered during the second and third quarter of 2027. The total contracted consideration for the construction of the two vessels is approximately $71.8 million and will be financed with a combination of debt and equity. Within the year ended  December 31, 2024, the Company paid $7.2 million related to shipyard installments as well as other costs related to the construction of these two vessels. See Note 10 for the outstanding commitments to the shipyard.

Costs
Balance, January 1, 2024	-
Advances for vessels under construction	7,188,614
Balance, December 31, 2024	7,188,614

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2023	185,368,915	(36,346,892)	149,022,023
- Depreciation for the year	-	(10,966,621)	(10,966,621)
- Vessel acquisitions and improvements	65,472,714	-	65,472,714
Balance, December 31, 2023	250,841,629	(47,313,513)	203,528,116
- Depreciation for the year	-	(13,877,730)	(13,877,730)
- Vessel acquisitions and improvements	1,339,053	-	1,339,053
- Vessel held for sale	(5,231,397)	2,504,133	(2,727,264)
- Impairment loss	(7,072,940)	4,276,335	(2,796,605)
Balance, December 31, 2024	239,876,345	(54,410,775)	185,465,570

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

As of December 31, 2024, twelve of the Company’s vessels with a carrying value of $185.5 million are mortgaged as collateral under the Company’s loan agreements (see Note 8) while one of the Company’s vessels, M/V “Tasos”, is unencumbered.

For the year ended December 31, 2023, certain of the Company’s vessels were equipped with a number of smart monitoring systems for a total cost of $0.13 million. For the year ended December 31, 2024, the Company installed on its vessels a new software for mooring system management and eco retrofits for a total cost of $1.3 million for certain of the Company’s vessels. All these installations qualified as vessel improvements and were therefore capitalized.

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

Sale of vessels

As of  December 31, 2024, M/V “Tasos”, a 75,100 DWT 2000-built bulk carrier, met the criteria for the classification as held for sale and was classified at its net book value of $2.7 million, together with its inventory on board amounting to $0.06 million, following a strategy of disposing older vessels. The total amount is presented in the “Assets held for sale” line in the current assets section of the consolidated balance sheet as of  December 31, 2024. Please also see Note 19 for the subsequent sale of the vessel.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

Impairment analysis

In light of the prevailing conditions in the shipping industry, as of December 31, 2024, the Company performed the undiscounted cash flow test for the one operating vessel, M/V “Santa Cruz”, whose carrying value was above its respective market value and determined that the net book value of the aforementioned vessel was not recoverable. Consequently, the Company recorded an impairment charge of $2.8 million based on the Company’s impairment test results, to reduce the carrying value of the vessel to its estimated market value. The estimated fair value was based on the Company's best estimate of the fair value of the vessel on a time charter free basis, and was supported by a vessel valuation of an independent shipbroker as of December 31, 2024 (refer Note 15).

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

6.	Accrued Expenses

The accrued expenses consist of:

	December 31, 2023	December 31, 2024

Accrued payroll expenses	342,056	472,463
Accrued interest expense	877,635	981,293
Accrued general and administrative expenses	107,197	75,216
Accrued commissions	91,277	177,534
Other accrued expenses (1)	902,441	2,147,560
Total	2,320,606	3,854,066

(1) It includes a provision of $1,500,000 as of December 31, 2024, relating to a fine of $1,125,000 plus a $375,000 donation in relation to the incident of M/V "Good Heart" (refer Note 10).

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions

Each of the Company’s vessel owning companies is party to a management agreement with one of the Managers (see Note 1), both of which are controlled by members of the Pittas family, whereby the Managers provide technical and commercial vessel management for a fixed daily management fee (see below), under the Company’s Master Management Agreements (“MMAs”). An additional fixed management fee (see below) is paid to the Manager for the provision of management executive services.

The Company’s MMAs with the Managers provide for an annual adjustment of the daily vessel management fee due to inflation to take effect  January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up. The MMAs, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMAs, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with one of the Managers, a management agreement with the rate and term as set in the MMA effective at such time.

EuroDry signed new MMAs with the Managers which took effect after the completion of the Spin-off for an additional five-year term until  May 30, 2023 on substantially the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. From  January 1, 2022, the vessel fixed management fee was adjusted for inflation at Euro 720 per day per vessel in operation and the MMA was extended for a further five-year term until January 1, 2028. From  January 1, 2023, the vessel fixed management fee was adjusted for inflation at Euro 775 per day per vessel in operation. From  January 1, 2024, the vessel fixed management fee was adjusted for inflation at Euro 810 (approximately $842, using the exchange rate as of  December 31, 2024, which was $1.04 per euro) per day per vessel in operation. From  January 1, 2025, the vessel fixed management fee was adjusted for inflation at Euro 840 (approximately $874, using the exchange rate as of  December 31, 2024, which was $1.04 per euro) per day per vessel in operation.

Vessel management fees paid to the Managers amounted to $2,968,073, $3,281,361 and $4,209,166 in 2022, 2023 and 2024, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions - Continued

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

In addition to the vessel management services, the Manager provides executive services to the Company. The amount of executive compensation was $1,250,000 for the year ended December 31, 2022. The executive management fee is adjusted annually for Eurozone inflation every January 1. For the year ended December 31, 2023 the amount for the executive compensation, before bonuses, was increased to $1,350,000 to account for inflation.  For the year ended December 31, 2024, the amount for the executive compensation, before bonuses, was increased to $1,400,000 to account for inflation. For the year 2025 the amount for the executive compensation, before bonuses, was increased to $1,440,000 to account for inflation. For the years ended December 31, 2022, 2023 and 2024, the Company paid an additional special bonus to the Manager’s employees, affiliated subcontractors and consultants of $210,000, nil and nil, respectively, for a total amount of executive management fees of $1,460,000, $1,350,000 and $1,400,000, respectively. These amounts are recorded in “General and administrative expenses” in the consolidated statements of operations.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the ship-owning companies by the Managers during the normal course of operations for which a right of off-set exists. As of December 31, 2023, the amount due to related companies was $577,542. As of December 31, 2024 the amount due to related companies was $181,014. Based on the MMAs, an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of the quarter or at the end of the previous quarter to the respective Manager.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A. (“Eurochart”), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart’s services. During 2022, the Company paid to Eurochart commission of $210,000 for the acquisition of M/V “Molyvos Luck”, which was agreed to be paid by the buyers, as per the relevant memorandum of agreement entered into with the sellers, and is capitalized as part of the vessel cost. In  April 2022, the Company withheld the amount of $157,500 from the sellers of M/V “Santa Cruz”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessel. Commission paid by the Company to Eurochart for the sale of M/V Pantelis amounted to $96,750 in 2022, recorded in “Net gain on sale of vessel” in the consolidated statement of operations. In  October and November 2023, the Company withheld the amount of $650,000 from the sellers of M/V “Maria”, M/V “Christos K” and M/V “Yannis Pittas”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessels. Commissions to Eurochart for chartering services totaled $932,123, $630,433 and $799,997 in 2022, 2023 and 2024, respectively, recorded in “Commissions” in the consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions - Continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $69,205 and $138,397 in 2022, $63,237 and $128,418 in 2023, and $90,768 and $181,515 in 2024, respectively.  These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

On October 13, 2023 Christos Ultra LP and Maria Ultra LP, owners of M/V “Christos K” and M/V “Maria”, signed with Eurobulk Ltd. an administration contract under which Eurobulk Ltd. will receive an amount of $15,000 per business year in order to provide various accounting and business transactions. The amount of $4,600 calculated pro rata for the year 2023 was paid to Eurobulk Ltd. in April 2024. For the year ended December 31, 2024, the amount of $15,000 was recorded and paid in full within 2024. The abovementioned amounts are recorded under “General and administrative expenses” in the consolidated statements of operations. Additionally, Christos Ultra LP and Maria Ultra LP, paid a lump sum fee of $110,000 to Eurobulk Ltd. for its assistance to secure the financing of the two vessels. The specific amount was recorded as a loan arrangement fee paid for the year ended December 31, 2023.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans

These consist of bank loans of the ship-owning companies guaranteed by EuroDry Ltd. and are as follows:

Borrower		December 31, 2023	December 31, 2024
Kamsarmax Two Shipping Ltd.	(a)	13,520,000	12,560,000
Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	(b)	21,200,000	30,000,000
Eirini Shipping Ltd.	(c)	2,690,000	1,850,000
Light Shipping Ltd. / Good Heart Shipping Ltd.	(d)	14,600,000	18,000,000
Blessed Luck Shipowners Ltd.	(e)	3,750,000	2,805,000
Areti Shipping Ltd.	(f)	1,000,000	-
Molyvos Shipping Ltd. / Santa Cruz Shipowners Ltd.	(g)	15,575,000	13,475,000
Yannis Navigation Ltd.	(h)	10,500,000	9,500,000
Christos Ultra LP. / Maria Ultra LP.	(i)	22,000,000	20,000,000
		104,835,000	108,190,000
Less: Current portion		(18,050,000)	(12,090,000)
Long-term portion		86,785,000	96,100,000
Deferred charges, current portion		245,447	279,649
Deferred charges, long-term portion		661,937	718,465
Long-term bank loans, current portion net of deferred charges		17,804,553	11,810,351
Long-term bank loans, long-term portion net of deferred charges		86,123,063	95,381,535

The future annual loan repayments are as follows:

To December 31:
2025	12,090,000
2026	13,285,000
2027	20,040,000
2028	14,475,000
2029	30,800,000
Thereafter	17,500,000
Total	108,190,000

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans - Continued

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

On June 20, 2023, the Company signed a term loan facility with Hamburg Commercial Bank AG. and a loan of $14,000,000 was drawn by Kamsarmax Two Shipping Ltd. on June 23, 2023 to finance up to 52.5% of the market value of M/V “Ekaterini”. The loan is payable in sixteen consecutive quarterly installments of $240,000 each commencing from September 2023, with a $10,160,000 balloon payment to be paid together with the last installment in June 2027. The loan bears interest at term Secured Overnight Financing Rate (“term SOFR”) plus a margin of 2.50%. The loan is secured with (i) first priority mortgage over M/V “Ekaterini”, (ii) first assignment of earnings and insurance of M/V "Ekaterini" and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $126,000 for this loan.

(b)

On January 27, 2021, the Company signed a term loan facility with Eurobank S.A. for an amount of up to $26,700,000, in order to refinance the existing indebtedness of M/V “Xenia” and M/V “Alexandros P.”, amounting to $22,482,000 as of the date of refinancing, and for working capital purposes, including the partial redemption of the Company’s Series B Preferred Shares. The facility was available in two tranches. The first tranche of $13,815,000 was drawn on January 27, 2021 and the second tranche of $12,885,000 was drawn on January 29, 2021 by Kamsarmax One Shipping Ltd. and Ultra One Shipping Ltd. as the borrowers. The loan was payable in twenty-four consecutive quarterly instalments of $500,000 each, followed by a balloon payment of $14,700,000 to be paid together with the last installment in January 2027. The loan bore interest at SOFR plus credit adjustment spread plus a margin of 2.75%.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans – Continued

On November 12, 2024, the Company signed a term loan facility with Eurobank S.A. for an amount of up to $30,000,000, in order to refinance the existing indebtedness of M/V “Xenia” and M/V “Alexandros P.”, amounting to $19,200,000 as of the date of refinancing, and for working capital purposes. The loan is payable in twenty-four consecutive quarterly instalments of $625,000 each, followed by a balloon payment of $15,000,000 to be paid together with the last installment in November 2030. A margin of 0.65% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in a cash collateral account in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounts to 1.90% above SOFR. The loan is secured with the following: (i) first priority mortgages over M/V “Xenia” and M/V “Alexandros P.”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $175,000 for this loan.

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

(d)

On September 30, 2021, the Company signed a term loan facility with the National Bank of Greece S.A. (“NBG”) and a loan of $22,000,000 was drawn by Light Shipping Ltd. and Good Heart Shipping Ltd. in order to refinance the existing indebtedness of M/V “Starlight”, amounting to $8,700,000 as of the date of the refinancing, and to post-delivery finance part of the acquisition cost of M/V “Good Heart”. The loan was payable in twenty four consecutive quarterly instalments, comprising four installments of $1,100,000 and eight installments of $600,000, followed by an interim balloon payment of $2,400,000 payable together with the 12th installment, then four installments of $200,000, six installments of $150,000 and two last installments of $100,000, followed by a balloon payment of $8,500,000 to be paid together with the last installment in September 2027. The loan bore interest at SOFR plus credit adjustment spread plus a margin of 2.75%.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans – Continued

On October 15, 2024, the Company signed a term loan facility with NBG and a loan of $18,000,000 was drawn by Light Shipping Ltd. and Good Heart Shipping Ltd. in order to refinance the existing indebtedness of M/V “Starlight” and M/V “Good Heart”, amounting to $12,800,000 as of the date of refinancing, and for working capital purposes. The loan is payable in twenty consecutive quarterly instalments of $450,000 each, followed by a balloon payment of $9,000,000 to be paid together with the last installment in October 2029. The loan bears interest at SOFR plus a margin of 2.0%. The loan is secured with the following: (i) first priority mortgages over M/V “Starlight” and M/V “Good Heart”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $180,000 for this loan.

(e)

On August 12, 2021, the Company signed a term loan facility with Piraeus Bank S.A. and drew a loan of $8,000,000 for Blessed Luck Shipowners Ltd., in order to post-delivery finance part of the acquisition cost of M/V “Blessed Luck”. The loan was payable in twelve consecutive quarterly instalments, the first four in the amount of $750,000 each and the next eight in the amount of $250,000 each, followed by a balloon payment of $3,000,000 to be paid together with the last installment in August 2024. The loan bore interest at SOFR plus credit adjustment spread plus a margin. A margin of 0.90% above SOFR was applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in an account with the lender and pledged in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounted to 2.70% above SOFR. The loan is secured with the following: (i) first priority mortgage over M/V “Blessed Luck”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%.

On June 20, 2024, Blessed Luck Shipowners Ltd., the owners of M/V “Blessed Luck”, signed a supplemental agreement with Piraeus Bank S.A. in relation to the loan agreement signed on August 12, 2021. According to the supplemental agreement the maturity date of the original loan was extended until August 13, 2026, the margin was reduced to 2.0% and the “Credit Adjustment Spread” and "Market Disruption Rate" were removed, effective from May 13, 2024. The remaining balance of the loan amounting to $3,250,000 as of June 20, 2024, originally due in August 2024, is now payable in nine consecutive quarterly installments in the amount of $222,500 each, followed by a balloon instalment of $1,247,500, payable together with the last instalment in August 2026. All other terms and conditions of the initial loan agreement remain the same. The June 20, 2024 supplemental agreement, was assessed based on provisions of ASC 470-50 and was treated as debt extinguishment.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans - Continued

(f)

On October 6, 2021, the Company signed a term loan facility with Chailease International Financial Services (Singapore) PTE. LTD. and on October 14, 2021 a loan of $9,000,000 was drawn by Areti Shipping Ltd. and Pantelis Shipping Ltd. in order to refinance the existing indebtedness of M/V “Tasos” and M/V “Pantelis”. The loan was payable in thirty-six consecutive monthly instalments, the first eighteen in the amount of $300,000 and the next eighteen in the amount of $200,000 each. The loan bore interest at SOFR plus a margin of 3.50%. In October 2022, the Company sold M/V “Pantelis” used as a collateral to the loan. The amount of $2,850,000 was prepaid and the vessel was released from its mortgage. Following the above prepayment, the monthly principal installments were reduced to $150,000 until April 2023, followed by eighteen monthly instalments of $100,000 each. The loan was secured with the following: (i) first priority mortgage over M/V “Tasos”, (ii) first assignment of earnings and insurance of M/V “Tasos” and (iii) other covenants and guarantees similar to the remaining loans of the Company. On September 12, 2024, the Company repaid the full amount of outstanding indebtedness by using own funds. M/V “Tasos” was released from its mortgage.

(g)

On September 30, 2022, the Company signed a term loan facility with Piraeus Bank S.A. and a loan of $20,000,000 was drawn by Molyvos Shipping Ltd. and Santa Cruz Shipowners Ltd. in order to post-delivery finance part of the acquisition cost of M/V “Molyvos Luck and M/V “Santa Cruz”. The loan was payable in twenty consecutive quarterly installments, the first four instalments in the amount of $975,000 each and the next sixteen in the amount of $525,000 each, followed by a balloon instalment of $7,700,000, payable together with the last instalment in September 2027. The loan bore interest at term SOFR plus a margin. A margin of 0.90% above SOFR was applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in an account with the lender and pledged in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounted to 2.25% above SOFR. The loan is secured with the following: (i) first priority mortgages over M/V “Molyvos Luck” and M/V “Santa Cruz”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $150,000 for this loan.

On June 20, 2024, Molyvos Shipping Ltd. and Santa Cruz Shipowners Ltd., the owners of M/V “Molyvos Luck” and M/V “Santa Cruz”, respectively, signed a supplemental agreement with Piraeus Bank S.A. in relation to the loan agreement signed on September 30, 2022. According to the supplemental agreement the maturity date of the original loan was extended from September 30, 2027 to March 30, 2028, the margin was reduced to 2.00% or to 1.90% subject to sustainability linked targets and the “Credit Adjustment Spread” and "Market Disruption Rate" were removed, effective from March 28, 2024. The remaining balance of the loan amounting to $15,050,000 as of June 20, 2024, is now payable in sixteen consecutive quarterly installments in the amount of $525,000 each, followed by a balloon instalment of $6,650,000, payable together with the last instalment in March 2028. All other terms and conditions of the initial loan agreement remain the same.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans - Continued

(h)

On October 12, 2023, the Company signed a term loan facility with Eurobank S.A. and a loan of $10,500,000 was drawn by Yannis Navigation Ltd. in order to finance part of the acquisition cost of M/V “Yannis Pittas”. The loan is payable in twenty four consecutive quarterly installments, of $250,000, followed by a balloon instalment of $4,500,000, payable together with the last instalment. The loan bears interest at term SOFR plus a margin. A margin of 1.00% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in a cash collateral account in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounts to 2.00% above SOFR. The loan is secured with the following: (i) first priority mortgage over M/V “Yannis Pittas”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $78,750 for this loan.

(i)

 On October 23, 2023, the Company signed a term loan facility with Eurobank S.A. and a loan of $22,000,000 was drawn by Christos Ultra LP. and Maria Ultra LP. in order to finance part of the acquisition cost of M/V “Christos K” and M/V “Maria”. The loan is payable in twenty four consecutive quarterly installments, of $500,000, followed by a balloon instalment of $10,000,000, payable together with the last instalment. The loan bears interest at term Secured Overnight Financing Rate (“term SOFR”) plus a margin. A margin of 1.00% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in a cash collateral account in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounts to 2.10% above SOFR. The loan is secured with the following: (i) first priority mortgages over M/V “Christos K” and M/V “Maria”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $165,000 for this loan.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans - Continued

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments as well as deposits to dry docking reserve accounts that can only be used to cover the cost of the next scheduled drydocking of the respective collateral vessel. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits (including the cash collateral required under certain of the Company’s FFAs, if any, as described in Note 14) amounted to $6,097,569 and $5,197,268 as of December 31, 2023 and 2024, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2024, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2022, 2023 and 2024 amounted to $3,622,458, $6,277,704 and $7,692,208, respectively.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

9.	Income Taxes

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

For the taxable years 2022, 2023 and 2024 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it was subject to the 5% Override Rule, but nonetheless satisfied the Publicly Traded Test for the respective years, because the non-qualified 5% shareholders did not own more than 50% of the Company’s common stock for more than half of the days during the taxable years.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

10.	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

On  April 29, 2023, M/V “Good Heart” was detained at Corpus Christi by the United States Coast Guard for certain deficiencies. The deficiencies were rectified, and the vessel was able to sail in early  June 2023 after EuroDry provided two corporate guarantees for $2 million each on behalf of the owner and the manager of the vessel for alleged MARPOL violations. In January 2025, the Company and the Manager with the assistance of their US counsel settled the case amicably with the US Department of Justice, without a Court hearing with a fine of $1,125,000 plus a $375,000 donation. These amounts were remitted to the US solicitors in January 2025 and the guarantees provided by the Company were cancelled. A provision of $0.5 million and $2.95 million was recorded for anticipated costs relating to the incident presented as “Other operating loss” in the consolidated statement of operations for the year ended  December 31, 2023 and 2024, respectively, which relates to costs paid and accrual for the settlement covering the full amount of its exposure. As of the date of the issuance of these consolidated financial statements the Company is preparing a discretionary claim for the case to the Protection & Indemnity insurers. Although the Company expects a large portion or all of these costs will be covered by the Company’s Protection & Indemnity insurers on a discretionary basis, such coverage is subject to the insurers' Board approval process and cannot be estimated with certainty at this time. Any amounts reimbursed by the Company’s insurer will be recognized as income in the period received.

As of December 31, 2024, future gross minimum revenues under non-cancellable time charter agreements total $3.8 million. This amount is due in the year ending December 31, 2025. Future gross minimum revenues also include revenues deriving from two index linked charter agreements using the index rate at the commencement date of the agreement, in compliance with ASC 842. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of   December 31, 2024, the Company had under construction two ultramax bulk carriers with an outstanding amount of $64.6 million. An amount of $7.2 million is payable in the year ending December 31, 2025, an amount of $10.7 million is payable in the year ending December 31, 2026 and an amount of $46.7 million is payable in the year ending December 31, 2027. The Company intends to finance these commitments with debt financing and own cash.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

11.	Stock Incentive Plan

In May 2018, the Company’s Board of Directors approved an equity incentive plan (the “May 2018 Plan”). The May 2018 Plan was administered by the Company’s Board of Directors which could make awards totaling in aggregate up to 150,000 shares over five years after the May 2018 Plan’s adoption date. In November 2022, the Company’s Board of Directors approved a subsequent equity incentive plan (the “November 2022 Plan”) after the shares of the May 2018 Plan were awarded. The November 2022 Plan will be also administered by the Company’s Board of Directors which can make awards totaling in aggregate up to 200,000 shares over five years after the November 2022 Plan’s adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) to the Company and its subsidiaries and affiliates (collectively, “key persons”) will be eligible to receive awards under the equity incentive plan.  Awards may be made under the May 2018 Plan and the November 2022 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the May 2018 Plan and November 2022 Plan are noted below.

On November 5, 2020 an award of 44,900 non-vested restricted shares, was made to 15 key persons of which 50% vested on November 16, 2021 and the remaining 50% vested on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 17,800 shares were awarded to employees of Eurobulk.

On November 19, 2021 an award of 49,650 non-vested restricted shares, was made to 21 key persons of which 50% vested on July 1, 2022 and the remaining 50% vested on July 1, 2023; awards to officers and directors amounted to 27,700 shares and the remaining 21,950 shares were awarded to employees of Eurobulk.

On November 3, 2022 an award of 58,600 non-vested restricted shares, was made to 30 key persons of which 50% vested on November 16, 2023 and the remaining 50% vested on November 15, 2024; awards to officers and directors amounted to 29,600 shares and the remaining 29,000 shares were awarded to employees of Eurobulk.

On November 10, 2023 an award of 59,100 non-vested restricted shares, was made to 31 key persons of which 50% vested on July 1, 2024 and the remaining 50% will vest on July 1, 2025; awards to officers and directors amounted to 29,600 shares and the remaining 29,500 shares were awarded to employees of Eurobulk.

On November 12, 2024 an award of 60,100 non-vested restricted shares, was made to 32 key persons of which 50% will vest on November 14, 2025 and the remaining 50% will vest on November 13, 2026; awards to officers and directors amounted to 29,600 shares and the remaining 30,500 shares were awarded to employees of Eurobulk.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

11.	Stock Incentive Plan – Continued

All non-vested restricted shares are conditional upon the grantee’s continued service as an employee of the Company or Eurobulk or as a director of the Company until the applicable vesting date. The grantee does not have the right to vote on such non-vested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest, at which time they are payable to the grantee. As non-vested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.The compensation cost that has been charged against income for awards was $788,725, $797,984 and $954,087, for the years ended December 31, 2022, 2023 and 2024, respectively, and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards. There were no forfeitures of non-vested shares during the years ended December 31, 2022 and 2023. During the year ended December 31, 2024, 750 shares were forfeited with a weighted-average grant-date fair value of $14.63 per share.

A summary of the status of the Company’s non-vested shares as of December 31, 2022, 2023 and 2024, and the movement during the years ended December 31, 2022, 2023 and 2024, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value

Non-vested on January 1, 2022	72,100	15.67
Granted	58,600	13.95
Vested	(47,750)	14.48
Non-vested on December 31, 2022	82,950	15.14

Non-vested on January 1, 2023	82,950	15.14
Granted	59,100	14.97
Vested	(53,650)	15.79
Non-vested on December 31, 2023	88,400	14.63

Non-vested on January 1, 2024	88,400	14.63
Granted	60,100	15.29
Forfeited	(750)	14.63
Vested	(58,350)	14.46
Non-vested on December 31, 2024	89,400	15.19

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

11.	Stock Incentive Plan – Continued

As of December 31, 2024, there was $1,124,504 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the November 2022 Plan and is expected to be recognized over a weighted-average period of 0.904 years. The total fair value at grant-date of shares granted during the years ended December 31, 2022, 2023 and 2024 was $817,470, $884,727 and $918,929, respectively. The total fair value of shares vested based on the share price as of the date of vesting was $919,772, $791,881 and $1,164,319 during the years ended December 31, 2022, 2023 and 2024, respectively.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

12.	Earnings / (Loss) per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2022	2023	2024
Income / (loss):
Net income / (loss) attributable to controlling shareholders	33,542,671	(2,908,904)	(12,605,874)
Weighted average common shares – outstanding, basic	2,876,320	2,763,121	2,727,698
Basic earnings / (loss) per share	11.66	(1.05)	(4.62)

Effect of dilutive securities:
Dilutive effect of non-vested shares	13,671	-	-
Weighted average common shares – outstanding, diluted	2,889,991	2,763,121	2,727,698
Diluted earnings / (loss) per share	11.61	(1.05)	(4.62)

For the years ended December 31, 2023 and 2024, during which the Company incurred losses, the effect of 88,400 and 89,400 non-vested stock awards was anti-dilutive. Hence for the year ended December 31, 2023 and 2024, “Basic loss per share” equals “Diluted loss per share.”

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

13.	Voyage Expenses, net and Vessel Operating Expenses

These consist of:

	Year ended December 31,
	2022	2023	2024
Voyage expenses, net
Port charges and canal dues	478,205	1,261,245	709,361
Bunkers consumption (including gain on bunkers)	(2,503,325)	2,731,786	5,348,331
Total	(2,025,120)	3,993,031	6,057,692

Vessel operating expenses
Crew wages and related costs	10,906,231	11,032,888	14,105,295
Insurance	1,895,004	2,060,324	2,529,231
Repairs and maintenance	640,672	1,149,488	910,009
Lubricants	1,195,526	1,286,046	1,350,166
Spares and consumable stores	3,367,528	3,496,958	4,999,329
Professional and legal fees	498,687	794,269	638,515
Other	830,250	938,735	1,134,734
Total	19,333,898	20,758,708	25,667,279

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

14.	Derivative Financial Instruments - Continued

The interest rate swaps did not qualify for hedge accounting as of December 31, 2023 and 2024.

Freight Forward Agreements (“FFA”)

In the second quarter of 2022 the Company entered into an FFA contract on the Baltic Panamax Index (“BPI”) (a contract for July, August and September of 2022, totaling 90 days at an average TCE rate of $28,175). In the fourth quarter of 2022 the Company entered into an FFA contract on the BPI for the first three calendar months of 2023, totaling 90 days at an average rate of $12,000.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

14.	Derivative Financial Instruments – Continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2023	December 31, 2024
Interest rate swap contract	Current assets - Derivative	196,627	120,675
Interest rate swap contract	Long-term assets – Derivative	-	144,523
Total derivative assets		196,627	265,198
FFA contracts	Current liabilities – Derivatives	1,287,720	-
Interest rate swap contract	Long-term liabilities – Derivative	17,769	-
Total derivative liabilities		1,305,489	-

Derivatives not designated as hedging instruments	Location of gain / (loss) recognized	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
Interest rate swap contracts– Unrealized gain / (loss)	Gain on derivatives, net	2,181,855	(1,923,681)	86,340
Interest rate swap contracts - Realized (loss) / gain	Gain on derivatives, net	(137,915)	1,941,446	218,454
FFA contracts – Unrealized gain / (loss)	Gain on derivatives, net	40,830	(1,328,550)	1,287,720
FFA contracts– Realized gain / (loss)	Gain on derivatives, net	1,104,840	2,529,160	(954,817)
Total gain on derivatives, net		3,189,610	1,218,375	637,697

The Company’s FFA contracts discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2023 and 2024 amounted to $928,658 and nil, respectively, and are included within “Restricted cash” under "Current assets" in the consolidated balance sheets.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

15.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and derivatives. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, accrued expenses and amount due to related companies.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals, the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert portion of long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 14 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of the derivative under "Gain on derivatives, net" in the consolidated statements of operations. As of December 31, 2024, the Company had one open interest rate swap contract for a notional amount of $10.0 million and hence, the Company is exposed to increases in interest rates on the remaining amount of its interest-bearing debt.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, trade accounts payable, accrued expenses and amount due to related companies approximate their individual carrying amounts as of December 31, 2023 and 2024, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of December 31, 2024, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the SOFR.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

15.	Financial Instruments - Continued

The fair value of the Company’s FFA contracts is determined based on quoted prices from the applicable exchanges and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

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

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2024
Balance sheet location	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contract, current portion	$120,675	-	$120,675	-
Interest rate swap contract, long term portion	$144,523	-	$144,523	-

	Fair Value Measurement as of December 31, 2023
Balance sheet location	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	$196,627	-	$196,627	-
Liabilities
FFA contract, current portion	$1,287,720	$1,287,720
Interest rate swap contract, long term portion	$17,769	-	$17,769	-

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

15.	Financial Instruments - Continued

Asset Measured at Fair Value on a Non-recurring Basis

In  December 2024, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels as of  December 31, 2024. The review indicated that such carrying amount was not recoverable for M/V “Santa Cruz”. Details of the impairment charge are noted in the table below:

Vessel	Significant Other Observable Inputs (Level 2) (amounts in $million)	Loss (amounts in $million)
M/V Santa Cruz	$8.7	$2.8

The fair value is based on the Company's best estimate of the value of the respective vessel on a time charter free basis, and is supported by a vessel valuation of an independent shipbroker as of December 31, 2024. The Company recognized a total impairment loss of $2.8 million, which was included in the consolidated statement of operations for the year ended  December 31, 2024. The carrying value of M/V “Santa Cruz” as of December 31, 2024 amounted to $8.7 million.

The Company did not have any other assets or liabilities measured at fair value on a non-recurring basis during the years ended  December 31, 2023 and 2024.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

16.	Common stock

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

On August 8, 2022, the Company announced that its Board of Directors has approved a share repurchase program for up to a total of $10 million of the Company's common stock. The original repurchase program approved in August 2022 had an initial duration of 12 months and was extended in August 2023 for an additional 12-month period and in August 2024 for another period of 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and  may be suspended or reinstated at any time at the Company's discretion and without notice. During the year ended  December 31, 2022, the Company under its share repurchase program repurchased and cancelled 140,301 common shares, in open market transactions, for an aggregate consideration of approximately $2.0 million. During the year ended  December 31, 2023, the Company under its share repurchase program repurchased and cancelled 129,303 common shares, in open market transactions, for an aggregate consideration of approximately $2.0 million. During the year ended December 31, 2024, the Company under its share repurchase program repurchased and cancelled 65,070 common shares, in open market transactions, for an aggregate consideration of approximately $1.3 million.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

16.	Common stock - Continued

On October 10, 2023, the Company filed a prospectus supplement with the SEC and Company signed an equity distribution agreement with Alliance Global Partners (A.G.P.) in connection with the Company’s at-the-market offering program. Under this agreement the Company proposes to issue and sell through A.G.P. (as a sales agent) common shares, par value $0.01 per share, of the Company having an aggregate offering price up to $6,680,000. The shares consist entirely of authorized but unissued common shares to be issued and sold by the Company. During the years ended December 31, 2023 and 2024 no transaction has been completed under this agreement.

During the year ended  December 31, 2022, the Company issued 58,600 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plan (Note 11).

During the year ended  December 31, 2023, the Company issued 59,100 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plan (Note 11).

During the year ended  December 31, 2024, the Company issued 60,100 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plan (Note 11).

17.	Non-controlling interests in Subsidiaries

In October 2023, the Company agreed with a number of investors represented by NRP Project Finance AS (“NRP Investors”) to acquire M/V “Maria” and M/V “Christos K” from unrelated third parties, and NRP investors would acquire a non-controlling interest of 39% for a capital contribution of $10,140,000 in the respective vessel-owning companies, with the Company holding the remaining 61% controlling interest. Net loss attributable to the non-controlling interest for the year ended December 31, 2023 and 2024 was $374,068 and $911,370, respectively, which was in full allocated to and reduced the “Non-controlling interest” presented in the consolidated balance sheets.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

18.	Segment reporting

The Company reports financial information and evaluates its operations and operating results by total consolidated net income and not by the type of vessel, length of vessel employment, customer or type of charter. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, the Company’s management, including its Chief Executive Officer, Mr. Aristides J. Pittas, who is the chief operating decision maker (“CODM”), does not use discrete financial information to evaluate the operating results for each such type of charter or vessel, but is instead regularly provided with only the consolidated expenses as noted on the face of the consolidated income statements and Note 13. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. Net income is used to monitor budget versus actual results of the Company. The Company’s consolidated financial results are used in assessing the performance of the segment and in deciding whether to reinvest profits in the Company. As a result, management, including the CODM, reviews operating results solely by consolidated net income of the fleet, and thus the Company has determined that it operates under one operating and one reportable segment, that of operating dry bulk vessels. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

19.	Subsequent events

On  January 29, 2025, Areti Shipping Ltd. signed a memorandum of agreement to sell M/V “Tasos”, a 75,100 DWT 2000-built bulk carrier, for scrap, at a gross price of approximately $5 million, following a strategy of disposing older vessels. The vessel was delivered to her new owners on  March 17, 2025. The gain on the sale of the vessel is approximately $2.1 million.