Form 20-F
period 2025-12-31
EuroDry Ltd.
filed 2026-04-28
CIK 1731388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

FORM 20-F

_________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
2,890,547 common shares, $0.01 par value

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

●	changes in seaborne and other transportation patterns;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	potential liability from future litigation;

●	global and regional political conditions;

●	General political conditions or events, including “trade wars”, acts of terrorism and other hostilities, including piracy, the war between Russia and Ukraine, the conflict between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden;

●	the severity and duration of natural disasters or public health emergencies on our business and operations and any related remediation measures on our performance and business prospects; and

●	other factors discussed in the section titled “Risk Factors.”

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

●

Disruptions in global financial markets relating to terrorist attacks or geopolitical risk and the ongoing conflict between Russia and Ukraine, the war between Israel and Hamas, the conflict between the United States, Israel and Iran and the attacks in the Strait of Hormuz, and the Gulf of Aden and trade disruption in the Red Sea region;

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

Over the period 2021 to 2025, the BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) fluctuated around an average of 2,943 points in 2021, an average of 1,933 points in 2022, an average of 1,378 in 2023, an average of 1,755 in 2024 and an average of 1,681 points in 2025. The industry is cyclical in nature due to seasonal fluctuations, market adjustments in supply of and demand for drybulk vessels and trade disruptions. The market could experience a downturn in the case of a new pandemic, or as a result of the conflict between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities. For example, in 2008, the BDI had reached an all-time high of 11,793 points, while in 2016, it had reached an all-time low of 290 points. 2021 was a very strong year for the dry bulk market compared to the last decade, as a result of the COVID-19 pandemic, low orderbook and high demand for drybulk trade created a more favorable market environment. For context, in March 2021, the BDI stood at 2,046 points, which skyrocketed to 5,650 points in October 2021 before dropping again to 2,217 by the end of the year, due to higher energy prices and reduced demand for iron ore from China. After a 176% annual increase in 2021, the BDI fell by 34% in 2022, being the largest drop since the end of the previous cycle in 2015 when it also fell 35%. The drybulk shipping market faced significant headwinds in 2022 and 2023 on the back of geopolitical uncertainties, China’s zero-COVID containment policy and a weaker global economic outlook. In 2022, the BDI fluctuated from a low of 965 points to a high of 3,369 points, before closing the year at 1,515 points. The average BDI in March 2023 stood at 1,410 points and continued to drop due to reduced fleet inefficiencies, persistent demand challenges in key regions and the accumulation of fleet growth in recent years. With the full removal of COVID-19 lockdown policies in China, the increased demand for thermal coal and the reduction of transit flows in the Panama Canal, among other factors, an increase in time charter rates was visible in the fall of 2023. Towards the end of the year, primarily due to the effects of constraints on vessel transits imposed by climate-related reasons through the Panama Canal and reduced traffic through the Suez Canal due to hostilities in the region, resulting in longer voyages for some shipments, the BDI index started rising, reaching 2,538 points by December 2023. The dry bulk market experienced a slight softening in the first quarter of 2024, with the average BDI reaching 1,650 in February 2024, but rising again in March. The Panama Canal drought and the Suez Canal tensions increased ton-mile demand throughout the year and rates remained relatively steady. However the opening of the Panama Canal and the easing of congestion put pressure on the drybulk market, which experienced a weaker than expected fourth quarter. The BDI reached 976 points in December 2024 and dropped even further in the first months of 2025. Market sentiment picked up from March 2025 onwards, particularly in the Capesize sector, which brought the BDI up to around 1,800 points. The BDI closed the year at 1,877 points. 2026 has started on a strong note, supported by strong demand for bauxite and minor bulks, however inefficiencies remain due to continuing geopolitical disruptions. The BDI stood at 1,995 as of March 31, 2026.

The continued volatility in dry bulk charter rates is mostly due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries. For example, the COVID-19 pandemic resulted in disruptions to industrial production and supply chains across the world, which caused uncertainty in the short-term outlook for the sector. However, these disruptions came to be positive for dry bulk shipping. New developing trades in recent years have created new dynamics in the dry bulk industry, with Capesize vessels continuing to lead the market. There is no assurance that the dry bulk charter market will experience demand growth in the foreseeable future, and the market could decline from its current level, especially as geopolitical uncertainties persist, which may reduce economic growth.

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

Some of the factors that influence demand for vessel capacity include:

●	supply of, and demand for, energy resources and drybulk commodities;
●	changes in the exploration or production of energy resources and commodities, and the resulting changes in the international pattern of trade;
●	global and regional economic and political conditions, including trade wars, armed conflicts and terrorist activities, such as the ongoing conflict between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities;
●	epidemics or pandemics;
●	embargoes and strikes;
●	the location of regional and global exploration, production and manufacturing facilities;
●	availability of credit to finance international trade;
●	the location of consuming regions for energy resources and commodities;
●	the distance drybulk commodities are to be moved by sea;
●	environmental and other regulatory developments;
●	currency exchange rates;
●	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk commodities;
●	sanctions, embargoes, import and export restrictions, including those arising as a result of the conflict between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities;
●	changes in seaborne and other transportation patterns; and
●	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

●	the number of newbuilding orders and deliveries including slippage in deliveries;
●	the number of shipyards and the ability of shipyards to deliver vessels
●	the scrapping or recycling rate of older vessels;
●	the price of steel and other materials;
●	port and canal congestion;
●	changes in environmental and other regulations that may limit the useful life of vessels;
●	technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;
●	the price of fuel;
●	vessel casualties;
●	the number of vessels that are out of service; and
●	changes in global commodity production.

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

The market value of our vessels may increase or decrease depending on the following factors:

●	general economic and market conditions affecting the shipping industry;
●	supply of drybulk vessels, including newbuildings;
●	demand for drybulk vessels;
●	types and sizes of vessels in our fleet;
●	scrap values;
●	other modes of transportation;
●	cost of newbuildings;
●	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;
●	new regulatory requirements from governments or self-regulated organizations;
●	competition from other shipping companies; and
●	prevailing level of charter rates.

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

Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement, which, in turn, might restrict our cash and affect our liquidity. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a minimum equity ratio requirement and a maximum fleet leverage covenant that are based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. If the assessed market value of our vessels declines below certain thresholds, we may violate these covenants and maybe required to restore the breach of our credit agreements. For example, these violations could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. Furthermore, we may enter into future loans, which may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, minimum fair net worth covenants.

An over-supply of drybulk carrier capacity relative to the demand for it may lead to reductions in charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and may affect our ability to pay dividends in the future.

The market supply of drybulk carriers has been volatile in the last few years. Although the number of drybulk vessels on order is at a historically low level, it can quickly increase if multiple orders by industry participants and outside investors are placed. Expressed as percentage of the fleet, the drybulk orderbook reached a historically high level of more than 80% in November 2008 to a level of 25% of the fleet two years before. When the majority of the orderbook was delivered following the financial crisis of 2008, the resulting oversupply negatively affected the market charter rates. Ordering sprees of lesser magnitude occurred also in 2014 and 2018, with the orderbook to fleet ratio reaching 25% and 12%, respectively. In 2019 scrapping rates increased by about 76% to 7.8 million dwt, followed by a precipitous 95% increase year on year to 15.3 million dwt in 2020 as a result of lower charter rates. In 2021, scrapping dropped by 66% year on year to 5.19 million dwt, as the market improved. Scrapping rates remained steady through 2023, and dropped by 32% year on year to 3.68 million dwt, as the market softened in 2024. Scrapping rates increased by 39% to 5.21 million dwt in 2025. In 2021, fleet growth stood at 3.8%, declining to 2.9% year on year in 2022. In 2023 and 2024 the fleet grew by 3.1% and 3.0%, respectively. In 2025, the fleet grew by another 3.0%. According to industry sources, the fleet is expected to grow by 3.5% in 2026 and 3.5% in 2027. In general, if the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. As of March 31, 2026, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 1,072.52 million dwt with another 134.84 million dwt, or about 12.57% of the present fleet capacity, on order. Despite the orderbook being at low levels, a sudden drop in demand for dry bulk commodity products may have a negative impact on charter rates.

If a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Charter rates were volatile and fluctuated during 2019 and most of 2020. Despite this volatility, we were able to secure short and long-term time charters for our vessels throughout 2020 and 2021. In 2021, even though market conditions remained somewhat volatile, demand for dry bulk commodities increased. Throughout 2021 almost half of our fleet was employed under index linked charters that are open to market conditions, while the rest were employed under much higher charter rates than the previous two years. At the beginning of 2022, four vessels were employed under index linked charters, which were later reduced to two by the end of the year, while the rest were employed under short time charters throughout 2023 and 2024. In 2025 six of our vessels were employed under index linked charters. As of March 31, 2026, four of our vessels are employed under index linked charters, while the rest of the fleet, is employed under short term time charters. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

A decrease in the level of imports of raw materials and other commodities will reduce demand for our ships and, in turn, harm our business, results of operations and financial condition.

The employment of our vessels and our revenues depend on the international shipment of raw commodities primarily to China, Japan, South Korea and Europe from North and South America, India and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the COVID-19 pandemic resulted in reduced economic activity due to shutdowns, while the ongoing conflicts between Russia and Ukraine, Israel and Hamas, the war between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities have caused more turbulence in the commodity markets. In 2023 and 2024, the Panama Canal drought led to prolonged wait times, capacity constraints and increased pressure on shipping schedules. The reopening of the Canal since then and the easing of congestion put additional pressure on the dry bulk market. The majority of 2025 was characterized by trade and geopolitical tensions, introducing more uncertainty and disrupting the global economy. Particularly, bilateral trade and other agreements, as well as policy uncertainty have added more layers of uncertainty. However, the continued disruption in the Red Sea, despite the initial ceasefire in Gaza, has caused a decline in dry cargo ship traffic through this route, as shipping companies are forced to either suspend their voyages or reroute them on longer routes, which increases voyage time.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. The leaders of the United States may implement more protective trade measures or impose additional tariff hikes. Economic and trade sanctions were imposed against Russia at the onset of the Russia-Ukraine conflict in February 2022, some of which have had large economic consequences on a global scale ever since.

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

In 2025, the U.S. government introduced new international trade and defense policies that have reshaped pricing models and investment decisions around the world. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada and Mexico, and the European Union, among others, including with respect to trade policies, treaties, government regulations, and tariffs. For example, U.S.-China trade tensions, including the introduction by the U.S. government of tariffs affecting certain goods imported by China, has provoked retaliatory trade actions from China, and may provoke additional tariffs or trade restrictions. Additionally, tariffs have been imposed by the U.S. on imports from Canada and Mexico, among other countries, on goods including steel and aluminum and automobiles and auto parts, to which these countries have responded with policies of their own to protect their economies.

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

China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau. In 2020, due to the COVID-19 pandemic, China’s GDP posted a tremendous decline of 3.8 percentage points, year on year. With a global economic recovery under way in 2021, China’s GDP increased by 6.1 percent, to stand at 8.4 percentage points. The rapid spread of COVID infections in China along with its troubled property market, dampened growth significantly in 2022, expanding by a mere 3.0 percent. Nevertheless, the Chinese economy rebounded in 2023 despite an underwhelming boost following the lifting of pandemic sanctions and persistent property sector woes. China’s GDP increased by 2.2 percentage points to stand at 5.2 percent in 2023, but dropped to 4.8 percentage points in 2024. The announcement of a fiscal package to offset the heightened trade policy uncertainty and property market drag, did little to offset negative consumer sentiment. In 2025, Chinese GDP grew to 5.0 percent, driven by stimulus initiatives and increased investment financed through policy bank lending. Growth is forecast to ease to 4.5 percent in 2026, supported by reduced effective United States tariffs on Chinese goods, following a trade truce reached in November 2025, as well as stimulus measures assumed to be rolled out over a two-year period. By 2027, economic growth is expected to slow further to 4.0 percent as structural constraints weigh more heavily on the economy. These domestic trends are unfolding against a challenging global backdrop. While progress has been made to tame global headline inflation, ongoing foreign tariff policies and geopolitical conflicts – including the wars between Russia and Ukraine, Israel and Hamas, the war between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities - continue to impact economic activity. The United States has imposed tariffs on selected goods and adopted more protectionist trade measures to protect and enhance its domestic economy, while the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. In addition, trade and financial sanctions imposed on Russia have directly affected prices and economic activity. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

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

As of March 31, 2026, all of our vessels are under time charters that are short term or linked to market indices (typically, those of the Baltic Exchange) which reflect the spot market. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while medium and longer term time charters provide income at pre-determined rates over more extended periods of time. By deciding to spot voyage charter our vessels or time charter them for short periods typically equal to the length of a single voyage (trip time charters) as opposed to using medium or long term time charters (even index-linked), we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has previously affected and could again affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and pay out dividends to our shareholders could be adversely affected.

We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.

As of March 31, 2026, all of our vessels are under time charters scheduled to expire during 2026 due to their short term nature. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not improve or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that as of March 31, 2026 all of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We will not be able to take advantage of potentially favorable opportunities in the current spot market with respect to vessels employed on time charters.

Although, as of March 31, 2026, all of our vessels are employed under time charters, with seven of our vessels employed under time charters with fixed charter rates while four vessels are chartered under index-linked charters, with remaining terms of one to seven months, based on the minimum duration of the charter contracts, we may have more vessels under fixed rate time charters in the future. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot voyage charters during periods of increasing charter hire rates, when spot voyage charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

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

Economic growth is expected to slow, including due to supply-chain disruption, the recent surge in inflation and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the world in the near term. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the drybulk market. It is also possible that new tariffs (or other laws and regulations) will be adopted, and trade agreements will be renegotiated with China also causing adverse effects on the industry. For example, U.S.-China trade tensions, including the introduction by the U.S. government of tariffs affecting certain goods imported by China, has provoked retaliatory trade actions from China, and may provoke additional tariffs or trade restrictions. After yearlong negotiations agreed to in November 2025, bilateral tariffs have been reduced until November 2026.

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

The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of SOLAS. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operations and for dealing with emergencies. We rely upon the safety management system that our technical managers have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels and our Managers are ISM Code-certified, but we may not be able to maintain such certification indefinitely.

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

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the United States Coast Guard (“USCG”) must now develop corresponding regulations regarding ballast water within two years of that date. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Until the USCG issues its corresponding implementing regulations, interim requirements established through the EPA 2013 Vessel General Permit (VGP) and the USCG ballast water regulations, and any applicable state and local government requirements, continue to apply.

Marine Environment Protection Committee (“MEPC”) 80 continued discussions of amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2030 compared to 2008, shipping companies are required to include: (i) a technical requirement to operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The Energy Efficiency Existing Ship Index (“EEXI”) is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments entered into force on May 1, 2024.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based and are highly correlated to the price of oil. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the war between Russia and Ukraine,  Israel and Hamas, the conflict between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities, which remain ongoing as of the date of this annual report, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

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

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Moreover, the return of a number of Ukrainian seafarers to their homes as a result of the ongoing war in Ukraine has reduced the number of seafarers globally and thereby increased the pressure on crew wages. Any increase in crew costs may adversely affect our profitability, especially if such increase is combined with lower drybulk rates.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks in the United States on September 11, 2001 and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts between Russia and Ukraine, Israel and Hamas, the war between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the seizures and attacks on vessels travelling through the Red Sea region, the Gulf of Aden, the Persian Gulf and the Arabian Sea by the Houthi and Iraq, Iran, Afghanistan, Libya, Egypt, Syria and Palestine, amongst others, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. The trade and financial sanctions imposed on Russia due to its invasion in Ukraine, have caused turbulence in the global markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers, including most recently, disruptions in the Red Sea in connection with the conflict between Israel and Hamas. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. In addition, ongoing global trade tensions, particularly between the U.S. and major trading partners, continue to pose risks to international commerce and supply chains. The U.S. has maintained elevated tariff rates on a wide range of imported goods, including significantly higher duties on Chinese imports, while applying baseline tariffs on most other trading partners as part of its broader trade strategy. On April 1 2025, the U.S. Administration announced reciprocal tariffs taking effect on April 5, 2025. A 90-day pause was initiated which was extended until August 1, 2025, to allow for negotiations between trading partners. These tariffs have prompted a variety of responses from trading partners and have been subject to renegotiation or reinstatement depending on negotiations and compliance outcomes. The U.S. has reached bilateral agreements with some countries that reduce specific tariffs and establish new market access terms, but other nations still face elevated duties or ongoing negotiations. Although on February 20, 2026, the U.S. Supreme Court ruled that the International Emergency Economic Powers Act (“IEEPA”) does not authorize the president to impose tariffs unilaterally, President Trump announced he would impose a new global 15% tariff pursuant to Section 122 of the Trade Act of 1974, and may continue to invoke other legal authorities, such as  Section 301 of the Trade Act of 1974, to impose further tariffs. Retaliation or further adjustment by affected countries could continue to impede trade laws and have a material adverse impact on our financial condition, costs and operating cash flows.

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

The U.S. government has implemented more protective trade measures. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada and Mexico, and the European Union, among others, including with respect to trade policies, treaties, government regulations, and tariffs. For example, U.S.-China trade tensions, including the introduction by the U.S. government of tariffs affecting goods imported by China, has provoked retaliatory trade actions from China, and may provoke additional tariffs or trade restrictions. During 2025, the two countries announced a series of tariff truces, as they continued broader negotiations. Additionally, tariffs have recently been imposed by the U.S. on imports from the EU, the UK, Canada, Mexico and Vietnam, among other countries, as well as on imports of steel and aluminum and automobiles and auto parts, among other goods.

Additionally, the U.S. trade war with China may escalate beyond tariffs. In April 2025, the Office of the United States Trade Representative enacted vessel service fees under Section 301 of the Trade Act of 1974 which were imposed as scheduled beginning on October 14, 2025, but were suspended for one year as of November 10, 2025 as a result of broader trade negotiations between the U.S. and China, after China’s Ministry of Transport had announced retaliatory port fees applicable to certain vessels calling at Chinese ports that were built or flagged in the United States or owned or operated by certain U.S.-linked persons. China’s retaliatory service fees on U.S. vessels were also suspended for a period of one year on the same date. It is unknown whether and to what extent these port fees will be reimposed following the one-year suspension, or the effect that they might have on us or our industry generally.

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

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally and with customers, suppliers, partners and other third-parties. These information technology systems, some of which are managed by our Manager and some of which by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information and data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks. While we have not integrated the use of artificial intelligence in our business currently, we could integrate it in the future and, at this time, cannot fully determine the impact of such evolving technology to our industry or business.

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

Further, in July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments, require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, among other disclosures (please refer to Part II, Item 16K “Cybersecurity”). Our Manager detected a cybersecurity incident in 2024 which was resolved in an efficient manner. Due to the swift and methodical actions taken by our Manager’s IT systems team, external security operations and other relevant stakeholders, the Company determined that there were no material adverse effects on the Company's business, strategies or financial condition. A failure to disclose could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident. During the year ended December 31, 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

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

The derivative contracts we enter into to hedge our exposure to fluctuations in interest rates can result in higher than market rates and reductions in our shareholders’ equity as well as charges against our income, while there is no assurance of the credit worthiness of our counterparties.

From time to time we enter into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on Secured Overnight Financing Rate (“SOFR”). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2025, the Company had no open interest rate swap contracts. There is no assurance that any derivative contracts that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under any future derivative contract. Our bank counterparties may include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets. To the extent our future derivative contracts may not qualify for treatment as hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, the effective portion of changes in the fair value of our derivative contracts would be recognized in “Accumulated Other Comprehensive Income/(Loss)” affecting our retained earnings, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes would affect, among other things, our net income/(loss) and our earnings/(loss) per share attributable to controlling shareholders.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be involved in various litigation matters from time to time. These matters may include, among other things, contract disputes, shareholder litigation, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition and operating cash flows.

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

We have no employees and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to our Managers. We may lose a Manager’s services or a Manager may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against either Manager if it defaults on its obligations to us, you will have no recourse against either Manager. Further, we will need to seek approval from our lenders to change either Manager as our ship manager.

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

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low and any vessel acquired without an attached time charter will automatically incur expenses to operate, insure, maintain and finance the ship, thereby significantly increasing our operating and finance costs. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

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

As of March 31, 2026, Friends Dry Investment Company Inc., or Friends Dry, Family United Navigation Co., or Family United and Ergina Shipping Ltd., or Ergina Shipping, our largest shareholders and affiliates of the Company, partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, own approximately 46.9% of the outstanding shares of our common stock and unvested incentive award shares, representing 46.9% of total voting power. As a result of this share ownership and for as long as Friends Dry, Family United and Ergina Shipping own a significant percentage of our outstanding common stock, Friends Dry, Family United and Ergina Shipping will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. The interests of Friends Dry, Family United and Ergina Shipping may be different from your interests.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. For a list of the practices followed by us in lieu of Nasdaq's corporate governance rules, we refer you to the section of this annual report entitled "Board Practices—Corporate Governance" under Item 6.

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

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. All our corporate officers hold similar positions with Euroseas Ltd. (“Euroseas”), a publicly listed company from which EuroDry was spun-off in May 2018, and except for our CFO, similar positions in Euroholdings Ltd. (“Euroholdings”), a publicly listed company spun-off from Euroseas in March 2025. Our CEO is also President of Eurobulk and involved in the management of other affiliates and member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies. They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments to you and satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends. Also, our subsidiaries are limited by Marshall Islands law, which generally prohibits the payment of dividends other than from surplus and while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

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

Our existing loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.

Our existing loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

●	incur additional indebtedness;
●	create liens on our assets;
●	sell capital stock of our subsidiaries;
●	make investments;
●	engage in mergers or acquisitions;
●	pay dividends;
●	make capital expenditures;
●	compete effectively;
●	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and
●	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders' interests may be different from our interests, and we may not be able to obtain the lenders' permission when needed. This may prevent us from taking actions that are in our best interest and from executing our business strategy of growth.

Servicing future debt would limit funds available for other purposes.

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of our newbuilding vessels on order or additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2025, we had total bank debt of $103.7 million. Our debt repayment schedule as of December 31, 2025 requires us to repay $12.3 million of debt during 2026, $20.6 million of debt during 2027, $15.7 million of debt during 2028, and $55.1 million until 2032. As of March 31, 2026, we repaid $2.8 million of our total debt, which resulted in outstanding debt of $100.9 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 31, 2026, the vessels in our fleet had an average age of approximately 13.6 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of March 31, 2026, three of our vessels are over 18 years of age.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 31, 2026, the vessels in our fleet had an average age of approximately 13.6 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

We enter into, among other things, charter-party agreements. When we enter into a time charter, charter rates under that charter may be fixed for the term of the charter. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. If the spot voyage charter rates or short-term time charter rates in the drybulk shipping industry remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts, especially when the contracted charter rates are significantly above market levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.

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

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibiting the import of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among other sectors. Designations under these sanctions programs are continuing, including in October 2025 against Lukoil, Rosneft, and certain of their subsidiaries. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations. While in general much uncertainty remains regarding the global impact of the continuation of the conflict in Ukraine, and any potential resolution thereof, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. In September 2025, the EU, UK and Canada also agreed to lower their price cap on Russian crude oil from $60 to $47.60 per barrel, and which was further reduced to $44.10 effective February 1, 2026, based on an automatic dynamic pricing adjustment setting the cap at 15% below the average market price for Russian crude oil during the relevant reference period. Due to their nature, the Company’s vessels do not transport any crude oil, petroleum products, or provide petroleum services. Although these sanctions do not presently apply to the maritime transport of dry bulk cargoes transported by our vessels, the expansion of such sanctions could adversely affect our business.

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

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf. Under time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo as the contract is made with the charterer. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. As of March 31, 2026, none of our vessels have called on ports at the aforementioned Sanctioned Jurisdictions in the past or are arranged to call on such ports in the future in violation of applicable sanctions laws. The vessels’ shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Sanctioned Jurisdictions, such as Iran, North Korea, Crimea Region of Ukraine, Syria or Cuba, or entities that these countries control.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations in 2025, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited, which could affect our ability to pay the wages of any crew members or consultants who hold such accounts.

As a result of sanctions arising from the Russian invasion of Ukraine, our ability to make payments to accounts at certain Russian banks may be limited. Currently our vessels have only a small number of Ukrainian crew members. Although wage payments have not been affected by this issue as of March 31, 2026, continuing or additional sanctions may affect our ability to pay the wages of any crew members or consultants who hold such accounts, which could adversely impact our operations.

We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, the response of the United States and others to terrorist attacks, the threat of future terrorist attacks around the world as well as continuing or new unrest and hostilities in Venezuela, Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, Gaza and elsewhere in the world, may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts.

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

We generate all our revenues in U.S. dollars, but we incurred approximately 18% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 6% in 2025 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

Investment in derivative instruments such as interest rate swaps and freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements (“FFAs”). FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows. As of December 31, 2025, the Company has no interest rate swaps, but has entered into two FFAs. See "Note 14 – Derivative Financial Instruments” under the “Consolidated Financial Statements” (beginning on page F-44).

We are exposed to volatility in SOFR, and have entered into and may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. Volatility in SOFR could affect our profitability, earnings and cash flow.

Our indebtedness accrues interest based on SOFR, which is volatile. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets. As of December 31, 2025, all our credit facilities accrue interest based on SOFR.

In order to manage our exposure to interest rate fluctuations, we have, from time to time, used and may in the future use interest rate swap derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. The use of interest rate swap derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate swap derivatives may require us to post cash as collateral, which may impact our free cash position. Entering into derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. Such risk may have an adverse effect on our financial condition and results of operations. As of December 31, 2025, the Company has no open interest rate swaps.

We depend upon a few significant customers, due to our currently small fleet, for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2025, approximately 61% of our revenues were derived from our top five charterers. During 2024 and 2023, approximately 36% and 52% of our revenues were derived from our top five charterers, respectively. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the conditions of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We are a Marshall Islands corporation and some of our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance laws and regulations with which we may be obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2025 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $10.0 per share on April 3, 2025, $12.58 per share on October 13, 2025 and $13.57 per share on December 11, 2025. In addition, on September 18, 2025, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $12.50 per share and a high of $16.14 per share without any discernible announcements or developments by the Company or third parties to substantiate the movement of our stock price.

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

The international drybulk shipping industry has been highly unpredictable.  In addition, the stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. In addition, geopolitical tensions have caused broad stock market and industry fluctuations. These broad market fluctuations may adversely affect the trading price of our common stock.  As a result of this volatility, our shares may trade at prices lower than you originally paid for such shares and you may incur substantial losses on your investment in our common stock.

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

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, as amended, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

A.	History and Development of the Company

EuroDry Ltd. is a Marshall Islands company incorporated under the BCA on January 8, 2018. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of March 31, 2026, our fleet consisted of 11 drybulk carriers (comprising three Panamax drybulk carriers, two Kamsarmax, five Ultramax drybulk carriers and one Supramax drybulk carrier), all of which are in operation. The total cargo carrying capacity of our 11 drybulk carriers is 766,420 dwt. In October 2024, we entered into two contracts for the construction of two Ultramax drybulk carriers with a capacity of 63,500 dwt each, to be delivered in the second and third quarters of 2027. The total consideration for the two newbuilding contracts is approximately $71.8 million, which will be financed with a combination of debt and equity. After the delivery of our two newbuilding drybulk carriers, our fleet will consist of 13 drybulk carriers with a cargo carrying capacity of 893,420 dwt.

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

Significant Developments in 2025

Vessel disposals

On February 5, 2025, we announced that we signed an agreement to sell M/V Tasos, for demolition, for approximately $5.0 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, and we recognized a gain on sale of $2.1 million.

On September 15, 2025, we announced that we signed an agreement to sell M/V Eirini P to an unaffiliated third party, for approximately $8.5 million. The vessel was delivered to its buyers on October 21, 2025 and we recognized a gain of approximately $0.7 million.

Loan Refinancings

On December 15, 2025 we signed a term loan facility to refinance the loan of M/V Yannis Pittas with a tranche of $13.5 million along with a tranche to partly finance the construction of Hull No XY166 (M/V “Troboni”) with an additional loan of up to $26 million for a total loan of up to $39.5 million. The loan of $13.5 million was drawn on December 16, 2025.

On November 3, 2025, we signed a loan agreement for a loan of up to $26.9 million to fully finance the remaining pre-delivery instalments during the construction period and partly the final payment at delivery of Hull No XY164 (M/V “Aristeidis”).

Share Repurchases

On August 8, 2022 we announced that our Board of Directors approved a share repurchase program for up to a total of $10 million of our common stock. The Board of Directors approved the continuation of the Program for a further year in August 2023, 2024 and 2025, respectively. Share repurchases are made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program are determined by management based upon market conditions and other factors. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice.

As of March 31, 2026 we had repurchased 334,674 of our common stock in the open market for a total of about $5.3 million, under this plan.

Sustainability/ESG Report

On August 12, 2025, we published our 2024 Sustainability/ESG Report, which is available on our website.

Recent Developments

There have been no other significant changes since the date of the annual consolidated financial statements included in this annual report.

The SEC maintains an Internet site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.eurodry.gr. The information contained on our website is not part of this annual report.

B.	Business Overview

Our fleet consists of drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. Please see information in the section "Our Fleet", below. During 2023, 2024 and 2025, we had a fleet utilization of 97.9%, 98.8% and 99.0% respectively, and an average number of vessels of 10.6, 13.0 and 12.0 respectively, our vessels achieved daily time charter equivalent rates of $12,528, $13,039 and $11,642 respectively, and we generated time and voyage charter revenues of $50.43 million, $64.79 million and $55.64 million respectively.

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

Our Fleet

As of March 31, 2026, the profile and deployment of our fleet are the following:

Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Drybulk Vessels
EKATERINI	Kamsarmax	82,006	2018	TC until Apr-26	$15,000
XENIA	Kamsarmax	82,019	2016	TC until May-26	$20,500
ALEXANDROS P	Ultramax	63,127	2017	TC until Jun-26	$17,500
CHRISTOS K***	Ultramax	63,197	2015	TC until Nov-26	$15,500
YANNIS PITTAS	Ultramax	63,243	2014	TC until Nov-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
MARIA***	Ultramax	63,153	2015	TC until Apr-26	Hire 115% of the Average Baltic Supramax S10TC Index(**)
GOOD HEART	Ultramax	62,996	2014	TC until Apr-26	Hire 115% of the Average Baltic Supramax S10TC Index(**)
MOLYVOS LUCK	Supramax	57,924	2014	TC until Jun-26	Hire 101% of the Average Baltic Supramax S10TC Index(**)
SANTA CRUZ	Panamax	76,440	2005	TC until Apr-26	$16,000 plus a GBB**** of $600,000
STARLIGHT	Panamax	75,611	2004	TC until Apr-26	$12,500
BLESSED LUCK	Panamax	76,704	2004	TC until Apr-26	$26,000
Total Vessels	11	766,420

(*)	TC denotes time charter. Charter duration indicates the earliest redelivery date.
(**)	The average Baltic Supramax S10TC Index is an index based on ten Supramax time charter routes.
(***)	The entity owning the vessel is 61% owned by EuroDry and 39% by NRP Project Finance AS (“NRP Investors”).
(****)	Gross Ballast Bonus.

Vessels under construction	Type	Dwt	To be delivered
SBC XY164	Ultramax	63,500	Q2 2027
SBC XY166	Ultramax	63,500	Q3 2027
Total under construction	2	127,000

We plan to expand our fleet by investing in vessels in the drybulk market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We employ our vessels in the spot voyage and time charter market. As of March 31, 2026, eleven of our vessels are employed under time charter contracts, with four vessels employed under index linked charters.

As of March 31, 2026, approximately 26% of our ship capacity days for the remainder of 2026, are under contract.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2024 and 2025, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values as of the respective year end. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2024	Carrying Value as of December 31, 2025
Drybulk Vessels	(dwt)		(million USD)	(million USD)
EIRINI P (2)	76,466	May-2014	$8.32	-
XENIA	82,019	Feb-2016	$21.83	$20.78
TASOS (2)	75,100	Jan-2017	$2.73	-
ALEXANDROS P.	63,127	Jan-2017	$13.11	$12.52
EKATERINI	82,006	May-2018	$18.42	$17.63
STARLIGHT	75,611	Nov-2018	$5.98	$5.15
BLESSED LUCK	76,704	May-2021	$7.86	$6.66
GOOD HEART	62,996	Sep-2021	$20.73	$19.57
MOLYVOS LUCK	57,924	Feb-2022	$18.18	$17.12
SANTA CRUZ	76,440	Apr-2022	$8.70(1)	$7.60
YANNIS PITTAS	63,243	Oct-2023	$20.16	$19.06
CHRISTOS K	63,197	Oct-2023	$21.09	$19.89
MARIA	63,153	Nov-2023	$21.09	$19.90
Total Drybulk Vessels	917,986		$188.20(3)	$165.89(4)

(1)         Indicates a drybulk vessel which was impaired and written down by approximately $2.80 million as of December 31, 2024 to its estimated fair market value.

(2)         M/V Eirini P was sold on October 21, 2025. M/V Tasos was classified as held for sale as of December 31, 2024. The vessel was agreed to be sold on January 29, 2025 and was delivered to her new owners on March 17, 2025 and the Company recognized a gain on sale of approximately $2.1 million.

(3)          Total of $188.20 million represents carrying values of 13 operating vessels (including one vessel held for sale) as of December 31, 2024.

(4)          As of December 31, 2025, the estimated fair values of all vessels exceeded their carrying values.

As of March 31, 2026, all our drybulk vessels are currently employed under time charter contracts of durations from less than one to seven months until the earliest redelivery charter period. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

●

Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through our Managers, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $7,422 per day for the year ended December 31, 2025. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2025, our operational fleet utilization was 99.3%, from 98.9% in 2024, while our commercial utilization rate was 99.7% and 99.9% for each year, respectively. Our total fleet utilization rate in 2025 was 99.0%, from 98.8% in 2024.

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

●

Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot voyage charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use FFAs – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues. We look to deploy the remainder of our fleet on spot voyage charters, shipping pools or contracts of affreightment (“COA”) depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of March 31, 2026, on the basis of our existing time charters, approximately 26% of our vessel capacity for the remainder of 2026, are under time charter contracts, which will ensure employment of a portion of our fleet and will partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

●

Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2025 called for a reduction of approximately 11.84% of our debt by the end of 2026 and an additional reduction of about 19.91% by the end of 2027 for a total of 31.75% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

●

Environmental, Social and Governance (ESG) Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2023, 2024 and 2025 we implemented technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on board our vessels and ashore. This commitment is demonstrated through a variety of practices, including a dedicated human resources department managed by Eurobulk, comprehensive global training programs on safety and management systems, and the provision of medical insurance for all employees.

Our Customers

We have well-established relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. Our major charterer customers during the last three years include Tongli, Oldendorff and Amaggi amongst others. We are a relationship driven company, and our top five customers in 2025 (Oldendorff, Cargill, Panocean, Quadra and Tongli) include two of our top five customers from 2024 (Panocean and Cargill) and two from 2023 (Oldendorff & Tongli). Our top five customers accounted for approximately 61% of our revenues in 2025, 36% in 2024 and 52% in 2023. In 2025, Oldendorff accounted for 30% of our revenues. In 2024, Amaggi accounted for 11% of our revenues. In 2023, Amaggi and Tongli accounted for 17% and 16% of our revenues, respectively. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although such a rate could be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of ongoing conflicts such as the war in Ukraine, the Palestine, the war between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz and the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden.

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

The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers ranged in 2025 from a low of 892 in February 2025 to a high of 2,339 in December 2025. During the first months of 2026, the BDI ranged from a low of 1,532 on January 15, 2026 to a high of 2,242 on March 3, 2026, and closed at 1,995 on March 31, 2026.

The development of charter rates is dependent on the supply of and demand for dry bulk vessels. Demand for vessels depends on the international trade of dry bulk commodities which, in turn, is affected by the economic growth, infrastructure investment and industrial production of major importing regions like Europe and Far East amongst others as well as the production of dry bulk commodities by exporters like Brazil, Australia, South Africa, Argentina and Russia amongst others. In 2020, global seaborne dry bulk trade growth, measured in tonne-miles reached 1.2%, reflecting the significant disruption caused by the COVID-19 pandemic. In 2021, trade growth rebounded to 3.4% as global trade recovered. However, in 2022, dry bulk seaborne trade contracted to -1.1% before recovering strongly to 5.9% in 2023 and 5.0% in 2024. In 2025, growth moderated to 2.1% amid geopolitical tensions in the Middle East and Ukraine, as well as financial instability stemming from government policies. Looking ahead, dry bulk trade is forecast to grow to 1.9% in 2026 and 1.4% in 2027. Additional pressure may arise from U.S. trade policies, as tariffs imposed on China, the EU, the UK, Mexico, Canada and Vietnam threaten to disrupt grain and minor bulk trade, particularly if trade tensions escalate. Although a ceasefire in Gaza has been reached, a full resumption of shipping in the Red Sea is not expected in the near term. Any easing of disruptions in the Red Sea region, in the war between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities could reduce tonne-mile demand growth and contribute to further softening in the dry bulk industry.

At the same time, the supply of drybulk vessels cannot be changed drastically in the short term as it takes about nine months to build a ship and, usually, there is a lag of, at least, fifteen to eighteen months between placing an order to build a vessel and its delivery. In the near term, supply is limited by the existing number of vessels and can only be adjusted by increasing or decreasing the operating speed of a vessel and the level of port congestion, but various economic and operational factors could limit the range of such adjustments. As of March 31, 2026, the backlog of vessels under construction ("orderbook") is about 12.57% of the fleet and it is scheduled to be delivered mostly over the next year. The total orderbook to fleet ratio is currently at low historical levels, however for Panamax and Ultramax vessels, this ratio is moving towards historical median levels. The low level of orderbook indicates that growth of the fleet is limited, thus, providing a foundation for higher charter rates at positive levels, if demand strengthens. Additionally, new environmental regulations that came into effect at the beginning of 2023 could further influence supply growth.

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

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the Norwegian Sea, which should take effect in March 2027. MEPC 83 also approved the Northeast Atlantic Ocean as an ECA and is expected to take effect in 2028. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The Canadian-Arctic ECA for NOx will also be effective starting from March 1, 2026 for ships built on or after January 1, 2025. For the Norwegian Sea ECA, the NOx Tier III engine certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii) in the absence of a building contract, constructed on or after September 1, 2026, or (iii) delivered on or after March 1, 2030. For the North-East Atlantic ECA, the requirement is expected to apply to ships (i) contracted on or after January 1, 2027, (ii) in the absence of a building contract, constructed on or after July 1, 2027, or (iii) delivered on or after January 1, 2031. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. In April 2025, MEPC 83 also adopted amendments (expected to enter into force late 2026 and early 2027) to the NOx Technical Code 2008, which allows ships to optimize fuel consumption based on their operational profile, thus improving energy efficiency, while ensuring compliance with NOx emission requirements. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. MEPC 83 approved draft amendments to make the IMO’s data collection system more accessible to the public through an anonymized database.

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

In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, and in April 2025, MEPC 83 adopted amendments to 2021 Guidelines on operational carbon intensity reduction factors, which outline methods for determining CII reduction factors from 2023 and now includes newly defined factors from 2027 to 2030.

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

Furthermore, cybersecurity guidance and regulations have been developed in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. For new ships and offshore installations contracted for construction on or after January 1, 2024, the International Association of Classification Societies (“IACS”) now requires vessel owners, yard and suppliers to build cybersecurity barriers into their systems and vessels, requiring compliance across the full spectrum of critical on-board control and navigation systems. On July 16, 2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Martine Transportation System, went into effect. Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. To comply with these regulations, we developed a Cybersecurity Manual for all our vessels that was reviewed by IMO’s Maritime Safety Committee in March 2021.We are continuously revising our Cybersecurity policy and procedures, to comply with evolving rules and Cybersecurity regulatory landscape.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships must meet the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.

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

Effective January 2024, the European Union Emissions Trading System (EU ETS) was extended to cover CO2 emissions from all ships of 5,000 gross tonnage and above entering EU ports, regardless of the flag they fly. The system covers: a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide), CH4 (methane) and N2O (nitrous oxide) emissions, but the two latter only as from 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by the system. These allowances are normally purchased by the entity responsible for the purchase of bunkers, i.e. the charterers in the case of time charter agreements. In the case of voyage charter agreements, the cost of the allowances is normally included in the charter rate. There is a phase-in period requiring shipping companies to surrender allowances corresponding to 40% of their covered 2024 emissions in 2025; 70% of their covered 2025 emissions in 2026; and 100% of their covered 2026 emissions in 2027. In connection with the EU ETS regulation target CO2 emissions reductions, we are implementing and continuing to adopt measures to decarbonize our fleet and improve the Carbon Intensity Indicator (“CII”) and working to minimize the financial impact via the inclusion of a clause in our charter party agreements which imposes an obligation on the charterer to cover the cost associated with the CO2 emissions generated during voyages to and from and within the EU.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. is not a party to the Paris Agreement.

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

In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (the “2023 IMO Strategy”), which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i). reduce the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reduce the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. As part of the 2023 IMO Strategy, MEPC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and GHG pricing across the industry. The IMO Net-zero Framework was approved at MEPC 83 (Spring 2025) for potential adoption in Spring 2026 and will eventually be included in Annex VI. Under these draft regulations, ships will be required to reduce their annual greenhouse gas fuel intensity (“GFI”) calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero GHG technologies will be eligible for financial rewards. These regulations could cause us to incur additional substantial expenses.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, which was finalized in December 2023. However, the current administration is delaying these requirements limiting methane emissions and is considering repealing the measure altogether. Therefore, it is unclear how such regulations could affect our operations.

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

Vessel	Next	Type

SANTA CRUZ	August 2028	Intermediate Survey
XENIA	January 2029	Intermediate Survey
EKATERINI	April 2026	Intermediate Survey
GOOD HEART	August 2026	Intermediate Survey
BLESSED LUCK	February 2027	Intermediate Survey (Drydocking)
ALEXANDROS P	March 2027	Special Survey
MOLYVOS LUCK	March 2027	Intermediate Survey
STARLIGHT	April 2027	Intermediate Survey (Drydocking)
MARIA	July 2027	Intermediate Survey
YANNIS PITTAS	August 2027	Intermediate Survey
CHRISTOS K	August 2027	Intermediate Survey

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

We do not own any real estate property. As part of the management services provided by the Managers during the period in which we have conducted business to date, we have shared, at no additional cost, offices with Eurobulk. We do not have current plans to lease or purchase office space, although we may do so in the future.

Our interests in our vessels are owned through our wholly-owned and majority owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, “Basis of Presentation and General Information”, of the attached Financial Statements for a listing of our vessel owning subsidiaries. Our vessels are subject to first priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Debt Financing.”

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

Average Time Charter Equivalent (“Average TCE”). Average TCE is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, are related to repositioning the vessel for the next charter, or incurred when a vessel is offhire/idle. Average TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

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

Vessel depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel. Remaining useful lives of property are periodically reviewed and revised when necessary, to recognize changes in conditions, new regulations or other reasons. Revisions of estimated lives are recognized over current and future periods.

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

We also from time to time take positions in FFAs with an objective to utilize those instruments as economic hedges of a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. The fair value of FFAs is treated as asset/liability until they are settled. Any such settlements by us or settlements to us under FFAs are recorded under Gain / (loss) on derivatives, net. The fair value of FFAs is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges). Our FFAs do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under Gain / (loss) on derivatives, net.

Interest income. The interest income we earn on our cash deposits with our lenders and other financial institutions is dependent on the prevailing interest rates and the amount we deposit.

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

Results from Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2024 and 2025. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report.

Fleet Data (1)	2024	2025

Average number of vessels	13.0	12.0
Calendar days	4,758.0	4,384.0
Available days	4,561.1	4,335.9
Voyage days	4,504.2	4,291.4
Utilization Rate (percent)	98.8%	99.0%

	(In U.S. Dollars per day per vessel)
Average TCE rate (1)	13,039	11,642
Vessel Operating Expenses	5,394	5,692
Management Fees	885	1,007
G&A Expenses	688	723
Total Operating Expenses excluding drydocking expenses (2)	6,967	7,422
Drydocking expenses	1,797	640

	2024	2025
Statement of Operations Data (All amounts, except for share data, expressed in U.S. Dollars)
Time charter revenue	64,786,884	55,635,567
Commissions	(3,703,657)	(3,371,426)
Net revenue	61,083,227	52,264,141
Voyage expenses, net	(6,057,692)	(5,676,737)
Vessel operating expenses	(25,667,279)	(24,955,537)
Dry-docking expenses	(8,549,609)	(2,807,068)
Vessel depreciation	(13,877,730)	(12,410,687)
Related party management fees	(4,209,166)	(4,413,766)
General and administrative expenses	(3,271,195)	(3,171,053)
Impairment loss	(2,796,605)	-
Other operating (loss) / income	(2,950,000)	1,347,087
Net gain on sale of vessels	-	2,793,749
Operating (loss) / income	(6,296,049)	2,970,129
Interest and other financing costs	(7,956,478)	(6,880,973)
Gain / (loss) on derivatives, net	637,697	(44,175)
Interest income	103,524	206,704
Foreign exchange loss	(5,938)	(40,541)
Net loss	(13,517,244)	(3,788,856)
Net loss / (income) attributable to non-controlling interest	911,370	(475,365)
Net loss attributable to controlling shareholders	(12,605,874)	(4,264,221)
Loss per share attributable to controlling shareholders, basic and diluted	(4.62)	(1.55)
Weighted average number of shares outstanding during the year, basic and diluted	2,727,698	2,755,937

(1) For the definition of calendar days, available days, voyage days, utilization rate and average TCE rate, see above.

(2) We calculate daily total operating expenses excluding drydocking expenses by dividing total operating expenses excluding drydocking expenses for the relevant period by calendar days for such period. We calculate total vessel operating expenses as the sum of vessel operating expenses, related party management fees and general and administrative expenses. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, which costs may vary from period to period.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statements of operations (see discussion above) and our calculation of average TCE rates for the periods presented.

	Year Ended December 31,
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
	2024	2025
Time charter revenue	64,786,884	55,635,567
Voyage expenses, net	(6,057,692)	(5,676,737)
Time Charter Equivalent or TCE Revenues	58,729,192	49,958,830
Voyage days	4,504.2	4,291.4
Average TCE	13,039	11,642

Year ended December 31, 2025 compared to year ended December 31, 2024

Time charter revenue. Time charter revenue for the year ended December 31, 2025 amounted to $55.64 million, a decrease of 14.1% compared to $64.79 million for the year ended December 31, 2024, as a result of the decreased number of vessels operating in 2025 compared to 2024 and the lower time charter equivalent rates earned by our vessels in 2025 compared to 2024. In 2025, we operated an average of 12.0 vessels compared to 13.0 vessels in 2024. Our fleet earned revenue over 4,291.4 voyage days in 2025 as compared to 4,504.2 voyage days in 2024. While employed, our vessels generated an average TCE rate of $11,642 per day per vessel in 2025 compared to an average TCE rate of $13,039 per day per vessel in 2024, a decrease of 10.7%. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under fixed rate time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed under time charters linked to an index and voyage charters, which is influenced by market developments.

Commissions. We paid a total of $3.37 million in charter commissions for the year ended December 31, 2025, representing 6.1% of time charter revenue. For the year ended December 31, 2024, commissions paid were $3.70 million, representing 5.7% of time charter revenue.

Voyage expenses. Voyage expenses, net for the year ended December 31, 2025, amounted to $5.68 million resulting mainly to vessels’ repositioning between charters and expenses during operational off-hire time. For the year ended December 31, 2024, voyage expenses, net amounted to $6.06 million, mainly reflecting costs related to vessels repositioning between charters and expenses incurred during operational off-hire periods. Our vessels are generally chartered under time charter contracts. Voyage expenses are dependent on the number of spot voyage charters, if any, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter, as well as on the price we pay for bunkers on board when a vessel is delivered and redelivered to and from a charterer.

Vessel operating expenses. Vessel operating expenses were $24.96 million in 2025 compared to $25.67 million in 2024, mainly due to the decrease in the average number of vessels compared to the same period of 2024. Daily vessel operating expenses per vessel amounted to $5,692 per day in 2025 versus $5,394 per day in 2024, a marginal increase, mainly due to inflationary increases.

Related party management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2025, Eurobulk and Eurobulk FE charged us 840 Euros per day per vessel plus 10 Euros per day per vessel for the administration of EU-ETS and FuelEU regulations, totaling $4.41 million for the year, or $1,007 per day per vessel. During 2024, Eurobulk and Eurobulk FE charged us 810 Euros per day per vessel totaling $4.21 million for the year, or $885 per day per vessel. The increase in related party management fees is attributable to the increase in daily vessel management fee to account for inflation and the unfavorable movement of the euro/dollar exchange rate, partly offset by the decreased number of vessels operating during the period.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and fees to our independent auditors, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2025, general and administrative expenses decreased to $3.17 million compared to $3.27 million for the same period of 2024. The decrease is attributable to decreased cost of our stock incentive plan.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2025, one vessel completed her intermediate survey in water, one of our vessels completed her special survey with drydocking and another one commenced her special survey with dry-dock which was completed in the first quarter of 2026, for a total cost of $2.81 million. In 2024, seven of our vessels completed their special survey with drydocking for a total cost of $8.55 million.

Vessel depreciation. Vessel depreciation for 2025 decreased to $12.41 million, from $13.88 million in 2024. The decrease is mainly attributable to the lower average number of vessels operating in the same period.

Impairment loss. There was no impairment loss in 2025. In 2024, we recorded an impairment charge of $2.80 million to reduce the carrying value of M/V Santa Cruz to its estimated market value, since based on the Company’s impairment test results as of December 31, 2024, it was determined that its carrying amount was not recoverable.

Other operating (loss)/income. In 2024, we recorded an additional provision of $2.95 million which related to costs paid and accrual for the settlement of regulatory fines arising from the detention of one of our vessels in Corpus Christi, presented in Other operating (loss) / income. In 2025, we recognized  income of $1.35 million in Other operating (loss) / income, reflecting the reimbursement in 2025 from our Protection & Indemnity insurance, following a discretionary claim, of certain costs, net of legal expenses, related to the above case.

Net gain on sale of vessels. In 2025, we recognized a net gain on sale of two vessels, of $2.79 million. On January 29, 2025, we signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5.0 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a net gain on sale of $2.1 million. On August 24, 2025, we signed an agreement to sell M/V “Eirini P”, a 76,466 dwt drybulk vessel, built in 2004, for approximately $8.5 million. The vessel was delivered to its buyers, an unaffiliated third party, on October 21, 2025, resulting in a net gain on sale of $0.7 million.

Interest and other financing costs. Interest and other financing costs for the twelve months of 2025 amounted to $6.88 million compared to $7.96 million for the same period of 2024. Interest expense for the period was lower due to the decreased benchmark rates of our loans, partly offset by the increased average debt during 2025. The weighted average SOFR rate on our bank debt for the twelve months period ended December 31, 2025 was 4.2% and the weighted average margin over SOFR was 2.1%, for a total weighted average interest rate of 6.3% per annum as compared to a weighted average SOFR for the twelve months period ended December 31, 2024 of 5.2% and a weighted average margin over SOFR of 2.4% for a total weighted average interest rate of 7.6% per annum.

Gain/(loss) on derivatives, net. In 2025, we had a $0.27 million loss (change in fair value) and a $0.14 million realized gain on one interest rate swap, as well as a $0.08 million unrealized gain on FFA contracts, as compared to a $0.09 million unrealized gain and a $0.22 million realized gain on one interest rate swap, as well as a $1.29 million gain (change in fair value) and a $0.95 million realized loss on FFA contracts for the same period of 2024. We enter into interest rate swaps to mitigate our exposure to possible increases in interest rates. We enter into FFA contracts to mitigate our exposure to possible declines in the drybulk market rates.

Interest income. In 2025, we had a $0.21 million of interest income, compared to an amount of $0.10 million for 2024. The increase of interest income is attributable to the higher cash balances maintained during the twelve months of 2025, compared to the corresponding period in 2024.

Net loss / (income) attributable to non-controlling interest. As a result of the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”), we recorded a net income attributable to the non-controlling interest for the year ended December 31, 2025 of $0.48 million, and a net loss attributable to the non-controlling interest of $0.91 million for the year ended December 31, 2024. The related amounts were fully allocated to and increased/reduced the non-controlling interest, in each of the years ended December 31, 2025 and 2024, respectively.

Net loss attributable to controlling shareholders. As a result of the above, net loss attributable to controlling shareholders for the year ended December 31, 2025 was $4.26 million, as compared to a net loss attributable to controlling shareholders of $12.61 million for the year ended December 31, 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.

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

Our total cash and cash equivalents and restricted cash at December 31, 2025 were $25.67 million, an increase of $13.76 million from $11.91 million at December 31, 2024. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long-term borrowings, including unused loan commitments, to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2026 and beyond.

Summary of Contractual Obligations

Contractual obligations are set forth in the following table as of December 31, 2025:

In U.S. dollars (US$)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	103,681,591	12,275,000	36,315,000	46,591,591	8,500,000
Interest Payments (1)	17,398,884	5,116,380	6,993,938	4,207,146	1,081,420
Vessel Management fees (2)	8,727,146	4,110,356	4,616,790	-	-
Other Management fees (3)	2,993,819	1,480,000	1,513,819	-	-
Advances for Vessels Under Construction	57,465,457	10,774,773	46,690,684	-	-
Total	190,266,897	33,756,509	96,130,231	50,798,737	9,581,420

(1)     Based on the amortization of the loans as of December 31, 2025, each loan’s interest rate margin over SOFR and an average SOFR of 3.36%, 2.99%, 3.56%, 4.24%, 5.06%, 6.14% and 7.26% per annum for the seven years up to 2032, respectively, based on the SOFR yield curve as of December 31, 2025.

(2)    Refers to our obligation for management fees we expect to incur under our Master Management agreements and management agreements with the shipowning companies in effect as of January 1, 2023 and expiring on January 1, 2028. The management fees have been computed for 2026 based on the agreed rate of 875 Euros per day per vessel (approximately $1,024) which was adjusted from the previous level of 840 Euros to reflect Eurozone’s inflation over 2025. For the years after 2026, we have assumed an annual increase in the daily management fee of 2.0% to account for inflation. We assumed a Euro to US dollar exchange rate of 1.17. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped. The fleet is assumed to consist of 11 vessels in 2026, increasing to 13 vessels from the fourth quarter of 2027 following the delivery of our newbuildings, and remaining at that level in the subsequent years.

(3)    Refers to our obligation for management fees of $1.48 million per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company, which was adjusted from the previous level of $1.44 million to reflect reported inflation in Eurozone over 2025. This fee is adjusted for inflation in the Eurozone during the previous calendar year every January 1st. For the years after 2026, we have assumed an annual increase in the annual management fees of 2.0% to account for inflation. The agreement expires on January 1, 2028.

(4)    Refers to our obligation as of December 31, 2025 towards our newbuilding program, which consists of two vessels under construction for deliveries in the second and third quarter of 2027. The payments reflect the newbuilding orders that were placed within 2024.

Cash Flows

As of December 31, 2025, we had a working capital surplus of $9.90 million. For the year ended December 31, 2025 we had a net loss of $3.79 million, a net loss attributable to controlling shareholders of $4.26 million and generated net cash from operating activities of $12.76 million. As of December 31, 2025, our cash balance amounted to $20.32 million and cash in restricted retention accounts amounted to $5.36 million.

We therefore believe that our current cash balance, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2026 liquidity needs and at least through the end of the first half of 2027, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. However, we may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt on more favorable terms. Our practice has been to fund the acquisition cost of dry bulk carriers using a combination of funds from operations and bank debt secured by mortgages on our dry bulk carriers held by the relevant lenders.

Year ended December 31, 2025 compared to year ended December 31, 2024

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2025 was $12.76 million as compared to a surplus of $4.81 million in 2024.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2025 compared to the year ended December 31, 2024 were mainly due to the increase in the net income (excluding non-cash items) amounting to $7.14 million for the year ended December 31, 2025 compared to a net income (excluding non-cash items) of $3.00 million in 2024. For the year ended December 31, 2025, we had a net working capital inflow of $5.62 million, as compared to a net working inflow of $1.81 million in 2024, resulting mainly from a significant increase in the amounts collected from charterers for timing reasons by $6.82 million, partly offset by the decrease in accrued expenses resulting mainly from the payment of fine in relation to the incident of M/V “Good Heart” (refer in Note 10 of our attached financial statements) of $1.5 million.

Net cash from investing activities.

Net cash flows provided by investing activities were $5.75 million for the year ended December 31, 2025 compared to net cash flows used in investing activities of $8.73 million for the year ended December 31, 2024. The main reasons for this increase are the net proceeds from vessels’ sale of $13.1 million as well as the decrease in cash paid for vessel improvements by $1.3 million.

Net cash from financing activities.

Net cash flows used in financing activities were $4.74 million for the year ended December 31, 2025, compared to net cash flows provided by financing activities of $1.73 million for the year ended December 31, 2024. This decrease in cash flows from financing activities of $6.47 million, compared to the year ended December 31, 2024, is mainly attributable to significantly lower proceeds from long term bank loans (net of loan arrangement fees paid) by $7.41 million, additional repayments of long-term bank loans of $0.46 million and capital distributions of $0.49 million paid to NRP Investors. The decrease in net cash flows from financing activities was partly offset by contributions made by NRP Investors of $0.39 million and a decrease of $1.27 million in the cash paid for share repurchases.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2025, we had eight outstanding floating interest-bearing loans with a combined outstanding balance of $103.68 million with margins over SOFR ranging from 1.65% to 2.50%. These loans have maturity dates between 2026 and 2032.

Our long-term debt as of December 31, 2025 comprises bank loans granted to our vessel-owning subsidiaries.

Borrower	December 31, 2025	Interest rate (margin + SOFR)

Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	27,500,000	1.85% + SOFR
Kamsarmax Two Shipping Ltd.	11,600,000	2.50% + SOFR
Light Shipping Ltd./ Good Heart Shipping Ltd.	16,200,000	2.00% + SOFR
Blessed Luck Shipowners Ltd.	1,915,000	2.00% + SOFR
Molyvos Shipping Ltd. / Santa Cruz Shipowners Ltd.	11,375,000	1.90% + SOFR
Yannis Navigation Ltd. / Troboni Shipping Ltd.	13,500,000	1.65% + SOFR
Christos Ultra LP. / Maria Ultra LP.	18,000,000	2.05% + SOFR
Aristeidis Shipping Ltd.	3,591,591	1.65% + SOFR
	103,681,591
Less: Current portion	(12,275,000)
Long-term portion	91,406,591

A description of our loans, as of December 31, 2025, is provided in Note 8 of our attached financial statements. As of December 31, 2025, we are scheduled to repay $12.28 million of the above bank loans in 2026.

Our loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred or will occur as a result of the payment), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements, minimum cash retention accounts (restricted cash) and deposits to dry docking reserve accounts that can only be used to cover the cost of the next scheduled drydocking of the respective collateral vessel. When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio (“loan-to-value” ratio). Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations. If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2025, we were not in default of any credit facility covenant.

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

In October 2024, we signed two contracts for the construction of two 63,500 dwt eco-design fuel efficient Ultramax drybulk carriers. The vessels are being built at Nantong Xiangyu Shipbuilding in China and are expected to be delivered during the second and third quarter of 2027. The total consideration for the construction of the two vessels is approximately $71.8 million. In each of the years ended December 31, 2024 and 2025, we paid $7.2 million, respectively, related to shipyard instalments as well as other costs capitalized related to the construction of both vessels, which are included in the consolidated balance sheets under “Advances for vessels under construction”. An amount of $10.7 million is payable in the twelve-month period ending December 31, 2026 and an amount of $46.7 million is payable in the year ending December 31, 2027. The Company intends to finance these commitments with debt financing and own cash.

We currently have three vessels scheduled for drydocking over the next 12 months; all within the period from January 2027 to April 2027 (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).

Dividends

In 2023, 2024 and 2025, the Company declared no dividend on its common stock.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of March 31, 2026, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 1,072.52 million dwt with another 134.84 million dwt, or about 12.57% of the present fleet capacity, on order.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers that were scrapped were in excess of 30 years of age. During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. In 2016 drybulk rates decreased and scrapping activity remained strong, at close to 2015 levels. In 2017 scrapping of drybulk vessels declined to almost half of its 2016 level. 2018 saw a further decline in scrapping to 4.4 million dwt, a decline of 70% year on year, while in 2019, a total of 7.9 million dwt were scrapped. In 2020, scrapping activity almost doubled, with a total of 15.20 million dwt being scrapped following the outbreak of COVID-19, at the same time dropping to a third in 2021, with a total of 5.2 million dwt being scrapped. In 2022, the demolition rate was broadly unchanged, with 4.3 million dwt having been scrapped during the year. Activity accelerated in 2023 following the introduction of new regulations, lifting total recycling to 5.4 million dwt. Recycling then eased in 2024, with only 3.8 million dwt scrapped. Recycling remained subdued in 2025, with 5.2 million dwt sold for demolition, an increase on 2024 but still historically low, comparable to the levels recorded in 2022 and 2023. The restrained pace reflected generally firm dry bulk shipping market conditions, while headwinds at some recycling destinations, including currency fluctuations, political instability and persistent global steel oversupply, weighed in on activity. As of March 31, 2026, the year to date 2026 demolition rate is 0.77 million dwt, which is slightly lower than the demolition rate for the corresponding period in 2025.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. The extent to which, trade wars, tariffs imposed by the U.S. administration, the wars in Ukraine and Palestine and the events in the Red Sea region will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted. As of March 31, 2026, approximately 26% of our ship capacity days for the remainder of 2026, are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

The continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the tanker freight market was positive, despite the short-term volatility in charter rates and increases on specific items of operating costs. If these conditions are sustained, the longer-term net impact on the tanker market and our business would be difficult to predict. However, such events may have unpredictable consequences, and contribute to instability in the global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially, and we do not expect them to be in the future. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine; however, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows

Since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. Under a May 2025 agreement, the Houthi militant group declared that it would stop targeting most commercial ships crossing the Red Sea, although in July 2025 the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which, if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. Heightened security risks because of attacks on merchant vessels transiting through the Red Sea to or from the Suez Canal has led to an increase in ton-mile demand for vessels as more vessel owners are opting to re-route their vessels around the Cape of Good Hope. Following attacks on merchant vessels in the region of the Bab al-Mandab Strait and the Gulf of Aden at the southern end of the Red Sea, there is disruption in the maritime trade towards Mediterranean Sea through the Suez Canal. As a result, we have diverted our fleet from sailing in the specific region. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether the trade disruption could have any impact on our operations or financial performance. Any dramatic escalation of the trade disruptions could lead to increased operational costs incurred by our business, or otherwise harm our financial condition, results of operation and cash flows.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. There is significant uncertainty about the duration of the war in Iran however the United States and Iran are in discussions about a ceasefire. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector.

Iran has recently targeted ships in or near the Strait of Hormuz, a waterway essential to global trade, by mining the waterway and attacking vessels with drone and missile strikes, which has significantly compromised the safety of vessels and crew onboard in the region, and has resulted in the effective closure of the Strait of Hormuz to commercial traffic. Many shipping companies have therefore rerouted their vessels away from transiting the Strait of Hormuz, which has significantly affected trading patterns, freight rates, and voyage expenses. While there is significant uncertainty about the duration of the armed conflict in Iran, these events have destabilized the region and may lead to further significant and prolonged disruptions across all sectors of the shipping industry. If any vessels are in the area and are unable or unwilling to transit due to security concerns then the relevant charter counterparty may try to claim that the owner has not complied with its charterparty contractual obligations, otherwise refuse to pay its charter hire or demand that the shipowner purchase additional insurance, among other things. In addition, vessels in the area are generally more at risk of attack.

In general, war and global conflicts can have direct and indirect impact on global trade. The effect, if any, of any particular war or conflict is hard to predict in consequences, severity and length of time, but could have an impact on shipping.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs and investment in the territories and countries where we or our customers operate, or the perception that they may occur, can depress shipping demand and amplify volatility in the tanker market. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act, or the IEEPA. In February 2026, the Supreme Court of the United States struck down the tariffs imposed via the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented temporary, 150-day 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 are set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

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

As of December 31, 2025, we had no indicators of impairment for any of our vessels. Accordingly, no future undiscounted net operating cash flows were required to be determined for any of our vessels, and, as a result, this is not considered a critical accounting estimate as of December 31, 2025.

As of December 31, 2024, we had an indicator of impairment for one of our vessels. For the vessel with impairment indicator as of December 31, 2024, the Company determined the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculated the historical average rates over a 16-year period for 2024, which starts in 2009 and takes into account complete market cycles, and which provides a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract. As of December 31, 2024, the Company determined that the book value of its one vessel with an impairment indicator was not recoverable and, thus, a non-cash impairment loss of $2.8 million was recorded.

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

There can be no assurance as to how long-term charter rates and vessel values will develop as compared to their current levels and as compared to historical average levels for similarly aged vessels or whether they will improve by any significant degree. Due to the dry bulk industry’s cyclical nature, depending on the state of the market, charter rates could fluctuate negatively, which could adversely affect our revenue, profitability and future assessments of vessel impairment. In recent years, the market has experienced relatively moderate bulker earnings, as diminished fleet inefficiencies and the cumulative growth of the fleet have offset a strong trade rebound. As discussed, rises during 2024 were mostly attributed to the Panama Canal drought and the reduction of transits, while 2025 saw new developing trades, like the bauxite trade from West Africa, which boosted demand. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the “Item 4.B. Business Overview – Our Fleet”.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements included in Item 18 of this annual report for a description of recent accounting pronouncements that may apply to us.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	66	Chairman, President and CEO; Class C Director
Dr. Anastasios Aslidis	66	CFO and Treasurer; Class C Director
Aristides P. Pittas	74	Vice Chairman; Class C Director
Stephania Karmiri	58	Secretary
Panagiotis Kyriakopoulos	65	Class A Director
George Taniskidis	65	Class B Director
Apostolos Tamvakakis	68	Class B Director

Aristides J. Pittas has been a member of the Board of Directors and Chairman and Chief Executive Officer of EuroDry since its inception on January 8, 2018. He is also member of the Board of Directors and Chairman and Chief Executive Officer of Euroseas since its inception on May 5, 2005 and Euroholdings Ltd. (“Euroholdings”) since its inception on March 20, 2024. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle-Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

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

Stephania Karmiri has been a member of the Board of Directors of EuroDry since its inception on January 8, 2018 until May 5, 2018, and EuroDry's Secretary since May 5, 2018. She has also been Euroseas' Secretary since its inception on May 5, 2005. Mrs. Karmiri has also been Euroholdings’ Secretary since March 2024. Since July 1995, Mrs. Karmiri has been executive secretary to Eurobulk. Eurobulk is a ship management company that provides ocean transportation services. At Eurobulk, Mrs. Karmiri is responsible for dealing with sale and purchase transactions, vessel registrations/deletions, bank loans, ensuring compliance of the company’s bank accounts, dealing with corporate matters of the entities, and supervising office administration. From May 1992 to June 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Mrs. Karmiri served as an assistant to brokers at Allied Shipbrokers, a company that provides shipbroking services for sale and purchase transactions. Mrs. Stephania Karmiri has a BSc in Business Administration from the University of Patras.

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

Equity Incentive Plan

In May 2018, our Board of Directors approved an equity incentive plan. The equity incentive plan was administered by the Board of Directors which could make awards totaling in aggregate up to 150,000 shares over five years after the equity incentive plan’s adoption date. In November 2022, our Board of Directors approved a new equity incentive plan in which the Board of Directors can make awards totaling in aggregate up to 200,000 shares over five years after the 2022 equity incentive plan’s adoption date. In November 2025, the Company’s Board of Directors approved a subsequent equity incentive plan (the “November 2025 Plan”) after the shares of the November 2022 Plan were awarded. The Board of Directors can make awards totaling in aggregate up to 300,000 shares over five years after the 2025 equity incentive plan’s adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the equity incentive plan.  Awards may be made under the equity incentive plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

On November 10, 2023, the Board of Directors awarded 59,100 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2024, and the remainder vested on July 1, 2025.

On November 12, 2024, the Board of Directors awarded 60,100 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which vested on November 14, 2025, and the remainder will vest on November 13, 2026. There were 750 shares that were forfeited due to employee termination.

On November 6, 2025, the Board of Directors awarded 63,850 shares of restricted stock to our directors, officers and key employees of Eurobulk, 50% of which will vest on July 1, 2026, and the remainder will vest on July 1, 2027.

Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The current term of our Class A director expires in 2027, the current term of our Class B directors expires in 2028 and the current term of our Class C directors expires in 2026.

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

●

The Board of Directors adopted new Equity Incentive Plans in May 2018, November 2022 and November 2025. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.

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

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros and Ms. Stephania Karmiri, respectively. Eurobulk and Eurobulk FE also ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel. As of December 31, 2025, 100 officers and 152 crew members served on board the vessels in our fleet.

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

Options

No options were granted during the fiscal year ended December 31, 2025. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of March 31, 2026 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. As of March 31, 2026, we had 17 shareholders of record, seven of which were located in the United States and held an aggregate of 2,633,878 shares of our common stock, representing 93% of our outstanding shares of common stock. Of these shares, 2,599,989 were held of record by CEDE & CO., a nominee of The Depository Trust Company. Accordingly, we believe that the shares registered in the name of CEDE & CO. include shares beneficially owned by both U.S. and non-U.S. holders.

All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Common Stock (13)
Friends Dry Investment Company Inc.(2)	868,928	30.1%
Family United Navigation Co (3)	306,852	10.6%
Ergina Shipping Ltd.(4)	180,308	6.2%
Aristides J Pittas(5)	123,835	4.3%
Anastasios Aslidis (6)	49,150	1.7%
Panagiotis Kyriakopoulos (7)	10,467	*
George Taniskidis (8)	4,200	*
Aristides P. Pittas (9)	35,970	1.2%
Apostolos Tamvakakis (10)	7,400	*
Symeon Pariaros(11)	9,176	*
Stephania Karmiri (12)	1,250	*
All directors and officers and 5% owners as a group	1,597,536	54.1%

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

(5)	Does not include 242,757 shares of common stock held of record by Friends Dry and Ergina Shipping Ltd., by virtue of ownership interest in Friends Dry and Ergina Shipping Ltd. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,500 shares vesting on July 1, 2026, 5,500 shares vesting on November 13, 2026 and 5,500 shares vesting on July 1, 2027.

(6)	Includes 3,750 shares vesting on July 1, 2026, 3,750 shares vesting on November 13, 2026 and 3,750 shares vesting on July 1, 2027.

(7)	Includes 700 shares vesting on July 1, 2026, 700 shares vesting on November 13, 2026 and 700 shares vesting on July 1, 2027.

(8)	Does not include 4,247 shares held of record by Friends Dry, by virtue of Mr. Taniskidis’ ownership in Friends Dry. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 700 shares vesting on July 1, 2026, 700 shares vesting on November 13, 2026 and 700 shares vesting on July 1, 2027.

(9)	Does not include 219,477 shares of common stock held of record by Friends Dry and Family United Navigation Co., by virtue of ownership interest in Friends Dry and Family United Navigation Co. by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,550 shares vesting on July 1, 2026, 1,550 shares vesting on November 13, 2026 and 1,550 shares vesting on July 1, 2027.

(10)	Includes 700 shares vesting on July 1, 2026, 700 shares vesting on November 13, 2026 and 700 shares vesting on July 1, 2027.

(11)	Includes 950 shares vesting on July 1, 2026, 950 shares vesting on November 13, 2026 and 950 shares vesting on July 1, 2027.

(12)	Includes 250 shares vesting on July 1, 2026, 250 shares vesting on November 13, 2026 and 250 shares vesting on July 1, 2027.

(13)	Voting stock includes 93,900 unvested shares for a total of 2,890,547 issued and outstanding shares of the Company as of March 31, 2026.

B.	Related Party Transactions

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

EuroDry signed new Master Management Agreements (“MMAs”) with the Managers which took effect after the completion of the spin-off from Euroseas Ltd. These Agreements expired on May 30, 2023 and were further renewed until January 1, 2028. Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual executive compensation and a daily management fee per vessel managed. The executive compensation is adjusted annually for Eurozone inflation every January 1. In 2025, the fee was set to $1,440,000. Effective from January 1, 2026, this fee was increased to $1,480,000 to account for inflation.

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

The EuroDry MMA with the Managers provides for an annual adjustment of the daily vessel management fee due to inflation in the Eurozone to take effect on January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee. This MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship-owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Managers, a management agreement with the rate and term as set in the MMA effective at such time.

EuroDry signed new MMAs with the Managers which took effect after the completion of the spin-off from Euroseas Ltd. for a five-year term until May 30, 2023, on substantially the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. The Agreement was further renewed until January 1, 2028. From January 1, 2025, the vessel fixed management fee was adjusted for inflation at Euro 840 (approximately $991, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day per vessel in operation, and an additional amount of Euro 10 (approximately $12, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day per vessel in operation was charged as a management fee for the administration of EU-ETS and Fuel EU regulations. Vessel management fees paid to the Managers amounted to $4,413,766 in 2025. From January 1, 2026, the vessel fixed management fee was adjusted for inflation at Euro 875 (approximately $1,033, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day per vessel in operation.

The management of the M/V “Xenia”, M/V “Alexandros P.”, M/V “Ekaterini”, M/V “Maria” and M/V “Christos K” is performed by Eurobulk FE, which provides technical, commercial and accounting services. The remaining fleet (M/V “Santa Cruz”, M/V “Good Heart”, M/V “Blessed Luck”, M/V “Molyvos Luck”, M/V “Starlight” and M/V “Yannis Pittas”) is managed by Eurobulk.

We receive chartering and sale and purchase services from Eurochart, a company owned by certain members of the Pittas family, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2025 Eurochart received $687,619, for chartering services calculated at 1.25% of chartering revenues. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire. In March and October 2025, we paid Eurochart the amount of $50,200 and $85,000 for the sales of M/V “Tasos” and M/V “Eirini P”.

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

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report.

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

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share and 20,000,000 shares of preferred stock par value $0.01 per share. There is no limitation on the right to own securities or the rights of non-resident shareholders to hold or exercise voting rights on our securities under Marshall Islands law or our articles of incorporation or bylaws. All of our shares of stock are in registered form.

Common Stock

As of December 31, 2025 and March 31, 2026, there were 2,890,547 common shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of December 31, 2025 and March 31, 2026, there are no preferred shares issued and outstanding.

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

We have a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing”~~,~~ and Note 8 of our attached financial statements.

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

The Marshall Islands and Liberia, the jurisdictions where we and our shipowning subsidiaries were incorporated during 2025, each grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We do not believe that we can establish that we satisfied the 50% Ownership Test for the 2025 taxable year due to the widely-held nature of our stock.

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

The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." We intend to take the position that our common stock, which is listed on the Nasdaq Capital Market constituted more than 50% of our outstanding shares by value and total combined voting power for the 2025 taxable year. Accordingly, we intend to take the position that we satisfied the listing threshold for the 2025 taxable year. However, it is possible that our common stock may come to constitute 50% or less of our outstanding shares by value in a future taxable year in which case we may not be able to satisfy the listing threshold or the Publicly Traded Test.

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

We believe that we were not subject to the Five Percent Override Rule and that we satisfied the Publicly-Traded Test for the 2025 taxable year because the nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2025 United States federal income tax returns.

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

As of December 31, 2025, the fair value of our outstanding freight derivatives was an asset of $0.08 million. In 2025, we recorded a net gain on our freight derivatives of $0.08 million.

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

On June 17, 2022, EuroDry Ltd. entered into an interest rate swap with National Bank of Greece S.A. (“NBG”) for a notional amount of $10.0 million, with inception date on January 3, 2023 and maturity date on January 3, 2028. Under this contract, NBG made a quarterly payment to the Company equal to the 3-month SOFR while the Company paid a fixed rate of 3.189% based on the notional amount. The swap was early terminated on October 6, 2025.

As at December 31, 2025, we had no open interest rate swap contracts.

As at December 31, 2025, we had $103.68 million of floating rate debt outstanding with margins over SOFR ranging from 1.65% to 2.50%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and increased our cash out flows in the twelve-month period ended December 31, 2025 by approximately $1,027,877 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans as of December 31, 2025 in U.S. dollars to a 100 basis points increase in SOFR during the next five years. Specifically, the interest we will have to pay for our loans will increase.

Year Ended December 31,	Amount in $ (loans)
2026	976,021
2027	800,946
2028	607,766
2029	470,416
2030 and thereafter	361,266

Foreign Currency Exchange Rate Risk

The international drybulk shipping industry’s functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but, in 2025, incurred approximately 18% of our vessel operating expenses (excluding depreciation) in currencies other than U.S. dollars. In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 6% in 2025) are mainly in Euros. On December 31, 2025, approximately 31% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the year ended December 31, 2025 was $0.04 million, while for the years ended December 31, 2024 and 2023, this was $0.01 million for each year.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2025, would have increased our operating expenses by approximately $0.51 million and the fair value of our outstanding trade accounts payable by approximately $0.07 million.

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

(a)	Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2025. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the criteria set forth in the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 Framework). As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2025.

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

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2024 and 2025. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte and their respective affiliates (collectively, “Deloitte”).

	2024 (dollars in thousands)	2025 (dollars in thousands)
Audit Fees	$195	$218
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$195	$218

Audit fees relate to compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with any other audit services required for SEC or other regulatory filings or offerings for the year ended December 31, 2025 and the audit of the combined financial statements of the non-wholly owned subsidiaries for the year ended December 31, 2024.

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

Share Repurchase Program

On August 8, 2022, we announced that our Board of Directors approved a share repurchase program (the “Program”) to purchase up to an aggregate of $10.0 million of our common shares. The Board approved the continuation of the Program for a further year in August 2023, 2024 and 2025, respectively, and will review it again after a period of twelve months. Share repurchases will be made from time to time for cash in open market transactions pursuant to Rule 10b-18 of the Exchange Act at prevailing market prices and/or in privately negotiated transactions. The timing and amount of purchase under the Program will be determined by management based upon market conditions and other factors. The Program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company’s discretion and without notice. We will cancel common shares repurchased as part of the Program.

During the year ended December 31, 2025 we did not repurchase any common shares.

The common shares repurchased during each year were cancelled and removed from the Company’s share capital as of December 31, 2023 and 2024. Subsequent to December 31, 2025, there were no share repurchases of our common stock.

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

Risk Management and Strategy

We and our Manager have implemented a cybersecurity strategy involving various dedicated personnel and resources aimed at preventing, detecting and responding to cyberattacks, as well as being able to recover promptly in the event of material impact following a cyberattack. Additionally, we regularly update our cybersecurity processes to address cybersecurity trends and threats. Cybersecurity processes have been established to address material cybersecurity risks, including in connection with the following areas:

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

We actively monitor our systems to prevent and detect any future cybersecurity threats and separately, we monitor cybersecurity threats or incidents committed against other companies as such events become public. We have engaged outside consultants that regularly perform penetration testing and other tests to identify and suggest improvements to minimize the risk of a future cyber incident. This allows us to remain current with the latest trends in cybersecurity and make improvements to our defense strategy to consider newly-identified and developing areas of cybersecurity threats. We have put in place response procedures for prompt cybersecurity incident identification, reporting and remediation if we are subject to an information system security breach. We utilize security standards and have established cross-functional risk control capabilities to facilitate operational implementation aligned with our cybersecurity processes.

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

Ongoing risks from cybersecurity threats demand management vigilance, investment, and oversight. Although we have put in place the cybersecurity processes described above, cybersecurity attacks and incidents and misuse or manipulation of any of our IT systems could have a material adverse effect on our business strategy, results of operations or financial condition (see “Item 3. Key Information—D. Risk Factors—Industry Risk Factors—We rely on our information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.”).

The governance of cybersecurity risks is overseen by our board of directors, with the audit committee dedicated to this area. This group receives regular updates on cybersecurity matters from our Manager. This approach ensures that we are prepared to identify, assess, and respond to cybersecurity challenges, aligning our risk management with our organizational goals. For the year ended December 31, 2025 and up to the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

Governance

During 2024 our Manager appointed a Chief Information Security Officer who has been overseeing the information, cybersecurity, and technology security. The Chief Information Security Officer is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. He develops appropriate plans to mitigate such risks. Such plans are validated by the members of our Board. The Chief Information Security Officer belongs to the Safety & Quality division of our Manager and reports to our Chief Executive Officer. In March 2025 our Manager appointed a Chief Technology Officer (CTO) who overtook the role of the Chief Information Security Officer.

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

The financial statements set forth on pages F-1 through F-52, together with the report of independent registered public accounting firm, are filed as part of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Incorporation of EuroDry Ltd. (1)
1.2	Amended and Restated Bylaws of EuroDry Ltd. (2)
2.1	Specimen Common Stock Certificate (2)
2.2	Specimen Series B Preferred Share Certificate (2)
2.3	Form of Registration Rights Agreement by and among EuroDry Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (2)
2.4	Shareholders Rights Agreement between EuroDry Ltd. and American Stock Transfer and Trust Company, LLC (5)
2.5	Form of Contribution Agreement between EuroDry Ltd. and Euroseas Ltd. (2)
2.6	Description of Securities (3)
4.1	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Ltd. (2)
4.2	Form of Master Management Agreement between EuroDry Ltd. and Eurobulk Far East (2)
4.3	Form of Standard Ship Management Agreement (2)
4.4	Form of Current Time Charter (2)
4.5	Loan Agreement between Kamsarmax Two Shipping Ltd. as Borrower, and Hamburg Commercial Bank AG, as Lender, Agent, Mandated Lead Arranger and Security Trustee, relating to a secured term loan facility of up to US$14,000,000, dated June 20, 2023 (6)
4.6	Guarantee between EuroDry Ltd., as Guarantor, and Hamburg Commercial Bank AG, as Security Trustee, relating to a secured term loan facility of up to $14,000,000 dated June 20, 2023.(6)
4.7	Loan Agreement between Yannis Navigation Ltd., as Borrower, and Eurobank S.A., as lender, for a senior secured term loan of up to $10,500,000, dated October 12, 2023.(6)
4.8	Guarantee between EuroDry Ltd, as Guarantor, and Eurobank S.A., as Security Trustee, relating to a senior secured term loan of up to $10,500,000, dated October 12, 2023.(6)
4.9	Loan Agreement between Christos Ultra LP and Maria Ultra LP, as Borrowers, and Eurobank S.A., as lender, for a senior secured term loan of up to $22,000,000 dated October 23, 2023.(6)
4.10	Supplemental Loan Agreement to Loan Agreement dated September 30, 2022, between Molyvos Shipping Ltd. and Santa Cruz Shipowners Ltd., as Borrowers, and Piraeus Bank, as Lender, dated June 20, 2024.(7)
4.11	Supplemental Agreement to a Loan Agreement dated August 12, 2023, between Blessed Luck Shipowners Ltd., as Borrower, and Piraeus Bank, as Lender, dated June 20, 2024.(7)
4.12

Loan Agreement dated October 15, 2024, between Light Shipping Ltd. and Good Heart Shipping Ltd., as Borrowers, Eurodry Ltd., as Guarantor, and National Bank of Greece S.A., as Lender, dated October 15, 2024.(7)

4.13	Loan Agreement between Ultra One Shipping Ltd. and Kamsarmax One Shipping Ltd., as Borrowers, and Eurobank S.A., as Lender, dated November 12, 2024.(7)

4.14	Loan Agreement between Aristeidis Shipping Ltd., as Borrowers, and Crediabank S.A., as Lender, dated November 3, 2025.
4.15	Loan Agreement between Yannis Navigation Ltd. and Troboni Shipping Ltd., as Borrowers, and Eurobank S.A., as Lender, dated December 15, 2025.
4.16	EuroDry 2025 Equity Incentive Plan
8.1	Subsidiaries of the Registrant.
11.1	Insider Trading Policy (7)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte Certified Public Accountants S.A.
97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation.(7)
101.INS*	Inline XBRL Instance Document – The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

(1)      Filed as an Exhibit to the Company's Form 6-K (File No. 001-38502) on May 29, 2018.

(2)      Filed as an Exhibit to the Company's Registration Statement (File No. 333-224732) on May 8, 2018.

(3)      Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-38502) on April 15, 2022.

(4)      Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-38502) on April 24, 2023.

(5)      Filed as an Exhibit to the Company’s Form 6-K (File No. 001-38502) on May 31, 2018.

(6)      Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-38502) on April 24, 2024.

(7)      Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-38502) on May 15, 2025.

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

Date: April 28, 2026

EuroDry Ltd. and Subsidiaries

Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of EuroDry Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EuroDry Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 28, 2026

We have served as the Company's auditor since 2018.

EuroDry Ltd. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2024 and 2025

(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2024	December 31, 2025
Assets
Current assets
Cash and cash equivalents		6,711,327	20,315,532
Restricted cash	8	1,587,268	2,156,922
Trade accounts receivable, net		8,433,076	3,305,910
Other receivables		1,112,856	941,061
Prepaid expenses		474,488	511,167
Inventories	3	2,097,083	1,307,731
Derivatives	14	120,675	84,510
Assets held for sale	5	2,789,715	-
Total current assets		23,326,488	28,622,833

Long-term assets
Advances for vessels under construction	4	7,188,614	14,386,560
Vessels, net	5	185,465,570	165,890,705
Derivatives	14	144,523	-
Restricted cash	8	3,610,000	3,200,000
Total assets		219,735,195	212,100,098

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	8	11,810,351	12,009,265
Trade accounts payable		2,668,490	2,174,191
Accrued expenses	6	3,854,066	3,070,630
Deferred revenues		247,294	842,172
Due to related companies	7	181,014	627,231
Total current liabilities		18,761,215	18,723,489

(Consolidated balance sheets continue on the next page)

EuroDry Ltd. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2024 and 2025

(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2024	December 31, 2025

Long-term liabilities
Long-term bank loans, net of current portion	8	95,381,535	90,869,277
Total long-term liabilities		95,381,535	90,869,277
Total liabilities		114,142,750	109,592,766

Commitments and contingencies	10

Shareholders’ equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,826,697 and 2,890,547 issued and outstanding, respectively)	16	28,266	28,905
Additional paid-in capital		67,751,242	68,551,846
Retained earnings		28,958,375	24,694,154
Total shareholders’ equity attributable to EuroDry Ltd. shareholders		96,737,883	93,274,905
Non-controlling interest	17	8,854,562	9,232,427
Total shareholders’ equity		105,592,445	102,507,332
Total liabilities and shareholders’ equity		219,735,195	212,100,098

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of operations

Years ended December 31, 2023, 2024 and 2025

(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2023	2024	2025
Revenues
Time charter revenue		47,824,857	64,786,884	55,635,567
Voyage charter revenue		2,609,775	-	-
Commissions (including $630,433, $799,997 and $687,619, respectively, to related party)	7	(2,842,708)	(3,703,657)	(3,371,426)
Net revenue		47,591,924	61,083,227	52,264,141
Operating expenses / (income)
Voyage expenses, net	13	3,993,031	6,057,692	5,676,737
Vessel operating expenses (including $191,655, $272,283 and $284,475, respectively, to related party)	7, 13	20,758,708	25,667,279	24,955,537
Dry-docking expenses		3,404,323	8,549,609	2,807,068
Vessel depreciation	5	10,966,621	13,877,730	12,410,687
Related party management fees	7	3,281,361	4,209,166	4,413,766
General and administrative expenses (including $1,354,600, $1,415,000 and $1,455,000, respectively, to related party)	7, 11	3,459,943	3,271,195	3,171,053
Net gain on sale of vessels (including $0, $0 and $135,200, respectively to related party)	5, 7	-	-	(2,793,749)
Impairment loss	5, 15	-	2,796,605	-
Other operating loss / (income)	10	500,000	2,950,000	(1,347,087)
Bad debt expense	2	134,294	-	-
Total operating expenses		46,498,281	67,379,276	49,294,012
Operating income / (loss)		1,093,643	(6,296,049)	2,970,129
Other income / (expenses)
Interest and other financing costs	8	(6,486,814)	(7,956,478)	(6,880,973)
Gain / (loss) on derivatives, net	14	1,218,375	637,697	(44,175)
Interest income		897,618	103,524	206,704
Foreign exchange loss		(5,794)	(5,938)	(40,541)
Total other expenses, net		(4,376,615)	(7,221,195)	(6,758,985)
Net loss		(3,282,972)	(13,517,244)	(3,788,856)
Net loss / (income) attributable to the non-controlling interest	17	374,068	911,370	(475,365)
Net loss attributable to controlling shareholders		(2,908,904)	(12,605,874)	(4,264,221)
Loss per share attributable to controlling shareholders – basic and diluted	12	(1.05)	(4.62)	(1.55)
Weighted average number of shares outstanding during the year, basic and diluted	12	2,763,121	2,727,698	2,755,937

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of shareholders’ equity

Years ended December 31, 2023, 2024 and 2025

(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Retained Earnings	Total EuroDry Ltd. shareholders’ equity	Non-controlling interest	Total shareholders’ equity
Balance January 1, 2023	2,902,620	29,026	69,438,938	44,473,153	113,941,117	-	113,941,117
Net loss	-	-	-	(2,908,904)	(2,908,904)	(374,068)	(3,282,972)
Capital contributions made by non-controlling shareholders	-	-	-	-	-	10,140,000	10,140,000
Repurchase and cancelation of common shares	(129,303)	(1,293)	(2,029,277)	-	(2,030,570)	-	(2,030,570)
Issuance of restricted shares for stock incentive award and share-based compensation	59,100	591	797,393	-	797,984	-	797,984
Offering expenses paid	-	-	(137,330)	-	(137,330)	-	(137,330)
Balance December 31, 2023	2,832,417	28,324	68,069,724	41,564,249	109,662,297	9,765,932	119,428,229
Net loss	-	-	-	(12,605,874)	(12,605,874)	(911,370)	(13,517,244)
Repurchase and cancelation of common shares	(65,070)	(651)	(1,271,976)	-	(1,272,627)	-	(1,272,627)
Shares forfeited	(750)	(8)	8	-	-	-	-
Issuance of restricted shares for stock incentive award and share-based compensation	60,100	601	953,486	-	954,087	-	954,087
Balance December 31, 2024	2,826,697	28,266	67,751,242	28,958,375	96,737,883	8,854,562	105,592,445
Net (loss) / income	-	-	-	(4,264,221)	(4,264,221)	475,365	(3,788,856)
Capital contributions made by non-controlling shareholders	-	-	-	-	-	390,000	390,000
Capital distributions made to non-controlling shareholders	-	-	-	-	-	(487,500)	(487,500)
Issuance of restricted shares for stock incentive award and share-based compensation	63,850	639	800,604	-	801,243	-	801,243
Balance December 31, 2025	2,890,547	28,905	68,551,846	24,694,154	93,274,905	9,232,427	102,507,332

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

	2023	2024	2025
Cash flows from operating activities:
Net loss	(3,282,972)	(13,517,244)	(3,788,856)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	10,966,621	13,877,730	12,410,687
Impairment loss	-	2,796,605	-
Amortization and write off of deferred charges	209,110	264,270	331,798
Share-based compensation	797,984	954,087	801,243
Change in fair value of derivatives	3,252,230	(1,374,060)	180,688
Net gain on sale of vessels	-	-	(2,793,749)
Bad debt expense	134,294	-	-
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	272,933	(1,692,470)	5,127,166
Prepaid expenses	5,644	(231,108)	(36,679)
Other receivables	(1,781,200)	1,014,410	171,795
Inventories	(3,060,011)	1,958,129	789,352
Due from related companies	2,416,180	-	-
Increase / (decrease) in:
Trade accounts payable	(13,382)	(276,840)	(690,484)
Accrued expenses	1,315,887	1,533,460	(783,436)
Deferred revenues	(4,798)	(99,544)	594,878
Due to related companies	577,542	(396,528)	446,217
Net cash provided by operating activities	11,806,062	4,810,897	12,760,620
Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(65,286,558)	(1,540,654)	(165,461)
Cash paid for vessels under construction	-	(7,188,614)	(7,197,946)
(Expenses paid for vessels sale) / Net proceeds from vessels sale	(15,274)	-	13,109,288
Net cash (used in) / provided by investing activities	(65,301,832)	(8,729,268)	5,745,881

(Consolidated statements of cash flows continue on the next page)

EuroDry Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

(Continued)

	2023	2024	2025
Cash flows from financing activities:
Cash paid for share repurchase	(2,030,570)	(1,272,627)	-
Offering expenses paid	(137,330)	-	-
Loan arrangement fees paid	(479,750)	(355,000)	(136,733)
Capital contributions paid by non-controlling shareholders	10,140,000	-	390,000
Capital distributions paid to non-controlling shareholders	-	-	(487,500)
Proceeds from long-term bank loans	46,500,000	16,000,000	8,591,591
Repayment of long-term bank loans	(23,520,000)	(12,645,000)	(13,100,000)
Net cash provided by / (used in) financing activities	30,472,350	1,727,373	(4,742,642)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(23,023,420)	(2,190,998)	13,763,859
Cash, cash equivalents and restricted cash at beginning of year	37,123,013	14,099,593	11,908,595
Cash, cash equivalents and restricted cash at end of year	14,099,593	11,908,595	25,672,454
Cash Breakdown
Cash and cash equivalents	8,002,024	6,711,327	20,315,532
Restricted cash, current	2,797,569	1,587,268	2,156,922
Restricted cash, long term	3,300,000	3,610,000	3,200,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	14,099,593	11,908,595	25,672,454
Supplemental cash flow information Cash paid for interest	5,950,733	7,588,550	6,790,794
Financing and investing activities fees:
Capital expenditures included in liabilities	230,465	28,864	157,001
Vessel sale expenses included in liabilities	-	-	68,048

The accompanying notes are an integral part of these consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc., Family United Navigation Co. and Ergina Shipping Ltd. which, in turn, own 47.2% of the Company’s shares as of December 31, 2025. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through ownership and operation of dry bulk ship-owning companies. Details of the Company’s wholly or partly owned controlled subsidiaries for the year ended December 31, 2025 are set out below:

a)	100% interest in subsidiaries owning vessels in operation

●

Eirini Shipping Ltd., incorporated in the Republic of Liberia on February 2, 2014, owner of the Liberian flag 76,466 DWT bulk carrier M/V “Eirini P” which was built in 2004 and acquired on May 26, 2014. The vessel was sold on October 21, 2025.

●

Ultra One Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, owner of Liberian flag 63,127 DWT bulk carrier M/V “Alexandros P.”. M/V “Alexandros P”, which was a new build, was delivered on January 16, 2017.

●

Kamsarmax One Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, owner of the Marshall Islands flag 82,019 DWT bulk carrier M/V “Xenia”. M/V “Xenia”, which was a new build, was delivered on February 25, 2016.

●

Kamsarmax Two Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, owner of the Marshall Islands flag 82,006 DWT bulk carrier M/V “Ekaterini”. M/V “Ekaterini”, which was a new build, was delivered on May 7, 2018.

●

Areti Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 15, 2016, owner of the Cypriot flag 75,100 DWT bulk carrier M/V “Tasos” which was built in 2000 and acquired on January 9, 2017. The vessel was sold on March 17, 2025.

●

Light Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 6, 2018, owner of the Cypriot flag 75,611 DWT bulk carrier M/V “Starlight” which was built in 2004 and acquired on November 30, 2018.

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

●

Santa Cruz Shipowners Ltd., incorporated in the Republic of Liberia on April 6, 2022, owner of the Liberian flag 76,440 DWT bulk carrier M/V “Santa Cruz”, which was built in 2005 and acquired on April 20, 2022.

●

Yannis Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 12, 2023, owner of the Marshall Islands flag 63,243 DWT bulk carrier M/V “Yannis Pittas”, which was built in 2014 and acquired on October 10, 2023.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

The following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2023	2024	2025
Oldendorff GMBH & CO. KG	-	-	30%
Amaggi Europe B.V.	17%	11%	-
Tongli Shipping PTE Ltd.	16%	-	-

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

Following the provisions of ASC 810 “Consolidation”, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity in its consolidated financial statements. The Company’s evaluation did not result in an identification of variable interest entities for the years ended December 31, 2023, 2024 and 2025.

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

Assets Held for Sale

The Company classifies a vessel as being held for sale when the following criteria are met: (i) management is committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell. The resulting difference, if any, is recorded under “Loss on write-down of vessel held for sale” in the consolidated statements of operations. The vessels are no longer depreciated once they meet the criteria to be classified as held for sale.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2024 and 2025.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

2.         Significant Accounting Policies - Continued

Insurance claims and insurance proceeds

Claims receivable are recorded on the accrual basis and represent the amounts to be received, net of deductibles incurred through each balance sheet date, for which recovery from insurance companies is probable and the claim is not subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities. Insurance proceeds are recorded according to type of claim that gives rise to the proceeds in the consolidated statements of operations and the consolidated statements of cash flows.

Revenue and expense recognition

Revenues are generated mainly from time charter agreements or infrequently from voyage charter agreements. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate which is generally payable 15 or 30 days in advance as determined in the charter party agreement. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight.

The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2023, 2024 and 2025 the duration of the Company’s time charter contracts ranged from 8 days to 2 years. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. As of December 31, 2025, all of the Company’s time charter agreements have remaining terms ranging from less than a month to 10 months based on the minimum duration of the time charter contracts and do not include any renewal options. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the year ended December 31, 2023 was not material. The Company did not enter in any voyage charters during the years ended December 31, 2024 and 2025.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, holds cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses whilst the vessel is on time charter. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income within “Time charter revenue” in the consolidated statements of operations.

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Impairment of vessels

The Company reviews its vessels held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessels. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records a charge under “Impairment loss” in the consolidated statements of operations, to reduce the vessel’s carrying value to its fair market value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) attributable to controlling shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2024 and 2025, are considered contingently returnable until the restrictions lapse and are not included in the basic earnings / (loss) per share attributable to controlling shareholders calculation until the shares are vested.

Diluted earnings / (loss) per share gives effect to all potentially dilutive securities to the extent that they are dilutive, using the treasury stock method. The Company uses the treasury stock method for non-vested restricted shares to assess the dilutive effect.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. The amendments primarily affect disclosure requirements (and do not change expense recognition or income statement presentation) and generally require disaggregation, in the notes, of relevant expense captions into prescribed natural expense categories, as well as disclosures about selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the navigability and applicability of interim reporting guidance under US GAAP and adds a new disclosure principle for interim periods. The amendments are not intended to change the fundamental nature of interim reporting or expand or reduce substantive interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027 for public business entities and after December 15, 2028 for entities other than public business entities, with early adoption permitted. The Company is currently evaluating the impact that adopting this update may have on its consolidated financial statement disclosures.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:

	December 31, 2024	December 31, 2025
Lubricants	1,196,444	1,097,659
Bunkers	900,639	210,072
Total	2,097,083	1,307,731

4.	Advances for vessels under construction

On October 14, 2024, the Company signed two contracts for the construction of two 63,500 DWT eco-design fuel efficient ultramax bulk carriers. The vessels will be built at Nantong Xiangyu Shipbuilding in China. The two newbuildings are scheduled to be delivered during the second and third quarter of 2027. The total contracted consideration for the construction of the two vessels is approximately $71.8 million and will be financed with a combination of debt and equity. During the years ended December 31, 2024 and 2025, the Company paid $7.2 million and $7.2 million, respectively, related to shipyard installments as well as other costs related to the construction of these two vessels. See Note 10 for the outstanding commitments to the shipyard.

The amounts in the accompanying consolidated balance sheets are as follows:

Costs
Balance, January 1, 2024	-
Advances for vessels under construction	7,188,614
Balance, December 31, 2024	7,188,614
Advances for vessels under construction	7,183,182
Other costs capitalized related to the construction	14,764
Balance, December 31, 2025	14,386,560

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2024	250,841,629	(47,313,513)	203,528,116
- Depreciation for the year	-	(13,877,730)	(13,877,730)
- Vessel improvements	1,339,053	-	1,339,053
- Vessel held for sale	(5,231,397)	2,504,133	(2,727,264)
- Impairment loss	(7,072,940)	4,276,335	(2,796,605)
Balance, December 31, 2024	239,876,345	(54,410,775)	185,465,570
- Depreciation for the year	-	(12,410,687)	(12,410,687)
- Vessel improvements	293,598	-	293,598
- Sale of vessels	(21,757,824)	14,300,048	(7,457,776)
Balance, December 31, 2025	218,412,119	(52,521,414)	165,890,705

As of December 31, 2025, all of the Company’s vessels with a carrying value of $165.9 million are mortgaged as collateral under the Company’s loan agreements (see Note 8).

For the year ended December 31, 2024, the Company installed new mooring system management software and eco retrofits for a total cost of $1.3 million on certain of the Company’s vessels. For the year ended December 31, 2025, the Company installed new software and equipment monitoring systems regarding eco retrofits and loading retrofits for a total cost of $0.3 million on certain of the Company’s vessels. All these installations qualified as vessel improvements and were therefore capitalized.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

Sale of vessels

On January 29, 2025, the Company signed an agreement to sell M/V “Tasos”, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5.0 million, following a strategy of disposing older vessels. As of   December 31, 2024, M/V “Tasos” was actively marketed and met the criteria for the classification as held for sale. It was therefore presented at its net book value of $2.7 million, together with its inventory on board amounting to $0.06 million in the “Assets held for sale” line in the current assets section of the consolidated balance sheets as of December 31, 2024. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a net gain on sale of $2,083,596, presented in the “Net gain on sale of vessels” line in the “Operating Expenses” section of the consolidated statements of operations for the year ended December 31, 2025.

On August 24, 2025, the Company signed an agreement to sell M/V “Eirini P”. a 76,466 dwt drybulk vessel, built in 2004, for $8.5 million, following a strategy of disposing older vessels. The vessel was delivered to its buyers, an unaffiliated third party, on October 21, 2025, resulting in a net gain on sale of $710,153, presented in the “Net gain on sale of vessels” line in the “Operating Expenses” section of the consolidated statements of operations for the year ended  December 31, 2025.

Impairment analysis

In light of the prevailing conditions in the shipping industry, as of December 31, 2024, the Company performed an analysis of the future undiscounted net operating cash flows for the one operating vessel, M/V “Santa Cruz”, whose carrying value was above its respective market value and determined that the net book value of the aforementioned vessel was not recoverable. Consequently, the Company recorded an impairment charge of $2.8 million based on the Company’s impairment test results, to reduce the carrying value of the vessel to its estimated market value. The estimated fair value was based on the Company's best estimate of the fair value of the vessel on a time charter free basis, and was supported by a vessel valuation of an independent shipbroker as of December 31, 2024 (refer Note 15). As of December 31, 2025, there were no indicators of impairment for any of the Company’s vessels.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

6.	Accrued Expenses

The accrued expenses consist of:

	December 31, 2024		December 31, 2025

Accrued payroll expenses	472,463		66,980
Accrued interest expense	981,293		739,775
Accrued general and administrative expenses	75,216		86,221
Accrued commissions	177,534		159,472
Accrued liability for emission allowances	67,915		942,604
Other accrued expenses	2,079,645	(1)	1,075,578
Total	3,854,066		3,070,630

(1) It includes a provision of $1,500,000 as of December 31, 2024, relating to a fine of $1,125,000 plus a $375,000 donation in relation to the incident of M/V "Good Heart" (refer Note 10).

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

EuroDry signed new MMAs with the Managers which took effect after the completion of the Spin-off for a five-year term until May 30, 2023 on substantially the same terms as the MMA between Euroseas and Eurobulk relating to the vessels that were previously owned by Euroseas. From January 1, 2022, the MMA was further extended for an additional five-year term until January 1, 2028. From January 1, 2023, the vessel fixed management fee was adjusted for inflation at Euro 775 per day per vessel in operation. From January 1, 2024, the vessel fixed management fee was adjusted for inflation at Euro 810  per day per vessel in operation. From  January 1, 2025, the vessel fixed management fee was adjusted for inflation at Euro 840 (approximately $991, using the exchange rate as of  December 31, 2025, which was $1.18 per euro) per day per vessel in operation. For the same period an additional amount of Euro 10 (approximately $12, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day per vessel in operation was charged as a management fee for the administration of EU-ETS and Fuel EU regulations. From  January 1, 2026, the vessel fixed management fee was adjusted for inflation at Euro 875 (approximately $1,033, using the exchange rate as of  December 31, 2025, which was $1.18 per euro) per day per vessel in operation. No extra fee will be charged for the administration of the EU-ETS and Fuel EU regulations in the year 2026.

Vessel management fees paid to the Managers amounted to $3,281,361, $4,209,166 and $4,413,766 in 2023, 2024 and 2025, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions - Continued

The vessels M/V “Xenia”, M/V “Alexandros P.”, M/V “Ekaterini”, M/V “Maria” and M/V “Christos K” are managed by Eurobulk FE, which provides technical, commercial and accounting services for the same daily vessel management fee as noted above. The remaining fleet of the Company (M/V “Good Heart”, M/V “Blessed Luck”, M/V “Starlight”, M/V “Molyvos Luck”, M/V “Santa Cruz” and M/V “Yannis Pittas”) is managed by Eurobulk.

In addition to the vessel management services, the Manager provides executive services to the Company. The executive management fee is adjusted annually for Eurozone inflation every January 1. The amount of executive compensation was $1,350,000, $1,400,000 and $1,440,000 for the years ended December 31, 2023, 2024 and 2025, respectively. These amounts are recorded in “General and administrative expenses” in the consolidated statements of operations. For the year 2026 the amount for the executive compensation was increased to $1,480,000 to account for inflation.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the ship-owning companies by the Managers during the normal course of operations for which a right of off-set exists. As of December 31, 2024, the amount due to related companies was $181,014. As of December 31, 2025 the amount due to related companies was $627,231. Based on the MMAs, an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of the quarter or at the end of the previous quarter to the respective Manager.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A. (“Eurochart”), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart’s services. In October and November 2023, the Company withheld the amount of $650,000 from the sellers of M/V “Maria”, M/V “Christos K” and M/V “Yannis Pittas”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessels. Commission paid by the Company to Eurochart for the sale of M/V “Tasos” and M/V “Eirini P” amounted to $50,200 and $85,000, respectively in 2025, recorded in “Net gain on sale of vessels” in the consolidated statements of operations. Commissions to Eurochart for chartering services totaled $630,433, $799,997 and $687,619 in 2023, 2024 and 2025, respectively, recorded in “Commissions” in the consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions - Continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $63,237 and $128,418 in 2023, $90,768 and $181,515 in 2024, and $94,729 and $189,746 in 2025, respectively.  These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

On October 13, 2023 Christos Ultra LP and Maria Ultra LP, owners of M/V “Christos K” and M/V “Maria”, signed with Eurobulk Ltd. an administration contract under which Eurobulk Ltd. will receive an amount of $15,000 per business year in order to provide various accounting and business transactions. The amount of $4,600 calculated pro rata for the year 2023 was paid to Eurobulk Ltd. in April 2024. For the years ended December 31, 2024 and 2025, the amount of $15,000 was recorded and paid in full within those years. The abovementioned amounts are recorded under “General and administrative expenses” in the consolidated statements of operations. Additionally, Christos Ultra LP. and Maria Ultra LP. paid a lump sum fee of $110,000 to Eurobulk Ltd. for its assistance to secure the financing of the two vessels. The specific amount was recorded as a loan arrangement fee paid for the year ended December 31, 2023.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans

These consist of bank loans of the ship-owning companies guaranteed by EuroDry Ltd. and are as follows:

Borrower		December 31, 2024	December 31, 2025
Kamsarmax Two Shipping Ltd.	(a)	12,560,000	11,600,000
Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	(b)	30,000,000	27,500,000
Eirini Shipping Ltd.	(c)	1,850,000	-
Light Shipping Ltd. / Good Heart Shipping Ltd.	(d)	18,000,000	16,200,000
Blessed Luck Shipowners Ltd.	(e)	2,805,000	1,915,000
Molyvos Shipping Ltd. / Santa Cruz Shipowners Ltd.	(f)	13,475,000	11,375,000
Yannis Navigation Ltd. / Troboni Shipping Ltd.	(g)	9,500,000	13,500,000
Christos Ultra LP. / Maria Ultra LP.	(h)	20,000,000	18,000,000
Aristeidis Shipping Ltd.	(i)	-	3,591,591
		108,190,000	103,681,591
Less: Current portion		(12,090,000)	(12,275,000)
Long-term portion		96,100,000	91,406,591
Deferred charges, current portion		279,649	265,735
Deferred charges, long-term portion		718,465	537,314
Long-term bank loans, current portion net of deferred charges		11,810,351	12,009,265
Long-term bank loans, long-term portion net of deferred charges		95,381,535	90,869,277

The future annual loan repayments are as follows:

To December 31:
2026	12,275,000
2027	20,640,000
2028	15,675,000
2029	27,500,000
2030	19,091,591
Thereafter	8,500,000
Total	103,681,591

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans - Continued

(a)

On June 20, 2023, the Company signed a term loan facility with Hamburg Commercial Bank AG. and a loan of $14,000,000 was drawn by Kamsarmax Two Shipping Ltd. on June 23, 2023 to replenish cash used to repay the vessel’s previous indebtedness and for working capital purposes. The loan is payable in sixteen consecutive quarterly installments of $240,000 each commencing from September 2023, with a $10,160,000 balloon payment to be paid together with the last installment in June 2027. The loan bears interest at term Secured Overnight Financing Rate (“term SOFR”) plus a margin of 2.50%. The loan is secured with (i) first priority mortgage over M/V “Ekaterini”, (ii) first assignment of earnings and insurance of M/V "Ekaterini" and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $126,000 for this loan.

(b)

On November 12, 2024, the Company signed a term loan facility with Eurobank S.A. for an amount of up to $30,000,000, in order to refinance the then existing indebtedness of M/V “Xenia” and M/V “Alexandros P.”, amounting to $19,200,000 as of the date of refinancing, and for working capital purposes. The loan is payable in twenty-four consecutive quarterly instalments of $625,000 each, followed by a balloon payment of $15,000,000 to be paid together with the last installment in November 2030. A margin of 0.65% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in a cash collateral account in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounts to 1.90% above SOFR. The loan is secured with the following: (i) first priority mortgages over M/V “Xenia” and M/V “Alexandros P.”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $175,000 for this loan.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans – Continued

(c)

On February 22, 2021, the Company signed a term loan facility with Sinopac Capital International (HK) Limited for an amount of up to $5,000,000, in order to refinance the existing indebtedness of M/V “Eirini P”, amounting to $3,300,000 as of the date of the refinancing, and for working capital purposes. An aggregate amount of $5,000,000 was drawn on February 24, 2021 by Eirini Shipping Ltd. as the borrower. The loan was payable in twenty consecutive quarterly instalments of $210,000each, followed by a balloon payment of $800,000 to be paid together with the last installment in February 2026. The loan bore interest at SOFR plus credit adjustment spread plus a margin of 3.60%. On September 18, 2025, the Company prepaid in connection with the sale of the vessel the full amount of outstanding indebtedness amounting to $1,220,000 by using own funds.

(d)

On October 15, 2024, the Company signed a term loan facility with the National Bank of Greece S.A. (“NBG”) and a loan of $18,000,000 was drawn by Light Shipping Ltd. and Good Heart Shipping Ltd. in order to refinance the then existing indebtedness of M/V “Starlight” and M/V “Good Heart”, amounting to $12,800,000 as of the date of refinancing, and for working capital purposes. The loan is payable in twenty consecutive quarterly instalments of $450,000 each, followed by a balloon payment of $9,000,000 to be paid together with the last installment in October 2029. The loan bears interest at SOFR plus a margin of 2.0%. The loan is secured with the following: (i) first priority mortgages over M/V “Starlight” and M/V “Good Heart”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $180,000 for this loan.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans – Continued

(f)

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans - Continued

(g)

On October 12, 2023, the Company signed a term loan facility with Eurobank S.A. and a loan of $10,500,000 was drawn by Yannis Navigation Ltd. in order to finance part of the acquisition cost of M/V “Yannis Pittas”. The loan was payable in twenty four consecutive quarterly installments, of $250,000, followed by a balloon instalment of $4,500,000, payable together with the last instalment. The loan bore interest at term SOFR plus a margin. A margin of 1.00% above SOFR was applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in a cash collateral account in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounted to 2.00% above SOFR.

On December 15, 2025, Yannis Navigation Ltd. and Troboni Shipping Ltd., the owners of M/V “Yannis Pittas ” and Hull No XY166, respectively, signed an agreement with Eurobank S.A. for a loan of up to $39,500,000 in two tranches. On December 16, 2025, Yannis Navigation Ltd. under Tranche A drew $13,500,000 and the same day repaid the indebtedness of the old facility amounting to $8,500,000. According to the new agreement the loan will be repaid in 28 consecutive quarterly principal installments of $250,000 plus a balloon payment of $6,500,000 payable together with the last installment in December 2032. Tranche B, of $26,000,000, will finance part of the pre-delivery and delivery installments of Hull No XY 166 under the existing shipbuilding contract. Tranche B will be repaid in 32 consecutive quarterly installments of $325,000 plus a balloon of $15,600,000 payable together with the last loan installment in July 2035. The first installment of Tranche B will be due in 3 months from the last drawdown date. The margin was reduced to 1.65% or to 1.60% subject to sustainability linked targets, above SOFR. A margin of 0.50% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in a cash collateral account in favor of the lender. The loan is secured with the following: (i) first assignment of the shipbuilding contract, (ii) first assignment of relevant refund guarantees provided by the shipyard (iii) first priority mortgage over M/V “Yannis Pittas”, (iv) first assignment of earnings and insurance of the abovementioned vessels and (v) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid in December 2025 loan arrangement fees of $108,000 for Tranche A.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

(i)

On November 3, 2025, Aristeidis Shipping Ltd. signed a term loan facility with CrediaBank S.A. to partly finance on pre-delivery and delivery basis the construction and delivery of Hull No XY164 for a loan of up to $26,924,320. On November 7, 2025 the Company drew the amount of $3,591,591 to finance the 2nd installment to the shipyard. The loan is payable in twenty-eight consecutive quarterly installments of $300,000, followed by a balloon instalment of $18,524,320, payable together with the last instalment in May 2034. The first installment will be due in 3 months from the last drawdown date. The loan bears interest at SOFR plus a margin of 1.65% or 1.60% subject to sustainability linked targets, above SOFR. A margin of 0.75% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in an account with the lender and pledged in favor of the lender. The loan is secured prior to the delivery of the vessel with the following: (i) first assignment of the shipbuilding contract, (ii) first assignment of relevant refund guarantees provided by the Shipyard. After the delivery of the vessel the loan is secured with: (i) first priority mortgage over the vessel, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid in December 2025 loan arrangement fees of $28,733.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans - Continued

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments as well as deposits to dry docking reserve accounts that can only be used to cover the cost of the next scheduled drydocking of the respective collateral vessel. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits (including the cash collateral required under certain of the Company’s FFAs, if any, as described in Note 14) amounted to $5,197,268 and $5,356,922 as of December 31, 2024 and 2025, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2025, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2023, 2024 and 2025 amounted to $6,277,704, $7,692,208 and $6,549,276, respectively.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

For the taxable years 2023, 2024 and 2025 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it was subject to the 5% Override Rule, but nonetheless satisfied the Publicly Traded Test for the respective years, because the non-qualified 5% shareholders did not own more than 50% of the Company’s common stock for more than half of the days during the taxable years.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

On April 29, 2023, M/V “Good Heart” was detained at Corpus Christi by the United States Coast Guard for certain deficiencies. The deficiencies were rectified, and the vessel was able to sail in early June 2023 after EuroDry provided two corporate guarantees for $2 million each on behalf of the owner and the manager of the vessel for alleged MARPOL violations. In January 2025, the Company and the Manager with the assistance of their US counsel settled the case amicably with the US Department of Justice, without a Court hearing with a fine of $1,125,000 plus a $375,000 donation. These amounts were remitted to the US solicitors in January 2025 and the guarantees provided by the Company were cancelled. A provision of $0.5 million and $2.95 million was recorded for anticipated costs relating to the incident presented in “Other operating loss / (income)” in the consolidated statements of operations for the years ended December 31, 2023 and 2024, respectively, which relates to costs paid and accrual for the settlement covering the full amount of its exposure. The Company in 2025 prepared and filed a discretionary claim for the case to the Protection & Indemnity insurers. In November 2025 the Company received the amount of $1.4 million net of legal expenses of $0.08 million from its Protection & Indemnity insurers. The provision and the claim received have been presented as “Other operating loss / (income)” in these consolidated statements of operations for the respective period.

As of December 31, 2025, future gross minimum revenues under non-cancellable time charter agreements total $13.5 million. This amount is due in the year ending December 31, 2026. Future gross minimum revenues also include revenues deriving from four index linked charter agreements using the index rate at the commencement date of the agreement, in compliance with ASC 842. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of  December 31, 2025, the Company had under construction two ultramax bulk carriers with an outstanding amount of $57.4 million. An amount of $10.7 million is payable in the year ending December 31, 2026 and an amount of $46.7 million is payable in the year ending December 31, 2027. The Company intends to finance these commitments with debt financing and own cash (refer to Note 8).

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

11.	Stock Incentive Plan

In May 2018, the Company’s Board of Directors approved an equity incentive plan (the “May 2018 Plan”). The May 2018 Plan was administered by the Company’s Board of Directors which could make awards totaling in aggregate up to 150,000 shares over five years after the May 2018 Plan’s adoption date. In November 2022, the Company’s Board of Directors approved a subsequent equity incentive plan (the “November 2022 Plan”) which can make awards totaling in aggregate up to 200,000 shares after the shares of the May 2018 Plan were awarded. In November 2025, the Company’s Board of Directors approved a subsequent equity incentive plan (the “November 2025 Plan”) after the shares of the November 2022 Plan were awarded. The November 2025 Plan will be also administered by the Company’s Board of Directors which can make awards totaling in aggregate up to 300,000 shares over five years after the November 2025 Plan’s adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) to the Company and its subsidiaries and affiliates (collectively, “key persons”) will be eligible to receive awards under the equity incentive plan.  Awards may be made under the May 2018 Plan, the November 2022 Plan and the November 2025 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the May 2018 Plan, November 2022 Plan and November 2025 Plan are noted below.

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

On November 10, 2023 an award of 59,100 non-vested restricted shares, was made to 31 key persons of which 50% vested on July 1, 2024 and the remaining 50% vested on July 1, 2025; awards to officers and directors amounted to 29,600 shares and the remaining 29,500 shares were awarded to employees of Eurobulk.

On November 12, 2024 an award of 60,100 non-vested restricted shares, was made to 32 key persons of which 50% vested on November 14, 2025 and the remaining 50% will vest on November 13, 2026; awards to officers and directors amounted to 29,600 shares and the remaining 30,500 shares were awarded to employees of Eurobulk.

On November 6, 2025 an award of 63,850 non-vested restricted shares, was made to 38 key persons of which 50% will vest on July 1, 2026 and the remaining 50% will vest on July 1, 2027; awards to officers and directors amounted to 28,200 shares and the remaining 35,650 shares were awarded to employees of Eurobulk.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

The compensation cost that has been charged against income for awards was $797,984, $954,087 and $801,243, for the years ended December 31, 2023, 2024 and 2025, respectively, and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards. There were no forfeitures of non-vested shares during the years ended December 31, 2023 and 2025. During the year ended December 31, 2024, 750 shares were forfeited with a weighted-average grant-date fair value of $14.63 per share.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

11.	Stock Incentive Plan – Continued

A summary of the status of the Company’s non-vested shares as of December 31, 2023, 2024 and 2025, and the movement during the years ended December 31, 2023, 2024 and 2025, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value

Non-vested on January 1, 2023	82,950	15.14
Granted	59,100	14.97
Vested	(53,650)	15.79
Non-vested on December 31, 2023	88,400	14.63

Non-vested on January 1, 2024	88,400	14.63
Granted	60,100	15.29
Forfeited	(750)	14.63
Vested	(58,350)	14.46
Non-vested on December 31, 2024	89,400	15.19

Non-vested on January 1, 2025	89,400	15.19
Granted	63,850	12.83
Vested	(59,350)	15.13
Non-vested on December 31, 2025	93,900	13.62

As of December 31, 2025, there was $1,142,457 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the November 2022 and November 2025 Plan and is expected to be recognized over a weighted-average period of 0.771 years. The total fair value at grant-date of shares granted during the years ended December 31, 2023, 2024 and 2025 was $884,727, $918,929 and $819,196, respectively. The total fair value of shares vested based on the share price as of the date of vesting was $791,881, $1,164,319 and $685,100 during the years ended December 31, 2023, 2024 and 2025, respectively.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

12.	Loss per Share

Basic and diluted loss per common share attributable to controlling shareholders are computed as follows:

	2023	2024	2025
Loss:
Net loss attributable to controlling shareholders	(2,908,904)	(12,605,874)	(4,264,221)
Weighted average common shares – outstanding, basic and diluted	2,763,121	2,727,698	2,755,937
Loss per share attributable to controlling shareholders - basic and diluted	(1.05)	(4.62)	(1.55)

For the years ended December 31, 2023, 2024 and 2025, during which the Company incurred losses, the effect of 88,400, 89,400 and 93,900 non-vested stock awards, respectively, was anti-dilutive. Hence for the year ended December 31, 2023, 2024 and 2025, “Basic loss per share attributable to controlling shareholders” equals “Diluted loss per share attributable to controlling shareholders.”

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

13.	Voyage Expenses, net and Vessel Operating Expenses

These consist of:

	Year ended December 31,
	2023	2024	2025
Voyage expenses, net
Port charges and canal dues	1,261,245	709,361	944,158
Bunkers consumption (including gain on bunkers)	2,731,786	5,348,331	4,732,579
Total	3,993,031	6,057,692	5,676,737

Vessel operating expenses
Crew wages and related costs	11,032,888	14,105,295	13,673,592
Insurance	2,060,324	2,529,231	2,256,107
Repairs and maintenance	1,149,488	910,009	1,115,512
Lubricants	1,286,046	1,350,166	1,248,427
Spares and consumable stores	3,496,958	4,999,329	4,663,536
Professional and legal fees	794,269	638,515	703,592
Other	938,735	1,134,734	1,294,771
Total	20,758,708	25,667,279	24,955,537

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

On June 17, 2022, the Company entered into an interest rate swap with NBG for a notional amount of $10.0 million, with inception date on January 3, 2023 and maturity date on January 3, 2028. Under this contract, NBG made a quarterly payment to the Company equal to the 3-month SOFR while the Company paid a fixed rate of 3.189% based on the notional amount. In October 2025, the Company decided to liquidate its position into this interest rate swap agreement realizing a gain of $0.01 million.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

14.	Derivative Financial Instruments - Continued

The interest rate swaps did not qualify for hedge accounting as of December 31, 2024 and 2025.

Freight Forward Agreements (“FFA”)

In the fourth quarter of 2022 the Company entered into an FFA contract on the Baltic Panamax Index (“BPI”) for the first three calendar months of 2023, totaling 90 days at an average rate of $12,000.

In the first quarter of 2023 the Company entered into four FFA contracts on the BPI (a contract for April, May and June of 2023, totaling 90 days at an average TCE rate of $16,500, a contract for April, May and June of 2023, totaling 90 days at an average TCE rate of $17,750, a contract for July, August and September of 2023, totaling 90 days at an average TCE rate of $16,250 and a contract for July, August and September of 2023, totaling 90 days at an average TCE rate of $17,500). In the fourth quarter of 2023 the Company entered into three additional contracts on the BPI (a contract for the first three calendar months of 2025, totaling 90 days at an average TCE rate of $10,100, a contract for the first three calendar months of 2024, totaling 90 days at an average TCE rate of $10,000 and a contract for the first three calendar months of 2024, totaling 90 days at an average TCE rate of $10,675).

During 2024, the Company did not enter into any FFA contracts.

In the fourth quarter of 2025 the Company entered into two FFA contracts on the Baltic Supramax index (“BSI”) 10TC (a contract for January, February and March of 2026, totaling 135 days at an average TCE rate of $12,000 and a contract for January, February and March of 2026, totaling 45 days at an average TCE rate of $12,050).

The contracts are settled on a monthly basis using the average of the BPI or the BSI for the days of the month the BPI or the BSI is published.  The Company receives a payment if the average BPI or BSI for the month is below the contract rate equal to the difference of the contract rate less the average BPI or BSI for the month multiplied by the number of contract days sold; if the average BPI or BSI for the month is greater than the contract rate the Company makes a payment equal to the difference of the average BPI or BSI for the month less the contract rate multiplied by the number of contract days sold. If the Company buys contracts previously sold (or the opposite) the Company receives or pays the difference of the two rates for the period covered by the contracts.

The FFA contracts did not qualify for hedge accounting. The Company follows guidance relating to “Fair value measurements” to calculate the fair value of the FFA contracts (see Note 15).

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

14.	Derivative Financial Instruments – Continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2024	December 31, 2025
Interest rate swap contract	Current assets - Derivatives	120,675	-
FFA contracts	Current assets – Derivatives	-	84,510
Interest rate swap contract	Long-term assets – Derivatives	144,523	-
Total derivatives assets		265,198	84,510

Derivatives not designated as hedging instruments	Location of gain / (loss) recognized	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
Interest rate swap contracts – Change in fair value	Gain / (loss) on derivatives, net	(1,923,681)	86,340	(265,198)
Interest rate swap contracts - Realized gain	Gain / (loss) on derivatives, net	1,941,446	218,454	136,513
FFA contracts – Change in fair value	Gain / (loss) on derivatives, net	(1,328,550)	1,287,720	84,510
FFA contracts – Realized gain / (loss)	Gain / (loss) on derivatives, net	2,529,160	(954,817)	-
Total gain / (loss) on derivatives, net		1,218,375	637,697	(44,175)

The Company’s FFA contracts discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2024 and 2025 amounted to nil and $284,460, respectively, and are included within “Restricted cash” under "Current assets" in the consolidated balance sheets.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

15.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and derivatives. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, accrued expenses and amount due to related companies.

Interest rate risk

The Company enters into interest rate swap contracts from time to time as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals, the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert portion of long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 14 they did not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company did not have written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognized the change in fair value of the derivatives under "Gain / (loss) on derivatives, net" in the consolidated statements of operations. As of December 31, 2025, the Company had no open interest rate swap contracts and hence, the Company is exposed to increases in interest rates on its interest-bearing debt.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

15.	Financial Instruments - Continued

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

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, trade accounts payable, accrued expenses and amount due to related companies approximate their individual carrying amounts as of December 31, 2024 and 2025, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of December 31, 2025, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the SOFR.

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

15.	Financial Instruments - Continued

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2025
Balance sheet location	Total	(Level 1)	(Level 2)	(Level 3)
Assets FFA contracts, current portion	$84,510	$84,510	-	-

	Fair Value Measurement as of December 31, 2024
Balance sheet location	Total	(Level 1)	(Level 2)	(Level 3)
Assets Interest rate swap contract, current portion	$120,675	-	$120,675	-
Interest rate swap contract, long term portion	$144,523	-	$144,523	-

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

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

15.	Financial Instruments – Continued

The Company recognized a total impairment loss of $2.8 million, which was included in the consolidated statement of operations for the year ended December 31, 2024. The carrying value of M/V “Santa Cruz” as of December 31, 2024 amounted to $8.7 million.

The Company did not have any other assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2024 and 2025.

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

On August 8, 2022, the Company announced that its Board of Directors has approved a share repurchase program for up to a total of $10 million of the Company's common stock. The original repurchase program approved in August 2022 had an initial duration of 12 months and was extended in August 2023 for an additional 12-month period, in August 2024 for an additional period of 12 months and in August 2025 for another period of 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice. During the year ended December 31, 2023, the Company under its share repurchase program repurchased and cancelled 129,303 common shares, in open market transactions, for an aggregate consideration of approximately $2.0 million. During the year ended December 31, 2024, the Company under its share repurchase program repurchased and cancelled 65,070 common shares, in open market transactions, for an aggregate consideration of approximately $1.3 million. During the year ended December 31, 2025, the Company did not repurchase any of its common shares under its share repurchase program.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

16.	Common stock - Continued

On October 10, 2023, the Company filed a prospectus supplement with the SEC and the Company signed an equity distribution agreement with Alliance Global Partners (A.G.P.) in connection with the Company’s at-the-market offering program. Under this agreement the Company proposes to issue and sell through A.G.P. (as a sales agent) common shares, par value $0.01 per share, of the Company having an aggregate offering price up to $6,680,000. The shares consist entirely of authorized but unissued common shares to be issued and sold by the Company. During the years ended December 31, 2023, 2024 and 2025 no transaction has been completed under this agreement.

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

During the year ended December 31, 2025, the Company issued 63,850 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plan (Note 11).

17.	Non-controlling interests in subsidiaries

In October 2023, the Company agreed with a number of investors represented by NRP Project Finance AS (“NRP Investors”) to acquire M/V “Maria” and M/V “Christos K” from unrelated third parties, and NRP investors would acquire a non-controlling interest of 39% for a capital contribution of $10,140,000 in the respective vessel-owning companies, with the Company holding the remaining 61% controlling interest. During the year ended December 31 ,2025, NRP investors contributed to the Company the amount of $390,000. Additionally, in the same period the Company distributed to NRP Investors the amount of $487,500. Net loss / (income) attributable to the non-controlling interest for the years ended December 31, 2023, 2024 and 2025 was $374,068, $911,370 and $(475,365), respectively, which was in full allocated to and reduced or increased, respectively, the “Non-controlling interest” presented in the consolidated balance sheets.

EuroDry Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

18.	Segment reporting

The Company reports financial information and evaluates its operations and operating results by total consolidated net income and not by the type of vessel, length of vessel employment, customer or type of charter. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, the Company’s management, including its Chief Executive Officer, Mr. Aristides J. Pittas, who is the chief operating decision maker (“CODM”), does not use discrete financial information to evaluate the operating results for each such type of charter or vessel, but is instead regularly provided with only the Net revenue and significant segment expenses as noted in the table below. In addition, the CODM reviews segment assets as these reported on the consolidated balance sheets as “Total Assets”.

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

The following table summarizes the Company’s significant segment information:

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Net revenue	47,591,924	61,083,227	52,264,141
Voyage expenses, net	(3,993,031)	(6,057,692)	(5,676,737)
Vessel operating expenses	(20,758,708)	(25,667,279)	(24,955,537)
Dry-docking expenses	(3,404,323)	(8,549,609)	(2,807,068)
Related party management fees	(3,281,361)	(4,209,166)	(4,413,766)
General and administrative expenses	(3,459,943)	(3,271,195)	(3,171,053)
Interest and other financing costs	(6,486,814)	(7,956,478)	(6,880,973)
Other segment items (1)	(9,490,716)	(18,889,052)	(8,147,863)
Net loss	(3,282,972)	(13,517,244)	(3,788,856)

Other segment items of the segment include Vessel depreciation, Net gain on sale of vessels, Impairment loss, Other operating loss / (income), Gain / (loss) on derivatives, net, Interest income, and Foreign exchange loss.